


American Airlines



Notice of 2023 Annual Meeting of Stockholders, Proxy Statement and 2022 Annual Report on Form 10-K

Notice of 2023 annual meeting of stockholders and proxy statement

American Airlines Group Inc.



March 30, 2023

To Our Stockholders:

On behalf of the Board of Directors of American Airlines Group Inc., we invite you to attend the 2023 Annual Meeting of Stockholders to be held on Wednesday, May 10, 2023, at 9:00 a.m., Central Time. As with our recent meetings, this year's Annual Meeting will be a virtual meeting of stockholders, conducted via live audio webcast. The virtual format provides the opportunity for participation by a broader group of our stockholders and enables stockholders to participate fully, and equally, from any location around the world. You can attend the Annual Meeting via the Internet by registering at *www.proxydocs.com/AAL* using the control number which appears on your Notice Regarding the Availability of Proxy Materials, your proxy card (printed in the gray box), and the instructions that accompanied your proxy materials. You will have the ability to submit questions in advance of, and real-time during, the Annual Meeting via the meeting website.

The attached Notice of 2023 Annual Meeting of Stockholders and Proxy Statement describes the formal business to be transacted and detailed procedures for attending, submitting questions, and voting at the virtual meeting. We have produced an interactive proxy statement that will provide our stockholders with better capability to navigate through the document, making key information easier to find and evaluate. The interactive proxy statement is accessible at *www.proxydocs.com/AAL* prior to and during the Annual Meeting.

It is important that your shares be represented at the Annual Meeting and, regardless of whether you plan to attend, we request that you vote in advance on the matters to be presented at the Annual Meeting as described in these proxy materials.

Thank you for your continued support.



Sincerely,

Robert Isom
Chief Executive Officer

The accompanying Proxy Statement is dated March 30, 2023, and is first being released to stockholders of American Airlines Group Inc. on or about March 30, 2023.

NOTICE OF 2023 ANNUAL MEETING OF STOCKHOLDERS

DATE AND TIME:
Wednesday, May 10, 2023
9:00 a.m. Central Time

VIRTUAL MEETING ACCESS:
Register at *www.proxydocs.com/AAL*

RECORD DATE:
March 13, 2023

MEETING AGENDA

1	A proposal to elect 12 directors to serve until the 2024 Annual Meeting of Stockholders and until their respective successors have been duly elected and qualified
2	A proposal to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2023
3	A proposal to approve, on a non-binding, advisory basis, executive compensation as disclosed in the attached Proxy Statement
4	A proposal to approve, on a non-binding, advisory basis, the frequency of the advisory vote to approve executive compensation
5	A proposal to approve the 2023 Incentive Award Plan
6	Advisory vote on a stockholder proposal
7	Such other business as properly may come before the 2023 Annual Meeting of Stockholders or any adjournments or postponements of the Annual Meeting

For instructions on voting in advance of and during the virtual meeting, please see page (i) of the Proxy Statement.

Important notice regarding the availability of proxy materials for the Annual Meeting:
Our Proxy Statement and 2022 Annual Report on Form 10-K are available at *www.proxydocs.com/AAL* prior to and during the Annual Meeting.

You can help us reduce costs and the impact on the environment by electing to receive and access future copies of our proxy statements, annual reports and other stockholder materials electronically by e-mail. If your shares are registered directly in your name with our stock registrar and transfer agent, American Stock Transfer & Trust Company, LLC, you can make this election by going to its website (*www.astfinancial.com*) or by following the instructions provided when voting over the Internet. If you hold your shares in a brokerage account or otherwise through a third party in "street name," please refer to the information provided by your broker, bank or other nominee for instructions on how to elect to receive and view future annual meeting materials electronically.

By Order of the Board of Directors of American Airlines Group Inc.,

Grant B. McGee
Corporate Secretary

PLEASE READ THE ACCOMPANYING PROXY STATEMENT CAREFULLY.

REGARDLESS OF WHETHER YOU PLAN TO ATTEND THE MEETING, YOUR VOTE IS IMPORTANT AND WE ENCOURAGE YOU TO VOTE PROMPTLY.

PROXY STATEMENT SUMMARY

This summary contains highlights about our company and the upcoming 2023 Annual Meeting of Stockholders (the "Annual Meeting"). This summary does not contain all of the information that you should consider in advance of the meeting and we encourage you to read the entire Proxy Statement and the Annual Report on Form 10-K for the year ended December 31, 2022 that accompanies this Proxy Statement before voting.

2023 Annual Meeting of Stockholders



Date and Time:
Wednesday,
May 10, 2023 at
9:00 a.m., Central Time



Virtual Meeting Access:
Register at *www.proxydocs.com/AAL*



Record Date:
March 13, 2023



Proxy Mail Date:
On or about
March 30, 2023

Vote in Advance of the Meeting	Vote During the Meeting

 **Over the Internet at** *www.proxydocs.com/AAL*; or

 **By telephone at 1-866-570-3320; or**

 **By mail — sign, date and return the proxy card or voting instruction form mailed to you.**

 **Over the Internet during the Annual Meeting.** Please register at *www.proxydocs.com/AAL* to gain access to the meeting.

See page 1 — "Virtual Stockholder Meeting" for details on how to access the live audio webcast and vote during the Annual Meeting.

Submitting Questions at the Virtual Annual Meeting

Stockholders may submit questions in writing during the Annual Meeting by registering to attend the virtual meeting at *www.proxydocs.com/AAL*. Stockholders will need their unique control number which appears on their Notice Regarding the Availability of Proxy Materials, the proxy card (printed in the gray box) and the instructions that accompanied the proxy materials.

As part of the Annual Meeting, and as time permits, we will hold a live Q&A session, during which we intend to answer questions submitted during the meeting in accordance with the Annual Meeting's Rules of Conduct which are pertinent to American Airlines Group Inc. (the "Company") and the meeting matters. Answers to any such questions that are not addressed during the meeting will be published following the meeting on the Company's website at *www.aa.com* under the links "Investor Relations"—"Annual Shareholders Meeting"—"2023 Annual Meeting of Stockholders Q&A." Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once. In order to promote fairness, efficient use of the Company's resources and to ensure all stockholders are responded to, we will respond to up to three questions from a single stockholder. The Annual Meeting's Rules of Conduct will be posted on *www.proxydocs.com/AAL* approximately two weeks prior to the Annual Meeting*.*

Stockholder Engagement and Governance Highlights

We welcome and value communication with our stockholders. We engage in proactive dialogue with our largest stockholders year-round to gain an understanding of their perspectives on a wide range of matters, which we regularly share with the Board of Directors of the Company (the "Board"). Stockholders may communicate directly with our Board as set forth under "Communications with the Board and Non-Management Directors" on page 46. The following corporate governance and Board practices ensure accountability and enhance effectiveness in the boardroom:

Our Governance Best Practices

✓ Independent Chairman and separate Chairman and CEO roles

✓ Annually elected directors

✓ Independent Board committees

✓ Regular Board and management succession planning

✓ Independent directors meet without management present

✓ Robust oversight of strategy and risk

✓ Regular Board and committee evaluations

✓ Majority voting in director elections

✓ Stockholder right to call special meetings of stockholders

✓ Stockholder right to proxy access

✓ Stockholder engagement policy and outreach program

✓ Commitment to sustainability and social responsibility

✓ Stock ownership guidelines for directors and executive officers

Board Refreshment and Board Leadership Structure

The Board believes that thoughtful refreshment of the members of the Board is important to ensure that the Board continues to meet the changing needs of the Company and that new perspectives are regularly considered. The Board and the Corporate Governance, Public Responsibility and Safety ("CGPRS") Committee regularly evaluate the composition of the Board and its committees in an effort to develop a long-term succession plan for the Board and its leadership. Over the past three years, the active work of our Board and CGPRS Committee has resulted in the following actions:

- **The election of four new directors from 2020 to 2022**: Doug Steenland (2020), Adriane Brown (2021), Greg Smith (2022) and Vicente Reynal (2022).
- **A CEO succession**: As a culmination of the Board's CEO succession planning, in December 2021, we announced that Robert Isom would succeed Doug Parker as the CEO of the Company and be appointed as a director of the Company effective March 31, 2022. The Board determined that it was important to retain Mr. Parker in the role of Chairman of the Board in order to ensure a successful transition in leadership.
- **The retirement of our Chairman in 2023 following a successful CEO transition**: Following our long-term succession planning process for our CEO, in February 2023, we announced that Mr. Parker will retire from the Board on April 30, 2023.
- **The election of our Independent Chairman**: Also in February 2023, we announced the election of Greg Smith as the Company's Independent Chairman effective April 30, 2023. By separating the roles of Chairman and CEO, our CEO is able to focus on executing on our strategy and operations, and our Chairman, who is an independent director, can devote his time and attention to matters of Board oversight and governance. John Cahill will continue to serve as the Lead Independent Director through the effective date of the election of Mr. Smith as our Independent Chairman.

In addition, we have announced that James Albaugh and Ray Robinson will retire from the Board at the conclusion of their current term and will not stand for election at the Annual Meeting. Following these changes, the average tenure of our director nominees is 5.4 years, with four of our 11 independent director nominees having joined our Board since 2020, representing 36% of our independent director nominees. In addition, over 40% of our Board nominees are diverse based on gender or ethnicity.

Voting Matters and Board Recommendations

Matter	Board Recommendation	Page
1. Election of directors	**FOR** each Director Nominee	**6**
2. Ratification of public accounting firm	**FOR**	**19**
3. A proposal to approve, on a non-binding, advisory basis, executive compensation	**FOR**	**21**
4. A proposal to approve, on a non-binding, advisory basis, the frequency of the advisory vote to approve executive compensation	**Every ONE YEAR**	**23**
5. A proposal to approve the 2023 Incentive Award Plan	**FOR**	**24**
6. Advisory vote on a stockholder proposal	**FOR**	**32**

2023 Director Nominees (Proposal 1)

Our director nominees have demonstrated their commitment to diligently execute their fiduciary duties on behalf of our stockholders, and we recommend that our stockholders elect each of the nominees shown in the chart below at the Annual Meeting.

Name	Age	Director Since	Principal Occupation	Independent	AC	CC	CGPRSC	FC
Jeffrey D. Benjamin	61	2013	Senior advisor to Cyrus Capital Partners	✓		M		M
Adriane M. Brown	64	2021	Managing Partner at Flying Fish Partners; former President and Chief Operating Officer at Intellectual Ventures Management; former President and Chief Executive Officer of Honeywell Transportation Systems	✓	M		M	
John T. Cahill	65	2013	Vice Chairman of The Kraft Heinz Company; former Chairman and Chief Executive Officer of Kraft Foods Group and of The Pepsi Bottling Group	✓	M		M	
Michael J. Embler	58	2013	Private investor; former Chief Investment Officer of Franklin Mutual Advisers	✓	M			C
Matthew J. Hart	70	2013	Former President and Chief Operating Officer of Hilton Hotels; former Chief Financial Officer of Hilton Hotels	✓	C			
Robert D. Isom	59	2022	Chief Executive Officer and President of American Airlines Group Inc. and American Airlines, Inc.	✕				
Susan D. Kronick	71	2015	Former Operating Partner at Marvin Traub Associates; former Vice Chairman of Macy's	✓		M	C	
Martin H. Nesbitt	60	2015	Co-Chief Executive Officer of The Vistria Group; former President and Chief Executive Officer of PRG Parking Management	✓	M			M
Denise M. O'Leary	65	2013	Private venture capital investor; former General Partner at Menlo Ventures	✓		C		M
Vicente Reynal	48	2022	Chairman, Chief Executive Officer and President of Ingersoll Rand	✓				
Gregory D. Smith Incoming Chairman	56	2022	Former Executive Vice President and Chief Financial Officer of The Boeing Company;	✓	M		M	
Douglas M. Steenland	71	2020	Senior Advisor to The Blackstone Group; Former President and Chief Executive Officer of Northwest Airlines Corporation	✓		M		M

AC = Audit Committee
CC = Compensation Committee
CGPRSC = Corporate Governance, Public Responsibility and Safety Committee

FC = Finance Committee
M = Member
C = Committee Chair

In light of the recent appointments and changes to our Board, the Board plans to assess its committee composition and membership following the Annual Meeting, including the appointment of our newest director, Mr. Reynal, to Board committees.

> **The Board unanimously recommends that the stockholders vote "FOR" each of the nominees shown in the chart above.**

Ratification of Appointment of KPMG LLP (Proposal 2)

The Board has directed that KPMG's appointment for the fiscal year ending December 31, 2023 be submitted to our stockholders for ratification at the Annual Meeting. KPMG is well qualified to act as our independent registered public accounting firm and has a deep understanding of our operations and accounting practices. The Audit Committee considered the qualifications, performance, and independence of KPMG, the quality of its discussions with KPMG, and the fees charged by KPMG for the level and quality of services provided during 2022, and determined that the reappointment of KPMG is in the best interest of the Company and its stockholders.

> **The Board unanimously recommends that the stockholders vote "FOR" the proposal to ratify the appointment of KPMG.**

Approval of Executive Compensation (Proposal 3)

In making 2022 compensation decisions, the Compensation Committee continued to consider concerns related to the need to retain and reward our management team throughout the COVID-19 pandemic and the backdrop of significant reductions in compensation. Despite these concerns, for 2022, the Compensation Committee re-established the performance-based components of our long-term incentive program ("LTIP") for our executive officers. Our 2022 LTIP for our executive officers returned to incorporating both performance- and time-vesting components, with the performance-vesting component weighted 50% by target value and tied to attainment of total debt reduction (60% weighting) and relative pre-tax income margin improvement (40% weighting) versus our industry peers. The performance-vesting component of the 2022 LTIP will be earned, if at all, no earlier than the third anniversary of the grant date. In addition, the Compensation Committee re-established our performance-based short term incentive program ("STIP"). The STIP is designed to align management with our goals to run a reliable operation and to return to profitability while building on our momentum on diversity, equity and inclusion.

We are committed to effective compensation governance, as demonstrated by the following compensation policies and practices:

What We Do	What We Do NOT Do
✓ **Compensation Program Places Significant Pay at Risk** with performance-based STIP and LTIP programs.	✗ **No Severance or Change in Control Agreements**. None of our executive officers have a severance or change in control agreement.
✓ **Independent Compensation Consultant** that is directly engaged by the Compensation Committee to advise on executive and director compensation matters.	✗ **No Guaranteed Bonuses**. Our executive officers' bonuses are 100% performance-based.
✓ **At-Will Employment** arrangements with our executive officers with no employment agreements.	✗ **No Active Executive Retirement Plans**. We do not maintain any active executive-only or supplemental retirement plans.
✓ **Stock Ownership Guidelines** that align our executive officers' long-term interests with those of our stockholders.	✗ **No Hedging or Pledging of our Stock.** We prohibit our executive officers from engaging in hedging transactions or using our stock as collateral for loans.
✓ **Tally Sheet Review** used to conduct a comprehensive overview of total compensation targets and potential payouts.	✗ **No Excise Tax Gross-Ups.** We do not provide gross ups on excise taxes in connection with a change in control.
✓ **Annual Compensation Risk Assessment** to identify any elements of our compensation program design or oversight processes that carry elevated levels of adverse risk.	✗ **No Excessive Perquisites**. Perquisites and other personal benefits are in line with industry standards.
✓ **Clawback Policy** for all cash and equity awards granted to our executive officers.	✗ **No Payouts of Dividends.** Unless and until an award's vesting conditions are satisfied, no dividends accrued on the award are paid.

> **The Board unanimously recommends that the stockholders vote "FOR" the approval of executive compensation.**

Approval of the Frequency of the Vote to Approve Executive Compensation (Say-On-Pay Frequency) (Proposal 4)

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 enables our stockholders to indicate how frequently they would like the Company to hold a non-binding, advisory vote on the compensation of our named executive officers. By voting on this proposal, stockholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two or three years. The Board has determined that holding a "say-on-pay" vote on executive compensation every year is the most appropriate alternative for the Company, and therefore recommends that you vote for a one-year interval for the advisory vote on executive compensation.

> **The Board unanimously recommends the approval of an advisory vote to approve executive compensation to be held every "ONE YEAR."**

Approval of the 2023 Incentive Award Plan (Proposal 5)

The Board has adopted, subject to stockholder approval, the American Airlines Group Inc. 2023 Incentive Award Plan (the "2023 Plan"). The 2023 Plan is intended to replace our 2013 Incentive Award Plan (the "2013 Plan"), which will expire in December 2023. Upon stockholder approval of the 2023 Plan, the 2023 Plan will become effective and will supersede and replace in its entirety the 2013 Plan, and no further awards will be granted under the 2013 Plan; however, the terms and conditions of the 2013 Plan will continue to govern any outstanding awards granted thereunder.

Subject to stockholder approval, the Board approved a share reserve under the 2023 Plan equal to 17,200,000 shares of our common stock, $0.01 par value per share ("Common Stock"). The 2023 Plan's share reserve will be reduced by one share of our Common Stock for every one share granted under the 2013 Plan after March 22, 2023 (the date of Board approval of the 2023 Plan) and prior to the effective date of the 2023 Plan.

Key Features of the 2023 Plan:

- **No liberal share counting**. The 2023 Plan prohibits the reuse of shares withheld or delivered to satisfy the exercise price of a stock option or to satisfy tax withholding requirements.

- **No repricing of awards without stockholder approval**. Under the 2023 Plan, awards may not be repriced without stockholder approval if the effect would be to reduce the exercise price for the shares underlying the award.

- **No evergreen feature; stockholder approval required for share reserve increases**. The 2023 Plan does not provide for an annual increase in the share reserve, and the 2023 Plan may not be amended to increase the share reserve without stockholder approval.

- **Minimum vesting requirements**. Subject to limited exceptions, no awards granted under the 2023 Plan may vest until the first anniversary of the date of grant.

- **No payment of dividends on unvested awards**. Under the 2023 Plan, no dividends or dividend equivalents in respect of shares underlying an unvested award may be paid until the award vests.

- **All awards are subject to clawback**. All awards granted under the 2023 Plan are subject to our clawback policy.

> **The Board unanimously recommends that the stockholders vote "FOR" the approval of the 2023 Incentive Award Plan.**

Advisory Vote on a Stockholder Proposal (Proposal 6)

A stockholder has informed the Company that he intends to present a proposal at our Annual Meeting requesting the Board to take each step necessary so that each voting requirement in the Company's charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against such proposals, or a simple majority in compliance with applicable laws to the fullest extent possible. The Board has considered this proposal and agrees that the removal of the supermajority provisions in our Bylaws and Certificate of Incorporation is in the best interests of the Company and our stockholders. Therefore, the Board recommends a vote FOR this proposal, but such recommendation is subject to several clarifications described in this Proxy Statement.

> **The Board unanimously urges that the stockholders vote "FOR" the stockholder proposal.**

TABLE OF CONTENTS

THE MEETING

Purpose, Date and Time

We are furnishing this Proxy Statement to our stockholders in connection with the solicitation by the Board of proxies to be voted at the Annual Meeting and any adjournments or postponements of that meeting. When used in this Proxy Statement, the terms "we," "us," "our," "the Company" or "American" refer to American Airlines Group Inc. ("AAG") and its consolidated subsidiaries. "AMR" or "AMR Corporation" refers to the Company during the period of time prior to its emergence from Chapter 11 and its acquisition of US Airways Group, Inc. on December 9, 2013.

The Annual Meeting will be held in a virtual format via live audio webcast on Wednesday, May 10, 2023, at 9:00 a.m., Central Time, for the purposes described in the accompanying Notice of Annual Meeting. Stockholders can register to attend the meeting via the Internet at *www.proxydocs.com/AAL* by using the control number which appears on the Notice Regarding the Availability of Proxy Materials, the proxy card (printed in the gray box), and the instructions that accompanied your proxy materials.

The approximate date we are first sending the Notice of Annual Meeting and accompanying proxy materials to stockholders, or sending a Notice Regarding the Availability of Proxy Materials and posting the proxy materials at *www.proxydocs.com/AAL*, is March 30, 2023.

Record Date; Stockholders Entitled to Vote

Stockholders of record at the close of business on March 13, 2023 (the "record date") are entitled to receive notice of and to vote at the Annual Meeting. On the record date, there were 652,816,491 shares of our Common Stock outstanding and eligible to be voted at the Annual Meeting. Each share of Common Stock entitles its owner to one vote on each matter submitted to the stockholders. As of the record date, approximately 0.3 million of the issued and outstanding shares of Common Stock were held in the disputed claims reserve established in accordance with AMR Corporation's fourth amended joint plan of reorganization. Pursuant to the plan, the shares held in the disputed claims reserve will be voted by the disbursing agent holding these shares in the same proportion as the other outstanding shares of Common Stock are voted.

A list of the names of stockholders entitled to vote at the Annual Meeting will be available to stockholders for ten days prior to the Annual Meeting for any purpose germane to the Annual Meeting. Please contact our Corporate Secretary at *grant.mcgee@aa.com* if you wish to examine the list prior to the Annual Meeting. The stockholder list will also be available during the virtual Annual Meeting for examination by any stockholder.

Your vote is very important. You are encouraged to vote as soon as possible.

Virtual Stockholder Meeting

The virtual meeting format enables stockholders to participate fully, and equally, from any location around the world, at little to no cost. We designed the format of our Annual Meeting to ensure that our stockholders who attend our Annual Meeting will be afforded the same rights and opportunities to participate as they would at an in-person meeting and to enhance stockholder access, participation and communication through online tools. Our directors will also attend the meeting.

Access to the Audio Webcast of the Annual Meeting. The live audio webcast of the Annual Meeting will begin promptly at 9:00 a.m., Central Time. Online access to the audio webcast will open approximately thirty minutes prior to the start of the Annual Meeting to allow time for you to log in and test the computer audio system. We encourage our stockholders to access the meeting prior to the start time.

Log in Instructions. Stockholders can register to attend the virtual meeting at *www.proxydocs.com/AAL*. Stockholders will need their control number which appears on the Notice Regarding the Availability of Proxy Materials, the proxy card (printed in the gray box). In the event that you do not have a control number, please contact your broker, bank or other nominee as soon as possible and no later than Wednesday, May 3, 2023, so that you can be provided with a control number and gain access to the meeting. Once registered, stockholders will receive an e-mail with a unique link, and instructions on how to attend the meeting one hour prior to the start of the meeting.

Submitting questions at the virtual Annual Meeting. Our stockholders will be able to submit questions during the Annual Meeting by registering to attend the virtual meeting at *www.proxydocs.com/AAL*. Stockholders will need their unique control number which appears on their Notice Regarding the Availability of Proxy Materials, the proxy card (printed in the gray box), and the instructions that accompanied the proxy materials.

As part of the Annual Meeting, and as time permits, we will hold a live Q&A session, during which we intend to answer questions submitted during the meeting in accordance with the Annual Meeting's Rules of Conduct which are pertinent to the Company and the meeting matters. Answers to any such questions that are not addressed during the meeting will be published following the meeting on the Company's website at *www.aa.com* under the links "Investor Relations"—"Annual Shareholders Meeting"—"2023 Annual Meeting of Stockholders Q&A." Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once. In order to promote fairness, efficient use of the Company's resources and to ensure all stockholders are responded to, we will respond to up to three questions from a single stockholder.

The Annual Meeting's Rules of Conduct will be posted on *www.proxydocs.com/AAL* approximately two weeks prior to the Annual Meeting*.*

Access to the Live Webcast of the Annual Meeting

The live audio webcast of the virtual Annual Meeting will be available to not only our stockholders, but also our team members and other constituents. In order to attend the virtual Annual Meeting, all stockholders and other guests will need to register at *www.proxydocs.com/AAL*.

A replay of the meeting will be made publicly available for two weeks after the meeting at the same website.

We will have technicians ready to assist you with any technical difficulties you may have accessing the virtual meeting. If you encounter any difficulties accessing the virtual meeting during check-in or the meeting, please call the technical support number that will be posted on the virtual meeting platform log-in page.

Quorum

The presence, in person or by proxy, of a majority of the outstanding shares of Common Stock as of the record date is necessary to constitute a quorum at the Annual Meeting. Shares are considered present "in person" if voted by the holder of those shares or by proxy during the Annual Meeting.

Vote Required to Approve Each Proposal

With respect to Proposal 1 (Election of Directors), each director must be elected by the affirmative vote of a majority of the votes cast with respect to such director by the shares present in person or represented by proxy and entitled to vote for the election of directors. A majority of the votes cast means that the number of votes cast "FOR" a nominee exceeds the number of votes cast "AGAINST" that nominee. Brokers do not have discretionary authority to vote on this proposal. Abstentions and broker non-votes (as defined below under "How to Vote Your Shares") are not considered votes cast "FOR" or "AGAINST" a nominee's election and will have no effect in determining whether a nominee has received a majority of the votes cast. In this election, an incumbent director nominee who does not receive the required number of votes for reelection is expected to tender his or her resignation to the Board in accordance with a policy adopted by the Board. Within approximately 90 days after certification of the election results of the stockholder vote, our CGPRS Committee (or such other committee as directed by the Board) will make a determination as to whether to accept or reject the tendered resignation. Following such determination, we will publicly disclose the decision regarding any tendered resignation in a Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC").

Approval of Proposal 2 (Ratification of Appointment of Independent Registered Public Accounting Firm), Proposal 3 (Advisory Vote to Approve Executive Compensation), Proposal 4 (Advisory Vote on the Frequency of the Advisory Vote to Approve Executive Compensation), Proposal 5 (Vote to Approve 2023 Incentive Award Plan) and Proposal 6 (Stockholder Proposal) will require the affirmative vote of the holders of a majority of the shares represented, in person or by proxy, and entitled to vote on the matter at the Annual Meeting, provided a quorum is present. Abstentions are considered in determining the number of votes required to obtain the necessary majority vote for the proposal and will have the same legal effect as voting against each proposal.

How to Vote Your Shares

If you are a stockholder of record, you may vote your shares:

- over the Internet at *www.proxydocs.com/AAL* prior to the day of the virtual Annual Meeting (and during the virtual Annual Meeting by registering at *www.proxydocs.com/AAL*); or

- by telephone using the toll-free number 1-866-570-3320 prior to the day of the virtual Annual Meeting; or

- by filling out, signing and dating your proxy card and mailing it in the prepaid envelope.

You will need to follow the instructions when using any of these methods to make sure your shares will be voted at the Annual Meeting. We encourage you to vote in advance by telephone, over the Internet or by mail by completing your proxy card, even if you plan to attend the virtual Annual Meeting.

If your shares are held in "street name" through a broker, bank or other nominee, you may instruct your broker, bank or other nominee to vote your shares by following the instructions that the broker, bank or other nominee provides to you with the proxy materials. If you do not provide the broker, bank or other nominee with specific voting instructions, the broker, bank or other nominee that holds your shares generally may vote on "routine" proposals but cannot vote on "non-discretionary" (non-routine) proposals. We believe that Proposal 2 is routine and that Proposals 1, 3, 4, 5 and 6 are non-discretionary.

Most brokers offer the ability for stockholders to submit voting instructions over the Internet, by telephone or by mail by completing a voting instruction card after you have read these proxy materials. If you hold shares through a broker, bank or other nominee and wish to vote your shares at the Annual Meeting, you will need your unique control number which appears on the instructions that accompanied the proxy materials. In any case, voting in advance over the Internet, by telephone or by mail will not prevent you from voting at the virtual Annual Meeting.

If the broker, bank or other nominee that holds your shares in "street name" returns a proxy card without voting on a non-discretionary proposal because it did not receive voting instructions from you on that proposal, this is referred to as a "broker non-vote." "Broker non-votes" are considered in determining whether a quorum exists at the Annual Meeting. Broker non-votes will have no effect on the outcome of Proposals 1, 3, 4, 5 and 6. Because brokers have discretionary authority to vote on Proposal 2, broker non-votes are not expected on Proposal 2.

Revoking or Changing Your Vote

Stockholders may revoke or change their votes by the following methods (your last instruction received by us will be counted):

- giving notice of revocation to our Corporate Secretary, at American Airlines Group Inc., MD8B503, 1 Skyview Drive, Fort Worth, Texas 76155 (by mail or overnight delivery);

- executing and delivering to our Corporate Secretary, at the address noted above, a proxy card relating to the same shares bearing a later date;

- voting over the Internet or by telephone prior to the time the voting facilities close; or

- logging onto and voting at the virtual Annual Meeting.

If you decide to revoke or change your vote other than by voting at the Annual Meeting, we must receive the notice of revocation or new vote by 11:59 p.m., Eastern Time, on Tuesday, May 9, 2023, the day prior to the date of the Annual Meeting.

If your shares are held in "street name," you must contact your broker, bank or other nominee to revoke or change your vote. The revocation or change must be made by the broker, bank or other nominee before the Annual Meeting.

Authority of Proxies

All proper votes received by us by 11:59 p.m., Eastern Time, on Tuesday, May 9, 2023, and not revoked will be voted at the Annual Meeting in accordance with the directions noted. In the absence of instructions, shares represented by a signed and dated proxy card will be voted "FOR" the election of all director nominees, "FOR" the ratification of the appointment of the independent registered public accounting firm, "FOR" the approval, on a non-binding, advisory basis,

of executive compensation as disclosed in this Proxy Statement, "ONE YEAR" for the frequency of the advisory vote on executive compensation, "FOR" the approval of the 2023 Incentive Award Plan and "FOR" the stockholder proposal.

If any other matters properly come before the Annual Meeting, the persons named as proxies on the proxy card will vote upon those matters according to their judgment. The Board knows of no other items of business that will be presented for consideration at the Annual Meeting other than those described in this Proxy Statement.

Solicitation of Votes

In addition to soliciting votes through the mail, we may solicit votes through our directors, officers and employees in person and by e-mail, telephone or facsimile. We may also request brokerage firms, nominees, custodians and fiduciaries to forward proxy materials to the beneficial owners of shares held of record by them. We will pay all expenses incurred in connection with the solicitation of proxies. In addition, we have retained Innisfree M&A Incorporated to assist in the solicitation for an anticipated fee of $25,000, plus expenses.

Inspector of Election

All votes at the Annual Meeting will be counted by Mediant, Inc., our inspector of election. The inspector of election will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

Important Notice Regarding the Internet Availability of Proxy Materials for the Annual Meeting

The Notice of Annual Meeting, this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 are available at *www.proxydocs.com/AAL* prior to and during the Annual Meeting.

Electronic Delivery of Proxy Materials

In order to eliminate the mailing of a paper notice and to speed your ability to access the proxy materials (including our Annual Report on Form 10-K for the year ended December 31, 2022), we encourage you to sign up for electronic delivery of the Notice Regarding the Availability of Proxy Materials using the instructions described below. Stockholders can help us reduce costs and the impact on the environment by electing to receive and access future copies of our proxy statements, annual reports and other stockholder materials electronically by e-mail. If your shares are registered directly in your name with our stock registrar and transfer agent, American Stock Transfer & Trust Company, LLC ("AST"), you can make this election by going to AST's website (*www.astfinancial.com*) and (1) clicking Client Login, then Shareholders & Investors, then Manage My Accounts, then select the type of Account—US Shareholder or Non US Shareholder, then Login to Transact; (2) entering the information required to gain access to your account; and (3) clicking Receive Company Mailing via E-Mail. You may also make this election by following the instructions provided when voting over the Internet. If you hold your shares in a brokerage account or otherwise through a third party in "street name," please refer to the information provided by your broker, bank or other nominee for instructions on how to elect to receive and view future annual meeting materials electronically.

This year, we intend both to mail our proxy materials to certain stockholders and to use the "Notice and Access" method of providing proxy materials to certain stockholders. Under the Notice and Access method, if you have not opted to receive an e-mail notification, you will receive by mail a simple "Notice Regarding the Availability of Proxy Materials," which will direct you to a website where you may access proxy materials online. You will also be told how to request proxy materials (at no charge) via mail or e-mail, as you prefer.

Householding of Proxy Materials

The SEC has adopted rules that permit companies and intermediaries (*e.g.*, brokers) to satisfy the delivery requirements for proxy statements and annual reports, or Notices Regarding the Availability of Proxy Materials, with respect to two or more stockholders sharing the same address by delivering a single proxy statement and annual report, or Notice Regarding the Availability of Proxy Materials, addressed to those stockholders. This process, which is commonly referred to as "householding," potentially means extra convenience for stockholders and cost savings for companies. In accordance with these rules, only one proxy statement and annual report, or Notice Regarding the Availability of Proxy Materials, will be delivered to multiple stockholders sharing an address unless we have received contrary instructions from one or more of the stockholders. Stockholders who currently receive multiple copies of the proxy statement and annual

report, or Notice Regarding the Availability of Proxy Materials, at their address and would like to request "householding" of their communications should contact their broker if they are beneficial owners or direct their request to our Corporate Secretary at the address provided on page 3 of this Proxy Statement if they are registered holders.

If, at any time, you no longer wish to participate in "householding" and would prefer to receive a separate proxy statement and annual report, or Notice Regarding the Availability of Proxy Materials, please notify your broker, if you are a beneficial owner or, if you are a registered holder, direct your written request to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or call Broadridge at 1-866-540-7095.

If requested, we will also promptly deliver, upon oral or written request, a separate copy of the proxy statement and annual report, or Notice Regarding the Availability of Proxy Materials to any stockholder residing at an address to which only one copy was mailed.

PROPOSAL 1—ELECTION OF DIRECTORS

Election of Directors

Upon the recommendation of the CGPRS Committee, the Board has nominated the 12 director candidates listed below under the section "Director Nominees." Each nominee is currently a director of the Company, one of whom was appointed since our 2022 annual meeting of stockholders.

The authorized number of directors is currently set at 15 and the Board currently consists of 15 members. Mr. Parker will retire from the Board on April 30, 2023, and Messrs. Albaugh and Robinson will not stand for re-election at the Annual Meeting. The Board has approved reducing the authorized number of directors to 12 effective as of the Annual Meeting. If elected as a director at the Annual Meeting, each of the nominees will serve a one-year term expiring at the 2024 annual meeting of stockholders and until his or her successor has been duly elected and qualified.

Each of the nominees has consented to serve as a director, if elected.

> **The Board unanimously recommends that the stockholders vote "FOR" the proposal to elect each director of the Company listed below under the section "Director Nominees" for a one-year term expiring at the 2024 annual meeting of stockholders and until his or her successor has been duly elected and qualified.**

Director Nominees

Information regarding our director nominees, including their qualifications and principal occupations, as well as the key experience and qualifications that led the Board to conclude each nominee should serve as a director, is provided below. The categories of key skills are:



Airline / Travel / Transportation
Consumer / Customer Service
Financial / Accounting
Investment
International Leadership
Safety
Risk Management
Sustainability
Senior Leadership
Information Technology
Human Capital / Union Relations

There are no family relationships among the directors and our executive officers.



Independent

Director Since:
2013

Committees:
Compensation; Finance

Key Skills and Experience:



Jeff Benjamin

Select Business Experience:

- Senior Advisor to Cyrus Capital Partners, L.P., a registered investment advisor (2008-Present)
- Consultant to Apollo Management, L.P., a private investment fund (2008-2017)

Current Public Company Directorships:

- A-Mark Precious Metals, Inc., a full-service precious metals trading company (2014-Present)
- Rackspace Technology, Inc., a technology services company (2016-Present)

Past Public Company Directorships:

- Chemtura Corporation (2010-2017)
- Caesars Entertainment Corp. (2008-2017)

Other Leadership Experience and Service:
Member of the boards of directors of the following private entities: ImOn Communications LLC, Higher Learning Technologies Corporation, NRG Media, LLC and Shutterfly Inc.

Key Experience/Director Qualifications:
Executive leadership experience in the investment industry, accounting and financial literacy, risk management expertise, success as an investor and extensive experience serving on the boards of directors of global public and private companies.



Independent

Director Since:
2021

Committees:
Audit; CGPRS

Key Skills and Experience:



Adriane Brown

Select Business Experience:
- Managing Partner of Flying Fish Partners, a technology-based venture capital firm (2018-Present)
- President and Chief Operating Officer of Intellectual Ventures Management, LLC, a private equity firm (2010-2017)
- Various roles, including President and Chief Executive Officer of Honeywell Transportation Systems, at Honeywell International Inc., a manufacturing company (1999-2010)
- Various roles, most recently Vice President and General Manager of Environmental Products, at Corning Incorporated, a materials manufacturing company (1980-1999)

Current Public Company Directorships:
- KKR & Co. Inc., a global investment company (2021-Present)
- Axon Enterprise, Inc., a law-enforcement technology company (2020-Present)
- eBay Inc., an e-commerce marketplace company (2017-Present)

Past Public Company Directorships:
- Allergan plc (2017-2020)
- Raytheon Company (2018-2020)
- Harman International (2013-2017)

Other Leadership Experience and Service:
Member of the board of directors of the Washington Research Foundation/ WRF Capital.

Key Experience/Director Qualifications:
Financial expertise, risk management experience, extensive experience as a senior operating executive for segments of large global public companies, including industrial and manufacturing companies, investment experience in technologies and service as a public company director.



Independent

Director Since:
2013

Committees:
Audit; CGPRS

Key Skills and Experience:


John Cahill

Select Business Experience:
- Vice Chairman of The Kraft Heinz Company ("Kraft Heinz"), a food and beverage company (2015-Present)
- Chairman and Chief Executive Officer of Kraft Foods Group, Inc. ("Kraft Foods Group"), until its merger with H.J. Heinz Company (2014-2015)
- Non-Executive Chairman of Kraft Foods Group (March 2014-December 2014)
- Executive Chairman of Kraft Foods Group (2012-2014)
- Executive Chairman, North American Grocery of Kraft Foods, Inc., the former parent of Kraft Foods Group (January 2012-December 2012)

Current Public Company Directorships:
- Kraft Heinz (2015-Present)
- Colgate-Palmolive Company, a consumer products company (2005-Present)

Past Public Company Directorships:
- Kraft Foods Group (2012-2015)
- Legg Mason, Inc. (2009-2014)
- The Pepsi Bottling Group, Inc. (1999-2007)
- Frontier Holdings, Inc. (1984-1985)

Other Leadership Experience and Service:
Former Industrial Partner at Ripplewood Holdings LLC; spent nine years with The Pepsi Bottling Group, Inc., culminating in the position of Chairman and Chief Executive Officer; and worked at PepsiCo, Inc. for nine years in a variety of leadership positions.

Key Experience/Director Qualifications:
Leadership and operations experience in executive leadership roles at global public companies, as well as airline experience, investment, accounting and financial expertise, experience in consumer products industries and public company board and corporate governance experience.



Independent

Director Since:
2013

Committees:
Audit; Finance

Key Skills and Experience:



Mike Embler

Select Business Experience:
- Chief Investment Officer of Franklin Mutual Advisers, LLC ("Franklin Mutual Advisers"), an asset management company (2005-2009)
- Head of Franklin Mutual Advisers' Distressed Investment Group (2001-2005)

Current Public Company Directorships:
- NMI Holdings, Inc., a mortgage insurance provider (2012-Present)
- Ventas, a healthcare REIT (2022- Present)

Past Public Company Directorships:
- Taubman Centers, Inc., a shopping mall REIT (2018-2020)
- CIT Group Inc. (2009-2016)
- Dynegy Inc. (2011-2012)
- AboveNet Inc. (2003-2012)
- Kindred Healthcare Inc. (2001-2008)

Other Leadership Experience and Service:
Worked at Nomura Holding America Inc. for almost a decade in positions of increasing responsibility culminating in the position of Managing Director; former member of the board of trustees of The Mohonk Preserve; and holds certificates in Cyber Security Oversight (National Association of Corporate Directors) and Environmental Conservation and Sustainability (Earth Institute Center for Environmental Sustainability).

Key Experience/Director Qualifications:
Experience in finance, asset management and restructurings, capital markets and capital management, experience as a senior executive, perspective as an institutional investor, success as an investor and service as a director of global public and private companies.



Independent

Director Since:
2013

Committees:
Audit

Key Skills and Experience:



Matt Hart

Select Business Experience:
- President and Chief Operating Officer of Hilton Hotels Corporation ("Hilton"), a hotel developer and operator, until its acquisition by a private equity firm (2004-2007)
- Executive Vice President and Chief Financial Officer of Hilton (1996-2004)

Current Public Company Directorships:
- American Homes 4 Rent, a real estate investment trust (2012-Present)
- Air Lease Corporation, an aircraft leasing company (2010-Present)

Past Public Company Directorships:
- B. Riley Financial, Inc. (2009-2015)
- US Airways Group, Inc. (2006-2013)
- Kilroy Realty Corporation (1997-2008)
- America West Holdings Corporation (2004-2005)

Other Leadership Experience and Service:
Former Senior Vice President and Treasurer of The Walt Disney Company; former Executive Vice President and Chief Financial Officer of Host Marriott Corp.; and member of the board of directors of Heal the Bay.

Key Experience/Director Qualifications:
Financial expertise, risk management experience, extensive experience as a senior operating and finance executive for large global public companies, including companies in the consumer travel industry, investment and mergers and acquisitions experience, service as a public company director and airline experience.



Chief Executive Officer

Director Since:
2022

Key Skills and Experience:



Robert Isom

Select Business Experience:
- Chief Executive Officer of AAG and American (2022-Present)
- President of AAG and American (2016-Present)
- Executive Vice President and Chief Operating Officer of AAG and American (2013-2016)
- Executive Vice President and Chief Operating Officer of US Airways Group, Inc. and US Airways, Inc. (2007-2013)

Current Public Company Directorships:
- AAG (2022-Present)

Past Public Company Directorships:
- Pinnacle Airlines Corporation (2003-2005)

Other Leadership Experience and Service:
Prior to joining US Airways, Mr. Isom held senior executive finance, commercial, operations, strategy and international roles at GMAC, LLC, Northwest Airlines and America West Airlines. He started his career at The Procter & Gamble Company. Mr. Isom serves as a board member of Airlines for America and as a member of the **one**world Governing Board.

Key Experience/Director Qualifications:
Financial, airline, marketing, human resources and labor relations experience, as well as nearly 30 years of experience in the airline industry; over 20 years of experience as an airline senior executive; and safety, sustainability and risk management experience.



Independent

Director Since:
2015

Committees:
Compensation; CGPRS

Key Skills and Experience:



Sue Kronick

Select Business Experience:
- Operating Partner at Marvin Traub Associates, a New York based retail consulting firm (2012-2022)
- Vice Chairman of Macy's, Inc. ("Macy's"), owner of Macy's and Bloomingdales retail department stores (2003-2010)
- Group President, Regional Department Stores of Macy's (2001-2003)
- Chairman and Chief Executive Officer of Burdines/Macy's Florida (1997-2001)

Current Public Company Directorships:
- Hyatt Hotels Corporation, a hospitality company (2009-Present)

Past Public Company Directorships:
- The Pepsi Bottling Group, Inc. (1999-2010)

Other Leadership Experience and Service:
Member of the board of directors of the John S. and James L. Knight Foundation and the Miami City Ballet.

Key Experience/Director Qualifications:
Financial, marketing and operational expertise, as well as experience serving as a global public company director and building industry leading brands as a result of the various executive management positions held with Macy's.



Independent

Director Since:
2015

Committees:
Audit; Finance

Key Skills and Experience:



Marty Nesbitt

Select Business Experience:
- Co-Chief Executive Officer of The Vistria Group, LLC, a private-equity investment firm (2013-Present)
- President and Chief Executive Officer of PRG Parking Management (PRG), an owner and operator of off-airport parking facilities (1996-2012)

Current Public Company Directorships:
- Chewy, Inc., an online retailer for pet needs (2020-Present)
- Center Point Energy Corp, a public utility company (2018-Present)

Past Public Company Directorships:
- Jones Lang LaSalle Incorporated, a public commercial real estate company (2011-2021)
- Pebblebrook Hotel Trust (2009-2010)
- Norfolk Southern Corporation (2013-2018)

Other Leadership Experience and Service:
Former member of the board of directors of PRG; former officer of the Pritzker Realty Group, L.P.; former Vice President and Investment Manager at LaSalle Partners, one of the predecessor corporations of Jones Lang LaSalle Incorporated; Trustee of Chicago's Museum of Contemporary Art; and Chairman of the Barack Obama Foundation.

Key Experience/Director Qualifications:
Executive leadership, operational, financial and investment experience, as well as global public company board experience.



Independent

Director Since:
2013

Committees:
Compensation; Finance

Key Skills and Experience:



Denise O'Leary

Select Business Experience:
- Private venture capital investor (1997-Present)
- Partner (1987-1996) and associate (1983-1987) at Menlo Ventures, a venture capital firm

Current Public Company Directorships:
- Medtronic plc, a medical technology company (2000-Present)

Past Public Company Directorships:
- Calpine Corporation (2009-2018)
- US Airways Group, Inc. (2005-2013)
- Chiron Corporation (2002-2006)
- America West Holdings Corporation (1998-2005)

Other Leadership Experience and Service:
Chair of the board of trustees of the University of Denver; member of the Board of Regents of the Smithsonian Institution; member of the board of directors of International Environmental Standards; and former member of the boards of directors of the following private entities: Galvanize, Inc., the Bonfils-Stanton Foundation, Lucile Packard Children's Hospital, Stanford Hospital & Clinics, Smithsonian National Board, the Denver Foundation, the Corporation for Supportive Housing, Connect for Health Colorado and the University of Colorado Hospital Authority.

Key Experience/Director Qualifications:
Executive leadership experience in the investment industry, financial expertise, experience in the oversight of risk management, human resources expertise, extensive service as a global public company director, success as an investor and airline industry expertise.



Independent

Director Since:
2022

Key Skills and Experience:



Vicente Reynal

Select Business Experience:
- Chairman of the board of directors of Ingersoll Rand Inc. ("Ingersoll") (2021-Present)
- Chief Executive Officer and President of Ingersoll (2020-Present)
- Chief Executive Officer and President of Gardner Denver Inc. ("Gardner Denver") (2017-2020)
- President, Chief Executive Officer—Industrials Segment of Gardner Denver (2015-2016)
- Various roles, including Group President at Danaher Corporation, a design and manufacturing company (2004-2015)
- Vice President Global Operations and Supply Chain at Thermo Fisher Scientific Inc., a scientific instrumentation company (2002-2004)
- Business Unit Manager, Aerospace Aftermarket at Honeywell Transportation Systems, a manufacturing company (1998-2002)

Current Public Company Directorships:
- Ingersoll Rand Inc. (2020-Present)

Past Public Company Directorships:
- Gardner Denver Inc. (2017-2020)

Other Leadership Experience and Service:
Member of the board of directors of the Ownership Works and United Community Center.

Key Experience/Director Qualifications:
Executive leadership experience in the industrial, energy and medical industries, extensive strategic, operational and general management experience, as well as experience serving as a public company director.



Incoming Independent Chairman

Director Since:
2022

Committees:
Audit; CGPRS

Key Skills and Experience:



Greg Smith

Select Business Experience:
- Chief Financial Officer and Executive Vice President of Enterprise Operations of The Boeing Company ("Boeing") (2020-2021; 2012-2021); Interim Chief Executive Officer of Boeing (2019-2020); Vice President of Finance and Corporate Controller of Boeing (2010-2012); and Vice President of Financial Planning and Analysis of Boeing (2008-2010)
- Vice President of Investor Relations of Raytheon Company (2004-2008)

Current Public Company Directorships:
- Intel Corporation, a technology company (2017-Present)

Other Leadership Experience and Service:
Member of the boards of directors of the Lurie Children's Hospital and Northwestern Memorial Healthcare.

Key Experience/Director Qualifications:
Financial expertise and extensive experience as a senior executive for a large global public company, risk management experience, extensive industry experience as executive officer of airplane manufacturer, extensive experience as a global business leader, with experience in regulatory affairs, as well as experience serving as a public company director.



Independent

Director Since:
2020

Committees:
Compensation; Finance

Key Skills and Experience:



Doug Steenland

Select Business Experience:
- Senior Advisor to The Blackstone Group L.P. (2009-Present)
- Chief Executive Officer of Northwest Airlines Corporation (2004-2008)
- President of Northwest Airlines Corporation (2001-2004)
- Senior Partner of law firm that is now DLA Piper LLP (1984-1991)

Current Public Company Directorships:
- American International Group, Inc., an insurance company (2009-May 2023)
- Hilton Worldwide Holdings, Inc., a hotel management company (2010-Present)
- London Stock Exchange Group (2021-Present)

Past Public Company Directorships:
- Performance Food Group (2012-2019)
- Travelport LLC (2012-2019)

Other Leadership Experience and Service:
Member of the board of trustees of the Brookings Institute, board of directors of the Middle East Investment Initiative and board of visitors of the Duke University Fuqua Business School; former Chairman of the Air Transport Association.

Key Experience/Director Qualifications:
Former airline president and CEO, extensive experience as a global business leader, with experience in finance, safety, restructuring and regulatory affairs, as well as experience serving as a public company director.

BOARD COMPOSITION

How We Build a Board that is Right for American Airlines

Each of the 12 current nominees for director recommended for election at the Annual Meeting is a current member of the Board, one of whom was appointed since our 2022 annual meeting of stockholders. The effectiveness of the Board and the recruitment of directors are overseen by the CGPRS Committee. In evaluating candidates for director, the CGPRS Committee considers the qualifications described below. Based on its evaluation of each of the current nominees' qualifications and his or her prior performance as a director, the CGPRS Committee determined to recommend each nominee for election. The CGPRS Committee received no nominations from stockholders for the Annual Meeting.

Consistent with its charter, the CGPRS Committee proposes for nomination existing directors and new candidates who have the highest personal and professional integrity, have demonstrated exceptional judgment, have proven leadership skills, as well as the requisite skills necessary to advance our long-term strategic plan, are committed to our success and have the ability to work effectively with the Company's Chief Executive Officer and other members of the Board. Also, a nominee must possess skills, experience and expertise appropriate to best serve the long-term financial interests of our stockholders.

The Corporate Governance Guidelines (the "Governance Guidelines") specify that it is the objective of the Board that it be composed of individuals who have, among other things, a diversity of skills, expertise and perspective, due to, among other things, age, gender, racial and ethnic diversity, appropriate for the business and operation of the Company. The Board currently includes a group of individuals who have demonstrated success and leadership in a variety of fields and endeavors, with a broad diversity of experience, opinions, perspectives, professions, skills, expertise, education, geographic representation and backgrounds. The CGPRS Committee and the Board believe that the Board is, and should continue to be, comprised of persons who can contribute experience in public company board service and corporate governance and areas such as strategic planning, leadership of large, complex organizations, international and global operations, the airline, travel and transportation industry, finance, accounting, and investment, risk management, customer service, marketing and consumer products, labor relations and human resources (including leadership assessment and diversity), safety, information technology, and sustainability. The CGPRS Committee does not assign specific weight to particular criteria and no particular criterion is necessarily applicable to all prospective nominees.

The Governance Guidelines also require that any directors who also serve as chief executive officers of public companies should not serve on more than two boards of public companies other than the Company's Board, and other directors should not serve on more than four boards of public companies, other than the Company's Board.

In accordance with applicable listing standards of The Nasdaq Stock Market ("Nasdaq"), the Board confirms that at least a majority of the Board is independent in accordance with the Nasdaq definition of independence and that the members of the Board, as a group, maintain the requisite qualifications under applicable Nasdaq listing standards for service on the Audit, Compensation and CGPRS Committees.

Board Refreshment and Succession Planning

The Board believes that thoughtful refreshment of the members of the Board is important to ensure that the Board continues to meet the changing needs of the Company and that new viewpoints and perspectives are regularly considered. The Board and CGPRS Committee regularly evaluate the composition of the Board and its committees in an effort to develop a long-term succession plan for the Board and its leadership. The Company's Governance Guidelines do not provide for an absolute limit on the length of time that a director may serve, but the CGPRS Committee and the Board consider the overall tenure of the Board during succession planning discussions and director nomination decisions. The Governance Guidelines also state that the retirement age for non-employee directors is 75. No individual is eligible for election to the Board after his or her 75th birthday.

The active work of our CGPRS Committee to add engaged and dynamic leaders to our Board has resulted in four of our 11 independent director nominees having joined our Board since 2020, representing 36% of our independent director nominees. With these additions, and the retirements of Messrs. Albaugh, Parker and Robinson, the average tenure of our director nominees is 5.4 years. Additional biographical information on each nominee is set out above beginning on page 7.

Joined in 2020	**Joined in 2021**	**Joined in 2022**	
			
Doug Steenland	Adriane Brown	Greg Smith	Vicente Reynal
Senior Advisor to The Blackstone Group L.P.; Former President and Chief Executive Officer of Northwest Airlines Corporation	*Managing Partner at Flying Fish Partners; former President and Chief Operating Officer at Intellectual Ventures Management; former President and Chief Executive Officer of Honeywell Transportation Systems*	*Former Executive Vice President and Chief Financial Officer of The Boeing Company*	*Chief Executive Officer and President of Ingersoll Rand*

In addition, as a culmination of the Board's CEO succession planning over several years, in December 2021, we announced that Robert Isom would succeed Doug Parker as the CEO of the Company and be appointed as a member of our Board effective March 31, 2022. As part of this plan, the Board determined that it was important to retain Mr. Parker in the role of Chairman of the Board in order to ensure a successful transition in leadership. This allowed Mr. Isom to focus on executing on our strategy and operations, and Mr. Parker to devote his time and attention to matters of Board oversight and governance and providing continued advisory support to the management team throughout the transition.

As part of the long-term succession planning process, in February 2023, following the successful transition of our CEO role, we announced that Mr. Parker will retire from our Board on April 30, 2023 and the appointment of Greg Smith as the Company's Independent Chairman effective April 30, 2023. By separating the roles of Chairman and CEO, our CEO is able to continue to focus on executing on our strategy and operations, and our Independent Chairman can devote time and attention to matters of Board oversight and governance.

Board Diversity and Tenure

The CGPRS Committee recognizes the benefits of diversity in the boardroom, including better reflecting our diverse customer and employee base and the healthy debate that stems from different viewpoints that may result from diverse backgrounds. Accordingly, our Board is diverse in many ways, with differing geographic, business, gender and racial backgrounds. Over 40% of our Board nominees are diverse based on gender or ethnicity.

Of our 12 director nominees, seven have served on our Board for less than ten years and another five have been on our Board for less than five years. We believe this attains the right balance between new directors who bring new ideas and insights and longer-serving directors with deep institutional knowledge of our Board and Company.

The demographic information presented below is as of the date of this Proxy Statement and is based on voluntary self-identification by each nominee. Additional biographical information on each nominee is set out above beginning on page 7.

	Benjamin	Brown	Cahill	Embler	Hart	Isom	Kronick	Nesbitt	O'Leary	Reynal	Smith	Steenland
RACE/ETHNICITY												
African American or Black		●						●				
Hispanic or Latinx										●		
White	●		●	●	●	●	●		●		●	●
GENDER												
Male	●		●	●	●	●		●		●	●	●
Female		●					●		●			
BOARD TENURE												
Years	9	2	9	9	9	1	7	7	9	0	1	2
Age	61	64	65	58	70	59	71	60	65	48	56	71



Tenure

0-5 years	5
6-10 years	7

Average tenure of director nominees: **5.4 years**

Age

<60 years	4
60-69 years	5
70+ years	3

Average age of director nominees: **62 years**

Diversity

2
1
2
7

Over 40% of director nominees identify as female and/or racially diverse

Female | Racially Diverse
Female and Racially Diverse

Stockholder Recommendations or Nominations of Director Candidates

The Board welcomes recommendations from its stockholders for director candidates that they believe meet the standards described above under "How We Build a Board that is Right for American Airlines." We encourage stockholders with any such director candidate recommendations to contact us directly prior to going through the formal director nomination procedures described below. The CGPRS Committee has a policy of considering candidates who are recommended by stockholders for membership to the Board in the same manner as candidates recommended by members of the Board.

Under our Bylaws, any stockholder wishing to nominate a director should submit in writing the candidate's name, biographical information, business qualifications and other information required by the Bylaws, to Susan D. Kronick, Chair of the Corporate Governance, Public Responsibility and Safety Committee, American Airlines Group Inc., MD8B503, 1 Skyview Drive, Fort Worth, Texas 76155. All submissions must be accompanied by the written consent of the proposed nominee to be named as a nominee and to serve as a director, if elected, and must otherwise be in compliance with our Bylaws. The Bylaws require that written nominations be received by the Company no sooner than 120 days and no later than 90 days prior to the first anniversary of the preceding year's annual meeting of stockholders. For the 2024 annual meeting of stockholders, notice must be delivered no sooner than January 11, 2024 and no later than February 10, 2024. All qualified submissions will be reviewed by the CGPRS Committee at the next appropriate meeting.

In addition, our Bylaws permit certain of our stockholders who have beneficially owned 3% or more of our outstanding Common Stock continuously for at least three years to submit nominations to be included in the Company's proxy materials for up to 20% of the total number of directors then serving. Notice of proxy access director nominations for the

2024 annual meeting of stockholders must be delivered to our Corporate Secretary at our principal executive offices no earlier than November 1, 2023 and no later than the close of business on December 1, 2023. The notice must set forth the information required by our Bylaws with respect to each proxy access director nomination that eligible stockholder or stockholders intend to present at the 2024 annual meeting of stockholders and must otherwise be in compliance with our Bylaws.

Any notice of director nomination other than through proxy access must include the additional information required by Rule 14a-19(b) under the Exchange Act and otherwise comply with our Bylaws. In connection with the 2024 annual meeting of stockholders, we intend to file a proxy statement and a WHITE proxy card with the SEC in connection with our solicitation of proxies for that meeting.

PROPOSAL 2—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ratification of Independent Registered Public Accounting Firm

Our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. Our Audit Committee annually reviews the independent registered public accounting firm's qualifications, performance, fees and independence. Following its review, our Audit Committee has selected KPMG LLP ("KPMG") to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2023, and our Board has directed that KPMG's appointment be submitted to our stockholders for ratification at the Annual Meeting.

KPMG has served as our independent registered public accounting firm since 2014. The Audit Committee believes it is important for the independent registered public accounting firm to maintain its objectivity and independence. In accordance with SEC rules and KPMG policies, the firm's lead engagement partner rotates every five years. The Audit Committee and its Chair are directly involved in the selection of KPMG's new lead engagement partner. Furthermore, in order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm.

The Board has directed that KPMG's appointment for the fiscal year ending December 31, 2023 be submitted to our stockholders for ratification at the Annual Meeting. The Audit Committee and the Board believe that the continued retention of KPMG to serve as the Company's independent external auditor is in the best interests of the Company and its stockholders. If the stockholders do not ratify the appointment of KPMG, the Audit Committee will reconsider the appointment.

A representative of KPMG is expected to be present at the Annual Meeting. The representative will have an opportunity to make a statement if he or she desires to do so, and the representative is also expected to be available to respond to appropriate questions from stockholders.

> **The Audit Committee and the Board unanimously recommend that the stockholders vote "FOR" the proposal to ratify the appointment of KPMG as our independent registered public accounting firm for the fiscal year ending December 31, 2023.**

Independent Registered Public Accounting Firm Fees

The following table presents fees billed for professional services rendered by KPMG, AAG's independent registered public accounting firm for the audit of the financial statements of AAG and its subsidiaries as of and for the fiscal years ended December 31, 2022 and 2021, as well as fees billed in this period for other services rendered by KPMG.

	Fiscal Year 2022 ($)	Fiscal Year 2021 ($)
Audit Fees	4,300,000	3,860,000
Audit-Related Fees	1,220,000	1,530,000
Tax Fees	32,000	30,000
All Other Fees	23,000	–
Total	**5,575,000**	**5,420,000**

"Audit Fees" are for professional services rendered for the audits of the annual financial statements included in our Annual Report on Form 10-K (including fees for the audits of internal control over financial reporting as required by Section 404 of the Sarbanes-Oxley Act of 2002, as amended) and quarterly reviews of the financial statements included in our quarterly reports on Form 10-Q.

"Audit-Related Fees" are for professional services rendered in connection with securities offerings and other SEC filings, significant auditing work on transactions and consultations concerning financial accounting and reporting standards and attestation services.

"Tax Fees" primarily include fees for professional services rendered in connection with tax compliance services.

"All Other Fees" for the year ended December 31, 2022 included conference registration fees. There were no fees that fall into the classification of "All Other Fees" for the fiscal year ended December 31, 2021.

Policy on Audit Committee Pre-Approval

The Audit Committee is responsible for appointing, setting compensation for and overseeing the work of the independent registered public accounting firm. The Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm, including audit services, audit-related services, tax services and other services. The Audit Committee has delegated pre-approval authority to its Chair. Under this delegation, the Chair must report any pre-approval decision he or she makes to the Audit Committee at its next meeting following such approval.

PROPOSAL 3—ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (SAY-ON-PAY)

Section 14A of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), allows our stockholders to vote to approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, commonly known as a "say-on-pay" vote. The Board has adopted a policy providing for an annual say-on-pay advisory vote. Unless the Board modifies its policy on the frequency of future say-on-pay advisory votes, we will bring these proposals to our stockholders annually and the next say-on-pay advisory vote will be held at the 2024 annual meeting of stockholders.

Our Compensation Committee and the Board believe that our compensation practices align our executive compensation structure with stockholders' interests and current market practices. Our compensation strategy is designed to provide a total compensation package that will attract and retain high-caliber executives and align their objectives, incentives and contributions with corporate objectives and stockholder interests, as well as to be flexible and complementary to meet our compensation objectives. At the 2022 annual meeting of stockholders, our stockholders approved the compensation of our named executive officers with an approval representing approximately 93.4% of the shares represented in person or by proxy at the meeting and entitled to vote.

As a condition of the payroll support and loan agreements entered into with the federal government under the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"), the payroll support agreement under Subtitle A of Title IV of Division N of the Consolidated Appropriations Act, 2021 ("PSP2") and the payroll support agreement under section 7301 of the American Rescue Plan Act of 2021 ("PSP3"), we implemented significant reductions to the total target direct compensation for our named executive officers in order to comply with the applicable limits. Under the applicable limits, each of our named executive officers' total compensation during any 12-month period from March 24, 2020 until April 1, 2023, is capped at an amount equal to the sum of (i) $3 million and (ii) 50% of the total compensation in excess of $3 million received by such executive officer in calendar year 2019. For example, Mr. Isom's total compensation for 2019 was approximately $7.1 million and his total compensation for any 12-month period while the limits are in effect was limited to approximately $5.0 million, a decrease of approximately 29%. These limits have continued to be a primary determinant of our named executive officers' compensation over the remaining period during which they are in effect. Mr. Isom's 2022 total target direct compensation remained below the level in 2019, despite Mr. Isom's promotion to CEO on March 31, 2022. **Despite these limitations, for 2022, we re-established our historical performance-based cash and equity incentive programs.**

Highlights of our compensation program and our pay-for-performance results include:

2022 Compensation Program Places Significant Pay at Risk. Going into 2022, our named executive officers continued to experience substantial limitations to their compensation. In making 2022 compensation decisions, the Compensation Committee continued to consider concerns related to the need to retain and reward our management team throughout the COVID-19 pandemic and the backdrop of significant reductions in compensation. Despite these concerns, the Compensation Committee re-established the performance-based components of our LTIP programs for 2022 for the named executive officers.

Our 2022 LTIP for our named executive officers returned to incorporating both performance- and time-vesting components, with the performance-vesting component weighted 50% by target value and tied to attainment of total debt reduction (60% weighting) and relative pre-tax income margin improvement (40% weighting) versus our industry peers. The performance-vesting component of the 2022 LTIP will be earned, if at all, no earlier than the third anniversary of the grant date. In addition, the Compensation Committee re-established our performance-based STIP. The STIP is designed to align management with our goals to run a reliable operation and to return to profitability while building on our momentum on diversity, equity and inclusion.

2020 Performance-Vesting RSUs Earned Below Target. Historically, our LTIP for our named executive officers has incorporated both performance- and time-vesting components, with the performance-vesting component weighted at least 50% by target value. As of the end of 2022, the 2020 performance-vesting RSUs were tracking at significantly below target and vested at only 62.9% of target in February 2023.

Realizable Compensation Continues to be Significantly Less Than Target Compensation. As of December 31, 2022, Mr. Isom's three-year average realizable compensation from 2020-2022 was 70% of his three-year average

target compensation, while the three-year average realizable compensation from 2020-2022 for our non-CEO named executive officers was 76% of their three-year average targeted compensation.

No Employment, Change in Control or Severance Agreements. None of our executive officers is party to any employment or severance agreement providing change in control or severance benefits. These were eliminated at our executive officers' request.

A Continued Commitment to Good Compensation Governance Practices. Compensation packages for our executive officers are (i) established by our Compensation Committee that consists solely of independent directors, (ii) consistent with market practice, and (iii) reasonable in light of our corporate and each individual executive's performance.

Clawback Provisions. All cash and equity awards granted to our executive officers are subject to clawback provisions.

Stock Ownership Guidelines. We maintain stock ownership guidelines that further align our executives' long-term interests with those of our stockholders, as well as good disclosure practices.

Mitigating Compensation Risk. We mitigate compensation risk by providing a compensation package that focuses on both short- and long-term goals and requiring a substantial stock ownership commitment, which encourage our executives to focus on the Company's success both during the immediate fiscal year and for the future.

For more information about our compensation practices and philosophy, see the section entitled "Compensation Discussion and Analysis" beginning on page 52.

We are asking our stockholders to indicate their support for our named executive officer compensation as described in this Proxy Statement pursuant to the compensation disclosure rules of the SEC. This vote gives stockholders the opportunity to express their views on the named executive officers' compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our executive officers and our philosophy, policies and practices described in this Proxy Statement. Accordingly, we are asking our stockholders to vote "FOR" the following resolution at the Annual Meeting:

> "RESOLVED, that AAG's stockholders approve, on a non-binding, advisory basis, the compensation of AAG's named executive officers, as disclosed pursuant to the compensation disclosure rules of the SEC in the Compensation Discussion and Analysis section, the compensation tables, narrative discussion and any related material disclosed in this Proxy Statement for the Annual Meeting."

The say-on-pay vote is advisory, and therefore not binding on us, our Compensation Committee or the Board. However, the Board and Compensation Committee value the opinions of our stockholders and will consider the outcome of this advisory vote when making future decisions about executive compensation.

The Board unanimously recommends that the stockholders vote "FOR" the approval of executive compensation.

PROPOSAL 4—ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION (SAY-ON-PAY FREQUENCY)

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 enables our stockholders to indicate how frequently they would like the Company to hold a non-binding, advisory vote on the compensation of our named executive officers, as disclosed pursuant to the SEC's compensation disclosure rules. By voting on this proposal, stockholders may indicate whether they would prefer an advisory vote on named executive officer compensation once every one, two or three years.

The Board has determined that holding a "say-on-pay" vote on executive compensation every year is the most appropriate alternative for the Company, and therefore recommends that you vote for a one-year interval for the advisory vote on executive compensation.

In formulating its recommendation, the Board considered that an advisory vote every year on executive compensation allows our stockholders to provide us with their direct input on our compensation philosophy, policies and practices as disclosed in the proxy statement every year. Additionally, an advisory vote every year on executive compensation is consistent with our policy of seeking input from, and engaging in discussions with, our stockholders on corporate governance matters and our executive compensation philosophy, policies and practices.

The frequency vote on executive compensation is advisory and therefore not binding on the Company, the Compensation Committee or the Board. The Board and our Compensation Committee value the opinions of our stockholders and will consider the outcome of this advisory vote when determining how often the Company should submit to stockholders an advisory vote to approve the compensation of its named executive officers.

> **The Board unanimously recommends the approval of an advisory vote to approve executive compensation to be held every "ONE YEAR."**

PROPOSAL 5—APPROVAL OF THE 2023 INCENTIVE AWARD PLAN

On March 22, 2023, the Board adopted, subject to stockholder approval, the American Airlines Group Inc. 2023 Incentive Award Plan (the "2023 Plan"). The 2023 Plan is intended to replace our 2013 Incentive Award Plan (the "2013 Plan"), which will, by its terms, expire in December 2023. Upon stockholder approval of the 2023 Plan, the 2023 Plan will become effective and will supersede and replace in its entirety the 2013 Plan, and no further awards will be granted under the 2013 Plan; however, the terms and conditions of the 2013 Plan will continue to govern any outstanding awards granted thereunder. If the 2023 Plan is not approved by our stockholders, it will not become effective, and we may continue to grant awards under the 2013 Plan until its expiration in December 2023, using the shares available for issuance thereunder.

Employees and consultants of the Company and its subsidiaries, as well as members of our Board, are eligible to receive awards under the 2023 Plan. The 2023 Plan provides for the grant of stock options, including incentive stock options ("ISOs") and nonqualified stock options ("NSOs"), stock appreciation rights ("SARs"), restricted stock, restricted stock units ("RSUs"), performance bonus awards, performance stock units, other stock or cash-based awards, and dividend equivalents to eligible individuals.

The Board approved a share reserve under the 2023 Plan equal to 17,200,000 shares of our Common Stock. The 2023 Plan's share reserve will be reduced by one share of Common Stock for every one share granted under the 2013 Plan after March 22, 2023 (the date of Board approval of the 2023 Plan) and prior to the effective date of the 2023 Plan.

In addition, as described below, if an award under the 2023 Plan or, after March 22, 2023, the 2013 Plan expires, lapses or is terminated, is converted into an award in respect of shares of another entity in connection with a spin-off or other similar event, exchanged or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, in any case, in a manner that results in us acquiring the underlying shares at a price not greater than the price paid by the participant for such shares or not issuing the underlying shares, such unused shares subject to the award will be available for future grants under the 2023 Plan.

In designing the 2023 Plan, we sought to implement current compensation and governance best practices to ensure the 2023 Plan furthers our compensation plan objectives and supports long-term stockholder interests. Approval of the 2023 Plan will constitute approval pursuant to the stockholder approval requirements of Section 422 of the U.S. Internal Revenue Code of 1986, as amended (the "Code"), relating to ISOs.

Key Features of the 2023 Plan

- *No liberal share counting*. The 2023 Plan prohibits the reuse of shares withheld or delivered to satisfy the exercise price of a stock option or to satisfy tax withholding requirements.

- *No repricing of awards without stockholder approval.* Under the 2023 Plan, awards may not be repriced without stockholder approval if the effect would be to reduce the exercise price for the shares underlying the award.

- *No evergreen feature; stockholder approval required for share reserve increases*. The 2023 Plan does not provide for an annual increase in the share reserve, and the 2023 Plan may not be amended to increase the share reserve without stockholder approval.

- *Minimum vesting requirements*. Subject to limited exceptions, no awards granted under the 2023 Plan may vest until the first anniversary of the date of grant.

- *No payment of dividends on unvested awards*. Under the 2023 Plan, no dividends or dividend equivalents in respect of shares underlying an unvested award may be paid until the award vests.

- *All awards are subject to clawback*. All awards granted under the 2023 Plan are subject to our clawback policy.

Background on Share Request

In its determination to approve the 2023 Plan, our Board reviewed with Korn Ferry, the Compensation Committee's compensation consultant, an analysis of our historical share usage, certain burn rate metrics and the anticipated costs of the 2023 Plan. Specifically, our Board considered the following:

- In determining the reasonableness of the 2023 Plan share reserve, our Board considered our historic burn rate, described below under "Key Equity Metrics."

- We expect the share authorization under the 2023 Plan to provide us with enough shares for awards for approximately two to three years, assuming we continue to grant awards consistent with our current practices and historical usage. We cannot predict our future equity grant practices, the future price of our shares or future hiring activity with any degree of certainty at this time, and the share reserve under the 2023 Plan could last for a shorter or longer period of time.

- An institutional shareholder advisory firm's analysis, which is based on generally accepted evaluation methodologies, concluded that the number of shares under the 2023 Plan is well within generally accepted standards as measured by an analysis of the plan cost relative to industry standards.

In light of the factors described above, and that the ability to continue to grant equity compensation is vital to our ability to continue to attract and retain employees in the competitive labor markets in which we compete, our Board has determined that the size of the share reserve under the 2023 Plan is reasonable and appropriate at this time.

Key Equity Metrics

On March 22, 2023, the date the 2023 Plan was adopted by the Board, the Company had an aggregate of 652,817,674 shares of Common Stock outstanding and a total of approximately 16,111,017 shares of Common Stock reserved for issuance and available for future grants under the 2013 Plan. As of March 22, 2023, there were approximately 10,473,272 RSUs outstanding under the 2013 Plan, 9,612,834 of which were subject solely to time-based vesting conditions, and 860,438 of which were subject to performance-based vesting conditions (with performance-based awards counted assuming "max" performance).

The following table provides information regarding the grant of equity awards over the past three completed fiscal years and which we considered in setting the number of shares available for issuance under the 2023 Plan:

Fiscal Year	Time-Based Vesting RSUs Granted	Performance-Based Vesting RSUs Granted[1]	Actual Performance-Based Vesting RSUs Earned[2]	Total Granted[3]	Weighted Average # of Shares	Burn Rate[4]
2020	5,401,755	481,661	168,169	5,569,924	483,888,366	1.15%
2021	5,525,006	-	-	5,525,006	644,015,420	0.86%
2022	5,451,595	430,219	-	5,451,595	650,344,628	0.84%
Average Three-Year Burn Rate (2020-2022)						0.95%

(1) Reflects target number of performance-vesting RSUs granted in applicable fiscal year.

(2) Reflects the performance-vesting RSUs for which the performance criteria was certified as attained and earned during such fiscal year, as follows:

Performance-Based Vesting RSUs	Number of Performance-Based Vesting RSUs at Target	Number of Performance-Based Vesting RSUs at Max
Unearned and Outstanding as of December 31, 2019	981,707	1,963,414
Granted during fiscal 2020	481,661	963,322
Earned during fiscal 2020	(168,169)	(168,169)
Forfeited during fiscal 2020	(130,528)	(429,225)
Unearned and Outstanding as of December 31, 2020	1,164,671	2,329,342
Granted during fiscal 2021	—	—
Earned during fiscal 2021	—	—
Forfeited during fiscal 2021	(277,259)	(554,518)
Unearned and Outstanding as of December 31, 2021	887,412	1,774,824
Granted during fiscal 2022	430,219	860,438
Earned during fiscal 2022	—	—
Forfeited during fiscal 2022	(456,362)	(912,724)
Unearned and Outstanding as of December 31, 2022	861,269	1,722,538

(3) Total number of shares granted in a particular fiscal year includes all time-vesting RSUs and performance-vesting RSUs for which the performance criteria was certified as attained and earned during such fiscal year.

(4) The "Burn Rate" measures how quickly we use shares and is calculated by dividing (a) the number of shares subject to equity awards granted during the applicable fiscal year (excluding performance-based vesting RSUs granted in the applicable fiscal year, but including performance-based vesting RSUs that are earned during the applicable year) by (b) the weighted average number of shares of our Common Stock outstanding during the applicable fiscal year.

Summary of 2023 Plan

A summary of the principal provisions of the 2023 Plan is set forth below. The summary is qualified by reference to the full text of the 2023 Plan, which is attached as Appendix A to this Proxy Statement.

Administration

The Compensation Committee (or, with respect to awards to non-employee directors, our Board) (together, the "administrator") is charged with the general administration of the 2023 Plan. The 2023 Plan provides that, subject to certain limitations, our Board and the Compensation Committee may from time to time delegate its authority to grant awards to a committee consisting of one or more members of our Board or the Compensation Committee or one or more of our officers. Subject to the terms and conditions of the 2023 Plan, the administrator will have the authority to select the persons to whom awards are to be made; to determine the type of awards to be granted, the number of shares to be subject to awards and the terms and conditions of awards; to determine when awards can be settled in cash, shares, or other property or whether an award may be cancelled, forfeited or surrendered; to accelerate vesting or lapse restrictions; and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2023 Plan. The administrator will also be authorized to adopt, amend or repeal rules relating to the administration of the 2023 Plan.

Eligibility

Persons eligible to participate in the 2023 Plan include all members of the Board (currently comprised of 14 non-employee directors) and approximately 140,000 employees of the Company and its subsidiaries, in each case, as determined by the administrator of the 2023 Plan. Only employees may be granted ISOs under the 2023 Plan. Consultants are not eligible to receive equity awards under the Company's existing grant guidelines.

Shares Available and Limitations on Awards

If our stockholders approve the 2023 Plan, the number of shares available for issuance under the 2023 Plan will be equal to 17,200,000 shares of our Common Stock. The 2023 Plan's share reserve will be reduced by one share of Common Stock for every one share granted under the 2013 Plan after March 22, 2023 and prior to the effective date of the 2023 Plan. The maximum number of shares that may be issued under the 2023 Plan upon the exercise of ISOs is 17,200,000.

In addition, if all or any part of an award under the 2023 Plan or, after March 22, 2023, the 2013 Plan expires, lapses or is terminated, converted into an award in respect of shares of another entity in connection with a spin-off or other similar event, exchanged or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, in any case, in a manner that results in us acquiring the underlying shares at a price not greater than the price paid by the participant for such shares or not issuing the underlying shares, such unused shares subject to the award at such time will be available for future grants under the 2023 Plan. In addition, the following items will not be counted against the shares available for issuance under the 2023 Plan: (i) the payment of dividend equivalents in cash in conjunction with any outstanding awards; (ii) any awards that are settled in cash rather than by issuance of shares and (iii) shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries, except shares acquired upon the exercise of ISOs will count against the maximum number of shares that may be issued under the 2023 Plan pursuant to the exercise of ISOs.

The following types of shares will not be added back to the shares available for issuance under the 2023 Plan: (i) shares tendered by a participant or withheld by us in payment of the exercise price of an option; (ii) shares tendered by a participant or withheld to satisfy any tax withholding obligation with respect to an award; (iii) shares subject to a SAR that are not issued in connection with the stock settlement of the SAR on exercise; and (iv) shares purchased on the open market with the cash proceeds from the exercise of options.

No awards granted under the 2023 Plan may vest earlier than one year measured from the date of grant, or, with respect to any such award subject to performance-based vesting, based on an applicable performance period that is shorter than one year, provided that an award may provide for the accelerated vesting, exercisability and/or payment (as applicable) of an award upon a participant's termination of service or in connection with a change in control of the Company. However, up to an aggregate of 5% of the number of shares reserved for issuance under the 2023 Plan may be granted without regard to the foregoing minimum vesting requirement. For purposes of awards to non-employee directors, a vesting period shall be deemed to be one year if it runs from the date of one annual meeting of the Company's stockholders to the next annual meeting of the Company's stockholders, so long as the period between such meetings is not less than 50 weeks.

In addition, under the 2023 Plan, the sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification ("ASC") Topic 718) of all equity-based awards and the maximum amount that may become payable pursuant to all cash-based awards that may be granted to a director as compensation for services as a non-employee director during any calendar year may not exceed $1,500,000.

As of March 22, 2023, the closing price of a share of our Common Stock on Nasdaq was $13.82.

Awards

The 2023 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, RSUs, performance bonus awards, performance stock units, other stock or cash-based awards, dividend equivalents or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

- *Nonqualified Stock Options* will provide for the right to purchase shares of our Common Stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant's continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.

- *Incentive Stock Options* will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined

voting power of all classes of our capital stock, the 2023 Plan provides that the exercise price must be at least 110% of the fair market value of a share of our Common Stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.

- *Restricted Stock* may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock typically may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Holders of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, dividends will not be paid until the restrictions are removed and the vesting conditions are met.

- *Restricted Stock Units* may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, RSUs may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

- *Stock Appreciation Rights* may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our Common Stock over a set exercise price. The exercise price of any SAR granted under the 2023 Plan must be at least 100% of the fair market value of a share of our Common Stock on the date of grant. SARs under the 2023 Plan will be settled in cash or shares of our Common Stock, or in a combination of both, at the election of the administrator.

- *Performance Bonus Awards and Performance Stock Units* are denominated in cash or share/unit equivalents, respectively, and may be linked to one or more performance or other criteria as determined by the administrator.

- *Other Stock or Cash Based Awards* are awards of cash, fully vested shares of our Common Stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our Common Stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

- *Dividend Equivalents* represent the right to receive the equivalent value of dividends paid on shares of our Common Stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are converted to cash or shares by such formula and such time as determined by the administrator. In addition, dividend equivalents with respect to an award subject to vesting will either (i) to the extent permitted by applicable law, not be paid or credited or (ii) be accumulated and subject to vesting to the same extent as the related award.

Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.

Prohibition on Repricing

Except in connection with a corporate transaction involving the Company, the terms of outstanding awards may not be amended without the approval of our stockholders to (i) reduce the exercise price per share of outstanding options or SARs or (ii) cancel outstanding options or SARs in exchange for cash or other awards when the exercise price of such option or SAR exceeds the fair market value of the underlying shares.

Awards Subject to Clawback

All awards (including any proceeds, gains or other economic benefit actually or constructively received by a participant) granted under the 2023 Plan will be subject to our clawback policy.

Adjustment Upon Certain Events

The administrator has broad discretion to take action under the 2023 Plan, as well as to make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our Common Stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations, change in control events, and other corporate transactions. Notwithstanding the foregoing, in the event of a change in control, the administrator may take any action with respect to outstanding awards as it deems appropriate, consistent with applicable provisions of the Code and applicable federal or state securities laws. In addition, in the event of certain non-reciprocal transactions with our stockholders known as "equity restructurings," the administrator will make equitable adjustments to the 2023 Plan and outstanding awards.

Foreign Participants, Transferability and Participant Payments

The administrator may modify awards granted to participants who are foreign nationals or employed outside the United States or establish subplans or procedures to address differences in laws, rules, regulations or customs of such foreign jurisdictions. Except as the administrator may determine or provide in an award agreement, awards under the 2023 Plan are generally non-transferrable, except by will or the laws of descent and distribution, or, subject to the administrator's consent, pursuant to a domestic relations order, and are generally exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2023 Plan, and exercise price obligations arising in connection with the exercise of stock options under the 2023 Plan, the administrator may, in its discretion, accept cash, wire transfer or check, shares of our Common Stock that meet specified conditions, a promissory note, a "market sell order," such other consideration as the administrator deems suitable, or any combination of the foregoing.

Plan Amendment and Termination

The administrator may amend, suspend or terminate the 2023 Plan at any time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule), and generally no amendment may materially and adversely affect any outstanding award without the affected participant's consent.

No ISOs may be granted pursuant to the 2023 Plan after the tenth anniversary of the effective date of the 2023 Plan. Any award that is outstanding on the termination date of the 2023 Plan will remain in force according to the terms of the 2023 Plan and the applicable award agreement.

Material U.S. Federal Income Tax Consequences

The following is a general summary under current law of the principal United States federal income tax consequences related to awards under the 2023 Plan. This summary deals with the general federal income tax principles that apply and is provided only for general information. Some kinds of taxes, such as state, local and foreign income taxes and federal employment taxes, are not discussed. This summary is not intended as tax advice to participants, who should consult their own tax advisors.

- *Nonqualified Stock Options*. If a participant is granted an NSO under the 2023 Plan, the participant should not have taxable income on the grant of the option. Generally, the participant should recognize ordinary income at the time of exercise in an amount equal to the fair market value of the shares acquired on the date of exercise, less the exercise price paid for the shares. The participant's basis in the Common Stock for purposes of determining gain or loss on a subsequent sale or disposition of such shares generally will be the fair market value of our Common Stock on the date the participant exercises such option. Any subsequent gain or loss will be taxable as a long-term or short-term capital gain or loss. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes ordinary income.

- *Incentive Stock Options*. A participant should not recognize taxable income upon grant or exercise of an ISO. However, the excess of the fair market value of the shares of our Common Stock received upon exercise over the option exercise price is an item of tax preference income potentially subject to the alternative minimum tax. If stock acquired upon exercise of an ISO is held for a minimum of two years from the date of grant and one year from the date of exercise and otherwise satisfies the ISO requirements, the gain or loss (in an amount equal to the difference between the fair market value on the date of disposition and the exercise price) upon disposition of the stock will be treated as a long-term capital gain or loss, and we will not be entitled to any deduction. If the holding period requirements are not met, the ISO will be treated as one that does not meet the requirements of the Code for ISOs and the participant will recognize ordinary income at the time of the disposition equal to the excess of the fair market value of the shares at the time of exercise over the exercise price (or if less, the amount realized in the disposition

over the exercise price), with any remaining gain or loss being treated as capital gain or capital loss. We or our subsidiaries or affiliates generally are not entitled to a federal income tax deduction upon either the exercise of an ISO or upon disposition of the shares acquired pursuant to such exercise, except to the extent that the participant recognizes ordinary income on disposition of the shares.

- *Other Awards.* The current federal income tax consequences of other awards authorized under the 2023 Plan generally follow certain basic patterns: SARs are taxed and deductible in substantially the same manner as NSOs; nontransferable restricted stock subject to a substantial risk of forfeiture results in income recognition equal to the excess of the fair market value over the price paid, if any, only at the time the restrictions lapse (unless the recipient elects to accelerate recognition as of the date of grant through a Code Section 83(b) election, in which case ordinary income is recognized on the date of grant in an amount equal to the excess of the fair market value of the shares on the date of grant over the price paid, if any); restricted stock units, dividend equivalents and other stock or cash based awards are generally subject to tax at the time of payment. We or our subsidiaries or affiliates generally should be entitled to a federal income tax deduction at the time and for the same amount as the participant recognizes ordinary income.

- *Limitation on the Employer's Compensation Deduction.* Section 162(m) of the Code limits the deduction certain employers may take for otherwise deductible compensation payable to certain executive officers of the employer to the extent the compensation paid to such an officer for the year exceeds $1 million.

- *Section 409A of the Code.* Certain types of awards under the 2023 Plan may constitute, or provide for, a deferral of compensation subject to Section 409A of the Code. Unless certain requirements set forth in Section 409A of the Code are complied with, holders of such awards may be taxed earlier than would otherwise be the case (e.g., at the time of vesting instead of the time of payment) and may be subject to an additional 20% penalty tax (and, potentially, certain interest, penalties and additional state taxes). To the extent applicable, the 2023 Plan and awards granted under the 2023 Plan are generally intended to be structured and interpreted in a manner intended to either comply with or be exempt from Section 409A of the Code and the Department of Treasury regulations and other interpretive guidance that may be issued under Section 409A of the Code.

New Plan Benefits

Other than with respect to annual grants of RSUs to our non-employee directors that will be made on the date of the Annual Meeting (reflected in the table below), all future awards under the 2023 Plan (assuming it is approved by stockholders) are subject to the discretion of the administrator and are not currently determinable, and therefore it is not possible to determine the benefits that will be received in the future by other participants in the 2023 Plan.

Name and Position	Dollar Value ($)	Number of Shares (#)
Named Executive Officers		
Robert Isom, Chief Executive Officer and Director	-	-
Doug Parker, Chairman of the Board	-	-
Derek Kerr, Vice Chair, President of American Eagle and Strategic Advisor	-	-
Steve Johnson, Executive Vice President	-	-
David Seymour, Executive Vice President and Chief Operating Officer	-	-
Maya Leibman, Former Executive Vice President and Chief Information Officer	-	-
All current executive officers as a group	-	-
All current directors who are not executive officers as a group	2,000,000[1]	[2]
All employees who are not executive officers as a group	-	-

(1) Each non-employee director serving on our Board will be awarded RSUs on the date of our Annual Meeting having a value on the date of grant equal to $150,000 (based on the per share closing price of our Common Stock on the date of the Annual Meeting). In addition, the Board has approved for Mr. Smith's service as Independent Chairman an additional annual RSU grant with a grant date fair value of $200,000.

(2) The aggregate number of RSUs to be granted to non-employee directors is not included in the table above because the number of shares subject to their awards will depend on the per share closing price of our Common Stock on the date of the Annual Meeting.

To be approved, this proposal must receive a "For" vote from the holders of a majority of the shares of our Common Stock which are present or represented by proxy and entitled to vote on the proposal. Abstentions will have the same effect as an "Against" vote for purposes of determining whether this matter has been approved. Broker non-votes will not be counted for any purpose in determining whether this matter has been approved.

> **The Board unanimously recommends that the stockholders vote "FOR" the approval of the 2023 Incentive Award Plan.**

PROPOSAL 6—ADVISORY VOTE ON A STOCKHOLDER PROPOSAL

A stockholder has informed the Company that he intends to present the proposal set forth below at our Annual Meeting. The name and address of the stockholder and the number of the Company's securities that the stockholder owns will be provided to stockholders promptly upon request. If the stockholder (or his "qualified representative") is present at the Annual Meeting and properly submits the proposal for a vote, then the stockholder proposal will be voted upon at the Annual Meeting. In accordance with federal securities laws, the stockholder proposal is presented below as submitted by the stockholder and is quoted verbatim. The Company disclaims all responsibility for the content of the proposal and the supporting statement, including other sources referenced in the supporting statement.

Stockholder Proposal

Proposal 6—Enable Bylaws to be Updated by Simple Majority Vote



Shareholders request that our board take each step necessary so that each voting requirement in our charter and bylaws (that is explicit or implicit due to default to state law) that calls for a greater than simple majority vote be replaced by a requirement for a majority of the votes cast for and against such proposals, or a simple majority in compliance with applicable laws to the fullest extent possible.

If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws. This includes any existing supermajority vote requirement that results from default to state law and can be subject to replacement. This proposal topic is particularly important because it was approved by 99% of American Airlines voting shares in 2022 as a management proposal.

This 2023 proposal includes that the Board take all the steps necessary at its discretion to help ensure that the topic of this proposal is approved by the required of 80% of all outstanding shares including a commitment to hire a proxy solicitor to conduct an intensive campaign, a commitment to adjourn the annual meeting to obtain the votes required if necessary and to take a 2- year process if applicable to obtain the necessary shareholder vote turnout to adopt this proposal topic. This proposal does not restrict the Board from using a means to obtain the necessary vote that is not mentioned in this proposal.

For instance PPG Industries, Inc. (PPG) adjourned its annual meeting for weeks to obtain the necessary votes on this proposal topic in 2022 and Raytheon Technologies Corporation (RTX) announced a 2- year process to obtain shareholder approval of this proposal topic in its 2022 proxy.

This proposal includes that the Board make an EDGAR filing approximately 10- days before the annual meeting urging shareholders to vote in favor of a binding simple majority vote proposal like this proposal. Also to explain all the efforts the board has taken or will take to obtain the necessary vote and all the available efforts that the Board has not taken with an explanation for each available effort not taken.

Extraordinary measures need to be taken to adopt this proposal topic because it won 99% approval from the shares that voted in 2022. However not enough shareholders cast ballots in 2022 to obtain shareholder approval for this proposal topic. American Airlines directors were negligent in not taking effective means to increase the alarmingly low American Airlines shareholder voting turnout. Ms. Susan Kronick, Chair of the American Airlines governance committee, is responsibility for this alarmingly low American Airlines shareholder voting turnout.

With simple majority vote it will be less difficult to adopt improvements to the governance of American Airlines. The principle of a simple majority vote to update the bylaws is a win for shareholders, the Board and management.

Please vote yes:

Enable Bylaws to be Updated by Simple Majority Vote—Proposal 6

The Board's Statement in Support

The Board has considered this proposal and agrees that the removal of the supermajority provisions in our Bylaws and Certificate of Incorporation is in the best interests of the Company and our stockholders. Therefore, the Board recommends a vote FOR this proposal, but such recommendation is subject to several clarifications provided below.

Our Bylaws contain only one supermajority voting provision, which requires the vote of the holders of at least 80% of the voting power of the shares outstanding in order for our stockholders to amend our Bylaws. Our Certificate of Incorporation contains only two supermajority voting provisions: (i) Article X, which requires the vote of the holders of at least 80% of the voting power of the shares outstanding in order for our stockholders to amend our Bylaws (the "Bylaw Provision"), and (ii) Article XIII, which requires the vote of the holders of at least two-thirds of the voting power of the shares outstanding in order for our stockholders to amend certain provisions of our Certificate of Incorporation (including, among other things, provisions related to the size and terms of our Board, vacancies on the Board, stockholder consents, special meetings of stockholders and the requirements to amend the Certificate of Incorporation) (the "Certificate of Incorporation Provision" and, together with the Bylaw Provision, the "Supermajority Voting Provisions").

The Board cannot remove the Supermajority Voting Provisions from our Certificate of Incorporation without a vote of the stockholders. For this reason, for our 2022 Annual Meeting, the Board approved and unanimously recommended that our stockholders approve two proposals to amend the Certificate of Incorporation in order to eliminate the Supermajority Voting Provisions from our Certificate of Incorporation (collectively, the "Proposed Amendments"). Had the Proposed Amendments passed, the Board would have amended the Bylaws to remove the one supermajority provision.

In advance of the 2022 Annual Meeting, we engaged a proxy solicitor and worked diligently with them to encourage our stockholders to vote in favor of the Proposed Amendments. Unfortunately, despite the Board's unequivocal support and solicitation efforts, the Proposed Amendments failed to obtain the necessary support by our stockholders.

We believe the primary reason the Proposed Amendments did not pass was due to the large number of our shares held by individual stockholders at the record date of the 2022 annual meeting. We believe that individual stockholders who purchase securities for their own personal accounts often do not direct the voting of their shares regardless of the solicitation efforts undertaken.

These stockholders typically return a significantly lower proportion of their proxies than the Company's institutional stockholder base. The costs to solicit votes from these stockholders, each of whom typically holds a small number of shares, are significant.

While the Board recommends a vote in favor of this proposal, we strongly disagree with the opinions expressed in the proposal's supporting statement, and in particular the proponent's mischaracterization of our directors and their efforts to pass the Proposed Amendments at our 2022 Annual Meeting.

Subject to stockholders' approval of this proposal at our 2023 Annual Meeting, at the 2024 Annual Meeting, we will once again propose amendments to our Certificate of Incorporation to eliminate the Supermajority Voting Provisions and enact the Proposed Amendments. In advance of the 2024 Annual Meeting, we will engage in solicitation efforts designed to encourage stockholder voting in support for the Proposed Amendments.

We believe these proposed efforts are consistent with the Board's longstanding commitment to effective corporate governance best practices that create long-term value for our stockholders.

> **For these reasons, the Board of Directors unanimously urges stockholders to vote "FOR" the stockholder proposal.**

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table provides information regarding the beneficial ownership of our Common Stock as of March 13, 2023, by (1) each of our directors and nominees for director, (2) each of the individuals named in the section entitled "Executive Compensation—Summary Compensation Table" beginning on page 63 and (3) all of our directors and executive officers as a group, based in each case on information furnished to us by these persons. We believe that each of the named individuals and each director and executive officer included in the group has sole voting and investment power with regard to the shares shown, except that certain individuals may share voting and investment power with their spouses and except as otherwise noted.

Name of Beneficial Owner and Relationship to Company	AAG Common Stock Beneficially Owned[1]	
	Amount and Nature of Beneficial Ownership	Percent of Class
Robert Isom Chief Executive Officer and Director	861,194[2]	*
Derek Kerr Vice Chair, President of American Eagle and Strategic Advisor	609,325[3]	*
Steve Johnson Executive Vice President	717,653[4]	*
Maya Leibman Former Executive Vice President and Chief Information Officer	339,828[5]	*
David Seymour Executive Vice President and Chief Operating Officer	106,948[6]	*
Jim Albaugh Director	60,480[7]	*
Jeff Benjamin Director	101,358[8]	*
Adriane Brown Director	17,951[9]	*
John Cahill Director	176,358[10]	*
Mike Embler Director	59,358[11]	*
Matt Hart Director	65,964[12]	*
Sue Kronick Director	42,123[13]	*
Marty Nesbitt Director	42,123[14]	*
Denise O'Leary Director	117,412[15]	*
Doug Parker Chairman	2,394,768[16]	*
Vicente Reynal Director	8,548[17]	*
Ray Robinson Director	54,500[18]	*

Name of Beneficial Owner and Relationship to Company	AAG Common Stock Beneficially Owned[1]	
	Amount and Nature of Beneficial Ownership	Percent of Class
Greg Smith Director	12,687[19]	*
Doug Steenland Director	23,226[20]	*
All directors and executive officers as a group (20 persons)	5,082,675[21]	*

*   Represents less than 1% of the outstanding shares of our Common Stock.

(1)   Beneficial ownership as reported in the table has been determined in accordance with SEC rules and regulations and includes RSUs that vest within 60 days of March 13, 2023. Pursuant to SEC rules and regulations, all shares not currently outstanding that are subject to RSUs that vest within 60 days of March 13, 2023, are deemed to be outstanding for the purpose of computing "Percent of Class" held by the holder of the class but are not deemed to be outstanding for the purpose of computing the "Percent of Class" held by any other stockholder.

(2)   Includes 861,194 shares held directly. Excludes 176,148 unvested RSUs that will not vest within 60 days of March 13, 2023.

(3)   Includes 609,325 shares held directly. Excludes 123,511 unvested RSUs that will not vest within 60 days of March 13, 2023.

(4)   Includes 717,653 shares held directly. Excludes 127,049 unvested RSUs that will not vest within 60 days of March 13, 2023.

(5)   Includes 338,990 shares held directly and 838 shares held indirectly for the benefit of Ms. Leibman's spouse. Excludes 124,951 unvested RSUs that will not vest within 60 days of March 13, 2023.

(6)   Includes 106,948 shares held directly. Excludes 284,626 unvested RSUs that will not vest within 60 days of March 13, 2023.

(7)   Includes 51,193 shares held directly and 9,287 shares underlying unvested RSUs that vest within 60 days of March 13, 2023.

(8)   Includes 42,071 shares held directly, 50,000 shares held indirectly for the benefit of the Jeffrey Benjamin 2009 Family Trust and 9,287 shares underlying unvested RSUs that vest within 60 days of March 13, 2023.

(9)   Includes 8,664 shares held directly and 9,287 shares underlying unvested RSUs that vest within 60 days of March 13, 2023.

(10) Includes 6,289 shares held directly, 131,080 shares held indirectly for the benefit of the John Tobin Cahill Revocable Trust, 25,552 shares held indirectly for the benefit of the Ladson Court Trust V, 4,150 shares held indirectly for the benefit of the John Tobin Cahill AAL 2021 GRAT 2 and 9,287 shares underlying unvested RSUs that vest within 60 days of March 13, 2023.

(11) Includes 50,071 shares held directly and 9,287 shares underlying unvested RSUs that vest within 60 days of March 13, 2023.

(12) Includes 56,677 shares held directly and 9,287 shares underlying unvested RSUs that vest within 60 days of March 13, 2023.

(13) Includes 32,836 shares held directly and 9,287 shares underlying unvested RSUs that vest within 60 days of March 13, 2023.

(14) Includes 32,836 shares held directly and 9,287 shares underlying unvested RSUs that vest within 60 days of March 13, 2023.

(15) Includes 108,125 shares held directly and 9,287 shares underlying unvested RSUs that vest within 60 days of March 13, 2023.

(16) Includes 2,209,010 shares held directly and 185,758 shares underlying unvested RSUs that vest within 60 days of March 13, 2023. Excludes 186,940 unvested RSUs that will not vest within 60 days of March 13, 2023.

(17) Includes 8,548 shares underlying unvested RSUs that vest within 60 days of March 13, 2023.

(18) Includes 45,213 shares held directly and 9,287 shares underlying unvested RSUs that vest within 60 days of March 13, 2023.

(19) Includes 3,260 shares held directly, 140 shares held indirectly for the benefit of Mr. Smith's Family Trusts and 9,287 shares underlying unvested RSUs that vest within 60 days of March 13, 2023.

(20) Includes 13,939 shares held directly and 9,287 shares underlying unvested RSUs that vest within 60 days of March 13, 2023.

(21) Includes 4,566,003 shares held directly, 50,000 shares held indirectly for the benefit of the Jeffrey Benjamin 2009 Family Trust, 131,080 shares held indirectly for the benefit of the John Tobin Cahill Revocable Trust, 25,552 shares held indirectly for the benefit of the Ladson Court Trust V, 4,150 shares held indirectly for the benefit of the John Tobin Cahill AAL 2021 GRAT 2, 140 shares held indirectly for the benefit of Mr. Smith's Family Trusts and 305,750 shares underlying unvested RSUs that vest within 60 days of March 13, 2023, held by our directors as a group. Excludes 1,177,043 shares underlying unvested RSUs held by our executive officers and directors as a group that will not vest within 60 days of March 13, 2023.

The following table sets forth information regarding the beneficial ownership of our Common Stock as of March 13, 2023 for each person known to us to be the beneficial owner of more than 5% of our outstanding Common Stock.

Name and Address of Beneficial Owner	Common Stock Beneficially Owned	
	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	72,960,262[a]	11.18%
PRIMECAP Management Company 177 E. Colorado Blvd., 11th Floor Pasadena, CA 91105	38,098,701[b]	5.84%
Blackrock, Inc. 55 East 52nd Street New York, NY 10055	35,622,648[c]	5.46%

(a) The amount shown and the following information are derived solely from the Schedule 13G/A filed by The Vanguard Group on February 9, 2023. The Vanguard Group has shared voting power with respect to 598,848 of such shares, sole voting power with respect to no shares, sole dispositive power with respect to 71,079,650 of such shares and shared dispositive power with respect to 1,880,612 of such shares.

(b) The amount shown and the following information are derived solely from the Schedule 13G/A filed by PRIMECAP Management Company on February 9, 2023. PRIMECAP Management Company has sole dispositive power with respect to all of such shares, sole voting power with respect to 37,354,706 of such shares and shared voting power with respect to no shares.

(c) The amount shown and the following information are derived solely from the Schedule 13G/A filed by BlackRock, Inc. on February 9, 2023. BlackRock, Inc. has sole dispositive power with respect to all of such shares, sole voting power with respect to 33,888,729 of such shares and shared voting power with respect to no shares.

INFORMATION ABOUT THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Governance Overview

Maintaining leading governance practices is and has been a long-standing priority, and we regularly assess and refine our corporate governance policies and procedures to take into account evolving best practices.

Our Board has adopted the Governance Guidelines to facilitate our mission and to establish general principles and policies by which the Board manages its affairs. The Governance Guidelines are reviewed periodically by the CGPRS Committee and are posted on our website at *www.aa.com* under the links "Investor Relations"—"Corporate Governance."

Board Leadership and Structure—Separate Chairman and CEO Roles

Pursuant to our Bylaws, the Board is responsible for filling the positions of Chairman and Chief Executive Officer, with the persons they deem qualified, as well as for removing and replacing such persons as and when the Board may deem necessary or appropriate. The Board periodically reviews AAG's leadership structure and may modify the structure as it deems appropriate, given the specific circumstances then facing the Company.

As a culmination of the Board's CEO succession planning, in December 2021, we announced that Robert Isom would succeed Doug Parker as the CEO of the Company and be appointed as a director of AAG effective March 31, 2022. The Board determined that it was important to retain Mr. Parker in the role of Chairman of the Board in order to ensure a successful transition in leadership. In February 2023, we announced that Mr. Parker will retire from the Board on April 30, 2023. Also in February 2023, we announced the appointment of Greg Smith as the Company's Independent Chairman effective April 30, 2023. By separating the roles of Chairman and CEO, our CEO is able to focus on executing on our strategy and operations, and our Board Chairman, who is an independent director, can devote his time and attention to matters of Board oversight and governance. John Cahill will continue to serve as the Lead Independent Director through the effective date of the election of Mr. Smith as our Independent Chairman.

Director Independence

The Governance Guidelines contain standards for determining director independence that meet or exceed the applicable rules of the SEC and Nasdaq listing standards. The Governance Guidelines define an "independent" director as one who:

- is not an executive officer or employee of the Company or any other individual having a relationship which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director;

- is not, and has not at any time during the past three years been, employed by the Company;

- has not accepted, and does not have any spouse, parent, child or sibling, whether by blood, marriage or adoption, any person residing in such individual's home, or any relative supported financially (each, a "Family Member") who has accepted, any compensation from the Company in excess of $120,000 during any period of 12 consecutive months within the three years preceding the determination of independence, other than (A) compensation for Board or committee service, (B) compensation paid to a Family Member who is an employee (other than an executive officer) of the Company, or (C) benefits under a tax-qualified retirement plan or non-discretionary compensation;

- is not a Family Member of an individual who is, or at any time during the past three years was, employed by the Company as an executive officer;

- is not, and does not have a Family Member who is, a partner in, or a controlling stockholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceed 5% of the recipient's consolidated gross revenues for that year, or $200,000, whichever is more, other than (A) payments arising solely from investments in the Company's securities and (B) payments under non-discretionary charitable contribution matching programs;

- is not, and does not have a Family Member who is, employed as an executive officer of another entity where at any time during the past three years any of the executive officers of the Company served on the compensation committee of such other entity;

- is not, and does not have a Family Member who is, a current partner of the Company's outside auditor, and was not, and does not have a Family Member who was, a partner or employee of the Company's outside auditor who worked on the Company's audit at any time during any of the past three years; and

- satisfies any additional requirements for independence promulgated from time to time by Nasdaq.

The Governance Guidelines also provide that the Board will consider all other relevant facts and circumstances, including issues that may arise as a result of any director compensation (whether direct or indirect), any charitable contributions we make to organizations with which a director is affiliated and any consulting arrangement between the Company and a director. The CGPRS Committee reports annually to the full Board on these matters.

Pursuant to the Governance Guidelines, the CGPRS Committee and the Board undertake an annual review of director independence. Based on the CGPRS Committee's review in March 2023, the Board affirmatively determined that all of our directors are independent under the standards provided in the Governance Guidelines and under applicable Nasdaq listing standards, except for Mr. Parker, our Chairman until April 30, 2023, who previously served as our Chief Executive Officer, and Mr. Isom, who serves as our Chief Executive Officer.

The following types and categories of transactions, relationships and arrangements were considered by our Board in making its independence determinations in 2023. Excluded were ordinary course air transportation by corporations or other organizations where the director's interest solely arises from such person's position as a director or advisor to such other corporation or organization. All of the reviewed transactions and arrangements were entered into in the ordinary course of business and none of the business transactions, donations or grants involved an amount that exceeded the greater of 5% of the recipient entity's revenues or $200,000.

Each of Mses. Kronick and O'Leary and Messrs. Benjamin and Steenland served during 2022 or continues to serve as a member on the board of directors or an advisory board of companies or entities that engage, or whose affiliates engage, in ordinary course commercial transactions with AAG involving goods or services other than air transportation. Additionally, Mr. Reynal's brother is an executive of a company that engages in ordinary course commercial transactions with AAG involving goods or services other than air transportation. The Board has concluded that these transactions and arrangements do not impair the directors' exercise of independent judgment in carrying out their responsibilities as directors.

The Board also considered Mr. Smith's prior role as Chief Financial Officer of Boeing, which is one of our significant commercial partners. In light of the fact Mr. Smith retired from Boeing in July 2021 before his appointment as a director and has no continuing role with Boeing, our Board determined that this past relationship does not impair his exercise of independent judgment in carrying out his responsibilities as a director.

Board Diversity and Tenure

Our Board believes that diversity is an important aspect of an effective board. The CGPRS Committee seeks to recommend individuals to the Board with, among other things, a diversity of skills, experience, expertise and perspective appropriate for the business and operation of the Company. We recognize the benefits of racial and gender diversity in the boardroom, including better reflecting our diverse customer and employee base and the healthy debate that stems from different viewpoints that may result from diverse backgrounds. Accordingly, our Board is diverse in many ways, with differing geographic, business and racial backgrounds. Over 40% of our Board nominees are diverse based on gender or ethnicity.

We believe that fresh perspectives and new ideas are critical to a forward-looking and strategic Board. At the same time, given the extremely complex nature of our business, it is equally important to benefit from the valuable experience and institutional knowledge that longer-serving directors bring to the boardroom. In September 2022, Mr. Reynal joined our Board, bringing our total board size to 15. Mr. Reynal was identified to the Company by a third-party search firm. Previously, in January and March 2022, respectively, Mr. Smith and Mr. Isom joined our Board, and prior to that in October 2020 and February 2021, respectively, Mr. Steenland and Ms. Brown joined our Board and in November 2015, Ms. Kronick and Mr. Nesbitt joined our Board. Our remaining directors joined our Board in December 2013 at the effective date of the merger with US Airways. The Board strongly believes that the current mix of directors provides the Company with an appropriate balance of knowledge, experience and capability, allowing us to leverage deep company experience and knowledge in addition to new viewpoints and innovative ideas among newer directors. Out of our 12 Board nominees, seven have served on our Board for less than ten years and another five have been on our Board for less than five years.



Tenure

0-5 years: 5
6-10 years: 7

Average tenure of director nominees: **5.4 years**

Age

<60 years: 4
60-69 years: 5
70+ years: 3

Average age of director nominees: **62 years**

Diversity

2
1
7
2

Over 40% of director nominees identify as female and/or racially diverse

■ Female   ■ Racially Diverse
■ Female and Racially Diverse

Board Self-Evaluation

Our Governance Guidelines and CGPRS Committee charter provide that the CGPRS Committee must conduct a periodic assessment of the performance of the Board, including the committees, and provide the results to the full Board for discussion. The purpose of the review is to increase the effectiveness of the Board as a whole and of each of the committees. The assessment includes an evaluation of the Board and each committee's contribution as a whole, of specific areas in which the Board, the applicable committee and/or management believe better contributions could be made and of the overall make-up and composition of the Board and its committees.

Board Meetings

The Board conducts its business through meetings of the full Board and committees of the Board. The Board regularly meets in executive session with only independent directors of the Board present. Each Director is expected to attend all meetings of the Board and of each committee of which the Director is a member and the Company's annual meeting of stockholders, except where unusual circumstances arise. During 2022, the Board held 9 meetings, 4 of which included executive sessions comprised of only independent directors. In 2022, each incumbent director attended at least 75% of the aggregate number of meetings of the Board and of the committees on which he or she served.

Committees

The Board currently has four standing, principal committees: the Audit Committee, the Compensation Committee, the CGPRS Committee and the Finance Committee. The primary responsibilities, membership and meeting information for the committees of our Board during 2022 are summarized below. A copy of the charter of the Audit Committee, Compensation Committee and CGPRS Committee is available on our website at *www.aa.com* under the links "Investor Relations"—"Corporate Governance."

Audit Committee

Members in 2022:
Matt Hart (Chair)
Adriane Brown
John Cahill
Mike Embler
Marty Nesbitt
Greg Smith

Meetings in 2022: 5

The Board has determined that each member is independent under SEC and Nasdaq rules and the Governance Guidelines. Each member is a "financial expert" under applicable SEC rules and has the financial management expertise required by Nasdaq listing standards.

Primary Responsibilities

- Oversee the Company's internal accounting function; report to the Board with respect to other auditing and accounting matters

- Appoint or replace the independent auditor; oversee the work of the independent auditor for the purpose of preparing or issuing an audit report or related work, including determining the scope of annual audits and fees to be paid

- Oversee the Company's risk management policies that relate to the financial control environment, financial reporting and disclosure controls

- Establish and maintain procedures for compliance with significant applicable legal, ethical and regulatory requirements and for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters

- Review and approve all significant conflicts of interest and related party transactions in accordance with Company policies

- Review cyber-security, data privacy and other risks relevant to the Company's computerized information system controls and security

- Pre-approve audit and permitted non-audit services provided by the independent auditor

Compensation Committee

Members in 2022:
Denise O'Leary (Chair)
Jim Albaugh
Jeff Benjamin
Sue Kronick
Doug Steenland

Meetings in 2022: 8

The Board has determined that each member is independent under Nasdaq rules and the Governance Guidelines and is a "non-employee director" as defined by Rule 16b-3 under the Exchange Act.

Primary Responsibilities

- Review and approve the Company's overall compensation strategy and policies, including performance goals for executive officers

- Review the relationship between the Company's compensation strategy and risk management policies

- Together with the Board, oversee leadership succession planning

- Evaluate the performance of the Company's Chief Executive Officer and approve his compensation and other terms of employment

- Evaluate the performance of and determine the compensation and other terms of employment of the other executive officers and other members of senior management

- Administer the Company's incentive and stock plans, including establishing guidelines, interpreting plan documents, selecting participants, approving grants and awards and making other decisions regarding the operation of such plans

- Review the Company's workforce diversity and inclusion

- Review the compensation of the non-employee members of the Board and make recommendations regarding changes to the full Board

- Retain outside advisors; directly retain and oversee its independent compensation consultant

Corporate Governance, Public Responsibility and Safety Committee

Members in 2022:
Sue Kronick (Chair)
Jim Albaugh
Adriane Brown
John Cahill
Ray Robinson
Greg Smith

Meetings in 2022: 4

The Board has determined that each member is independent under Nasdaq rules and the Governance Guidelines.

Primary Responsibilities

- Oversee all aspects of the Company's corporate governance functions, including the procedures for compliance with significant applicable legal, ethical and regulatory requirements that impact corporate governance

- Conduct an annual review of director independence and the performance of the Board, including the committees

- Identify individuals qualified to become members of the Board and recommend director nominees

- Periodically review and evaluate, with the Company's management, the Company's governance-related risks and risk management practices

- Review and assess the Governance Guidelines and recommend any changes deemed appropriate to the Board

- Oversee the stockholder engagement process and significant stockholder relations issues, including consideration of stockholder proposals

- Oversee the Company's policies, programs and practices with respect to operational safety and compliance, and matters affecting the safety of the Company's customers and employees including security and public health

- Oversee the Company's ESG and sustainability efforts, including the risks and opportunities of climate change

- Oversee the Company's lobbying activities, major advocacy priorities, principal trade association memberships and political contributions, if any, and periodically review reports on the Company's corporate political contributions and the processes and guidelines of the PAC

Finance Committee

Members in 2022:
Mike Embler (Chair)
Jeff Benjamin
Marty Nesbitt
Denise O'Leary
Ray Robinson
Doug Steenland

Meetings in 2022: 5

The Board has determined that each member is independent under Nasdaq rules and the Governance Guidelines.

Primary Responsibilities

- Oversee the Company's financial affairs and capital spending

- Recommend to the Board financial policies and courses of action that will effectively accommodate the Company's goals and operating strategies

- Review, approve and/or recommend to the Board our annual budget and financing plans and other matters related to the Company's financial and strategic planning

- Oversee the Company's financial risk management practices

Compensation Committee Process for Executive Compensation

The Compensation Committee charter gives the Compensation Committee the authority and responsibility to review and approve our overall compensation strategy and policies, including performance goals for executive officers. The Compensation Committee is responsible for reviewing and approving the compensation and other terms of employment of the Chief Executive Officer and for evaluating his performance. The Compensation Committee also evaluates, after receiving input from the Chief Executive Officer, the compensation and other terms of employment of the other executive officers, including in the case of internal promotions and new hires of executive officers. The Compensation Committee

administers our incentive compensation, stock, bonus and other similar plans and programs; approves awards under those plans; reviews and, based upon the recommendation of the Chief Executive Officer, approves the adoption of, amendment to, or termination of executive compensation and benefit plans; and determines the general design and terms of, and may delegate authority to executive officers to administer, significant non-executive compensation and benefits plans. The Compensation Committee has delegated to an Equity Incentive Committee, consisting of the Chief Executive Officer, the authority to make equity grants to employees who are not executive officers within guidelines established by the Board or the Compensation Committee.

The Compensation Committee generally receives information from the Chief Executive Officer, the Chief People Officer, the Managing Director—Global Compensation and compensation consultants engaged by the Compensation Committee in connection with its determinations regarding executive compensation. The Compensation Committee has sole authority to retain and terminate any outside advisors, such as compensation consultants and legal counsel.

Since July 2019, the Compensation Committee has engaged Korn Ferry as its compensation consultant to assist in determining our executive compensation and reviewing and analyzing proposed compensation programs for our executive officers. After review and consultation with Korn Ferry, the Compensation Committee determined that Korn Ferry is independent and there is no conflict of interest resulting from retaining Korn Ferry pursuant to applicable SEC and Nasdaq rules.

Board Role in Risk Oversight

The Board is responsible for the oversight of the Company's ongoing assessment and management of material risks impacting our business. The Board oversees the Company's enterprise-wide approach to risk management, which is designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and to enhance stockholder value. A fundamental part of risk management is not only understanding the risks we face and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate. Management is responsible for establishing our business strategy, identifying and assessing the related risks and establishing appropriate risk management practices. The Board, either directly or through one or more of its committees, reviews our business strategy and management's assessment of the related risks and discusses with management the appropriate level of risk. The Board relies on each Board committee to oversee management of specific risks related to that committee's function. The CGPRS Committee periodically reviews the Company's governance-related risk management practices, and with management's assistance, the committee has developed and coordinated the Board's current risk oversight program. The Board has not established a separate risk committee because the Board believes that the most significant risks we face are most properly directly overseen by the full Board or, in certain cases, the appropriate standing committee.

The Board oversees and reviews the management of our most significant strategic, financial and operations risks, the day-to-day operation of the airline and the interruption of airline service, revenue production, our information technology systems, business risks related to labor issues and costs. The management of the COVID-19 pandemic and our Board's oversight of the management of that risk is a case in point. As we implemented our pandemic contingency plan, management regularly communicated with the Board and our Lead Independent Director. During the COVID-19 pandemic, we held frequent Board briefings devoted primarily to reviewing and discussing the planning for and management of the impact of COVID-19 on our team members, our customers and our business, the execution of our contingency plan and risk mitigation efforts, and decision making around the COVID-19 pandemic, our liquidity and federal government support under the CARES Act, PSP2 and PSP3.

The Audit Committee oversees our risk management policies that relate to the financial control environment, financial reporting and disclosure controls, data privacy and cyber-security risks and our procedures for compliance with significant applicable legal, ethical and regulatory requirements that impact our financial statements. The Audit Committee meets regularly with our internal auditors, independent auditors, Chief Executive Officer, Chief Financial Officer, Controller, Chief Legal Officer, Chief Ethics and Compliance Officer, Corporate Secretary, Chief Digital and Information Officer, Chief Information Security Officer, Chief Privacy Officer and the Company's external advisors. The Audit Committee receives regular risk and internal controls assessment reports from the independent auditors and internal auditors. The Audit Committee also establishes and maintains procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters. The Audit Committee also reviews data privacy, cyber-security and other risks relevant to the Company's computerized information system controls and security.

The CGPRS Committee oversees our governance-related risk management policies, programs and practices with respect to operational safety and compliance, environmental and climate change risks, and matters affecting the safety of our customers and employees, including security and public health. The CGPRS Committee assesses our obligations and risks and reviews the adequacy of our policies, programs and practices to meet those obligations and risks. The CGPRS Committee meets regularly with the Chief Operating Officer, the Vice President of Safety Systems, Efficiency and Compliance and other responsible officers to discuss and advise on developing safety risks and standards.

The Compensation Committee oversees compensation risk management by participating in the creation of, and approving, compensation structures that create incentives that encourage an appropriate level of risk-taking behavior consistent with our business strategy, as is further described in the section entitled "Risk Assessment with Respect to Compensation Practices" below. The Compensation Committee also works with the Chief Executive Officer and the Chief People Officer to oversee risks associated with the retention of our most senior executives.

The Finance Committee oversees financial risk by working with senior management to evaluate elements of credit risk, advising on financial strategy, capital structure and liquidity needs and reviewing our financial risk management policies and practices. Our Chief Executive Officer and Chief Financial Officer meet periodically with the Finance Committee to discuss and advise on elements of these risks.

Oversight of Sustainability and Related Matters

Our purpose is to care for people on life's journey. Operating a sustainable business that has the ability to serve our stakeholders over the long-term is an important part of this purpose. We have long recognized the importance of environmental, social and governance issues and have developed an integrated and transparent approach to oversight, management, measurement and reporting of these issues.

We periodically conduct sustainability-focused materiality assessment processes, most recently in early 2023, that serve as the foundation of our analysis of areas of risk and opportunity. And, through ongoing engagement across our Company and with a broad range of external stakeholders, we validate and, as needed, refine our assessment based on the input we receive and changes in our operating environment. We also continually monitor trends, standards and practices relevant to our industry, and look to widely-adopted external reporting frameworks, including the Taskforce on Climate-related Financial Disclosures, as key indicators of stakeholder perspectives on the most significant environmental, social and governance risks and opportunities for our company.

In 2022, these activities affirmed our focus on the following priority issues:

- Safety
- Team member engagement, compensation and benefits
- Diversity, equity and inclusion ("DEI")
- Customer satisfaction and operational performance
- Climate change and fuel efficiency

Driving progress across all these issues is a key objective for American. Many of these issues are not new for our Company—indeed, a key reason American has thrived for more than 95 years is because we have long recognized the importance of these issues. At the same time, we recognize that the business landscape is evolving rapidly and that we must be ready to address new areas if and when they emerge. Over time we have worked to develop a more integrated approach to our management of key risks and opportunities. We will continue to seek stakeholder input while also closely monitoring emerging practices and trends.

Safety. The safety of our customers and team members is a top priority. Our approach to safety is guided by our Safety Management System, an organization-wide approach to identifying and managing risk. Our CGPRS Committee has primary responsibility for oversight of safety, and our Board reviews our safety performance at least quarterly.

Union relations and team member engagement, compensation and benefits and DEI. Our Compensation Committee has oversight responsibility for our human capital issues, including team member compensation and benefits and engagement, talent development and DEI. Our Board received updates on each of these topics at each quarterly Board meeting in 2022, and our full Board reviews union relations regularly in its meetings.

Climate change and fuel efficiency. Although our full Board continues to oversee our sustainability efforts, in 2020 we assigned primary responsibility for coordinating oversight of the Company's sustainability strategy to the CGPRS

Committee. Notably, the CGPRS Committee has oversight responsibility for the Company's climate change strategy and in 2022 dedicated significant time to review the Company's climate change risks and opportunities. We review our climate change strategy with our CGPRS Committee several times throughout the year. In 2022, we formally assigned responsibility for oversight of our climate change strategy at the management level to our Chief Executive Officer.

As we reported in our Annual Report on Form 10-K, we have established ambitious goals to achieve net zero greenhouse gas ("GHG") emissions by 2050. We have also set an intermediate target to drive progress toward that goal. In April 2022, we received validation from the Science Based Targets initiative ("SBTi") that our 2035 GHG reduction targets comply with the SBTi criteria. Our current strategy for reaching net zero emissions by 2050 is focused on running a more fuel-efficient operation, with more fuel-efficient aircraft, increasingly powered by lower-carbon fuel. Achieving our ambitious climate goals will require significant action and investments by governments, manufacturers and other stakeholders. We are committed to engaging with our stakeholders to seek to advance these initiatives, and we have dedicated resources to advance our progress.

Customer satisfaction and operational performance. We fly to more than 300 destinations in the United States and internationally, and we are committed to providing our customers with a world-class travel experience and running a reliable operation. We continued to rigorously measure and track our operational performance and customer satisfaction in 2022, efforts that led to further improvements in our operations and the services we provide. Our full Board reviews customer satisfaction and operational performance regularly in its meetings.

We are committed to providing regular and transparent information about our strategies and performance on the sustainability issues that are most important to our company and our stakeholders, and we have produced an annual report on these topics since 2007. In 2020, we began to align our reporting with the recommendations of the Task Force on Climate-related Financial Disclosures and the disclosure standards for the airline industry developed by the Sustainability Accounting Standards Board. We intend to continue providing our stakeholders with information on our sustainability performance annually. Our most recent such report is available at *www.aa.com/esgreport* but is not incorporated by reference into this Proxy Statement.

In 2022, the Company was included in the Dow Jones Sustainability North America Index for the second consecutive year. The recognition is a testament to the Company's ongoing commitment to sustainability, including our efforts to transition to a low-carbon airline over time; advancing diversity, equity and inclusion; and providing regular and transparent ESG disclosures.

Codes of Ethics

Our employees, including our principal executive officer, principal financial officer, principal accounting officer, and our directors are governed by one of two codes of ethics of the Company (collectively, the "Codes of Ethics"). The Codes of Ethics require our employees and directors to conduct Company business in the highest legal and ethical manner. The Codes of Ethics meet the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and the requirements of a code of business conduct and ethics under applicable Nasdaq listing standards. The full texts of the Codes of Ethics and further details regarding the scope of each of the Codes of Ethics are available on our website at *www.aa.com* under the links "Investor Relations"—"Corporate Governance." We will also provide a copy of the Codes of Ethics to stockholders, free of charge, upon request to our Corporate Secretary. Any amendments to or waivers from the Codes of Ethics will be posted at this location on our website as required by applicable SEC and Nasdaq rules.

Public Policy Engagement and Political Participation

Engagement in the political, legislative and regulatory process is important to the success of the Company. Compliance and oversight of our public policy and political engagement is provided by our Executive Vice President and Chief Government Affairs Officer, who reports to the Chief Executive Officer. At the Board level, the CGPRS Committee is responsible for reviewing and assessing the Company's public policy and political activities. In 2022, the CGPRS Committee recommended, and the Board adopted, revisions to the Company's Statement on Public Policy Engagement and Political Participation, which is available at *www.aa.com/esg*, but is not incorporated by reference into this Proxy Statement. The Board reviews this Statement and the Company's Human Rights Statement annually. This statement brings the Company's practices and disclosures into closer alignment with best practices in this area. American's score on the Center for Political Accountability Zicklin Index of Corporate Political Disclosure and Accountability in 2022 was 82.9, on a scale of zero to 100. The Zicklin Index benchmarks the political disclosure and accountability policies and practices of leading U.S. public companies. This score puts the Company in the First Tier of S&P 500 companies.

We do not use corporate funds to contribute to candidates, political party committees or political action committees, including Super PACs and political committees organized under Section 527 of the Internal Revenue Code to promote the election or defeat of candidates for office. We do not use corporate funds to make independent political expenditures or electioneering communications. If the Company makes payments to other tax-exempt organizations, such as 501(c)(4)s, that the recipient may use for political purposes, we will publicly disclose those payments on our corporate website. On rare occasions, we may use corporate funds to support or oppose state and local ballot initiatives if we believe an initiative would materially affect our business or the transportation infrastructure in the communities we serve. If we make any such contribution, we will disclose the amount and recipient on our corporate website. We did not make any such contribution in 2022.

As part of our public policy engagement, we are members of several trade and industry associations, and we disclose on our corporate website a full list of the Company's trade association memberships for which our fees exceed $25,000. We also disclose the non-deductible portion of the dues we pay our major trade associations.

For further information, please see our Statement on Public Policy Engagement and Political Participation, available on our website at *www.aa.com* under the links "About us"—"Corporate Governance."

Risk Assessment with Respect to Compensation Practices

Management and the Compensation Committee, with the support of the compensation consultant, have reviewed the compensation policies and practices for our employees as they relate to our risk management and, based upon these reviews, we believe that any risks arising from such policies and practices are not reasonably likely to have a material adverse effect on us in the future.

Our basis for this conclusion includes that our compensation programs are designed to include the following features:

- Formulaic annual and long-term incentive plan awards with maximum pay-out caps or guidelines instead of discretionary pay-out decisions.

- Equity incentive awards are subject to performance or time-based vesting periods that are intended to incentivize long-term rather than short-term results.

- Our incentive compensation plans include a set of pre-established goals and metrics that focus on areas of priority for the Company and may include financial, operational, Environmental, Social and Governance ("ESG"), total stockholder return ("TSR") and/or the achievement of individual goals. The 2022 STIP includes financial goals (adjusted pre-tax income—50% weighting), customer operational goals (on-time departure and controllable completion factor—40% weighting) and ESG goals (diversity, equity and inclusion –10% weighting). In addition, the goals established in our executive compensation programs are not subject to adjustment without Compensation Committee approval.

- All of our performance-based compensation programs are based on overall corporate performance, rather than the performance of any business unit or group.

- The Company maintains a separate bonus program for an organization based on their performance; all of the participants are front-line employees, the number of participants and the payments under this program is small and capped. No executives participate in this program.

- For a discussion of the principles underlying our compensation policies for our executive officers who are named in the "Executive Compensation—Summary Compensation Table," see the section entitled "Compensation Discussion and Analysis" beginning on page 52.

Prohibition on Hedging and Pledging

Our insider trading policy prohibits the members of our Board, our executive officers, managing directors and director-level employees and our other employees with any with regular access to material non-public information, from hedging the economic risk of security ownership. This prohibition includes options trading on any of the stock exchanges or futures exchanges, as well as customized derivative or hedging transactions with third parties, such as zero-cost collars and forward sale contracts. In addition, the members of our Board and such employees are prohibited from pledging Company securities to secure margin or other loans.

Annual Meeting Attendance

Our Governance Guidelines provide that each of our directors is expected to attend our Annual Meeting of stockholders, except where unusual circumstances arise. All of the directors who were on our Board at the time attended our 2022 annual meeting of stockholders.

Director Continuing Education

Non-employee directors are encouraged to attend seminars, conferences and other director education programs periodically. We reimburse the directors for the costs associated with these seminars and conferences, including related travel expenses. Management also conducts a comprehensive orientation process for new directors. In addition, directors receive continuing education through educational sessions at meetings and mailings between meetings.

Communications with the Board and Non-Management Directors

The Board has approved procedures to facilitate communications between the directors and employees, stockholders and other interested third parties. Pursuant to these procedures, a person who desires to contact the Board, a standing committee of the Board or a director may do so in writing to the following address:

American Airlines Group Inc.
The Board of Directors
MD8B503
1 Skyview Drive, Fort Worth, Texas 76155

We will review the communications with the directors, a standing committee of the Board or an officer, in each case depending on the facts and circumstances outlined in the communication. The CGPRS Committee also reviews with senior management the nature of the communications and our responses to them. Any communication relating to a stockholder nominee for a position on the Board or a stockholder proposal for business to be considered at any annual meeting of stockholders or included in any proxy statement will be sent to the Chair of the CGPRS Committee. Our Independent Chair or Lead Independent Director, as applicable, has been designated as the primary director representative for consultation and direct communication with our stockholders.

DIRECTOR COMPENSATION

The table below provides information regarding compensation we paid to our non-employee directors in 2022. The compensation elements are described in the narrative following the table. Robert Isom, our Chief Executive Officer, and Doug Parker, our former Chief Executive Officer and retiring Chairman of the Board, are not included in the table because they are "named executive officers" for 2022 and their compensation, including, in the case of Mr. Parker, his compensation for his services as Chairman of the Board, is disclosed in the "Executive Compensation"—"Summary Compensation Table" beginning on page 63 of this Proxy Statement.

Name	Fees Earned or Paid in Cash ($)(a)	Stock Awards ($)(b)	All Other Compensation ($)(c)	Total ($)
Jim Albaugh	130,000	150,000	16,906	296,906
Jeff Benjamin	130,000	150,000	48,346	328,346
Adriane Brown	130,000	150,000	6,478	286,478
John Cahill	160,000	150,000	17,106	327,106
Mike Embler	150,000	150,000	23,864	323,864
Matt Hart	140,000	150,000	24,946	314,946
Sue Kronick	150,000	150,000	21,152	321,152
Marty Nesbitt	130,000	150,000	61,068	341,068
Denise O'Leary	150,000	150,000	14,896	314,896
Vicente Reynal(d)	31,868	113,014	8,974	153,856
Ray Robinson	130,000	150,000	25,044	305,044
Greg Smith(e)	130,000	208,356	34,280	372,636
Doug Steenland	130,000	150,000	14,978	294,978

(a) The amounts represent the aggregate dollar amount of all fees the directors earned or were paid in 2022 for service as a director, including annual retainer, committee, chair, meeting and lead independent director fees.

(b) The amounts represent the aggregate grant date fair value, as calculated in accordance with ASC Topic 718, of (i) 9,287 RSUs granted to each non-employee director shown in the table above serving on June 8, 2022 with a grant date fair value of $150,000, which will vest on the date of this annual meeting of stockholders, subject to the continued service of the director through the vesting date, (ii) 3,260 RSUs granted to Mr. Smith on January 18, 2022, in connection with his appointment to the Board, with a grant date fair value of $58,356, which vested on the date of the 2022 annual meeting of stockholders, and (iii) 8,548 RSUs granted to Mr. Reynal on September 6, 2022, in connection with his appointment to the Board, with a grant date fair value of $113,014, which will vest on the date of this annual meeting of stockholders, subject to the continued service through the vesting date. The grant date fair value, as calculated in accordance with ASC Topic 718, of time-based RSUs is equal to the number of shares underlying the RSUs, multiplied by the closing price of our Common Stock on the date of grant. As of December 31, 2022, each of our non-employee directors shown in the table above, other than Mr. Reynal, held 9,287 RSUs, and Mr. Reynal held 8,548 RSUs. No non-employee directors held any other outstanding equity awards.

(c) The amounts include (i) the value of flight privileges received in 2022 and (ii) tax reimbursements that we paid to our directors in 2023 for flight privileges provided to them in 2022. Amounts also include the portion of the premiums paid by us on behalf of Mr. Hart and Ms. O'Leary for a life insurance policy under the America West Directors' Charitable Contribution Program, which is described more fully below in the section entitled "Legacy Director Compensation Programs." Each of these amounts are set forth in the table below. Flight privileges are valued based on the imputed taxable income to the director, which valuation is greater than the incremental cost to the Company.

Name	Flight Privileges ($)	Tax Gross-Up on Flight Privileges ($)	Insurance Premiums ($)
Jim Albaugh	8,453	8,453	-
Jeff Benjamin	24,173	24,173	-
Adriane Brown	3,239	3,239	-
John Cahill	8,553	8,553	-
Mike Embler	11,932	11,932	-
Matt Hart	6,442	6,442	12,062
Sue Kronick	10,576	10,576	-
Marty Nesbitt	30,534	30,534	-
Denise O'Leary	5,465	5,465	3,966
Vicente Reynal	4,487	4,487	-
Ray Robinson	12,522	12,522	-
Greg Smith	17,140	17,140	-
Doug Steenland	7,489	7,489	-

(d)   Mr. Reynal was elected to the Board on September 6, 2022.

(e)   Mr. Smith was elected to the Board on January 18, 2022.

Director Compensation

The Compensation Committee will periodically review the overall compensation of our directors in consultation with the Board and, from time to time, the assistance of the Compensation Committee's compensation consultant. The Compensation Committee has authority to retain and terminate any outside advisors, such as compensation consultants and legal counsel, and to determine their compensation.

Annual Retainers and Grants of RSUs. For 2022, the compensation for our non-employee directors included the following cash-based annual retainers:

- an annual retainer of $100,000 for service on the Board;

- an annual retainer of $15,000 for service on each of the Audit, Compensation, CGPRS or Finance Committees; and

- an annual retainer of $25,000 for service as the Chair of the Audit Committee and an annual retainer of $20,000 for service as the Chair of each of the Compensation, CGPRS or Finance Committees.

On the date of the 2022 annual meeting of stockholders, each continuing non-employee director received a number of RSUs equal to $150,000 divided by the closing price of our Common Stock on the date of the annual meeting. In connection with his appointment to the Board on January 18, 2022, Mr. Smith received a pro-rated award of RSUs valued at approximately $58,356 divided by the closing price of our Common Stock on the grant date. In connection with his appointment to the Board on September 6, 2022, Mr. Reynal received a pro-rated award of RSUs valued at approximately $113,014 divided by the closing price of our Common Stock on the grant date. Each of the RSU awards granted to our non-employee directors will vest fully on the earlier of the first anniversary of the date of grant or the date of the next annual meeting of stockholders, subject to the continued service of the non-employee director through the vesting date.

In connection with the Board's CEO succession planning, on June 8, 2022, the Board approved the retainer payable to Mr. Parker for his first year of service as non-employee Chairman of the Board, consisting of a quarterly cash retainer of $250,000, payable in arrears, and a grant of 185,758 RSUs that will vest in full upon the earlier of (i) the first anniversary of the date of grant or (ii) the Company's annual meeting of stockholders in 2023, subject to Mr. Parker's continued service to the Company through the vesting date or acceleration by the Board in accordance with the terms of the 2013 Plan. The Board determined that this grant was necessary to retain Mr. Parker in the role of Chairman of the Board in order to ensure a successful transition in leadership following the most challenging time in our industry's history. Our non-employee director compensation program for 2022 was otherwise unchanged from 2021.

In February 2023, we announced the retirement of Mr. Parker from the Board on April 30, 2023 and election of Greg Smith as the Company's Independent Chairman effective April 30, 2023. The Board has approved for Mr. Smith's service as Independent Chairman an additional annual RSU grant with a grant date fair value of $200,000. Mr. Cahill also received an additional annual retainer of $30,000 for his service as Lead Independent Director through April 30, 2023.

Other Compensation. As is customary in the airline industry, we provide our directors with flight benefits. During the period of time they serve on the Board, non-employee directors are entitled to complimentary personal air travel for the non-employee director and his or her immediate family members on American and American Eagle, 12 round-trip or 24 one-way passes for complimentary air travel for the non-employee director's family and friends each year, as well as American Airlines Admirals Club® membership, and AAdvantage® ConciergeKey℠ program status. Non-employee directors receive a tax gross-up for imputed taxable income related to these flight benefits. In addition, these travel benefits (except for the tax gross-up) will be provided (i) for a non-employee director's lifetime if he or she has served as a director for seven or more years or has otherwise vested in such benefits by virtue of the merger with US Airways or service with a predecessor airline or (ii) for five years if he or she has served for less than seven but more than two years. Non-employee directors will also be reimbursed for all reasonable out-of-pocket expenses incurred in connection with attendance at meetings upon submission of receipts.

Some of our current directors are eligible to continue participation under certain legacy programs related to service for predecessor companies, as described below.

Legacy Director Compensation Programs

Following the closing of the merger with US Airways, the America West Directors' Charitable Contribution Program (the "Charitable Contribution Program"), a legacy director compensation program, continues to be in effect. In 1994, America West established the Charitable Contribution Program under which all directors of America West were invited to participate. This program was discontinued for new directors following the merger between America West and US Airways in 2005. Under the Charitable Contribution Program, upon the death of a participant, America West (or its successor) is required to donate $1 million to one or more qualifying charitable organizations chosen by the participant. All participants serving as directors of America West at the time of the merger became vested in the Charitable Contribution Program, and the Charitable Contribution Program may not be terminated with respect to these individuals. During 2022, the directors who were participants in the Charitable Contribution Program were Messrs. Hart and Parker and Ms. O'Leary. The charitable contributions will be substantially funded by life insurance proceeds from policies maintained by us on the lives of the participants. Under the terms of the Charitable Contribution Program, America West was allowed to place joint life insurance on two directors. The life insurance policies currently in place under the Charitable Contribution Program are structured as joint policies on the lives of two directors and the insurance benefits are payable at the death of the last survivor. Individual directors derive no direct financial benefit from the Charitable Contribution Program because all insurance proceeds are to be paid by us, and all tax deductions for the charitable contributions accrue solely to us.

Stock Ownership Guidelines

We adopted stock ownership guidelines for our non-employee directors in January 2014. Non-employee directors are required to hold a number of shares of stock equal to the lesser of either (i) five times the director's annual cash retainer or (ii) 15,000 shares of our Common Stock. Ownership is determined based on the combined value of the following director holdings: (a) shares owned outright or by immediate family members residing in the same household or in a trust for the benefit of the director or an immediate family member; (b) Common Stock, stock units or other stock equivalents obtained through the exercise of SARs/stock options or vesting of equity awards; (c) unvested equity awards granted under any equity and deferral plans; and (d) other stock or stock equivalent awards determined by the CGPRS Committee. Non-employee directors have five years from the later of: (i) the date the guidelines were adopted and (ii) the date the individual became a director to comply with the stock ownership guidelines. Under the stock ownership guidelines, until a non-employee director has reached the minimum ownership guideline, such director may not sell or otherwise dispose of the shares of Common Stock acquired upon the exercise, vesting or settlement of any equity awards except to the extent such sales do not cumulatively exceed 50% of such shares. Each of our directors with a compliance date before the date of this Proxy Statement owns shares that exceed the minimum stock ownership guidelines.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since January 1, 2022, the Company has not participated in, nor is there currently planned, any transaction or series of similar transactions with any of the Company's directors, nominees, executive officers, holders of more than 5% of Common Stock or any member of such person's immediate family that is required to be reported under Regulation S-K Item 404(a) of the rules of the SEC.

We have entered into indemnity agreements with our executive officers and directors that provide, among other things, that we will indemnify each such officer or director, under the circumstances and to the extent provided for in the indemnity agreements, for expenses, damages, judgments, fines and settlements he or she may be required to pay in actions or proceedings in which he or she is or may be made a party by reason of his or her position as a director, officer or other agent of the Company.

Policies and Procedures for Review and Approval of Related Person Transactions

We believe that business decisions and actions taken by our officers, directors and employees should be based on the best interests of the Company, and must not be motivated by personal considerations or relationships. We attempt to analyze all transactions in which we participate and in which a related person may have a direct or indirect material interest, both due to the potential for a conflict of interest and to determine whether disclosure of the transaction is required under applicable SEC rules and regulations. Related persons include any of our directors or executive officers, certain of our stockholders and immediate family members of any of the above persons. The Audit Committee is responsible for reviewing and approving all significant conflicts of interest and related party transactions in accordance with our company policies.

A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with the interests of the Company. Our Codes of Ethics require our employees, including our principal executive officer, principal financial officer, principal accounting officer and our directors who may have a potential or apparent conflict of interest to fully disclose all the relevant facts to either the Chair of the Audit Committee or the Chief Ethics and Compliance Officer, as applicable. Once the Chair of the Audit Committee or the Chief Ethics and Compliance Officer receives notice of a conflict of interest, they will report the relevant facts to our internal auditors. The internal auditors will then consult with the Audit Committee and a determination will be made as to whether the activity is permissible. The full texts of our Codes of Ethics are available on our website at *www.aa.com* under the links "About Us"—"Corporate Governance."

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee has reviewed and discussed with our management our audited consolidated financial statements for the fiscal year ended December 31, 2022 (the "Audited Financial Statements").

The Audit Committee has discussed with KPMG, our independent registered public accounting firm, the matters required to be discussed with the Audit Committee under the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission.

The Audit Committee has received the written disclosures and the letter from KPMG regarding its independence as required by applicable requirements of the Public Company Accounting Oversight Board regarding KPMG's communications with the Audit Committee concerning independence, has discussed with KPMG its independence and has considered the compatibility of the non-audit services provided by KPMG with respect to maintenance of that independence.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board, and the Board has approved, that the Audited Financial Statements be included in our Annual Report on Form 10-K for the year ended December 31, 2022, for filing with the SEC.

Respectfully submitted,

Audit Committee
Matt Hart (Chair)
Adriane Brown
John Cahill
Mike Embler
Marty Nesbitt
Greg Smith

This report of the Audit Committee is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to the SEC's proxy rules or the liabilities of Section 18 of the Exchange Act, and the report shall not be deemed to be incorporated by reference into any prior or subsequent filing by us under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

This section discusses the principles underlying our compensation policies for our "named executive officers," who for 2022 were: Mr. Isom, our Chief Executive Officer; Mr. Parker, our Chairman of the Board and, until March 31, 2022, Chief Executive Officer; Derek Kerr, who served as our Vice Chair and Chief Financial Officer through year-end 2022; Steve Johnson, our Executive Vice President; Maya Leibman, who served as our Executive Vice President and Chief Information Officer through year-end 2022; and David Seymour, our Executive Vice President and Chief Operating Officer. Mr. Kerr has continued as our Vice Chair and President of American Eagle and also assumed the role of strategic advisor. Ms. Leibman has also continued in a managing director level role.

As a condition of the payroll support and loan agreements entered into with the federal government under the CARES Act, PSP2 and PSP3, we implemented significant reductions to the total target direct compensation for our named executive officers in order to comply with the applicable compensation limits imposed upon us. These limits have continued to be a primary determinant of our named executive officers' compensation over the remaining period during which they are in effect. Under the applicable limits, each of our named executive officers' total compensation during any 12-month period from March 24, 2020 until April 1, 2023, is capped at an amount equal to the sum of (i) $3 million and (ii) 50% of the total compensation in excess of $3 million received by such executive officer in calendar year 2019. For example, Mr. Isom's total compensation for 2019 was approximately $7.1 million and his total compensation for any 12-month period while the limits are in effect was capped at approximately $5.0 million, a decrease of approximately 29%. Mr. Isom's 2022 total target direct compensation remained below the level in 2019, despite Mr. Isom's promotion to CEO on March 31, 2022. Despite these limitations, for 2022, we re-established our historical performance-based cash and equity incentive programs.

Going into 2022, our named executive officers continued to experience substantial limitations to their compensation. In making 2022 compensation decisions, the Compensation Committee continued to consider concerns related to the need to retain and reward our management team as we continued to recover from the COVID-19 pandemic and the backdrop of significant reductions in compensation. Despite these concerns, the Compensation Committee re-established the performance-based components of our LTIP programs for 2022 for the named executive officers. Our 2022 LTIP for our named executive officers returned to incorporating both performance- and time-vesting components, with the performance-vesting component weighted 50% by target value and tied to attainment of total debt reduction (60% weighting) and relative pre-tax income margin improvement (40% weighting) versus our industry peers. The performance-vesting component of the 2022 LTIP will be earned, if at all, no earlier than the third anniversary of the grant date. In addition, the Compensation Committee re-established our performance-based STIP. The STIP is designed to align management with our goals to run a reliable operation and to return to profitability while building on our momentum on diversity, equity and inclusion.

2022 Compensation Objectives and Programs

Pay-for-Performance Philosophy

The philosophy underlying our overall executive compensation program is to provide an attractive, flexible and market-based total compensation program that is both tied to our performance and aligned with the interests of our stockholders. We intend for our compensation programs to motivate the management team to maximize stockholder value over time without creating unnecessary or excessive risk-taking that would have an adverse effect on stockholder value and potentially detract from our ability to reach long term sustainable levels of income and profitability.

In 2022, the Compensation Committee re-established our historical executive compensation programs that continue to emphasize variable compensation in the form of short-term cash incentives and long-term equity incentives.

The charts below show the mix of each element of the 2022 total compensation package for (i) Mr. Isom and (ii) our non-CEO named executive officers.



CEO Target Direct Compensation
Long-Term Incentive (49%)
Base Salary (16%)
Short-Term Incentive (35%)

NEO Target Direct Compensation (other than CEO)
Long-Term Incentive (59%)
Base Salary (18%)
Short-Term Incentive (23%)

2022 Compensation Outcomes Reflected Our Pay-for-Performance Philosophy

Performance-Vesting RSUs. We have historically granted at least 50% of our annual RSUs as performance-vesting RSUs that are earned not earlier than the third anniversary of the grant date. Solely for 2021, to provide more certainty to our management team against the backdrop of the COVID-19 pandemic and significant reductions in compensation, we granted 100% time-vesting RSUs vesting over three years. In 2022, we re-established our historical performance-based equity incentive program.

Our 2022 LTIP for our named executive officers returned to incorporating both performance- and time-vesting components, with the performance-vesting component weighted 50% by target value and tied to attainment of total debt reduction (60% weighting) and relative pre-tax income margin improvement (40% weighting) versus our industry peers. The performance-vesting component of the 2022 LTIP will be earned, if at all, no earlier than the third anniversary of the grant date. In addition, the Compensation Committee re-established our performance-based STIP.

The 2020 performance-vesting RSUs may be earned based on our three-year TSR relative to that of a pre-defined group of airlines, absolute free cash flow and relative adjusted pre-tax income, weighted equally. The 2020 performance-vesting RSUs were tracking at significantly below target as of the end of 2022 and vested at 62.9% of target in February 2023.

Realizable Compensation Continues to be Significantly Less Than Target Compensation. As of December 31, 2022, Mr. Isom's three-year average realizable compensation from 2020-2022 was 70% of his three-year average target compensation, while the three-year average realizable compensation from 2020-2022 for our non-CEO named executive officers was 76% of their three-year average targeted compensation. Realizable compensation includes base salary earned, annual short-term incentive earned (if the performance period has ended) at target, and values equity awards granted during 2020-2022 as follows: with respect to RSUs that had vested by December 31, 2022, based on the closing stock price on the applicable vesting date, with respect to time-vesting RSUs that were unvested as of December 31, 2022, based on the closing stock price as of December 31, 2022, and with respect to performance-vesting RSUs that were unvested as of December 31, 2022, based on our performance and closing stock price as of December 31, 2022.

Commitment to Effective Compensation Governance

We are committed to good compensation governance and have adopted compensation policies and practices in furtherance of our commitment, including the following:

What We Do	What We Do NOT Do
✓ **Compensation Program Places Significant Pay at Risk** with performance-based STIP and LTIP programs.	✗ **No Severance or Change in Control Agreements**. None of our executive officers have a severance or change in control agreement.
✓ **Independent Compensation Consultant** that is directly engaged by the Compensation Committee to advise on executive and director compensation matters.	✗ **No Guaranteed Bonuses**. Our executive officers' bonuses are performance-based and 100% at risk.
✓ **At-Will Employment** arrangements with our executive officers with no employment agreements.	✗ **No Active Executive Retirement Plans**. We do not maintain any active executive-only or supplemental retirement plans.
✓ **Stock Ownership Guidelines** that further align our executive officers' long-term interests with those of our stockholders.	✗ **No Hedging or Pledging of Our Stock**. We prohibit our executive officers from engaging in hedging transactions or using our stock as collateral for loans.
✓ **Tally Sheet Review** used to conduct a comprehensive overview of all compensation, including an overview of total compensation targets and potential payouts.	✗ **No Excise Tax Gross-Ups**. We do not provide any executive officer with any tax gross-ups to cover excise taxes in connection with a change in control.
✓ **Annual Compensation Risk Assessment** to identify any elements of our compensation program design or oversight processes that carry elevated levels of adverse risk to the Company.	✗ **No Excessive Perquisites**. Perquisites and other personal benefits are in line with industry standards.
✓ **Clawback Policy** for all cash and equity awards granted to our executive officers.	✗ **No Payouts of Dividends.** Unless and until an award's vesting conditions are satisfied, no dividends accrued on the award are paid.

Stockholder Approval of 2021 Executive Compensation

At our 2022 annual meeting of stockholders, our stockholders voted, in a non-binding advisory vote, to approve the compensation of our named executive officers (with an approval representing approximately 93.4% of the shares represented in person or by proxy at the meeting and entitled to vote). Our Compensation Committee reviewed the result of the stockholders' advisory vote on executive compensation and, in light of the approval by a substantial majority of stockholders, did not implement changes to the executive compensation programs solely as a result of the vote.

Determination of Executive Compensation

Role of the Compensation Committee and Management in Compensation Decisions

The Compensation Committee administers the compensation program for all officers, including the named executive officers and is comprised of five independent directors. The Compensation Committee's overarching goal is to create executive compensation programs that align management and stockholder interests over the long-term and that allow us to recruit and retain a highly capable management team. In creating such programs, the Compensation Committee considers management input on executive compensation programs but relies on its outside consultant for perspective and leading practice guidance. The compensation consultant also provides leading practice data for the airline industry and companies of similar size and revenue to us.

Some of the elements we consider when designing compensation policies include attrition, diversity, and executive development needs. Management also will from time to time bring matters to the attention of the Compensation Committee that might require alterations to compensation policies, especially when they have identified specific circumstances that require additional executive talent or unique executive skills that we may not currently have in place. Our Chief Executive Officer also provides input and recommendations based on his direct knowledge of the other named executive officers' individual performance and contributions given the scope of their responsibilities.

Use of Compensation Consultant

For 2022, the Compensation Committee retained Korn Ferry as its independent compensation consultant. The Compensation Committee has sole authority with regard to the decision to retain the compensation consultant and, while

the compensation consultant interacts with management from time to time in order to best coordinate with, and deliver services to, the Compensation Committee, it reports directly to the Compensation Committee with respect to its executive compensation consulting advice. The Compensation Committee has assessed whether the services provided by Korn Ferry or any other relationships raised any conflicts of interest pursuant to SEC and Nasdaq rules, and has concluded that no such conflicts of interest exist.

Use of Market Data

In order to ensure a competitive design for our executive compensation program, in 2022, our Compensation Committee, with advice and analysis from its compensation consultant, reviewed our program against those of our largest competitors, Delta, United and Southwest, with an emphasis on Delta and United, our closest peers. The Compensation Committee also reviewed a broader spectrum of compensation pay data, including compensation data for Fortune 150 companies of similar size and revenue to us and survey data consisting of Korn Ferry and Equilar Top 25 including 79 organizations with revenue greater than $15 billion with data for 1,972 incumbents.

Executive Compensation with an Emphasis on Performance-Based Pay

For 2022, the Compensation Committee re-established our performance-based STIP and the performance-based components of our LTIP programs for the named executive officers, as described more fully below. As a result, in 2022, our executive compensation structure included both fixed and performance-based pay. Specifically, our 2022 executive compensation structure consisted of three core components which aligned management and stockholder interests:

- a base salary paid in cash;
- an annual incentive program paid in cash based on achievement of profitability, operational and DEI targets; and
- a long-term equity incentive program in the form of RSUs that incorporate both performance- and time-vesting components.

The overarching goal was to emphasize pay for performance (such that compensation is paid only if we meet pre-determined performance targets) and align executive and stockholder interests through cash and equity-based compensation tied to our operational (including DEI) and financial performance.

Base Salary

Base salaries provide a secure, consistent amount of fixed pay that compensates executives for their scope of responsibility, competence and performance. In making 2022 compensation decisions, the Compensation Committee continued to consider concerns related to the need to retain and reward our management team as we continued to recover from the COVID-19 pandemic as well as the backdrop of significant reductions in compensation in order to comply with the applicable limits under the CARES Act, PSP2 and PSP3, which continued to remain in place for 2022.

In consideration of these factors, for 2022, the Compensation Committee approved shifting a portion of our executives' fixed total direct compensation to base salary, with a corresponding reduction to their LTIP target opportunities. This was intended to enhance the retentive value of the executives' 2022 total direct compensation, while assuring that a significant portion of compensation continues to be directly linked to the Company's operational (including DEI) and financial performance.

The 2022 annual base salaries of our named executive officers, other than Mr. Parker, are set forth in the table below.

Named Executive Officer	2022 Base Salary ($)
Robert Isom	$1,300,000
Derek Kerr	$ 900,000
Steve Johnson	$ 775,000
Maya Leibman	$ 800,000
David Seymour	$ 750,000

For the portion of 2022 that Mr. Parker served as Chief Executive Officer, he continued to receive no base salary. Mr. Parker's compensation for the portion of 2022 that he served as Chief Executive Officer was in the form of an LTIP award, as described more fully below under "—Long-Term Incentive Programs."

Annual Cash Incentive Program

The second core component of our overall compensation program has been a short-term cash incentive program.

The Compensation Committee re-established our performance-based STIP, with a performance period running from April 1, 2022 to April 1, 2023. This performance period allowed for better alignment of our business recovery with respect to the STIP performance goals, creating a real incentive and serving as a retention tool for management, while allowing for payouts in compliance with and following the end of the restriction period under the CARES Act, PSP2 and PSP3.

The STIP is designed to align management with our goals to run a reliable operation and to return to profitability while building on our momentum on DEI, as summarized in the table below. Adjusted pre-tax income (which, under the terms of the STIP, is calculated by excluding net special items, expenses associated with profit sharing and STIP and related payroll taxes and 401(k) company contributions) accounts for 50% of the plan's weighting, while operational reliability accounts for 40% of the plan's weighting and DEI, which is a new component, accounts for 10% of the plan's weighting, as set forth below.

Performance Metric	Metric Weighting
PROFITABILITY	
Adjusted Pre-tax Income	50%
RELIABILITY	
Mainline and Regional On-time Departure (D-0)	20%
Mainline and Regional Controllable Completion Factor (CCF)	20%
DEI	
Diversity, Equity and Inclusion (equally weighted DEI goals for officer level relating to engagement, education, retention and representation at the level of managers and senior managers)	10%

Payouts will be at 0% of target for below-threshold performance, 50% of target for threshold performance, 100% of target for target performance, and 200% of target for maximum performance. The threshold, target and maximum adjusted pre-tax income goals were set at $200 million, $400 million and $800 million, respectively. Any performance falling between threshold, target and maximum levels would result in an adjustment of funding level based on straight-line interpolation. In addition, for any payout under the STIP, the threshold adjusted pre-tax income goal of $200 million would need to be attained.

DEI engagement and education was implemented as part of the STIP in order to ensure our workplace culture is a competitive advantage that provides team members access to continuous learning, awareness and knowledge.

The target bonus opportunities for each named executive officer (other than Mr. Isom) were set at the same levels as in 2020, prior to the suspension of the STIP in 2021. Mr. Isom's target bonus opportunity was increased from 175% to 200%, to reflect his promotion to Chief Executive Officer, consistent with the level previously in place for Mr. Parker.

Named Executive Officer	Target Payout Level as a Percentage of Base Salary
Robert Isom	200%
Derek Kerr	125%
Steve Johnson	125%
Maya Leibman	125%
David Seymour	125%

Payouts under the STIP will be determined following the end of the performance period.

Long-Term Incentive Programs

The third core component of our overall compensation program is a long-term equity incentive program that focuses our executives on our performance over time and further links the interests of recipients and stockholders. Stock-based awards, coupled with performance- and time-vesting requirements, provide an appropriate incentive to our executives to remain with the Company and meet the long-term goal of maximizing stockholder value. Consistent with our emphasis on pay for performance and our commitment to long-term value creation for our stockholders, our named executive officers' total target direct compensation is weighted heavily toward long-term equity awards.

The Compensation Committee determines the value of long-term equity awards to be granted to an executive officer based upon the executive's level of responsibility and job classification level and the results of compensation market analyses.

Historically, including for 2020 and commencing again for 2022, our LTIP included both performance- and time-vesting RSUs, each weighted 50% by target value.

Our 2022 LTIP for our named executive officers (other than Mr. Seymour, who first became an executive officer in June 2022) returned to incorporating both performance- and time-vesting components, with the performance-vesting component weighted 50% by target value tied to attainment of total debt reduction (60% weighting) and relative pre-tax income margin improvement (40% weighting) versus our industry peers, as summarized below. The performance goals align to our long-term strategy to improve profitability and reduce overall debt by $15 billion by the end of 2025.



MIX	VESTING SCHEDULE
50/50 Time and Performance split	Year 1: 40% (RSUs) Year 2: 10% (RSUs) Year 3: 50% (PSUs)

2022 Performance Metrics

Total debt reduction from YE2021 to YE2024

Relative adjusted pre-tax income margin* improvement vs. industry peers (average of Delta and United) from YE2019 to YE2024

* excludes net special items

Performance (Payout as % of Target)	Total Debt Reduction	Relative Margin Improvement vs. Peers
Weighting	*60%*	*40%*
Maximum (200%)	$5B	150 bps
Target (100%)	$4B	100 bps
Threshold (50%)	$3B	50 bps

Due to the CARES Act, PSP2 and PSP3 compensation limits applicable to our named executive officers, the target values of each of the 2022 LTIP awards continued to be significantly reduced, with Mr. Isom's LTIP target value reduced over 20%, as compared with 2020 levels. In addition, the 2022 LTIP award values were further reduced from their 2021 levels in proportion to the increases to base salaries.

Named Executive Officer	2022 Target Grant Value ($)	2021 Target Grant Value ($)	2020 Target Grant Value ($)
Robert Isom	3,653,000	4,180,000	5,464,000
Doug Parker	3,000,000[a]	7,200,000	10,524,000
Derek Kerr	2,595,000	2,825,000	2,898,000
Steve Johnson	2,695,000	2,825,000	2,898,000
Maya Leibman	2,650,000	2,780,000[c]	2,898,000
David Seymour	2,380,000[b]	N/A	N/A

(a) Mr. Parker's lower RSU grant value reflected that he would transition from his role as Chief Executive Officer in 2022.

(b) Mr. Seymour became an executive officer in June 2022. His 2022 equity grant was solely in the form of time-vesting RSUs vesting as to one-third of the shares on each of the first, second and third anniversaries of the grant date subject to continued service through each vesting date. His grant value was determined based on the number of shares underlying the RSUs, multiplied by the closing price of our Common Stock on the date of grant, December 12, 2022.

(c) Ms. Leibman's 2021 LTIP grant value was further reduced due to the CARES Act, PSP2 and PSP3 compensation limits.

Please see the "Executive Compensation"—"Grants of Plan-Based Awards in 2022" on page 65 for a description of the grants awarded to our named executive officers during 2022. The values included in the Summary Compensation Table and the Grants of Plan-Based Awards Table reflect the accounting grant date fair value of the grants. These values do not reflect amounts actually realizable by our named executive officers.

The Compensation Committee has adopted an equity grant policy to standardize the timing, practices and procedures in granting equity awards. The policy provides that equity awards, other than new hire, promotion or special purpose grants, will be granted once per year at the second regularly scheduled meeting of the Compensation Committee, at an Equity Incentive Committee meeting (with respect to awards to non-executive employees), or at a special meeting held for this purpose as close in time to the regularly scheduled meeting as possible. We have made exceptions to the policy in unique circumstances, such as during the restriction period imposed by the CARES Act, PSP2 and PSP3.

Payouts of Prior Year LTIP Awards

Our named executive officers' 2020 LTIP grants were comprised of both time-vesting and performance-vesting RSUs. The performance-vesting RSUs were eligible to vest based on the Company's achievement of the following three metrics: (i) compound annual TSR relative to the capitalization-weighted compound annual TSR for a pre-defined group of airlines over a three year period ending December 31, 2022, (ii) free cash flow over a three year period ending December 31, 2022 and (iii) pre-tax income margin improvement relative to the pre-tax income margin improvement for a pre-defined group of airlines based on 2022 pre-tax income margin over a 2019 baseline. In the event that the Company's 2022 pre-tax income margin was negative, pre-tax income achievement would be capped at 100%, and in the event the Company's TSR was negative for the performance period, the TSR achievement percentage would be capped at 100%. Based on our achievement of relative TSR of (11.67) percentage points and relative pre-tax income margin improvement of 2.75 percentage points, and lower than threshold free cash flow attainment level, the award was earned at 62.9% of target in February 2023.

Change in Control and Severance Benefits

Change in control and severance benefits are a customary component of executive compensation, which are generally used to reinforce and encourage executives' continued attention and dedication to their assigned duties without the distraction arising from the possibility of a change in control. None of our executive officers is a party to any individual employment or severance agreement providing change in control or severance benefits. Pursuant to the grant agreements under the 2013 Plan, our employees, including our named executive officers, are entitled to full acceleration of their RSUs in the event of (i) a termination due to death or disability or (ii) a change in control. In addition, beginning in 2021, the vesting of each time-vesting RSU award granted to Messrs. Johnson, Kerr and Parker and Ms. Leibman, will accelerate in full in the event of such individual's separation from service from the Company (other than a termination by the Company for "cause") following the date he or she has reached the age of 55 and has 10 or more years of service with the Company or a predecessor, with performance-vesting RSUs remaining outstanding and eligible to vest based on actual performance through the end of the performance period. Information on the estimated payments and benefits that our named executive officers would have been eligible to receive in the event of a termination or change in control as of December 31, 2022 pursuant to their equity awards, the STIP and other arrangements are set forth in "Potential Payments Upon Termination or Change in Control" on page 69.

Other Benefits and Perquisites

We maintain broad-based employee benefit plans in which all employees, including the named executive officers, participate, such as group life and health insurance plans and a 401(k) plan. These benefits are provided as part of the basic conditions of employment that we offer to other U.S.-based team members.

Other Benefits

We continue to provide certain benefits to our named executive officers that are common in the airline industry. The incremental cost to us of providing these benefits is not material. Following standard airline industry practice, we provide certain flight privileges to our employees. Free flights on our airline are available to all employees, and "positive space" flight privileges are provided to our senior executives, including the named executive officers. We believe that providing such flight privileges is consistent with airline industry practice and that competitive flight privileges are needed for the recruitment and retention of the most senior employees. By providing positive space flight privileges to our executives, we are able to offer a unique and highly-valued benefit at a low cost. This benefit also encourages executives to travel on the airline frequently, and while doing so, meet and listen to employees, solicit feedback from employees and customers, audit aircraft and facility appearance and quality, and monitor operational performance throughout the domestic and international route system. In addition, as in prior years, we cover the income tax liabilities of our senior executives, including the named executive officers, related to those flight privileges, which is consistent with industry practice.

The positive space flight privileges provided to our officers, including the named executive officers, include unlimited reserved travel in any class of service for the officer and his or her immediate family, including eligible dependent children, for personal purposes. Officers and their immediate families, including eligible dependent children, also have access to our Admirals Club® travel lounges at various airports and have AAdvantage Executive Platinum status. Officers are also eligible for 12 free round-trip passes or 24 free one-way passes each year for reserved travel for non-eligible family members and friends, and we cover the income tax liability related to these flight privileges. Officers are required to pay any international fees and taxes, if applicable. In addition, each of our named executive officers is entitled to continued receipt of the foregoing flight benefits upon their termination of employment, other than coverage of income tax liability.

We also offer our named executive officers perquisites in the form of financial advisory services and executive physicals. We will reimburse up to $4,500 annually for their personal tax planning, estate planning and retirement planning services from a certified financial planner, certified public accountant, or attorney. We will pay the full cost of their annual physicals and additional diagnostic tests recommended by the provider.

Mr. Parker is a participant in the Charitable Contribution Program, under which US Airways paid annual premiums on a joint life insurance policy. Under the program established by America West Airlines in 1994, a $1 million death benefit will be donated to one or more qualifying charitable organizations chosen by Mr. Parker. For a more detailed description of the charitable contribution program, see the section entitled "Director Compensation"—"Legacy Director Compensation Programs" on page 49.

For additional information on any benefits provided to the named executive officers on an individual basis, see the section entitled "Executive Compensation"—"Summary Compensation Table" beginning on page 63.

AMR Legacy Retirement Programs

As a former AMR executive, Ms. Leibman participates in certain retirement plans we assumed from AMR in connection with the merger, including the Retirement Benefit Plan of American Airlines, Inc. for Agent, Management, Specialist, Support Personnel and Officers (the "AMR Retirement Benefit Plan") and the Supplemental Executive Retirement Program for Officers of American Airlines, Inc. (the "AMR Non-Qualified Plan"). Mr. Parker is also a participant in the AMR Retirement Benefit Plan as a result of his employment with AMR earlier in his career. All benefits under the AMR Retirement Benefit Plan were frozen for all employees as of October 31, 2012. Effective upon the freeze of benefit accruals under the AMR Retirement Benefit Plan, AMR began making matching contributions under the American Airlines, Inc. 401(k) Plan (the "AA 401(k) Plan") to eligible employees, including Ms. Leibman, up to 5.5% of eligible earnings. Mr. Parker does not receive matching contributions under the AA 401(k) Plan. Like the AMR Retirement Benefit Plan, as of October 31, 2012, the defined benefits portion of the AMR Non-Qualified Plan was frozen.

For further details regarding AMR's legacy retirement plans, see the sections entitled "Executive Compensation"— "Pension Benefits" beginning on page 67 and "Executive Compensation"—"Non-Qualified Deferred Compensation" beginning on page 68 and the accompanying narrative discussion and footnotes that follow those tables.

Continuing Focus on Leading Practices

Stock Ownership Guidelines

We have implemented stock ownership guidelines for our executive officers. Executives are required to hold a number of shares of stock equal to the lesser of either (i) a fixed number of shares or (ii) a number of shares with a total value equal to a designated multiple of their base salary, as provided in the table below. Ownership is determined based on the combined value of the following executive holdings: (a) shares owned outright or by immediate family members residing in the same household or in a trust for the benefit of the executive or an immediate family member; (b) Common Stock, stock units or other stock equivalents obtained through the exercise of SARs/stock options or vesting of equity awards; (c) unvested equity awards granted under any equity and deferral plans; and (d) other stock or stock equivalent awards determined by the CGPRS Committee. Executives have five years from the time of hire to comply with the ownership guidelines. Under the guidelines, until an executive has reached the minimum ownership guideline, such executive may not sell or otherwise dispose of shares of Common Stock acquired upon the exercise, vesting or settlement of any equity awards granted by us except to the extent such sales do not cumulatively exceed 50% of such shares. Each of our executive officers currently owns shares that exceed the minimum ownership guidelines. The stock ownership guidelines are set forth below.

Stock Ownership Guidelines

Position/Levels	Multiple of Base Salary	Fixed Shares
Chief Executive Officer	6x	116,667
Executive Vice President	3x	47,917

Clawback Policy

We have adopted a clawback policy that applies to all executive officers and covers all compensation under the cash incentive programs and all equity awards. The policy applies in the event our financial statements are restated as a result of material non-compliance with financial reporting rules and provides the Board with broad discretion as to what actions may be taken based on circumstances leading to the restatement, including recovery of incentive-based compensation received by an executive officer during the three-year period preceding the restatement in excess of what the executive officer would have been paid under the restatement. The Compensation Committee is evaluating the Company's compensation recoupment policies and will recommend to the Board any changes to the current policy that are necessary or appropriate in light of the recent guidance issued by the SEC.

Prohibition on Hedging and Pledging

As described more fully under the section "Information About the Board of Directors and Corporate Governance–Prohibition on Hedging and Pledging," we prohibit our executive officers from engaging in hedging transactions or using our stock as collateral for loans.

Section 280G/Section 4999 Policy

We do not provide any tax gross-ups to cover excise taxes under Section 4999 in connection with a change in control.

Tax Considerations

Section 162(m) of the Code disallows a tax deduction to public companies for compensation in excess of $1 million paid to "covered employees," which generally includes all named executive officers. While the Compensation Committee may take the deductibility of compensation into account when making compensation decisions, the Compensation Committee will award compensation that it determines to be consistent with the goals of our executive compensation program even if such compensation is not deductible by us.

REPORT OF THE COMPENSATION COMMITTEE OF THE BOARD OF DIRECTORS

The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on this review and discussion, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement and incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2022.

Respectfully submitted,

Compensation Committee
Denise O'Leary (Chair)
Jim Albaugh
Jeff Benjamin
Sue Kronick
Doug Steenland

This report of the Compensation Committee is not deemed to be "soliciting material" or to be "filed" with the SEC or subject to the SEC's proxy rules or the liabilities of Section 18 of the Exchange Act, and the report shall not be deemed to be incorporated by reference into any prior or subsequent filing by us under the Securities Act or the Exchange Act.

EXECUTIVE OFFICERS

As of March 30, 2023, our executive officers consisted of the following:

Robert D. Isom, Jr., 59, is Chief Executive Officer, President and Director. For information regarding Mr. Isom, see the section entitled "Proposal 1—Election of Directors" beginning on page 6.

Priya R. Aiyar, 48, is Executive Vice President and Chief Legal Officer. She was most recently Senior Vice President and General Counsel, positions she held since September 2019, when she joined AAG. Previously, she was a partner at Willkie Farr & Gallagher LLP, a role she began in September 2017. From 2015 to 2017, Ms. Aiyar was Acting General Counsel at the U.S. Department of Treasury, after having served as the Deputy General Counsel from 2013 to 2015. From 2009 to 2013, Ms. Aiyar held a variety of positions with the U.S. Federal government, including as Deputy General Counsel at the U.S. Department of Energy and Legal Advisor to the Chairman of the Federal Communications Commission. Earlier she was a partner at Kellogg, Huber, Hansen, Todd, Evans & Figel PLLC. She began her legal career as a clerk to Judge Merrick Garland of the U.S. Court of Appeals for the D.C. Circuit and to Justice Stephen Breyer of the U.S. Supreme Court.

Stephen L. Johnson, 66, is Executive Vice President. He was most recently Executive Vice President—Corporate Affairs, a position he held since December 2013. He also serves on the board of directors of WIZZ Air Holdings PLC, a European airline company that trades on the London Stock Exchange. Previously, Mr. Johnson served as Executive Vice President—Corporate and Government Affairs for US Airways, a role he began in 2009. From 2003 to 2009, Mr. Johnson was a partner at Indigo Partners LLC, a private equity firm specializing in acquisitions and strategic investments in the airline, air finance and aerospace industries. Between 1995 and 2003, Mr. Johnson held a variety of positions with America West prior to its merger with US Airways, including Executive Vice President—Corporate. Prior to joining America West Airlines, Mr. Johnson served as Senior Vice President and General Counsel at GPA Group plc. He was also an attorney at Seattle-based law firm Bogle & Gates, where he specialized in corporate and aircraft finance and taxation. He currently also serves as a Lecturer at the School of Law and the Haas School of Business at the University of California, Berkeley, and serves on the Executive Advisory Board of the University's Berkeley Center for Law and Business.

Devon E. May, 48, is Executive Vice President and Chief Financial Officer, a position he has held since January 2023. He was most recently Senior Vice President of Finance and Investor Relations, a position he held since 2022. Mr. May has held various roles of increasing responsibility at AAG, including as Senior Vice President, Finance and American Eagle (2020 to 2022), Senior Vice President, American Eagle & Operations Planning (2019 to 2020), Senior Vice President, Network Strategy (2017 to 2019) and Senior Vice President, Finance (2016 to 2017). Mr. May joined AAG in 2013, upon its merger with US Airways, where he held a variety of positions in financial planning and analysis. Between 2002 and 2005, Mr. May held a variety of positions with America West Airlines prior to its merger with US Airways, including as Director, Alliances and Partnerships. Prior to joining America West Airlines, Mr. May served as a Senior Analyst, International Route Planning at Continental Airlines.

Vasu S. Raja, 46, is Executive Vice President and Chief Commercial Officer. He was most recently Chief Revenue Officer, a position he held since 2020. Mr. Raja has held various roles of increasing responsibility at AAG, including Senior Vice President, Strategy (2019 to 2020), Vice President, Planning (2016 to 2019) and Vice President, Pricing and Yield Management (2015 to 2016). Mr. Raja joined AAG's predecessor airline in 2004 as an Analyst, Sales Planning and Analysis. Mr. Raja began his career with Teach for America in 1999 and taught for three years in Baltimore City Public Schools.

David G. Seymour, 58, is Executive Vice President and Chief Operating Officer. He was most recently Senior Vice President, Operations, a position he held since 2019. From 2016 to 2019, he served as Senior Vice President, Integrated Operations. Previously, he served as Senior Vice President, Technical Operations from 2013 to 2016. Mr. Seymour joined AAG upon its merger with US Airways, where, from 2002 to 2013, he held a variety of positions in operations and planning, including as Senior Vice President, Operations. Between 1999 and 2002, Mr. Seymour held a variety of positions with America West Airlines prior to its merger with US Airways, including as Vice President, Operations Planning and Performance. Mr. Seymour began his career serving as an airborne infantry officer in the U.S. Army.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides compensation earned by our named executive officers in the years ended December 31, 2022, 2021 and 2020.

Name and Principal Position during Fiscal 2022	Year	Salary ($)	Bonus ($)	Stock Awards ($)(a)	Non-Equity Incentive Plan Compensation ($)(b)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)(c)	All Other Compensation ($)(d)	Total ($)
Robert Isom Chief Executive Officer and Director	2022	1,162,083	-	3,653,000	-	-	71,566	4,886,649
	2021	766,146	-	4,180,000	-	-	55,214	5,001,360
	2020	687,139	-	5,516,000	-	-	49,013	6,252,152
Doug Parker(e) Chairman and, through March 31, 2022, Chief Executive Officer	2022	-	-	6,000,000(f)	-	-	537,694	6,537,694
	2021	-	-	7,200,000	-	-	38,011	7,238,011
	2020	-	-	10,624,000	-	6,361	33,505	10,663,866
Derek Kerr(g) Vice Chair and Chief Financial Officer	2022	839,866	-	2,595,000	-	-	37,623	3,472,489
	2021	664,419	-	2,825,000	-	-	43,314	3,532,733
	2020	603,446	-	2,925,000	-	-	28,709	3,557,155
Steve Johnson Executive Vice President and Strategic Advisor	2022	735,616	-	2,695,000	-	-	63,492	3,494,108
	2021	643,624	-	2,825,000	-	-	54,701	3,523,325
	2020	603,446	-	2,925,000	-	-	36,847	3,565,293
Maya Leibman(h) Executive Vice President and Chief Information Officer	2022	766,020	-	2,650,000	-	-	53,399	3,469,419
	2021	664,419	-	2,780,000	-	-	69,413	3,513,832
	2020	603,446	-	2,925,000	-	53,767	27,065	3,609,278
David Seymour Executive Vice President and Chief Operating Officer	2022	750,000	-	2,380,000	-	-	36,838	3,166,838

(a) Amounts in this column represent the aggregate grant date fair value, as calculated in accordance with ASC Topic 718, of RSUs granted by the Company during each of the fiscal years ending December 31, 2022, 2021 and 2020, respectively, to the named executive officers. The grant date fair value, as calculated in accordance with ASC Topic 718, of time-based RSUs is equal to the number of shares underlying the RSUs, multiplied by the closing price of our Common Stock on the date of grant. With respect to the performance-based RSUs, which were granted in 2022, the grant date fair value is determined based on the closing price of our Common Stock on the date of grant multiplied by a factor reflecting achievement of the probable outcome of the total debt reduction and relative pre-tax income margin improvement versus a pre-defined group of airlines. The aggregate maximum fair value of the 2022 performance-based RSUs assuming the highest level of achievement of the performance conditions is as follows: Mr. Isom: $3,653,000, Mr. Parker: $3,000,000, Mr. Kerr: $2,595,000, Mr. Johnson: $2,695,000 and Ms. Leibman $2,650,000. With respect to the performance-based RSUs which were granted in 2020, the grant date fair value is determined based on the closing price of our Common Stock on the date of grant multiplied by a factor reflecting achievement of the probable outcome of the free cash flow and relative pre-tax income margin improvement performance conditions, as applicable, and using a Monte Carlo valuation method with respect to the relative TSR market condition. The Monte Carlo valuation method simulates a range of possible future stock prices for the Company and each of the peer group companies using certain inputs. Such inputs for the performance-based RSUs granted in 2020 consisted of the following:

Year of Grant	Expected Term(1)	Stock Price Volatility(2)							Risk-Free Interest Rate(3)
		American Airlines	Alaska Air Group	Delta Airlines	JetBlue Airways	Southwest Airlines	Spirit Airlines	United Airlines	
2020	3 years	36.05%	28.75%	25.05%	26.92%	24.43%	40.86%	28.99%	0.85%

(1) Based on the actual term of the awards.

(2) Based on each company's historical stock price volatility over the three years prior to the date of grant to conform to the term of the awards.

(3) Derived from a three-year zero-coupon rate from the Treasury Constant Maturities yield curve as of the grant date.

Based on the foregoing methodology, the valuation of the awards granted during 2020 was 105.68% of the closing price of the Company's Common Stock on the date of grant.

(b) The named executive officers did not receive any STIP payouts for fiscal year 2022 as the performance period runs from April 1, 2022 through April 1, 2023. Additionally the named executive officers did not receive any STIP payouts for 2020 and did not participate in the STIP during 2021.

(c) Amounts shown represent the change in the actuarial present value of the accumulated benefit under the AMR Retirement Benefit Plan (for Ms. Leibman and Mr. Parker) and the AMR Non-Qualified Plan (for Ms. Leibman) during the applicable year. Both of these plans were frozen as of October 31, 2012. No amount is included in the table for 2022 since the present value of the accumulated benefit as of December 31, 2022 was less than the present value of the accumulated benefit as of January 1, 2022. For additional information on these plans, see the sections entitled "Compensation Discussion and Analysis"—"Other Benefits and Perquisites"—"AMR Legacy Retirement Programs" on page 59 and "Executive Compensation"—"Pension Benefits" beginning on page 67.

(d) The following table provides the amounts of other compensation, including perquisites, paid to, or on behalf of, named executive officers during 2022 included in the "All Other Compensation" column. Perquisites and other personal benefits are valued on the basis of the aggregate incremental cost to the Company, except that flight benefits are valued based on the imputed taxable income to the executive, which valuation is greater than the incremental cost to the Company.

	Robert Isom ($)	Doug Parker ($)	Derek Kerr ($)	Steve Johnson ($)	Maya Leibman ($)	David Seymour ($)
Flight Privileges[1]	24,010	17,974	8,813	24,124	16,142	9,061
Life Insurance Premiums[2]	-	6,240	-	-	-	-
Medical Examinations	8,274	-	7,535	-	3,875	8,739
Financial Advisory Services	4,500	-	4,500	4,500	4,500	4,500
Gross-Up Payments[3]	18,007	13,480	-	18,093	12,107	-
401(k) Company Contributions	16,775	-	16,775	16,775	16,775	14,538
Board Compensation[4]	-	500,000	-	-	-	-

(1) Amounts represent flight privileges provided for unlimited, top-priority reserved travel in any class of service, for the named executive officer and his or her immediate family, and up to 12 round-trip or 24 one-way passes for non-eligible family members and friends. Amounts for Messrs. Isom, Parker, Johnson and Ms. Leibman represent the actual value of travel utilized by those named executive officers and their respective eligible dependents during 2022. Amounts for Messrs. Kerr and Seymour represent the 2022 annuitized value of their lifetime flight benefits. Messrs. Kerr and Seymour previously vested into lifetime travel privileges in connection with the merger of US Airways and America West. The 2022 annuitized value of Messrs. Kerr's and Seymour's lifetime flight benefits was calculated using a discount rate of 5.7% and Pri-2012 Employee Table, with white collar adjustments, increased by 3.0% at all ages, and then projected generationally from 2012 with Scale MP-2021, and assumes the annual level of usage is the same as Messrs. Kerr's and Seymour's actual usage in 2006, when they vested into lifetime travel privileges, and a 1% annual increase in the cost of travel.

(2) Amount represents the portion of premiums paid by the Company attributable to Mr. Parker for a life insurance policy under the America West Directors' Charitable Contribution Program.

(3) Amount represents tax gross-up payments with respect to flight privileges.

(4) Reflects the retainer payable to Mr. Parker for his first year of service as non-employee Chairman of the Board, consisting of a quarterly cash retainer of $250,000, payable in arrears.

(e) On March 31, 2022, Mr. Parker retired as Chief Executive Officer of the Company and Mr. Isom assumed the role of Chief Executive Officer and was appointed as a director. Mr. Parker will remain in his role as Chairman of the Board of Directors of the Company until April 30, 2023. For each of the years set forth in the table above, the Company did not pay Mr. Parker a cash base salary.

(f) As required by SEC rules, amount includes the grant date fair value, as calculated in accordance with ASC Topic 718, of 185,758 RSUs granted to Mr. Parker for his first year of service as non-employee Chairman of the Board following the transition from his role as Chief Executive Officer. The RSUs will vest in full upon the earlier of (i) the first anniversary of the date of grant or acceleration by the Board in accordance with the terms of the 2013 Plan or (ii) the Company's annual meeting of stockholders in 2023, subject to Mr. Parker's continued service to the Company through the vesting date.

(g) Mr. Kerr served as Vice Chair and Chief Financial Officer through year-end 2022. He has continued as Vice Chair and President of American Eagle and also assumed the role of strategic advisor.

(h) Ms. Leibman served as Executive Vice President and Chief Information Officer through year-end 2022. She transitioned to a managing director level role in 2023.

Grants of Plan-Based Awards in 2022

The following table provides information regarding grants of plan-based awards made to our named executive officers during the year ended December 31, 2022.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[a]			Estimated Future Payouts Under Equity Incentive Plan Awards[b]			All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)[c]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
Robert Isom		1,300,000	2,600,000	5,200,000					
	2/24/2022				21,539	107,695	215,390		1,826,500
	2/24/2022							107,695[d]	1,826,500
Doug Parker									
	2/24/2022				17,689	88,443	176,886		1,500,000
	2/24/2022							88,433[d]	1,500,000
	6/8/2022							185,758[e]	3,000,000
Derek Kerr		562,500	1,125,000	2,250,000					
	2/24/2022				15,301	76,504	153,008		1,297,500
	2/24/2022							76,504[d]	1,297,500
Steve Johnson		500,000	1,000,000	2,000,000					
	2/24/2022				15,890	79,452	158,904		1,347,500
	2/24/2022							79,452[d]	1,347,500
Maya Leibman		500,000	1,000,000	2,000,000					
	2/24/2022				15,625	78,125	156,250		1,325,000
	2/24/2022							78,125[d]	1,325,000
David Seymour		468,750	937,500	1,875,000					
	12/12/2022							167,605[f]	2,380,000

(a)   Reflects potential payouts under the STIP which runs from April 1, 2022 to April 1, 2023.

(b)   Represents the performance-vesting portion of each named executive officer's (other than Mr. Seymour) 2022 RSU awards that vest on February 24, 2025, subject to the executive's continued service, based on the Company's achievement of (i) total debt reduction from year-end 2021 to year-end 2024 and (ii) pre-tax income margin improvement relative to the pre-tax income margin improvement for a pre-defined group of airlines based on 2024 pre-tax income margin over a 2019 baseline. The number of shares that will be issued with respect to the performance-vesting RSUs varies between 20% and 200% depending on the Company's performance, and no shares will be issued if threshold performance is not achieved.

(c)   For solely time-based RSU awards and the time-based vesting portion of each named executive officer's 2022 RSU award, the grant date fair value is equal to the number of shares underlying the RSUs, multiplied by the closing price of our Common Stock on the date of grant. For the performance-vesting portion of each named executive officer's 2022 RSU award, the grant date fair value is determined based on the closing price of our Common Stock on the date of grant multiplied by a factor reflecting achievement of the probable outcome of the total debt reduction and relative pre-tax income margin improvement versus a pre-defined group of airlines as applicable.

(d)   Represents the time-vesting portion of each named executive officer's 2022 RSU award that vests, subject to the executive's continued employment, with respect to 80% on February 24, 2023 and with respect to 20% of the shares on February 24, 2024.

(e)   Represents RSUs granted to Mr. Parker for his first year of service as non-employee Chairman of the Board of Directors. The RSUs will vest fully on the date of this annual meeting of stockholders, subject to the continued service through the vesting date or acceleration by the Board in accordance with the terms of the 2013 Plan.

(f)   Represents RSUs that vest over three years, with one-third of the shares on each of the first, second and third anniversaries of the grant date subject to continued service through each vesting date.

Outstanding Equity Awards at 2022 Fiscal Year-End

The following table provides information regarding all outstanding equity awards held by each of our named executive officers as of December 31, 2022.

	Stock Awards			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[j]	Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#)	Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested ($)[j]
Robert Isom	107,695[a]	1,369,880	107,695[b]	1,369,880
	140,741[c]	1,790,226	-	-
	-	-	60,043[d]	763,747
Doug Parker	88,443[a]	1,124,995	88,443[b]	1,124,995
	185,758[e]	2,362,842	-	-
	242,424[c]	3,083,633	-	-
	-	-	115,646[d]	1,471,017
Derek Kerr	76,504[a]	973,131	76,504[b]	973,131
	95,118[c]	1,209,901	-	-
	-	-	31,845[d]	405,068
Steve Johnson	79,452[a]	1,010,629	79,452[b]	1,010,629
	95,118[c]	1,209,901	-	-
	-	-	31,845[d]	405,068
Maya Leibman	78,125[a]	993,750	78,125[b]	993,750
	93,603[c]	1,190,630	-	-
	-	-	31,845[d]	405,068
David Seymour	167,605[f]	2,131,936	-	-
	79,804[g]	1,015,107	-	-
	37,217[h]	473,400	-	-
	27,000[i]	343,440	-	-

(a) Represents the time-vesting portion of the RSU awards granted on February 24, 2022, with 80% of the time-vesting shares vesting on February 24, 2023, the first anniversary of the grant date and 20% of the time-vesting shares vesting on February 24, 2024, the second anniversary of the grant date, subject to continued service.

(b) Represents the performance-vesting portion of the RSUs granted on February 24, 2022, that will vest, subject to continued service, on February 24, 2025, based on the Company's achievement of (i) total debt reduction from year-end 2021 to year-end 2024 and (ii) pre-tax income margin improvement relative to the pre-tax income margin improvement for a pre-defined group of airlines based on 2024 pre-tax income margin over a 2019 baseline. The number of shares that will be issued with respect to the performance-vesting RSUs varies between 20% and 200% depending on the Company's performance, and no shares will be issued if threshold performance is not achieved. The target number of RSUs is shown in the table as any payout is tied to performance during 2024.

(c) Represents time-vesting RSU awards which vest over three years and were granted on February 16, 2021. 40% of the shares underlying grant vested on February 16, 2022, the first anniversary of the grant date, 40% of the shares underlying grant vested on February 16, 2023, the second anniversary of the grant date, and 20% of the shares underlying grant will vest on the February 16, 2024, the third anniversary of the grant date, subject to continued service.

(d) Represents the performance-vesting portion of the RSUs granted on February 18, 2020 that were eligible to vest, subject to continued employment, on February 18, 2023, based on the Company's achievement of (i) compound annual TSR relative to the capitalization-weighted compound annual TSR for a pre-defined group of airlines over a three year period ending December 31, 2022, (ii) free cash flow over a three year period ending December 31, 2022 and (iii) pre-tax income margin improvement relative to the pre-tax income margin improvement for a pre-defined group of airlines based on 2022 pre-tax income margin over a 2019 baseline. The number of shares that will be issued with respect to the performance-vesting RSUs varies between 16.67% and 200% depending on the Company's performance, and no shares will be issued if threshold performance is not achieved with respect to at least one metric. Based on our achievement of 51.4% of relative TSR and 137.4% of relative pre-tax income margin improvement, and below threshold attainment level with respect to free cash flow, 0.629 shares of our Common Stock were issuable in respect of each RSU, as shown in the table.

(e) Represents RSUs granted to Mr. Parker for his first year of service as non-employee Chairman of the Board of Directors. The RSUs will vest fully on the date of this annual meeting of stockholders, subject to the continued service through the vesting date or acceleration by the Board in accordance with the terms of the 2013 Plan.

(f) Represents time-vesting RSUs that vest over three years, with one-third of the shares underlying grant vesting on each of the first, second and third anniversaries of the grant date of December 12, 2022 subject to continued service through each vesting date.

(g) Represents time-vesting RSUs that vest over three years, with one-third of the shares underlying grant vesting on each of the first, second and third anniversaries of the grant date of November 16, 2021, subject to continued service through each vesting date.

(h) Represents time-vesting RSUs that vest over three years, with one-third of the shares underlying grant vesting on each of the first, second and third anniversaries of the grant date of November 19, 2020 subject to continued service through each vesting date.

(i) Represents the remaining time-vesting RSUs granted on February 18, 2020 that vested on February 18, 2023.

(j) The market value of RSUs was calculated by multiplying $12.72, the closing price of a share of our Common Stock on December 31, 2022, by the number of unvested RSUs outstanding under the award.

Options Exercised and Stock Vested

The following table provides information regarding the vesting of RSUs held by the named executive officers during the year ended December 31, 2022. Our named executive officers did not hold any options or SARs during 2022.

| | Stock Awards | |
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[a]
Robert Isom	125,636	2,334,251
Doug Parker	222,881	4,136,419
Derek Kerr	80,283	1,494,899
Steve Johnson	80,283	1,494,899
Maya Leibman	79,272	1,475,872
David Seymour	162,495	2,468,618

(a)   Represents the closing market price of a share of our Common Stock on the date of vesting, multiplied by the number of shares that vested.

Pension Benefits

The following table summarizes the present value of the accumulated pension benefits of each of our named executive officers who participated in the AMR Retirement Benefit Plan and/or the AMR Non-Qualified Plan as of December 31, 2022. On October 31, 2012, in connection with the voluntary cases commenced by AMR under chapter 11 of title 11 of the Code (the "Chapter 11 Cases"), credited service and benefit accruals under both the AMR Retirement Benefit Plan and the defined benefit portion of the AMR Non-Qualified Plan were frozen for all participants.

	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Doug Parker	AMR Retirement Benefit Plan	3.730	41,227	2,115
Maya Leibman	AMR Retirement Benefit Plan	5.261	249,295	-
	AMR Non-Qualified Plan	5.261	47,339	-

Discussion Regarding the Pension Benefits Table

AMR Retirement Benefit Plan

The AMR Retirement Benefit Plan is a defined benefit plan that complies with the Employee Retirement Income Security Act of 1974, as amended, and qualifies for an exemption from federal income tax under the Code. On January 1, 2002, all participants were given the choice to either continue accruing credited service in the AMR Retirement Benefit Plan or to freeze their AMR Retirement Benefit Plan credited service and begin to earn additional benefits in the Company's defined contribution plan. Ms. Leibman elected the second option, so her credited service was frozen at January 1, 2002. Mr. Parker was not eligible to make an election as he was not an employee on January 1, 2002. Upon his rehire, he was enrolled, but subsequently declined to participate, in the enhanced defined contribution plan. His defined benefit plan credited service and benefit amount remained frozen. On October 31, 2012, credited service and benefit accruals were frozen for all plan participants in connection with the Chapter 11 Cases. Effective upon the freeze of benefit accruals, affected employees received a replacement benefit under the AA 401(k) Plan in the form of matching employee contributions up to 5.5% of eligible earnings.

The AMR Retirement Benefit Plan was only available to employees hired prior to January 1, 2002 who had also completed 1,000 hours of service in one year prior to that date. To vest in the plan's benefits, a participant must also (i) complete at least five years of service, (ii) reach age 65 or (iii) be permanently and totally disabled. Normal retirement age under the plan is 65. However, participants with at least ten years of retirement eligible service may retire at age 60

and receive unreduced benefits. Participants with at least 15 years of retirement eligible service may retire at age 55, but their benefits are reduced 3% for each year that the participant's age is below age 60. Participants who terminate before age 60 with more than ten but less than 15 years of retirement eligible service may receive reduced retirement benefits starting at age 60. These benefits are reduced 3% for each year that the participant's age is below age 65. AMR Retirement Benefit Plan benefits are paid as a monthly annuity and the participant may elect the form of annuity payments. Payment options include single life, joint and survivor, guaranteed period or level income. For the level income payment option, the monthly payments are adjusted to coordinate with the receipt of Social Security benefits.

The benefit payable to all participants under the AMR Retirement Benefit Plan and the AMR Non-Qualified Plan was determined using one of four formulas, and the formula that provides the participant the greatest benefit is used. For purposes of the table above, we therefore have assumed that Mr. Parker will receive benefits under the AMR Retirement Benefit Plan pursuant to the "Career Average Formula," where a participant's benefit at normal retirement is based on an accumulation of monthly credits and where each month's credit is 1.25% of average monthly compensation up to $550 plus 2% of average monthly compensation over $550. We have also assumed that Ms. Leibman will receive benefits under the AMR Retirement Benefit Plan and the AMR Non-Qualified Plan pursuant to the "Social Security Offset Formula," where a participant's annual benefit at normal retirement will equal the difference between (i) the product of (a) 2% of the participant's final average compensation times (b) the participant's years of credited service, and (ii) the product of (a) 1.5% of the participant's estimated annual Social Security benefit times (b) the participant's years of credited service, up to a maximum of 33.3 years of service.

AMR Non-Qualified Plan

The AMR Non-Qualified Plan supplemented the AMR Retirement Benefit Plan and the AA 401(k) Plan for participants whose compensation exceeded the maximum recognizable compensation limit allowed under the Code.

The AMR Non-Qualified Plan had two components: (i) a defined benefit component for participants in the AMR Retirement Benefit Plan before it was frozen, and (ii) a defined contribution component for officers who participate in the AA 401(k) Plan. The defined contribution component is discussed below under the "Non-Qualified Deferred Compensation Table" and the accompanying narrative.

As described above, in 2002, Ms. Leibman elected to freeze her AMR Retirement Benefit Plan credited service. As a result of this election, her credited service in the AMR Non-Qualified Plan was also frozen at January 1, 2002. All benefit accruals under the defined benefit portion of the AMR Non-Qualified Plan were frozen for all participants as of October 31, 2012 in connection with the Chapter 11 Cases.

Present Value Calculations

The values of accrued benefits under the AMR Retirement Benefit Plan are determined using the Pri-2012 Nondisabled Annuitant table with white collar adjustments and increased 3% at all ages, and projected generationally using the MP-2021 projection scale. The lump sum amounts payable under the AMR Non-Qualified Plan are calculated using the November 2022 417(e) segment rates and the 2023 417(e) unisex mortality table prescribed by the IRS. Retirement benefits for both plans are then discounted to December 31, 2022 using an interest-only discount rate of 5.6% for the AMR Retirement Benefit Plan and 5.7% for the AMR Non-Qualified Plan. The present value is the amount today that, with fixed interest earned over time, is expected to equal the total amount of benefits paid to the employee. For Ms. Leibman present value assumes retirement as of December 31, 2022, as she has already reached her earliest unreduced retirement age. For Mr. Parker the present value is based on his actual benefit commencement date of May 1, 2022.

Non-Qualified Deferred Compensation

The following table provides information with respect to the non-qualified deferred compensation earned by Ms. Leibman under the AMR Non-Qualified Plan for 2022. The defined contribution component of the AMR Non-Qualified Plan was frozen to new participants as of December 31, 2014 and frozen to Company matching contributions as of December 31, 2015.

	Executive Contributions in Last Fiscal Year ($)	Company Contributions in Last Fiscal Year ($)	Aggregate Loss in Last Fiscal Year ($)[a]	Aggregate Withdrawals/ Distributions in Last Fiscal Year ($)	Aggregate Balance at December 31, 2022 ($)[b]
Maya Leibman	-	-	(50,533)	-	239,332

(a) Represents earnings under the AMR Non-Qualified Plan as a result of the performance of the underlying investments. These amounts do not represent above-market earnings, and thus are not reported in the Summary Compensation Table above.

(b) None of this amount was previously reported as compensation for Ms. Leibman in the Summary Compensation Table in prior years.

Discussion Regarding Non-Qualified Deferred Compensation Table

The defined contribution component of the AMR Non-Qualified Plan supplemented the AA 401(k) Plan for Ms. Leibman because her compensation exceeded the maximum recognizable compensation limit allowed under the Code. Contributions vested after three years of service, and participants are entitled to a distribution of their accounts upon a separation from the Company. Investment options for the AMR Non-Qualified Plan mirror the AA 401(k) Plan investment options available to all participating employees. The defined contribution component of the AMR Non-Qualified Plan was frozen to new participants as of December 31, 2014 and frozen to Company matching contributions as of December 31, 2015.

Potential Payments Upon Termination or Change in Control

This section describes payments that would be made to our named executive officers upon a change in control or following a qualifying termination of employment.

Mr. Parker

In April 2016, at Mr. Parker's request, the Compensation Committee approved the termination of the Amended and Restated Employment Agreement with Mr. Parker dated November 28, 2007 and the Company's obligations thereunder, including certain benefits in the event of a change in control or termination. Therefore, Mr. Parker is entitled only to termination and/or change in control benefits payable to him under general plans in which he participates, as well as certain accelerated vesting of RSUs, as described below.

In May 2015, at his request, the Compensation Committee approved providing 100% of Mr. Parker's direct compensation in the form of equity incentives. Mr. Parker ceased receiving any base salary and ceased his participation in the Company's STIP in place in 2015, the value of which was captured in Mr. Parker's 2015 target equity incentive compensation. In connection with this adjustment, the Compensation Committee provided that in the event of Mr. Parker's termination of employment other than for misconduct, a portion of his equity incentives will vest to account for the value of Mr. Parker's base salary and cash incentive award that otherwise would have been earned by him through the termination date.

Messrs. Isom, Kerr and Johnson

Upon the closing of the merger with US Airways, we assumed the executive change in control and severance benefits agreements entered into between US Airways and Messrs. Isom, Kerr and Johnson (the "Executive CIC Agreements"). In April 2017, at their request, all of our executive officers who were party to Executive CIC Agreements, including each of Messrs. Isom, Kerr and Johnson, voluntarily terminated their agreements. As a result of the voluntary forfeiture of these agreements, our executive officers, including Messrs. Isom, Kerr and Johnson, are no longer contractually entitled to any cash severance or continued healthcare benefits upon any termination and are entitled only to termination and/or change in control benefits under general plans in which they participate, as described below.

2013 Plan

Pursuant to the terms of grant agreements under the 2013 Plan, all RSUs held by the named executive officers are fully accelerated in the event of either of the following: (i) termination by reason of death or "disability" or (ii) a "change in control" (each, as defined in the applicable plan and award agreements). In addition, beginning in 2021, the vesting of each time-vesting RSU award granted to Messrs. Johnson, Kerr and Parker and Ms. Leibman will accelerate in full in the event of such individual's separation from service from the Company (other than a termination by the Company for "cause") following the date he or she has reached the age of 55 and has 10 or more years of service with the Company or a predecessor, with performance-vesting RSUs remaining outstanding and eligible to vest based on actual performance through the end of the performance period.

Short-Term Incentive Plan

Under the STIP, if an employee separates from service with us and our affiliates while actively employed due to death or disability prior to the payment of the award, but is otherwise eligible for the award, the employee will be treated as having been actively employed on the date of payment of the award.

Estimated Potential Payments

The estimated amounts of the respective benefits for each of our named executive officers (other than Mr. Parker), assuming the triggering event occurred on December 31, 2022, are provided in the table below. The table below reflects the termination and/or change in control benefits payable to each named executive officer under general plans in which he or she participates, as well as certain accelerated vesting of RSUs, as described below.

Executive Benefits and Payments Upon Termination	Change in Control ($)	Death ($)	Disability ($)	Any Other Qualifying Termination ($)[d]
Robert Isom				
Annual Incentive Award[a]	-	5,200,000	5,200,000	-
Acceleration of Unvested RSUs[b]	5,293,733	5,293,733	5,293,733	-
Flight Privileges[c]	-	118,083	198,148	198,148
Total	5,293,733	10,611,816	10,691,881	198,148
Derek Kerr				
Annual Incentive Award[a]	-	2,250,000	2,250,000	-
Acceleration of Unvested RSUs[b]	3,561,231	3,561,231	3,561,231	3,156,163
Flight Privileges[c]	-	47,481	138,941	138,941
Total	3,561,231	5,858,712	5,950,172	3,295,104
Steve Johnson				
Annual Incentive Award[a]	-	2,000,000	2,000,000	-
Acceleration of Unvested RSUs[b]	3,636,227	3,636,227	3,636,227	3,231,160
Flight Privileges[c]	-	83,910	151,470	151,470
Total	3,636,227	5,720,137	5,787,697	3,382,630
Maya Leibman				
Annual Incentive Award[a]	-	2,000,000	2,000,000	-
Acceleration of Unvested RSUs[b]	3,583,198	3,583,198	3,583,198	3,178,130
Flight Privileges[c]	-	90,726	177,217	177,217
Total	3,583,198	5,673,924	5,760,415	3,355,347
David Seymour				
Annual Incentive Award[a]	-	1,875,000	1,875,000	-
Acceleration of Unvested RSUs[b]	3,963,883	3,963,883	3,963,883	-
Flight Privileges[c]	-	51,177	142,261	142,261
Total	3,963,883	5,890,060	5,981,144	142,261

(a) Amount assumes that the maximum amount of annual incentive award will be earned by the named executive officer under the STIP which runs from April 1, 2022 to April 1, 2023 given that performance through December 31, 2022 was tracking at above target. Amount earned, if any, will be based on actual attainment of the goals following the completion of the performance period.

(b) Aggregate value of unvested RSUs is calculated at a price of $12.72, the closing price of a share of our Common Stock on December 31, 2022, multiplied by the number of unvested RSUs outstanding under each award.

(c) Based on the terms of the non-revenue travel policy for executive officers currently in effect. Reflects the present value of future travel calculated using a discount rate of 5.7% and Pri-2012 Employee Table, with white collar adjustments, increased by 3.0% at all ages, and then projected generationally from 2012 with Scale MP-2021, and assumes the annual level of usage is the same as the executive's actual usage for 2022 (excluding travel between Phoenix and Dallas/Fort Worth and between Orange County and Dallas/Fort Worth for Mr. Johnson) with a valuation based on imputed income and a 1% annual increase in the cost of travel.

(d) Represents for each named executive officer, other than Messrs. Isom and Seymour, the vesting of the 2021 and 2022 RSUs on a qualifying retirement.

On March 31, 2022, Mr. Parker retired as Chief Executive Officer of the Company and Mr. Isom assumed the role of Chief Executive Officer and was appointed as a director. Mr. Parker will remain in his role as Chairman of the Board of Directors of the Company until April 30, 2023. Mr. Parker's RSU awards will continue to vest while he provides services as Chairman of the Board of Directors of the Company. In the event he ceases to provide services, his service-vesting RSU awards (other than his RSUs granted for Board service) will accelerate in full, with performance-vesting RSUs remaining outstanding and eligible to vest based on actual performance through the end of the performance period. The aggregate value of the vesting of these RSU awards was $9,167,482, as of December 31, 2022. In addition, when Mr. Parker ceases his services as Chairman of the Board, he will become entitled to lifetime flight privileges under the non-employee director compensation policy, with a value of $235,622 as of December 31, 2022, based on the same assumptions as those described in footnote (c) above.

CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing information about the relationship of the annual total compensation of our employees and the annual total compensation of Mr. Isom, who served as CEO as of December 31, 2022. The Company's employment footprint is quite diverse—with some positions requiring initial education and licensing requirements as well as ongoing certification work. Compensation for positions with more rigorous requirements for continued employment and that draw from smaller applicant pools generally utilize higher pay bands than those positions with fewer educational and training requirements and larger applicant pools. For 2022, the median annual total compensation of all team members across American (other than our CEO) was $71,665. For the purposes of the Pay Ratio calculation, we annualized our CEO's 2022 salary since becoming CEO, then added all other forms of compensation as outlined in the "Summary Compensation Table" above, for a total of $5,025,572. Based on this information, the ratio of the annual total compensation of our CEO to the median annual total compensation of all employees was estimated to be 70 to 1. This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

As a condition of the payroll support and loan agreements entered into with the federal government under the CARES Act, PSP2 and PSP3, we implemented significant reductions to the total target direct compensation for our named executive officers, including Mr. Isom, in order to comply with the applicable compensation limits imposed upon us. These limits have continued to be a primary determinant of our named executive officers' compensation over the remaining period during which they are in effect, including for 2022, significantly impacting the pay ratio for 2022. Mr. Isom's 2022 total target direct compensation remained below the level in 2019, despite Mr. Isom's promotion to CEO on March 31, 2022.

Determining the Median Employee

The Company chose December 31, 2022 as the date for establishing the employee population used in identifying the median employee and 2022 as the measurement period.

We captured all full time, part-time and temporary employees located in the U.S. as of December 31, 2022 with nonzero W-2 earnings, including team members employed at our three wholly owned subsidiaries, consisting of 133,432 individuals. As permitted by SEC rules, under the 5% "de minimis" exemption, we excluded 6,550 non-U.S. employees. The jurisdictions in which we excluded employees and their employee populations were as follows: Antigua and Barbuda (25); Argentina (468); Aruba (38); Australia (7); Bahamas (145); Barbados (64); Belize (23); Bermuda (22); Brazil (528); Canada (423); Cayman Islands (2); Chile (208); China (58); Colombia (94); Costa Rica (74); Dominican Republic (495); Ecuador (12); El Salvador (38); France (171); Germany (102); Greece (1); Grenada (28); Guatemala (48); Haiti (35); Honduras (49); India (11); Ireland (44); Israel (7); Italy (31); Jamaica (92); Japan (62); Korea, Republic of (9); Mexico (1,190); Netherlands (12); Netherlands Antilles (4); Nicaragua (18); Peru (466); Portugal (6); Saint Kitts and Nevis (38); Sint Maarten (2); Spain (141); Switzerland (8); Trinidad and Tobago (382); Turks and Caicos Islands (1); United Kingdom (861); and Uruguay (7).

We identified the median team member using earnings as set forth in Box 5 of W-2 for 2022. We annualized earnings for permanent employees who worked less than the entire year. We selected the employee with earnings closest to the median after excluding seven employees closer to the median as they were either affiliated with a regional airline or had a pension, both of which we determined were not representative of the broader population. The median employee was a customer care representative. The annual total compensation of the median employee and the annual total compensation of the CEO were calculated in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K.

Pay Ratio Comparisons

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies have different employee populations and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

As one of the world's largest airlines, some of our unique characteristics may make comparisons to the pay ratios at other airlines or companies difficult. We employ over 100,000 team members; our route network is vast and unique; and we insource more of our flying and services than our U.S. peers. For example, American operates three wholly-owned regional airlines, and approximately 21% of our total workforce is employed by those airlines. Additionally, our pay ratio includes approximately 15% part-time and temporary team members. We offer competitive compensation to our team members. In 2022, mainline and regional salaries, wages and benefits were our largest expense and represented approximately 32% of our total operating expenses. Approximately 87% of our employees as of December 31, 2022 were represented by various labor unions responsible for negotiating the collective bargaining agreements covering them.

Pay Versus Performance

In accordance with SEC rules, the following table sets forth additional information concerning the compensation of each individual who served as our Chief Executive Officer (CEO) and our other (non-CEO) named executive officers ("NEOs") for each of the fiscal years ended December 31, 2022, 2021 and 2020, and our financial and TSR performance for each such fiscal year. Mr. Isom served as our CEO during a part of 2022 and Mr. Parker served as our CEO during a part of 2022 and all of 2021 and 2020.

| | | | | | | | Value of Initial Fixed $100 Investment Based on: | | | |
Year	Summary Compensation Table Total: Mr. Isom ($)[1]	CAP: Mr. Isom ($)[2]	Summary Compensation Table Total: Mr. Parker ($)[1]	CAP: Mr. Parker ($)[2]	Average Summary Compensation Table Total for Non-CEO NEOs ($)[1]	Average CAP: Non-CEO NEOs ($)[2]	AAG Total Stockholder Return ($)	Peer Group Total Stockholder Return ($)[3]	Net Income (Loss) ($) (in millions)	Adjusted Pre-Tax Margin %[4]
2022	4,886,649	3,507,095	6,537,694	3,881,181	3,399,589	2,421,509	44.52	48.04	127	0.9%
2021	-	-	7,238,011	8,128,613	3,892,813	4,197,060	62.85	74.23	(1,993)	(23.2%)
2020	-	-	10,663,866	(614,164)	4,245,970	736,998	55.19	75.55	(8,885)	(70.7%)

(1) Amounts reported in these columns represent the total compensation as reported in the Summary Compensation Table for Messrs. Isom and Parker for each year where they served as CEO and the average of the total compensation as reported in the Summary Compensation Table for our remaining NEOs for the relevant fiscal year, which captures the individuals indicated in the table below for each fiscal year:

Year	CEO	Non-CEO NEOs
2022	Robert Isom and Doug Parker	Derek Kerr, Steve Johnson, Maya Leibman and David Seymour
2021	Doug Parker	Robert Isom, Derek Kerr, Steve Johnson and Maya Leibman
2020	Doug Parker	Robert Isom, Derek Kerr, Steve Johnson and Maya Leibman

(2) Compensation Actually Paid ("CAP") to Messrs. Isom and Parker for each year where they served as principal executive officer and the remaining NEOs reflects the following adjustments from total compensation reported in the Summary Compensation Table:

| | 2022 | | | 2021 | | 2020 | |
Adjustments	Mr. Isom	Mr. Parker	Average Non-CEO NEOs	Mr. Parker	Average Non-CEO NEOs	Mr. Parker	Average Non-CEO NEOs
Deduction for amounts reported under the "Stock Awards" column of Summary Compensation Table for each Fiscal Year ("FY")	(3,653,000)	(6,000,000)	(2,580,000)	(7,200,000)	(3,152,500)	(10,624,000)	(3,572,750)
Year end Fair Value of Equity Awards Granted in each FY	3,196,752	4,988,123	2,270,065	7,256,558	3,177,268	4,577,049	1,539,374
Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Years	(1,001,134)	(1,778,112)	(628,247)	434,364	146,088	(4,452,589)	(1,259,093)
Year over Year Change in Fair Value of Equity Awards Granted in Prior Years that Vested in the FY	77,828	133,476	(42,014)	380,105	126,933	(927,638)	(248,053)
Value of Dividends or other Earnings Paid Upon Vesting Date during FY	-	-	2,116	19,574	6,459	155,509	44,992

Adjustments	2022			2021		2020	
	Mr. Isom	Mr. Parker	Average Non-CEO NEOs	Mr. Parker	Average Non-CEO NEOs	Mr. Parker	Average Non-CEO NEOs
Deduction for Change in the Actuarial Present Values Reported Under the "Change in Pension Value and Nonqualified Deferred Compensation Earnings" Column of Summary Compensation Table for each FY	-	-	-	-	-	(6,361)	(13,442)
Total Adjustments	(1,379,554)	(2,656,513)	(978,080)	890,602	304,247	(11,278,030)	(3,508,972)

Fair value or change in fair value, as applicable, of equity awards in the Compensation Actually Paid columns was determined by reference to (1) for time-based RSU awards, the closing price of a share of our Common Stock on the applicable year-end date(s) or, in the case of vesting dates, the closing price of a share of our Common Stock on the applicable vesting dates, and (2) for performance-based RSU awards, the same valuation methodology as time-based RSU awards except year-end values are multiplied by a factor reflecting achievement of the probable outcome of the applicable performance conditions as of the measurement date and, where applicable, using a Monte Carlo valuation method with respect to any relative TSR market condition. The Monte Carlo valuation method simulates a range of possible future stock prices for the Company and each of the peer group companies using certain inputs. Such inputs include the expected volatility of our stock price relative to the applicable peer group companies and a risk-free interest rate derived from the Treasury Constant Maturities yield curve as of each applicable measurement date.

(3)   For the relevant fiscal year, represents the cumulative TSR (the "Peer Group TSR") of the ARCA Airline Index.

(4)   Adjusted pre-tax margin is a non-GAAP measure and excludes special items. See Appendix B for a reconciliation of pre-tax margin excluding net special items, a non-GAAP measure.

Relationship Between Financial Performance Measures

The graphs below compare the compensation actually paid to our CEOs and the average of the compensation actually paid to our non-CEO named executive officers, with (i) our cumulative TSR, (ii) our Peer Group TSR, (iii) our net income (loss), and (iv) our adjusted pre-tax margin, in each case, for the fiscal years ended December 31, 2022, 2021 and 2020. TSR amounts reported in the graph assume an initial fixed investment of $100, and that all dividends, if any, were reinvested.

2020, and continuing into 2021 and 2022, was the most challenging time in our industry's history, as the COVID-19 pandemic caused drastic disruptions in global demand for air travel, resulting in a severe decline in our business. Despite these challenges, we remained consistent in our approach and philosophy that our executive compensation programs provide both fair pay and pay for performance and align with the interests of stockholders.

Given the emphasis in our executive compensation programs on long-term incentives tied to our stock price, the compensation actually paid to our named executive officers is strongly aligned with our stock price performance. For 2020, given the more significant decrease in our stock price, compensation actually paid is significantly lower than the reported Summary Compensation Table total compensation values, and the 2020 compensation actually paid to Mr. Parker was negative. With the improvement in our stock price in 2021, compensation actually paid also improved but then substantially decreased in 2022 in alignment with the decrease in our stock price. We believe sensitivity to our stock price performance as part of our emphasis on long-term incentive compensation will lead to ongoing alignment between compensation actually paid and our TSR performance.

Outside of our stock price performance, we believe that adjusted pre-tax margin is the most important financial metric that ties our executives' compensation to our performance. We have been able to significantly improve our adjusted pre-tax margin from 2020 through 2022. These financial outcomes, however, do not align as closely with our outcomes on compensation actually paid, which increased from 2020 to 2021 but significantly decreased in 2022. Similarly, the improvement in our net income from 2020 through 2022 does not directly align with our outcomes on compensation actually paid. Compensation actually paid is less sensitive to these financial outcomes as a result of the emphasis in our executive compensation programs on long-term incentives and its stronger correlation to our stock price, which we expect will continue to have a much larger impact than these financial outcomes on compensation actually paid, as described above.







Pay Versus Performance Tabular List

We believe the following performance measures represent the most important financial performance measures used by us to link compensation actually paid to our named executive officers for 2022:

- Total stockholder return;
- Adjusted pre-tax margin; and
- Total debt reduction.

In addition, through our STIP which was re-established in 2022 with a performance period running from April 1, 2022 to April 1, 2023, we incorporated the following additional measures into our executive compensation program:

- Adjusted pre-tax income;
- Mainline and regional on-time departures
- Mainline and regional controllable completion factor; and
- Measures related to diversity, equity and inclusion.

For additional details regarding our performance measures, please see the sections entitled "Annual Cash Incentive Program" and "Long-Term Incentive Programs" in our "Compensation Discussion and Analysis" beginning on page 52.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information about our Common Stock that may be issued under our only existing equity compensation plan as of December 31, 2022, the 2013 Plan.

Plan Category	(i) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(ii) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights ($)	(iii) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (i))
Equity Compensation Plans Approved by Security Holders[a]	10,262,583	-	17,635,650
Equity Compensation Plans Not Approved by Security Holders	-	-	-
Total	10,262,583	-	17,635,650

(a) The 2013 Plan was approved by the Bankruptcy Court in connection with AMR's bankruptcy plan and further approved by the Board on December 9, 2013. Under Delaware law, as part of the reorganization, the 2013 Plan was deemed to be approved by our stockholders. The 2013 Plan authorizes the grant of awards for the issuance of 40,000,000 shares plus any shares underlying awards granted under the 2013 Plan, or any US Airways Group, Inc. plan, that are forfeited, terminate or are cash settled (in whole or in part) without a payment being made in the form of shares. In addition, any shares that were available for issuance under the US Airways Group, Inc. 2011 Incentive Award Plan (the "2011 Plan") as of the effective date of the 2013 Plan may be used for awards under the 2013 Plan; provided, that awards using such available shares under the 2011 Plan shall not be made after the date awards or grants could have been made under the 2011 Plan and shall only be made to individuals who were not providing services to AAG prior to the merger with US Airways. Consists of 10,262,583 RSUs.

OTHER MATTERS

Stockholder Proposals

Rule 14a-8 of the Exchange Act provides that certain stockholder proposals must be included in the proxy statement for an annual meeting of stockholders. For a stockholder proposal to be considered for inclusion in the proxy statement for our 2024 Annual Meeting of Stockholders, our Corporate Secretary (Grant B. McGee, Corporate Secretary, at American Airlines Group Inc., MD8B503, 1 Skyview Drive, Fort Worth, Texas 76155) must receive the proposal no later than December 1, 2023. The proposal must comply with the SEC regulations under Rule 14a-8 of the Exchange Act regarding the inclusion of stockholder proposals in our proxy materials.

Pursuant to the Bylaws, in order for a stockholder to present a proposal at an annual meeting of stockholders, other than proposals to be included in the proxy statement as described above, the stockholder must deliver proper notice to our Corporate Secretary at our principal executive offices (please see the address above) not more than 120 days and not less than 90 days prior to the anniversary date of the immediately preceding annual meeting or, if the date of the annual meeting is more than 30 days before or after such anniversary date, not later than the 90th day prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting was first made. For the 2024 Annual Meeting of Stockholders, notice must be delivered no sooner than January 11, 2024 and no later than February 10, 2024. Stockholders are advised to review the Bylaws, which contain additional requirements with respect to advance notice of stockholder proposals. Additional information with regard to director recommendations or nominations for director candidates can be found beginning on page 17 and we encourage stockholders to review the procedures and deadlines relating thereto before taking action.

In addition, our Bylaws permit certain of our stockholders who have beneficially owned 3% or more of our outstanding Common Stock continuously for at least three years to submit nominations to be included in the Company's proxy materials for up to 20% of the total number of directors then serving. Notice of proxy access director nominations for the 2024 Annual Meeting of Stockholders must be delivered to our Corporate Secretary at our principal executive offices (please see the address above) no earlier than November 1, 2023 and no later than the close of business on December 1, 2023. The notice must set forth the information required by our Bylaws with respect to each proxy access director nomination that eligible stockholder or stockholders intend to present at the 2024 Annual Meeting of Stockholders and must otherwise be in compliance with our Bylaws.

In connection with our 2024 Annual Meeting of Stockholders, we intend to file a proxy statement and a WHITE proxy card with the SEC in connection with our solicitation of proxies for that meeting.

Annual Report and Available Information

Our Annual Report on Form 10-K for the year ended December 31, 2022 accompanies this Proxy Statement but does not constitute a part of the proxy soliciting materials. **A copy of our Annual Report on Form 10-K for the year ended December 31, 2022, including financial statements and financial statement schedules but without exhibits, is available to any person whose vote is solicited by this proxy upon written request to the Corporate Secretary, American Airlines Group Inc., MD8B503, 1 Skyview Drive, Fort Worth, Texas 76155.** Copies also may be obtained without charge through the SEC's website at *www.sec.gov.*

Cautionary Statement Regarding Forward-Looking Statements

Certain of the statements contained in this Proxy Statement should be considered forward-looking statements within the meaning of the Securities Act, the Exchange Act, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "would," "continue," "seek," "target," "guidance," "outlook," "if current trends continue," "optimistic," "forecast" and other similar words. Such statements include, but are not limited to, statements about the Company's plans, objectives, expectations, intentions, estimates and strategies for the future, and other statements that are not historical facts. These forward-looking statements are based on the Company's current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. These risks

and uncertainties include, but are not limited to, those set forth in the Company's Annual Report on Form 10-K for the year ended December 31, 2022 (especially in Part I, Item 1A. Risk Factors and Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations), and other risks and uncertainties listed from time to time in the Company's other filings with the SEC. There may be other factors of which the Company is not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. The Company does not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements other than as required by law. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statement.

Appendix A

AMERICAN AIRLINES GROUP INC.

2023 INCENTIVE AWARD PLAN

ARTICLE I.
PURPOSE

The Plan's purpose is to enhance the Company's ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing these individuals with equity ownership opportunities.

ARTICLE II.
DEFINITIONS

As used in the Plan, the following words and phrases have the meanings specified below, unless the context clearly indicates otherwise:

2.1 "*Administrator*" means the Board or a Committee to the extent that the Board's powers or authority under the Plan have been delegated to such Committee. With reference to the Board's or a Committee's powers or authority under the Plan that have been delegated to one or more officers pursuant to Section 4.2, the term "Administrator" shall refer to such officer(s) unless and until such delegation has been revoked.

2.2 "*Applicable Law*" means any applicable law, including without limitation: (a) provisions of the Code, the Securities Act, the Exchange Act and any rules or regulations thereunder; (b) corporate, securities, tax or other laws, statutes, rules, requirements or regulations, whether U.S. or non-U.S. federal, state or local; and (c) rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

2.3 "*Automatic Exercise Date*" means, with respect to an Option or a Stock Appreciation Right, the last business day of the applicable Option term or Stock Appreciation Right term that was initially established by the Administrator for such Option or Stock Appreciation Right (e.g., the last business day prior to the tenth anniversary of the date of grant of such Option or Stock Appreciation Right if the Option or Stock Appreciation Right initially had a ten-year Option term or Stock Appreciation Right term, as applicable).

2.4 "*Award*" means an Option award, Stock Appreciation Right award, Restricted Stock award, Restricted Stock Unit award, Performance Bonus Award, Performance Stock Unit award, Dividend Equivalents award or Other Stock or Cash Based Award granted to a Participant under the Plan.

2.5 "*Award Agreement*" means an agreement evidencing an Award, which may be written or electronic, that contains such terms and conditions as the Administrator determines, consistent with and subject to the terms and conditions of the Plan.

2.6 "*Board*" means the Board of Directors of the Company.

2.7 "*Change in Control*" means the occurrence of any of the following:

(a) within any 12-month period, the individuals who constitute the Board at the beginning of such period (the "*Incumbent Board*") cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board; or

(b) any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act, other than the Company, acquires (directly or indirectly) the beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of more than 50% of the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors ("*Voting Power*"); or

(c) the Company consummates a merger, consolidation or reorganization of the Company or any other similar transaction or series of related transactions (collectively, a "***Transaction***") other than (A) a Transaction in which the voting securities of the Company outstanding immediately prior thereto become (by operation of law), or are converted into or exchanged for, voting securities of the surviving corporation or its parent corporation immediately after such Transaction that are owned by the same person or entity or persons or entities as immediately prior thereto and possess at least 50% of the Voting Power held by the voting securities of the surviving corporation or its parent corporation, or (B) a Transaction effected to implement a recapitalization of the Company (or similar transaction) in which no person (excluding the Company or any person who held more than 50% of the Voting Power immediately prior to such Transaction) acquires more than 50% of the Voting Power; or

(d) the Company sells or otherwise disposes of, or consummates a transaction or series of related transactions providing for the sale or other disposition of, all or substantially all of the stock or assets of the Company, or enters into a plan for the complete liquidation of the Company.

Notwithstanding the foregoing, if a Change in Control constitutes a payment event with respect to any Award which provides for the deferral of compensation and is subject to Section 409A of the Code, the transaction or event described in subsection (a), (b), (c) or (d) with respect to such Award must also constitute a "change in control event," as defined in Treasury Regulation § 1.409A-3(i)(5) to the extent required by Section 409A.

The Administrator shall have full and final authority, which shall be exercised in its sole discretion, to determine conclusively whether a Change in Control has occurred pursuant to the above definition, the date of such Change in Control and any incidental matters relating thereto; provided that any exercise of authority in conjunction with a determination of whether a Change in Control is a "change in control event" as defined in Treasury Regulation Section 1.409A-3(i)(5) shall be consistent with such regulation.

2.8 "***Code***" means the U.S. Internal Revenue Code of 1986, as amended, and all regulations, guidance, compliance programs and other interpretative authority issued thereunder.

2.9 "***Committee***" means one or more committees or subcommittees of the Board, which may include one or more Directors or executive officers of the Company, to the extent permitted by Applicable Law. To the extent required to comply with the provisions of Rule 16b-3, it is intended that each member of the Committee will be, at the time the Committee takes any action with respect to an Award that is subject to Rule 16b-3, a "non-employee director" within the meaning of Rule 16b-3; however, a Committee member's failure to qualify as a "non-employee director" within the meaning of Rule 16b-3 will not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

2.10 "***Common Stock***" means the common stock of the Company.

2.11 "***Company***" means American Airlines Group Inc., a Delaware corporation, or any successor.

2.12 "***Consultant***" means any person, including any adviser, engaged by the Company or a Subsidiary to render services to such entity if the consultant or adviser: (a) renders bona fide services to the Company or a Subsidiary; (b) renders services not in connection with the offer or sale of securities in a capital-raising transaction and does not directly or indirectly promote or maintain a market for the Company's securities; and (c) is a natural person.

2.13 "***Designated Beneficiary***" means, if permitted by the Company, the beneficiary or beneficiaries the Participant designates, in a manner the Company determines, to receive amounts due or exercise the Participant's rights if the Participant dies. Without a Participant's effective designation, "Designated Beneficiary" will mean the Participant's estate or legal heirs.

2.14 "***Director***" means a Board member.

2.15 "***Disability***" means a permanent and total disability under Section 22(e)(3) of the Code.

2.16 "***Dividend Equivalents***" means a right granted to a Participant to receive the equivalent value (in cash or Shares) of dividends paid on a specified number of Shares. Such Dividend Equivalent shall be converted to cash or additional Shares, or a combination of cash and Shares, by such formula and at such time and subject to such limitations as may be determined by the Administrator.

2.17 "***DRO***" means a "domestic relations order" as defined by the Code or Title I of the Employee Retirement Income Security Act of 1974, as amended, or the rules thereunder.

2.18 "**Effective Date**" has the meaning set forth in Section 11.3.

2.19 "**Employee**" means any employee of the Company or any of its Subsidiaries.

2.20 "**Equity Restructuring**" means a nonreciprocal transaction between the Company and its stockholders, such as a stock dividend, stock split (including a reverse stock split), spin-off or recapitalization through a large, nonrecurring cash dividend, that affects the number or kind of Shares (or other Company securities) or the share price of Common Stock (or other Company securities) and causes a change in the per share value of the Common Stock underlying outstanding Awards.

2.21 "**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended, and all regulations, guidance and other interpretative authority issued thereunder.

2.22 "**Fair Market Value**" means, as of any date, the value of a Share determined as follows: (a) if the Common Stock is listed on any established stock exchange, the value of a Share will be the closing sales price for a Share as quoted on such exchange for such date, or if no sale occurred on such date, the last day preceding such date during which a sale occurred, as reported in *The Wall Street Journal* or another source the Administrator deems reliable; (b) if the Common Stock is not listed on an established stock exchange but is quoted on a national market or other quotation system, the value of a Share will be the closing sales price for a Share on such date, or if no sales occurred on such date, then on the last date preceding such date during which a sale occurred, as reported in *The Wall Street Journal* or another source the Administrator deems reliable; or (iii) if the Common Stock is not listed on any established stock exchange or quoted on a national market or other quotation system, the value established by the Administrator in its sole discretion.

2.23 "**Greater Than 10% Stockholder**" means an individual then owning (within the meaning of Section 424(d) of the Code) more than 10% of the total combined voting power of all classes of stock of the Company or any parent corporation or subsidiary corporation of the Company, as determined in accordance with Section 424(e) and (f) of the Code, respectively.

2.24 "**Incentive Stock Option**" means an Option that meets the requirements to qualify as an "incentive stock option" as defined in Section 422 of the Code.

2.25 "**Non-Employee Director**" means a Director who is not an Employee.

2.26 "**Nonqualified Stock Option**" means an Option that is not an Incentive Stock Option.

2.27 "**Option**" means a right granted under Article VI to purchase a specified number of Shares at a specified price per Share during a specified time period. An Option may be either an Incentive Stock Option or a Nonqualified Stock Option.

2.28 "**Other Stock or Cash Based Awards**" means cash awards, awards of Shares, and other awards valued wholly or partially by referring to, or are otherwise based on, Shares or other property.

2.29 "**Overall Share Limit**" means the sum of (a) 17,200,000 Shares, plus (b) any Shares that are subject to Prior Plan Awards that become available for issuance under the Plan as Shares pursuant to Article V, minus (c) any Shares subject to awards under the Prior Plan that are granted after March 22, 2023 and before the Effective Date.

2.30 "**Participant**" means a Service Provider who has been granted an Award.

2.31 "**Performance Bonus Award**" has the meaning set forth in Section 8.3.

2.32 "**Performance Stock Unit**" means a right granted to a Participant pursuant to Section 8.1 and subject to Section 8.2, to receive Shares or an amount of cash or other consideration determined by the Administrator to be of equal value as of the settlement date, the payment of which is contingent upon achieving certain performance goals or other performance-based targets established by the Administrator.

2.33 "**Permitted Transferee**" means, with respect to a Participant, any "family member" of the Participant, as defined in the General Instructions to Form S-8 Registration Statement under the Securities Act (or any successor form thereto), or any other transferee specifically approved by the Administrator after taking into account Applicable Law.

2.34 "**Plan**" means this 2023 Incentive Award Plan.

2.35 "**Prior Plan**" means the Company's 2013 Incentive Award Plan, as it may be amended from time to time.

2.36 "**Prior Plan Award**" means an award outstanding under the Prior Plan as of March 22, 2023 or granted under the Prior Plan following such date and prior to the Effective Date.

2.37 "*Restricted Stock*" means Shares awarded to a Participant under Article VII, subject to certain vesting conditions and other restrictions.

2.38 "*Restricted Stock Unit*" means an unfunded, unsecured right to receive, on the applicable settlement date, one Share or an amount in cash or other consideration determined by the Administrator to be of equal value as of such settlement date, subject to certain vesting conditions and other restrictions.

2.39 "*Rule 16b-3*" means Rule 16b-3 promulgated under the Exchange Act, including any amendments thereto.

2.40 "*Section 409A*" means Section 409A of the Code.

2.41 "*Securities Act*" means the Securities Act of 1933, as amended, and all regulations, guidance and other interpretative authority issued thereunder.

2.42 "*Service Provider*" means an Employee, Consultant or Director.

2.43 "*Shares*" means shares of Common Stock.

2.44 "*Stock Appreciation Right*" or "*SAR*" means a right granted under Article VI to receive a payment equal to the excess of the Fair Market Value of a specified number of Shares on the date the right is exercised over the exercise price set forth in the applicable Award Agreement.

2.45 "*Subsidiary*" means any entity (other than the Company), whether U.S. or non-U.S., in an unbroken chain of entities beginning with the Company if each of the entities other than the last entity in the unbroken chain beneficially owns, at the time of the determination, securities or interests representing at least 50% of the total combined voting power of all classes of securities or interests in one of the other entities in such chain.

2.46 "*Substitute Awards*" means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company or other entity acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines.

2.47 "*Tax-Related Items*" means any U.S. and non-U.S. federal, state and/or local taxes (including, without limitation, income tax, social insurance contributions, fringe benefit tax, employment tax, stamp tax and any employer tax liability which has been transferred to a Participant) for which a Participant is liable in connection with Awards and/or Shares.

2.48 "*Termination of Service*" means:

(a) As to a Consultant, the time when the engagement of a Participant as a Consultant to the Company or a Subsidiary is terminated for any reason, including, without limitation, by resignation, discharge, death or retirement, but excluding terminations where the Consultant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

(b) As to a Non-Employee Director, the time when a Participant who is a Non-Employee Director ceases to be a Director for any reason, including, without limitation, a termination by resignation, failure to be elected, death or retirement, but excluding terminations where the Participant simultaneously commences employment or service or remains in service with the Company or any Subsidiary.

(c) As to an Employee, the time when the employee-employer relationship between a Participant and the Company or any Subsidiary is terminated for any reason, including, without limitation, a termination by resignation, discharge, death, disability or retirement; but excluding terminations where the Participant simultaneously commences or remains in employment or service with the Company or any Subsidiary.

The Company, in its sole discretion, shall determine the effect of all matters and questions relating to any Termination of Service, including, without limitation, whether a Termination of Service has occurred, whether a Termination of Service resulted from a discharge for cause and all questions of whether particular leaves of absence constitute a Termination of Service. For purposes of the Plan, a Participant's employee-employer relationship or consultancy relationship shall be deemed to be terminated in the event that the Subsidiary employing or contracting with such Participant ceases to remain a Subsidiary following any merger, sale of stock or other corporate transaction or event (including, without limitation, a spin-off), even though the Participant may subsequently continue to perform services for that entity.

ARTICLE III.
ELIGIBILITY

Service Providers are eligible to be granted Awards under the Plan, subject to the limitations described herein. No Service Provider shall have any right to be granted an Award pursuant to the Plan and neither the Company nor the Administrator is obligated to treat Service Providers, Participants or any other persons uniformly.

ARTICLE IV.
ADMINISTRATION AND DELEGATION

4.1 Administration.

(a) The Plan is administered by the Administrator. The Administrator has authority to determine which Service Providers receive Awards, grant Awards and set Award terms and conditions, subject to the conditions and limitations in the Plan. The Administrator also has the authority to take all actions and make all determinations under the Plan, to interpret the Plan and Award Agreements and to adopt, amend and repeal Plan administrative rules, guidelines and practices as it deems advisable. The Administrator may correct defects and ambiguities, supply omissions, reconcile inconsistencies in the Plan or any Award and make all other determinations that it deems necessary or appropriate to administer the Plan and any Awards. The Administrator (and each member thereof) is entitled to, in good faith, rely or act upon any report or other information furnished to the Administrator or member thereof by any officer or other Employee, the Company's independent certified public accountants, or any executive compensation consultant or other professional retained by the Company to assist in the administration of the Plan. The Administrator's determinations under the Plan are in its sole discretion and will be final, binding and conclusive on all persons having or claiming any interest in the Plan or any Award.

(b) Without limiting the foregoing, the Administrator has the exclusive power, authority and sole discretion to:
(i) designate Participants; (ii) determine the type or types of Awards to be granted to each Participant; (iii) determine the number of Awards to be granted and the number of Shares to which an Award will relate; (iv) subject to the limitations in the Plan, determine the terms and conditions of any Award and related Award Agreement, including, but not limited to, the exercise price, grant price, purchase price, any performance criteria, any restrictions or limitations on the Award, any schedule for vesting, lapse of forfeiture restrictions or restrictions on the exercisability of an Award, and accelerations, waivers or amendments thereof; (v) determine whether, to what extent, and under what circumstances an Award may be settled in, or the exercise price of an Award may be paid in cash, Shares, or other property, or an Award may be cancelled, forfeited, or surrendered; and (vi) make all other decisions and determinations that may be required pursuant to the Plan or as the Administrator deems necessary or advisable to administer the Plan.

4.2 Delegation of Authority. To the extent permitted by Applicable Law, the Board or any Committee may delegate any or all of its powers under the Plan to one or more Committees or officers of the Company or any of its Subsidiaries; provided, however, that in no event shall an officer of the Company or any of its Subsidiaries be delegated the authority to grant Awards to, or amend Awards held by, the following individuals: (a) individuals who are subject to Section 16 of the Exchange Act, or (b) officers of the Company or any of its Subsidiaries or Directors to whom authority to grant or amend Awards has been delegated hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Board or Committee specifies at the time of such delegation or that are otherwise included in the applicable organizational documents, and the Board or Committee, as applicable, may at any time rescind the authority so delegated or appoint a new delegate. At all times, the delegate appointed under this Section 4.2 shall serve in such capacity at the pleasure of the Board or the Committee, as applicable, and the Board or the Committee may abolish any committee at any time and re-vest in itself any previously delegated authority. Further, regardless of any delegation, the Board or a Committee may, in its discretion, exercise any and all rights and duties as the Administrator under the Plan delegated thereby, except with respect to Awards that are required to be determined in the sole discretion of the Board or Committee under the rules of any securities exchange or automated quotation system on which the Shares are listed, quoted or traded.

ARTICLE V.
STOCK AVAILABLE FOR AWARDS

5.1 Number of Shares. Subject to adjustment under Article IX and the terms of this Article V, Awards may be made under the Plan covering up to the Overall Share Limit. As of the Effective Date, the Company will cease granting awards under the Prior Plan; however, Prior Plan Awards will remain subject to the terms of the Prior Plan. Shares issued or delivered under the Plan may consist of authorized but unissued Shares, Shares purchased on the open market or treasury Shares.

5.2 Share Recycling.

(a) If all or any part of an Award or a Prior Plan Award expires, lapses or is terminated, converted into an award in respect of shares of another entity in connection with a spin-off or other similar event, exchanged or settled for cash, surrendered, repurchased, cancelled without having been fully exercised or forfeited, in any case, in a manner that results in the Company acquiring Shares covered by the Award or Prior Plan Award at a price not greater than the price (as adjusted to reflect any Equity Restructuring) paid by the Participant for such Shares or not issuing any Shares covered by the Award or Prior Plan Award, the unused Shares covered by the Award or Prior Plan Award will, as applicable, become or again be available for Awards under the Plan. The payment of dividends or Dividend Equivalents in cash in conjunction with any outstanding Awards or Prior Plan Awards and any Awards that are settled in cash rather than by issuance of Shares shall not count against the Overall Share Limit.

(b) Notwithstanding anything in the Plan to the contrary, the following Shares shall not be available for future grants of Awards: (i) Shares tendered by a Participant or withheld by the Company in payment of the exercise price of an Option or any stock option granted under the Prior Plan; (ii) Shares tendered by a Participant or withheld by the Company to satisfy any tax withholding obligation with respect to an Award or any Prior Plan Award; (iii) Shares subject to a Stock Appreciation Right or stock appreciation right granted under the Prior Plan that are not issued in connection with the stock settlement of the Stock Appreciation Right or stock appreciation right on exercise; and (iv) Shares purchased on the open market with the cash proceeds from the exercise of Options or stock options granted under the Prior Plan.

5.3 Incentive Stock Option Limitations. Notwithstanding anything to the contrary herein, no more than 17,200,000 Shares (as adjusted to reflect any Equity Restructuring) may be issued pursuant to the exercise of Incentive Stock Options.

5.4 Substitute Awards. In connection with an entity's merger or consolidation with the Company or any Subsidiary or the Company's or any Subsidiary's acquisition of an entity's property or stock, the Administrator may grant Substitute Awards in respect of any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms and conditions as the Administrator deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Overall Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan as provided under Section 5.2 above), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan. Additionally, in the event that a company acquired by the Company or any Subsidiary or with which the Company or any Subsidiary combines has shares available under a pre-existing plan approved by stockholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as appropriately adjusted to reflect the transaction) may be used for Awards under the Plan and shall not count against the Overall Share Limit (and Shares subject to such Awards may again become available for Awards under the Plan as provided under Section 5.2 above); provided that Awards using such available shares shall not be made after the date awards or grants could have been made under the terms of the pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not Service Providers prior to such acquisition or combination.

5.5 Non-Employee Director Award Limit. Notwithstanding any provision to the contrary in the Plan or in any policy of the Company regarding non-employee director compensation, the sum of the grant date fair value (determined as of the grant date in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of all equity-based Awards and the maximum amount that may become payable pursuant to all cash-based Awards that may be granted to a Service Provider as compensation for services as a Non-Employee Director during any calendar year shall not exceed $1,500,000.

5.6 Award Vesting Limitations. Notwithstanding any other provision of the Plan to the contrary, no Award Agreement shall provide for vesting of the Award thereunder earlier than the first anniversary of the applicable grant date or, with respect to any such Award subject to performance-based vesting, based on an applicable performance period that is shorter than one year; provided, however, that, notwithstanding the foregoing, Awards that result in the issuance of no more than 5% of the Shares reserved for issuance under the Plan pursuant to Section 5.1 above may be granted to any one or more Participants without respect to such minimum vesting requirements. For purposes of Awards granted to Non-Employee Directors, a vesting period will be deemed to be one year if it runs from the date of one annual meeting of the Company's stockholders to the next annual meeting of the Company's stockholder, provided that the period between such meetings is not less than 50 weeks. Notwithstanding the foregoing, an Award Agreement may provide for the accelerated vesting, exercisability and/or payment (as applicable) of any Award upon the termination of the applicable Participant's status as

Service Provider due to the Participant's death, disability, retirement or any other specified Termination of Service and/or in connection with the consummation of a Change in Control.

ARTICLE VI.
STOCK OPTIONS AND STOCK APPRECIATION RIGHTS

6.1 General. The Administrator may grant Options or Stock Appreciation Rights to one or more Service Providers, subject to such terms and conditions not inconsistent with the Plan as the Administrator shall determine. The Administrator will determine the number of Shares covered by each Option and Stock Appreciation Right, the exercise price of each Option and Stock Appreciation Right and the conditions and limitations applicable to the exercise of each Option and Stock Appreciation Right. A Stock Appreciation Right will entitle the Participant (or other person entitled to exercise the Stock Appreciation Right) to receive from the Company upon exercise of the exercisable portion of the Stock Appreciation Right an amount determined by multiplying (a) the excess, if any, of the Fair Market Value of one Share on the date of exercise over the exercise price per Share of the Stock Appreciation Right by (b) the number of Shares with respect to which the Stock Appreciation Right is exercised, subject to any limitations of the Plan or that the Administrator may impose, and payable in cash, Shares valued at Fair Market Value on the date of exercise or a combination of the two as the Administrator may determine or provide in the Award Agreement.

6.2 Exercise Price. The Administrator will establish each Option's and Stock Appreciation Right's exercise price and specify the exercise price in the Award Agreement. Subject to Section 6.7, the exercise price will not be less than 100% of the Fair Market Value on the grant date of the Option or Stock Appreciation Right. Notwithstanding the foregoing, in the case of an Option or Stock Appreciation Right that is a Substitute Award, the exercise price per share of the Shares subject to such Option or Stock Appreciation Right, as applicable, may be less than the Fair Market Value per share on the date of grant; provided that the exercise price of any Substitute Award shall be determined in accordance with the applicable requirements of Sections 424 and 409A of the Code.

6.3 Duration of Options. Subject to Section 6.7, each Option or Stock Appreciation Right will be exercisable at such times and as specified in the Award Agreement, provided that the term of an Option or Stock Appreciation Right will not exceed ten years; provided, further, that, unless otherwise determined by the Administrator or specified in the Award Agreement, (a) no portion of an Option or Stock Appreciation Right which is unexercisable at a Participant's Termination of Service shall thereafter become exercisable and (b) the portion of an Option or Stock Appreciation Right that is unexercisable at a Participant's Termination of Service shall automatically expire on the date of such Termination of Service. In addition, in no event shall an Option or Stock Appreciation Right granted to an Employee who is a non-exempt employee for purposes of overtime pay under the U.S. Fair Labor Standards Act of 1938 be exercisable earlier than six months after its date of grant. Notwithstanding the foregoing, if the Participant, prior to the end of the term of an Option or Stock Appreciation Right, commits an act of cause (as determined by the Administrator), or violates any non-competition, non-solicitation or confidentiality provisions of any employment contract, confidentiality and nondisclosure agreement or other agreement between the Participant and the Company or any of its Subsidiaries, the right to exercise the Option or Stock Appreciation Right, as applicable, may be terminated by the Company and the Company may suspend the Participant's right to exercise the Option or Stock Appreciation Right when it reasonably believes that the Participant may have participated in any such act or violation.

6.4 Exercise. Options and Stock Appreciation Rights may be exercised by delivering to the Company (or such other person or entity designated by the Administrator) a notice of exercise, in a form and manner the Company approves (which may be written, electronic or telephonic and may contain representations and warranties deemed advisable by the Administrator), signed or authenticated by the person authorized to exercise the Option or Stock Appreciation Right, together with, as applicable, (a) payment in full of the exercise price for the number of Shares for which the Option is exercised in a manner specified in Section 6.5 and (b) satisfaction in full of any withholding obligation for Tax-Related Items in a manner specified in Section 10.5. The Administrator may, in its discretion, limit exercise with respect to fractional Shares and require that any partial exercise of an Option or Stock Appreciation Right be with respect to a minimum number of Shares.

6.5 Payment Upon Exercise. The Administrator shall determine the methods by which payment of the exercise price of an Option shall be made, including, without limitation:

(a) Cash, check or wire transfer of immediately available funds; provided that the Company may limit the use of one of the foregoing methods if one or more of the methods below is permitted;

(b) If there is a public market for Shares at the time of exercise, unless the Company otherwise determines, (A) delivery (including electronically or telephonically to the extent permitted by the Company) of a notice that the Participant has placed a market sell order with a broker acceptable to the Company with respect to Shares then issuable upon exercise of the Option and that the broker has been directed to deliver promptly to the Company funds sufficient to pay the exercise price, or (B) the Participant's delivery to the Company of a copy of irrevocable and unconditional instructions to a broker acceptable to the Company to deliver promptly to the Company an amount sufficient to pay the exercise price by cash, wire transfer of immediately available funds or check; provided that such amount is paid to the Company at such time as may be required by the Company;

(c) To the extent permitted by the Administrator, delivery (either by actual delivery or attestation) of Shares owned by the Participant valued at their Fair Market Value on the date of delivery;

(d) To the extent permitted by the Administrator, surrendering Shares then issuable upon the Option's exercise valued at their Fair Market Value on the exercise date;

(e) To the extent permitted by the Administrator, delivery of a promissory note or any other lawful consideration; or

(f) To the extent permitted by the Administrator, any combination of the above payment forms.

6.6 Expiration of Option Term or Stock Appreciation Right Term: Automatic Exercise of In-The-Money Options and Stock Appreciation Rights. Unless otherwise provided by the Administrator in an Award Agreement or otherwise or as otherwise directed by a holder of an Option or a Stock Appreciation Right in writing to the Company, each vested and exercisable Option and Stock Appreciation Right outstanding on the Automatic Exercise Date with an exercise price per Share that is less than the sum of the Fair Market Value and any related broker's fees (as described in Section 11.19(c)) per Share as of such date shall automatically and without further action by the holder of the Option or Stock Appreciation Right or the Company be exercised on the Automatic Exercise Date. In the sole discretion of the Administrator, payment of the exercise price of any such Option shall be made pursuant to Section 6.5(b) or 6.5(d) and the Company or any Subsidiary shall be entitled to deduct or withhold an amount sufficient to satisfy any withholding obligation for Tax-Related Items associated with such exercise in accordance with Section 10.5. Unless otherwise determined by the Administrator, this Section 6.6 shall not apply to an Option or Stock Appreciation Right if the holder of such Option or Stock Appreciation Right incurs a Termination of Service on or before the Automatic Exercise Date. For the avoidance of doubt, no Option or Stock Appreciation Right with an exercise price per Share that is equal to or greater than the Fair Market Value per Share on the Automatic Exercise Date shall be exercised pursuant to this Section 6.6.

6.7 Additional Terms of Incentive Stock Options. The Administrator may grant Incentive Stock Options only to employees of the Company, any of its present or future parent or subsidiary corporations, as defined in Sections 424(e) or (f) of the Code, respectively, and any other entities the employees of which are eligible to receive Incentive Stock Options under the Code. If an Incentive Stock Option is granted to a Greater Than 10% Stockholder, the exercise price will not be less than 110% of the Fair Market Value on the Option's grant date, and the term of the Option will not exceed five years. All Incentive Stock Options (and Award Agreements related thereto) will be subject to and construed consistently with Section 422 of the Code. By accepting an Incentive Stock Option, the Participant agrees to give prompt notice to the Company of dispositions or other transfers (other than in connection with a Change in Control) of Shares acquired under the Option made within the later of (a) two years from the grant date of the Option or (b) one year after the transfer of such Shares to the Participant, specifying the date of the disposition or other transfer and the amount the Participant realized, in cash, other property, assumption of indebtedness or other consideration, in such disposition or other transfer. Neither the Company nor the Administrator will be liable to a Participant, or any other party, if an Incentive Stock Option fails or ceases to qualify as an "incentive stock option" under Section 422 of the Code. Any Incentive Stock Option or portion thereof that fails to qualify as an "incentive stock option" under Section 422 of the Code for any reason, including becoming exercisable with respect to Shares having a fair market value exceeding the $100,000 limitation under Treasury Regulation Section 1.422-4, will be a Nonqualified Stock Option.

ARTICLE VII.
RESTRICTED STOCK; RESTRICTED STOCK UNITS

7.1 General. The Administrator may grant Restricted Stock, or the right to purchase Restricted Stock, to any Service Provider, subject to forfeiture or the Company's right to repurchase all or part of the underlying Shares at their issue price or other stated or formula price from the Participant if conditions the Administrator specifies in the Award Agreement are not satisfied before the end of the applicable restriction period or periods that the Administrator establishes for such Award. In addition, the Administrator may grant Restricted Stock Units, which may be subject to vesting and forfeiture

conditions during the applicable restriction period or periods, as set forth in an Award Agreement, to Service Providers. The Administrator shall establish the purchase price, if any, and form of payment for Restricted Stock and Restricted Stock Units; provided, however, that if a purchase price is charged, such purchase price shall be no less than the par value, if any, of the Shares to be purchased, unless otherwise permitted by Applicable Law. In all cases, legal consideration shall be required for each issuance of Restricted Stock and Restricted Stock Units to the extent required by Applicable Law. The Award Agreement for each Award of Restricted Stock and Restricted Stock Units shall set forth the terms and conditions not inconsistent with the Plan as the Administrator shall determine.

7.2 Restricted Stock.

(a) *Stockholder Rights*. Unless otherwise determined by the Administrator, each Participant holding Shares of Restricted Stock will be entitled to all the rights of a stockholder with respect to such Shares, subject to the restrictions in the Plan and the applicable Award Agreement, including the right to receive all dividends and other distributions paid or made with respect to the Shares to the extent such dividends and other distributions have a record date that is on or after the date on which such Participant becomes the record holder of such Shares; provided, however, that with respect to a share of Restricted Stock subject to restrictions or vesting conditions, except in connection with a spin-off or other similar event as otherwise permitted under Section 9.2, dividends which are paid to Company stockholders prior to the removal of restrictions and satisfaction of vesting conditions shall only be paid to the Participant to the extent that the restrictions are subsequently removed and the vesting conditions are subsequently satisfied and the share of Restricted Stock vests.

(b) *Stock Certificates*. The Company may require that the Participant deposit in escrow with the Company (or its designee) any stock certificates issued in respect of Shares of Restricted Stock, together with a stock power endorsed in blank.

(c) *Section 83(b) Election*. If a Participant makes an election under Section 83(b) of the Code to be taxed with respect to the Restricted Stock as of the date of transfer of the Restricted Stock rather than as of the date or dates upon which such Participant would otherwise be taxable under Section 83(a) of the Code, such Participant shall be required to deliver a copy of such election to the Company promptly after filing such election with the Internal Revenue Service along with proof of the timely filing thereof.

7.3 Restricted Stock Units. The Administrator may provide that settlement of Restricted Stock Units will occur upon or as soon as reasonably practicable after the Restricted Stock Units vest or will instead be deferred, on a mandatory basis or at the Participant's election, subject to compliance with Applicable Law. A Participant holding Restricted Stock Units will have only the rights of a general unsecured creditor of the Company (solely to the extent of any rights then applicable to Participant with respect to such Restricted Stock Units) until delivery of Shares, cash or other securities or property is made as specified in the applicable Award Agreement.

ARTICLE VIII.
OTHER TYPES OF AWARDS

8.1 General. The Administrator may grant Performance Stock Unit awards, Performance Bonus Awards, Dividend Equivalents or Other Stock or Cash Based Awards, to one or more Service Providers, in such amounts and subject to such terms and conditions not inconsistent with the Plan as the Administrator shall determine.

8.2 Performance Stock Unit Awards. Each Performance Stock Unit award shall be denominated in a number of Shares or in unit equivalents of Shares or units of value (including a dollar value of Shares) and may be linked to any one or more of performance or other specific criteria, including service to the Company or Subsidiaries, determined to be appropriate by the Administrator, in each case on a specified date or dates or over any period or periods determined by the Administrator. In making such determinations, the Administrator may consider (among such other factors as it deems relevant in light of the specific type of award) the contributions, responsibilities and other compensation of the particular Participant.

8.3 Performance Bonus Awards. Each right to receive a bonus granted under this Section 8.3 shall be denominated in the form of cash (but may be payable in cash, stock or a combination thereof) (a "**Performance Bonus Award**") and shall be payable upon the attainment of performance goals that are established by the Administrator and relate to one or more of performance or other specific criteria, including service to the Company or Subsidiaries, in each case on a specified date or dates or over any period or periods determined by the Administrator.

8.4 <u>Dividends and Dividend Equivalents</u>. If the Administrator provides, an Award (other than an Option or Stock Appreciation Right) may provide a Participant with the right to receive dividends or Dividend Equivalents. Dividends and Dividend Equivalents may be paid currently or credited to an account for the Participant, settled in cash or Shares and subject to the same restrictions on transferability and forfeitability as the Award with respect to which the dividends or Dividend Equivalents are granted and subject to other terms and conditions as set forth in the Award Agreement. Notwithstanding anything to the contrary herein, dividends and Dividend Equivalents with respect to an Award subject to vesting shall either (a) to the extent permitted by Applicable Law, not be paid or credited or (b) be accumulated and subject to vesting to the same extent as the related Award. Any such dividends or Dividend Equivalents shall be paid at such time as the Administrator shall specify in the applicable Award Agreement or as determined by the Administrator in the event not specified in such Award Agreement. In no event shall dividends or Dividend Equivalents be paid with respect to Options or Stock Appreciation Rights.

8.5 <u>Other Stock or Cash Based Awards</u>. Other Stock or Cash Based Awards may be granted to Participants, including Awards entitling Participants to receive cash or Shares to be delivered in the future and annual or other periodic or long-term cash bonus awards (whether based on specified performance criteria or otherwise), in each case subject to any conditions and limitations in the Plan. Such Other Stock or Cash Based Awards will also be available as a payment form in the settlement of other Awards, as standalone payments and as payment in lieu of compensation to which a Participant is otherwise entitled, subject to compliance with Section 409A. Other Stock or Cash Based Awards may be paid in Shares, cash or other property, as the Administrator determines. Subject to the provisions of the Plan, the Administrator will determine the terms and conditions of each Other Stock or Cash Based Award, including any purchase price, performance goal(s), transfer restrictions, and vesting conditions, which will be set forth in the applicable Award Agreement. Except in connection with a spin-off or other similar event as otherwise permitted under Article IX, dividends that are scheduled to be paid prior to vesting of any Other Stock or Cash Based Award shall only be paid to the applicable Participant to the extent that the vesting conditions are subsequently satisfied and the Other Stock or Cash Based Award vests.

ARTICLE IX.
ADJUSTMENTS FOR CHANGES IN COMMON STOCK
AND CERTAIN OTHER EVENTS

9.1 <u>Equity Restructuring</u>. In connection with any Equity Restructuring, notwithstanding anything to the contrary in this Article IX, the Administrator will equitably adjust the terms of the Plan and each outstanding Award as it deems appropriate to reflect the Equity Restructuring, which may include (a) adjusting the number and type of securities subject to each outstanding Award or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article V hereof on the maximum number and kind of shares that may be issued); (b) adjusting the terms and conditions of (including the grant or exercise price), and the performance goals or other criteria included in, outstanding Awards; and (c) granting new Awards or making cash payments to Participants. The adjustments provided under this Section 9.1 will be nondiscretionary and final and binding on all interested parties, including the affected Participant and the Company; provided that the Administrator will determine whether an adjustment is equitable.

9.2 <u>Corporate Transactions</u>. In the event of any extraordinary dividend or other distribution (whether in the form of cash, Common Stock, other securities, or other property), reorganization, merger, consolidation, split-up, spin off, combination, amalgamation, repurchase, recapitalization, liquidation, dissolution, or sale, transfer, exchange or other disposition of all or substantially all of the assets of the Company, or sale or exchange of Common Stock or other securities of the Company, Change in Control, issuance of warrants or other rights to purchase Common Stock or other securities of the Company, other similar corporate transaction or event, other unusual or nonrecurring transaction or event affecting the Company or its financial statements or any change in any Applicable Law or accounting principles, the Administrator, on such terms and conditions as it deems appropriate, either by the terms of the Award or by action taken prior to the occurrence of such transaction or event (except that action to give effect to a change in Applicable Law or accounting principles may be made within a reasonable period of time after such change) and either automatically or upon the Participant's request, is hereby authorized to take any one or more of the following actions whenever the Administrator determines that such action is appropriate in order to (i) prevent dilution or enlargement of the benefits or potential benefits intended by the Company to be made available under the Plan or with respect to any Award granted or issued under the Plan, (ii) to facilitate such transaction or event or (iii) give effect to such changes in Applicable Law or accounting principles:

(a) To provide for the cancellation of any such Award in exchange for either an amount of cash or other property with a value equal to the amount that could have been obtained upon the exercise or settlement of the vested portion of such

Award or realization of the Participant's rights under the vested portion of such Award, as applicable, in each case as of the date of such cancellation; provided that, if the amount that could have been obtained upon the exercise or settlement of the vested portion of such Award or realization of the Participant's rights, in any case, is equal to or less than zero, then the Award may be terminated without payment;

(b) To provide that such Award shall vest and, to the extent applicable, be exercisable as to all Shares (or other property) covered thereby, notwithstanding anything to the contrary in the Plan or the provisions of such Award;

(c) To provide that such Award be assumed by the successor or survivor corporation or entity, or a parent or subsidiary thereof, or shall be substituted for by awards covering the stock of the successor or survivor corporation or entity, or a parent or subsidiary thereof, with appropriate adjustments as to the number and kind of shares and applicable exercise or purchase price, in all cases, as determined by the Administrator;

(d) To make adjustments in the number and type of Shares (or other securities or property) subject to outstanding Awards or with respect to which Awards may be granted under the Plan (including, but not limited to, adjustments of the limitations in Article V hereof on the maximum number and kind of shares which may be issued) or in the terms and conditions of (including the grant or exercise price), and the criteria included in, outstanding Awards;

(e) To replace such Award with other rights or property selected by the Administrator; or

(f) To provide that the Award will terminate and cannot vest, be exercised or become payable after the applicable event.

9.3 Change in Control. Notwithstanding any other provision of the Plan, in the event of a Change in Control, the Administrator may take any actions with respect to outstanding Awards as it deems appropriate, consistent with applicable provisions of the Code and any applicable federal or state securities laws.

9.4 Administrative Stand Still. In the event of any pending stock dividend, stock split, combination or exchange of shares, merger, consolidation or other distribution (other than normal cash dividends) of Company assets to stockholders, or any other extraordinary transaction or change affecting the Shares or the share price of Common Stock (including any Equity Restructuring or any securities offering or other similar transaction) or for reasons of administrative convenience or to facilitate compliance with any Applicable Law, the Company may refuse to permit the exercise or settlement of one or more Awards for such period of time as the Company may determine to be reasonably appropriate under the circumstances.

9.5 General. Except as expressly provided in the Plan or the Administrator's action under the Plan, no Participant will have any rights due to any subdivision or consolidation of Shares of any class, dividend payment, increase or decrease in the number of Shares of any class or dissolution, liquidation, merger, or consolidation of the Company or other corporation. Except as expressly provided with respect to an Equity Restructuring under Section 9.1 above or the Administrator's action under the Plan, no issuance by the Company of Shares of any class, or securities convertible into Shares of any class, will affect, and no adjustment will be made regarding, the number of Shares subject to an Award or the Award's grant price or exercise price. The existence of the Plan, any Award Agreements and the Awards granted hereunder will not affect or restrict in any way the Company's right or power to make or authorize (a) any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, (b) any merger, consolidation, spinoff, dissolution or liquidation of the Company or sale of Company assets or (c) any sale or issuance of securities, including securities with rights superior to those of the Shares or securities convertible into or exchangeable for Shares.

ARTICLE X.
PROVISIONS APPLICABLE TO AWARDS

10.1 Transferability.

(a) No Award may be sold, assigned, transferred, pledged or otherwise encumbered, either voluntarily or by operation of law, except by will or the laws of descent and distribution, or, subject to the Administrator's consent, pursuant to a DRO, unless and until such Award has been exercised or the Shares underlying such Award have been issued, and all restrictions applicable to such Shares have lapsed. During the life of a Participant, Awards will be exercisable only by the Participant, unless it has been disposed of pursuant to a DRO. After the death of a Participant, any exercisable portion of an Award may, prior to the time when such portion becomes unexercisable under the Plan or the applicable Award Agreement, be exercised by the Participant's personal representative or by any person empowered to do so under the deceased Participant's will or under the then-Applicable Law of descent and distribution. References to a Participant, to the extent relevant in the context, will include references to a transferee approved by the Administrator.

(b) Notwithstanding Section 10.1(a), the Administrator, in its sole discretion, may determine to permit a Participant or a Permitted Transferee of such Participant to transfer an Award other than an Incentive Stock Option (unless such Incentive Stock Option is intended to become a Nonqualified Stock Option) to any one or more Permitted Transferees of such Participant, subject to the following terms and conditions: (i) an Award transferred to a Permitted Transferee shall not be assignable or transferable by the Permitted Transferee other than (A) to another Permitted Transferee of the applicable Participant or (B) by will or the laws of descent and distribution or, subject to the consent of the Administrator, pursuant to a DRO; (ii) an Award transferred to a Permitted Transferee shall continue to be subject to all the terms and conditions of the Award as applicable to the original Participant (other than the ability to further transfer the Award to any person other than another Permitted Transferee of the applicable Participant); (iii) the Participant (or transferring Permitted Transferee) and the receiving Permitted Transferee shall execute any and all documents requested by the Administrator, including, without limitation, documents to (A) confirm the status of the transferee as a Permitted Transferee, (B) satisfy any requirements for an exemption for the transfer under Applicable Law and (C) evidence the transfer; and (iv) any transfer of an Award to a Permitted Transferee shall be without consideration, except as required by Applicable Law. In addition, and further notwithstanding Section 10.1(a), the Administrator, in its sole discretion, may determine to permit a Participant to transfer Incentive Stock Options to a trust that constitutes a Permitted Transferee if, under Section 671 of the Code and other Applicable Law, the Participant is considered the sole beneficial owner of the Incentive Stock Option while it is held in the trust.

(c) Notwithstanding Section 10.1(a), if permitted by the Administrator, a Participant may, in the manner determined by the Administrator, designate a Designated Beneficiary. A Designated Beneficiary, legal guardian, legal representative, or other person claiming any rights pursuant to the Plan is subject to all terms and conditions of the Plan and any Award Agreement applicable to the Participant and any additional restrictions deemed necessary or appropriate by the Administrator. If the Participant is married or a domestic partner in a domestic partnership qualified under Applicable Law and resides in a community property state, a designation of a person other than the Participant's spouse or domestic partner, as applicable, as the Participant's Designated Beneficiary with respect to more than 50% of the Participant's interest in the Award shall not be effective without the prior written or electronic consent of the Participant's spouse or domestic partner. Subject to the foregoing, a beneficiary designation may be changed or revoked by a Participant at any time; provided that the change or revocation is delivered in writing to the Administrator prior to the Participant's death. For clarity, no Award may be transferred to a third party for monetary consideration.

10.2 Documentation. Each Award will be evidenced in an Award Agreement in such form as the Administrator determines in its discretion. Each Award may contain such terms and conditions as are determined by the Administrator in its sole discretion, to the extent not inconsistent with those set forth in the Plan.

10.3 Discretion. Except as the Plan otherwise provides, each Award may be made alone or in addition or in relation to any other Award. The terms of each Award to a Participant need not be identical, and the Administrator need not treat Participants or Awards (or portions thereof) uniformly.

10.4 Changes in Participant's Status. The Administrator will determine how the disability, death, retirement, authorized leave of absence or any other change or purported change in a Participant's Service Provider status affects an Award and the extent to which, and the period during which, the Participant, the Participant's legal representative, conservator, guardian or Designated Beneficiary may exercise rights under the Award, if applicable. Except to the extent otherwise required by Applicable Law or expressly authorized by the Company or by the Company's written policy on leaves of absence, no service credit shall be given for vesting purposes for any period the Participant is on a leave of absence.

10.5 Withholding. Each Participant must pay the Company or a Subsidiary, as applicable, or make provision satisfactory to the Administrator for payment of, any Tax-Related Items to be withheld in connection with such Participant's Awards and/or Shares. At the Company's discretion and subject to any Company insider trading policy (including black-out periods), any withholding obligation for Tax-Related Items may be satisfied by (a) deducting an amount sufficient to satisfy such withholding obligation from any payment of any kind otherwise due to a Participant; (b) accepting a payment from the Participant in cash, by wire transfer of immediately available funds, or by check made payable to the order of the Company or a Subsidiary, as applicable; (c) accepting the delivery of Shares, including Shares delivered by attestation; (d) retaining Shares from an Award; (e) if there is a public market for Shares at the time the withholding obligation for Tax-Related Items is to be satisfied, selling Shares issued pursuant to an Award, either voluntarily by the Participant or mandatorily by the Company; (f) accepting delivery of a promissory note or any other lawful consideration; (g) any other method of withholding determined by the Company and, to the extent required by Applicable Law or the Plan, approved by the Administrator; or (h) any combination of the foregoing payment forms. The amount withheld pursuant to any of the

foregoing payment forms shall be determined by the Company and may be up to, but no greater than, the aggregate amount of such obligations based on the maximum statutory withholding rates in the applicable Participant's jurisdiction for all Tax-Related Items.

10.6 Amendment of Award. The Administrator may amend, modify or terminate any outstanding Award, including by substituting another Award of the same or a different type, changing the exercise or settlement date, and converting an Incentive Stock Option to a Nonqualified Stock Option. The Participant's consent to such action will be required unless (a) the action, taking into account any related action, does not materially and adversely affect the Participant's rights under the Award, or (b) the change is permitted under Article IX or pursuant to Section 11.6.

10.7 Prohibition on Repricing. Except pursuant to Article IX, the Administrator shall not, without the approval of the Company's stockholders, (a) amend any outstanding Option or Stock Appreciation Right to reduce its exercise price per Share or (b) cancel any Option or Stock Appreciation Right in exchange for cash or another Award when the exercise price of such Option or Stock Appreciation Right exceeds the Fair Market Value of the underlying Shares.

10.8 Conditions on Delivery of Stock. The Company will not be obligated to deliver any Shares under the Plan or remove restrictions from Shares previously delivered under the Plan until (a) all Award conditions have been met or removed to the Company's satisfaction, (b) as determined by the Company, all other legal matters regarding the issuance and delivery of such Shares have been satisfied, including, without limitation, any applicable securities laws and stock exchange or stock market rules and regulations, (c) any approvals from governmental agencies that the Company determines are necessary or advisable have been obtained, and (d) the Participant has executed and delivered to the Company such representations or agreements as the Administrator deems necessary or appropriate to satisfy Applicable Law. The inability or impracticability of the Company to obtain or maintain authority to issue or sell any securities from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained, and shall constitute circumstances in which the Administrator may determine to amend or cancel Awards pertaining to such Shares, with or without consideration to the Participant.

10.9 Acceleration. The Administrator may at any time provide that any Award will become immediately vested and fully or partially exercisable, free of some or all restrictions or conditions, or otherwise fully or partially realizable.

ARTICLE XI.
MISCELLANEOUS

11.1 No Right to Employment or Other Status. No person will have any claim or right to be granted an Award, and the grant of an Award will not be construed as giving a Participant the right to commence or continue employment or any other relationship with the Company or a Subsidiary. The Company and its Subsidiaries expressly reserve the right at any time to dismiss or otherwise terminate its relationship with a Participant free from any liability or claim under the Plan or any Award, except as expressly provided in an Award Agreement or other written agreement between the Participant and the Company or any Subsidiary.

11.2 No Rights as Stockholder; Certificates. Subject to the Award Agreement, no Participant or Designated Beneficiary will have any rights as a stockholder with respect to any Shares to be distributed under an Award until becoming the record holder of such Shares. Notwithstanding any other provision of the Plan, unless the Administrator otherwise determines or Applicable Law requires, the Company will not be required to deliver to any Participant certificates evidencing Shares issued in connection with any Award and instead such Shares may be recorded in the books of the Company (or, as applicable, its transfer agent or stock plan administrator). The Company may place legends on any share certificate or book entry to reference restrictions applicable to the Shares (including, without limitation, restrictions applicable to Restricted Stock).

11.3 Effective Date. The Board approved the Plan on March 22, 2023, subject to the approval of the Company's stockholders. The Plan will become effective on the date it is approved by the Company's stockholders (the "***Effective Date***"). If the Plan is not approved by the Company's stockholders on or before March 22, 2024, the Plan will not become effective. No Incentive Stock Option may be granted pursuant to the Plan after the tenth anniversary of the date the Plan was approved by the Board.

11.4 Amendment of Plan. The Administrator may amend, suspend or terminate the Plan at any time and from time to time; provided that (a) no amendment requiring stockholder approval to comply with Applicable Law shall be effective unless approved by the stockholders, and (b) no amendment, other than an increase to the Overall Share Limit or pursuant to Article IX or Section 11.6, may materially and adversely affect any Award outstanding at the time of such amendment without the affected Participant's consent. No Awards may be granted under the Plan during any suspension period or after Plan termination. Awards outstanding at the time of any Plan suspension or termination will continue to be governed by the Plan and the Award Agreement, as each in effect before such suspension or termination. The Administrator will obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Law.

11.5 Provisions for Non-U.S. Participants. The Administrator may modify Awards granted to Participants who are nationals of a country other than the United States or employed or residing outside the United States, establish subplans or procedures under the Plan or take any other necessary or appropriate action to address Applicable Law, including (a) differences in laws, rules, regulations or customs of such jurisdictions with respect to tax, securities, currency, employee benefit or other matters, (b) listing and other requirements of any non-U.S. securities exchange, and (c) any necessary local governmental or regulatory exemptions or approvals.

11.6 Section 409A.

(a) *General.* The Company intends that all Awards be structured to comply with, or be exempt from, Section 409A, such that no adverse tax consequences, interest, or penalties under Section 409A apply. Notwithstanding anything in the Plan or any Award Agreement to the contrary, the Administrator may, without a Participant's consent, amend this Plan or Awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and retroactive actions) as are necessary or appropriate to preserve the intended tax treatment of Awards, including any such actions intended to (i) exempt this Plan or any Award from Section 409A, or (ii) comply with Section 409A, including regulations, guidance, compliance programs and other interpretative authority that may be issued after an Award's grant date. The Company makes no representations or warranties as to an Award's tax treatment under Section 409A or otherwise. The Company will have no obligation under this Section 11.6 or otherwise to avoid the taxes, penalties or interest under Section 409A with respect to any Award and will have no liability to any Participant or any other person if any Award, compensation or other benefits under the Plan are determined to constitute noncompliant "nonqualified deferred compensation" subject to taxes, penalties or interest under Section 409A.

(b) *Separation from Service.* If an Award constitutes "nonqualified deferred compensation" under Section 409A, any payment or settlement of such Award upon a Participant's Termination of Service will, to the extent necessary to avoid taxes under Section 409A, be made only upon the Participant's "separation from service" (within the meaning of Section 409A), whether such "separation from service" occurs upon or after the Participant's Termination of Service. For purposes of this Plan or any Award Agreement relating to any such payments or benefits, references to a "termination," "termination of employment" or like terms means a "separation from service."

(c) *Payments to Specified Employees.* Notwithstanding any contrary provision in the Plan or any Award Agreement, any payment(s) of "nonqualified deferred compensation" required to be made under an Award to a "specified employee" (as defined under Section 409A and as the Administrator determines) due to such employee's "separation from service" will, to the extent necessary to avoid taxes under Section 409A(a)(2)(B)(i) of the Code, be delayed for the six-month period immediately following such "separation from service" (or, if earlier, until the specified employee's death) and will instead be paid (as set forth in the Award Agreement) on the day immediately following such six-month period or as soon as administratively practicable thereafter (without interest). Any payments of "nonqualified deferred compensation" under such Award payable more than six months following the Participant's "separation from service" will be paid at the time or times the payments are otherwise scheduled to be made.

(d) *Separate Payments.* If an Award includes a "series of installment payments" within the meaning of Section 1.409A-2(b)(2)(iii) of Section 409A, the Participant's right to the series of installment payments will be treated as a right to a series of separate payments and not as a right to a single payment and, if an Award includes "dividend equivalents" within the meaning of Section 1.409A-3(e) of Section 409A, the Participant's right to receive the dividend equivalents will be treated separately from the right to other amounts under the Award.

11.7 Limitations on Liability. Notwithstanding any other provisions of the Plan, no individual acting as an Administrator, Director, officer or other Employee will be liable to any Participant, former Participant, spouse, beneficiary, or any other person for any claim, loss, liability, or expense incurred in connection with the Plan or any Award, and such individual will not be personally liable with respect to the Plan because of any contract or other instrument executed in such person's capacity as an Administrator, Director, officer or other Employee. The Company will indemnify and hold harmless each

Director, officer or other Employee that has been or will be granted or delegated any duty or power relating to the Plan's administration or interpretation, against any cost or expense (including attorneys' fees) or liability (including any sum paid in settlement of a claim with the Administrator's approval) arising from any act or omission concerning this Plan unless arising from such person's own fraud or bad faith; provided that such person gives the Company an opportunity, at its own expense, to handle and defend the same before undertaking to handle and defend it on such person's own behalf.

11.8 Data Privacy. As a condition for receiving any Award, each Participant explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of personal data as described in this Section 11.8 by and among the Company and its Subsidiaries and affiliates exclusively for implementing, administering and managing the Participant's participation in the Plan. The Company and its Subsidiaries and affiliates may hold certain personal information about a Participant, including the Participant's name, address and telephone number; birthdate; social security, insurance number or other identification number; salary; nationality; job title(s); any Shares held in the Company or its Subsidiaries and affiliates; and Award details, to implement, manage and administer the Plan and Awards (the "**Data**"). The Company and its Subsidiaries and affiliates may transfer the Data amongst themselves as necessary to implement, administer and manage a Participant's participation in the Plan, and the Company and its Subsidiaries and affiliates may transfer the Data to third parties assisting the Company with Plan implementation, administration and management. These recipients may be located in the Participant's country, or elsewhere, and the Participant's country may have different data privacy laws and protections than a recipient's country. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, to implement, administer and manage the Participant's participation in the Plan, including any required Data transfer to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as necessary to implement, administer, and manage the Participant's participation in the Plan. A Participant may, at any time, view the Data that the Company holds regarding such Participant, request additional information about the storage and processing of the Data regarding such Participant, recommend any necessary corrections to the Data regarding the Participant or refuse or withdraw the consents in this Section 11.8 in writing, without cost, by contacting the local human resources representative. The Company may cancel Participant's ability to participate in the Plan and, in the Administrator's sole discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents in this Section 11.8. For more information on the consequences of refusing or withdrawing consent, Participants may contact their local human resources representative.

11.9 Severability. If any portion of the Plan or any action taken under it is held illegal or invalid for any reason, the illegality or invalidity will not affect the remaining parts of the Plan, and the Plan will be construed and enforced as if the illegal or invalid provisions had been excluded, and the illegal or invalid action will be null and void.

11.10 Governing Documents. If any contradiction occurs between the Plan and any Award Agreement or other written agreement between a Participant and the Company (or any Subsidiary), the Plan will govern, unless such Award Agreement or other written agreement was approved by the Administrator and expressly provides that a specific provision of the Plan will not apply.

11.11 Governing Law. The Plan and all Awards will be governed by and interpreted in accordance with the laws of the State of Delaware, without regard to the conflict of law rules thereof or of any other jurisdiction. By accepting an Award, each Participant irrevocably and unconditionally consents to submit, at the Company's discretion, to the exclusive jurisdiction of the courts of the State of Delaware and of the United States of America, in each case located in the State of Delaware, for any action arising out of or relating to the Plan (and agrees not to commence any litigation relating thereto except in such courts), and further agrees that service of any process, summons, notice or document by U.S. registered mail to the address contained in the records of the Company shall be effective service of process for any litigation brought against it in any such court. By accepting an Award, each Participant irrevocably and unconditionally waives any objection to the laying of venue of any litigation arising out of the Plan or Award hereunder in the courts of the State of Delaware or the United States of America, in each case located in the State of Delaware, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such litigation brought in any such court has been brought in an inconvenient forum. By accepting an Award, each Participant irrevocably and unconditionally waives, to the fullest extent permitted by Applicable Law, any and all rights to trial by jury in connection with any litigation arising out of or relating to the Plan or any Award hereunder.

11.12 Clawback Provisions. All Awards (including the gross amount of any proceeds, gains or other economic benefit the Participant actually or constructively receives upon receipt or exercise of any Award or the receipt or resale of any Shares

underlying the Award) will be subject to recoupment by the Company to the extent required to comply with Applicable Law or any policy of the Company providing for the reimbursement of incentive compensation, whether or not such policy was in place at the time of grant of an Award.

11.13 Titles and Headings. The titles and headings in the Plan are for convenience of reference only and, if any conflict, the Plan's text, rather than such titles or headings, will control.

11.14 Conformity to Applicable Law. Participant acknowledges that the Plan is intended to conform to the extent necessary with Applicable Law. Notwithstanding anything herein to the contrary, the Plan and all Awards will be administered only in a manner intended to conform with Applicable Law. To the extent Applicable Law permits, the Plan and all Award Agreements will be deemed amended as necessary to conform to Applicable Law.

11.15 Relationship to Other Benefits. No payment under the Plan will be taken into account in determining any benefits under any pension, retirement, savings, profit sharing, group insurance, welfare or other benefit plan of the Company or any Subsidiary, except as expressly provided in writing in such other plan or an agreement thereunder.

11.16 Unfunded Status of Awards. The Plan is intended to be an "unfunded" plan for incentive compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or Award Agreement shall give the Participant any rights that are greater than those of a general creditor of the Company or any Subsidiary.

11.17 Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan, the Plan and any Award granted or awarded to any individual who is then subject to Section 16 of the Exchange Act shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including Rule 16b-3) that are requirements for the application of such exemptive rule. To the extent permitted by Applicable Law, the Plan and Awards granted or awarded hereunder shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.

11.18 Prohibition on Executive Officer and Director Loans. Notwithstanding any other provision of the Plan to the contrary, no Participant who is a Director or an "executive officer" of the Company within the meaning of Section 13(k) of the Exchange Act shall be permitted to make payment with respect to any Awards granted under the Plan, or continue any extension of credit with respect to such payment, with a loan from the Company or a loan arranged by the Company in violation of Section 13(k) of the Exchange Act.

11.19 Broker-Assisted Sales. In the event of a broker-assisted sale of Shares in connection with the payment of amounts owed by a Participant under or with respect to the Plan or Awards, including amounts to be paid under the final sentence of Section 10.5: (a) any Shares to be sold through the broker-assisted sale will be sold on the day the payment first becomes due, or as soon thereafter as practicable; (b) such Shares may be sold as part of a block trade with other Participants in the Plan in which all Participants receive an average price; (c) the applicable Participant will be responsible for all broker's fees and other costs of sale, and by accepting an Award, each Participant agrees to indemnify and hold the Company and its Directors, officers and other Employees harmless from any losses, costs, damages, or expenses relating to any such sale; (d) to the extent the Company or its designee receives proceeds of such sale that exceed the amount owed, the Company will pay such excess in cash to the applicable Participant as soon as reasonably practicable; (e) the Company and its designees are under no obligation to arrange for such sale at any particular price; and (f) in the event the proceeds of such sale are insufficient to satisfy the Participant's applicable obligation, the Participant may be required to pay immediately upon demand to the Company or its designee an amount in cash sufficient to satisfy any remaining portion of the Participant's obligation.

<p style="text-align:center">*   *   *   *   *</p>

Appendix B

Reconciliation of Certain GAAP to non-GAAP Financial Information

We sometimes use financial measures that are derived from the condensed consolidated financial statements but that are not presented in accordance with generally accepted accounting principles in the U.S. ("GAAP") to understand and evaluate our current operating performance and to allow for period-to-period comparisons. We believe these non-GAAP financial measures may also provide useful information to investors and others. These non-GAAP measures may not be comparable to similarly titled non-GAAP measures of other companies, and should be considered in addition to, and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with GAAP. As net special items may vary from period-to-period in nature and amount, the adjustment to exclude net special items allows management an additional tool to understand our core operating performance.

The tables below present the reconciliations of the following GAAP measures to their non-GAAP measures:

- Pre-Tax Income (Loss) (GAAP measure) to Pre-Tax Income (Loss) Excluding Net Special Items (non-GAAP measure); and

- Pre-Tax Margin (GAAP measure) to Pre-Tax Margin Excluding Net Special Items (non-GAAP measure).

Reconciliation of Pre-Tax Income (Loss) Excluding Net Special Items	12 Months Ended December 31,		
	2022	2021	2020
	(in millions)		
Pre-tax income (loss) as reported	$ 186	$ (2,548)	$(11,453)
Pre-tax net special items:			
Mainline operating special items, net[1]	193	(4,006)	(657)
Regional operating special items, net[2]	5	(449)	(309)
Nonoperating special items, net[3]	74	60	170
Total pre-tax net special items	272	(4,395)	(796)
Pre-tax income (loss) excluding net special items	$ 458	$ (6,943)	$(12,249)
Calculation of Pre-Tax Margin			
Pre-tax income (loss) as reported	$ 186	$ (2,548)	$(11,453)
Total operating revenues as reported	$48,971	$ 29,882	$ 17,337
Pre-tax margin	0.4%	(8.5%)	(66.1%)
Calculation of Pre-Tax Margin Excluding Net Special Items			
Pre-tax income (loss) excluding net special items	$ 458	$ (6,943)	$(12,249)
Total operating revenues as reported	$48,971	$ 29,882	$ 17,337
Pre-tax margin excluding net special items	0.9%	(23.2%)	(70.7%)

FOOTNOTES:

(1) Mainline operating special items

The 2022 twelve month period mainline operating special items, net principally included a non-cash impairment charge to write down the carrying value of the Company's retired Airbus A330 fleet to the estimated fair value due to the market conditions for certain used aircraft. The Company retired its Airbus A330 fleet in 2020 as discussed below.

The 2021 twelve month period mainline operating special items, net principally included $4.2 billion of Payroll Support Program ("PSP") financial assistance, offset in part by $168 million of salary and medical costs associated with certain team members who opted into voluntary early retirement programs offered as a result of reductions to the Company's operation due to the COVID-19 pandemic.

The 2020 twelve month period mainline operating special items, net principally included $3.7 billion of PSP financial assistance, offset in part by $1.5 billion of fleet impairment charges, $1.4 billion of salary and medical costs primarily associated with certain team members who opted into the voluntary early retirement programs discussed above and $228 million of one-time labor contract expenses due to the ratification of a new contract with the Company's maintenance and fleet service team members, including signing bonuses and adjustments to vacation accruals resulting from pay rate increases.

Fleet impairment charges resulted from the retirement of certain aircraft earlier than planned driven by the severe decline in air travel due to the COVID-19 pandemic. Mainline aircraft retired in 2020 included the Company's entire Airbus A330-200, Boeing 757, Boeing 767, Airbus A330-300 and Embraer 190 fleets. The 2020 twelve month period fleet impairment charges included a $1.4 billion non-cash write-down of mainline aircraft and spare parts and $102 million in cash charges primarily for impairment of right-of-use assets and lease return costs.

(2)   Regional operating special items

The 2021 twelve month period regional operating special items, net principally included $539 million of PSP financial assistance, offset in part by a $61 million charge associated with the regional pilot retention program which provides for, among other things, a cash retention bonus paid in the fourth quarter of 2021 to eligible captains at the wholly-owned regional airlines included on the pilot seniority list as of September 1, 2021 and a $27 million non-cash impairment charge to write down regional aircraft resulting from the retirement of the remaining Embraer 140 fleet earlier than planned.

The 2020 twelve month period regional operating special items, net included $444 million of PSP financial assistance, offset in part by a $117 million non-cash charge to write-down regional aircraft and spare parts associated with certain Embraer 140 and Bombardier CRJ200 aircraft, which were retired as a result of the severe decline in air travel due to the COVID-19 pandemic.

(3)   Nonoperating special items

Principally included mark-to-market net unrealized gains and losses associated with certain equity and other investments as well as non-cash charges associated with debt refinancings and extinguishments.

2022 Annual report
on Form 10-K

American Airlines Group Inc.



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Fiscal Year Ended December 31, 2022
☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the Transition Period From _____ to _____

Commission file number 1-8400

American Airlines Group Inc.
(Exact name of registrant as specified in its charter)

Delaware	**75-1825172**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1 Skyview Drive, Fort Worth, Texas 76155	**(682) 278-9000**
(Address of principal executive offices, including zip code)	*Registrant's telephone number, including area code*

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value per share	AAL	The Nasdaq Global Select Market
Preferred Stock Purchase Rights	—	(1)

(1) Attached to the Common Stock

Securities registered pursuant to Section 12(g) of the Act: None
Commission file number 1-2691

American Airlines, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**13-1502798**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
1 Skyview Drive, Fort Worth, Texas 76155	**(682)278-9000**
(Address of principal executive offices, including zip code)	*Registrant's telephone number, including area code*

Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

American Airlines Group Inc.	Yes ☒	No ☐
American Airlines, Inc.	Yes ☒	No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

American Airlines Group Inc.	Yes ☐	No ☒
American Airlines, Inc.	Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

American Airlines Group Inc.	Yes ☒	No ☐
American Airlines, Inc.	Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

American Airlines Group Inc.	Yes ☒	No ☐
American Airlines, Inc.	Yes ☒	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

American Airlines Group Inc. ☒ Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company
American Airlines, Inc. ☐ Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

American Airlines Group Inc.	☐
American Airlines, Inc.	☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

American Airlines Group Inc.	Yes ☒	No ☐
American Airlines, Inc.	Yes ☒	No ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).

American Airlines Group Inc.	Yes ☐	No ☒
American Airlines, Inc.	Yes ☐	No ☒

As of February 17, 2023, there were 651,430,518 shares of American Airlines Group Inc. common stock outstanding. The aggregate market value of the voting stock held by non-affiliates of the registrant as of June 30, 2022, was approximately $8.2 billion.

As of February 17, 2023, there were 1,000 shares of American Airlines, Inc. common stock outstanding, all of which were held by American Airlines Group Inc.

OMISSION OF CERTAIN INFORMATION

American Airlines, Inc. meets the conditions set forth in General Instruction I(1)(a) and (b) of Form 10-K and has therefore omitted the information otherwise called for by Items 10-13 of Form 10-K as allowed under General Instruction I(2)(c).

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the proxy statement related to American Airlines Group Inc.'s 2023 Annual Meeting of Stockholders, which proxy statement will be filed under the Securities Exchange Act of 1934 within 120 days of the end of American Airlines Group Inc.'s fiscal year ended December 31, 2022, are incorporated by reference into Part III of this Annual Report on Form 10-K.

American Airlines Group Inc.
American Airlines, Inc.
Form 10-K
Year Ended December 31, 2022
Table of Contents

General

This report is filed by American Airlines Group Inc. (AAG) and its wholly-owned subsidiary American Airlines, Inc. (American). References in this Annual Report on Form 10-K to "we," "us," "our," the "Company" and similar terms refer to AAG and its consolidated subsidiaries. References in this report to "mainline" refer to the operations of American only and exclude regional operations.

Glossary of Terms

For the convenience of the reader, the definitions of certain capitalized industry and other terms used in this report have been consolidated into a glossary beginning on page 20.

Note Concerning Forward-Looking Statements

Certain of the statements contained in this report should be considered forward-looking statements within the meaning of the Securities Act of 1933, as amended (the Securities Act), the Securities Exchange Act of 1934, as amended (the Exchange Act), and the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as "may," "will," "expect," "intend," "anticipate," "believe," "estimate," "plan," "project," "could," "should," "would," "continue," "seek," "target," "guidance," "outlook," "if current trends continue," "optimistic," "forecast" and other similar words. Such statements include, but are not limited to, statements about our plans, objectives, expectations, intentions, estimates and strategies for the future, the continuing availability of borrowings under revolving lines of credit, and other statements that are not historical facts. These forward-looking statements are based on our current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. These risks and uncertainties include, but are not limited to, those described below under Part I, Item 1A. Risk Factors, Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and other risks and uncertainties listed from time to time in our filings with the Securities and Exchange Commission (the SEC).

All of the forward-looking statements are qualified in their entirety by reference to the factors discussed in Part I, Item 1A. Risk Factors and elsewhere in this report. There may be other factors of which we are not currently aware that may affect matters discussed in the forward-looking statements and may also cause actual results to differ materially from those discussed. We do not assume any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such statements other than as required by law. Any forward-looking statements speak only as of the date of this report or as of the dates indicated in the statements.

Summary of Risk Factors

Our business is subject to a number of risks and uncertainties that may affect our business, results of operations and financial condition, or the trading price of our common stock or other securities. We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risks and uncertainties emerge from time to time. Management cannot predict such new risks and uncertainties, nor can it assess the extent to which any of the risk factors below or any such new risks and uncertainties, or any combination thereof, may impact our business. These risks are more fully described in Part I, Item 1A. Risk Factors. These risks include, among others, the following:

Risks Related to our Business and Industry

- Downturns in economic conditions could adversely affect our business.

- We will need to obtain sufficient financing or other capital to operate successfully.

- Our high level of debt and other obligations may limit our ability to fund general corporate requirements and obtain additional financing, may limit our flexibility in responding to competitive developments and may cause our business to be vulnerable to adverse economic and industry conditions.

- We have significant pension and other postretirement benefit funding obligations, which may adversely affect our liquidity, results of operations and financial condition.

- If our financial condition worsens, provisions in our credit card processing and other commercial agreements may adversely affect our liquidity.

- The loss of key personnel upon whom we depend to operate our business or the inability to attract and develop additional qualified personnel could adversely affect our business.

- Our business has been and will continue to be affected by many changing economic and other conditions beyond our control, including global events that affect travel behavior, and our results of operations could be volatile and fluctuate due to seasonality.

- Union disputes, employee strikes and other labor-related disruptions, or our inability to otherwise maintain labor costs at competitive levels and hire and retain a sufficient number of employees may adversely affect our operations and financial performance.

- If we encounter problems with any of our third-party regional operators or third-party service providers, our operations could be adversely affected by a resulting decline in revenue or negative public perception about our services.

- Any damage to our reputation or brand image could adversely affect our business or financial results.

- Changes to our business model that are designed to increase revenues may not be successful and may cause operational difficulties or decreased demand.

- Our intellectual property rights, particularly our branding rights, are valuable, and any inability to protect them may adversely affect our business and financial results.

- We may be a party to litigation in the normal course of business or otherwise, which could affect our financial position and liquidity.

- Our ability to utilize our NOLs and other carryforwards may be limited.

- We have a significant amount of goodwill, which is assessed for impairment at least annually. In addition, we may never realize the full value of our intangible assets or long-lived assets, causing us to record material impairment charges.

- The airline industry is intensely competitive and dynamic.

- The commercial relationships that we have with other companies, including any related equity investments, may not produce the returns or results we expect.

- Our business is very dependent on the price and availability of aircraft fuel. Continued periods of high volatility in fuel costs, increased fuel prices or significant disruptions in the supply of aircraft fuel could have a significant negative impact on consumer demand, our operating results and liquidity.

- Our business is subject to extensive government regulation, which may result in increases in our costs, disruptions to our operations, limits on our operating flexibility, reductions in the demand for air travel, and competitive disadvantages.

- We operate a global business with international operations that are subject to economic and political instability and have been, and in the future may continue to be, adversely affected by numerous events, circumstances or government actions beyond our control.

- We may be adversely affected by conflicts overseas or terrorist attacks; the travel industry continues to face ongoing security concerns.

- We are subject to risks associated with climate change, including increased regulation of our CO_2 emissions, changing consumer preferences and the potential increased impacts of severe weather events on our operations and infrastructure.

- A shortage of pilots or other personnel has in the past and could continue to materially adversely affect our business.

- We depend on a limited number of suppliers for aircraft, aircraft engines and parts.

- Delays in scheduled aircraft deliveries or other loss of anticipated fleet capacity, and failure of new aircraft to perform as expected, may adversely impact our business, results of operations and financial condition.

- We rely heavily on technology and automated systems to operate our business, and any failure of these technologies or systems could harm our business, results of operations and financial condition.

- Evolving data security and privacy requirements (in particular, compliance with applicable federal, state and foreign laws relating to handling of personal information about individuals) could increase our costs, and any significant data security or privacy incident could disrupt our operations, harm our reputation, expose us to legal risks and otherwise materially adversely affect our business, results of operations and financial condition.

- We rely on third-party distribution channels and must manage effectively the costs, rights and functionality of these channels.

- If we are unable to obtain and maintain adequate facilities and infrastructure throughout our system and, at some airports, adequate slots, we may be unable to operate our existing flight schedule and to expand or change our route network in the future, which may have a material adverse impact on our operations.

ITEM 1. BUSINESS

Overview

American Airlines Group Inc. (AAG), a Delaware corporation, is a holding company and its principal, wholly-owned subsidiaries are American Airlines, Inc. (American), Envoy Aviation Group Inc., PSA Airlines, Inc. (PSA) and Piedmont Airlines, Inc. (Piedmont). AAG was formed in 1982, under the name AMR Corporation (AMR), as the parent company of American, which was founded in 1934.

AAG's and American's principal executive offices are located at 1 Skyview Drive, Fort Worth, Texas 76155 and their telephone number is 682-278-9000.

Airline Operations

Together with our wholly-owned regional airline subsidiaries and third-party regional carriers operating as American Eagle, our primary business activity is the operation of a major network air carrier, providing scheduled air transportation for passengers and cargo through our hubs in Charlotte, Chicago, Dallas/Fort Worth, Los Angeles, Miami, New York, Philadelphia, Phoenix and Washington, D.C. and partner gateways, including in London, Doha, Madrid, Seattle/Tacoma, Sydney and Tokyo (among others). In 2022, over 199 million passengers boarded our flights. During 2022, we announced the return of several international routes that had been cut due to the COVID-19 pandemic and aircraft delivery delays.

As of December 31, 2022, we operated 925 mainline aircraft supported by our regional airline subsidiaries and third-party regional carriers, which together operated an additional 536 regional aircraft. See Part I, Item 2. Properties for further discussion of our mainline and regional aircraft and *"Regional"* below for further discussion of our regional operations.

American is a founding member of the **one**world® Alliance, which brings together a global network of 13 world-class member airlines and their affiliates, working together to provide a superior and seamless travel experience. See *"Distribution and Marketing Agreements"* below for further discussion on the **one**world Alliance and other agreements with domestic and international airlines.

See Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – *"2022 Financial Overview,"* *"AAG's Results of Operations"* and *"American's Results of Operations"* for further discussion of AAG's and American's operating results and operating performance. Also, see Note 1(m) to each of AAG's and American's Consolidated Financial Statements in Part II, Items 8A and 8B, respectively, for passenger revenue by geographic region and Note 13 to AAG's Consolidated Financial Statements in Part II, Item 8A and Note 12 to American's Consolidated Financial Statements in Part II, Item 8B for information regarding operating segments.

Regional

Our regional carriers provide scheduled air transportation under the brand name "American Eagle." The American Eagle carriers include our wholly-owned regional carriers Envoy Air Inc. (Envoy), PSA and Piedmont, as well as third-party regional carriers including Republic Airways Inc. (Republic), SkyWest Airlines, Inc. (SkyWest), Mesa Airlines, Inc. (Mesa) and Air Wisconsin Airlines LLC (Air Wisconsin). Our regional carriers are an integral component of our operating network. We rely heavily on regional carriers to drive feeder traffic to our hubs from low-density markets that are not economical for us to serve with larger, mainline aircraft. In addition, regional carriers offer complementary service in many of our mainline markets. All American Eagle carriers use logos, service marks, aircraft paint schemes and uniforms similar to those of our mainline operations. In 2022, 48 million passengers boarded our regional flights, approximately 44% of whom connected to or from our mainline flights.

Our regional carrier arrangements are in the form of capacity purchase agreements. The capacity purchase agreements provide that all revenues, including passenger, in-flight, ancillary, mail and freight revenues, go to us. We control marketing, scheduling, ticketing, pricing and seat inventories. In return, we agree to pay predetermined fees to these airlines for operating an agreed-upon number of aircraft, without regard to the number of passengers on board. In addition, these agreements provide that we either reimburse or pay 100% of certain variable costs, such as airport landing fees, fuel and passenger liability insurance. We previously announced that we had entered into an agreement with Air Wisconsin, pursuant to which Air Wisconsin is expected to begin operating scheduled flights under the American Eagle name in the first quarter of 2023. Additionally, in December 2022, we announced a wind-down of our relationship with Mesa, which we expect to conclude in the second quarter of 2023.

Cargo

Our cargo division provides a wide range of freight and mail services, with facilities and interline connections available across the globe. In 2022, we served more than 20,000 unique origin and destination pairs, transporting over 890 million pounds of time-sensitive freight and mail across our network. Also in 2022, we were named Best Cargo Airline from the Americas by *Air Cargo News*.

Distribution and Marketing Agreements

Passengers can purchase tickets for travel on American through several distribution channels, including our website (*www.aa.com*), our mobile app, our reservations centers and third-party distribution channels, including those provided by or through global distribution systems (e.g., Amadeus, Sabre and Travelport), conventional travel agents, travel management companies and online travel agents (e.g., Expedia, including its booking sites Orbitz and Travelocity, and Booking Holdings, including its booking sites Kayak and Priceline). In 2022, American entered into new long-term distribution agreements with Amadeus, Sabre and Travelport which will allow us to continue to provide convenient ways for customers to purchase travel from American. To remain competitive, we will need to manage our distribution costs and rights effectively, increase our distribution flexibility and improve the functionality of our proprietary and third-party distribution channels, while maintaining an industry-competitive cost structure. For more discussion, see Part I, Item 1A. Risk Factors – "*We rely on third-party distribution channels and must manage effectively the costs, rights and functionality of these channels.*"

In general, beyond nonstop city pairs, carriers that have the greatest ability to seamlessly connect passengers to and from markets have a competitive advantage. In some cases, however, foreign governments limit U.S. air carriers' rights to transport passengers beyond designated gateway cities in foreign countries. In order to improve access to domestic and foreign markets, we have arrangements with other airlines including through the **one**world Alliance, other cooperation agreements, joint business agreements and marketing relationships, as further discussed below.

Member of oneworld Alliance

American is a founding member of the **one**world Alliance, which currently includes Alaska Airlines, British Airways, Cathay Pacific, Finnair, Iberia, Japan Airlines, Malaysia Airlines, Qantas Airways (Qantas), Qatar Airways, Royal Air Maroc, Royal Jordanian Airlines and SriLankan Airlines. Fiji Airways is a **one**world connect partner and Oman Air is expected to join the **one**world Alliance in 2024. The **one**world Alliance links the networks of member carriers and their respective affiliates to enhance customer service and provide smooth connections to the destinations served by the alliance, including linking member carriers' loyalty programs and providing reciprocal access to the carriers' airport lounge facilities.

Cooperation and Joint Business Agreements

American has established a transatlantic joint business with British Airways, Aer Lingus, Iberia and Finnair, a transpacific joint business with Japan Airlines and a joint business relating to Australia and New Zealand with Qantas. Joint business agreements enable the carriers involved to cooperate on flights between particular destinations and allow pooling and sharing of certain revenues and costs, enhanced loyalty program reciprocity and cooperation in other areas. Joint business agreements have become a common approach among major carriers to address key regulatory restrictions typically applicable to international airline service, including limitations on the foreign ownership of airlines and national laws prohibiting foreign airlines from carrying passengers beyond specific gateway cities. American and its joint business partners received regulatory approval to enter into each of these cooperation agreements and each has been granted antitrust immunity. Our competitors, including Delta Air Lines and United Airlines, are party to similar arrangements.

The business relationship under the transatlantic joint business benefits from a grant of antitrust immunity from the U.S. Department of Transportation (DOT) and was reviewed by the European Commission (EC) in July 2010. In connection with this review, we provided certain commitments to the EC regarding, among other things, the availability of take-off and landing slots at London Heathrow (LHR) or London Gatwick (LGW) airports. The commitments accepted by the EC were binding for 10 years. In October 2018, in anticipation of the exit of the United Kingdom from the European Union (EU), commonly referred to as Brexit, and the expiry of the EC commitments in July 2020, the United Kingdom Competition and Markets Authority (CMA) opened an investigation into the transatlantic joint business. We continue to fully cooperate with the CMA and, in September 2020 and April 2022, the CMA adopted interim measures that effectively extend the EC commitments until March 2026 in light of the uncertainty and other impacts resulting from the COVID-19 pandemic. The CMA plans to complete its investigation before the scheduled expiration of the interim measures in March 2026.

Marketing Relationships

To improve access to each other's markets, various U.S. and foreign air carriers, including American, have established marketing agreements with other airlines. These marketing agreements are intended to provide enhanced customer choice by means of an expanded network with reciprocal loyalty program participation and joint sales cooperation. As of December 31, 2022, American had codeshare, marketing and/or loyalty program relationships with Aer Lingus, Air Tahiti Nui, Alaska Airlines, British Airways, Cape Air, Cathay Pacific, China Southern Airlines Company Limited (China Southern Airlines), EL AL Israel Airlines, Etihad Airways, Fiji Airways, Finnair, GOL Linhas Aéreas Inteligentes S.A. (GOL), Gulf Air, Hawaiian Airlines, Iberia, IndiGo, Japan Airlines, JetBlue Airways Corporation (JetBlue), Jetstar, Jetstar Japan, Malaysia Airlines, Qantas, Qatar Airways, Royal Air Maroc, Royal Jordanian Airlines, Silver Airways, SriLankan Airlines and Vueling Airlines.

In 2022, we entered into an investment agreement with GOL, a Brazilian low-cost airline. This expanded partnership with GOL includes an exclusive codeshare agreement allowing customers access to more than 30 destinations served by American in the U.S. and more than 30 destinations served by GOL in South America. Members of GOL's SMILES and American's AAdvantage loyalty programs will also benefit from a deeper loyalty program partnership. In addition, the expanded partnership with GOL will allow further commercial cooperation in areas such as purchasing, sales tools and systems integration, subject to relevant regulatory and contractual limitations.

Also in 2022, we expanded our strategic alliance with Qatar Airways, enabling American's customers to book travel on Qatar Airways flights between the U.S. and Doha, Qatar and connecting to and from select destinations throughout the Middle East, East Africa, South Asia and Southeast Asia gateways. In addition to this expanded codeshare, we launched new service in 2022 from New York's John F. Kennedy International Airport (JFK) to Doha's Hamad International Airport.

Additionally, in December 2022, we completed an investment agreement with JetSmart Airlines SpA (JetSMART), an ultra-low-cost carrier operating in South America, which includes a codeshare agreement that remains to be implemented.

In 2021, we began implementing key aspects of our marketing relationship with JetBlue, creating seamless connectivity for travelers in the U.S. Northeast and more choice for customers across our complementary domestic and international networks. This arrangement includes an alliance agreement with reciprocal codesharing on certain domestic and international routes from New York (JFK, LaGuardia Airport (LGA) and Newark Liberty International Airport (EWR)) and Boston Logan International Airport (BOS), and provides for reciprocal loyalty program benefits. The arrangement does not include JetBlue's transatlantic flying. Pursuant to federal law, American and JetBlue submitted this proposed alliance arrangement to the DOT for review. After American, JetBlue and the DOT agreed to a series of commitments, the DOT terminated its review of the proposed alliance in January 2021. The commitments include growth commitments to ensure capacity expansion, slot divestitures at JFK and at Ronald Reagan Washington National Airport (DCA) near Washington, D.C. and antitrust compliance measures. Beyond this agreement with the DOT (the DOT Agreement), American and JetBlue will also refrain from certain kinds of coordination on certain city pair markets. Upon the DOT's termination of its review of the proposed alliance, American and JetBlue implemented the proposed alliance subject to these commitments. On September 21, 2021, the United States Department of Justice (the DOJ), joined by Attorneys General from six states and the District of Columbia, filed an antitrust complaint against American and JetBlue in the District of Massachusetts alleging that American and JetBlue violated U.S. antitrust law in connection with the Northeast Alliance arrangement (the NEA). The parties presented their respective cases in a bench trial that commenced on September 27, 2022. Closing arguments from both parties were presented on November 18, 2022. A decision is expected in the first quarter of 2023. Separately, in December 2022, two putative class action lawsuits were filed in the Eastern District of New York also alleging that the NEA violated the antitrust law. Those lawsuits, which have been consolidated, seek monetary and injunctive relief. In February 2023, private party plaintiffs filed two additional putative class action antitrust complaints against American and JetBlue in the District of Massachusetts and the Eastern District of New York, respectively. We believe these complaints are without merit and are defending against them vigorously.

We also have a marketing relationship with Alaska Airlines which includes an expanded codeshare agreement (including codeshare on certain of our international routes from Seattle-Tacoma International Airport and Los Angeles International Airport (LAX)), reciprocal loyalty program benefits and shared lounge access. Prior to its implementation, American and Alaska Airlines submitted this arrangement to the DOT for review pursuant to federal law. After the DOT allowed the review period to expire with no further actions, American and Alaska Airlines commenced implementation of this arrangement.

Loyalty Program

Our loyalty program, AAdvantage®, was established to develop passenger loyalty by offering benefits and awards to travelers for their continued patronage with American and our partners. AAdvantage members earn mileage credits for flying on American, any **one**world Alliance airline or other partner airlines. For every dollar spent by flying on American, members earn mileage credits, and Gold, Platinum, Platinum Pro and Executive Platinum status holders earn additional bonus mileage credits of 40%, 60%, 80% and 120%, respectively. Members also earn mileage credits by using the services of more than 1,000 non-flight partners, such as our co-branded credit cards, and certain hotel and car rental companies. The AAdvantage program in general, and our co-branded credit cards in particular, are significant assets of our business and have become increasingly important to our company over time.

Mileage credits can be redeemed for free or upgraded travel on American and participating airlines, membership to our Admirals Club® or for other non-flight awards, such as car rentals and hotels, from our program partners. Travel awards are available on all flights operated by American and at times are subject to capacity-controlled seating on flights operated by our partners. A member's mileage credits generally do not expire if that member has any type of qualifying activity at least once every 24 months or if the AAdvantage member is the primary holder of a co-branded credit card. Starting in 2022, AAdvantage members have more pathways to status and only one metric to track: Loyalty Points, which can be earned through a variety of qualifying travel and non-travel activities, including use of our co-branded credit cards. Loyalty Points are used for measuring status qualification in the AAdvantage program over a 12-month period beginning on March 1 of each year. Status members can enjoy additional travel benefits of the AAdvantage program, including complimentary upgrades, checked bags, and Preferred and Main Cabin Extra seats, as well as priority check-in, security, boarding and baggage delivery when traveling on American, any **one**world Alliance airline or other partner airlines. In addition, we introduced Loyalty Point Rewards, which, starting in March 2023, will allow members to unlock benefits, rewards and choices before, between and beyond the traditional status tiers.

In 2022, AAdvantage was recognized as the Best Elite Program in the Americas by the 2022 Freddie Awards, which is based entirely on votes from travelers around the world. In addition, the editorial staff of the digital news outlet, *The Points Guy*, selected AAdvantage Executive Platinum Status as the Best U.S. Airline Elite Status and awarded Loyalty Points with the Innovation Award for Loyalty.

Under our agreements with AAdvantage members and program partners, we reserve the right to change the terms of the AAdvantage program at any time and without notice, and may end the program with six months' notice. Program rules, partners, special offers, awards and requisite mileage levels for awards are subject to change.

During 2022, our members redeemed approximately 13 million awards, including travel redemptions for flights and upgrades on American and other air carriers, as well as redemption of car and hotel awards, club memberships and merchandise. Approximately 7% of our 2022 total revenue passenger miles flown were from award travel.

See Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – "*Critical Accounting Policies and Estimate*s" for more information on our loyalty program.

Industry Competition

Domestic

The markets in which we operate are highly competitive. On most of our domestic nonstop routes, we face competing service from other domestic airlines, including major network airlines, low-cost carriers and ultra-low-cost carriers such as Alaska Airlines, Allegiant Air, Delta Air Lines, Frontier Airlines, Hawaiian Airlines, JetBlue, Southwest Airlines, Spirit Airlines and United Airlines. Between cities that require a connection, where the major airlines compete via their respective hubs, competition is significant. In addition, we face competition on some of our connecting routes from airlines operating point-to-point service on such routes. We also compete with all-cargo and charter airlines and, particularly on shorter segments, ground and rail transportation.

On all of our routes, pricing decisions are affected, in large part, by the need to meet competition from other airlines. Price competition occurs on a market-by-market basis through price discounts, changes in pricing structures, fare matching, targeted promotions and loyalty program initiatives. Airlines typically use discounted fares and other promotions to stimulate traffic during normally weak travel periods, when they begin service to new cities, when they have excess capacity, to generate

cash flow, to maximize revenue per available seat mile or to establish, increase or preserve market share. Most airlines will quickly match price reductions in a particular market, and we have often elected to match discounted or promotional fares initiated by other air carriers in certain markets in order to compete in those markets. In addition, we face pricing pressures from so-called ultra-low-cost carriers, such as Allegiant Air, Frontier Airlines and Spirit Airlines, which compete in many of the markets in which we operate, with competition from these carriers increasing and new entrants regularly announcing their intention to start up new ultra-low-cost carriers.

In addition to price competition, airlines compete for market share by increasing the size of their route system and the number of markets they serve. The American Eagle regional carriers increase the number of markets we serve by flying to smaller markets and providing connections at our hubs. Many of our competitors also own or have agreements with regional airlines that provide similar services at their hubs and other locations. We also compete on the basis of scheduling (frequency and flight times), availability of nonstop flights, on-time performance, type of equipment, cabin configuration, amenities provided to passengers, loyalty programs, the automation of travel agent reservation systems, onboard products, health and safety, sustainability initiatives and other services.

International

In addition to our extensive domestic service, we provide international service to Canada, Mexico, the Caribbean, Central and South America, Europe, China, Japan, Korea, India, Australia and New Zealand. In 2022, we launched service to Doha, Qatar, allowing customers to connect to and from select destinations throughout the Middle East, East Africa, South Asia and Southeast Asia gateways. In providing international air transportation, we compete with other U.S. airlines, foreign investor-owned airlines and foreign state-owned or state-affiliated airlines. Competition has also been increasing from low-cost airlines executing international long-haul expansion strategies, a trend we also expect to continue, in particular with the planned introduction of long-range narrowbody aircraft in the coming years.

In order to increase our ability to compete in the market for international air transportation service, which is subject to extensive government regulation, U.S. and foreign carriers have entered into bilateral and multilateral marketing relationships, alliances, cooperation agreements and joint business agreements to exchange traffic among each other's flights and route networks. See "*Distribution and Marketing Agreements*" above for further discussion.

Sustainability

Our purpose is to care for people on life's journey. Conducting our business with a view towards operating a sustainable business that has the ability to serve our stakeholders over the long-term is an important part of this purpose. We have increased our focus over time on a number of elements that we view as important to build a more sustainable company, including those described below.

Climate

We recognize the challenge of climate change and have set ambitious goals to transition to operating a low-carbon airline over time.

Our aim is to achieve net zero greenhouse gas (GHG) emissions by 2050, and we have set an intermediate target to drive progress toward that goal. In April 2022, we received validation from the Science Based Targets initiative (SBTi) that our 2035 GHG reduction target complies with the SBTi criteria.

The vast majority of our direct GHG emissions comes from the use of jet fuel in our operations. Our current strategy for reaching net zero emissions by 2050 is focused on running a more fuel-efficient operation, with more fuel-efficient aircraft, powered by low-carbon fuel. To do so, we are working to drive progress across several key levers, including:

- Continuing to replace older, less fuel-efficient aircraft with new, more efficient aircraft over time;

- Helping scale the production of sustainable aviation fuel (SAF) with the aim of transitioning to lower-carbon fuels. Currently, SAF is not available at the cost or scale necessary to meet our industry's needs. We continue to enter into agreements to purchase SAF as part of our goal to replace 10% of our conventional jet fuel with SAF in 2030 and to encourage investment in SAF; and

- Evaluating and investing in innovations that may enable commercial aircraft to be powered by low- and no-carbon fuel sources over the long term. For example, in 2022 we made direct investments in ZeroAvia and Universal Hydrogen, companies working to develop hydrogen-electric propulsion technology and green hydrogen distribution, respectively. We are also an anchor partner of Breakthrough Energy Catalyst, which aims to make investments to accelerate the development of new clean energy technologies.

Achieving our ambitious goals will require significant action and investments by governments, manufacturers and other stakeholders. We are committed to engaging with our stakeholders to seek to advance these initiatives, and we have dedicated resources to advance our own progress. Our Board and Corporate Governance, Public Responsibility and Safety Committee receive updates on our climate strategy, progress and key risks regularly. And, in 2022, we formally assigned responsibility for oversight of our climate change strategy at the management level to our Chief Executive Officer.

Safety

The safety of our customers and team members is a top priority. Our approach to safety is guided by our Safety Management System (SMS), an organization-wide approach to identifying and managing risk. The SMS is comprised of four components: Safety Policy, Safety Assurance, Safety Risk Management and Safety Promotion. Our Safety Policy sets safety objectives while striving to comply with applicable regulatory requirements and laws in the countries where we operate and establishing standards for acceptable operational behaviors.

The Safety Assurance component of our SMS specifies how we use data and conduct quality assurance and internal oversight to validate the effectiveness of risk controls and the performance of the SMS. The Safety Risk Management (SRM) element of our SMS provides a decision-making process for identifying hazards and mitigating risk based on a thorough understanding of our systems and their operating environment. We employ SRM whenever there is a significant change to our operations, such as delivery of new aircraft. Lastly, the Safety Promotion component includes training and raising awareness among team members so that they can spot potential safety events.

Customers

We fly to more than 300 destinations in the United States and internationally, and we are committed to providing our customers with a world-class travel experience. We continued to rigorously measure and track customer satisfaction through passenger surveys in 2022, efforts that led to further improvements in our operations and the services we provide.

In 2022:

- We recorded a record Likelihood to Recommend score based on our internal customer data derived from approximately three million surveys completed by our customers in 2022; and

- We were recognized for the fifth consecutive year with the prestigious Five Star rating in The APEX Official Airline Ratings – Global Airline category. This rating is based on verified customer feedback on the overall travel experience.

Our People

The airline business is labor intensive, and our team members are critical to delivering for our customers. The operational complexity of our business requires a diverse team of personnel trained and experienced in a variety of technical areas such as flight operations, ground operations, safety and maintenance, customer service and airline scheduling and planning. We believe that if we create an environment where our team members feel supported, they will take care of our customers and thereby support the success of our business. To do this, we must continue to build a diverse and inclusive environment, helping all team members reach their full potential and providing them with the right resources and support.

Talent Development

We focus on providing our team members the tools, training and resources they need to do their best work. We maintain a suite of programs aimed at helping our people develop the skills and experience they need to succeed in their roles and build rewarding, long-term careers within our company. Additionally, we have partnered with leading online learning platforms to make professional development available on-demand to all of our team members.

Diversity, Equity and Inclusion

Cultivating an environment that celebrates diversity, equity and inclusion (DEI) is a priority for us, and we seek to create a workplace where diverse perspectives and experiences are welcomed and encouraged, where team members feel comfortable to be their authentic selves and where we are always learning from one another. Our goal is to make culture a competitive advantage so people will want to work with us, fly with us and invest in us. We are implementing a multiyear strategy focused on embedding DEI throughout our company by:

- Hiring, engaging and retaining talent for growth;

- Delivering excellence in our operations to serve and expand our global markets;

- Striving to have our teams reflect the diversity of our global customer base; and

- Driving innovation to build competitive advantages.

In 2022, we received a perfect score on the 2022 Disability Equality Index and were designated a Human Rights Campaign's 2022 Best Place to Work for LGBTQ+ Equality. We also launched the Selection, Onboarding, Advancement and Retention program, an expansion of our Executive Sponsorship Program, which creates a sustainable foundation for supporting diverse talent and underrepresented groups across our company.

Competitive Pay and Comprehensive Benefits

We seek to offer competitive pay, comprehensive benefits and a wide variety of resources designed to support the physical, behavioral and financial well-being of our team members and their families, including medical coverage that is intended to be affordable and flexible along with healthcare navigation and support tools.

Our internal recognition programs give team members and customers the opportunity to show their appreciation for a job well done, including through our Nonstop Thanks program whereby team

members can award each other points for exceptional service or as an expression of gratitude. Recognition points earned through the recognition program can be redeemed for items in an online catalog. In 2022, our team members were recognized by customers, peers and company leaders over two million times and hundreds of team members were nominated for the annual Chairman's Award, the highest honor that we bestow upon our team members.

Our future success depends in large part on our ability to attract, develop and retain highly qualified management, technical and other personnel. Retaining and recruiting people with the appropriate skills has been particularly challenging as the economy in general, and the airline industry in particular, have continued to recover from the COVID-19 pandemic. A rapid return of demand for air travel and the corresponding need for airlines to staff expanding operations resulted in a period of intense competition for the human resources necessary to operate our business successfully. Like many other airlines, we have experienced and continue to experience periodic shortages of frontline team members as a result. Certain of these personnel shortages, such as pilots, are systemic and could persist for some time. For more discussion, see Part I, Item 1A. Risk Factors – *"The loss of key personnel upon whom we depend to operate our business or the inability to attract and develop additional qualified personnel could adversely affect our business."*

Labor Relations

In 2022, mainline and regional salaries, wages and benefits were our largest expense and represented 32% of our total operating expenses. As of December 31, 2022, we had approximately 129,700 active full-time equivalent employees, approximately 87% of whom were represented by various labor unions responsible for negotiating the collective bargaining agreements (CBAs) governing their compensation and job duties, among other things.

Labor relations in the air transportation industry are regulated under the Railway Labor Act (RLA), which vests in the National Mediation Board (NMB) certain functions with respect to disputes between airlines and labor unions relating to union representation and CBAs.

The following table shows our domestic airline employee groups that are represented by unions:

Union	Class or Craft	Employees [1]	Contract Amendable Date
Mainline:			
Allied Pilots Association (APA)	Pilots	13,450	2020
Association of Professional Flight Attendants (APFA)	Flight Attendants	23,200	2019
Airline Customer Service Employee Association – Communications Workers of America and International Brotherhood of Teamsters (CWA-IBT)	Passenger Service	14,650	2020
Transport Workers Union and International Association of Machinists & Aerospace Workers (TWU-IAM Association)	Mechanics and Related	11,850	2025
TWU-IAM Association	Fleet Service	18,700	2025
TWU-IAM Association	Stock Clerks	1,950	2025
TWU-IAM Association	Flight Simulator Engineers	140	2025
TWU-IAM Association	Maintenance Control Technicians	180	2025
TWU-IAM Association	Maintenance Training Instructors	100	2025
Professional Airline Flight Control Association (PAFCA)	Dispatchers	560	2025
Transport Workers Union (TWU)	Flight Crew Training Instructors	390	2025
Envoy:			
Air Line Pilots Associations (ALPA)	Pilots	1,850	2029
Association of Flight Attendants-CWA (AFA)	Flight Attendants	1,800	2026
TWU	Ground School Instructors	10	2027
TWU	Mechanics and Related	1,150	2021
TWU	Stock Clerks	120	2021
TWU	Simulator Instructors	20	2026
TWU	Fleet Service	3,950	2026
TWU	Dispatchers	70	2025
Communications Workers of America (CWA)	Passenger Service	6,500	2026
Piedmont:			
ALPA	Pilots	740	2029
AFA	Flight Attendants	310	2026
International Brotherhood of Teamsters (IBT)	Mechanics and Related	400	2026
IBT	Stock Clerks	60	2026
CWA	Fleet and Passenger Service	6,300	2023
IBT	Dispatchers	30	2025
ALPA	Flight Crew Training Instructors	70	2029
PSA:			
ALPA	Pilots	1,550	2028
AFA	Flight Attendants	1,200	2023
International Association of Machinists & Aerospace Workers (IAM)	Mechanics and Related	620	2022
TWU	Dispatchers	50	2024
ALPA	Flight Crew Training Instructors	120	2028

[1]   Represents approximate number of active employees as of December 31, 2022.

CBAs covering our mainline pilots, flight attendants and passenger service are now amendable and negotiations involving these workgroups continue. Among our wholly-owned regional subsidiaries, the Envoy mechanics and related, Envoy stock clerks and PSA mechanics and related have agreements that are now amendable and are engaged in traditional RLA negotiations.

For more discussion, see Part I, Item 1A. Risk Factors – "*Union disputes, employee strikes and other labor-related disruptions, or our inability to otherwise maintain labor costs at competitive levels and hire and retain a sufficient number of employees may adversely affect our operations and financial performance.*"

Aircraft Fuel

Our operations and financial results are materially affected by the availability and price of aircraft fuel, which represents one of the largest single cost items in our business. Based on our 2023 forecasted mainline and regional fuel consumption, we estimate that a one cent per gallon increase in the price of aircraft fuel would increase our 2023 annual fuel expense by approximately $40 million.

The following table shows annual aircraft fuel consumption and costs, including taxes, for our mainline and regional operations for 2022 and 2021 (gallons and aircraft fuel expense in millions).

Year	Gallons	Average Price per Gallon	Aircraft Fuel Expense	Percent of Total Operating Expenses
2022	3,901	$3.54	$13,791	29%
2021	3,324	$2.04	$ 6,792	22%

As of December 31, 2022, we did not have any fuel hedging contracts outstanding to hedge our fuel consumption. Our current policy is not to enter into transactions to hedge our fuel consumption, although we review that policy from time to time based on market conditions and other factors. As such, and assuming we do not enter into any future transactions to hedge our fuel consumption, we will continue to be fully exposed to fluctuations in aircraft fuel prices.

Aircraft fuel prices have in the past, and may in the future, experience substantial volatility. We cannot predict the future availability, price volatility or cost of aircraft fuel. For more discussion, see Part I, Item 1A. Risk Factors – "*Our business is very dependent on the price and availability of aircraft fuel. Continued periods of high volatility in fuel costs, increased fuel prices or significant disruptions in the supply of aircraft fuel could have a significant negative impact on consumer demand, our operating results and liquidity.*"

Seasonality and Other Factors

Due to the greater demand for air travel during the summer months, revenues in the airline industry in the second and third quarters of the year tend to be greater than revenues in the first and fourth quarters of the year. General economic conditions, fears of terrorism or war, fare initiatives, fluctuations in fuel prices, labor actions, weather, natural disasters, outbreaks of disease and other factors could impact this seasonal pattern. Therefore, our quarterly results of operations are not necessarily indicative of operating results for the entire year, and historical operating results in a quarterly or annual period are not necessarily indicative of future operating results.

Domestic and Global Regulatory Landscape

General

Airlines are subject to extensive domestic and international regulatory requirements. Domestically, the DOT and the Federal Aviation Administration (FAA) exercise significant regulatory authority over air carriers.

The DOT, among other things, oversees and regulates domestic and international codeshare agreements, international route authorities, competition and consumer protection matters including accessibility, the display and sharing of ancillary fee information and refund practices. The Antitrust Division of the DOJ, along with the DOT in certain instances, have jurisdiction over airline antitrust matters.

The FAA similarly exercises safety oversight and regulates most operational matters of our business, including how we operate and maintain our aircraft. FAA requirements cover, among other things,

required technology and necessary onboard equipment; systems, procedures and training necessary to ensure the continuous airworthiness of our fleet of aircraft; safety measures and equipment; crew scheduling limitations and experience requirements; and many other technical aspects of airline operations. Additionally, our pilots and other employees are subject to rigorous certification standards, and our pilots and other crew members must adhere to flight time and rest requirements.

The FAA also controls the national airspace system, including operational rules and fees for air traffic control (ATC) services. The efficiency, reliability and capacity of the ATC network has a significant impact on our costs and on the timeliness of our operations.

The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services.

Airport Access and Operations

Domestically, any U.S. airline authorized by the DOT is generally free to operate scheduled passenger service between any two points within the U.S. and its territories, with the exception of certain airports that require landing and take-off rights and authorizations (slots) and other facilities, and certain airports that impose geographic limitations on operations or curtail operations based on the time of day. Operations at three major domestic airports we serve (JFK and LGA in New York City, and DCA near Washington, D.C.) and many foreign airports we serve (including LHR) are regulated by governmental entities through allocations of slots or similar regulatory mechanisms that limit the rights of carriers to conduct operations at those airports. Each slot represents the authorization to land at or take off from the particular airport during a specified time period. In addition to slot restrictions, operations at DCA and LGA are also limited based on a so-called "perimeter rule" which generally limits the stage length of the flights that can be operated from those airports to 1,250 and 1,500 miles, respectively. Generally, our ability to retain slots is conditioned on the continued use of such slots, and in the absence of use, the slots are subject to forfeiture. In certain circumstances, such as during the COVID-19 pandemic, regulators may issue slot waivers which temporarily suspend or amend slot usage requirements, and we have used slot waivers at times to reduce flying levels given limited demand for travel. We cannot guarantee that such waivers will be made available to us, or that upon expiration or cancellation of such waivers it will be economical for us to resume prior levels of flying to destinations where we have operated a reduced service. If we are forced to surrender slots, we may be unable to provide our desired level of service to or from certain destinations in the future. For more discussion, see Part I, Item 1A. Risk Factors – "*If we are unable to obtain and maintain adequate facilities and infrastructure throughout our system and, at some airports, adequate slots, we may be unable to operate our existing flight schedule and to expand or change our route network in the future, which may have a material adverse impact on our operations.*"

Our ability to provide service can also be impaired at airports, such as Chicago O'Hare International Airport (ORD) and LAX, where the airport gate and other facilities are currently inadequate to accommodate all of the service that we would like to provide, or airports such as Dallas Love Field Airport where we have no access to gates at all.

Existing law also permits domestic local airport authorities to implement procedures and impose restrictions designed to abate noise, provided such procedures and restrictions do not unreasonably interfere with interstate or foreign commerce or the national transportation system. In some instances, these restrictions have caused curtailments in service or increases in operating costs.

Airline Fares, Taxes and User Fees

Airlines are permitted to establish their own domestic fares without governmental regulation. The DOT maintains authority over certain international fares, rates and charges, but only applies this

authority on a limited basis. In addition, international fares and rates are sometimes subject to the jurisdiction of the governments of the foreign countries which we serve.

Airlines are obligated to collect a federal excise tax, commonly referred to as the "ticket tax," on domestic and international air transportation, and to collect other taxes and charge other fees, such as foreign taxes, security fees and passenger facility charges. Although these taxes and fees are not our operating expenses, they represent an additional cost to our customers. These taxes and fees are subject to increase from time to time.

DOT Passenger Protection Rules

The DOT regulates airline interactions with passengers through the ticketing process, at the airport and onboard the aircraft. Among other things, these regulations govern how our fares are displayed online, required customer disclosures, access by disabled passengers, handling of long onboard flight delays and reporting of mishandled bags. In 2023, the DOT is expected to propose or implement a number of new disability regulations that will impact us, including rules for accessible lavatories on single-aisle aircraft, penalties for wheelchair loss or damage and prompt wheelchair assistance. The DOT is also expected to finalize rules requiring refunds for cancellations and significant delays and rules mandating the display of ancillary fees during the initial itinerary search.

International

International air transportation is subject to extensive government regulation, including aviation agreements between the U.S. and other countries or governmental authorities, such as the EU. Moreover, our alliances with international carriers may be subject to the jurisdiction and regulations of various foreign agencies. The U.S. government has negotiated "open skies" agreements with 131 trading partners, which allow unrestricted route authority access between the U.S. and the foreign markets.

In addition, foreign countries impose passenger protection rules, which are analogous to, and often meet or exceed the requirements of, the DOT passenger protection rules discussed above. In cases where these foreign requirements exceed the DOT rules, we may bear additional burdens and liabilities. Further, various foreign airport authorities impose noise and curfew restrictions at their local airports.

Security

Substantially all aspects of civil aviation security in the U.S. or affecting U.S. carriers are controlled or regulated by the federal government through the Transportation Security Administration (TSA). Requirements include flight deck security; carriage of federal air marshals at no charge; enhanced security screening of passengers, baggage, cargo, mail, employees and vendors; fingerprint-based background checks of all employees and vendor employees with access to secure areas of airports; and the provision of certain passenger data to the federal government and other international border security authorities, for security and immigration controls. Funding for the TSA is provided by a combination of air carrier fees, passenger fees and taxpayer funds. Customs and Border Protection, which, like the TSA, is part of the Department of Homeland Security, also promulgates requirements, performs services and collects fees that impact our provision of services. Additionally, we have at times found it necessary or desirable to make significant expenditures to comply with security-related requirements while seeking to reduce their impact on our customers, such as expenditures for automated security screening lines at airports. Our international service further requires us to comply with the civil aviation security regimes imposed at the foreign airports we serve.

Environmental Matters

Environmental Regulation

The airline industry is subject to various laws and government regulations concerning environmental matters in the U.S. and other countries. U.S. federal laws that have a particular impact on our operations include the Airport Noise and Capacity Act of 1990, the Clean Air Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Safe Drinking Water Act and the Comprehensive Environmental Response, Compensation and Liability Act (Superfund Act). The U.S. Environmental Protection Agency (EPA) and other federal agencies have been authorized to promulgate regulations that have an impact on our operations. In addition to these federal activities, various states have been delegated certain authorities under the aforementioned federal statutes. Many state and local governments have adopted environmental laws and regulations which are similar to or stricter than federal requirements.

Revised underground storage tank regulations issued by the EPA in 2015 have affected certain airport fuel hydrant systems, with modifications of such systems needed in order to comply with applicable portions of the revised regulations. In addition, related to the EPA and state regulations pertaining to storm water management, several U.S. airport authorities are actively engaged in efforts to limit discharges of deicing fluid into the environment, often by requiring airlines to participate in the building or reconfiguring of airport deicing facilities. Additionally, compliance with updated federal and state regulations governing fire extinguishing foams are expected to require modification to fire suppression systems that we operate, as well as those maintained by airports. We are evaluating the costs and potential impacts to our business of complying with these new regulations. On November 23, 2022, the EPA also published the final rule for particulate matter emission standards and test procedures for civil aircraft engines, which took effect on December 23, 2022.

The environmental laws to which we are subject include those related to responsibility for potential soil and groundwater contamination. We are conducting investigation and remediation activities to address soil and groundwater conditions at several sites, including airports and maintenance bases. We presently anticipate that the ongoing costs of such activities will not have a material impact on our operations.

We employ an environmental management system that provides a systematic approach for compliance with environmental regulations and management of a broad range of environmental issues, including but not limited to air emissions, hazardous waste, underground tanks, and aircraft water quality.

Aircraft Emissions and Climate Change Requirements

American is subject to the requirements of the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), an international, market-based emissions reduction program adopted by the International Civil Aviation Organization (ICAO) in 2016. CORSIA is intended to achieve carbon-neutral growth in the international aviation sector from 2021 through 2035 by requiring airlines to compensate for the growth in carbon dioxide (CO_2) emissions, relative to a predetermined baseline determined by ICAO, of a significant majority of international flights through the purchase of carbon offsets or the use of low-carbon fuels.

Currently, we expect to be required to purchase carbon offset credits to comply with CORSIA's first "implementation phase" (2024-2026). We do not expect to be required to purchase carbon offset credits beforehand, unless during 2023 the demand for international travel is stronger than expected and exceeds that of 2019.

Our future costs of CORSIA compliance are uncertain because of the difficulty in estimating the return of demand for international air travel in the recovery from the COVID-19 pandemic and the uncertainty with respect to the future supply and price of carbon offset credits and lower-carbon aircraft fuels.

In January 2021, the EPA adopted GHG emission standards for new aircraft engines, which are aligned with the 2017 ICAO aircraft engine GHG emission standards. Like the ICAO standards, the final EPA standards for new aircraft engines would not apply retroactively to engines already on in-service aircraft. These final standards have been challenged by several states and environmental groups, and the Biden Administration has issued an executive order requiring a review of these final standards. On November 15, 2021, the EPA announced that it would not rewrite the existing aircraft engine GHG emissions standards but would seek more for ambitious new aircraft GHG emission standards within the ICAO process. The outcome of the legal challenge and whether there will be any development of new aircraft GHG emissions standards cannot be predicted at this time.

The EC's ReFuelEU Aviation initiative (part of its "Fit for 55" program) included a proposal for the creation of a SAF blending mandate for aviation fuel suppliers set at 2% beginning in 2025 and rising to 63% by 2050, among other requirements. The European Parliament (which has proposed stricter targets in relation to SAF blending percentages for 2050) and the European Council have adopted initial negotiating positions with respect to the ReFuelEU Aviation initiative and are currently in negotiations in relation to the final text of the proposed regulation. Individual EU member states have been developing their own requirements including, for example, a 1% SAF mandate in France that came into force on January 1, 2022. Whether and in what form these regulations will be finalized and the potential effects on our business are uncertain at this time.

All such climate change-related regulatory activity and developments may adversely affect our business and financial results by requiring us to reduce our emissions before cost-effective emissions reduction technologies are available, for example, through requirements to make capital investments to purchase specific types of equipment or technologies, purchase carbon offset credits or otherwise incur additional costs related to our emissions. Such activity may also impact us indirectly by increasing our operating costs, including fuel costs.

For more information on our approach to ESG issues, see our 2021 ESG Report at our website *www.aa.com* under "Environmental, Social and Governance." None of the information or contents of our 2021 ESG Report are incorporated into this Annual Report on Form 10-K.

Impact of Regulatory Requirements on Our Business

Regulatory requirements, including but not limited to those discussed above, affect operations and increase operating costs for the airline industry, including our airline subsidiaries, and future regulatory developments may continue to do the same. For additional information, see Part I, Item 1A. Risk Factors – "*Evolving data security and privacy requirements (in particular, compliance with applicable federal, state and foreign laws relating to handling of personal information about individuals) could increase our costs, and any significant data security or privacy incident could disrupt our operations, harm our reputation, expose us to legal risks and otherwise materially adversely affect our business, results of operations and financial condition," "If we are unable to obtain and maintain adequate facilities and infrastructure throughout our system and, at some airports, adequate slots, we may be unable to operate our existing flight schedule and to expand or change our route network in the future, which may have a material adverse impact on our operations," "Our business is subject to extensive government regulation, which may result in increases in our costs, disruptions to our operations, limits on our operating flexibility, reductions in the demand for air travel, and competitive disadvantages," "The airline industry is heavily taxed," "We are subject to many forms of environmental and noise*

regulation and may incur substantial costs as a result," and *"We are subject to risks associated with climate change, including increased regulation of our CO_2 emissions, changing consumer preferences and the potential increased impacts of severe weather events on our operations and infrastructure."*

Available Information

Use of Websites to Disclose Information

Our website is located at *www.aa.com*. We have made and expect in the future to make public disclosures to investors and the general public of information regarding AAG and its subsidiaries by means of the investor relations section of our website as well as through the use of our social media sites, including Facebook and Twitter. In order to receive notifications regarding new postings to our website, investors are encouraged to enroll on our website to receive automatic email alerts (see *https://americanairlines.gcs-web.com/email-alerts*), "follow" American (@AmericanAir) on Twitter and "like" American on our Facebook page (*www.facebook.com/AmericanAirlines*). None of the information or contents of our website or social media postings is incorporated into this Annual Report on Form 10-K.

Availability of SEC Reports

A copy of this Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports are available free of charge on our website as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at *www.sec.gov*.

GLOSSARY OF TERMS

"2013 Credit Agreement" means the Amended and Restated Credit and Guaranty Agreement dated as of May 21, 2015, among American, AAG, the lenders from time to time party thereto, Deutsche Bank AG New York Branch, as administrative agent, and certain other parties thereto, as amended.

"2013 Credit Facilities" means the 2013 Revolving Facility and 2013 Term Loan Facility provided for by the 2013 Credit Agreement.

"2013 Plan" means the AAG 2013 Incentive Award Plan.

"2013 Revolving Facility" means the revolving credit facility provided for by the 2013 Credit Agreement.

"2013 Term Loan Facility" means the term loan facility provided for under the 2013 Credit Agreement.

"2014 Credit Agreement" means the Amended and Restated Credit and Guaranty Agreement, dated as of April 20, 2015, among American, AAG, the lenders from time to time party thereto, Citibank N.A., as administrative agent, and certain other parties thereto, as amended.

"2014 Credit Facilities" means the 2014 Revolving Facility and the 2014 Term Loan Facility provided for by the 2014 Credit Agreement.

"2014 Revolving Facility" means the revolving credit facility provided for by the 2014 Credit Agreement.

"2014 Term Loan Facility" means the term loan facility provided for by the 2014 Credit Agreement.

"2020 JFK Bonds" means special facility revenue bonds issued on behalf of American by NYTDC in June 2020.

"2021 Form 10-K" means AAG's and American's Annual Report on Form 10-K for the year ended December 31, 2021.

"2021 JFK Bonds" means special facility revenue bonds NYTDC issued in June 2021.

"2021-1 Aircraft" means the 26 aircraft financed or to be financed by American under the 2021-1 Aircraft EETCs.

"2021-1 Aircraft EETCs" means the two pass-through trusts created by American in November 2021 that have issued approximately $960 million aggregate face amount of Series 2021-1 Class A and Class B EETCs.

"2026 Notes" means the AAdvantage Issuers' 5.50% senior secured notes due 2026.

"2029 Notes" means the AAdvantage Issuers' 5.75% senior secured notes due 2029.

"3.75% Senior Notes" mean 3.75% senior notes due 2025 with an aggregate principal amount of $500 million.

"5.000% Senior Notes" means the 5.000% senior notes due in 2022 with an aggregate principal amount of $750 million.

"10.75% Senior Secured Notes" means, collectively, the LGA/DCA Notes and the IP Notes.

"10.75% Senior Secured Notes Closing Date" means September 25, 2020.

"10.75% Senior Secured Notes Collateral" means the IP Collateral and LGA/DCA Collateral.

"11.75% Senior Secured Notes" means the 11.75% senior secured notes due in 2025 with an aggregate principal amount of $2.5 billion.

"11.75% Senior Secured Notes Collateral" means the First Lien 11.75% Senior Secured Notes Collateral and the Second Lien 11.75% Senior Secured Notes Collateral.

"AAdvantage" means the AAdvantage® frequent flyer program.

"AAdvantage Agreements" means the AAdvantage program agreements provided as collateral under the AAdvantage Financing.

"AAdvantage Collateral" means the AAdvantage Agreements (including all payments thereunder) and rights under an intercompany agreement and American's rights to certain data and other intellectual property used in the AAdvantage program (subject to certain exceptions), certain rights under the AAdvantage program, certain deposit accounts that will receive cash under the AAdvantage Agreements, certain reserve accounts, the equity of each of Loyalty Issuer and the SPV Guarantors and substantially all other assets of Loyalty Issuer and the SPV Guarantors.

"AAdvantage Financing" means, collectively, the AAdvantage Notes and the AAdvantage Term Loan Facility.

"AAdvantage Financing Closing Date" means March 24, 2021.

"AAdvantage Guarantees" means the AAdvantage Note Guarantees, together with the full and unconditional guarantee of the AAdvantage Loans by the AAdvantage Guarantors.

"AAdvantage Guarantors" means the SPV Guarantors and AAG.

"AAdvantage Indenture" means the indenture, dated as of March 24, 2021, by and among the AAdvantage Issuers, the AAdvantage Guarantors and Wilmington Trust, National Association, as trustee and as collateral custodian.

"AAdvantage Issuers" means the Loyalty Issuer and American.

"AAdvantage Loans" means the $3.5 billion of term loans provided pursuant to the AAdvantage Term Loan Facility.

"AAdvantage Note Guarantees" means the full and unconditional guarantee of the AAdvantage Notes by the AAdvantage Guarantors.

"AAdvantage Notes" means, collectively, the 2026 Notes and the 2029 Notes.

"AAdvantage Payment Date" means, with respect to the payment of interest on the AAdvantage Notes and AAdvantage Loans, the 20th day of each January, April, July and October.

"AAdvantage Term Loan Facility" means the $3.5 billion term loan facility provided pursuant to the term loan credit and guaranty agreement, dated as of March 24, 2021, with Barclays Bank PLC, as administrative agent, Wilmington Trust, National Association, as collateral administrator, and the lenders party thereto.

"AAG", "we", "us", "our" and similar terms means American Airlines Group Inc. and its consolidated subsidiaries.

"AAL" means the trading symbol under which AAG common stock is listed and traded on the Nasdaq Global Select Market.

"AFA" means Association of Flight Attendants-CWA.

"Air Wisconsin" means Air Wisconsin Airlines LLC.

"ALPA" means Air Line Pilots Association.

"American" means American Airlines, Inc., a wholly-owned subsidiary of AAG.

"American Eagle" means our regional carriers, including our wholly-owned regional carriers Envoy, PSA and Piedmont, as well as third-party regional carriers including Air Wisconsin, Mesa, Republic and SkyWest.

"AMR" or "AMR Corporation" means AMR Corporation and is used to reference AAG during the period of time prior to its emergence from Chapter 11 and the Merger.

"AOCI" means accumulated other comprehensive income (loss).

"APA" means Allied Pilots Association.

"APFA" means Association of Professional Flight Attendants.

"April 2016 Credit Agreement" means the Credit and Guaranty Agreement, dated as of April 29, 2016, among American, AAG, the lenders from time to time party thereto, Barclays Bank PLC, as administrative agent, and certain other parties thereto, as amended.

"April 2016 Credit Facilities" means the April 2016 Revolving Facility and April 2016 Spare Parts Term Loan Facility provided for by the 2016 Credit Agreement.

"April 2016 Revolving Facility" means the revolving credit facility provided for by the April 2016 Credit Agreement.

"April 2016 Spare Parts Term Loan Facility" means the term loan facility provided for by the April 2016 Credit Agreement.

"ARP" means the American Rescue Plan Act of 2021.

"ASM" means available seat mile and is a basic measure of production. One ASM represents one seat flown one mile.

"ASU" means Accounting Standards Update.

"ATC" means air traffic control.

"ATC system" means the U.S. National Airspace System.

"Aviation Act" means subtitle VII of Title 49 of the United States Code, as amended.

"Bankruptcy Court" means the United States Bankruptcy Court for the Southern District of New York.

"Base Indenture" means the indenture, dated as of June 25, 2020, between AAG and the Convertible Notes Trustee.

"BOS" means Boston Logan International Airport.

"Bylaws" means AAG's Amended and Restated Bylaws, as amended.

"CARES Act" means the Coronavirus Aid, Relief, and Economic Security Act.

"CASM" means total operating cost per available seat mile and is equal to total operating expenses divided by ASMs.

"CBAs" means collective bargaining agreements.

"CEO" means Chief Executive Officer.

"CFO" means Chief Financial Officer.

"China Southern Airlines" means China Southern Airlines Company Limited.

"CMA" means the United Kingdom Competition and Markets Authority.

"CO_2" means carbon dioxide.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" means AAG and its consolidated subsidiaries.

"Convertible Notes" means AAG's 6.50% convertible senior notes due 2025.

"Convertible Notes Indenture" means the Base Indenture and the Convertible Notes Supplemental Indenture.

"Convertible Notes Guarantee" means the full and unconditional guarantee of the Convertible Notes by American.

"Convertible Notes Supplemental Indenture" means the first supplemental indenture, dated as of June 25, 2020, among AAG, American and the Convertible Notes Trustee.

"Convertible Notes Trustee" means Wilmington Trust, National Association, as trustee with respect to the Convertible Notes.

"CORSIA" means the Carbon Offsetting and Reduction Scheme for International Aviation.

"COVID-19" refers to a respiratory illness first detected in 2019 and the ensuing global pandemic that remains ongoing as of the date of this report.

"Credit Facilities" means, collectively, the 2013 Credit Facilities, 2014 Credit Facilities and April 2016 Credit Facilities.

"CWA" means Communications Workers of America.

"CWA-IBT" means the Airline Employees Customer Service Association – Communications Workers of America and International Brotherhood of Teamsters.

"DCA" means Ronald Reagan Washington National Airport.

"DCR" means disputed claims reserve, a reserve established by the Bankruptcy Court, pursuant to the Plan, to hold shares of AAG common stock for issuance to disputed claimholders as of the Effective Date or, alternatively, to former holders of AMR common stock or former holders of certain AMR convertible notes.

"DC Court" means the Federal District Court for the District of Columbia.

"December 2016 Credit Agreement" means the Credit and Guaranty Agreement dated as of December 15, 2016, among American, AAG, the lenders from time to time party thereto, Citibank N.A., as administrative agent, and certain other parties thereto, as amended.

"December 2016 Term Loan Facility" means the term loan facility provided for under the December 2016 Credit Agreement.

"DEI" means diversity, equity and inclusion.

"DOJ" means the United States Department of Justice.

"DOT" means the United States Department of Transportation.

"DOT Agreement" means the agreement reached between the DOT, American, and JetBlue in January 2021, following the termination of DOT's review of the NEA.

"EC" means the European Commission.

"EETC" means enhanced equipment trust certificate.

"Effective Date" means December 9, 2013.

"Eighth Amendment" means the Eighth Amendment entered into in January 2020 to the 2014 Credit Agreement.

"Envoy" means Envoy Air Inc.

"EPA" means the U.S. Environmental Protection Agency.

"EPS" means earnings (loss) per common share.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"Ethics Standards" means AAG's and American's Standards of Business Conduct.

"EU" means European Union.

"EU-UK Trade and Cooperation Agreement" means the trade and cooperation agreement between the EU and United Kingdom.

"EWR" means Newark Liberty International Airport.

"Exchange Act" means Securities Exchange Act of 1934, as amended.

"FAA" means Federal Aviation Administration.

"First Lien 11.75% Senior Secured Notes Collateral" means certain assets, rights and properties utilized by American in providing its scheduled air carrier services to and from certain airports in the United States and certain airports in Australia, Canada, the Caribbean, Central America, China, Hong Kong, Japan, Mexico, South Korea, and Switzerland which are used to secure the 11.75% Senior Secured Notes on a first-lien basis.

"GAAP" means generally accepted accounting principles in the U.S.

"GDS" means global distribution system.

"GHG" means greenhouse gas.

"GOL" means GOL Linhas Aéreas Inteligentes S.A.

"holdback" means an amount of cash held by our credit card processors in certain circumstances (including, with respect to certain agreements, our failure to maintain certain levels of liquidity).

"HoldCo2" means AAdvantage Holdings 2, Ltd., a Cayman Islands exempted company incorporated with limited liability and an indirect wholly owned subsidiary of American and the direct parent of Loyalty Issuer.

"IAM" means International Association of Machinists & Aerospace Workers.

"IAM Pension Fund" means the IAM National Pension Fund.

"IBT" means International Brotherhood of Teamsters.

"ICAO" means International Civil Aviation Organization.

"IP Collateral" means certain intellectual property of American, including the "American Airlines" trademark and the "aa.com" domain name in the United States and certain foreign jurisdictions, to which American has given a first lien security interest to secure the IP Notes.

"IP Licenses" means the series of intercompany license agreements pursuant to which an exclusive, irrevocable (subject to certain termination rights), perpetual, worldwide, royalty-bearing sublicense to use American's rights to certain data and other intellectual property used in the AAdvantage program (subject to certain exceptions) which was granted indirectly by Loyalty Issuer to American.

"IP Notes" means American's $1.0 billion in initial principal amount of 10.75% senior secured IP notes.

"IP Notes Indenture" means the indenture, dated as of September 25, 2020, by and among American, AAG and Wilmington Trust, National Association, as trustee and as collateral trustee, pursuant to which the IP Notes were issued.

"IRA" means the Inflation Reduction Act.

"JetBlue" means JetBlue Airways Corporation.

"JetSMART" means JetSmart Airlines SpA.

"JFK" means John F. Kennedy International Airport.

"LAWA" means the Los Angeles World Airports.

"LAX" means Los Angeles International Airport.

"LGA/DCA Collateral" means certain slots related to American's operations at LGA and DCA and certain other assets that are used as (a) a first lien security interest to secure the LGA/DCA Notes and (b) a second lien security interest to secure the IP Notes.

"LGA/DCA Notes" means American's $200 million in initial principal amount of 10.75% senior secured LGA/DCA notes.

"LGA/DCA Notes Indenture" means the indenture, dated as of September 25, 2020, by and among American, AAG and Wilmington Trust, National Association, as trustee and as collateral trustee, pursuant to which the LGA/DCA Notes were issued.

"LGA" means LaGuardia Airport.

"LGW" or "London Gatwick" means London Gatwick Airport.

"LHR" or "London Heathrow" means London Heathrow Airport.

"LIBOR" means the London interbank offered rate for deposits of U.S. dollars.

"Loyalty Issuer" means AAdvantage Loyalty IP Ltd., a Cayman Islands exempted company incorporated with limited liability and an indirect wholly owned subsidiary of American and co-issuer of the AAdvantage Notes.

"LTV" means loan to value ratio.

"Mainline" means the operations of American and excludes regional operations.

"Merger" means the merger of US Airways Group and AMR Corporation on December 9, 2013.

"Mesa" means Mesa Airlines, Inc.

"NEA" means Northeast Alliance arrangement between American and JetBlue.

"NMB" means National Mediation Board.

"NOLs" means net operating losses.

"NYTDC" means the New York Transportation Development Corporation.

"ORD" means Chicago O'Hare International Airport.

"OSHA" means Occupational Health and Safety Administration.

"OTAs" means online travel agents.

"PAFCA" means Professional Airline Flight Control Association.

"Passenger load factor" means the percentage of available seats that are filled with revenue passengers.

"PCAOB" means the Public Company Accounting Oversight Board in the U.S.

"PEB" means Presidential Emergency Board.

"PFAS" means per- and polyfluoroalkyl substances.

"Piedmont" means Piedmont Airlines, Inc.

"PRASM" means passenger revenue per available seat mile and is equal to passenger revenues divided by ASMs.

"Proxy Statement" means American Airlines Group Inc.'s Proxy Statement for the 2023 Annual Meeting of Stockholders of American Airlines Group Inc., certain sections of which are incorporated by reference into this report.

"PSA" means PSA Airlines, Inc.

"PSP Agreements" means the payroll support program agreements entered into by the Subsidiaries with Treasury under the CARES Act, PSP Extension Law and ARP.

"PSP Financial Assistance" means the portion of financial assistance received from Treasury pursuant to the PSP Agreements that is not allocated to the PSP Warrants or the PSP Promissory Notes.

"PSP Promissory Notes" means the promissory notes issued to Treasury in connection with the PSP Agreements.

"PSP Warrants" means the warrants issued or to be issued to Treasury pursuant to the PSP Agreements.

"PSP1" means the payroll support program established under the CARES Act.

"PSP1 Promissory Note" means the promissory note issued to Treasury in connection with PSP1.

"PSP1 Warrant Agreement" means the agreement entered into between AAG and Treasury in connection with the Payroll Support Program Agreement entered into by the Subsidiaries with Treasury on April 20, 2020, pursuant to which AAG issued PSP1 Warrants to Treasury to purchase up to an aggregate of approximately 14.0 million shares of AAG common stock.

"PSP1 Warrants" means the warrants issued or to be issued to Treasury pursuant to the PSP1 Warrant Agreement.

"PSP2" means the payroll support program established under the PSP Extension Law.

"PSP2 Promissory Note" means the promissory note issued to Treasury in connection with PSP2.

"PSP2 Warrant Agreement" means the agreement entered into between AAG and Treasury in connection with the Payroll Support Program Extension Agreement entered into by the Subsidiaries with Treasury on January 15, 2021, pursuant to which AAG issued PSP2 Warrants to Treasury to purchase up to an aggregate of approximately 6.6 million shares of AAG common stock.

"PSP2 Warrants" means the warrants issued or to be issued to Treasury pursuant to the PSP2 Warrant Agreement.

"PSP3" means the payroll support program established under the ARP.

"PSP3 Promissory Note" means the promissory note issued to Treasury in connection with PSP3.

"PSP3 Warrant Agreement" means the agreement entered into between AAG and Treasury in connection with the Payroll Support Program Agreement entered into by the Subsidiaries with Treasury on April 23, 2021, pursuant to which AAG issued PSP3 Warrants to Treasury to purchase up to an aggregate of approximately 4.4 million shares of AAG common stock.

"PSP3 Warrants" means the warrants issued or to be issued to Treasury pursuant to the PSP3 Warrant Agreement.

"PSP Extension Law" means Subtitle A of Title IV of Division N of the Consolidated Appropriations Act, 2021.

"Rehabilitation Plan" means the rehabilitation plan adopted by the IAM Pension Fund on April 17, 2019.

"Republic" means Republic Airways Inc.

"Republic Holdings" means Republic Airways Holdings Inc., the parent company of Republic.

"RLA" means Railway Labor Act.

"ROU" means right-of-use.

"RPM" or "RPMs" means revenue passenger mile or miles and is a basic measure of sales volume. One RPM represents one passenger flown one mile.

"RSUs" means restricted stock units.

"S&P" means Standard and Poor's Financial Services, LLC.

"SAF" means sustainable aviation fuel.

"SAIB" means special airworthiness information bulletin.

"SBTi" means Science Based Targets initiative.

"SEC" means Securities and Exchange Commission.

"Second Lien 11.75% Senior Secured Notes Collateral" means certain assets, rights and properties utilized by American in providing its scheduled air carrier services to and from certain airports in the United States and certain airports in the European Union and the United Kingdom which are used to secure the 11.75% Senior Secured Notes on a second-lien basis.

"Section 382" means Section 382 of the Internal Revenue Code.

"Securities Act" means the Securities Act of 1933, as amended.

"SkyWest" means SkyWest Airlines, Inc.

"slots" means landing and take-off rights and authorizations, as required by certain airports.

"SMS" means Safety Management System.

"SOFR" means the Secured Overnight Financing Rate.

"SPV Guarantors" means AAdvantage Holdings 1, Ltd. a Cayman Islands exempted company incorporated with limited liability and a direct wholly-owned subsidiary of American, (ii) AAdvantage Holdings 2, Ltd., a Cayman Islands exempted company incorporated with limited liability and an indirect wholly-owned subsidiary of American and the direct parent of Loyalty Issuer, and (iii) certain Luxembourg limited liability companies and partnerships that are direct or indirect subsidiaries of Loyalty Issuer and which fully and unconditionally guarantee the AAdvantage Financing.

"SRM" means Safety Risk Management.

"Subsidiaries" means American, Envoy, PSA and Piedmont, each a wholly-owned subsidiary of AAG.

"Superfund Act" means Comprehensive Environmental Response, Compensation and Liability Act.

"Tax Benefits Preservation Plan" means the tax benefits preservation plan adopted by the Board of Directors of AAG in December 2021 in order to preserve the Company's ability to use its NOLs and certain other tax attributes to reduce potential future income tax obligations.

"TRASM" means the total revenue per available seat mile and is equal to the total revenues divided by total mainline and third-party regional carrier ASMs.

"Treasury" means the U.S. Department of the Treasury.

"Treasury Loan Agreement" means the Loan and Guarantee Agreement, dated as of September 25, 2020, between AAG, American and Treasury which provides for the Treasury Term Loan Facility.

"Treasury Loan Closing Date" means September 25, 2020.

"Treasury Loan Warrant Agreement" means the warrant agreement, dated as of September 25, 2020, between AAG and Treasury entered into in connection with the Treasury Loan Agreement, pursuant to which AAG issued Treasury Loan Warrants to Treasury to purchase shares of AAG common stock.

"Treasury Loan Warrants" means the warrants issued to Treasury pursuant to the Treasury Loan Warrant Agreement.

"Treasury Loan Warrant Shares" means the shares of AAG common stock which Treasury will have the right to purchase pursuant to Treasury Loan Warrants issued by AAG in accordance with the Treasury Loan Warrant Agreement.

"Treasury Term Loan Facility" means the term loan facility provided for under the Treasury Loan Agreement.

"TSA" means Transportation Security Administration.

"TWU" means Transport Workers Union.

"TWU-IAM Association" means Transport Workers Union and International Association of Machinists & Aerospace Workers.

"US Airways Group" means US Airways Group, Inc. and its consolidated subsidiaries.

"Vertical" means Vertical Aerospace Ltd.

"Yield" means a measure of airline revenue derived by dividing passenger revenue by RPMs.

ITEM 1A. RISK FACTORS

Below are certain risk factors that may affect our business, results of operations and financial condition, or the trading price of our common stock or other securities. We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risks and uncertainties emerge from time to time. Management cannot predict such new risks and uncertainties, nor can it assess the extent to which any of the risk factors below or any such new risks and uncertainties, or any combination thereof, may impact our business.

Risks Related to our Business and Industry

Downturns in economic conditions could adversely affect our business.

Due to the discretionary nature of business and leisure travel spending and the highly competitive nature of the airline industry, our revenues are heavily influenced by the condition of the U.S. economy and economies in other regions of the world. Unfavorable conditions in these broader economies have resulted, and may result in the future, in decreased passenger demand for air travel, changes in booking practices and related reactions by our competitors, all of which in turn have had, and may have in the future, a strong negative effect on our business. For example, the COVID-19 pandemic and associated decline in economic activity and increase in unemployment levels had a severe and prolonged effect on the global economy generally and, in turn, resulted in a prolonged period of depressed demand for air travel. In addition, a rapid economic expansion following the height of the COVID-19 pandemic resulted in significant inflationary pressures and volatility in certain currencies, which have increased our costs for aircraft fuel, wages and benefits and other goods and services we require to operate our business, as well as increasing the interest expense on our variable-rate indebtedness.

We will need to obtain sufficient financing or other capital to operate successfully.

Our business plan contemplates continued significant investments related to our fleet, improving the experience of our customers and updating our facilities. Significant capital resources will be required to execute this plan. We estimate that, based on our commitments as of December 31, 2022, our planned aggregate expenditures for aircraft purchase commitments and certain engines on a consolidated basis for calendar years 2023 through 2027 would be approximately $12.3 billion. We may also require financing to refinance maturing obligations and to provide liquidity to fund other corporate requirements. Accordingly, we will need substantial liquidity, financing or other capital resources to finance such aircraft and engines and meet such other liquidity needs. If needed, it may be difficult for us to raise additional capital on acceptable terms, or at all, due to, among other factors: our substantial level of existing indebtedness, particularly following the additional liquidity transactions completed in response to the impact of the COVID-19 pandemic; our non-investment grade credit rating; volatile or otherwise unfavorable market conditions; and the availability of assets to use as collateral for loans or other indebtedness, which has been reduced significantly as a result of certain financing transactions we have undertaken since the beginning of 2020 and may be further reduced. If we are unable to arrange any such required financing at customary advance rates and on terms and conditions acceptable to us, we may need to use cash from operations or cash on hand to purchase aircraft and engines or fund our other corporate requirements, or may seek to negotiate deferrals for such aircraft and engines with the applicable manufacturers or otherwise defer corporate obligations. Depending on numerous factors applicable at the time we seek capital, many of which are out of our control, such as the state of the domestic and global economies, the capital and credit markets' view of our prospects and the airline industry in general, and the general availability of debt and equity capital, the financing or other capital resources that we will need may not be available to us, or may be available only on onerous terms and conditions. There can be no assurance that we will be successful in obtaining financing or other needed sources of capital to operate successfully or to fund our committed

expenditures. An inability to obtain necessary financing on acceptable terms would limit our ability to execute necessary capital projects and would have a material adverse impact on our business, results of operations and financial condition.

Our high level of debt and other obligations may limit our ability to fund general corporate requirements and obtain additional financing, may limit our flexibility in responding to competitive developments and may cause our business to be vulnerable to adverse economic and industry conditions.

We have significant amounts of indebtedness and other financial obligations, including pension obligations, obligations to make future payments on flight equipment and property leases related to airport and other facilities, and substantial non-cancelable obligations under aircraft and related spare engine purchase agreements. Moreover, currently a very significant portion of our assets are pledged to secure our indebtedness. Our substantial indebtedness and other obligations, which are generally greater than the indebtedness and other obligations of our competitors, could have important consequences. For example, they may:

- make it more difficult for us to satisfy our obligations under our indebtedness;

- limit our ability to obtain additional funding for working capital, capital expenditures, acquisitions, investments and general corporate purposes, and adversely affect the terms on which such funding can be obtained;

- require us to dedicate a substantial portion of our liquidity or cash flow from operations to payments on our indebtedness and other obligations, thereby reducing the funds available for other purposes;

- make us more vulnerable to economic downturns, industry conditions and catastrophic external events, particularly relative to competitors with lower relative levels of financial leverage;

- significantly constrain our ability to respond, or respond quickly, to unexpected disruptions in our own operations, the U.S. or global economies, or the businesses in which we operate, or to take advantage of opportunities that would improve our business, operations, or competitive position versus other airlines;

- limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions;

- bear interest at floating rates, subjecting us to volatility in interest expenses as interest rates fluctuate;

- contain covenants requiring us to maintain an aggregate of at least $2.0 billion of unrestricted cash and cash equivalents and amounts available to be drawn under revolving credit facilities and collateral coverage ratios and peak debt service coverage ratios; and

- contain restrictive covenants that could, among other things:

  - limit our ability to merge, consolidate, sell assets, incur additional indebtedness, issue preferred stock, make investments and pay dividends; and

  - if breached, result in an event of default under our indebtedness.

In addition, since the onset of the COVID-19 pandemic we have been required to obtain a significant amount of additional financing from a variety of sources and we cannot guarantee that we will not need to obtain additional financing in the future. Such financing may include the issuance of additional unsecured or secured debt securities, equity securities and equity-linked securities as well as additional bilateral and syndicated secured and/or unsecured credit facilities, among other items. There

can be no assurance as to the timing of any such financing transactions, which may be in the near term, or that we will be able to obtain such additional financing on favorable terms, or at all. Any such actions may be material in nature, could result in the incurrence and issuance of significant additional indebtedness or equity and could impose significant covenants and restrictions to which we are not currently subject. In particular, in connection with the financial assistance we have received through the payroll support program established under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) (PSP1), the payroll support program established under the Subtitle A of Title IV of Division N of the Consolidated Appropriations Act, 2021 (PSP Extension Law) (PSP2) and the payroll support program established under the American Rescue Plan Act of 2021 (ARP) (PSP3), we are required to comply with the relevant provisions of the CARES Act, the PSP Extension Law and the ARP, respectively, including the requirement that funds provided pursuant to PSP1, PSP2 and PSP3 be used exclusively for the continuation of payment of eligible employee wages, salaries and benefits; and restrictions on the payment of certain executive compensation until April 1, 2023. Additionally, under PSP1, PSP2 and PSP3, we and certain of our subsidiaries are subject to substantial and continuing reporting obligations. The substance and duration of these restrictions may materially affect our operations, and we may not be successful in managing these impacts. Moreover, as a result of the financing activities we undertook in response to the COVID-19 pandemic, the number of financings with respect to which such covenants and provisions apply has increased, thereby subjecting us to more substantial risk of cross-default and cross-acceleration in the event of breach, and additional covenants and provisions could become binding on us as we continue to seek additional liquidity.

The obligations discussed above, including those imposed as a result of the CARES Act, the PSP Extension Law, the ARP and any additional financings we may be required to undertake, could also impact our ability to obtain additional financing, if needed, and our flexibility in the conduct of our business, and could materially adversely affect our liquidity, results of operations and financial condition.

Further, a substantial amount of our long-term indebtedness bears interest at fluctuating interest rates, primarily based on the London interbank offered rate (LIBOR) for deposits of U.S. dollars. LIBOR tends to fluctuate based on general short-term interest rates, rates set by the U.S. Federal Reserve and other central banks, the supply of and demand for credit in the London interbank market and general economic conditions. We have not hedged our interest rate exposure with respect to our floating rate debt. Accordingly, our interest expense for any particular period will fluctuate based on LIBOR and other variable interest rates. In 2022, in response to rising inflation which coincided with a rapid rebound of economic activity as governments lifted restrictions and economies reopened following the COVID-19 pandemic, central banks around the world—including the U.S. Federal Reserve, the European Central Bank and the Bank of England—commenced a cycle of raising interest rates, which has consequently increased the interest we pay on our floating-rate indebtedness. To the extent the interest rates applicable to our floating rate debt increase, our interest expense will increase, in which event we may have difficulties making interest payments and funding our other fixed costs, and our available cash flow for general corporate requirements may be adversely affected.

On July 27, 2017, the U.K. Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. The discontinuation date for submission and publication of rates for certain tenors of USD LIBOR (1-month, 3-month, 6-month and 12-month) was subsequently extended by the ICE Benchmark Administration (the administrator of LIBOR) until June 30, 2023. It is not possible to predict what rate or rates may become the predominant alternative to LIBOR, or what effect these changes in views or alternatives may have on financial markets for LIBOR-linked financial instruments. While the U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, has chosen the Secured Overnight Financing Rate (SOFR), and specifically Term SOFR, as the recommended risk-free reference rate for the U.S. (calculated based on repurchase agreements backed by treasury

securities), we cannot currently predict the extent to which this index will gain widespread acceptance as a replacement for LIBOR. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom, the United States or elsewhere. See also the discussion of interest rate risk in Part II, Item 7A. Quantitative and Qualitative Disclosures About Market Risk – *"Interest."*

As of December 31, 2022, we had $9.2 billion of borrowings with interest rates linked to LIBOR. We have commenced the process of amending our LIBOR-based financing agreements to transition them to successor reference rates in anticipation of LIBOR's discontinuation, but we may not be able to reach agreements with all affected lenders, or to do so on favorable terms. Additionally, the replacement of LIBOR with a comparable or successor rate could cause the amount of interest payable on our long-term debt to be different or higher than expected.

We have significant pension and other postretirement benefit funding obligations, which may adversely affect our liquidity, results of operations and financial condition.

Our pension funding obligations are significant. The amount of our pension funding obligations will depend on the performance of investments held in trust by the pension plans, interest rates for determining liabilities and actuarial experience. We also have significant obligations for retiree medical and other postretirement benefits.

Additionally, we participate in the IAM National Pension Fund (the IAM Pension Fund). The funding status of the IAM Pension Fund is subject to the risk that other employers may not meet their obligations, which under certain circumstances could cause our obligations to increase. On March 29, 2019, the actuary for the IAM Pension Fund certified that the fund was in "endangered" status despite reporting a funded status of over 80%. Additionally, the IAM Pension Fund's Board voluntarily elected to enter into "critical" status on April 17, 2019. Upon entry into critical status, the IAM Pension Fund was required by law to adopt a rehabilitation plan aimed at restoring the financial health of the pension plan and did so on April 17, 2019 (the Rehabilitation Plan). Under the Rehabilitation Plan, American was subject to an immaterial contribution surcharge, which ceased to apply June 14, 2019 upon American's mandatory adoption of a contribution schedule under the Rehabilitation Plan. The contribution schedule requires 2.5% annual increases to its contribution rate. This contribution schedule will remain in effect through the earlier of December 31, 2031 or the date the IAM Pension Fund emerges from critical status. Furthermore, if we were to withdraw from the IAM Pension Fund, if the IAM Pension fund were to terminate, or if the IAM Pension Fund were to undergo a mass withdrawal, we could be subject to liability as imposed by law.

If our financial condition worsens, provisions in our credit card processing and other commercial agreements may adversely affect our liquidity.

We have agreements with companies that process customer credit card transactions for the sale of air travel and other services. These agreements allow these credit card processing companies, under certain conditions (including, with respect to certain agreements, our failure to maintain certain levels of liquidity), to hold an amount of our cash (referred to as a holdback) equal to some or all of the advance ticket sales that have been processed by that credit card processor, but for which we have not yet provided the air transportation. Additionally, such credit card processing companies may require cash or other collateral reserves to be established. These credit card processing companies are not currently entitled to maintain any holdbacks pursuant to these requirements. These holdback requirements can be implemented at the discretion of the credit card processing companies upon the occurrence of specific events, including material adverse changes in our financial condition or the triggering of a liquidity covenant. The imposition of holdback requirements, up to and including 100% of relevant advanced ticket sales, would materially reduce our liquidity. Likewise, other of our commercial

agreements contain provisions that allow other counterparties to impose less-favorable terms, including the acceleration of amounts due, in the event of material adverse changes in our financial condition. For example, we maintain certain letters of credit, insurance- and surety-related agreements under which counterparties may require collateral, including cash collateral.

The loss of key personnel upon whom we depend to operate our business or the inability to attract and develop additional qualified personnel could adversely affect our business.

We believe that our future success will depend in large part on our ability to attract, develop and retain highly qualified management, technical and other personnel. Retaining and recruiting people with the appropriate skills is particularly challenging as the economy in general, and the airline industry in particular, continue to recover from the COVID-19 pandemic, resulting in competition for the human resources necessary to operate our business successfully. We may not be successful in attracting, developing or retaining key personnel or other highly qualified personnel. Among other things, the CARES Act, the PSP Extension Law and the ARP impose significant restrictions on executive compensation, which will remain in place until April 1, 2023. Such restrictions, over time, will likely result in lower executive compensation in the airline industry than is prevailing in other industries, creating increasing retention challenges in the case of executives presented with alternative, non-airline opportunities. In addition, competition for skilled personnel has intensified and may continue to intensify if overall industry capacity continues to increase and/or we were to incur attrition at levels higher than we have historically. Any inability to attract, develop and retain significant numbers of qualified management and other personnel would have a material adverse effect on our business, results of operations and financial condition.

Our business has been and will continue to be affected by many changing economic and other conditions beyond our control, including global events that affect travel behavior, and our results of operations could be volatile and fluctuate due to seasonality.

Our business, results of operations and financial condition have been and will continue to be affected by many changing economic and other conditions beyond our control, including, among others:

- actual or potential changes in international, national, regional and local economic, business and financial conditions, including recession, inflation and higher interest rates;

- the occurrence of wars, terrorist attacks and political instability;

- changes in consumer preferences, perceptions, spending patterns and demographic trends;

- changes in the competitive environment due to industry consolidation, changes in airline alliance affiliations and other factors;

- actual or potential disruptions to the U.S. National Airspace System (the ATC system);

- increases in costs of safety, security and environmental measures;

- outbreaks of diseases that affect travel behavior, such as occurred during the COVID-19 pandemic; and

- weather and natural disasters, including increases in frequency, severity or duration of such disasters, and related costs caused by more severe weather due to climate change.

The COVID-19 pandemic, along with the measures governments and private organizations worldwide implemented in an attempt to contain its spread, resulted in significant volatility in demand for air travel, which adversely affected our business, operations and financial condition to an unprecedented extent and for a prolonged period. Measures implemented during the COVID-19 pandemic—such as travel restrictions, including testing regimes, "stay at home" and quarantine orders,

limitations on public gatherings, cancellation of public events and many others—initially resulted in a precipitous decline in demand for both domestic and international business and leisure travel. Additionally, the COVID-19 pandemic necessitated changes in business practices which may persist. For example, businesses and other travelers may continue to forego air travel in favor of remote or flexible working policies and communication alternatives such as videoconferencing. In addition, businesses may seek to reduce travel costs by requiring the purchase of less expensive tickets, thereby potentially impacting our average revenue per available seat mile. In response to this material deterioration in demand, we took a number of aggressive actions to ameliorate the impacts to our business, operations and financial condition. While cases have declined globally and many governments have loosened or lifted COVID-related travel restrictions, the duration and severity of the COVID-19 pandemic—including the emergence and spread of any new variants—and its after effects remain uncertain, and there can be no assurance that any mitigating actions we take in response will be sufficient to avert a deterioration in our business, financial condition and results of operations.

In addition to the effects of the COVID-19 pandemic, an outbreak of another contagious disease— such as has occurred in the past with the Ebola virus, Middle East Respiratory Syndrome, Severe Acute Respiratory Syndrome, H1N1 influenza virus, avian flu, Zika virus or any other similar illness—if it were to become associated with air travel or persist for an extended period, could materially affect the airline industry and us by reducing revenues and adversely impacting our operations and passengers' travel behavior. As a result of these or other conditions beyond our control, our results of operations could be volatile and subject to rapid and unexpected change. In addition, due to generally weaker demand for air travel during the winter, our revenues in the first and fourth quarters of the year could be weaker than revenues in the second and third quarters of the year.

Union disputes, employee strikes and other labor-related disruptions, or our inability to otherwise maintain labor costs at competitive levels and hire and retain a sufficient number of employees may adversely affect our operations and financial performance.

Relations between air carriers and labor unions in the U.S. are governed by the RLA. Under the RLA, CBAs generally contain "amendable dates" rather than expiration dates, and the RLA requires that a carrier maintain the existing terms and conditions of employment following the amendable date through a multi-stage and usually lengthy series of bargaining processes overseen by the NMB. As of December 31, 2022, approximately 87% of our employees were represented for collective bargaining purposes by labor unions, and 48% were covered by CBAs that are currently amendable or that will become amendable within one year. For the dates that the CBAs with our major work groups become amendable under the RLA, see Part I, Item 1. Business – *"Our People—Labor Relations."*

In the case of a CBA that is amendable under the RLA, if no agreement is reached during direct negotiations between the parties, either party may request that the NMB appoint a federal mediator. The RLA prescribes no timetable for the direct negotiation and mediation processes, and it is not unusual for those processes to last for many months or even several years. If no agreement is reached in mediation, the NMB in its discretion may declare that an impasse exists and proffer binding arbitration to the parties. Either party may decline to submit to arbitration, and if arbitration is rejected by either party, a 30-day "cooling off" period commences. During or after that period, a Presidential Emergency Board (PEB) may be established, which examines the parties' positions and recommends a solution. The PEB process lasts for 30 days and is followed by another 30-day "cooling off" period. At the end of this "cooling off" period, unless an agreement is reached or action is taken by Congress, the labor organization may exercise "self-help," such as a strike, which could materially adversely affect our business, results of operations and financial condition.

None of the unions representing our employees presently may lawfully engage in concerted slowdowns or refusals to work, such as strikes, sick-outs or other similar activity, against us.

Nonetheless, there is a risk that employees, either with or without union involvement, could engage in one or more concerted refusals to work that could individually or collectively harm the operation of our airline and impair our financial performance. Additionally, some of our unions have brought and may continue to bring grievances to binding arbitration, including those related to wages. If successful, there is a risk these arbitral avenues could result in material additional costs that we did not anticipate. See also Part I, Item 1. Business – *"Our People—Labor Relations."*

Currently, we believe our labor costs are generally competitive relative to the other large network carriers. However, personnel shortages, in particular for pilots, and general wage inflation stand to impact our labor costs moving forward. Certain of our competitors have recently concluded agreements with their pilots' unions which include significant increases in pay and benefits. We are currently in negotiations for several important new labor agreements, including with our mainline pilots, and we anticipate that any new contracts we agree with our labor groups will likewise include material increases in salaries and other benefits, which will significantly increase our labor expense.

If we encounter problems with any of our third-party regional operators or third-party service providers, our operations could be adversely affected by a resulting decline in revenue or negative public perception about our services.

A significant portion of our regional operations are conducted by third-party operators on our behalf, substantially all of which are provided for under capacity purchase agreements. Due to our reliance on third parties to provide these essential services, we are subject to the risk of disruptions to their operations, which has in the past and may in the future result from many of the same risk factors disclosed in this report, such as the impact of adverse economic conditions, the inability of third parties to hire or retain skilled personnel, including in particular pilots and mechanics, and other risk factors, such as an out-of-court or bankruptcy restructuring of any of our regional operators. Several of these third-party regional operators provide significant regional capacity that we would be unable to replace in a short period of time should that operator fail to perform its obligations to us. Disruptions to capital markets, shortages of pilots, mechanics and other skilled personnel and adverse economic conditions in general have subjected certain of these third-party regional operators to significant financial pressures, which have in the past and may in the future lead to bankruptcies among these operators. In particular, the severe decline in demand for air travel resulting from the COVID-19 pandemic and related governmental restrictions on travel materially impacted demand for services provided by our regional carriers and, as a result, we temporarily significantly reduced our regional capacity. Further, as airlines attempt to restore capacity in line with increased demand for air travel following the height of the COVID-19 pandemic, these third-party operators have experienced difficulties in recruiting and retaining sufficient personnel to operate significantly increased schedules, and have in some instances been required to offer significant increases in pay and other benefits to recruit and retain pilots and other personnel. Ongoing volatility in travel demand has the potential to continue to adversely affect our regional operators, some of whom may experience significant financial stress, declare bankruptcy or otherwise cease to operate. We may also experience disruption to our regional operations or incur financial damages if we terminate the capacity purchase agreement with one or more of our current operators or transition the services to another provider. Any significant disruption to our regional operations would have a material adverse effect on our business, results of operations and financial condition.

In addition, our reliance upon others to provide essential services on behalf of our operations may result in our relative inability to control the efficiency and timeliness of contract services. We have entered into agreements with contractors to provide various facilities and services required for our operations, including distribution and sale of airline seat inventory, reservations, provision of information technology and services, regional operations, aircraft maintenance, fueling, catering, ground services and facilities and baggage handling. Similar agreements may be entered into in any

new markets we decide to serve. These agreements are generally subject to termination after notice by the third-party service provider. We are also at risk should one of these service providers cease operations, and there is no guarantee that we could replace these providers on a timely basis with comparably priced providers, or at all. These third parties are also facing challenges retaining and recruiting people with the appropriate skills to meet our requirements as the economy in general, and the airline industry in particular, continue to recover from the COVID-19 pandemic. The COVID-19 pandemic also caused significant disruption in global supply chains and staffing shortages, which have affected and may continue to affect the availability and timely delivery and fulfillment of many goods, including certain of those that we purchase directly or which are required by third parties to perform contracted services for us. We rely on the operation of complex supply chains and a large number of third parties for the procurement and fulfillment of parts, components, consumable or disposable goods and other products and services essential to our business. Following a faster than expected return of demand for air travel as COVID-19 cases declined worldwide and governments lifted travel restrictions, suppliers and many of the airports we serve experienced acute shortages of personnel, resulting in increased delays, cancellations and, in certain cases, restrictions on passenger numbers or the number of flights to or from certain airports. We cannot guarantee that, as a result of ongoing or future supply chain disruptions or staffing shortages, we, our third-party partners, or the airports we serve will be able to timely source all of the products and services we require in the course of our business, or that we will be successful in procuring suitable alternatives. Any material problems with the adequacy, efficiency and timeliness of contract services, resulting from financial hardships, personnel shortages or otherwise, could have a material adverse effect on our business, results of operations and financial condition.

Any damage to our reputation or brand image could adversely affect our business or financial results.

Maintaining a good reputation globally is critical to our business. Our reputation or brand image could be adversely impacted by, among other things, any failure to maintain high ethical, social and environmental sustainability practices for all of our operations and activities, our impact on the environment, public pressure from investors or policy groups to change our policies, such as movements to institute a "living wage," customer perceptions of our advertising campaigns, sponsorship arrangements or marketing programs, customer perceptions of our use of social media, or customer perceptions of statements made by us, our employees and executives, agents or other third parties. In addition, we operate in a highly visible industry that has significant exposure to social media. Negative publicity, including as a result of misconduct by our customers, vendors or employees, can spread rapidly through social media. Should we not respond in a timely and appropriate manner to address negative publicity, our brand and reputation may be significantly harmed. Damage to our reputation or brand image or loss of customer confidence in our services could adversely affect our business and financial results, as well as require additional resources to rebuild our reputation.

Moreover, an outbreak and spread of an infectious disease could adversely impact consumer perceptions of the health and safety of travel, and in particular airline travel, such as occurred during the COVID-19 pandemic. Actual or perceived risk of infection on our flights could have a material adverse effect on the public's perception of us and may harm our reputation and business. We have in the past, and may in the future be required to take extensive measures to reassure our team members and the traveling public of the safety of air travel, and we could incur significant costs implementing safety, hygiene-related or other actions to limit the actual or perceived threat of infection among our employees and passengers. However, we cannot assure that any actions we might take in response to an infectious disease outbreak will be sufficient to restore the confidence of consumers in the safety of air travel. In addition, as a result of mask mandates and other mitigating measures that airports and carriers were required by law to implement to limit the spread of COVID-19, we experienced an increase in the incidence of aggressive customer behavior and physical confrontation on our flights,

certain of which resulted in injuries to our personnel. If our employees feel unsafe or believe that we are not doing enough to prevent and prosecute these incidents, we could experience higher rates of employee absence and we may suffer reputational harm which could make it more difficult to attract and retain employees, and which could in turn negatively affect our business, financial condition and results of operations.

We are at risk of losses and adverse publicity stemming from any public incident involving our company, our people or our brand, including any accident or other public incident involving our personnel or aircraft, or the personnel or aircraft of our regional, codeshare or joint business operators.

We are at risk of adverse publicity stemming from any public incident involving our company, our people or our brand, particularly given the ease with which individuals can now capture and rapidly disseminate information via social media. Such an incident could involve the actual or alleged behavior of any of our employees, contractors or passengers. Further, if our personnel, one of our aircraft, a type of aircraft in our fleet, or personnel of, or an aircraft that is operated under our brand by, one of our regional operators or an airline with which we have a marketing alliance, joint business or codeshare relationship, were to be involved in a public incident, accident, catastrophe or regulatory enforcement action, we could be exposed to significant reputational harm and potential legal liability. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident, catastrophe or action. In the event that our insurance is inapplicable or inadequate, we may be forced to bear substantial losses from an incident or accident. In addition, any such incident, accident, catastrophe or action involving our personnel, one of our aircraft (or personnel and aircraft of our regional operators and our codeshare partners), or a type of aircraft in our fleet could create an adverse public perception, which could harm our reputation, result in air travelers being reluctant to fly on our aircraft or those of our regional operators or codeshare partners, and adversely impact our business, results of operations and financial condition.

Changes to our business model that are designed to increase revenues may not be successful and may cause operational difficulties or decreased demand.

We have in the past instituted, and intend to institute in the future, changes to our business model designed to increase revenues and offset costs. These measures include further segmentation of the classes of service we offer, such as Premium Economy service and Basic Economy service, enhancements to our AAdvantage loyalty program, charging separately for services that had previously been included within the price of a ticket, changes to our practices and contracts with providers of distribution systems to provide additional content flexibility, changing (whether it be increasing, decreasing or eliminating) other pre-existing fees, reconfiguration of our aircraft cabins, and efforts to optimize our network including by focusing growth on a limited number of large hubs and entering into agreements with other airlines. For example, in 2020, we eliminated change fees for most domestic and international tickets, which has reduced our change fee revenue, a trend which is expected to continue assuming this policy remains in place. We may introduce additional initiatives in the future; however, as time goes on, we expect that it will be more difficult to identify and implement additional initiatives. We cannot assure that these measures or any future initiatives will be successful in increasing our revenues or offsetting our costs. Additionally, the implementation of these initiatives may create logistical challenges that could harm the operational performance of our airline or result in decreased demand. Also, our implementation of any new or increased fees might result in adverse brand perceptions, reputational harm or regulatory scrutiny, and could reduce the demand for air travel on our airline or across the industry in general, particularly if weakened economic conditions make our customers more sensitive to increased travel costs or provide a significant competitive advantage to other carriers that determine not to institute similar charges.

Our intellectual property rights, particularly our branding rights, are valuable, and any inability to protect them may adversely affect our business and financial results.

We consider our intellectual property rights, particularly our branding rights such as our trademarks applicable to our airline and AAdvantage loyalty program, to be a significant and valuable aspect of our business. We protect our intellectual property rights through a combination of trademark, copyright and other forms of legal protection, contractual agreements and policing of third-party misuses of our intellectual property. Our failure to obtain or adequately protect our intellectual property or any change in law that lessens or removes the current legal protections of our intellectual property may diminish our competitiveness and adversely affect our business and financial results. Any litigation or disputes regarding intellectual property may be costly and time-consuming and may divert the attention of our management and key personnel from our business operations, either of which may adversely affect our business and financial results.

In addition, we have used certain of our branding and AAdvantage loyalty program intellectual property as collateral for various financings (including the AAdvantage Financing), which contain covenants that impose restrictions on the use of such intellectual property and, in the case of the AAdvantage Financing, on certain amendments or changes to our AAdvantage loyalty program. These covenants may have an adverse effect on our ability to use such intellectual property.

We may be a party to litigation in the normal course of business or otherwise, which could affect our financial position and liquidity.

From time to time, we are a party to or otherwise involved in legal proceedings, claims and government inspections or investigations and other legal matters, both inside and outside the United States, arising in the ordinary course of our business or otherwise. We are currently involved in various legal proceedings and claims that have not yet been fully resolved, and additional claims may arise in the future. Legal proceedings can be complex and take many months, or even years, to reach resolution, with the final outcome depending on a number of variables, some of which are not within our control. Litigation is subject to significant uncertainty and may be expensive, time-consuming, and disruptive to our operations. Although we will vigorously defend ourselves in such legal proceedings, their ultimate resolution and potential financial and other impacts on us are uncertain. For these and other reasons, we may choose to settle legal proceedings and claims, regardless of their actual merit. If a legal proceeding is resolved against us, it could result in significant compensatory damages, and in certain circumstances punitive or trebled damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief imposed on us. If our existing insurance does not cover the amount or types of damages awarded, or if other resolution or actions taken as a result of the legal proceeding were to restrain our ability to operate or market our services, our consolidated financial position, results of operations or cash flows could be materially adversely affected. In addition, legal proceedings, and any adverse resolution thereof, can result in adverse publicity and damage to our reputation, which could adversely impact our business. Additional information regarding certain legal matters in which we are involved can be found in Note 11(e) to AAG's Consolidated Financial Statements in Part II, Item 8A and Note 10(e) to American's Consolidated Financial Statements in Part II, Item 8B.

Our ability to utilize our NOLs and other carryforwards may be limited.

Under the Internal Revenue Code of 1986, as amended (the Code), a corporation is generally allowed a deduction for net operating losses (NOLs) carried over from prior taxable years. As of December 31, 2022, we had approximately $16.2 billion of gross federal NOLs and $4.3 billion of other carryforwards available to reduce future federal taxable income, of which $5.9 billion will expire beginning in 2024 if unused and $14.6 billion can be carried forward indefinitely. We also had

approximately $6.0 billion of NOL carryforwards to reduce future state taxable income at December 31, 2022, which will expire in taxable years 2022 through 2042 if unused. Our NOL carryforwards are subject to adjustment on audit by the Internal Revenue Service and the respective state taxing authorities. Additionally, due to the impact of the COVID-19 pandemic and other economic factors, certain of the NOL carryforwards may expire before we can generate sufficient taxable income to use them.

Our ability to use our NOLs and other carryforwards depends on the amount of taxable income generated in future periods. There can be no assurance that an additional valuation allowance on our net deferred tax assets will not be required should our financial performance be negatively impacted in the future. Such valuation allowance could be material.

A corporation's ability to deduct its federal NOL carryforwards and to utilize certain other available tax attributes can be substantially constrained under the general annual limitation rules of Section 382 of the Code (Section 382) if it undergoes an "ownership change" as defined in Section 382 (generally where cumulative stock ownership changes among material stockholders exceed 50% during a rolling three-year period). In 2013, we experienced an ownership change in connection with our emergence from bankruptcy and US Airways Group, Inc. (US Airways Group) experienced an ownership change in connection with the merger of US Airways Group and AMR Corporation (the Merger). The general limitation rules for a debtor in a bankruptcy case are liberalized where the ownership change occurs upon emergence from bankruptcy. We elected to be covered by certain special rules for federal income tax purposes that permitted approximately $9.0 billion (with $4.4 billion of unlimited NOLs still remaining at December 31, 2022) of our federal NOL carryforwards to be utilized without regard to the annual limitation generally imposed by Section 382. If the special rules are determined not to apply, our ability to utilize such federal NOL carryforwards may be subject to limitation. In addition, under the loan program of the CARES Act, the warrants (and common stock issuable upon exercise thereof) we issued to Treasury did not and will not result in an "ownership change" for purposes of Section 382. This exception does not apply for companies issuing warrants, stock options, common or preferred stock or other equity pursuant to PSP1, PSP2 and PSP3 and accordingly will not apply to the warrants issued by us under PSP1, PSP2 and PSP3. Substantially all of our remaining federal NOL carryforwards attributable to US Airways Group and its subsidiaries are subject to limitation under Section 382 as a result of the Merger; however, our ability to utilize such NOL carryforwards is not anticipated to be effectively constrained as a result of such limitation. Similar limitations may apply for state income tax purposes.

Notwithstanding the foregoing, an ownership change may severely limit or effectively eliminate our ability to utilize our NOL carryforwards and other tax attributes. In connection with the expiration in December 2021 of certain transfer restrictions applicable to substantial shareholders contained in our Certificate of Incorporation, the Board of Directors of AAG adopted a tax benefits preservation plan (the Tax Benefits Preservation Plan) in order to preserve our ability to use our NOLs and certain other tax attributes to reduce potential future income tax obligations. The Tax Benefits Preservation Plan was subsequently ratified by our stockholders at the 2022 Annual Meeting of Stockholders of AAG. The Tax Benefits Preservation Plan is designed to reduce the likelihood that we experience an ownership change by deterring certain acquisitions of AAG common stock. There is no assurance, however, that the deterrent mechanism will be effective, and such acquisitions may still occur. In addition, the Tax Benefits Preservation Plan may adversely affect the marketability of AAG common stock by discouraging existing or potential investors from acquiring AAG common stock or additional shares of AAG common stock, because any non-exempt third party that acquires 4.9% or more of the then-outstanding shares of AAG common stock would suffer substantial dilution of its ownership interest in AAG.

New U.S. tax legislation may adversely affect our financial condition, results of operations and cash flows.

On August 16, 2022, the Inflation Reduction Act (the IRA) was signed into law in the U.S. Among other changes, the IRA introduced a corporate minimum tax on certain corporations with average adjusted financial statement income over a three-tax year period in excess of $1.0 billion and an excise tax on certain stock repurchases by certain covered corporations for taxable years beginning after December 31, 2022. The corporate minimum tax and any excise tax imposed on any repurchases of AAG common stock made after December 31, 2022 may adversely affect our financial condition in the future. The U.S. government may enact additional significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate, significant changes to the taxation of income derived from international operations, and an addition of further limitations on the deductibility of business interest. We are currently unable to predict whether such additional changes will occur. If such changes are enacted or implemented, we are currently unable to predict the ultimate impact on our business and therefore there can be no assurance our business will not be adversely affected.

We have a significant amount of goodwill, which is assessed for impairment at least annually. In addition, we may never realize the full value of our intangible assets or long-lived assets, causing us to record material impairment charges.

Goodwill and indefinite-lived intangible assets are not amortized, but are assessed for impairment at least annually, or more frequently if conditions indicate that an impairment may have occurred. In accordance with applicable accounting standards, we first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. In addition, we are required to assess certain of our other long-lived assets for impairment if conditions indicate that an impairment may have occurred.

Future impairment of goodwill or other long-lived assets could be recorded in results of operations as a result of changes in assumptions, estimates, or circumstances, some of which are beyond our control. There can be no assurance that a material impairment charge of goodwill or tangible or intangible assets will be avoided. The value of our aircraft could be impacted in future periods by changes in supply and demand for these aircraft. Such changes in supply and demand for certain aircraft types could result from grounding of aircraft by us or other airlines, including as a result of significant or prolonged declines in demand for air travel and corresponding reductions to capacity. We can provide no assurance that a material impairment loss of tangible or intangible assets will not occur in a future period; we have previously incurred significant impairment charges associated with our decision to retire certain aircraft as a result of the severe decline in demand for air travel due to the COVID-19 pandemic, and the risk of future material impairments remains uncertain. Such impairment charges could have a material adverse effect on our business, results of operations and financial condition.

The airline industry is intensely competitive and dynamic.

Our competitors include other major domestic airlines and foreign, regional and new entrant airlines, as well as joint ventures formed by some of these airlines, many of which have greater financial or other resources and/or lower cost structures than ours, as well as other forms of transportation, such as rail and private automobiles or alternatives to commuting or business travel including remote or flexible working policies and communication alternatives such as videoconferencing. In many of our markets, we compete with at least one low-cost carrier (including so-called ultra-low-cost carriers). Our revenues are sensitive to the actions of other carriers in many areas, including pricing, scheduling, capacity, fees (including cancellation, change and baggage fees), amenities, loyalty benefits and

promotions, which can have a substantial adverse impact not only on our revenues, but on overall industry revenues. These factors may become even more significant in periods when the industry experiences large losses (such as occurred recently during the COVID-19 pandemic), as airlines under financial stress, or in bankruptcy, may institute pricing or fee structures intended to attract more customers to achieve near-term survival at the expense of long-term viability.

Low-cost carriers (including so-called ultra-low-cost carriers) have a profound impact on industry revenues. Using the advantage of low unit costs, these carriers offer lower fares in order to shift demand from larger, more established airlines, and represent significant competitors, particularly for customers who fly infrequently, are price sensitive and therefore tend not to be loyal to any one particular carrier. A number of these low-cost carriers have recently commenced operations with the stated intention to grow rapidly. Many of these new and existing carriers have announced growth strategies including commitments to acquire significant numbers of new aircraft for delivery in the next few years. These low-cost carriers are attempting to continue to increase their market share through growth and consolidation, and are expected to continue to have an impact on our revenues and overall performance. We and several other large network carriers have implemented "Basic Economy" fares designed to more effectively compete against low-cost carriers, but we cannot predict whether these initiatives will be successful. While historically these carriers have provided competition in domestic markets, we have recently experienced new competition from low-cost carriers on international routes, including low-cost airlines executing international long-haul expansion strategies, a trend likely to continue, in particular with the planned introduction of long-range narrowbody aircraft in coming years. The actions of existing or future low-cost carriers, including those described above, could have a material adverse effect on our operations and financial performance.

We provide air travel internationally, directly as well as through joint businesses, alliances, codeshare and similar arrangements to which we are a party. While our network is comprehensive, compared to some of our key global competitors, we generally have somewhat greater relative exposure to certain regions (for example, Latin America) and somewhat lower relative exposure to others (for example, China). Our financial performance relative to our key competitors will therefore be influenced significantly by macro-economic conditions in particular regions around the world and the relative exposure of our network to the markets in those regions, including the duration of declines in demand for travel to specific regions as a result of the COVID-19 pandemic and the speed with which demand for travel to these regions returns.

Our international service exposes us to foreign economies and the potential for reduced demand when any foreign country we serve suffers adverse local economic conditions or if governments restrict commercial air service to or from any of these markets. For example, the COVID-19 pandemic resulted in a precipitous and prolonged decline in demand for air travel, in particular international travel, in part as a result of the imposition by the U.S. and foreign governments of restrictions on travel from certain regions. In addition, open skies agreements, which are now in place with a substantial number of countries around the world, provide international airlines with open access to U.S. markets, potentially subjecting us to increased competition on our international routes. See also *"Our business is subject to extensive government regulation, which may result in increases in our costs, disruptions to our operations, limits on our operating flexibility, reductions in the demand for air travel, and competitive disadvantages."*

Certain airline alliances, joint ventures and joint businesses have been, or may in the future be, granted immunity from antitrust regulations by governmental authorities for specific areas of cooperation, such as joint pricing decisions. To the extent alliances formed by our competitors can undertake activities that are not available to us, our ability to effectively compete may be hindered. Our ability to attract and retain customers is dependent upon, among other things, our ability to offer our customers convenient access to desired markets. Our business could be adversely affected if we are

unable to maintain or obtain alliance and marketing relationships with other air carriers in desired markets.

American has established a transatlantic joint business with British Airways, Aer Lingus, Iberia and Finnair, a transpacific joint business with Japan Airlines and a joint business relating to Australia and New Zealand with Qantas, each of which has been granted antitrust immunity. The transatlantic joint business benefits from a grant of antitrust immunity from the DOT and was reviewed by the EC in July 2010. In connection with this review, we provided certain commitments to the EC regarding, among other things, the availability of take-off and landing slots at LHR or LGW airports. The commitments accepted by the EC were binding for 10 years. In October 2018, in anticipation of the exit of the United Kingdom from the EU, commonly referred to as Brexit, and the expiry of the EC commitments in July 2020, the CMA opened an investigation into the transatlantic joint business. We continue to fully cooperate with the CMA and, in September 2020 and April 2022, the CMA adopted interim measures that effectively extend the EC commitments until March 2026 in light of the uncertainty and other impacts resulting from the COVID-19 pandemic. The CMA plans to complete its investigation before the scheduled expiration of the interim measures in March 2026. The foregoing arrangements are important aspects of our international network and we are dependent on the performance and continued cooperation of the other airlines party to those arrangements.

We have a marketing relationship with JetBlue that includes an alliance agreement with reciprocal codesharing on certain domestic and international routes from New York (JFK, LGA and EWR) and BOS, and provides for reciprocal loyalty program benefits. The arrangement does not include JetBlue's transatlantic flying. Pursuant to federal law, American and JetBlue submitted this proposed alliance arrangement to the DOT for review. After American, JetBlue and the DOT agreed to a series of commitments, the DOT terminated its review of the proposed alliance in January 2021. The commitments include growth commitments to ensure capacity expansion, slot divestitures at JFK and at DCA near Washington, D.C. and antitrust compliance measures. Beyond the DOT Agreement, American and JetBlue will also refrain from certain kinds of coordination on certain city pair markets. Upon the DOT's termination of its review of the proposed alliance, American and JetBlue implemented the proposed alliance subject to these commitments. On September 21, 2021, the DOJ, joined by Attorneys General from six states and the District of Columbia, filed an antitrust complaint against American and JetBlue in the District of Massachusetts alleging that American and JetBlue violated U.S. antitrust law in connection with the NEA. The parties presented their respective cases in a bench trial that commenced on September 27, 2022. Closing arguments from both parties were presented on November 18, 2022. A decision is expected in the first quarter of 2023. Separately, in December 2022, two putative class action lawsuits were filed in the Eastern District of New York also alleging that the NEA violated the antitrust law. Those lawsuits, which have been consolidated, seek monetary and injunctive relief. In February 2023, private party plaintiffs filed two additional putative class action antitrust complaints against American and JetBlue in the District of Massachusetts and the Eastern District of New York, respectively. We believe these complaints are without merit and are defending against them vigorously.

Notwithstanding the DOT's termination of its reviews of the NEA and certain other alliances, the DOT maintains authority to conduct investigations under the scope of its existing statutes and regulations, including conduct related to this alliance. On September 21, 2021, the DOT published a Clarification Notice relating to the DOT Agreement. The DOT Clarification Notice stated, among other things, that the DOT Agreement remains in force during the pendency of the DOJ action against the NEA and, while the DOT retains independent statutory authority to prohibit unfair methods of competition in air transportation, the DOT intends to defer to the DOJ to resolve the antitrust concerns that the DOJ has identified with respect to the NEA. The DOT simultaneously published a Notice Staying Proceeding in relation to a complaint by Spirit Airlines, Inc. regarding the NEA, pending resolution of the DOJ action described above. On September 30, 2022, the DOT issued a further statement referencing the prior

Clarification Notice and, among other things, indicating its intention to continue working with the DOJ in its efforts to resolve the ongoing proceedings regarding the NEA.

No assurances can be given as to any benefits that we may derive from any of the foregoing arrangements or any other arrangements that may ultimately be implemented, or whether regulators will, or if granted continue to, approve or impose material conditions on our business activities.

Other mergers and other forms of airline partnerships, including antitrust immunity grants, may take place and may not involve us as a participant. Depending on which carriers combine or integrate and which assets, if any, are sold or otherwise transferred to other carriers in connection with any such transactions, our competitive position relative to the post-transaction carriers or other carriers that acquire such assets could be harmed. In addition, as carriers combine through traditional mergers or integrate their operations through antitrust immunity grants, their route networks will grow, and that growth will result in greater overlap with our network, which in turn could decrease our overall market share and revenues. Such combination or collaboration is not limited to the U.S., but could include further transactions among international carriers in Europe and elsewhere that result in broader networks offered by rival airlines.

Additionally, our AAdvantage loyalty program, which is an important element of our sales and marketing programs, faces significant and increasing competition from the loyalty programs offered by other travel companies, as well as from similar loyalty benefits offered by banks and other financial services companies. Competition among loyalty programs is intense regarding the rewards, fees, required usage, and other terms and conditions of these programs. In addition, we have used certain assets from our AAdvantage loyalty program as collateral for the AAdvantage Financing, which contains covenants that impose restrictions on certain amendments or changes to certain of our AAdvantage Agreements and other aspects of the AAdvantage loyalty program. These competitive factors and covenants (to the extent applicable) may affect our ability to attract and retain customers, increase usage of our loyalty program and maximize the revenue generated by our loyalty program.

We may also be impacted by competition regulations affecting certain of our major commercial partners, including our co-branded credit card partners. For example, there has previously been bipartisan legislation proposed in Congress called the Credit Card Competition Act designed to increase credit card transaction routing options for merchants which, if enacted, could result in a reduction of the fees levied on credit card transactions. If this legislation were successful, it could fundamentally alter the profitability of our agreements with co-branded credit card partners and the benefits we provide to our consumers through the co-branded credit cards issued by these partners.

The commercial relationships that we have with other companies, including any related equity investments, may not produce the returns or results we expect.

An important part of our strategy to expand our network has been to initiate or expand our commercial relationships with other airlines, such as by entering into global alliance, joint business and codeshare relationships, and, in certain instances, including China Southern Airlines, GOL and JetSMART, by making an equity investment in another airline in connection with initiating or expanding such a commercial relationship. We may explore additional investments in, and joint ventures and strategic alliances with, other carriers as part of our global business strategy. We face competition in forming and maintaining these commercial relationships since there are a limited number of potential arrangements and other airlines are looking to enter into similar relationships, and our inability to form or maintain these relationships or inability to form as many of these relationships as our competitors may have an adverse effect on our business. Any such existing or future investment could involve significant challenges and risks, including that we may not realize a satisfactory return on our investment or that they may not generate the expected revenue synergies, and they may distract

management focus from our operations or other strategic options. We may also be subject to consequences from any illegal conduct of joint business partners as well as to any political or regulatory change that negatively impacts or prohibits our arrangements with any such business partners. In addition, as a result of the COVID-19 pandemic and subsequent economic recovery, the industry experienced significant volatility in demand for air travel both internationally and domestically, which is expected to continue into the foreseeable future and could materially disrupt our partners' abilities to provide air service, the timely execution of our strategic operating plans, including the finalization, approval and implementation of new strategic relationships or the maintenance or expansion of existing relationships. If any carriers with which we partner or in which we hold an equity stake were to cease trading or be declared insolvent, we could lose the value of any such investment or experience significant operational disruption. These events could have a material adverse effect on our business, results of operations and financial condition.

We may also from time to time pursue commercial relationships with companies outside the airline industry, which relationships may include equity investments or other financial commitments. Any such relationship or related investment could involve unique risks, particularly where these relationships involve new industry participants, emerging technologies or industries with which we are unfamiliar.

Our business is very dependent on the price and availability of aircraft fuel. Continued periods of high volatility in fuel costs, increased fuel prices or significant disruptions in the supply of aircraft fuel could have a significant negative impact on consumer demand, our operating results and liquidity.

Our operating results are materially impacted by changes in the availability, price volatility and cost of aircraft fuel, which represents one of the largest single cost items in our business and thus is a significant factor in the price of airline tickets. Market prices for aircraft fuel have fluctuated substantially over the past several years and prices continue to be highly volatile, with market spot prices ranging from a low of approximately $0.37 per gallon to a high of approximately $4.40 per gallon during the period from January 1, 2020 to December 31, 2022.

Because of the amount of fuel needed to operate our business, even a relatively small increase or decrease in the price of fuel can have a material effect on our operating results and liquidity. Due to the competitive nature of the airline industry and unpredictability of the market for air travel, we can offer no assurance that we may be able to increase our fares, impose fuel surcharges or otherwise increase revenues or decrease other operating costs sufficiently to offset fuel price increases. Similarly, we cannot predict actions that may be taken by our competitors in response to changes in fuel prices.

We cannot predict the future availability, price volatility or cost of aircraft fuel. Natural disasters (including hurricanes or similar events in the U.S. Southeast and on the Gulf Coast where a significant portion of domestic refining capacity is located), political disruptions or wars involving oil-producing countries, economic sanctions imposed against oil-producing countries or specific industry participants, changes in fuel-related governmental policy, the strength of the U.S. dollar against foreign currencies, changes in the cost to transport or store petroleum products and any related staffing or transportation equipment shortages, changes in access to petroleum product pipelines and terminals, speculation in the energy futures markets, changes in aircraft fuel production capacity, environmental concerns and other unpredictable events, may result in fuel supply shortages, distribution challenges, additional fuel price volatility and cost increases in the future. Any of these factors or events could cause a disruption in or increased demands on oil production, refinery operations, pipeline capacity or terminal access and possibly result in significant increases in the price of aircraft fuel and diminished availability of aircraft fuel supply.

Our aviation fuel purchase contracts generally do not provide meaningful price protection against increases in fuel costs. Our current policy is not to enter into transactions to hedge our fuel

consumption, although we review this policy from time to time based on market conditions and other factors. Accordingly, as of December 31, 2022, we did not have any fuel hedging contracts outstanding to hedge our fuel consumption. As such, and assuming we do not enter into any future transactions to hedge our fuel consumption, we will continue to be fully exposed to fluctuations in fuel prices. See also the discussion in Part II, Item 7A. Quantitative and Qualitative Disclosures About Market Risk – *"Aircraft Fuel."*

In addition, as part of our emissions reduction targets, we and other airlines have committed to increasing the use of SAF in our fleet. Currently, industrial production of SAF is small in scale and inadequate to meet growing industry demand, and while additional production capacity is expected to come online in coming years, we anticipate that competition for SAF among industry participants will remain intense. As a result, we may need to pay a significant premium for SAF above the price we would pay for conventional jet fuel. To secure future SAF supply, we have entered into multiple agreements for the purchase of future SAF production, and continue to engage with producers regarding potential future SAF purchases, which may include investments to support these producers. Certain existing or potential future agreements pertain to SAF production from facilities that are planned but not yet operational, and which may utilize technology that has not been proven at commercial scale. There is no assurance that these facilities will be built or that they will meet contracted production timelines and volumes. In the event that the SAF is not delivered on schedule or in sufficient volumes, there can be no assurance that we will be able to source a supply of SAF sufficient to meet our stated goals, or that we will be able to do so on favorable economic terms.

Our business is subject to extensive government regulation, which may result in increases in our costs, disruptions to our operations, limits on our operating flexibility, reductions in the demand for air travel, and competitive disadvantages.

Airlines are subject to extensive domestic and international regulatory requirements. In the last several years, Congress and state and local governments have passed laws and regulatory initiatives, and the DOT, the FAA, the TSA and several of their respective international counterparts have issued regulations and a number of other directives, that affect the airline industry. These requirements impose substantial costs on us and restrict the ways we may conduct our business.

For example, the FAA from time to time issues directives and other regulations relating to the maintenance and operation of aircraft that require significant expenditures or operational restrictions. These requirements can be issued with little or no notice, or can otherwise impact our ability to efficiently or fully utilize our aircraft, and in some instances have resulted in the temporary and prolonged grounding of aircraft types altogether (including, for example, the March 2019 grounding of all Boeing 737 MAX Family aircraft, which was not lifted in the United States until November 2020), or otherwise caused substantial disruption and resulted in material costs to us and lost revenues. The recent telecom industry roll-out of 5G technology, and concerns regarding its possible interference with aircraft navigation systems, also resulted in regulatory uncertainty and the potential for operational impacts, including possible suspension of service to certain airports or the operation of certain aircraft. See *"We rely heavily on technology and automated systems to operate our business, and any failure of these technologies or systems could harm our business, results of operations and financial condition."* The FAA also exercises comprehensive regulatory authority over nearly all technical aspects of our operations. Our failure to comply with such requirements has in the past and may in the future result in fines and other enforcement actions by the FAA or other regulators. The FAA recently issued a final rule implementing flight attendant duty and rest periods, which will impact our scheduling flexibility. In the future, any new regulatory requirements, particularly requirements that limit our ability to operate or price our products, could have a material adverse effect on us and the industry.

DOT consumer rules, and rules promulgated by certain analogous agencies in other countries we serve, dictate procedures for many aspects of our customer's journey, including at the time of ticket

purchase, at the airport, and onboard the aircraft. DOT requires multiple disclosures of airline fares, taxes and baggage fees and is further changing these requirements to increase the number of disclosures and the time at which they must be disclosed. DOT also recently issued a proposed rule mandating refunds in certain circumstances, such as a global pandemic. DOT has also proposed rules requiring disclosure of certain ancillary fees by air carriers and travel agents. Finally, DOT will be proposing and implementing a number of new disability regulations that will impact us, including rules for accessible lavatories on single-aisle aircraft, wheelchair damage and prompt wheelchair assistance.

The Aviation and Transportation Security Act mandates the federalization of certain airport security procedures and imposes additional security requirements on airports and airlines, most of which are funded by a per-ticket tax on passengers and a tax on airlines. Present and potential future security requirements can have the effect of imposing costs and inconvenience on travelers, potentially reducing the demand for air travel.

Similarly, there are a number of legislative and regulatory initiatives and reforms at the state and local levels. These initiatives include increasingly stringent laws to protect the environment, wage/hour requirements, mandatory paid sick or family leave, and healthcare mandates. These laws could affect our relationship with our workforce and the vendors that serve our airline and cause our expenses to increase without an ability to pass through these costs. In recent years, the airline industry has experienced an increase in litigation over the application of state and local employment laws, particularly in California. Application of these laws may result in operational disruption, increased litigation risk and impact our negotiated labor agreements. For example, we are currently involved in legal proceedings brought by flight attendants and certain other work groups in California concerning alleged violations of the state's labor code including, among other things, violations of certain meal and rest break laws, and an adverse determination in any of these cases could adversely impact our operational flexibility and result in the imposition of damages and fines, which could potentially be significant. Additionally, in September 2021, the Biden Administration issued an executive order mandating a COVID-19 vaccination requirement for federal contractors. Due to a number of our agreements, American is classified as a government contractor. Consistent with this executive order and guidance from the Safer Federal Workforce Task Force responsible for implementing the order, we announced that the federal vaccine mandate would require all of American's U.S.-based team members and certain international crew members to be vaccinated or be exempt due to an accommodation for a medical disability or sincerely held religious belief. Enforcement of the federal contractor vaccine mandate has been on hold amid multiple ongoing legal challenges. Given the uncertainty of its viability in the courts, the timing of implementation and availability of accommodations, we cannot predict the ultimate impact of this federal vaccination requirement on our business should the federal government move to reinstate and enforce it. Moreover, we may be subject to state and local vaccine mandates and other COVID-19-related requirements governing airports where we operate. While OSHA has withdrawn its overarching COVID-19 Emergency Temporary Standard, the U.S. Supreme Court has acknowledged that OSHA may issue a revised COVID-19 standard targeted to high-risk occupations or workplaces, which could impact our regional carriers and other service providers.

The results of our operations, demand for air travel, and the manner in which we conduct business each may be affected by changes in law and future actions taken by governmental agencies, including:

- changes in law that affect the services that can be offered by airlines in particular markets and at particular airports, or the types of fares offered or fees that can be charged to passengers;

- the granting and timing of certain governmental approvals (including antitrust or foreign government approvals) needed for codesharing alliances, joint businesses and other arrangements with other airlines, and the imposition of regulatory investigations or commencement of litigation related to any of the foregoing (including our arrangements with JetBlue);

- restrictions on competitive practices (for example, court orders, or agency regulations or orders, that would curtail an airline's ability to respond to a competitor);

- the adoption of new passenger security standards or regulations that impact customer service standards;

- restrictions on airport operations, such as restrictions on the use of slots at airports or the auction or reallocation of slot rights currently held by us;

- the adoption of more restrictive locally-imposed noise restrictions; and

- restrictions on travel or special guidelines regarding aircraft occupancy or hygiene in response to outbreaks of illness, such as occurred during the COVID-19 pandemic, including the imposition of preflight testing regimes or vaccination confirmation requirements which have to date and may in the future have the effect of reducing demand for air travel in the markets where such requirements are imposed.

Each additional regulation or other form of regulatory oversight increases costs and adds greater complexity to airline operations and, in some cases, may reduce the demand for air travel. There can be no assurance that the increased costs or greater complexity associated with our compliance with new rules, anticipated rules or other forms of regulatory oversight will not have a material adverse effect on us.

Any significant reduction in air traffic capacity at and in the airspace serving key airports in the U.S. or overseas could have a material adverse effect on our business, results of operations and financial condition. In addition, the ATC system is not successfully modernizing to meet the growing demand for U.S. air travel. Air traffic controllers rely on outdated procedures and technologies that routinely compel airlines, including ourselves, to fly inefficient routes or take significant delays on the ground. The ATC system's inability to manage existing travel demand has led government agencies to implement short-term capacity constraints during peak travel periods or adverse weather conditions in certain markets, resulting in delays and disruptions of air traffic. The outdated technologies also cause the ATC system to be less resilient in the event of a failure, and past system disruptions have resulted in large-scale flight cancellations and delays.

In the early 2000s, the FAA embarked on a path to modernize the national airspace system, including migration from the current radar-based ATC system to a GPS-based system. This modernization of the ATC system, generally referred to as "NextGen," has been plagued by delays and cost overruns, and it remains uncertain when the full array of benefits expected from this modernization will be available to the public and the airlines, including ourselves. Failure to update the ATC system and the substantial costs that may be imposed on airlines, including ourselves, to fund a modernized ATC system may have a material adverse effect on our business.

Further, our business has been adversely impacted when government agencies have ceased to operate as expected, including due to partial shut-downs, sequestrations or similar events and the COVID-19 pandemic. These events have resulted in, among other things, reduced demand for air travel, an actual or perceived reduction in air traffic control and security screening resources and related travel delays, as well as disruption in the ability of the FAA to grant required regulatory approvals, such as those that are involved when a new aircraft is first placed into service.

Our operating authority in international markets is subject to aviation agreements between the U.S. and the respective countries or governmental authorities, such as the EU, and in some cases, fares and schedules require the approval of the DOT and/or the relevant foreign governments. Moreover, alliances with international carriers may be subject to the jurisdiction and regulations of various foreign agencies. The U.S. government has negotiated "open skies" agreements with 130 trading partners,

which agreements allow unrestricted route authority access between the U.S. and the foreign markets. While the U.S. has worked to increase the number of countries with which open skies agreements are in effect, a number of markets important to us, including China, do not have open skies agreements. For example, the open skies air services agreement between the U.S. and the EU, which took effect in March 2008, provides airlines from the U.S. and EU member states open access to each other's markets, with freedom of pricing and unlimited rights to fly from the U.S. to any airport in the EU. As a result of the agreement and a subsequent open skies agreement involving the U.S. and the United Kingdom, which was agreed in anticipation of Brexit, we face increased competition in these markets, including LHR. Bilateral and multilateral agreements among the U.S. and various foreign governments of countries we serve but which are not covered by an open skies treaty are subject to periodic renegotiation. We currently operate a number of international routes under government arrangements that limit the number of airlines permitted to operate on the route, the capacity of the airlines providing services on the route, or the number of airlines allowed access to particular airports. If an open skies policy were to be adopted for any of these markets, it could adversely impact us and could result in impairments of our related tangible and intangible assets. In addition, competition from foreign airlines, revenue-sharing joint ventures, joint business agreements, and other alliance arrangements by and among other airlines could impair the value of our business and assets on the open skies routes.

On May 1, 2021 the EU and United Kingdom entered into a new trade and cooperation agreement (the EU-UK Trade and Cooperation Agreement) to govern certain aspects of their relationship following Brexit. We face risks associated with Brexit, notably given the extent of our passenger and cargo traffic and that of our joint business partners that flows through LHR in the United Kingdom. The EU-UK Trade and Cooperation Agreement includes provisions in relation to commercial air service that we expect to be sufficient to sustain our current services under the transatlantic joint business. However, the scope of traffic rights under the EU-UK Trade and Cooperation Agreement is less extensive than before Brexit and therefore the full impact of the EU-UK Trade and Cooperation Agreement is uncertain. As a result, the continuation of our current services, and those of our partners could be disrupted. This could materially adversely affect our business, results of operations and financial condition. More generally, changes in U.S. or foreign government aviation policies could result in the alteration or termination of such agreements, diminish the value of route authorities, slots or other assets located abroad, or otherwise adversely affect our international operations.

We operate a global business with international operations that are subject to economic and political instability and have been, and in the future may continue to be, adversely affected by numerous events, circumstances or government actions beyond our control.

We operate a global business with significant operations outside of the U.S. Our current international activities and prospects have been, and in the future could be, adversely affected by government policies, reversals or delays in the opening of foreign markets, increased competition in international markets, the performance of our alliance, joint business and codeshare partners in a given market, exchange controls or other restrictions on repatriation of funds, currency and political risks (including changes in exchange rates and currency devaluations), environmental regulation, increases in taxes and fees and changes in international government regulation of our operations, including the inability to obtain or retain needed route authorities and/or slots. In particular, the COVID-19 pandemic severely impacted the demand for international travel for a prolonged period, and resulted in the imposition of significant governmental restrictions on commercial air service to or from certain regions. We responded by temporarily suspending a significant portion of our long-haul international flights and delaying the introduction of certain new long-haul international routes. While many countries have largely eliminated their pandemic restrictions, or are in the process of doing so, we can provide no assurance as to when demand for international travel will return to pre-COVID-19 pandemic levels, if at all, or whether certain international destinations we previously served will be economical in the future.

We are subject to varying registration requirements and ongoing reporting obligations in the countries where we operate. Our permission to continue doing business in these countries may depend on our ability to timely fulfil or remedy any noncompliance with these and other governmental requirements. We may also be subject to the risk that relevant government agencies will be delayed in granting or renewing required approvals, including as a result of shutdowns (such as occurred in certain jurisdictions during the COVID-19 pandemic), cybersecurity incidents or other events. Any lapse, revocation, suspension or delay in approval of our authority to do business in a given jurisdiction may prevent us from serving certain destinations and could adversely impact our business, financial condition and results of operations.

More generally, our industry may be affected by any deterioration in global trade relations, including shifts in the trade policies of individual nations. For example, much of the demand for international air travel is the result of business travel in support of global trade. Should protectionist governmental policies, such as increased tariff or other trade barriers, travel limitations and other regulatory actions, have the effect of reducing global commercial activity, the result could be a material decrease in the demand for international air travel. Additionally, certain of the products and services that we purchase, including certain of our aircraft and related parts, are sourced from suppliers located outside the U.S., and the imposition of new tariffs, or any increase in existing tariffs, by the U.S. government in respect of the importation of such products could materially increase the amounts we pay for them.

We face risks associated with Brexit, notably given the extent of our passenger and cargo traffic and that of our joint business partners that flows through LHR in the United Kingdom. The EU-UK Trade and Cooperation Agreement includes provisions in relation to commercial air service that we expect to be sufficient to sustain our current services under the transatlantic joint business. However, the scope of traffic rights under the EU-UK Trade and Cooperation Agreement is less extensive than before Brexit and therefore the full impact of the EU-UK Trade and Cooperation Agreement is uncertain. As a result, the continuation of our current services, and those of our partners could be disrupted. Moreover, Brexit has created uncertainty as to the future trade relationship between the EU and the United Kingdom, including air traffic services. LHR is presently a very important element of our international network, however it may become less desirable as a destination or as a hub location after Brexit when compared to other airports in Europe. This could materially adversely affect our business, results of operations and financial condition.

Brexit has also led to legal and regulatory uncertainty such as the identity of the relevant regulators, new regulatory action and/or potentially divergent treaties, laws and regulations as the United Kingdom determines which EU treaties, laws and regulations to replace or replicate, including those governing aviation, labor, environmental, data protection/privacy, competition and other matters applicable to the provision of air transportation services by us or our alliance, joint business or codeshare partners. For example, the Retained EU Law (Revocation and Reform) Bill which is currently before the UK Parliament would, if enacted in its current form, "sunset" at the end of 2023 a large part of retained EU legislation that has continued in force in the UK post-Brexit, unless specific action is taken to preserve or delay the "sunset" of individual retained EU legislation. The extent of any such specific action, and therefore the specific retained EU legislation that would "sunset" at the end of 2023, is currently unknown. The impact on our business of any treaties, laws and regulations that replace the existing EU counterparts, or other governmental or regulatory actions taken by the United Kingdom or the EU in connection with or subsequent to Brexit, cannot be predicted, including whether or not regulators will continue to approve or impose material conditions on our business activities such as the transatlantic joint business. See also *"The airline industry is intensely competitive and dynamic."* Any of these effects, and others we cannot anticipate, could materially adversely affect our business, results of operations and financial condition.

Additionally, fluctuations in foreign currencies, including devaluations, exchange controls and other restrictions on the repatriation of funds, have significantly affected and may continue to significantly

affect our operating performance, liquidity and the value of any cash held outside the U.S. in local currency. Such fluctuations in foreign currencies, including devaluations, cannot be predicted by us and can significantly affect the value of our assets located outside the United States. These conditions, as well as any further delays, devaluations or imposition of more stringent repatriation restrictions, may materially adversely affect our business, results of operations and financial condition.

We may be adversely affected by conflicts overseas or terrorist attacks; the travel industry continues to face ongoing security concerns.

Acts of terrorism or fear of such attacks, including elevated national threat warnings, wars or other military conflicts, may depress air travel, particularly on international routes, and cause declines in revenues and increases in costs. The attacks of September 11, 2001 and continuing terrorist threats, attacks and attempted attacks materially impacted and continue to impact air travel. Increased security procedures introduced at airports since the attacks of September 11, 2001 and any other such measures that may be introduced in the future generate higher operating costs for airlines. The Aviation and Transportation Security Act mandated improved flight deck security, deployment of federal air marshals on-board flights, improved airport perimeter access security, airline crew security training, enhanced security screening of passengers, baggage, cargo, mail, employees and vendors, enhanced training and qualifications of security screening personnel, additional provision of passenger data to the U.S. Customs and Border Protection Agency and enhanced background checks. A concurrent increase in airport security charges and procedures, such as restrictions on carry-on baggage, has also had and may continue to have a disproportionate impact on short-haul travel, which constitutes a significant portion of our flying and revenue. Implementation of and compliance with increasingly complex security and customs requirements will continue to result in increased costs for us and our passengers, and have caused and likely will continue to cause periodic service disruptions and delays. We have at times found it necessary or desirable to make significant expenditures to comply with security-related requirements while seeking to reduce their impact on our customers, such as expenditures for automated security screening lines at airports. As a result of competitive pressure, and the need to improve security screening throughput to support the pace of our operations, it is unlikely that we will be able to capture all security-related costs through increased fares. In addition, we cannot forecast what new security requirements may be imposed in the future, or their impact on our business.

We are subject to risks associated with climate change, including increased regulation of our CO_2 emissions, changing consumer preferences and the potential increased impacts of severe weather events on our operations and infrastructure.

Efforts to transition to a low-carbon future have increased the focus by global, regional and national regulators on climate change and GHG emissions, including CO_2 emissions. In particular, ICAO has adopted rules, including those pertaining to the CORSIA, which will require us to mitigate the growth in CO_2 emissions associated with a significant majority of our international flights. For more information on CORSIA, see *"Aircraft Emissions and Climate Change Requirements"* under Item 1. Business – Domestic and Global Regulatory Landscape – Environmental Matters.

At this time, the costs of complying with our future obligations under CORSIA are uncertain, primarily due to continued volatility in demand for international air travel during and in the recovery from the COVID-19 pandemic and because there is significant uncertainty with respect to the future supply and price of carbon offset credits and lower-carbon aircraft fuels. In addition, we will not directly control our CORSIA compliance costs through 2032 because those obligations are based on the growth in emissions of the global aviation sector and begin to incorporate a factor for individual airline operator emissions growth beginning in 2033. Due to the competitive nature of the airline industry and unpredictability of the market for air travel, we can offer no assurance that we may be able to increase

our fares, impose surcharges or otherwise increase revenues or decrease other operating costs sufficiently to offset our costs of meeting obligations under CORSIA.

In the event that CORSIA does not come into force as expected, we and other airlines could become subject to an unpredictable and inconsistent array of national or regional emissions restrictions, creating a patchwork of complex regulatory requirements that could affect global competitors differently without offering meaningful aviation environmental improvements. For example, EC has committed to undertake a review in 2026 to determine whether CORSIA is sufficiently delivering on the goals of the Paris Agreement and, to the extent it is determined not to be, has noted it may extend the scope of the EU Emissions Trading System to include all departing flights from the EEA (and not just flights within the EEA, which are currently included). These and similar proposals may lead to increased expense related to the emissions of our flights departing from EEA airports.

Concerns over climate change are likely to result in continued attempts by governments to adopt requirements or change business environments related to aviation that, if successful, may result in increased costs to the airline industry and us. In addition, several countries and U.S. states have adopted or are considering adopting programs, including new taxes, to regulate domestic GHG emissions. Finally, certain airports have adopted, and others could in the future adopt, GHG emission or climate-related goals that could impact our operations or require us to make changes or investments in our infrastructure.

In January 2021, the EPA adopted GHG emission standards for new aircraft engines, which are aligned with the 2017 ICAO aircraft engine GHG emission standards. Like the ICAO standards, the final EPA standards for new aircraft engines would not apply retroactively to engines already on in-service aircraft. These final standards have been challenged by several states and environmental groups, and the Biden Administration has issued an executive order requiring a review of these final standards. On November 15, 2021, the EPA announced that it would not rewrite the existing aircraft engine GHG emissions standards but would seek more for ambitious new aircraft GHG emission standards within the ICAO process. The outcome of the legal challenge and whether there will be any development of new aircraft GHG emissions standards cannot be predicted at this time.

The EC's ReFuelEU Aviation initiative (part of its "Fit for 55" program) included a proposal for the creation of a SAF blending mandate for aviation fuel suppliers set at 2% beginning in 2025 and rising to 63% by 2050, among other requirements. The European Parliament (which has proposed stricter targets in relation to SAF blending percentages for 2050) and the European Council have adopted initial negotiating positions with respect to the ReFuelEU Aviation initiative and are currently in negotiations in relation to the final text of the proposed regulation. Individual EU member states have been developing their own requirements including, for example, a 1% SAF mandate in France that came into force on January 1, 2022. Whether and in what form these regulations will be finalized and the potential effects on our business are uncertain at this time.

All such climate change-related regulatory activity and developments may adversely affect our business and financial results by requiring us to reduce our emissions before cost-effective emissions reduction technologies are available, for example through requirements to make capital investments to purchase specific types of equipment or technologies, purchase carbon offset credits, or otherwise incur additional costs related to our emissions. Such activity may also impact us indirectly by increasing our operating costs, including fuel costs.

In addition, as part of our emissions reduction targets, we and other airlines have committed to increasing the use of SAF in our fleet. Currently, industrial production of SAF is small in scale and inadequate to meet growing industry demand, and while additional production capacity is expected to come online in coming years, we anticipate that competition for SAF among industry participants will

remain intense. As a result, we may need to pay a significant premium for SAF above the price we would pay for conventional jet fuel. To secure future SAF supply, we have entered into multiple agreements for the purchase of future SAF production, and continue to engage with producers regarding potential future SAF purchases, which may include investments to support these producers. Certain existing or potential future agreements pertain to SAF production from facilities that are planned but not yet operational, and which may utilize technology that has not been proven at commercial scale. There is no assurance that these facilities will be built or that they will meet contracted production timelines and volumes. In the event that the SAF is not delivered on schedule or in sufficient volumes, there can be no assurance that we will be able to source a supply of SAF sufficient to meet our stated goals, or that we will be able to do so on favorable economic terms.

Growing recognition among consumers of the dangers of climate change may mean some customers choose to fly less frequently or fly on an airline they perceive as operating in a manner that is more sustainable to the climate. Business customers may choose to use alternatives to travel, such as virtual meetings and workspaces. Greater development of high-speed rail in markets now served by short-haul flights could provide passengers with lower-carbon alternatives to flying with us. Our collateral to secure loans, in the form of aircraft, spare parts and airport slots, could lose value as customer demand shifts and economies move to low-carbon alternatives, which may increase our financing cost.

Finally, the potential acute and chronic physical effects of climate change, such as increased frequency and severity of storms, floods, fires, sea-level rise, excessive heat, longer-term changes in weather patterns and other climate-related events, could affect our operations, infrastructure and financial results. Operational impacts, such as more frequent or widespread flight cancellations, could result in loss of revenue. We could incur significant costs to improve the climate resiliency of our infrastructure and otherwise prepare for, respond to, and mitigate such physical effects of climate change. We are not able to predict accurately the materiality of any potential losses or costs associated with the physical effects of climate change.

We are subject to many forms of environmental and noise regulation and may incur substantial costs as a result.

We are subject to a number of increasingly stringent federal, state, local and foreign laws, regulations and ordinances relating to the protection of human health and the environment and noise reduction, including those relating to emissions to the air, discharges to land and surface and subsurface waters, safe drinking water, and the management of hazardous substances, oils and waste materials. This universe of substances is evolving to encompass many substances not previously regulated. Compliance with environmental laws and regulations can require significant expenditures, and violations can lead to significant fines and penalties, as well as civil liability.

We are also subject to other environmental laws and regulations, including those that require us to investigate and remediate soil or groundwater to meet certain remediation standards. Under federal law, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Liability under these laws may be retroactive, strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of when it occurred, fault or the amount of waste directly attributable to us. We have liability for investigation and remediation costs at various sites, although such costs currently are not expected to have a material adverse effect on our business.

Governmental authorities in the U.S. and abroad are increasingly focused on potential contamination resulting from the use of certain chemicals, most notably per- and polyfluoroalkyl, substances (PFAS).

Products containing PFAS have been used in manufacturing, industrial, and consumer applications over many decades, including those related to aviation. Among other things, recent changes to federal requirements for firefighting foams containing PFAS, as well as related state regulations affecting their use, will require operational changes. On August 26, 2022, the EPA published for public comment a new rulemaking that would designate two PFAS substances (perfluorooctanoic acid and perfluorooctanesulfonic acid) as hazardous substances under the Comprehensive Environmental Response, Compensation, and Liability Act. This rulemaking would require entities to immediately report current and past releases that meet or exceed the reportable quantity for such substances to EPA's National Response Center. Depending on the final outcome of this rulemaking and the introduction of any additional state or federal regulations, we may incur costs in connection with reporting obligations and costs related to historic usage of PFAS-containing materials, transitioning away from the usage of PFAS-containing products, disposing of PFAS-containing waste or remediating any residual environmental impacts.

We have various leases and agreements with respect to real property, tanks and pipelines with airports and other operators. Under these leases and agreements, we have agreed to indemnify the lessor or operator against environmental liabilities associated with the real property or operations described under the agreement, even in certain cases where we are not the party responsible for the initial event that caused the environmental damage. We also participate in leases with other airlines in fuel consortiums and fuel committees at airports, and such indemnities are generally joint and several among the participating airlines.

Governmental authorities in several U.S. and foreign cities are also considering, or have already implemented, aircraft noise reduction programs, including the imposition of nighttime curfews and limitations on daytime take offs and landings. We have been able to accommodate local noise restrictions imposed to date, but our operations could be adversely affected if locally-imposed regulations become more restrictive or widespread. The FAA is also currently evaluating possible changes to how aircraft noise is measured, and the resulting standards that are based on them. Ultimately, these changes could have an impact on, or limit, our operations, or make it more difficult for the FAA to modernize and increase the efficiency of the airspace and airports we utilize.

A higher than normal number of pilot retirements, more stringent duty time regulations, increased flight hour requirements for commercial airline pilots, reductions in the number of military pilots entering the commercial workforce, increased training requirements and other factors have caused a shortage of pilots that could materially adversely affect our business.

Large numbers of pilots in the industry accepted early retirement during the COVID-19 pandemic or are approaching the FAA's mandatory retirement age of 65. Our pilots and other employees are subject to rigorous certification standards, and our pilots and other crew members must adhere to flight time and rest requirements. Commencing in 2013, the minimum flight hour requirement to achieve a commercial pilot's license in the United States increased from 250 to 1,500 hours, thereby significantly increasing the time and cost commitment required to become licensed to fly commercial aircraft. Additionally, the number of military pilots being trained by the U.S. armed forces and available as commercial pilots upon their retirement from military service has been decreasing. Further, in the course of the domestic airline industry rapidly restoring capacity during the recovery from the COVID-19 pandemic, the significant training requirements to return large numbers of pilots to active flying have been time consuming and disruptive.

These and other factors have contributed to a shortage of qualified, entry-level pilots, shortages of experienced pilots trained and ready for duty, and increased compensation costs materially for pilots throughout the industry. The foregoing factors have also led to increased competition from large, mainline carriers attempting to meet their hiring needs and significant further proposed increases in

mainline pilot compensation. We believe that this industry-wide pilot shortage will remain a significant problem for airlines in the United States for the foreseeable future. Our regional airline subsidiaries and other regional partners have recently been unable to hire adequate numbers of pilots to meet their needs, resulting in a reduction in the number of flights offered, disruptions, increased compensation expense and costs of operations, financial difficulties and other adverse effects, and these circumstances may become more severe in the future and thereby cause a material adverse effect on our business.

We depend on a limited number of suppliers for aircraft, aircraft engines and parts.

We depend on a limited number of suppliers for aircraft, aircraft engines and many aircraft and engine parts. For example, as of the end of 2022, all of our mainline aircraft were manufactured by either Airbus or Boeing and all of our regional aircraft were manufactured by either Bombardier or Embraer. Further, our supplier base continues to consolidate as evidenced by recent transactions involving Airbus and Bombardier and Mitsubishi and Bombardier, and the cessation of production of certain Bombardier regional aircraft that we and our regional partners currently operate in large numbers. Due to the limited number of these suppliers, we are vulnerable to any problems associated with the performance of their obligation to supply key aircraft, parts and engines, including design defects, mechanical problems, contractual performance by suppliers, adverse perception by the public that would result in customer avoidance of any of our aircraft or any action by the FAA or any other regulatory authority resulting in an inability to certify or operate our aircraft, even temporarily. For instance, in March 2019, the FAA ordered the grounding of all Boeing 737 MAX Family aircraft, which remained in place for over a year and was not lifted in the United States until November 2020. More recently, regulatory concerns raised by the FAA forced Boeing to temporarily suspend deliveries of certain 787 aircraft, resulting in significant reductions to our planned long-haul flying. The limited number of these suppliers may also result in reduced competition and potentially higher prices than if the supplier base was less concentrated.

Delays in scheduled aircraft deliveries or other loss of anticipated fleet capacity, and failure of new aircraft to perform as expected, may adversely impact our business, results of operations and financial condition.

The success of our business depends on, among other things, effectively managing the number and types of aircraft we operate. If, for any reason, we are unable to accept or secure deliveries of new aircraft on contractually scheduled delivery dates, this could have negative impacts on our business, results of operations and financial condition. Our failure to integrate newly purchased aircraft into our fleet as planned might require us to seek extensions of the terms for some leased aircraft or otherwise delay the exit of certain aircraft from our fleet. Such unanticipated extensions or delays, which recently have been relatively commonplace among manufacturers of commercial aircraft, may require us to operate existing aircraft beyond the point at which it is economically optimal to retire them, resulting in increased maintenance costs, or reductions to our schedule, thereby reducing revenues. If new aircraft orders are not filled on a timely basis, we could face higher financing and operating costs than planned. In addition, if the aircraft we receive do not meet expected performance or quality standards, including with respect to fuel efficiency, safety and reliability, we could face higher financing and operating costs than planned and our business, results of operations and financial condition could be adversely impacted. For instance, in March 2019, the FAA grounded all Boeing 737 MAX Family aircraft, including the 24 aircraft in our fleet at the time of the grounding, as a result of which we were unable to take delivery of the Boeing 737 MAX Family aircraft we had on order from Boeing. More recently, regulatory concerns raised by the FAA forced Boeing to temporarily suspend deliveries of 787 aircraft, resulting in significant reductions to our planned long-haul flying. Repeated or prolonged delays in the production, delivery or induction of our new aircraft could require us to scale back our growth plans, reduce frequencies or forgo service entirely to certain markets, which could adversely affect our business, financial condition and results of operations.

We rely heavily on technology and automated systems to operate our business, and any failure of these technologies or systems could harm our business, results of operations and financial condition.

We are highly dependent on existing and emerging technology and automated systems to operate our business. These technologies and systems include our computerized airline reservation system, flight operations and crew scheduling systems, financial planning, management and accounting systems, telecommunications systems, website, maintenance systems and check-in kiosks. In order for our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic, maintain secure information and deliver flight information, as well as issue electronic tickets and process critical financial information in a timely manner. Substantially all of our tickets are issued to passengers as electronic tickets. We depend on our reservation system, which is hosted and maintained under a long-term contract by a third-party service provider, to be able to issue, track and accept these electronic tickets. If our technologies or automated systems are not functioning or if our third-party service providers were to fail to adequately provide technical support, system maintenance or timely software upgrades for any one of our key existing systems, we could experience service disruptions or delays, which could harm our business and result in the loss of important data, increase our expenses and decrease our revenues. Furthermore, certain critical aspects of our operation rely on legacy technological systems which may grow more difficult or expensive to support and maintain over time, and such systems may fail to perform as required or become more vulnerable to malfunction or failure over time. In the event that one or more of our primary technology or systems vendors goes into bankruptcy, ceases operations or fails to perform as promised, replacement services may not be readily available on a timely basis, at competitive rates or at all, and any transition time to a new system may be significant.

Our aircraft employ a number of sophisticated radio and satellite-based navigation and safety technologies, and we are subject to risks associated with the introduction or expansion of technologies that could interfere with the safe operation of these flight systems. For example, telecommunications companies are expanding and increasing the commercial and consumer applications of 5G cellular communication networks, and regulators, manufacturers and operators have expressed concerns that certain 5G applications could interfere with certain flight systems. On December 23, 2021, the FAA issued a special airworthiness information bulletin (SAIB), in which it indicated that further testing and assessment is needed regarding the effects of 5G on certain aircraft equipped with radar altimeters, which measure the aircraft's altitude and guide pilots during landings. If it were determined that 5G signals posed an interference risk to these altimeters or other systems, the FAA indicated in its SAIB that it could restrict flight operations in areas where such interference could occur. On January 18, 2022, major U.S. telecommunications companies agreed to delay the implementation of 5G near airports until July 5, 2022 while working with the FAA to develop long-term mitigations to support safe aviation operations. While the telecommunications industry agreed to delay the activation of 5G transmitters in close proximity to airports, it did move forward with the activation of a vast majority of 5G transmitters away from airports, and we expect that companies will continue expanding their 5G networks over the next several years. As a result, the FAA has taken precautionary steps to mitigate any remaining interference risks, which have resulted in minimal impacts to our operations, particularly in low-visibility conditions at certain airports and with our regional carriers. While we are working closely with the FAA and other aviation industry participants to develop a long-term strategy that permits the full implementation of the 5G spectrum without disruption to safe aviation operations, any new restrictions imposed to mitigate interference risks would require us to adjust our operating procedures and could impact our ability to operate certain aircraft or to serve certain markets. On June 17, 2022, the FAA announced that major U.S. telecommunications companies have agreed to continue to keep 5G mitigations beyond July 5, 2022, but simultaneously announced their expectation that the U.S. mainline commercial fleet to have radio altimeter retrofits or other enhancements in place by July 2023. We have made clear our commitment to updating our aircraft as soon as possible and

we have already completed retrofitting our mainline Airbus A320 fleet with updated radio altimeters. We will continue retrofitting aircraft across both our mainline and regional fleets and currently expect completion by July 2023. Our most pressing concern moving forward is ensuring that the FAA, FCC, and telecommunications industry can come to a long-term mitigation agreement without adverse impacts on aviation. For each fleet type, we need the FAA to certify a solution, the aircraft manufacturer to issue a service bulletin, the radio altimeter manufacturer to produce the solution, and for the solution to be delivered to us with enough time to install it on our aircraft in advance of July 2023.

Our technologies and automated systems are not completely protected against events that are beyond our control, including natural disasters, power failures, terrorist attacks, cyber-attacks, data theft, defects, errors, equipment and software failures, computer viruses or telecommunications failures. When service interruptions occur as a result of any of the aforementioned events, we address them in accordance with applicable laws, rules and regulations. However, substantial or sustained system failures could cause service delays or failures and result in our customers purchasing tickets from other airlines. We cannot assure that our security measures, change control procedures or disaster recovery plans are adequate to prevent disruptions or delays. Disruption in or changes to these technologies or systems could result in a disruption to our business and the loss of important data. Any of the foregoing could result in a material adverse effect on our business, results of operations and financial condition.

Evolving data security and privacy requirements (in particular, compliance with applicable federal, state and foreign laws relating to handling of personal information about individuals) could increase our costs, and any significant data security or privacy incident could disrupt our operations, harm our reputation, expose us to legal risks and otherwise materially adversely affect our business, results of operations and financial condition.

In the normal course of our business, we collect, process, use and disclose personal information about individuals and rely on third party service providers to host or otherwise process personal information. Many federal, state and foreign governmental bodies and agencies have adopted, or are considering adopting, laws and regulations that impose limits on the collection, processing, use, disclosure and security of personal information about individuals. In some cases, such laws and regulations can be enforced by private parties in addition to government entities. In addition, privacy advocacy and industry groups may propose new and different self-regulatory standards or guidance that may legally or contractually apply to us and our vendors. These non-uniform laws, regulations, standards and guidance are complex and currently evolving and can be subject to significant change and interpretation, and may be inconsistently applied and enforced from one jurisdiction to another.

Our business requires the secure processing and storage of personal information relating to our customers, employees, business partners and others. However, like any global enterprise operating in today's digital business environment, we have experienced cybersecurity incidents and data breaches. The threat of cybersecurity incidents continues to increase as the frequency, intensity and sophistication of attacks and intrusions increase around the world. Despite ongoing efforts to maintain and improve the security of digital information, individuals, including employees or contractors, may be able to circumvent the security measures we put in place, and we may be unable to anticipate new techniques used for these attacks and intrusions and implement adequate preventative measures. We and our business partners have been the target of cybersecurity attacks and data breaches in the past and expect that we will continue to be in the future. For example, in March 2021, a sub-set of AAdvantage members as well as members of several other major airline loyalty programs received a notification about a security incident involving a limited amount of loyalty data held by a service provider. As another example, in July 2022, a minor phishing incident resulted in certain employee email accounts being accessed and acquired without authorization that contained personal information

about a very limited number of individuals, including travelers (following which we notified the individuals). We react and respond to these cybersecurity attacks in accordance with the applicable legal requirements, our own approved cybersecurity protocols, as well as our commercial partners' standards, but we cannot ensure that our responses will be sufficient to prevent or mitigate the potential adverse impacts of these incidents, which may be material.

Moreover, the conflict involving Russia and Ukraine has resulted in a heightened risk of cyberattacks against companies like ours that have operations, vendors and/or supply chain providers located in or around the region of conflict or are otherwise related to the conflict.

There has been heightened legislative and regulatory focus on data privacy and cybersecurity in the U.S., the EU, China and elsewhere, particularly with respect to critical infrastructure providers, including those in the transportation sector. As a result, we must comply with a proliferating and fast-evolving set of legal requirements in this area, including substantive data privacy and cybersecurity standards as well as requirements for notifying regulators and affected individuals in the event of a data security incident. This regulatory environment is increasingly challenging and may present material obligations and risks to our business, including significantly expanded compliance burdens, costs and enforcement risks. For example, in May 2018, the EU's General Data Protection Regulation, commonly referred to as GDPR, came into effect, which imposes a host of data privacy and security requirements, imposing significant costs on us and carrying substantial penalties for non-compliance.

In addition, many of our commercial partners, including credit card companies, have imposed data security standards that we must meet. In particular, we are required by the Payment Card Industry Security Standards Council, founded by the credit card companies, to comply with their highest level of data security standards. While we continue our efforts to meet these standards, new and revised standards may be imposed that may be difficult for us to meet and could increase our costs.

Significant cybersecurity incidents involving us or one of our AAdvantage partners or other business partners have in the past and may in the future result in a range of potentially material negative consequences for us, including unauthorized access to, disclosure, modification, misuse, loss or destruction of company systems or data; theft of sensitive, regulated or confidential data, such as personal information or our intellectual property; the loss of functionality of critical systems through ransomware, denial of service or other attacks; a diminished ability to retain or attract new customers; a deterioration in our relationships with business partners and other third parties; interruptions or failures in our payment related systems; and business delays, service or system disruptions, damage to equipment and injury to persons or property. The methods used to obtain unauthorized access, disable or degrade service or sabotage systems are constantly evolving and may be difficult to anticipate or to detect for long periods of time. The constantly changing nature of the threats means that we cannot and have not been able to prevent all data security breaches or misuse of data. Similarly, we depend on the ability of our key commercial partners, including AAdvantage partners, other business partners, our regional carriers, distribution partners and technology vendors, to conduct their businesses in a manner that complies with applicable security standards and assures their ability to perform on a timely basis. A security failure, including a failure to meet relevant payment security standards, breach or other significant cybersecurity incident affecting one of our partners, interruptions or failures in our payment related systems, could result in potentially material negative consequences for us, including loss of critical data, service interruptions and the potential for fines, restrictions and expulsion from card acceptance programs. In addition, we use third-party service providers to help us deliver services to customers. These service providers may store personal information, credit card information and/or other confidential information. Such information may be the target of unauthorized access or subject to security breaches because of third-party action, employee error, malfeasance or otherwise. Any of these could (a) result in the loss of information, litigation, indemnity obligations, expensive and inconsistent cybersecurity incident and data breach notification requirements, damage

to our reputation, regulatory scrutiny, and other liability, or (b) have a material adverse effect on our business, financial condition and results of operations.

The costs and operational consequences of defending against, preparing for, responding to and remediating an incident of cybersecurity breach may be substantial. As cybersecurity threats become more frequent, intense and sophisticated, costs of proactive defense measures are increasing. Further, we could be exposed to litigation, regulatory enforcement or other legal action as a result of an incident, carrying the potential for damages, fines, sanctions or other penalties, as well as injunctive relief and enforcement actions requiring costly compliance measures. A significant number of recent privacy and data security incidents, including those involving other large airlines, have resulted in very substantial adverse financial consequences to those companies. A cybersecurity incident could also impact our brand, including that of the AAdvantage program, harm our reputation and adversely impact our relationship with our customers, employees and stockholders. The increased regulatory focus on data privacy practices apart from how personal data is secured, such as how personal data is collected, used for marketing purposes, and shared with third parties, also may require changes to our processes and increase compliance costs. There is also an increased risk to our business in the event of a significant data privacy violation, including additional compliance costs, reputational harm, disruption to the manner in which we provide our services, including the geographies we service, and being subject to complaints and/or regulatory investigations, significant monetary liability, fines, penalties, regulatory enforcement, individual or class action lawsuits, public criticism, loss of customers, loss of goodwill or other additional liabilities, such as claims by industry groups or other third parties. Accordingly, failure to appropriately address data privacy and cybersecurity issues could result in material financial and other liabilities and cause significant reputational harm to our company.

In addition, litigation, claims and enforcement related to privacy, biometrics and other provisions of state privacy laws may involve new interpretations of privacy laws. Compliance with these laws and regulations may be inconsistent from jurisdiction to jurisdiction, increasing the cost of compliance and our risk of liability from litigation. Any litigation, claims or enforcement actions to which we are or become a party could potentially result in substantial monetary damages or fines.

We rely on third-party distribution channels and must manage effectively the costs, rights and functionality of these channels.

We rely on third-party distribution channels, including those provided by or through global distribution systems (GDSs) (e.g., Amadeus, Sabre and Travelport), conventional travel agents, travel management companies and online travel agents (OTAs) (e.g., Expedia, including its booking sites Orbitz and Travelocity, and Booking Holdings, including its booking sites Kayak and Priceline), to distribute a significant portion of our airline tickets, and we expect in the future to continue to rely on these channels. We are also dependent upon the ability and willingness of these distribution channels to expand their ability to distribute and collect revenues for ancillary products (e.g., fees for selective seating). These distribution channels are more expensive and at present have less functionality in respect of ancillary product offerings than those we operate ourselves, such as our website at *www.aa.com*. Certain of these distribution channels also effectively restrict the manner in which we distribute our products generally.

To remain competitive, we will need to manage successfully our distribution costs and rights, increase our distribution flexibility and improve the functionality of our distribution channels, while maintaining an industry-competitive cost structure. Further, as distribution technology changes we will need to continue to update our technology by acquiring new technology from third parties, building the functionality ourselves, or a combination, which in any event will likely entail significant technological and commercial risk and involve potentially material investments. These imperatives may affect our relationships with conventional travel agents, travel management companies, GDSs and OTAs,

including if consolidation of conventional travel agents, travel management companies, GDSs or OTAs continues, or should any of these parties seek to acquire other technology providers thereby potentially limiting our technology alternatives. Any inability to manage our third-party distribution costs, rights and functionality at a competitive level or any material diminishment or disruption in the distribution of our tickets could have a material adverse effect on our business, results of operations and financial condition.

If we are unable to obtain and maintain adequate facilities and infrastructure throughout our system and, at some airports, adequate slots, we may be unable to operate our existing flight schedule and to expand or change our route network in the future, which may have a material adverse impact on our operations.

In order to operate our existing and proposed flight schedule and, where desirable, add service along new or existing routes, we must be able to maintain and/or obtain adequate gates, check-in counters, operations areas, operations control facilities and administrative support space. As airports around the world become more congested, it may not be possible for us to ensure that our plans for new service can be implemented in a commercially viable manner, given operating constraints at airports throughout our network, including those imposed by inadequate facilities at desirable airports.

In light of constraints on existing facilities, there is presently a significant amount of capital spending underway at major airports in the United States, including large projects underway at a number of airports where we have significant operations, such as ORD, Dallas/Fort Worth International Airport, JFK and LAX. This spending is expected to result in increased costs to airlines and the traveling public that use those facilities as the airports seek to recover their investments through increased rental, landing and other facility costs. In some circumstances, such costs could be imposed by the relevant airport authority without our approval. Accordingly, our operating costs are expected to increase significantly at many airports at which we operate, including a number of our hubs and gateways, as a result of capital spending projects currently underway and additional projects that we expect to commence over the next several years.

In addition, operations at three major domestic airports, certain smaller domestic airports and many foreign airports we serve are regulated by governmental entities through allocations of slots or similar regulatory mechanisms that limit the rights of carriers to conduct operations at those airports. Each slot represents the authorization to land at or take off from the particular airport during a specified time period and may impose other operational restrictions as well. In the U.S., the DOT and the FAA currently regulate the allocation of slots or slot exemptions at DCA and two New York City airports: JFK and LGA. Our operations at these airports generally require the allocation of slots or similar regulatory authority. In addition to slot restrictions, operations at DCA and LGA are also limited based on a so-called "perimeter rule" which generally limits the stage length of the flights that can be operated from those airports to 1,250 and 1,500 miles, respectively. Similarly, our operations at LHR, international airports in Beijing, Frankfurt, Paris, Tokyo and other airports outside the U.S. are regulated by local slot authorities pursuant to the International Airline Trade Association Worldwide Scheduling Guidelines and/or applicable local law. Termination of slot controls at some or all of the foregoing airports could affect our operational performance and competitive position. We currently have sufficient slots or analogous authorizations to operate our existing flights and we have generally, but not always, been able to obtain the rights to expand our operations and to change our schedules. However, there is no assurance that we will be able to obtain sufficient slots or analogous authorizations in the future or as to the cost of acquiring such rights because, among other reasons, such allocations are often sought after by other airlines and are subject to changes in governmental policies. Due to the dramatic reduction in air travel during the COVID-19 pandemic, we relied in many instances on exemptions granted by applicable authorities from the requirement that we continuously use certain slots, gates and routes or risk having such operating rights revoked, and depending on the

applicable authority these exemptions can vary in the way they are structured and applied. We cannot predict whether such exemptions will continue to be made available, whether they will be granted on the same or similar terms, or whether we ultimately could be at risk of losing valuable operating rights. If we are forced to surrender slots, we may be unable to provide our desired level of service to or from certain destinations in the future. We cannot provide any assurance that regulatory changes resulting in changes in the application of slot controls or the allocation of or any reallocation of existing slots, the continued enforcement or termination of a perimeter rule or similar regulatory regime will not have a material adverse impact on our operations.

Our ability to provide service can also be impaired at airports, such as LAX and ORD where the airport gates and other facilities are currently inadequate to accommodate all of the service that we would like to provide, or airports such as Dallas Love Field Airport where we have no access to gates at all.

Any limitation on our ability to acquire or maintain adequate gates, ticketing facilities, operations areas, operations control facilities, slots (where applicable), or office space could have a material adverse effect on our business, results of operations and financial condition.

Interruptions or disruptions in service at one of our key facilities could have a material adverse impact on our operations.

We operate principally through our hubs in Charlotte, Chicago, Dallas/Fort Worth, Los Angeles, Miami, New York, Philadelphia, Phoenix and Washington, D.C. and partner gateways including London Heathrow (among others). Substantially all of our flights either originate at or fly into one of these locations. A significant interruption or disruption in service at one of our hubs, gateways or other airports where we have a significant presence, resulting from air traffic control delays, weather conditions, natural disasters, growth constraints, performance by third-party service providers (such as electric utility or telecommunications providers), failure of computer systems, disruptions at airport facilities or other key facilities used by us to manage our operations (including as a result of social or environmental activism), labor relations, power supplies, fuel supplies, terrorist activities, or otherwise could result in the cancellation or delay of a significant portion of our flights and, as a result, could have a severe impact on our business, results of operations and financial condition. We have limited control, particularly in the short term, over the operation, quality or maintenance of many of the services on which our operations depend and over whether vendors of such services will improve or continue to provide services that are essential to our business.

Increases in insurance costs or reductions in insurance coverage may adversely impact our operations and financial results.

The terrorist attacks of September 11, 2001 led to a significant increase in insurance premiums and a decrease in the insurance coverage available to commercial air carriers. Accordingly, our insurance costs increased significantly, and our ability to continue to obtain insurance even at current prices remains uncertain. The occurrence or persistence of certain events, including armed conflicts, could also impact our ability to obtain commercial insurance coverage against certain risks, or to obtain such insurance on commercially acceptable terms. If we are unable to maintain adequate insurance coverage or to secure suitable alternatives outside the commercial insurance markets, our business could be materially and adversely affected. Additionally, severe disruptions in the domestic and global financial markets could adversely impact the claims paying ability of some insurers. Future downgrades in the ratings of enough insurers could adversely impact both the availability of appropriate insurance coverage and its cost. Because of competitive pressures in our industry, our ability to pass along additional insurance costs to passengers is limited. As a result, further increases

in insurance costs or reductions in available insurance coverage could have an adverse impact on our financial results.

The airline industry is heavily taxed.

The airline industry is subject to extensive government fees and taxation that negatively impact our revenue and profitability. The U.S. airline industry is one of the most heavily taxed of all industries. These fees and taxes have grown significantly in the past decade for domestic flights, and various U.S. fees and taxes also are assessed on international flights. For example, as permitted by federal legislation, most major U.S. airports impose a per-passenger facility charge on us. In addition, the governments of foreign countries in which we operate impose on U.S. airlines, including us, various fees and taxes, and these assessments have been increasing in number and amount in recent years. Moreover, we are obligated to collect a federal excise tax, commonly referred to as the "ticket tax," on domestic and international air transportation. We collect the excise tax, along with certain other U.S. and foreign taxes and user fees on air transportation (such as passenger security fees), and pass along the collected amounts to the appropriate governmental agencies. Although these taxes and fees are not our operating expenses, they represent an additional cost to our customers. There are continuing efforts in Congress and in other countries to raise different portions of the various taxes, fees, and charges imposed on airlines and their passengers, including the passenger facility charge, and we may not be able to recover all of these charges from our customers. Increases in such taxes, fees and charges could negatively impact our business, results of operations and financial condition.

Under DOT regulations, all governmental taxes and fees must be included in the prices we quote or advertise to our customers. Due to the competitive revenue environment, many increases in these fees and taxes have been absorbed by the airline industry rather than being passed on to the customer. Further increases in fees and taxes may reduce demand for air travel, and thus our revenues.

Risks Related to Ownership of AAG Common Stock and Convertible Notes

The price of AAG common stock has been and may in the future be volatile.

The market price of AAG common stock has fluctuated substantially in the past, and may fluctuate substantially in the future, due to a variety of factors, many of which are beyond our control, including:

- the effects of the COVID-19 pandemic on our business or the U.S. and global economies;

- macro-economic conditions, including the price of fuel;

- changes in market values of airline companies as well as general market conditions;

- our operating and financial results failing to meet the expectations of securities analysts or investors;

- changes in financial estimates or recommendations by securities analysts;

- changes in our level of outstanding indebtedness and other obligations;

- changes in our credit ratings;

- material announcements by us or our competitors;

- expectations regarding any future capital deployment program, including share repurchase programs and any future dividend payments that may be declared by our Board of Directors, or any subsequent determination to cease repurchasing stock or paying dividends;

- new regulatory pronouncements and changes in regulatory guidelines;

- general and industry-specific economic conditions;

- changes in our key personnel;

- public or private sales of a substantial number of shares of AAG common stock or issuances of AAG common stock upon the exercise or conversion of restricted stock unit awards, stock appreciation rights, or other securities that may be issued from time to time, including warrants we have issued in connection with our receipt of funds under the CARES Act, the PSP Extension Law and the ARP;

- increases or decreases in reported holdings by insiders or other significant stockholders;

- fluctuations in trading volume; and

- technical factors in the public trading market for our stock that may produce price movements that may or may not comport with macro, industry or company-specific fundamentals, including, without limitation, the sentiment of retail investors (including as may be expressed on financial trading and other social media sites), the amount and status of short interest in our securities, access to margin debt, trading in options and other derivatives on our common stock and any related hedging and other technical trading factors.

The closing price of our common stock on the Nasdaq Global Select Market varied from $11.86 to $20.22 during 2022 and $12.74 to $17.08 during 2023 year-to-date through February 17, 2023. At times, fluctuations in our stock price have been rapid, imposing risks on investors due to the possibility of significant, short-term price volatility. While we believe that in recent years this wide range of trading prices has largely reflected the changing prospects for a large airline facing the challenges imposed by the COVID-19 pandemic, we also believe, based in part on the commentary of market analysts, that the trading price of our common stock has at times been influenced by the technical trading factors discussed in the last bullet above. On some occasions, market analysts have explained fluctuations in our stock price by reference to purported "short squeeze" activity. A "short squeeze" is a technical market condition that occurs when the price of a stock increases substantially, forcing market participants who had taken a position that its price would fall (i.e., who had sold the stock "short"), to buy it, which in turn may create significant, short-term demand for the stock not for fundamental reasons, but rather due to the need for such market participants to acquire the stock in order to forestall the risk of even greater losses. A "short squeeze" condition in the market for a stock can lead to short-term conditions involving very high volatility and trading that may or may not track fundamental valuation models.

If we do decide to make repurchases of or pay dividends on our common stock, we cannot guarantee that we will continue to do so or that such a capital deployment program will enhance long-term stockholder value.

In connection with the financial assistance provided under PSP1, PSP2 and PSP3, we agreed not to repurchase shares of AAG common stock through September 30, 2022. Following the expiration of these restrictions, if we determine to make any share repurchases in the future, such repurchases may be made through a variety of methods, which may include open market purchases, privately negotiated transactions, block trades or accelerated share repurchase transactions. Our future repurchases of AAG common stock, if any, may be limited, suspended or discontinued at any time at our discretion and without prior notice.

In connection with the financial assistance provided under PSP1, PSP2 and PSP3, we also agreed not to pay dividends on AAG common stock through September 30, 2022. Following the expiration of these restrictions, if we determine to make any dividends in the future, such dividends that may be declared and paid from time to time will be subject to market and economic conditions, applicable legal requirements and other relevant factors. The amount and timing of any future dividends, if any, may vary, and the payment of any dividend does not assure that we will pay dividends in the future.

In addition, any future repurchases of AAG common stock or payment of dividends, or any determination to cease repurchasing stock or paying dividends, could affect our stock price and increase its volatility. The existence of a future share repurchase program and any future dividends could cause our stock price to be higher than it would otherwise be and could potentially reduce the market liquidity for our stock. Additionally, any future repurchases of AAG common stock or payment of dividends will diminish our cash reserves, which may impact our ability to finance future growth and to pursue possible future strategic opportunities and acquisitions. Further, our repurchase of AAG common stock may fluctuate such that our cash flow may be insufficient to fully cover our share repurchases. Under the recently enacted IRA, we may become subject to an excise tax on the fair market value of AAG common stock repurchased after December 31, 2022, which may adversely affect our financial condition. Although our share repurchase programs are intended to enhance long-term stockholder value, there is no assurance that they will do so.

AAG's Certificate of Incorporation, Bylaws and Tax Benefit Preservation Plan include provisions that limit voting and acquisition and disposition of our equity interests and specify an exclusive forum for certain stockholder disputes.

Our Certificate of Incorporation and Bylaws include significant provisions that limit voting and ownership and disposition of our equity interests as described in Part II, Item 5. Market for American Airlines Group's Common Stock, Related Stockholder Matters and Issuer Purchases of Equity Securities – "*Ownership Restrictions*" and AAG's Description of the Registrants' Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, which is filed as Exhibit 4.1 hereto. Further restrictions are set forth in our Tax Benefit Preservation Plan. These restrictions may adversely affect the ability of certain holders of AAG common stock and our other equity interests to vote such interests and adversely affect the ability of persons to acquire shares of AAG common stock and our other equity interests.

Our Certificate of Incorporation also specifies that the Court of Chancery of the State of Delaware shall be the exclusive forum for substantially all disputes between us and our stockholders. Because the applicability of the exclusive forum provision is limited to the extent permitted by applicable law, we do not intend for the exclusive forum provision to apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction, and acknowledge that federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act of 1933 (Securities Act). We note that there is uncertainty as to whether a court would enforce the provision as it applies to the Securities Act and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. This provision may have the effect of discouraging lawsuits against our directors and officers.

Certain provisions of AAG's Certificate of Incorporation and Bylaws make it difficult for stockholders to change the composition of our Board of Directors and may discourage takeover attempts that some of our stockholders might consider beneficial.

Certain provisions of our Certificate of Incorporation and Bylaws, as currently in effect, may have the effect of delaying or preventing changes in control if our Board of Directors determines that such changes in control are not in our best interest and the best interest of our stockholders. These provisions include, among other things, the following:

- advance notice procedures for stockholder proposals to be considered at stockholders' meetings;

- the ability of our Board of Directors to fill vacancies on the board;

- a prohibition against stockholders taking action by written consent;

- stockholders are restricted from calling a special meeting unless they hold at least 20% of our outstanding shares and follow the procedures provided for in the amended Bylaws;

- a requirement that holders of at least 80% of the voting power of the shares entitled to vote in the election of directors approve any amendment of our Bylaws submitted to stockholders for approval; and

- super-majority voting requirements to modify or amend specified provisions of our Certificate of Incorporation.

These provisions are not intended to prevent a takeover, but are intended to protect and maximize the value of the interests of our stockholders. While these provisions have the effect of encouraging persons seeking to acquire control of our company to negotiate with our Board of Directors, they could enable our Board of Directors to prevent a transaction that some, or a majority, of our stockholders might believe to be in their best interest and, in that case, may prevent or discourage attempts to remove and replace incumbent directors. In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, which prohibits business combinations with interested stockholders. Interested stockholders do not include stockholders whose acquisition of our securities is approved by the Board of Directors prior to the investment under Section 203.

The issuance or sale of shares of our common stock, rights to acquire shares of our common stock, or warrants issued to Treasury under the CARES Act, the PSP Extension Law, the ARP, PSP1, PSP2 and PSP3, could depress the trading price of our common stock and the Convertible Notes.

We may conduct future offerings of material amounts of our common stock, preferred stock or other securities that are convertible into or exercisable for our common stock to finance our operations, to fund acquisitions, or for any other purposes at any time and from time to time (including as compensation to the U.S. Government for the proceeds received pursuant to PSP1, PSP2 or PSP3). If these additional shares or securities are issued or sold, or if it is perceived that they will be sold, into the public market or otherwise, the price of our common stock and Convertible Notes could decline substantially. If we issue additional shares of our common stock or rights to acquire shares of our common stock, if any of our existing stockholders sells a substantial amount of our common stock, or if the market perceives that such issuances or sales may occur, then the trading price of our common stock and Convertible Notes could decline substantially.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We had no unresolved SEC staff comments that were issued 180 days or more preceding December 31, 2022.

ITEM 2. PROPERTIES

Flight Equipment

As of December 31, 2022, American operated a mainline fleet of 925 aircraft. During 2022, American accepted delivery of 33 mainline aircraft including 24 Airbus A321neo and nine Boeing 787-8 aircraft and returned 27 mainline aircraft to service from temporary storage. We are supported by our wholly-owned and third-party regional carriers that fly under capacity purchase agreements operating as American Eagle. As of December 31, 2022, American Eagle operated 536 regional aircraft. During 2022, we decreased our regional fleet by a net of 31 aircraft, including the addition of 38 regional aircraft, temporary parking of 59 regional aircraft and return of 10 regional aircraft.

Mainline

As of December 31, 2022, American's mainline fleet consisted of the following aircraft:

	Average Seating Capacity	Average Age (Years)	Owned	Leased	Total
Airbus A319	128	18.7	21	112	133
Airbus A320	150	21.7	10	38	48
Airbus A321	184	10.4	164	54	218
Airbus A321neo	196	1.7	33	35	68
Boeing 737-800 [1]	172	12.8	123	171	294
Boeing 737-8 MAX	172	3.4	9	33	42
Boeing 777-200ER	273	22.0	44	3	47
Boeing 777-300ER	304	8.8	18	2	20
Boeing 787-8	234	4.6	20	13	33
Boeing 787-9	285	5.2	17	5	22
Total		12.2	459	466	925

---

[1] Excluded from the total operating aircraft count above are nine owned Boeing 737-800 held in temporary storage as of December 31, 2022.

Regional

As of December 31, 2022, the fleet of our wholly-owned and third-party regional carriers operating as American Eagle consisted of the following aircraft:

	Average Seating Capacity	Owned	Leased	Owned or Leased by Third Party Regional Carrier	Total	Operating Regional Carrier	Number of Aircraft Operated
Bombardier CRJ 700 [1]	65	40	2	80	122	SkyWest	80
						PSA	42
						Total	122
Bombardier CRJ 900 [1]	76	69	—	40	109	PSA	69
						Mesa	40
						Total	109
Embraer 170 [1]	65	2	6	13	21	Republic	13
						Envoy	8
						Total	21
Embraer 175	76	101	—	108	209	Envoy	101
						Republic	88
						SkyWest	20
						Total	209
Embraer 145 [1]	50	75	—	—	75	Piedmont	47
						Envoy	28
						Total	75
Total		287	8	241	536		536

[1] Excluded from the total operating aircraft count above are 69 regional aircraft that are being held in temporary storage as follows: 40 owned Embraer 145, 14 owned and five leased Bombardier CRJ 700, four owned and two leased Embraer 170 and four owned Bombardier CRJ 900.

See Note 11 to AAG's Consolidated Financial Statements in Part II, Item 8A and Note 10 to American's Consolidated Financial Statements in Part II, Item 8B for additional information on our capacity purchase agreements with third-party regional carriers.

Aircraft and Engine Purchase Commitments

As of December 31, 2022, we had definitive purchase agreements for the acquisition of the following aircraft [1]:

	2023	2024	2025	2026	2027	Total
Airbus						
A320neo Family	2	5	19	29	5	60
Boeing						
737 MAX Family	17	22	28	21	—	88
787 Family	4	12	9	4	5	34
Total	23	39	56	54	10	182

[1] Delivery schedule represents our best estimate as of the date of this report as described in footnote (e) to the "*Contractual Obligations*" table in Part II, Item 7. Management's Discussion and

Analysis of Financial Condition and Results of Operations. Actual delivery dates are subject to change, which could be material, based on various potential factors including production delays by the manufacturer and regulatory concerns.

We also have agreements for 52 spare engines to be delivered in 2023 and beyond.

We currently have financing commitments in place for all aircraft on order and scheduled to be delivered in 2023 except for 10 Boeing 737 MAX Family aircraft. Our ability to draw on the financing commitments we have in place is subject to (1) the satisfaction of various terms and conditions including, in some cases, on our acquisition of the aircraft by a certain date and (2) the performance by the counterparty providing such financing commitments of its obligations thereunder. We do not have financing commitments in place for any of the aircraft scheduled to be delivered in 2024 and beyond, except for five Boeing 787 Family aircraft scheduled to be delivered in 2024. See Part I, Item 1A. Risk Factors – *"We will need to obtain sufficient financing or other capital to operate successfully"* for additional discussion.

See Note 11 to AAG's Consolidated Financial Statements in Part II, Item 8A and Note 10 to American's Consolidated Financial Statements in Part II, Item 8B for additional information on aircraft and engine acquisition commitments.

Ground Properties

At each airport where we conduct flight operations, we have agreements, generally with a governmental unit or authority, for the use of passenger, operations and baggage handling space as well as runways and taxiways. These agreements, particularly in the U.S., often contain provisions for periodic adjustments to rates and charges applicable under such agreements. These rates and charges also vary with our level of operations and the operations of the airport. Additionally, at our hub locations and in certain other cities we serve, we lease administrative offices, catering, cargo, training, maintenance and other facilities.

We lease or have built on leased property our headquarters and training facilities in Fort Worth, Texas, our principal overhaul and maintenance base in Tulsa, Oklahoma, our regional reservation offices, and administrative offices throughout the U.S. and abroad.

ITEM 3. LEGAL PROCEEDINGS

See Note 11 to AAG's Consolidated Financial Statements in Part II, Item 8A and Note 10 to American's Consolidated Financial Statements in Part II, Item 8B for information on legal proceedings.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR AMERICAN AIRLINES GROUP'S COMMON STOCK, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Stock Exchange Listing

Our common stock is listed on The Nasdaq Global Select Market under the trading symbol "AAL." There is no trading market for the common stock of American, which is a wholly-owned subsidiary of AAG.

As of February 17, 2023, there were approximately 14,000 holders of record of our common stock. However, because many of the shares of our common stock are held by brokers and other institutions on behalf of stockholders, we believe there are substantially more beneficial holders of our common stock than record holders.

Information on securities authorized for issuance under our equity compensation plans will be set forth in our Proxy Statement for the 2023 Annual Meeting of Stockholders of American Airlines Group Inc. (the Proxy Statement) under the caption "Equity Compensation Plan Information" and is incorporated by reference into this Annual Report on Form 10-K.

Dividends on Common Stock

There were no cash dividend payments during the years ended December 31, 2022 and 2021. In connection with our receipt of financial assistance under PSP1, PSP2 and PSP3, we agreed not to pay dividends on AAG common stock through September 30, 2022 when this restriction expired. If we determine to make any dividends in the future, such dividends that may be declared and paid from time to time will be subject to market and economic conditions, applicable legal requirements and other relevant factors. We are not obligated to continue a dividend for any fixed period, and the payment of dividends may be suspended or discontinued again at any time at our discretion and without prior notice.

Stock Performance Graph

The following stock performance graph and related information shall not be deemed "soliciting material" or "filed" with the SEC, nor shall such information be incorporated by reference into any future filings under the Securities Act of 1933 or the Exchange Act, each as amended, except to the extent that we specifically incorporate it by reference into such filing.

The following stock performance graph compares the cumulative total stockholder returns during the period from December 31, 2017 to December 31, 2022 of our common stock to the New York Stock Exchange (NYSE) ARCA Airline Index and the Standard and Poor's Financial Services, LLC (S&P) 500 Stock Index. The comparison assumes $100 was invested on December 31, 2017 in our common stock and in each of the foregoing indices and assumes that all dividends were reinvested. The stock performance shown on the following graph represents historical stock performance and is not necessarily indicative of future stock price performance.

Cumulative Total Returns



	12/31/2017	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022
American Airlines Group Inc. (AAL)	$100	$62	$ 56	$ 31	$ 35	$ 25
NYSE ARCA Airline Index (XAL)	100	78	94	71	70	45
S&P 500 Index (GSPC)	100	94	121	140	178	144

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The remaining authority under our most recent $2.0 billion share repurchase program expired in December 2020, and in connection with our receipt of financial assistance under PSP1, PSP2 and PSP3, we agreed not to repurchase shares of AAG common stock through September 30, 2022 when this restriction expired. No repurchases of AAG common stock were made in 2022 following the lapse of these restrictions. As of December 31, 2022, the Board of Directors of AAG had not authorized another share repurchase program. Any future determination to enter into a share repurchase program will be at the discretion of the Board of Directors, subject to applicable legal limitations, and will depend upon our results of operations, financial condition, contractual restrictions and other factors deemed relevant by the Board of Directors.

See Part I, Item 1A. Risk Factors – "*If we do decide to make repurchases of or pay dividends on our common stock, we cannot guarantee that we will continue to do so or that our capital deployment program will enhance long-term stockholder value.*"

Ownership Restrictions

AAG's Certificate of Incorporation and Bylaws provide that, consistent with the requirements of Subtitle VII of Title 49 of the United States Code, as amended (the Aviation Act), any persons or entities who are not a "citizen of the United States" (as defined under the Aviation Act and administrative interpretations issued by the DOT, its predecessors and successors, from time to time), including any agent, trustee or representative of such persons or entities (a non-citizen), shall not, in the aggregate, own (beneficially or of record) and/or control more than (a) 24.9% of the aggregate votes of all of our outstanding equity securities or (b) 49.0% of our outstanding equity securities. Our

Certificate of Incorporation and Bylaws further specify that it is the duty of each stockholder who is a non-citizen to register his, her or its equity securities on our foreign stock record and provide for remedies applicable to stockholders that exceed the voting and ownership caps described above.

In addition, to reduce the risk of a potential adverse effect on our ability to use our NOL carryforwards and certain other tax attributes for federal income tax purposes, and in connection with the expiration in December 2021 of certain transfer restrictions applicable to substantial shareholders contained in our Certificate of Incorporation, the Board of Directors of AAG adopted the Tax Benefits Preservation Plan in order to preserve our ability to use our NOLs and certain other tax attributes to reduce potential future income tax obligations. The Tax Benefits Preservation Plan was subsequently ratified by our stockholders at the 2022 Annual Meeting of Stockholders of AAG. The Tax Benefits Preservation Plan is designed to reduce the likelihood that we experience an "ownership change" for purposes of Section 382 by deterring certain acquisitions of AAG common stock. There is no assurance, however, that the deterrent mechanism will be effective, and such acquisitions may still occur. In addition, the Tax Benefits Preservation Plan may adversely affect the marketability of AAG common stock by discouraging existing or potential investors from acquiring AAG common stock or additional shares of AAG common stock, because any non-exempt third party that acquires 4.9% or more of the then-outstanding shares of AAG common stock would suffer substantial dilution of its ownership interest in AAG.

See Part I, Item 1A. Risk Factors – *"AAG's Certificate of Incorporation, Bylaws and Tax Benefit Preservation Plan include provisions that limit voting and acquisition and disposition of our equity interests and specify an exclusive forum for certain stockholder disputes"* and "*Our ability to utilize our NOLs and other carryforwards may be limited.*" Also see AAG's Certification of Incorporation and Bylaws, which are filed as Exhibits 3.1, 3.2 and 3.3 hereto, for the full text of the foregoing restrictions and AAG's Description of the Registrants' Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934, which is filed as Exhibit 4.1 hereto, for a more detailed description.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

Selected Consolidated Financial Data of AAG

The selected consolidated financial data presented below under the captions "Consolidated Statements of Operations data" and "Consolidated Balance Sheet data" for the years ended and as of December 31, 2022, 2021 and 2020, are derived from AAG's audited consolidated financial statements.

	Year Ended December 31,		
	2022	2021	2020
	(In millions, except share and per share amounts)		
Consolidated Statements of Operations data:			
Total operating revenues	$ 48,971	$ 29,882	$ 17,337
Total operating expenses	47,364	30,941	27,758
Operating income (loss)	1,607	(1,059)	(10,421)
Net income (loss)	127	(1,993)	(8,885)
Earnings (loss) per common share:			
Basic	$ 0.20	$ (3.09)	$ (18.36)
Diluted	0.19	(3.09)	(18.36)
Shares used for computation (in thousands):			
Basic	650,345	644,015	483,888
Diluted	655,122	644,015	483,888
Consolidated Balance Sheet data (at end of period):			
Total assets	$ 64,716	$ 66,467	$ 62,008
Debt and finance leases	35,663	38,060	32,593
Pension and postretirement obligations [1]	2,926	5,150	7,131
Operating lease liabilities	8,024	8,117	8,428
Stockholders' deficit	(5,799)	(7,340)	(6,867)

[1] Substantially all defined benefit pension plans were frozen effective November 1, 2012. See Note 9 to AAG's Consolidated Financial Statements in Part II, Item 8A for further information on pension and postretirement benefits.

Reconciliation of GAAP to Non-GAAP Financial Measures

We sometimes use financial measures that are derived from the consolidated financial statements but that are not presented in accordance with accounting principles generally accepted in the U.S. (GAAP) to understand and evaluate our current operating performance and to allow for period-to-period comparisons. We believe these non-GAAP financial measures may also provide useful information to investors and others. These non-GAAP measures may not be comparable to similarly titled non-GAAP measures of other companies, and should be considered in addition to, and not as a substitute for or superior to, any measure of performance, cash flow or liquidity prepared in accordance with GAAP. We are providing a reconciliation of reported non-GAAP financial measures to their comparable financial measures on a GAAP basis.

The following table presents the components of our total net special items and the reconciliation of pre-tax income (loss) and net income (loss) (GAAP measures) to pre-tax income (loss) excluding net special items and net income (loss) excluding net special items (non-GAAP measures). Management uses these non-GAAP financial measures to evaluate our current operating performance and to allow for period-to-period comparisons. As net special items may vary from period-to-period in nature and amount, the adjustment to exclude net special items allows management an additional tool to understand our core operating performance.

	Year Ended December 31,	
	2022	2021
	(In millions)	
Components of Total Special Items, Net: [1]		
Fleet impairment [2]	$149	$ —
Litigation reserve adjustments	37	(19)
PSP Financial Assistance [3]	—	(4,162)
Severance expenses [4]	—	168
Mark-to-market adjustments on bankruptcy obligations, net	—	(3)
Other operating special items, net	7	10
Mainline operating special items, net	193	(4,006)
PSP Financial Assistance [3]	—	(539)
Regional pilot retention program [5]	—	61
Fleet impairment [2]	—	27
Severance expenses [4]	—	2
Other operating special items, net	5	—
Regional operating special items, net	5	(449)
Operating special items, net	198	(4,455)
Mark-to-market adjustments on equity and other investments, net [6]	71	31
Debt refinancing, extinguishment and other, net	3	29
Nonoperating special items, net	74	60
Pre-tax special items, net	272	(4,395)
Income tax special items, net	(9)	—
Total special items, net	$263	$(4,395)
Reconciliation of Pre-Tax Income (Loss) Excluding Net Special Items:		
Pre-tax income (loss) – GAAP	$186	$(2,548)
Adjusted for: Pre-tax special items, net	272	(4,395)
Pre-tax income (loss) excluding net special items	$458	$(6,943)
Reconciliation of Net Income (Loss) Excluding Net Special Items:		
Net income (loss) – GAAP	$127	$(1,993)
Adjusted for: Total special items, net	263	(4,395)
Adjusted for: Net tax effect of net special items	(62)	993
Net income (loss) excluding net special items	$328	$(5,395)

_____

[1] See Note 2 to AAG's Consolidated Financial Statements in Part II, Item 8A for further information on net special items.

[2] Fleet impairment for 2022 included a non-cash impairment charge to write down the carrying value of our retired Airbus A330 fleet to the estimated fair value due to the market conditions for certain

used aircraft. We retired our Airbus A330 fleet in 2020 as a result of the decline in demand for air travel due to the COVID-19 pandemic.

Fleet impairment for 2021 included a non-cash impairment charge to write down regional aircraft resulting from the retirement of the remaining Embraer 140 fleet earlier than planned.

[3] The PSP Financial Assistance represents recognition of a portion of the financial assistance received from the U.S. Department of Treasury (Treasury) pursuant to the payroll support programs established by the U.S. Government. See Note 1(b) to AAG's Consolidated Financial Statements in Part II, Item 8A for further information.

[4] Severance expenses include salary and medical costs primarily associated with certain team members who opted into voluntary early retirement programs offered as a result of reductions to our operation due to the COVID-19 pandemic.

[5] Our regional pilot retention program provides for, among other things, a cash retention bonus paid in the fourth quarter of 2021 to eligible captains at our wholly-owned regional carriers included on the pilot seniority list as of September 1, 2021.

[6] Mark-to-market adjustments on equity and other investments, net principally included net unrealized gains and losses associated with certain equity investments. See Note 8 to AAG's Consolidated Financial Statements in Part II, Item 8A for further information related to our equity investments.

Additionally, the table below presents the reconciliation of total operating costs (GAAP measure) to total operating costs excluding net special items and fuel (non-GAAP measure) and total operating cost per available seat mile (CASM) to CASM excluding net special items and fuel. Management uses total operating costs excluding net special items and fuel and CASM excluding net special items and fuel to evaluate our current operating performance and for period-to-period comparisons. The price of fuel, over which we have no control, impacts the comparability of period-to-period financial performance. The adjustment to exclude fuel and net special items allows management an additional tool to understand and analyze our non-fuel costs and core operating performance. Amounts may not recalculate due to rounding.

	Year Ended December 31,	
	2022	2021
Reconciliation of CASM Excluding Net Special Items and Fuel:		
(In millions)		
Total operating expenses – GAAP	$ 47,364	$ 30,941
Operating net special items [1]:		
Mainline operating special items, net	(193)	4,006
Regional operating special items, net	(5)	449
Aircraft fuel and related taxes	(13,791)	(6,792)
Total operating expenses, excluding net special items and fuel	$ 33,375	$ 28,604
(In millions)		
Total Available Seat Miles (ASM)	260,226	214,535
(In cents)		
CASM	18.20	14.42
Operating net special items per ASM [1]:		
Mainline operating special items, net	(0.07)	1.87
Regional operating special items, net	—	0.21
Aircraft fuel and related taxes per ASM	(5.30)	(3.17)
CASM, excluding net special items and fuel	12.83	13.33

[1] See Note 2 to AAG's Consolidated Financial Statements in Part II, Item 8A for further information on net special items.

Selected Consolidated Financial Data of American

The selected consolidated financial data presented below under the captions "Consolidated Statements of Operations data" and "Consolidated Balance Sheet data" for the years ended and as of December 31, 2022, 2021 and 2020, are derived from American's audited consolidated financial statements.

	Year Ended December 31,		
	2022	**2021**	**2020**
	(In millions)		
Consolidated Statements of Operations data:			
Total operating revenues	$48,965	$29,880	$ 17,335
Total operating expenses	47,312	30,841	27,559
Operating income (loss)	1,653	(961)	(10,224)
Net income (loss)	338	(1,777)	(8,450)
Consolidated Balance Sheet data (at end of period):			
Total assets	$70,324	$71,145	$ 69,215
Debt and finance leases	30,422	32,094	28,982
Pension and postretirement obligations [1]	2,900	5,117	7,089
Operating lease liabilities	7,961	8,074	8,380
Stockholder's equity	5,593	3,826	4,348

---

[1] Substantially all defined benefit pension plans were frozen effective November 1, 2012. See Note 8 to American's Consolidated Financial Statements in Part II, Item 8B for further information on pension and postretirement benefits.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2022 Financial Overview

The selected financial data presented below is derived from AAG's audited consolidated financial statements included in Part II, Item 8A of this report and should be read in conjunction with those financial statements and the related notes thereto.

	Year Ended December 31,		Increase (Decrease)	Percent Increase (Decrease)
	2022	2021		
	(In millions, except percentage changes)			
Passenger revenue	$44,568	$26,063	$18,505	71.0
Cargo revenue	1,233	1,314	(81)	(6.2)
Other operating revenue	3,170	2,505	665	26.5
Total operating revenues	48,971	29,882	19,089	63.9
Aircraft fuel and related taxes	13,791	6,792	6,999	nm [2]
Salaries, wages and benefits	12,972	11,817	1,155	9.8
Total operating expenses	47,364	30,941	16,423	53.1
Operating income (loss)	1,607	(1,059)	2,666	nm
Pre-tax income (loss)	186	(2,548)	2,734	nm
Income tax provision (benefit)	59	(555)	614	nm
Net income (loss)	127	(1,993)	2,120	nm
Pre-tax income (loss) – GAAP	$ 186	$ (2,548)	$ 2,734	nm
Adjusted for: pre-tax net special items [1]	272	(4,395)	4,667	nm
Pre-tax income (loss) excluding net special items	$ 458	$ (6,943)	$ 7,401	nm

[1] See Part II, Item 6. Selected Consolidated Financial Data – *"Reconciliation of GAAP to Non-GAAP Financial Measures"* and Note 2 to AAG's Consolidated Financial Statements in Part II, Item 8A for details on the components of pre-tax net special items.

[2] Not meaningful or greater than 100% change.

Pre-Tax Income (Loss) and Net Income (Loss)

Pre-tax income and net income were $186 million and $127 million, respectively, in 2022. This compares to 2021 pre-tax loss and net loss of $2.5 billion and $2.0 billion, respectively.

The year-over-year improvement in our pre-tax income, on a GAAP basis, was driven by the continued strength in demand for air travel and a 21.3% increase in capacity as compared to 2021. This resulted in record passenger revenue for 2022 which was offset in part by higher aircraft fuel and related taxes, due to a 73.0% increase in the average price per gallon of aircraft fuel as well as increases in other operating expenses from increased capacity. The 2021 period also included the recognition of $4.4 billion of net pre-tax special credits, principally related to PSP Financial Assistance. See Note 2 to AAG's Consolidated Financial Statements in Part II, Item 8A for details on the components of pre-tax net special items.

Excluding the effects of pre-tax net special items, pre-tax income was $458 million in 2022 and pre-tax loss was $6.9 billion in 2021. The year-over-year improvement in our pre-tax income excluding pre-tax net special items was primarily due to record passenger revenue in 2022, offset in part by higher aircraft fuel and related taxes and increases in other operating expenses, as described above.

Revenue

In 2022, we reported total operating revenues of $49.0 billion, an increase of $19.1 billion, or 63.9%, as compared to 2021. Passenger revenue was $44.6 billion, an increase of $18.5 billion, or 71.0%, as compared to 2021. The increase in passenger revenue in 2022 was primarily due to a 33.5% increase in revenue passenger miles (RPMs), driven by the continued strength in demand for air travel domestically and in the Atlantic and Latin America regions, resulting in a 7.6 point increase in passenger load factor to 82.9% in 2022, and a 28.1% increase in passenger yield.

In 2022, cargo revenue was $1.2 billion, a decrease of $81 million, or 6.2%, as compared to 2021, primarily due to a 5.3% decrease in cargo ton miles driven by the discontinuation of our cargo-only flying and lower demand.

Other operating revenue increased $665 million, or 26.5%, in 2022 as compared to 2021, driven primarily by higher revenue associated with our loyalty program. During 2022 and 2021, cash payments from co-branded credit card and other partners were $4.5 billion and $3.4 billion, respectively.

Our total revenue per available seat mile (TRASM) was 18.82 cents in 2022, a 35.1% increase as compared to 13.93 cents in 2021, driven principally by the increase in passenger revenue as described above.

Fuel

In 2022, aircraft fuel expense totaled $13.8 billion, an increase of $7.0 billion as compared to 2021. This increase was primarily driven by a 73.0% increase in the average price per gallon of aircraft fuel including related taxes to $3.54 in 2022 from $2.04 in 2021 and a 17.4% increase in gallons of fuel consumed due to increased capacity.

As of December 31, 2022, we did not have any fuel hedging contracts outstanding to hedge our fuel consumption. Our current policy is not to enter into transactions to hedge our fuel consumption, although we review that policy from time to time based on market conditions and other factors. As such, and assuming we do not enter into any future transactions to hedge our fuel consumption, we will continue to be fully exposed to fluctuations in fuel prices.

Other Costs

We remain committed to actively managing our cost structure, which we believe is necessary in an industry whose economic prospects are heavily dependent upon two variables we cannot control: general economic conditions and the price of fuel.

Our 2022 CASM was 18.20 cents, an increase of 26.2%, from 14.42 cents in 2021. This increase in CASM was primarily driven by higher aircraft fuel and related taxes in 2022, as described above, and the recognition of $4.5 billion of operating net special credits in 2021 principally related to PSP Financial Assistance.

Our 2022 CASM excluding net special items and fuel was 12.83 cents, a decrease of 3.8%, from 13.33 cents in 2021.

For a reconciliation of total operating CASM to total operating CASM excluding net special items and fuel, see Part II, Item 6. Selected Consolidated Financial Data – *"Reconciliation of GAAP to Non-GAAP Financial Measures."*

Liquidity

As of December 31, 2022, we had $12.0 billion in total available liquidity, consisting of $9.0 billion in unrestricted cash and short-term investments, $2.8 billion in undrawn capacity under revolving credit facilities and a total of $220 million in undrawn short-term revolving and other facilities.

During 2022, we completed the following financing transactions (see Note 4 to AAG's Consolidated Financial Statements in Part II, Item 8A for further information):

- repaid in full approximately $1.2 billion outstanding balance under, and terminated, the December 2016 Term Loan Facility;

- received $866 million in proceeds from enhanced equipment trust certificates (EETCs);

- repurchased $349 million of unsecured notes in the open market; and

- issued $205 million of equipment loans and other notes payable in connection with the financing of certain aircraft.

A significant portion of our debt financing agreements contain covenants requiring us to maintain an aggregate of at least $2.0 billion of unrestricted cash and cash equivalents and amounts available to be drawn under revolving credit facilities and/or contain covenants requiring us to meet certain loan to value, collateral coverage and/or peak debt service coverage ratios.

See Note 4 to AAG's Consolidated Financial Statements in Part II, Item 8A for additional information on our debt obligations.

AAG's Results of Operations

For a comparison of the 2021 to 2020 reporting periods, see Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – *"AAG's Results of Operations"* of our 2021 Form 10-K.

Operating Statistics

The table below sets forth selected operating data for the years ended December 31, 2022 and 2021.

	Year Ended December 31,		
	2022	2021	Increase
Revenue passenger miles (millions) (a)	215,624	161,538	33.5%
Available seat miles (millions) (b)	260,226	214,535	21.3%
Passenger load factor (percent) (c)	82.9	75.3	7.6pts
Yield (cents) (d)	20.67	16.13	28.1%
Passenger revenue per available seat mile (cents) (e)	17.13	12.15	41.0%
Total revenue per available seat mile (cents) (f)	18.82	13.93	35.1%
Fuel consumption (gallons in millions)	3,901	3,324	17.4%
Average aircraft fuel price including related taxes (dollars per gallon)	3.54	2.04	73.0%
Total operating cost per available seat mile (cents) (g)	18.20	14.42	26.2%
Aircraft at end of period (h)	1,461	1,432	2.0%
Full-time equivalent employees at end of period	129,700	123,400	5.1%

(a)   Revenue passenger mile (RPM) – A basic measure of sales volume. One RPM represents one passenger flown one mile.

(b) Available seat mile (ASM) – A basic measure of production. One ASM represents one seat flown one mile.

(c) Passenger load factor – The percentage of available seats that are filled with revenue passengers.

(d) Yield – A measure of airline revenue derived by dividing passenger revenue by RPMs.

(e) Passenger revenue per available seat mile (PRASM) – Passenger revenue divided by ASMs.

(f) Total revenue per available seat mile (TRASM) – Total revenues divided by ASMs.

(g) Total operating cost per available seat mile (CASM) – Total operating expenses divided by ASMs.

(h) Includes aircraft owned and leased by American as well as aircraft operated by third-party regional carriers under capacity purchase agreements. Excludes nine mainline and 69 regional aircraft in temporary storage as of December 31, 2022 as follows: nine Boeing 737-800, 40 Embraer 145, 19 Bombardier CRJ 700, six Embraer 170 and four Bombardier CRJ 900.

Operating Revenues

	Year Ended December 31,		Increase (Decrease)	Percent Increase (Decrease)
	2022	2021		
	(In millions, except percentage changes)			
Passenger	$44,568	$26,063	$18,505	71.0
Cargo	1,233	1,314	(81)	(6.2)
Other	3,170	2,505	665	26.5
Total operating revenues	$48,971	$29,882	$19,089	63.9

This table presents our passenger revenue and the year-over-year change in certain operating statistics:

	Year Ended December 31, 2022	Increase vs. Year Ended December 31, 2021					
		Passenger Revenue	RPMs	ASMs	Load Factor	Passenger Yield	PRASM
	(In millions)						
Passenger revenue	$44,568	71.0%	33.5%	21.3%	7.6pts	28.1%	41.0%

Passenger revenue increased $18.5 billion, or 71.0%, in 2022 from 2021 primarily due to a 33.5% increase in RPMs, driven by the continued strength in demand for air travel domestically and in the Atlantic and Latin America regions, resulting in a 7.6 point increase in passenger load factor to 82.9% in 2022, and a 28.1% increase in passenger yield.

Cargo revenue decreased $81 million, or 6.2%, in 2022 from 2021 primarily due to a 5.3% decrease in cargo ton miles driven by the discontinuation of our cargo-only flying and lower demand.

Other operating revenue increased $665 million, or 26.5%, in 2022 from 2021 driven primarily by higher revenue associated with our loyalty program. During 2022 and 2021, cash payments from co-branded credit card and other partners were $4.5 billion and $3.4 billion, respectively.

Total operating revenues in 2022 increased $19.1 billion, or 63.9%, from 2021 and our TRASM increased 35.1% to 18.82 cents in 2022 from 13.93 cents in 2021, driven principally by the increase in passenger revenue as described above.

Operating Expenses

	Year Ended December 31,		Increase (Decrease)	Percent Increase (Decrease)
	2022	2021		
	(In millions, except percentage changes)			
Aircraft fuel and related taxes	$13,791	$ 6,792	$ 6,999	nm
Salaries, wages and benefits	12,972	11,817	1,155	9.8
Regional expenses	4,385	3,204	1,181	36.9
Maintenance, materials and repairs	2,684	1,979	705	35.6
Other rent and landing fees	2,730	2,619	111	4.2
Aircraft rent	1,395	1,425	(30)	(2.1)
Selling expenses	1,815	1,098	717	65.3
Depreciation and amortization	1,977	2,019	(42)	(2.1)
Mainline operating special items, net	193	(4,006)	4,199	nm
Other	5,422	3,994	1,428	35.8
Total operating expenses	$47,364	$30,941	$16,423	53.1

Total operating expenses increased $16.4 billion, or 53.1%, in 2022 from 2021 driven by higher aircraft fuel and related taxes and other expenses as a result of an increase in the average price per gallon of aircraft fuel and increased capacity. In 2021, total operating expenses also included $4.5 billion of net operating special credits principally related to PSP Financial Assistance. See further discussion of operating special items, net below.

Aircraft fuel and related taxes increased $7.0 billion in 2022 from 2021 primarily driven by a 73.0% increase in the average price per gallon of aircraft fuel including related taxes to $3.54 in 2022 from $2.04 in 2021 and a 17.4% increase in gallons of fuel consumed due to increased capacity.

Salaries, wages and benefits increased $1.2 billion, or 9.8%, in 2022 from 2021 primarily due to an increase in average mainline full-time equivalent employees in 2022 as compared to 2021.

Regional expenses increased $1.2 billion, or 36.9%, in 2022 from 2021 primarily due to pay rate increases and retention bonuses offered at our wholly-owned regional carriers, as well as contractual rate increases with our third-party regional carriers. The 2021 period also included the recognition of $539 million of PSP Financial Assistance as a regional operating special credit. See further discussion of operating special items, net below.

Maintenance, materials and repairs increased $705 million, or 35.6%, in 2022 from 2021 primarily due to increased capacity and an increase in the volume of engine overhauls where expense is incurred as maintenance is performed.

Selling expenses increased $717 million, or 65.3%, in 2022 from 2021 primarily due to higher credit card fees and commission expense driven by the overall increase in passenger revenues.

Other operating expenses increased $1.4 billion, or 35.8%, in 2022 from 2021 primarily as a result of increased aircraft food and catering, crew travel, passenger accommodation and ground and cargo handling expenses driven by the increase in flight operations as well as certain general and administrative expenses.

Operating Special Items, Net

	Year Ended December 31,	
	2022	**2021**
	(In millions)	
Fleet impairment [1]	$149	$ —
Litigation reserve adjustments	37	(19)
PSP Financial Assistance [2]	—	(4,162)
Severance expenses [3]	—	168
Mark-to-market adjustments on bankruptcy obligations, net	—	(3)
Other operating special items, net	7	10
Mainline operating special items, net	193	(4,006)
PSP Financial Assistance [2]	—	(539)
Regional pilot retention program [4]	—	61
Fleet impairment [1]	—	27
Severance expenses [3]	—	2
Other operating special items, net	5	—
Regional operating special items, net	5	(449)
Operating special items, net	$198	$(4,455)

[1] Fleet impairment for 2022 included a non-cash impairment charge to write down the carrying value of our retired Airbus A330 fleet to the estimated fair value due to the market conditions for certain used aircraft. We retired our Airbus A330 fleet in 2020 as a result of the decline in demand for air travel due to the COVID-19 pandemic.

Fleet impairment for 2021 included a non-cash impairment charge to write down regional aircraft resulting from the retirement of the remaining Embraer 140 fleet earlier than planned.

[2] The PSP Financial Assistance represents recognition of a portion of the financial assistance received from Treasury pursuant to the payroll support programs established by the U.S. Government. See Note 1(b) to AAG's Consolidated Financial Statements in Part II, Item 8A for further information.

[3] Severance expenses include salary and medical costs primarily associated with certain team members who opted into voluntary early retirement programs offered as a result of reductions to our operation due to the COVID-19 pandemic.

[4] Our regional pilot retention program provides for, among other things, a cash retention bonus paid in the fourth quarter of 2021 to eligible captains at our wholly-owned regional carriers included on the pilot seniority list as of September 1, 2021.

Nonoperating Results

	Year Ended December 31,		Increase (Decrease)	Percent Increase (Decrease)
	2022	**2021**		
	(In millions, except percentage changes)			
Interest income	$ 216	$ 18	$ 198	nm
Interest expense, net	(1,962)	(1,800)	(162)	9.0
Other income, net	325	293	32	10.9
Total nonoperating expense, net	$(1,421)	$(1,489)	$ 68	(4.6)

Interest income increased in 2022 compared to 2021 primarily as a result of higher returns on our short-term investments. Interest expense, net increased in 2022 compared to 2021 primarily due to the impact of the AAdvantage Financing issued at the end of the first quarter of 2021 and higher interest expense on our variable-rate debt instruments as a result of increased interest rates, offset in part by debt repayments.

In 2022, other nonoperating income, net primarily included $424 million of non-service related pension and other postretirement benefit plan income, offset in part by $74 million of net special charges principally for mark-to-market net unrealized losses associated with certain equity investments.

In 2021, other nonoperating income, net included $337 million of non-service related pension and other postretirement benefit plan income, offset in part by $60 million of net special charges principally for mark-to-market net unrealized losses associated with certain equity investments and non-cash charges associated with debt refinancings and extinguishments.

Income Taxes

In 2022, we recorded an income tax provision of $59 million with an effective rate of approximately 32%, which was substantially non-cash. Substantially all of our income before income taxes is attributable to the United States. At December 31, 2022, we had approximately $16.2 billion of gross federal NOLs and $4.3 billion of other carryforwards available to reduce future federal taxable income, of which $5.9 billion will expire beginning in 2024 if unused and $14.6 billion can be carried forward indefinitely. We also had approximately $6.0 billion of NOL carryforwards to reduce future state taxable income at December 31, 2022, which will expire in taxable years 2022 through 2042 if unused.

In 2021, we recorded an income tax benefit of $555 million at an effective rate of approximately 22%, which was substantially non-cash.

See Note 6 to AAG's Consolidated Financial Statements in Part II, Item 8A for additional information on income taxes.

American's Results of Operations

For a comparison of the 2021 to 2020 reporting periods, see Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – "*American's Results of Operations*" of American's 2021 Form 10-K.

Operating Revenues

	Year Ended December 31,		Increase (Decrease)	Percent Increase (Decrease)
	2022	2021		
	(In millions, except percentage changes)			
Passenger	$44,568	$26,063	$18,505	71.0
Cargo	1,233	1,314	(81)	(6.2)
Other	3,164	2,503	661	26.4
Total operating revenues	$48,965	$29,880	$19,085	63.9

Passenger revenue increased $18.5 billion, or 71.0%, in 2022 from 2021 primarily due to an increase in RPMs, driven by the continued strength in demand for air travel domestically and in the Atlantic and Latin America regions, resulting in an increase in passenger load factor in 2022, and an increase in passenger yield.

Cargo revenue decreased $81 million, or 6.2%, in 2022 from 2021 primarily due to a decrease in cargo ton miles driven by the discontinuation of American's cargo-only flying and lower demand.

Other operating revenue increased $661 million, or 26.4%, in 2022 from 2021 driven primarily by higher revenue associated with American's loyalty program. During 2022 and 2021, cash payments from co-branded credit card and other partners were $4.5 billion and $3.4 billion, respectively.

Total operating revenues in 2022 increased $19.1 billion, or 63.9%, from 2021 driven principally by the increase in passenger revenue as described above.

Operating Expenses

	Year Ended December 31,		Increase (Decrease)	Percent Increase (Decrease)
	2022	2021		
	(In millions, except percentage changes)			
Aircraft fuel and related taxes	$13,791	$ 6,792	$ 6,999	nm
Salaries, wages and benefits	12,965	11,811	1,154	9.8
Regional expenses	4,345	3,111	1,234	39.7
Maintenance, materials and repairs	2,684	1,979	705	35.6
Other rent and landing fees	2,730	2,619	111	4.2
Aircraft rent	1,395	1,425	(30)	(2.1)
Selling expenses	1,815	1,098	717	65.3
Depreciation and amortization	1,969	2,019	(50)	(2.4)
Mainline operating special items, net	193	(4,006)	4,199	nm
Other	5,425	3,993	1,432	35.8
Total operating expenses	$47,312	$30,841	$16,471	53.4

Total operating expenses increased $16.5 billion, or 53.4%, in 2022 from 2021 driven by higher aircraft fuel and related taxes and other expenses as a result of an increase in the average price per gallon of aircraft fuel and increased capacity. In 2021, total operating expenses also included $4.5 billion of net operating special credits principally related to PSP Financial Assistance. See further discussion of operating special items, net below.

Aircraft fuel and related taxes increased $7.0 billion in 2022 from 2021 primarily driven by a 73.0% increase in the average price per gallon of aircraft fuel including related taxes to $3.54 in 2022 from $2.04 in 2021 and a 17.4% increase in gallons of fuel consumed due to increased capacity.

Salaries, wages and benefits increased $1.2 billion, or 9.8%, in 2022 from 2021 primarily due to an increase in average mainline full-time equivalent employees in 2022 as compared to 2021.

Regional expenses increased $1.2 billion, or 39.7%, in 2022 from 2021 primarily due to contractual rate increases with American's third-party regional carriers. The 2021 period also included the recognition of $539 million of PSP Financial Assistance as a regional operating special credit. See further discussion of operating special items, net below.

Maintenance, materials and repairs increased $705 million, or 35.6%, in 2022 from 2021 primarily due to increased capacity and an increase in the volume of engine overhauls where expense is incurred as maintenance is performed.

Selling expenses increased $717 million, or 65.3%, in 2022 from 2021 primarily due to higher credit card fees and commission expense driven by the overall increase in passenger revenues.

Other operating expenses increased $1.4 billion, or 35.8%, in 2022 from 2021 primarily as a result of increased aircraft food and catering, crew travel, passenger accommodation and ground and cargo handling expenses driven by the increase in flight operations as well as certain general and administrative expenses.

Operating Special Items, Net

	Year Ended December 31,	
	2022	2021
	(In millions)	
Fleet impairment [1]	$149	$ —
Litigation reserve adjustments	37	(19)
PSP Financial Assistance [2]	—	(4,162)
Severance expenses [3]	—	168
Mark-to-market adjustments on bankruptcy obligations, net	—	(3)
Other operating special items, net	7	10
Mainline operating special items, net	193	(4,006)
PSP Financial Assistance [2]	—	(539)
Fleet impairment [1]	—	27
Regional operating special items, net	—	(512)
Operating special items, net	$193	$(4,518)

[1] Fleet impairment for 2022 included a non-cash impairment charge to write down the carrying value of American's retired Airbus A330 fleet to the estimated fair value due to the market conditions for certain used aircraft. American retired its Airbus A330 fleet in 2020 as a result of the decline in demand for air travel due to the COVID-19 pandemic.

Fleet impairment for 2021 included a non-cash impairment charge to write down regional aircraft resulting from the retirement of the remaining Embraer 140 fleet earlier than planned.

[2] The PSP Financial Assistance represents recognition of a portion of the financial assistance received from Treasury pursuant to the payroll support programs established by the U.S. Government. See Note 1(b) to American's Consolidated Financial Statements in Part II, Item 8B for further information.

[3] Severance expenses include salary and medical costs primarily associated with certain team members who opted into voluntary early retirement programs offered as a result of reductions to American's operation due to the COVID-19 pandemic.

Nonoperating Results

	Year Ended December 31,		Increase (Decrease)	Percent Increase (Decrease)
	2022	2021		
	(In millions, except percentage changes)			
Interest income	$ 349	$ 34	$ 315	nm
Interest expense, net	(1,872)	(1,642)	(230)	14.0
Other income, net	324	292	32	11.3
Total nonoperating expense, net	$(1,199)	$(1,316)	$ 117	(8.9)

Interest income increased in 2022 compared to 2021 primarily as a result of higher returns on American's short-term investments and related party receivables from AAG. Interest expense, net

increased in 2022 compared to 2021 primarily due to the impact of the AAdvantage Financing issued at the end of the first quarter of 2021 and higher interest expense on American's variable-rate debt instruments as a result of increased interest rates, offset in part by debt repayments.

In 2022, other nonoperating income, net primarily included $423 million of non-service related pension and other postretirement benefit plan income, offset in part by $72 million of net special charges principally for mark-to-market net unrealized losses associated with certain equity investments.

In 2021, other nonoperating income, net included $335 million of non-service related pension and other postretirement benefit plan income, offset in part by $60 million of net special charges principally for mark-to-market net unrealized losses associated with certain equity investments and non-cash charges associated with debt refinancings and extinguishments.

Income Taxes

American is a member of AAG's consolidated federal and certain state income tax returns.

In 2022, American recorded an income tax provision of $116 million with an effective rate of approximately 26%, which was substantially non-cash. Substantially all of American's income before income taxes is attributable to the United States. At December 31, 2022, American had approximately $16.1 billion of gross federal NOLs and $3.5 billion of other carryforwards available to reduce future federal taxable income, of which $6.2 billion will expire beginning in 2024 if unused and $13.4 billion can be carried forward indefinitely. American also had approximately $5.9 billion of NOL carryforwards to reduce future state taxable income at December 31, 2022, which will expire in taxable years 2022 through 2042 if unused.

In 2021, American recorded an income tax benefit of $500 million at an effective rate of approximately 22%, which was substantially non-cash.

See Note 5 to American's Consolidated Financial Statements in Part II, Item 8B for additional information on income taxes.

Liquidity and Capital Resources

Liquidity

At December 31, 2022, AAG had $12.0 billion in total available liquidity and $995 million in restricted cash and short-term investments. Additional detail regarding our available liquidity is provided in the table below (in millions):

| | AAG | | American | |
| | December 31, | | December 31, | |
	2022	2021	2022	2021
Cash	$ 440	$ 273	$ 429	$ 265
Short-term investments	8,525	12,158	8,523	12,155
Undrawn facilities	3,033	3,411	3,033	3,411
Total available liquidity	$11,998	$15,842	$11,985	$15,831

In the ordinary course of our business, we or our affiliates may, at any time and from time to time, seek to prepay, retire or repurchase our outstanding debt through cash purchases and/or exchanges for equity or debt, in open-market purchases, privately negotiated transactions or otherwise. Such

repurchases, prepayments, retirements or exchanges, if any, will be conducted on such terms and at such prices as we may determine, and will depend on prevailing market conditions, our liquidity requirements, legal and contractual restrictions and other factors. The amounts involved may be material. For further information regarding our debt repurchases for the year ended 2022, see Note 4 to AAG's Condensed Consolidated Financial Statements in Part II, Item 8A.

Certain Covenants

Our debt agreements contain customary terms and conditions as well as various affirmative, negative and financial covenants that, among other things, may restrict the ability of us and our subsidiaries to incur additional indebtedness, pay dividends or repurchase stock. Our debt agreements also contain customary change of control provisions, which may require us to repay or redeem such indebtedness upon certain events constituting a change of control under the relevant agreement, in certain cases at a premium. Certain of our debt financing agreements (including our secured notes, term loans, revolving credit facilities and spare engine EETCs) contain loan to value (LTV), collateral coverage or peak debt service coverage ratio covenants and certain agreements require us to appraise the related collateral annually or semiannually. Pursuant to such agreements, if the applicable LTV, collateral coverage or peak debt service coverage ratio exceeds or falls below a specified threshold, as the case may be, we will be required, as applicable, to pledge additional qualifying collateral (which in some cases may include cash or investment securities), withhold additional cash in certain accounts, or pay down such financing, in whole or in part, or the interest rate for the relevant financing will be increased. As of the most recent applicable measurement dates, we were in compliance with each of the foregoing LTV, collateral coverage and peak debt service coverage tests. Additionally, a significant portion of our debt financing agreements contain covenants requiring us to maintain an aggregate of at least $2.0 billion of unrestricted cash and cash equivalents and amounts available to be drawn under revolving credit facilities, and our AAdvantage Financing contains a peak debt service coverage ratio, pursuant to which failure to comply with a certain threshold may result in early repayment, in whole or in part, of the AAdvantage Financing. For further information regarding our debt covenants, see Note 4 to AAG's Consolidated Financial Statements in Part II, Item 8A and Note 3 to American's Consolidated Financial Statements in Part II, Item 8B.

Sources and Uses of Cash

For a comparison of the 2021 and 2020 reporting periods, see Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations – "*Sources and Uses of Cash*" of our 2021 Form 10-K.

AAG

Operating Activities

Our net cash provided by operating activities was $2.2 billion and $704 million in 2022 and 2021, respectively, a $1.5 billion year-over-year increase. In 2021, we received cash proceeds of approximately $4.7 billion associated with the PSP Financial Assistance. Excluding the PSP Financial Assistance, our operating cash flows increased $6.2 billion compared to 2021 primarily due to a return to profitability.

Investing Activities

Our net cash provided by investing activities was $636 million in 2022 as compared to net cash used in investing activities of $6.0 billion in 2021.

Our principal investing activities in 2022 included $3.7 billion in net sales of short-term investments. These cash inflows were offset in part by $2.5 billion of capital expenditures, which primarily related to

the purchase of 24 Airbus A321neo aircraft and 12 spare engines, and $321 million of equity investments, principally related to GOL. Additionally, we incurred $360 million related to airport construction projects, net of reimbursements, principally in connection with the renovation and expansion of Terminal 8 at JFK and the modernization of Terminals 4 and 5 at LAX.

Our principal investing activities in 2021 included $5.5 billion in net purchases of short-term investments as well as a $401 million increase in restricted short-term investments primarily related to collateral associated with the AAdvantage Financing and collateral held to support workers' compensation obligations. We had capital expenditures of $208 million, net of aircraft purchase deposit returns of $996 million, which expenditures principally related to the harmonization of interior configurations across the mainline fleet and the purchase of two Airbus A321neo aircraft. Additionally, we incurred $204 million related to airport construction projects, net of reimbursements, principally in connection with the renovation and expansion of Terminal 8 at JFK and the modernization of Terminals 4 and 5 at LAX. These cash outflows were offset in part by $193 million of proceeds from the sale of property and equipment principally related to the disposition of retired aircraft and $181 million of proceeds primarily from aircraft sale-leaseback transactions.

Financing Activities

Our net cash used in financing activities was $2.6 billion in 2022 as compared to net cash provided by financing activities of $5.3 billion in 2021.

Our principal financing activities in 2022 included $3.8 billion in repayments of debt and finance lease obligations, consisting of $2.2 billion of scheduled debt repayments including the repayment of $401 million in connection with the maturity of our 5.000% unsecured notes, the $1.2 billion prepayment of the December 2016 Term Loan Facility and the repurchase of $349 million of unsecured notes in the open market. These cash outflows were offset in part by $1.1 billion of long-term debt proceeds, consisting of $866 million from the issuance of equipment notes related to the 2021-1 Aircraft EETCs and $205 million in connection with the financing of certain aircraft.

Our principal financing activities in 2021 included $12.2 billion in proceeds from the issuance of debt, including approximately $10.0 billion associated with the AAdvantage Financing, $1.0 billion in aggregate principal amount under the PSP2 Promissory Note, $946 million in aggregate principal amount under the PSP3 Promissory Note and the $150 million issuance of special facility revenue bonds related to JFK. We also received $460 million in net proceeds from the issuance of equity pursuant to an at-the-market offering. These cash inflows were offset in part by $7.3 billion in debt repayments, including prepayments totaling $2.8 billion for our revolving credit facilities, $950 million for the April 2016 Spare Parts Term Loan Facility and $550 million of outstanding loans under the Treasury Loan Agreement as well as $2.9 billion in scheduled debt repayments. In addition, we had $209 million of deferred financing cost cash outflows.

American

Operating Activities

American's net cash provided by operating activities was $1.3 billion and $3.2 billion in 2022 and 2021, respectively, a $1.9 billion year-over-year decrease. American had a $2.9 billion net decrease year-over-year in intercompany cash receipts principally from AAG's financing transactions. Additionally, in 2021, American received cash proceeds of approximately $4.2 billion associated with the PSP Financial Assistance. Excluding the PSP Financial Assistance and the net decrease in AAG's financing transactions, American's operating cash flows increased $5.2 billion compared to 2021 primarily due to a return to profitability.

Investing Activities

American's net cash provided by investing activities was $693 million in 2022 as compared to net cash used in investing activities of $5.9 billion in 2021.

American's principal investing activities in 2022 included $3.7 billion in net sales of short-term investments. These cash inflows were offset in part by $2.5 billion of capital expenditures, which primarily related to the purchase of 24 Airbus A321neo aircraft and 12 spare engines, and $321 million of equity investments, principally related to GOL. Additionally, American incurred $360 million related to airport construction projects, net of reimbursements, principally in connection with the renovation and expansion of Terminal 8 at JFK and the modernization of Terminals 4 and 5 at LAX.

American's principal investing activities in 2021 included $5.5 billion in net purchases of short-term investments as well as a $401 million increase in restricted short-term investments primarily related to collateral associated with the AAdvantage Financing and collateral held to support workers' compensation obligations. American had capital expenditures of $169 million, net of aircraft purchase deposit returns of $996 million, which expenditures principally related to the harmonization of interior configurations across the mainline fleet and the purchase of two Airbus A321neo aircraft. Additionally, American incurred $204 million related to airport construction projects, net of reimbursements, principally in connection with the renovation and expansion of Terminal 8 at JFK and the modernization of Terminals 4 and 5 at LAX. These cash outflows were offset in part by $192 million of proceeds from the sale of property and equipment principally related to American's disposition of retired aircraft and $181 million of proceeds primarily from aircraft sale-leaseback transactions.

Financing Activities

American's net cash used in financing activities was $1.8 billion in 2022 as compared to net cash provided by financing activities of $2.8 billion in 2021.

American's principal financing activities in 2022 included $3.0 billion in repayments of debt and finance lease obligations, consisting of $1.8 billion of scheduled debt repayments and the $1.2 billion prepayment of the December 2016 Term Loan Facility. These cash outflows were offset in part by $1.1 billion of long-term debt proceeds, consisting of $866 million from the issuance of equipment notes related to the 2021-1 Aircraft EETCs and $205 million in connection with the financing of certain aircraft.

American's principal financing activities in 2021 included $10.2 billion in proceeds from the issuance of debt, including approximately $10.0 billion associated with the AAdvantage Financing and the $150 million issuance of special facility revenue bonds related to JFK. These cash inflows were offset in part by $7.3 billion in debt repayments, including prepayments totaling $2.8 billion for American's revolving credit facilities, $950 million for the April 2016 Spare Parts Term Loan Facility and $550 million of outstanding loans under the Treasury Loan Agreement and $2.9 billion in scheduled debt repayments. In addition, American had $207 million of deferred financing cost cash outflows.

Commitments

For further information regarding our commitments, see the Notes to AAG's Consolidated Financial Statements in Part II, Item 8A and the Notes to American's Consolidated Financial Statements in Part II, Item 8B at the referenced footnotes below.

	AAG	American
Debt	Note 4	Note 3
Leases	Note 5	Note 4
Employee Benefit Plans	Note 9	Note 8
Commitments, Contingencies and Guarantees	Note 11	Note 10

Off-Balance Sheet Arrangements

An off-balance sheet arrangement is any transaction, agreement or other contractual arrangement involving an unconsolidated entity under which a company has (1) made guarantees, (2) a retained or a contingent interest in transferred assets, (3) an obligation under derivative instruments classified as equity or (4) any obligation arising out of a material variable interest in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to us, or that engages in leasing, hedging or research and development arrangements with us.

We have no off-balance sheet arrangements of the types described in the first three categories above that we believe may have a material current or future effect on financial condition, liquidity or results of operations.

Pass-Through Trusts

American currently has 352 owned aircraft and 60 owned spare aircraft engines, which in each case were financed with EETCs issued by pass-through trusts. These trusts are off-balance sheet entities, the primary purpose of which is to finance the acquisition of flight equipment or to permit issuance of debt backed by existing flight equipment. In the case of aircraft EETCs, rather than finance each aircraft separately when such aircraft is purchased, delivered or refinanced, these trusts allow American to raise the financing for a number of aircraft at one time and, if applicable, place such funds in escrow pending a future purchase, delivery or refinancing of the relevant aircraft. Similarly, in the case of the spare engine EETCs, the trusts allow American to use its existing pool of spare engines to raise financing under a single facility. The trusts have also been structured to provide for certain credit enhancements, such as liquidity facilities to cover certain interest payments, that reduce the risks to the purchasers of the trust certificates and, as a result, reduce the cost of aircraft financing to American.

Each trust covers a set number of aircraft or spare engines scheduled to be delivered, financed or refinanced upon the issuance of the EETC or within a specific period of time thereafter. At the time of each covered aircraft or spare engine financing, the relevant trust used the proceeds of the issuance of the EETC (which may have been available at the time of issuance thereof or held in escrow until financing of the applicable aircraft following its delivery) to purchase equipment notes relating to the financed aircraft or engines. The equipment notes are issued, at American's election, in connection with a mortgage financing of the aircraft or spare engines. The equipment notes are secured by a security interest in the aircraft or engines, as applicable. The pass-through trust certificates are not direct obligations of, nor are they guaranteed by, AAG or American. However, the equipment notes issued to the trusts are direct obligations of American and, in certain instances, have been guaranteed by AAG. As of December 31, 2022, $9.2 billion associated with these mortgage financings is reflected as debt in the accompanying consolidated balance sheet.

Letters of Credit and Other

We provide financial assurance, such as letters of credit and surety bonds, primarily to support airport commitments. As of December 31, 2022, we had $218 million of letters of credit and surety bonds securing various obligations, of which $100 million is collateralized with our restricted cash. The letters of credit and surety bonds that are subject to expiration will expire on various dates through 2026.

Contractual Obligations

The following table provides details of our estimated material cash requirements from contractual obligations as of December 31, 2022 (in millions). The table does not include commitments that are contingent on events or other factors that are uncertain or unknown at this time and is subject to other conventions as set forth in the applicable accompanying footnotes.

			Payments Due by Period				
	2023	2024	2025	2026	2027	2028 and Thereafter	Total
American [a]							
Long-term debt:							
Principal amount [b], [d] (See Note 3)	$ 3,059	$ 3,535	$ 7,817	$ 4,480	$4,515	$ 6,637	$30,043
Interest obligations [c], [d]	1,900	1,649	1,317	710	427	524	6,527
Finance lease obligations (See Note 4)	257	204	141	115	69	87	873
Aircraft and engine purchase commitments [e] (See Note 10(a))	1,485	2,678	3,896	3,214	988	65	12,326
Operating lease commitments (See Note 4)	1,964	1,718	1,418	1,151	964	4,529	11,744
Regional capacity purchase agreements [f] (See Note 10(b))	1,791	1,950	1,866	1,298	944	1,399	9,248
Minimum pension obligations [g] (See Note 8)	67	301	328	385	305	603	1,989
Retiree medical and other postretirement benefits (See Note 8)	87	85	81	82	81	350	766
Other purchase obligations [h] (See Note 10(a))	5,678	3,041	1,668	231	126	941	11,685
Total American Contractual Obligations	$16,288	$15,161	$18,532	$11,666	$8,419	$15,135	$85,201
AAG Parent and Other AAG Subsidiaries [a]							
Long-term debt:							
Principal amount [b] (See Note 4)	$ —	$ —	$ 1,500	$ —	$ —	$ 3,746	$ 5,246
Interest obligations [c]	121	121	144	155	189	575	1,305
Finance lease obligations (See Note 5)	8	10	—	—	—	—	18
Operating lease commitments (See Note 5)	22	14	11	9	4	29	89
Minimum pension obligations [g] (See Note 9)	2	2	2	2	2	8	18
Total AAG Contractual Obligations	$16,441	$15,308	$20,189	$11,832	$8,614	$19,493	$91,877

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[a] For additional information, see the Notes to AAG's and American's Consolidated Financial Statements in Part II, Items 8A and 8B, respectively, referenced in the table above.

(b) Amounts represent contractual amounts due. Excludes $364 million and $22 million of unamortized debt discount, premium and issuance costs as of December 31, 2022 for American and AAG Parent, respectively.

(c) For variable-rate debt, future interest obligations are estimated using the current forward rates at December 31, 2022.

(d) Includes $9.2 billion of future principal payments and $1.4 billion of future interest payments as of December 31, 2022, related to EETCs associated with mortgage financings of certain aircraft and spare engines.

(e) See Part I, Item 2. Properties – *"Aircraft and Engine Purchase Commitments"* for additional information about the firm commitment aircraft delivery schedule, in particular the footnote to the table thereunder as to potential changes to such delivery schedule. Due to uncertainty surrounding the timing of delivery of certain aircraft, the amounts in the table represent our most current estimate based on contractual delivery schedules adjusted for updates and revisions to such schedules communicated to management by the applicable equipment manufacturer. However, the actual delivery schedule may differ, potentially materially, based on various potential factors including production delays by the manufacturer and regulatory concerns. Additionally, the amounts in the table exclude four Boeing 787-8 aircraft scheduled to be delivered in 2023 and five Boeing 787-9 aircraft scheduled to be delivered in 2024, for which we have obtained committed lease financing. This financing is reflected in the operating lease commitments line above.

(f) Represents minimum payments under capacity purchase agreements with third-party regional carriers. These commitments are estimates of costs based on assumed minimum levels of flying under the capacity purchase agreements and American's actual payments could differ materially. Rental payments under operating leases for certain aircraft flown under these capacity purchase agreements are reflected in the operating lease commitments line above.

(g) Represents minimum pension contributions based on actuarially determined estimates as of December 31, 2022 and is based on estimated payments through 2032. In January 2023, we made $67 million of required pension contributions.

(h) Includes purchase commitments for aircraft fuel, flight equipment maintenance, information technology support and construction projects and excludes obligations under certain fuel offtake agreements or other agreements for which the timing of the related expenditure is uncertain, or which are subject to material contingencies, such as the construction of a production facility.

Capital Raising Activity and Other Possible Actions

In light of our significant financial commitments related to, among other things, the servicing and amortization of existing debt and equipment leasing arrangements and new flight equipment, we and our subsidiaries will regularly consider, and enter into negotiations related to, capital raising and liability management activity, which may include the entry into leasing transactions and future issuances of, and transactions designed to manage the timing and amount of, secured or unsecured debt obligations or additional equity or equity-linked securities in public or private offerings or otherwise. The cash available from operations (if any) and these sources, however, may not be sufficient to cover our cash obligations because economic factors may reduce the amount of cash generated by operations or increase costs. For instance, an economic downturn or general global instability caused by military actions, terrorism, disease outbreaks (such as occurred during the COVID-19 pandemic), natural disasters or other causes could reduce the demand for air travel, which would reduce the amount of cash generated by operations. See Part I, Item 1A. Risk Factors – *"Downturns in economic conditions could adversely affect our business."* for additional discussion. An increase in costs, either due to an increase in borrowing costs caused by a reduction in credit ratings or a general increase in interest rates, or due to an increase in the cost of fuel, maintenance, aircraft, aircraft engines or parts, could

decrease the amount of cash available to cover cash contractual obligations. Moreover, certain of our financing arrangements contain significant minimum cash balance or similar liquidity requirements. As a result, we cannot use all of our available cash to fund operations, capital expenditures and cash obligations without violating these requirements. See Note 4 to AAG's Consolidated Financial Statements in Part II, Item 8A and Note 3 to American's Consolidated Financial Statements in Part II, Item 8B for information regarding our financing arrangements.

In the past, we have from time to time refinanced, redeemed or repurchased our debt and taken other steps to reduce or otherwise manage the aggregate amount and cost of our debt, lease and other obligations or otherwise improve our balance sheet. Going forward, depending on market conditions, our cash position and other considerations, we may continue to take such actions.

OTHER INFORMATION

Basis of Presentation

See Note 1 to each of AAG's and American's Consolidated Financial Statements in Part II, Items 8A and 8B, respectively, for information regarding the basis of presentation.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the date of the financial statements. We believe our estimates and assumptions are reasonable; however, actual results could differ from those estimates. Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties and could potentially result in materially different results under different assumptions and conditions. We have identified the following critical accounting policies that impact the preparation of our consolidated financial statements. See the "*Basis of Presentation and Summary of Significant Accounting Policies*" included in Note 1 to each of AAG's and American's Consolidated Financial Statements in Part II, Item 8A and 8B, respectively, for additional discussion of the application of these estimates and other accounting policies.

Passenger Revenue

We recognize all revenues generated from transportation on American and our regional flights operated under the brand name American Eagle, including associated baggage fees and other inflight services, as passenger revenue when transportation is provided. Ticket and other related sales for transportation that has not yet been provided are initially deferred and recorded as air traffic liability on our consolidated balance sheets. The air traffic liability principally represents tickets sold for future travel on American and partner airlines.

The majority of tickets sold are nonrefundable. A small percentage of tickets, some of which are partially used tickets, expire unused. The estimate for tickets expected to expire unused is generally based on an analysis of our historical data. We have consistently applied this accounting method to estimate and recognize revenue from unused tickets at the date of travel. This estimate is periodically evaluated based on subsequent activity to validate its accuracy. Any adjustments resulting from periodic evaluations of the estimated air traffic liability are included in passenger revenue during the period in which the evaluations are completed. While the contract duration of passenger tickets is generally one year, in response to the COVID-19 pandemic, we extended the contract duration for certain tickets to September 30, 2022, principally those tickets which were issued in 2020 and 2021. Additionally, we extended the contract duration to December 31, 2022 for tickets to certain international

destinations. Tickets issued in 2022 and thereafter are no longer subject to change fees which provides more flexibility for customers to change travel plans. Given this new flexibility offered to our customers, our estimate of revenue that will be recognized from the air traffic liability for future flown or unused tickets may be subject to variability and differ from historical experience.

Loyalty Revenue

We currently operate the loyalty program, AAdvantage. This program awards mileage credits to passengers who fly on American, any oneworld airline or other partner airlines, or by using the services of other program participants, such as our co-branded credit cards, and certain hotels and car rental companies. Mileage credits can be redeemed for travel on American and other participating partner airlines, as well as other non-air travel awards such as hotels and rental cars. For mileage credits earned by AAdvantage loyalty program members, we apply the deferred revenue method.

Mileage credits earned through travel

For mileage credits earned through travel, we apply a relative selling price approach whereby the total amount collected from each passenger ticket sale is allocated between the air transportation and the mileage credits earned. The portion of each passenger ticket sale attributable to mileage credits earned is initially deferred and then recognized in passenger revenue when mileage credits are redeemed and transportation is provided. The estimated selling price of mileage credits is determined using an equivalent ticket value approach, which uses historical data, including award redemption patterns by geographic region and class of service, as well as similar fares as those used to settle award redemptions. The estimated selling price of mileage credits is adjusted for an estimate of mileage credits that will not be redeemed using a statistical model based on historical redemption patterns to develop an estimate of the likelihood of future redemption. For the year ended December 31, 2022, a hypothetical 10% increase in the estimated selling price of mileage credits would have decreased revenues by approximately $105 million as a result of additional amounts deferred from passenger ticket sales to be recognized in future periods.

Mileage credits sold to co-branded credit cards and other partners

We sell mileage credits to participating airline partners and non-airline business partners, including our co-branded credit card partners, under contracts with remaining terms generally from one to seven years as of December 31, 2022. Consideration received from the sale of mileage credits is variable and payment terms typically are within 30 days subsequent to the month of mileage sale. Sales of mileage credits to non-airline business partners are comprised of two components, transportation and marketing. We allocate the consideration received from these sales of mileage credits based on the relative selling price of each product or service delivered.

Our most significant mileage credit partner agreements are our co-branded credit card agreements with Citi and Barclaycard US. We identified two revenue elements in these co-branded credit card agreements: the transportation component and the marketing component.

The transportation component represents the estimated selling price of future travel awards and is determined using the same equivalent ticket value approach described above. The portion of each mileage credit sold attributable to transportation is initially deferred and then recognized in passenger revenue when mileage credits are redeemed and transportation is provided.

The marketing component includes the use of intellectual property, including the American brand and access to loyalty program member lists, which is the predominant element in these agreements, as well as advertising. We recognize the marketing component in other revenue in the period of the mileage credit sale following the sales-based royalty method.

For the portion of our outstanding mileage credits that we estimate will not be redeemed, we recognize the associated value proportionally as the remaining mileage credits are redeemed. Our estimates use a statistical model based on historical redemption patterns to develop an estimate of the likelihood of future redemption. For the year ended December 31, 2022, a hypothetical 10% increase in our estimate of mileage credits not expected to be redeemed would have increased revenues by approximately $100 million.

Pensions and Retiree Medical and Other Postretirement Benefits

We recognize the funded status (i.e., the difference between the fair value of plan assets and the projected benefit obligations) of our pension and retiree medical and other postretirement benefits plans on the consolidated balance sheets with a corresponding adjustment to accumulated other comprehensive income (loss).

Our pension and retiree medical and other postretirement benefits costs and liabilities are calculated using various actuarial assumptions and methodologies. We use certain assumptions including, but not limited to, the selection of the: (1) discount rate and (2) expected return on plan assets (as discussed below). These assumptions as of December 31 were:

	2022	2021
Pension weighted average discount rate [1]	5.6%	3.0%
Retiree medical and other postretirement benefits weighted average discount rate [1]	5.7%	2.8%
Expected rate of return on plan assets [2]	8.0%	8.0%

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[1] When establishing our discount rate to measure our obligations, we match high quality corporate bonds available in the marketplace whose cash flows approximate our projected benefit disbursements. Lowering the discount rate by 50 basis points as of December 31, 2022 would increase our pension and retiree medical and other postretirement benefits obligations by approximately $725 million and $30 million, respectively, and decrease estimated 2023 pension and retiree medical and other postretirement benefits expense by approximately $5 million and $1 million, respectively.

[2] The expected rate of return on plan assets is based upon an evaluation of our historical trends and experience, taking into account current and expected market conditions and our target asset allocation of 30% fixed income securities, 24% U.S. stocks, 22% private investments, 16% developed international stocks and 8% emerging market stocks. The expected rate of return on plan assets component of our net periodic benefit cost is calculated based on the fair value of plan assets and our target asset allocation. Lowering the expected long-term rate of return on plan assets by 50 basis points as of December 31, 2022 would increase estimated 2023 pension expense and retiree medical and other postretirement benefits expense by approximately $60 million and $1 million, respectively.

Annually, we review and revise certain economic and demographic assumptions including the pension and retiree medical and other postretirement benefits discount rates. The net effect of changing this assumption for the pension plans resulted in a decrease of $4.6 billion in the projected benefit obligation at December 31, 2022. The net effect of changing this assumption for retiree medical and other postretirement benefits plans resulted in a decrease of $183 million in the accumulated postretirement benefit obligation at December 31, 2022.

See Note 9 to AAG's Consolidated Financial Statements in Part II, Item 8A and Note 8 to American's Consolidated Financial Statements in Part II, Item 8B for additional information regarding our employee benefit plans.

Income Taxes

Our ability to use our NOLs and other carryforwards depends on the amount of taxable income generated in future periods. We provide a valuation allowance for our deferred tax assets when it is more likely than not that some portion, or all of our deferred tax assets, will not be realized. We consider all available positive and negative evidence and make certain assumptions in evaluating the realizability of our deferred tax assets. Many factors are considered that impact our assessment of future profitability, including conditions which are beyond our control, such as the health of the economy, the availability and price volatility of aircraft fuel and travel demand. We have determined that positive factors outweigh negative factors in the determination of the realizability of our deferred tax assets. There can be no assurance that an additional valuation allowance on our net deferred tax assets will not be required. Such valuation allowance could be material.

Recent Accounting Pronouncements

Accounting Standards Update (ASU) 2020-04: Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting and ASU 2022-06: Deferral of the Sunset Date of Topic 848

ASU 2020-04 provides optional temporary guidance for applying GAAP to contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. Topic 848 is effective as of March 12, 2020 through December 31, 2022; however, because the intended cessation date of LIBOR was deferred to June 30, 2023, ASU 2022-06 was issued in December 2022 to extend the current relief in Topic 848 through December 31, 2024. We will adopt Topic 848 when our relevant contracts are modified upon transition to alternative reference rates and we do not expect the application of Topic 848 to have a material impact on our consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The risk inherent in our market risk sensitive instruments and positions is the potential loss arising from adverse changes in the price of fuel, foreign currency exchange rates and interest rates as discussed below. The sensitivity analyses presented do not consider the effects that such adverse changes may have on overall economic activity, nor do they consider additional actions we may take to mitigate our exposure to such changes. Therefore, actual results may differ.

Aircraft Fuel

Our operating results are materially impacted by changes in the availability, price volatility and cost of aircraft fuel, which represents one of the largest single cost items in our business. Because of the amount of fuel needed to operate our business, even a relatively small increase or decrease in the price of aircraft fuel can have a material effect on our operating results and liquidity. Market prices for aircraft fuel have fluctuated substantially over the past several years and prices continue to be highly volatile, with market spot prices ranging from a low of approximately $0.37 per gallon to a high of approximately $4.40 per gallon during the period from January 1, 2020 to December 31, 2022.

As of December 31, 2022, we did not have any fuel hedging contracts outstanding to hedge our fuel consumption. Our current policy is not to enter into transactions to hedge our fuel consumption, although we review that policy from time to time based on market conditions and other factors. As such, and assuming we do not enter into any future transactions to hedge our fuel consumption, we will continue to be fully exposed to fluctuations in fuel prices. Based on our 2023 forecasted fuel consumption, we estimate that a one cent per gallon increase in the price of aircraft fuel would increase our 2023 annual fuel expense by approximately $40 million.

Foreign Currency

We are exposed to the effect of foreign exchange rate fluctuations on the U.S. dollar value of foreign currency-denominated transactions. Our largest exposure comes from the Euro, British pound sterling, Canadian dollar and various Latin American currencies (primarily the Brazilian real). We do not currently have a foreign currency hedge program. We estimate a uniform 10% strengthening in the value of the U.S. dollar from 2022 levels relative to each of the currencies in which we have foreign currency exposure would have resulted in a decrease in pre-tax income of approximately $175 million for the year ended December 31, 2022.

Generally, fluctuations in foreign currencies, including devaluations, cannot be predicted by us and can significantly affect the value of our assets located outside the United States. These conditions, as well as any further delays, devaluations or imposition of more stringent repatriation restrictions, may materially adversely affect our business, results of operations and financial condition. See Part I, Item 1A. Risk Factors – *"We operate a global business with international operations that are subject to economic and political instability and have been, and in the future may continue to be, adversely affected by numerous events, circumstances or government actions beyond our control"* for additional discussion of this and other currency risks.

Interest

Our earnings and cash flow are affected by changes in interest rates due to the impact those changes have on our interest expense from variable-rate debt instruments and our interest income from short-term, interest-bearing investments.

Our largest exposure with respect to variable-rate debt comes from changes in the relevant benchmark rate underlying such debt financings, principally LIBOR and SOFR. We had variable-rate

debt instruments representing 27% of our total long-term debt at December 31, 2022. We currently do not have an interest rate hedge program to hedge our exposure to floating interest rates on our variable-rate debt obligations. If annual interest rates increase 100 basis points, based on our December 31, 2022 variable-rate debt and short-term investments balances, annual interest expense on variable-rate debt would increase by approximately $95 million and annual interest income on short-term investments would increase by approximately $90 million. Additionally, the fair value of fixed-rate debt would have decreased by approximately $670 million for AAG and $480 million for American.

On July 27, 2017, the U.K. Financial Conduct Authority (the authority that regulates LIBOR) announced that it intends to stop compelling banks to submit rates for the calculation of LIBOR after 2021. The discontinuation date for submission and publication of rates for certain tenors of USD LIBOR (1-month, 3-month, 6-month, and 12-month) was subsequently extended by the ICE Benchmark Administration (the administrator of LIBOR) until June 30, 2023. It is not possible to predict what rate or rates may become the predominant alternative to LIBOR, or what effect these changes in views or alternatives may have on financial markets for LIBOR-linked financial instruments. While the U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, has chosen SOFR, and specifically Term SOFR, as the recommended risk-free reference rate for the U.S. (calculated based on repurchase agreements backed by treasury securities), we cannot currently predict the extent to which this index will gain widespread acceptance as a replacement for LIBOR. It is not possible to predict the effect of these changes, other reforms or the establishment of alternative reference rates in the United Kingdom, the United States or elsewhere.

As of December 31, 2022, we had $9.2 billion of borrowings with interest rates linked to LIBOR. We have commenced the process of amending our LIBOR-based financing agreements to transition them to successor reference rates in anticipation of LIBOR's discontinuation, but we may not be able to reach agreements with all affected lenders, or to do so on favorable terms. Additionally, the replacement of LIBOR with a comparable or successor rate could cause the amount of interest payable on our long-term debt to be different or higher than expected.

ITEM 8A. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA OF AMERICAN AIRLINES GROUP INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
American Airlines Group Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of American Airlines Group Inc. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), cash flows, and stockholders' equity (deficit), for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The

communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over realizability of tax operating loss and other carryforwards

As discussed in Notes 1(j) and 6 to the consolidated financial statements, the Company had $4.7 billion of tax operating loss and other carryforwards, which are recorded as deferred tax assets at December 31, 2022. Deferred tax assets are recognized related to tax operating loss and other carryforwards that will reduce future taxable income. The Company provides a valuation allowance for deferred tax assets when it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. In evaluating the need for a valuation allowance, management considers all available positive and negative evidence.

We identified the evaluation of the sufficiency of audit evidence over the realizability of tax operating loss and other carryforwards as a critical audit matter. Evaluating the sufficiency of audit evidence required subjective auditor judgment in order to assess the extent of procedures performed in assessing the realizability of the tax operating loss and other carryforwards.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's deferred tax asset valuation allowance process, including controls related to the realizability of tax operating loss and other carryforwards. We evaluated positive and negative evidence used in assessing whether the tax operating loss and other carryforwards were more likely than not to be realized in the future. We evaluated the reasonableness of management's projections of future profitability considering historical profitability of the Company, and consistency with industry data. We involved tax professionals with specialized skills and knowledge, who assisted in evaluating the application of tax law. We assessed the sufficiency of audit evidence obtained over the realizability of the tax operating loss and other carryforwards by evaluating the cumulative results of the audit procedures.

/s/   KPMG LLP

We have served as the Company's auditor since 2014.

Dallas, Texas
February 22, 2023

AMERICAN AIRLINES GROUP INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions, except share and per share amounts)

	Year Ended December 31,		
	2022	2021	2020
Operating revenues:			
Passenger	$ 44,568	$ 26,063	$ 14,518
Cargo	1,233	1,314	769
Other	3,170	2,505	2,050
Total operating revenues	48,971	29,882	17,337
Operating expenses:			
Aircraft fuel and related taxes	13,791	6,792	3,402
Salaries, wages and benefits	12,972	11,817	11,229
Regional expenses	4,385	3,204	2,962
Maintenance, materials and repairs	2,684	1,979	1,585
Other rent and landing fees	2,730	2,619	2,004
Aircraft rent	1,395	1,425	1,341
Selling expenses	1,815	1,098	666
Depreciation and amortization	1,977	2,019	2,040
Special items, net	193	(4,006)	(657)
Other	5,422	3,994	3,186
Total operating expenses	47,364	30,941	27,758
Operating income (loss)	1,607	(1,059)	(10,421)
Nonoperating income (expense):			
Interest income	216	18	41
Interest expense, net	(1,962)	(1,800)	(1,227)
Other income, net	325	293	154
Total nonoperating expense, net	(1,421)	(1,489)	(1,032)
Income (loss) before income taxes	186	(2,548)	(11,453)
Income tax provision (benefit)	59	(555)	(2,568)
Net income (loss)	$ 127	$ (1,993)	$ (8,885)
Earnings (loss) per common share:			
Basic	$ 0.20	$ (3.09)	$ (18.36)
Diluted	$ 0.19	$ (3.09)	$ (18.36)
Weighted average shares outstanding (in thousands):			
Basic	650,345	644,015	483,888
Diluted	655,122	644,015	483,888

See accompanying notes to consolidated financial statements.

AMERICAN AIRLINES GROUP INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions)

	Year Ended December 31,		
	2022	**2021**	**2020**
Net income (loss)	$ 127	$(1,993)	$(8,885)
Other comprehensive income (loss), net of tax:			
Pension, retiree medical and other postretirement benefits	1,360	1,161	(772)
Investments	(3)	—	—
Total other comprehensive income (loss), net of tax	1,357	1,161	(772)
Total comprehensive income (loss)	$1,484	$ (832)	$(9,657)

See accompanying notes to consolidated financial statements.

AMERICAN AIRLINES GROUP INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except share and par value amounts)

	December 31,	
	2022	**2021**
ASSETS		
Current assets		
Cash	$ 440	$ 273
Short-term investments	8,525	12,158
Restricted cash and short-term investments	995	990
Accounts receivable, net	2,138	1,505
Aircraft fuel, spare parts and supplies, net	2,279	1,795
Prepaid expenses and other	892	615
Total current assets	15,269	17,336
Operating property and equipment		
Flight equipment	39,703	37,856
Ground property and equipment	9,913	9,335
Equipment purchase deposits	613	517
Total property and equipment, at cost	50,229	47,708
Less accumulated depreciation and amortization	(20,029)	(18,171)
Total property and equipment, net	30,200	29,537
Operating lease right-of-use assets	8,094	7,850
Other assets		
Goodwill	4,091	4,091
Intangibles, net of accumulated amortization of $827 and $786, respectively	2,059	1,988
Deferred tax asset	3,099	3,556
Other assets	1,904	2,109
Total other assets	11,153	11,744
Total assets	$ 64,716	$ 66,467
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Current liabilities		
Current maturities of long-term debt and finance leases	$ 3,274	$ 2,489
Accounts payable	2,149	1,772
Accrued salaries and wages	1,713	1,489
Air traffic liability	6,745	6,087
Loyalty program liability	3,169	2,896
Operating lease liabilities	1,465	1,507
Other accrued liabilities	2,981	2,766
Total current liabilities	21,496	19,006
Noncurrent liabilities		
Long-term debt and finance leases, net of current maturities	32,389	35,571
Pension and postretirement benefits	2,837	5,053
Loyalty program liability	5,976	6,239
Operating lease liabilities	6,559	6,610
Other liabilities	1,258	1,328
Total noncurrent liabilities	49,019	54,801
Commitments and contingencies (Note 11)		
Stockholders' equity (deficit)		
Common stock, $0.01 par value; 1,750,000,000 shares authorized, 650,642,461 shares issued and outstanding at December 31, 2022; 647,727,595 shares issued and outstanding at December 31, 2021	6	6
Additional paid-in capital	7,291	7,234
Accumulated other comprehensive loss	(4,585)	(5,942)
Retained deficit	(8,511)	(8,638)
Total stockholders' deficit	(5,799)	(7,340)
Total liabilities and stockholders' equity (deficit)	$ 64,716	$ 66,467

See accompanying notes to consolidated financial statements.

AMERICAN AIRLINES GROUP INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 127	$ (1,993)	$ (8,885)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,298	2,335	2,370
Special items, net non-cash	229	83	1,599
Pension and postretirement	(405)	(321)	(319)
Deferred income tax provision (benefit)	65	(555)	(2,568)
Share-based compensation	78	98	91
Net gains from sale of property and equipment and sale-leaseback transactions	—	(22)	(95)
Other, net	(37)	38	47
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	(637)	(304)	538
Increase in other assets	(775)	(402)	(38)
Increase (decrease) in accounts payable and accrued liabilities	585	461	(626)
Increase (decrease) in air traffic liability	658	1,454	(51)
Increase (decrease) in loyalty program liability	10	(60)	580
Contributions to pension plans	(5)	(247)	(9)
Increase (decrease) in other liabilities	(18)	139	823
Net cash provided by (used in) operating activities	2,173	704	(6,543)
Cash flows from investing activities:			
Capital expenditures, net of aircraft purchase deposit returns	(2,546)	(208)	(1,958)
Airport construction projects, net of reimbursements	(360)	(204)	(173)
Proceeds from sale-leaseback transactions	86	181	665
Proceeds from sale of property and equipment	61	193	351
Sales of short-term investments	14,972	13,923	2,803
Purchases of short-term investments	(11,257)	(19,454)	(5,873)
Decrease (increase) in restricted short-term investments	1	(401)	(308)
Purchase of equity investments	(321)	(28)	—
Other investing activities	—	15	151
Net cash provided by (used in) investing activities	636	(5,983)	(4,342)
Cash flows from financing activities:			
Payments on long-term debt and finance leases	(3,752)	(7,343)	(3,535)
Proceeds from issuance of long-term debt	1,069	12,190	11,780
Deferred financing costs	(4)	(209)	(93)
Shares withheld for taxes pursuant to employee stock plans and treasury stock repurchases	(21)	(18)	(173)
Proceeds from issuance of equity	—	460	2,970
Dividend payments	—	—	(43)
Other financing activities	77	208	88
Net cash provided by (used in) financing activities	(2,631)	5,288	10,994
Net increase in cash and restricted cash	178	9	109
Cash and restricted cash at beginning of year	408	399	290
Cash and restricted cash at end of year [(a)]	$ 586	$ 408	$ 399

[(a)] The following table provides a reconciliation of cash and restricted cash to amounts reported within the consolidated balance sheets:

Cash	$ 440	$ 273	$ 245
Restricted cash included in restricted cash and short-term investments	146	135	154
Total cash and restricted cash	$ 586	$ 408	$ 399

See accompanying notes to consolidated financial statements.

AMERICAN AIRLINES GROUP INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
(In millions, except share amounts)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Total
Balance at December 31, 2019	$ 4	$3,945	$(6,331)	$ 2,264	$ (118)
Net loss	—	—	—	(8,885)	(8,885)
Other comprehensive loss, net	—	—	(772)	—	(772)
Issuance of PSP1 Warrants (see Note 1(b))	—	63	—	—	63
Issuance of Treasury Loan Warrants (see Note 1(b))	—	25	—	—	25
Issuance of 1,603,554 shares of AAG common stock pursuant to employee stock plans net of shares withheld for cash taxes	—	(15)	—	—	(15)
Issuance of 129,490,000 shares of AAG common stock pursuant to public stock offerings, net of offering costs	1	1,686	—	—	1,687
Issuance of 68,561,487 shares of AAG common stock pursuant to an at-the-market offering, net of offering costs	1	868	—	—	869
Equity component of convertible debt issued, net of tax and offering costs	—	320	—	—	320
Purchase and retirement of 6,378,025 shares of AAG common stock	—	(145)	—	—	(145)
Dividends declared on AAG common stock ($0.10 per share)	—	—	—	(43)	(43)
Settlement of single-dip unsecured claims held in Disputed Claims Reserve (DCR)	—	56	—	—	56
Share-based compensation expense	—	91	—	—	91
Balance at December 31, 2020	6	6,894	(7,103)	(6,664)	(6,867)
Net loss	—	—	—	(1,993)	(1,993)
Other comprehensive income, net	—	—	1,161	—	1,161
Issuance of 24,150,764 shares of AAG common stock pursuant to an at-the-market offering, net of offering costs	—	460	—	—	460
Impact of adoption of Accounting Standards Update (ASU) 2020-06 related to convertible instruments	—	(320)	—	19	(301)
Issuance of PSP2 and PSP3 Warrants (see Note 1(b))	—	121	—	—	121
Issuance of 2,357,187 shares of AAG common stock pursuant to employee stock plans net of shares withheld for cash taxes	—	(18)	—	—	(18)
Settlement of single-dip unsecured claims held in DCR and retirement of 259,878 shares of AAG common stock	—	(1)	—	—	(1)
Share-based compensation expense	—	98	—	—	98
Balance at December 31, 2021	6	7,234	(5,942)	(8,638)	(7,340)
Net income	—	—	—	127	127
Other comprehensive income, net	—	—	1,357	—	1,357
Issuance of 2,914,866 shares of AAG common stock pursuant to employee stock plans net of shares withheld for cash taxes	—	(21)	—	—	(21)
Share-based compensation expense	—	78	—	—	78
Balance at December 31, 2022	$ 6	$7,291	$(4,585)	$(8,511)	$(5,799)

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

1. Basis of Presentation and Summary of Significant Accounting Policies

(a) Basis of Presentation

American Airlines Group Inc. (we, us, our and similar terms, or AAG), a Delaware corporation, is a holding company whose primary business activity is the operation of a major network air carrier, providing scheduled air transportation for passengers and cargo through its mainline operating subsidiary, American Airlines, Inc. (American) and its wholly-owned regional airline subsidiaries, Envoy Aviation Group Inc., PSA Airlines, Inc. (PSA) and Piedmont Airlines, Inc. (Piedmont), that operate under the brand American Eagle. All significant intercompany transactions have been eliminated.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States (GAAP) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The most significant areas of judgment relate to passenger revenue recognition, the loyalty program, deferred tax assets, as well as pension and retiree medical and other postretirement benefits.

(b) Government Assistance

Payroll Support Programs

During 2020 and 2021, American, Envoy Air Inc. (Envoy), Piedmont and PSA (together with American, Envoy and Piedmont, the Subsidiaries) entered into payroll support program agreements (PSP Agreements) with the U.S. Department of Treasury (Treasury) pursuant to the payroll support program established under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) (PSP1), the payroll support program established under the Subtitle A of Title IV of Division N of the Consolidated Appropriations Act, 2021 (PSP Extension Law) (PSP2) and the payroll support program established under the American Rescue Plan Act of 2021 (ARP) (PSP3). The aggregate amount of financial assistance received was approximately $12.8 billion, and as partial compensation to the U.S. Government for the provision of financial assistance provided under each of these programs, AAG issued promissory notes and warrants to Treasury.

The table below provides a summary of the financial assistance received and the promissory notes and the warrants issued under each program (in millions, except exercise price amounts):

Program	Closing Date	PSP Financial Assistance	Promissory Notes [1]	PSP Warrants	Total	Warrants Issued (Shares) [2]	Exercise Price of Warrants
PSP1	April 20, 2020	$4,138	$1,757	$ 63	$ 5,958	14.0	$12.51
PSP2	January 15, 2021	2,427	1,030	76	3,533	6.6	15.66
PSP3	April 23, 2021	2,290	959	46	3,295	4.4	21.75
Total		$8,855	$3,746	$185	$12,786	25.0	

[1] See Note 4 for further information on the promissory notes issued.

[2] The payroll support program warrants (PSP Warrants) are subject to certain anti-dilution provisions, do not have any voting rights and are freely transferable, with registration rights. Each warrant expires on the fifth anniversary of the date of issuance, with expiration dates ranging from April 2025 to June 2026, and will be exercisable either through net share settlement or cash, at our option. The warrants were issued solely as compensation to the U.S. Government related to entry into the PSP Agreements. No separate proceeds (apart from the financial assistance

described below) were received upon issuance of the warrants or will be received upon exercise thereof.

In connection with the PSP Agreements entered into with Treasury, we were required to comply with the relevant provisions of the CARES Act, the PSP Extension Law, and the ARP, which included the requirement that funds provided pursuant to these programs be used exclusively for the continuation of payment of eligible employee wages, salaries and benefits, the prohibition against involuntary furloughs and reductions in employee pay rates and benefits, the requirement that certain levels of commercial air service be maintained, provisions that prohibited the repurchase of AAG common stock and the payment of common stock dividends as well as provisions that restrict the payment of certain executive compensation. As of December 31, 2022, all of these provisions have expired except for those related to the payment of certain executive compensation, which expire on April 1, 2023.

For accounting purposes, the $12.8 billion of aggregate financial assistance received pursuant to the PSP Agreements was allocated to the promissory notes, warrants and other financial assistance (PSP Financial Assistance). The aggregate principal amount of the promissory notes was recorded as unsecured long-term debt and the total fair value of the warrants, estimated using a Black-Scholes option pricing model, was recorded in stockholders' deficit in the consolidated balance sheets. The remaining amounts were recognized in 2020 and 2021 as a credit to special items, net in the consolidated statements of operations over the period which the continuation of payment of eligible employee wages, salaries and benefits was required.

Treasury Loan Agreement

On September 25, 2020 (the Treasury Loan Closing Date), AAG and American entered into a Loan and Guarantee Agreement (the Treasury Loan Agreement) with Treasury, which provided for a secured term loan facility (the Treasury Term Loan Facility) that permitted American to borrow up to $5.5 billion. Subsequently, on October 21, 2020, AAG and American entered into an amendment to the Treasury Loan Agreement which increased the borrowing amount to up to $7.5 billion. In connection with entry into the Treasury Loan Agreement, on the Treasury Loan Closing Date, AAG also entered into a warrant agreement (the Treasury Loan Warrant Agreement) with Treasury.

In September 2020, American borrowed $550 million under the Treasury Term Loan Facility and on March 24, 2021, used a portion of the proceeds from the AAdvantage Financing to prepay in full the $550 million of outstanding loans under the Treasury Term Loan Facility and terminated the Treasury Loan Agreement. Pursuant to the Treasury Loan Agreement, AAG issued to Treasury warrants (Treasury Loan Warrants) to purchase up to an aggregate of approximately 4.4 million shares of AAG common stock (the Treasury Loan Warrant Shares), which expire in September 2025. The exercise price of the Treasury Loan Warrant Shares is $12.51 per share, subject to certain anti-dilution provisions provided for in the Treasury Loan Warrant Agreement. For accounting purposes, the fair value for the Treasury Loan Warrant Shares, estimated using a Black-Scholes option pricing model, was recorded in stockholders' deficit with an offsetting debt discount to the Treasury Term Loan Facility in the consolidated balance sheet. The provisions of the Treasury Loan Warrants are substantially similar to the PSP Warrants.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

(c) Recent Accounting Pronouncements

ASU 2020-04: Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting and ASU 2022-06: Deferral of the Sunset Date of Topic 848

ASU 2020-04 provides optional temporary guidance for applying GAAP to contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate (LIBOR) or another reference rate expected to be discontinued because of reference rate reform. Topic 848 is effective as of March 12, 2020 through December 31, 2022; however, because the intended cessation date of LIBOR was deferred to June 30, 2023, ASU 2022-06 was issued in December 2022 to extend the current relief in Topic 848 through December 31, 2024. We will adopt Topic 848 when our relevant contracts are modified upon transition to alternative reference rates and we do not expect the application of Topic 848 to have a material impact on our consolidated financial statements.

(d) Investments

Short-term investments primarily include debt securities and are classified as available-for-sale and stated at fair value. Realized gains and losses are recorded in nonoperating other income, net on our consolidated statements of operations. Unrealized gains and losses are recorded as a component of accumulated other comprehensive loss on our consolidated balance sheets. For investments in an unrealized loss position, we determine whether a credit loss exists by considering information about the collectability of the instrument, current market conditions and reasonable and supportable forecasts of economic conditions. There have been no credit losses.

Equity investments are accounted for under the equity method if we are able to exercise significant influence over an investee. Equity investments for which we do not have significant influence are recorded at fair value or at cost, if fair value is not readily determinable, with adjustments for observable changes in price or impairments (referred to as the measurement alternative). Our share of equity method investees' financial results and changes in fair value are recorded in nonoperating other income, net on the consolidated statements of operations. See Note 8 for additional information related to our equity investments.

(e) Restricted Cash and Short-term Investments

We have restricted cash and short-term investments related primarily to collateral held to support workers' compensation obligations, collateral associated with the AAdvantage Financing and money market funds to be used to finance a substantial portion of the cost of the renovation and expansion of Terminal 8 at John F. Kennedy International Airport (JFK).

(f) Accounts Receivable, Net

Accounts receivable primarily consist of amounts due from credit card processing companies for tickets sold to individual passengers, amounts due from airline and non-airline business partners, including our co-branded credit card partners and cargo customers. Receivables from ticket sales are short-term, mostly settled within seven days after sale. Receivables from our business partners are typically settled within 30 days. All accounts receivable are reported net of an allowance for credit losses, which was not material as of December 31, 2022 and 2021. We consider past and future financial and qualitative factors, including aging, payment history and other credit monitoring indicators, when establishing the allowance for credit losses.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

(g) Aircraft Fuel, Spare Parts and Supplies, Net

Aircraft fuel is recorded on a first-in, first-out basis. Spare parts and supplies are recorded at average costs less an allowance for obsolescence, which is recognized over the weighted average remaining useful life of the related fleet. We also provide an allowance for spare parts and supplies identified as excess or obsolete to reduce the carrying cost to the lower of cost or net realizable value. Aircraft fuel, spare parts and supplies are expensed when used.

(h) Operating Property and Equipment

Operating property and equipment is recorded at cost and depreciated or amortized to residual values over the asset's estimated useful life or the lease term, whichever is less, using the straight-line method. Residual values for aircraft, engines and related rotable parts are generally 5% to 10% of original cost. Costs of major improvements that enhance the usefulness of the asset are capitalized and depreciated or amortized over the estimated useful life of the asset or the lease term, whichever is less. The estimated useful lives for the principal property and equipment classifications are as follows:

Principal Property and Equipment Classification	Estimated Useful Life
Aircraft, engines and related rotable parts	20 – 30 years
Buildings and improvements	5 – 30 years
Furniture, fixtures and other equipment	3 – 10 years
Capitalized software	5 – 10 years

Total depreciation and amortization expense was $2.3 billion for each of the years ended December 31, 2022 and 2021 and $2.4 billion for the year ended December 31, 2020.

We assess impairment of operating property and equipment when events and circumstances indicate that the assets may be impaired. An impairment of an asset or group of assets exists only when the sum of the estimated undiscounted cash flows expected to be generated directly by the assets are less than the carrying value of the assets. We group assets principally by fleet-type when estimating future cash flows, which is generally the lowest level for which identifiable cash flows exist. Estimates of future cash flows are based on historical results adjusted to reflect management's best estimate of future market and operating conditions, including our current fleet plan. If such assets are impaired, the impairment charge recognized is the amount by which the carrying value of the assets exceed their fair value. Fair value reflects management's best estimate including inputs from published pricing guides and bids from third parties as well as contracted sales agreements when applicable. In 2022, we recorded $149 million in non-cash special impairment charges to write down the carrying value of our retired Airbus A330 fleet to the estimated fair value due to the market conditions for certain used aircraft.

(i) Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (ROU) assets, current operating lease liabilities and noncurrent operating lease liabilities on our consolidated balance sheets. Finance leases are included in property and equipment, current maturities of long-term debt and finance leases and long-term debt and finance leases, net of current maturities, on our consolidated balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

We use our estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. We give consideration to our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

Our lease term includes options to extend the lease when it is reasonably certain that we will exercise that option. Leases with a term of 12 months or less are not recorded on our consolidated balance sheets.

Under certain of our capacity purchase agreements with third-party regional carriers, we do not own the underlying aircraft. However, since we control the marketing, scheduling, ticketing, pricing and seat inventories of these aircraft and therefore control the asset, the aircraft is deemed to be leased for accounting purposes. For these capacity purchase agreements, we account for the lease and non-lease components separately. The lease component consists of the aircraft and the non-lease components consist of services, such as the crew and maintenance. We allocate the consideration in the capacity purchase agreements to the lease and non-lease components using their estimated relative standalone prices. See Note 11(b) for additional information on our capacity purchase agreements.

For real estate, we account for the lease and non-lease components as a single lease component.

(j) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are recorded net as noncurrent deferred income taxes.

We provide a valuation allowance for our deferred tax assets when it is more likely than not that some portion, or all of our deferred tax assets, will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. We consider all available positive and negative evidence and make certain assumptions in evaluating the realizability of our deferred tax assets. Many factors are considered that impact our assessment of future profitability, including conditions which are beyond our control, such as the health of the economy, the availability and price volatility of aircraft fuel and travel demand. We have determined that positive factors outweigh negative factors in the determination of the realizability of our deferred tax assets.

(k) Goodwill

Goodwill represents the purchase price in excess of the fair value of the net assets acquired and liabilities assumed in connection with the 2013 merger with US Airways Group, Inc. (US Airways Group). We have one reporting unit. We assess goodwill for impairment annually or more frequently if events or circumstances indicate that the fair value of goodwill may be lower than the carrying value. Our annual assessment date is October 1.

Goodwill is assessed for impairment by initially performing a qualitative assessment. If we determine that it is more likely than not that our goodwill may be impaired, we use a quantitative approach to assess the asset's fair value and the amount of the impairment, if any. Based upon our annual assessment, there was no goodwill impairment in 2022. The carrying value of our goodwill on our consolidated balance sheets was $4.1 billion as of December 31, 2022 and 2021.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

(l) Other Intangibles, Net

Intangible assets consist primarily of certain domestic airport slots and gate leasehold rights, customer relationships, marketing agreements, commercial agreements, international slots and route authorities and tradenames.

Definite-Lived Intangible Assets

Definite-lived intangible assets are originally recorded at their acquired fair values, subsequently amortized over their respective estimated useful lives and are assessed for impairment whenever events and circumstances indicate that the assets may be impaired.

The following table provides information relating to our amortizable intangible assets as of December 31, 2022 and 2021 (in millions):

	December 31,	
	2022	2021
Domestic airport slots	$ 365	$ 365
Customer relationships	300	300
Marketing agreements	105	105
Tradenames	35	35
Airport gate leasehold rights	137	137
Accumulated amortization	(827)	(786)
Total	$ 115	$ 156

Certain domestic airport slots and airport gate leasehold rights are amortized on a straight-line basis over 25 years. Certain marketing agreements were identified as intangible assets subject to amortization and are amortized on a straight-line basis over approximately 30 years. Customer relationships and tradenames are fully amortized.

We recorded amortization expense related to these intangible assets of $41 million for each of the years ended December 31, 2022, 2021 and 2020. We expect to record annual amortization expense for these intangible assets as follows (in millions):

2023	$ 7
2024	7
2025	7
2026	6
2027	6
2028 and thereafter	82
Total	$115

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets include certain domestic airport slots, international slots and route authorities and in 2022, our commercial agreement with GOL Linhas Aéreas Inteligentes S.A. (GOL). We assess indefinite-lived intangible assets for impairment annually or more frequently if events or circumstances indicate that the fair values of indefinite-lived intangible assets may be lower than their carrying values. Our annual assessment date is October 1.

Indefinite-lived intangible assets are assessed for impairment by initially performing a qualitative assessment. If we determine that it is more likely than not that our indefinite-lived intangible assets may be impaired, we use a quantitative approach to assess the asset's fair value and the amount of the impairment, if any. Based upon our annual assessment, there were no material indefinite-lived intangible asset impairments in 2022. We had $1.9 billion and $1.8 billion of indefinite-lived intangible assets on our consolidated balance sheets as of December 31, 2022 and 2021, respectively.

(m) Revenue Recognition

Revenue

The following are the significant categories comprising our operating revenues (in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Passenger revenue:			
Passenger travel	$41,425	$23,896	$13,456
Loyalty revenue – travel [1]	3,143	2,167	1,062
Total passenger revenue	44,568	26,063	14,518
Cargo	1,233	1,314	769
Other:			
Loyalty revenue – marketing services	2,657	2,166	1,825
Other revenue	513	339	225
Total other revenue	3,170	2,505	2,050
Total operating revenues	$48,971	$29,882	$17,337

---

[1] Loyalty revenue included in passenger revenue is principally comprised of mileage credit redemptions, which were earned from travel or co-branded credit card and other partners. See "*Loyalty Revenue*" below for further discussion on these mileage credits.

The following is our total passenger revenue by geographic region (in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Domestic	$32,911	$21,453	$11,765
Latin America	6,150	3,506	1,852
Atlantic	5,070	965	654
Pacific	437	139	247
Total passenger revenue	$44,568	$26,063	$14,518

We attribute passenger revenue by geographic region based upon the origin and destination of each flight segment.

Passenger Revenue

We recognize all revenues generated from transportation on American and our regional flights operated under the brand name American Eagle, including associated baggage fees and other inflight services, as passenger revenue when transportation is provided. Ticket and other related sales for

transportation that has not yet been provided are initially deferred and recorded as air traffic liability on our consolidated balance sheets. The air traffic liability principally represents tickets sold for future travel on American and partner airlines.

The majority of tickets sold are nonrefundable. A small percentage of tickets, some of which are partially used tickets, expire unused. The estimate for tickets expected to expire unused is generally based on an analysis of our historical data. We have consistently applied this accounting method to estimate and recognize revenue from unused tickets at the date of travel. This estimate is periodically evaluated based on subsequent activity to validate its accuracy. Any adjustments resulting from periodic evaluations of the estimated air traffic liability are included in passenger revenue during the period in which the evaluations are completed.

Various taxes and fees assessed on the sale of tickets to end customers are collected by us as an agent and remitted to taxing authorities. These taxes and fees have been presented on a net basis in the accompanying consolidated statements of operations and recorded as a liability until remitted to the appropriate taxing authority.

Loyalty Revenue

We currently operate the loyalty program, AAdvantage. This program awards mileage credits to passengers who fly on American, any **one**world airline or other partner airlines, or by using the services of other program participants, such as our co-branded credit cards, and certain hotels and car rental companies. Mileage credits can be redeemed for travel on American and other participating partner airlines, as well as other non-air travel awards such as hotels and rental cars. For mileage credits earned by AAdvantage loyalty program members, we apply the deferred revenue method.

Mileage credits earned through travel

For mileage credits earned through travel, we apply a relative selling price approach whereby the total amount collected from each passenger ticket sale is allocated between the air transportation and the mileage credits earned. The portion of each passenger ticket sale attributable to mileage credits earned is initially deferred and then recognized in passenger revenue when mileage credits are redeemed and transportation is provided. The estimated selling price of mileage credits is determined using an equivalent ticket value approach, which uses historical data, including award redemption patterns by geographic region and class of service, as well as similar fares as those used to settle award redemptions. The estimated selling price of mileage credits is adjusted for an estimate of mileage credits that will not be redeemed using a statistical model based on historical redemption patterns to develop an estimate of the likelihood of future redemption.

Mileage credits sold to co-branded credit cards and other partners

We sell mileage credits to participating airline partners and non-airline business partners, including our co-branded credit card partners, under contracts with remaining terms generally from one to seven years as of December 31, 2022. Consideration received from the sale of mileage credits is variable and payment terms typically are within 30 days subsequent to the month of mileage sale. Sales of mileage credits to non-airline business partners are comprised of two components, transportation and marketing. We allocate the consideration received from these sales of mileage credits based on the relative selling price of each product or service delivered.

Our most significant mileage credit partner agreements are our co-branded credit card agreements with Citi and Barclaycard US. We identified two revenue elements in these co-branded credit card agreements: the transportation component and the marketing component.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

The transportation component represents the estimated selling price of future travel awards and is determined using the same equivalent ticket value approach described above. The portion of each mileage credit sold attributable to transportation is initially deferred and then recognized in passenger revenue when mileage credits are redeemed and transportation is provided.

The marketing component includes the use of intellectual property, including the American brand and access to loyalty program member lists, which is the predominant element in these agreements, as well as advertising. We recognize the marketing component in other revenue in the period of the mileage credit sale following the sales-based royalty method.

For the portion of our outstanding mileage credits that we estimate will not be redeemed, we recognize the associated value proportionally as the remaining mileage credits are redeemed. Our estimates use a statistical model based on historical redemption patterns to develop an estimate of the likelihood of future redemption.

Cargo Revenue

Cargo revenue is recognized when we provide the transportation.

Other Revenue

Other revenue includes revenue associated with our loyalty program, which is comprised principally of the marketing component of mileage credit sales to co-branded credit card and other partners and other marketing related payments. The accounting and recognition for the loyalty program marketing services are discussed above in "*Loyalty Revenue*." The remaining amounts included within other revenue relate to airport clubs, other commission revenue, advertising and vacation-related services.

Contract Balances

Our significant contract liabilities are comprised of (1) outstanding loyalty program mileage credits that may be redeemed for future travel and other non-air travel awards, reported as loyalty program liability on our consolidated balance sheets and (2) ticket sales for transportation that has not yet been provided, reported as air traffic liability on our consolidated balance sheets.

	December 31,	
	2022	**2021**
	(in millions)	
Loyalty program liability	$ 9,145	$ 9,135
Air traffic liability	6,745	6,087
Total	$15,890	$15,222

The balance of the loyalty program liability fluctuates based on seasonal patterns, which impact the volume of mileage credits issued through travel or sold to co-branded credit card and other partners (deferral of revenue) and mileage credits redeemed (recognition of revenue). Changes in loyalty program liability are as follows (in millions):

Balance at December 31, 2021	$ 9,135
Deferral of revenue	3,221
Recognition of revenue [1]	(3,211)
Balance at December 31, 2022 [2]	$ 9,145

---

(1) Principally relates to revenue recognized from the redemption of mileage credits for both air and non-air travel awards. Mileage credits are combined in one homogenous pool and are not separately identifiable. As such, the revenue is comprised of mileage credits that were part of the loyalty program deferred revenue balance at the beginning of the period, as well as mileage credits that were issued during the period.

(2) Mileage credits can be redeemed at any time and generally do not expire as long as that AAdvantage member has any type of qualifying activity at least every 24 months or if the AAdvantage member is the primary holder of a co-branded credit card. As of December 31, 2022, our current loyalty program liability was $3.2 billion and represents our current estimate of revenue expected to be recognized in the next 12 months based on historical as well as projected trends, with the balance reflected in long-term loyalty program liability expected to be recognized as revenue in periods thereafter.

The air traffic liability principally represents tickets sold for future travel on American and partner airlines. The balance in our air traffic liability also fluctuates with seasonal travel patterns. The contract duration of passenger tickets is generally one year. Accordingly, any revenue associated with tickets sold for future travel will be recognized within 12 months. In response to the COVID-19 pandemic, we extended the contract duration for certain tickets to September 30, 2022, principally those tickets which were issued in 2020 and 2021. Additionally, we extended the contract duration to December 31, 2022 for tickets to certain international destinations. For 2022, $4.8 billion of revenue was recognized in passenger revenue that was included in our air traffic liability at December 31, 2021. Tickets issued in 2022 and thereafter are no longer subject to change fees which provides more flexibility for customers to change travel plans. Given this new flexibility offered to our customers, our estimate of revenue that will be recognized from the air traffic liability for future flown or unused tickets may be subject to variability and differ from historical experience.

(n) Maintenance, Materials and Repairs

Maintenance and repair costs for owned and leased flight equipment are charged to operating expense as incurred, except costs incurred for maintenance and repair under certain flight hour maintenance contract agreements, which are accrued based on contractual terms when an obligation exists.

(o) Selling Expenses

Selling expenses include credit card fees, commissions, third party distribution channel fees and advertising. Selling expenses associated with passenger revenue are expensed when the transportation or service is provided. Advertising costs are expensed as incurred. Advertising expense was $105 million for each of the years ended December 31, 2022 and 2021 and $57 million for the year ended December 31, 2020.

(p) Share-based Compensation

We account for our share-based compensation expense based on the fair value of the stock award at the time of grant, which is recognized ratably over the vesting period of the stock award. The majority of our stock awards are time vested restricted stock units, and the fair value of such awards is based on the market price of the underlying shares of AAG common stock on the date of grant. See Note 14 for further discussion of share-based compensation.

(q) Foreign Currency Gains and Losses

Foreign currency gains and losses are recorded as part of other income, net within total nonoperating expense, net on our consolidated statements of operations. For the years ended December 31, 2022, 2021 and 2020, respectively, foreign currency losses were $38 million, $4 million and $24 million.

(r) Other Operating Expenses

Other operating expenses includes costs associated with aircraft food and catering, crew travel, ground and cargo handling, passenger accommodation, international navigation fees, aircraft cleaning and certain general and administrative expenses.

(s) Regional Expenses

Our regional carriers provide scheduled air transportation under the brand name "American Eagle." The American Eagle carriers include our wholly-owned regional carriers as well as third-party regional carriers. Our regional carrier arrangements are in the form of capacity purchase agreements. Expenses associated with American Eagle operations are classified as regional expenses on the consolidated statements of operations.

Regional expenses for the years ended December 31, 2022, 2021, and 2020 include $321 million, $316 million and $325 million of depreciation and amortization, respectively, and $5 million, $6 million and $13 million of aircraft rent, respectively.

In 2022, 2021, and 2020, we recognized $592 million, $495 million and $438 million, respectively, of expense under our capacity purchase agreement with Republic Airways Inc. (Republic). We hold a 25% equity interest in Republic Airways Holdings Inc. (Republic Holdings), the parent company of Republic.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

2. Special Items, Net

Special items, net on our consolidated statements of operations consisted of the following (in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Fleet impairment [(1)]	$149	$ —	$ 1,484
Litigation reserve adjustments	37	(19)	—
PSP Financial Assistance [(2)]	—	(4,162)	(3,710)
Severance expenses [(3)]	—	168	1,408
Mark-to-market adjustments on bankruptcy obligations, net	—	(3)	(49)
Labor contract expenses [(4)]	—	—	228
Other operating special items, net	7	10	(18)
Mainline operating special items, net	193	(4,006)	(657)
PSP Financial Assistance [(2)]	—	(539)	(444)
Regional pilot retention program [(5)]	—	61	—
Fleet impairment [(1)]	—	27	117
Severance expenses [(3)]	—	2	18
Other operating special items, net	5	—	—
Regional operating special items, net	5	(449)	(309)
Operating special items, net	198	(4,455)	(966)
Mark-to-market adjustments on equity and other investments, net [(6)]	71	31	135
Debt refinancing, extinguishment and other, net	3	29	35
Nonoperating special items, net	74	60	170
Income tax special items, net	(9)	—	—

[(1)] Fleet impairment for 2022 included a non-cash impairment charge to write down the carrying value of our retired Airbus A330 fleet to the estimated fair value due to the market conditions for certain used aircraft.

Fleet impairment for 2021 and 2020 included charges resulting from the retirement of certain aircraft earlier than planned driven by the severe decline in air travel due to the COVID-19 pandemic. In 2021, we retired our remaining Embraer 140 fleet resulting in a non-cash write down of these regional aircraft. In 2020, we retired our entire Airbus A330-200, Boeing 757, Boeing 767, Airbus A330-300 and Embraer 190 fleets as well as certain Embraer 140 and Bombardier CRJ200 aircraft resulting in a $1.5 billion non-cash write down of mainline and regional aircraft and associated spare parts and $109 million in cash charges primarily for impairment of ROU assets and lease return costs.

[(2)] The PSP Financial Assistance represents recognition of a portion of the financial assistance received from Treasury pursuant to the payroll support programs established by the U.S. Government. See Note 1(b) for further information.

[(3)] Severance expenses include salary and medical costs primarily associated with certain team members who opted into voluntary early retirement programs offered as a result of reductions to our operation due to the COVID-19 pandemic.

[(4)] Labor contract expenses primarily related to one-time charges due to the ratification of a new contract with the Transport Workers Union and International Association of Machinists & Aerospace Workers (TWU-IAM Association) for our maintenance and fleet service team members, including signing bonuses and adjustments to vacation accruals resulting from pay rate increases.

(5)   Our regional pilot retention program provides for, among other things, a cash retention bonus paid in the fourth quarter of 2021 to eligible captains at our wholly-owned regional carriers included on the pilot seniority list as of September 1, 2021.

(6)   Mark-to-market adjustments on equity and other investments, net principally included net unrealized gains and losses associated with certain equity investments and certain other investments. See Note 8 for further information related to our equity investments.

3. Earnings (Loss) Per Common Share

The following table provides the computation of basic and diluted earnings (loss) per common share (EPS) (in millions, except share and per share amounts):

	Year Ended December 31,		
	2022	2021	2020
Basic EPS:			
Net income (loss)	$ 127	$ (1,993)	$ (8,885)
Weighted average common shares outstanding (in thousands)	650,345	644,015	483,888
Basic EPS	$ 0.20	$ (3.09)	$ (18.36)
Diluted EPS:			
Net income (loss) for purposes of computing diluted EPS	$ 127	$ (1,993)	$ (8,885)
Share computation for diluted EPS (in thousands):			
Basic weighted average common shares outstanding	650,345	644,015	483,888
Dilutive effect of restricted stock unit awards	1,579	—	—
Dilutive effect of certain PSP Warrants and Treasury Loan Warrants	3,198	—	—
Diluted weighted average common shares outstanding	655,122	644,015	483,888
Diluted EPS	$ 0.19	$ (3.09)	$ (18.36)

The following were excluded from the calculation of diluted EPS because inclusion of such shares would be antidilutive (in thousands):

	Year Ended December 31,		
	2022	2021	2020
6.50% convertible senior notes	61,728	61,728	31,882
Restricted stock unit awards	3,987	3,420	4,584

In addition, certain shares underlying our PSP Warrants and Treasury Loan Warrants for the years ended December 31, 2022, 2021 and 2020, were excluded from the calculation of diluted EPS because inclusion of such shares would be antidilutive.

4. Debt

Long-term debt included on our consolidated balance sheets consisted of (in millions):

	December 31,	
	2022	**2021**
Secured		
2013 Term Loan Facility, variable interest rate of 6.14%, installments through 2025 [a]	$ 1,752	$ 1,770
2014 Term Loan Facility, variable interest rate of 6.14%, installments through 2027 [a]	1,196	1,208
December 2016 Term Loan Facility [a]	—	1,188
11.75% senior secured notes, interest only payments until due in July 2025 [b]	2,500	2,500
10.75% senior secured IP notes, interest only payments until due in February 2026 [b]	1,000	1,000
10.75% senior secured LGA/DCA notes, interest only payments until due in February 2026 [b]	200	200
5.50% senior secured notes, installments beginning in July 2023 until due in April 2026 [c]	3,500	3,500
5.75% senior secured notes, installments beginning in July 2026 until due in April 2029 [c]	3,000	3,000
AAdvantage Term Loan Facility, variable interest rate of 8.99%, installments beginning in July 2023 through April 2028 [c]	3,500	3,500
Enhanced equipment trust certificates (EETCs), fixed interest rates ranging from 2.88% to 7.13%, averaging 3.74%, maturing from 2023 to 2034 [d]	9,175	9,357
Equipment loans and other notes payable, fixed and variable interest rates ranging from 3.33% to 8.01%, averaging 5.95%, maturing from 2023 to 2034 [e]	3,170	3,433
Special facility revenue bonds, fixed interest rates ranging from 2.25% to 5.38%, maturing from 2026 to 2036 [f]	1,050	1,129
	30,043	31,785
Unsecured		
PSP1 Promissory Note, interest only payments until due in April 2030 [g]	1,757	1,765
PSP2 Promissory Note, interest only payments until due in January 2031 [g]	1,030	1,035
PSP3 Promissory Note, interest only payments until due in April 2031 [g]	959	946
6.50% convertible senior notes, interest only payments until due in July 2025 [h]	1,000	1,000
3.75% senior notes, interest only payments until due in March 2025 [i]	500	500
5.000% senior notes	—	750
	5,246	5,996
Total long-term debt	35,289	37,781
Less: Total unamortized debt discount, premium and issuance costs	386	458
Less: Current maturities	3,059	2,315
Long-term debt, net of current maturities	$31,844	$35,008

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

As of December 31, 2022, the maximum availability under our revolving credit and other facilities is as follows (in millions):

2013 Revolving Facility	$ 736
2014 Revolving Facility	1,631
April 2016 Revolving Facility	446
Short-term Revolving and Other Facilities	220
Total	$3,033

As of December 31, 2022, American had an undrawn $150 million short-term revolving credit facility which expired in January 2023. American also had $70 million of available borrowing base under cargo receivables facility that was set to expire in December 2022, but which has been extended through December 2023.

Secured financings, including revolving credit and other facilities, are collateralized by assets, consisting primarily of aircraft, engines, simulators, aircraft spare parts, airport gate leasehold rights, route authorities, airport slots, certain receivables, certain intellectual property and certain loyalty program assets.

At December 31, 2022, the maturities of long-term debt are as follows (in millions):

2023	$ 3,059
2024	3,535
2025	9,317
2026	4,480
2027	4,515
2028 and thereafter	10,383
Total	$35,289

(a) 2013 and 2014 Credit Facilities, April 2016 Revolving Facility and December 2016 Credit Facilities

2013 Credit Facilities

In November 2019, American and AAG entered into the Sixth Amendment to Amended and Restated Credit and Guaranty Agreement, amending the Amended and Restated Credit and Guaranty Agreement dated as of May 21, 2015 (as previously amended, the 2013 Credit Agreement; the revolving credit facility established thereunder, the 2013 Revolving Facility; the term loan facility established thereunder, the 2013 Term Loan Facility; and the 2013 Revolving Facility together with the 2013 Term Loan Facility, the 2013 Credit Facilities), which reduced the total aggregate commitments under the 2013 Revolving Facility to $750 million from $1.0 billion. In addition, certain lenders party to the 2013 Credit Agreement extended the maturity date of a substantial portion of their commitments under the 2013 Revolving Facility to October 2024 from October 2023. As of December 31, 2022, there were no borrowings or letters of credit outstanding under the 2013 Revolving Facility.

2014 Credit Facilities

In November 2019, American and AAG entered into the Seventh Amendment to Amended and Restated Credit and Guaranty Agreement, amending the Amended and Restated Credit and Guaranty

Agreement dated as of April 20, 2015 (as previously amended, the 2014 Credit Agreement; the revolving credit facility established thereunder, the 2014 Revolving Facility; the term loan facility established thereunder, the 2014 Term Loan Facility; and the 2014 Revolving Facility together with the 2014 Term Loan Facility, the 2014 Credit Facilities), which increased the total aggregate commitments under the 2014 Revolving Facility to $1.6 billion from $1.5 billion. In addition, certain lenders party to the 2014 Credit Agreement extended the maturity date of a substantial portion of their commitments under the 2014 Revolving Facility to October 2024 from October 2023.

In January 2020, American and AAG entered into the Eighth Amendment to the 2014 Credit Agreement, pursuant to which American refinanced the 2014 Term Loan Facility, increasing the total aggregate principal amount outstanding to $1.2 billion, reducing the LIBOR margin from 2.00% to 1.75%, with a LIBOR floor of 0%, and reducing the base rate margin from 1.00% to 0.75%. In addition, the maturity date for the 2014 Term Loan Facility was extended to January 2027 from October 2021. As of December 31, 2022, there were no borrowings or letters of credit outstanding under the 2014 Revolving Facility.

April 2016 Revolving Facility

In November 2019, American and AAG entered into the Fifth Amendment to Credit and Guaranty Agreement, amending the Credit and Guaranty Agreement dated as of April 29, 2016 (as previously amended, the April 2016 Credit Agreement; the revolving credit facility established thereunder, the April 2016 Revolving Facility), which increased the total aggregate commitments under the April 2016 Revolving Facility to $450 million from $300 million. In addition, certain lenders party to the April 2016 Credit Agreement extended the maturity date of a substantial portion of their commitments under the April 2016 Revolving Facility to October 2024 from October 2023. As of December 31, 2022, there were no borrowings outstanding under the April 2016 Revolving Facility.

December 2016 Credit Facilities

In December 2016, American and AAG entered into the Amended and Restated Credit and Guaranty Agreement, dated as of December 15, 2016 (as amended, the December 2016 Credit Agreement; the term loan facility established thereunder, the December 2016 Term Loan Facility; and together with the revolving credit facility contemplated but never established thereunder, the December 2016 Credit Facilities). In December 2022, American repaid in full the $1.2 billion aggregate principal amount of outstanding term loans under the December 2016 Term Loan Facility which was due to mature in December 2023 and terminated the December 2016 Credit Facilities.

Certain details of our 2013 and 2014 Credit Facilities (collectively referred to as the Credit Facilities) and April 2016 Revolving Facility are shown in the table below as of December 31, 2022:

| | 2013 Credit Facilities | | 2014 Credit Facilities | | |
	2013 Term Loan	2013 Revolving Facility	2014 Term Loan	2014 Revolving Facility	April 2016 Revolving Facility
Aggregate principal issued or credit facility availability (in millions)	$1,919	$736	$1,280	$1,631	$446
Principal outstanding or drawn (in millions)	$1,752	$—	$1,196	$—	$—
Maturity date	June 2025	October 2024	January 2027	October 2024	October 2024
LIBOR margin	1.75%	2.00%	1.75%	2.00%	2.00%

The term loans under each of the Credit Facilities are repayable in annual installments in an amount equal to 1.00% of the aggregate principal amount issued, with any unpaid balance due on the respective maturity dates. Voluntary prepayments may be made by American at any time.

The 2013 Revolving Facility, 2014 Revolving Facility and April 2016 Revolving Facility provide that American may from time to time borrow, repay and reborrow loans thereunder. The 2013 Revolving Facility and 2014 Revolving Facility have the ability to issue letters of credit thereunder in an aggregate amount outstanding at any time up to $100 million and $200 million, respectively. The 2013 Revolving Facility, 2014 Revolving Facility and April 2016 Revolving Facility are each subject to an undrawn annual fee of 0.63%.

Subject to certain limitations and exceptions, the Credit Facilities and April 2016 Revolving Facility are secured by collateral, including certain spare parts, slots, route authorities, simulators and leasehold rights. American has the ability to make future modifications to the collateral pledged, subject to certain restrictions. American's obligations under the Credit Facilities and April 2016 Revolving Facility are guaranteed by AAG. The Credit Facilities and April 2016 Revolving Facility contain events of default customary for similar financings, including cross default and cross-acceleration to other material indebtedness.

(b) Senior Secured Notes

11.75% Senior Secured Notes

In June 2020, American issued $2.5 billion aggregate principal amount of 11.75% senior secured notes due 2025 (the 11.75% Senior Secured Notes) at a price equal to 99% of their aggregate principal amount. The 11.75% Senior Secured Notes bear interest at a rate of 11.75% per annum (subject to increase if the collateral coverage ratio described below is not met). Interest on the 11.75% Senior Secured Notes is payable semiannually in arrears on January 15 and July 15 of each year, which began on January 15, 2021. The 11.75% Senior Secured Notes will mature on July 15, 2025. The obligations of American under the 11.75% Senior Secured Notes are fully and unconditionally guaranteed on a senior unsecured basis by AAG.

The 11.75% Senior Secured Notes are American's senior secured obligations. Subject to certain limitations and exceptions, the 11.75% Senior Secured Notes are secured on a first-lien basis by security interests in certain assets, rights and properties utilized by American in providing its scheduled air carrier services to and from certain airports in the United States and certain airports in Australia, Canada, the Caribbean, Central America, China, Hong Kong, Japan, Mexico, South Korea, and Switzerland (collectively, the First Lien 11.75% Senior Secured Notes Collateral). American's obligations with respect to the 11.75% Senior Secured Notes are also secured on a second-lien basis by security interests in certain assets, rights and properties utilized by American in providing its scheduled air carrier services to and from certain airports in the United States and certain airports in the European Union and the United Kingdom (collectively, the Second Lien 11.75% Senior Secured Notes Collateral and together with the First Lien 11.75% Senior Secured Notes Collateral, the 11.75% Senior Secured Notes Collateral). The Second Lien 11.75% Senior Secured Notes Collateral also secures the 2014 Credit Facilities on a first-lien basis.

American may redeem the 11.75% Senior Secured Notes, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the 11.75% Senior Secured Notes being redeemed plus a make whole premium, together with accrued and unpaid interest thereon, if any, to (but not including) the redemption date.

10.75% Senior Secured Notes

On September 25, 2020 (the 10.75% Senior Secured Notes Closing Date), American issued $1.0 billion in initial principal amount of senior secured IP notes (the IP Notes) and $200 million in initial principal amount of senior secured LGA/DCA notes (the LGA/DCA Notes and together with the IP Notes, the 10.75% Senior Secured Notes). The obligations of American under the 10.75% Senior Secured Notes are fully and unconditionally guaranteed (the 10.75% Senior Secured Notes Guarantees) on a senior unsecured basis by AAG. The 10.75% Senior Secured Notes bear interest at a rate of 10.75% per annum in cash. Interest on the 10.75% Senior Secured Notes is payable semiannually in arrears on September 1 and March 1 of each year, which began on March 1, 2021. The 10.75% Senior Secured Notes will mature on February 15, 2026.

The IP Notes are secured by a first lien security interest on certain intellectual property of American, including the "American Airlines" trademark and the "aa.com" domain name in the United States and certain foreign jurisdictions (the IP Collateral), and a second lien on certain slots related to American's operations at New York LaGuardia and Ronald Reagan Washington National airports and certain other assets (the LGA/DCA Collateral and together with the IP Collateral, the 10.75% Senior Secured Notes Collateral). Subject to certain conditions, American will be permitted to incur up to $4.0 billion of additional pari passu debt and unlimited second lien debt secured by the IP Collateral securing the IP Notes. The LGA/DCA Notes are secured by a first lien security interest in the LGA/DCA Collateral.

On or prior to the fourth anniversary of the 10.75% Senior Secured Notes Closing Date, American may redeem all or any part of the 10.75% Senior Secured Notes, at its option, at a redemption price equal to 100% of the principal amount of the 10.75% Senior Secured Notes redeemed plus a make whole premium, together with accrued and unpaid interest thereon, if any. After the fourth anniversary of the 10.75% Senior Secured Notes Closing Date and on or prior to the fifth anniversary of the 10.75% Senior Secured Notes Closing Date, American may redeem all or any part of the 10.75% Senior Secured Notes, at its option, at a redemption price equal to 105.375% of the principal amount of the 10.75% Senior Secured Notes redeemed, together with accrued and unpaid interest thereon, if any. After the fifth anniversary of the 10.75% Senior Secured Notes Closing Date, American may redeem all or any part of the 10.75% Senior Secured Notes, at its option, at par, together with accrued and unpaid interest thereon, if any.

(c) AAdvantage Financing

On March 24, 2021 (the AAdvantage Financing Closing Date), American and AAdvantage Loyalty IP Ltd., a Cayman Islands exempted company incorporated with limited liability and an indirect wholly-owned subsidiary of American (Loyalty Issuer and, together with American, the AAdvantage Issuers), completed the offering of $3.5 billion aggregate principal amount of 5.50% Senior Secured Notes due 2026 (the 2026 Notes) and $3.0 billion aggregate principal amount of 5.75% Senior Secured Notes due 2029 (the 2029 Notes, and together with the 2026 Notes, the AAdvantage Notes). The AAdvantage Notes are fully and unconditionally guaranteed on a senior unsecured basis by the SPV Guarantors and AAG.

Concurrent with the issuance of the AAdvantage Notes, the AAdvantage Issuers, as co-borrowers, entered into a term loan credit and guaranty agreement, dated March 24, 2021, providing for a $3.5 billion term loan facility (the AAdvantage Term Loan Facility and collectively with the AAdvantage Notes, the AAdvantage Financing) and pursuant to which the full $3.5 billion of term loans (the AAdvantage Loans) were drawn on the AAdvantage Financing Closing Date. The AAdvantage Loans are fully and unconditionally guaranteed (together with the AAdvantage Note Guarantees, the AAdvantage Guarantees) by the SPV Guarantors and AAG.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

Subject to certain permitted liens and other exceptions, the AAdvantage Notes, AAdvantage Loans and AAdvantage Guarantees provided by the SPV Guarantors are secured by a first-priority security interest in, and pledge of, various agreements with respect to the AAdvantage program (the AAdvantage Agreements) (including all payments thereunder) and certain IP Licenses, certain deposit accounts that will receive cash under the AAdvantage Agreements, certain reserve accounts, the equity of each of Loyalty Issuer and the SPV Guarantors and substantially all other assets of Loyalty Issuer and the SPV Guarantors including American's rights to certain data and other intellectual property used in the AAdvantage program (subject to certain exceptions) (collectively, the AAdvantage Collateral).

Payment Terms of the AAdvantage Notes and AAdvantage Loans under the AAdvantage Term Loan Facility

Interest on the AAdvantage Notes is payable in cash, quarterly in arrears on the 20th day of each January, April, July and October (each, an AAdvantage Payment Date), which began on July 20, 2021. The 2026 Notes will mature on April 20, 2026, and the 2029 Notes will mature on April 20, 2029. The outstanding principal on the 2026 Notes will be repaid in quarterly installments of $292 million on each AAdvantage Payment Date, beginning on July 20, 2023. The outstanding principal on the 2029 Notes will be repaid in quarterly installments of $250 million on each AAdvantage Payment Date, beginning on July 20, 2026.

The AAdvantage Issuers may redeem the AAdvantage Notes, at their option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the AAdvantage Notes redeemed plus a "make-whole" premium, together with accrued and unpaid interest to the date of redemption.

The scheduled maturity date of the AAdvantage Loans under the AAdvantage Term Loan Facility is April 20, 2028. The AAdvantage Loans bear interest at a variable rate equal to LIBOR (but not less than 0.75% per annum), plus a margin of 4.75% per annum, payable on each AAdvantage Payment Date. The outstanding principal on the AAdvantage Loans will be repaid in quarterly installments of $175 million, on each AAdvantage Payment Date beginning with the AAdvantage Payment Date in July 2023. These amortization payments (as well as those for the AAdvantage Notes) will be subject to the occurrence of certain early amortization events, including the failure to satisfy a minimum debt service coverage ratio at specified determination dates.

Prepayment of some or all of the AAdvantage Loans outstanding under the AAdvantage Term Loan Facility is permitted, although payment of an applicable premium is required as specified in the AAdvantage Term Loan Facility.

The AAdvantage Indenture and the AAdvantage Term Loan Facility contain mandatory prepayment provisions triggered upon (i) the issuance or incurrence by Loyalty Issuer or the SPV Guarantors of certain indebtedness or (ii) the receipt by American or its subsidiaries of net proceeds from pre-paid frequent flyer (i.e., AAdvantage) mile sales exceeding $505 million. Each of these prepayments would also require payment of an applicable premium. Certain other events, including the occurrence of a change of control with respect to AAG and certain AAdvantage Collateral sales exceeding a specified threshold, will also trigger mandatory repurchase or mandatory prepayment provisions under the AAdvantage Indenture and the AAdvantage Term Loan Facility, respectively.

(d) EETCs

2021-1 Aircraft EETCs

In November 2021, American created two pass-through trusts which issued $960 million aggregate face amount of Series 2021-1 Class A and Class B EETCs (the 2021-1 Aircraft EETCs) in connection with the financing of 26 aircraft previously delivered or originally scheduled to be delivered to American through September 2022 (the 2021-1 Aircraft). In 2021, $94 million of the proceeds had been used to purchase equipment notes issued by American in connection with the financing of five aircraft under the 2021-1 Aircraft EETCs, all of which was used to repay existing indebtedness. During 2022, $866 million of proceeds had been used to purchase equipment notes issued by American in connection with the financing of 21 aircraft under the 2021-1 Aircraft EETCs. As of December 31, 2022, there are no remaining proceeds held in escrow, and all proceeds have been used to purchase equipment notes issued by American. Interest and principal payments on equipment notes issued in connection with the 2021-1 Aircraft EETCs are payable semi-annually in January and July of each year. Interest payments began in July 2022 and principal payments began in January 2023.

Certain information regarding the 2021-1 Aircraft EETC equipment notes, as of December 31, 2022, is set forth in the table below:

	2021-1 Aircraft EETCs	
	Series A	Series B
Aggregate principal issued	$758 million	$202 million
Fixed interest rate per annum	2.875%	3.95%
Maturity date	July 2034	July 2030

(e) Equipment Loans and Other Notes Payable Issued in 2022

In 2022, American entered into agreements under which it borrowed $205 million in connection with the financing of certain aircraft. Debt incurred under these agreements mature in 2034 and bear interest at variable rates (comprised of the Secured Overnight Financing Rate (SOFR) plus an applicable margin) averaging 6.77% as of December 31, 2022.

(f) Special Facility Revenue Bonds

In January 2020, American and British Airways announced the start of construction projects to upgrade New York's JFK Terminal 8. The construction project is expected to be fully completed in early 2023 and is estimated to cost $439 million, of which $298 million was funded with proceeds of the special facility revenue bonds issued by the New York Transportation Development Corporation (NYTDC) on behalf of American in June 2020 (the 2020 JFK Bonds) and approximately $84 million of which was funded with proceeds of the approximately $150 million of special facility revenue bonds NYTDC issued in June 2021 (the 2021 JFK Bonds).

American is required to pay debt service on the 2021 JFK Bonds through payments under a loan agreement with NYTDC (as amended), and American and AAG guarantee the 2021 JFK Bonds. American continues to pay debt service on the outstanding bonds issued by NYTDC on behalf of American in 2016 and 2020 (the 2016 and 2020 JFK Bonds) and American and AAG continue to guarantee the 2016 and 2020 JFK Bonds. American's and AAG's obligations under these guarantees are secured by a leasehold mortgage on American's lease of Terminal 8 and related property from the Port Authority of New York and New Jersey.

The 2021 JFK Bonds, in aggregate, were priced at par value. The gross proceeds from the issuance of the 2021 JFK Bonds were approximately $150 million. Of this amount, $4 million was used to fund

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

the costs of issuance of the 2021 JFK Bonds, $62 million was used to fund the redemption of the 2016 and 2020 JFK Bonds due August 2021, with the remaining amount of proceeds received held in restricted cash and short-term investments on the consolidated balance sheet and to be used to finance a portion of the cost of the renovation and expansion of Terminal 8. The 2021 JFK Bonds are comprised of term bonds, $70 million of which bear interest at 2.25% per annum and mature on August 1, 2026, and $80 million of which bear interest at 3.00% per annum and mature on August 1, 2031. As of December 31, 2022, $72 million of proceeds funded by the issuance of the 2020 and 2021 JFK Bonds are included in restricted cash and short-term investments on the accompanying consolidated balance sheet.

(g) PSP Promissory Notes

As partial compensation to the U.S. Government for the provision of financial assistance under the PSP Agreements, AAG issued promissory notes to Treasury (PSP1 Promissory Note, PSP2 Promissory Note and PSP3 Promissory Note, collectively the PSP Promissory Notes), in the aggregate principal sum of $3.7 billion which provides for the guarantee of our obligations under the PSP Promissory Notes by the Subsidiaries.

The PSP Promissory Notes bear interest on the outstanding principal amount at a rate equal to 1.00% per annum until the fifth anniversary of the applicable PSP closing date and 2.00% plus an interest rate based on SOFR per annum or other benchmark replacement rate consistent with customary market conventions (but not to be less than 0.00%) thereafter until the tenth anniversary of the applicable PSP closing date, and interest accrued thereon will be payable in arrears on the last business day of March and September of each year. The aggregate principal amount outstanding under the PSP Promissory Notes, together with all accrued and unpaid interest thereon and all other amounts payable under the PSP Promissory Notes, will be due and payable on the maturity date.

The PSP Promissory Notes are our senior unsecured obligation and each guarantee of the PSP Promissory Notes is the senior unsecured obligation of each of the Subsidiaries, respectively.

We may, at any time and from time to time, voluntarily prepay amounts outstanding under the PSP Promissory Notes, in whole or in part, without penalty or premium. Within 30 days of the occurrence of certain change of control triggering events, we are required to prepay the aggregate outstanding principal amount of the PSP Promissory Notes at such time, together with any accrued interest or other amounts owing under the PSP Promissory Notes at such time.

(h) 6.50% Convertible Senior Notes

In June 2020, AAG completed the public offering of $1.0 billion aggregate principal amount of AAG's 6.50% convertible senior notes due 2025 (the Convertible Notes). The Convertible Notes are fully and unconditionally guaranteed by American on a senior unsecured basis (the Convertible Notes Guarantee). The net proceeds from the Convertible Notes were approximately $970 million, after deducting the underwriters' discounts and commissions and our estimated offering expenses.

The Convertible Notes bear interest at a rate of 6.50% per annum. Interest on the Convertible Notes is payable semiannually in arrears on January 1 and July 1 of each year, which began on January 1, 2021. The Convertible Notes will mature on July 1, 2025, unless earlier converted, redeemed or repurchased by us.

Upon conversion, AAG will pay or deliver, as the case may be, cash, shares of AAG common stock or a combination of cash and shares of AAG common stock, at AAG's election. The initial conversion

rate is 61.7284 shares of AAG common stock per $1,000 principal amount of Convertible Notes (equivalent to an initial conversion price of approximately $16.20 per share of AAG common stock). The conversion rate is subject to adjustment in some events as described in the Convertible Notes Indenture.

Holders may convert their Convertible Notes at their option only in the following circumstances: (1) during any calendar quarter (and only during such calendar quarter) commencing after the calendar quarter ending on September 30, 2020, if the last reported sale price per share of AAG common stock exceeds 130% of the conversion price for each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter; (2) during the five consecutive business days immediately after any 10 consecutive trading day period (such 10 consecutive trading day period, the measurement period) in which the trading price per $1,000 principal amount of Convertible Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price per share of AAG common stock on such trading day and the conversion rate on such trading day; (3) upon the occurrence of certain corporate events or distributions on AAG common stock; (4) if AAG calls such Convertible Notes for redemption; and (5) at any time from, and including, April 1, 2025 until the close of business on the scheduled trading day immediately before the maturity date of the Convertible Notes.

In addition, following certain corporate events that occur prior to the maturity date or upon AAG's issuance of a notice of redemption, AAG will increase the conversion rate for a holder who elects to convert its Convertible Notes in connection with such corporate event or during the related redemption period in certain circumstances by a specified number of shares of AAG common stock as described in the Convertible Notes Indenture.

AAG will not have the right to redeem the Convertible Notes prior to July 5, 2023. On or after July 5, 2023 and on or before the 20th scheduled trading day immediately before the maturity date, AAG may redeem the Convertible Notes, in whole or in part, if the last reported sale price of AAG common stock has been at least 130% of the conversion price then in effect on (1) each of at least 20 trading days (whether or not consecutive) during the 30 consecutive trading days ending on, and including, the trading day immediately before the date AAG sends the related redemption notice; and (2) the trading day immediately before the date AAG sends such notice. In the case of any optional redemption, AAG will redeem the Convertible Notes at a redemption price equal to 100% of the principal amount of such Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The following table provides information relating to the Convertible Notes as of December 31, 2022 and 2021 (in millions):

| | December 31, | |
	2022	2021
Principal amount	$1,000	$1,000
Unamortized debt discount	(16)	(22)
Net carrying amount	$ 984	$ 978

The effective interest rate for the Convertible Notes was 7% for each of the years ended December 31, 2022 and 2021, and 20% for the year ended December 31, 2020. As of January 1, 2021, we early adopted ASU 2020-06 related to convertible instruments. Accordingly, our unamortized

debt discount as of January 1, 2021 was reduced by $389 million, increasing the liability and decreasing the effective interest rate on the Convertible Notes from approximately 20% at December 31, 2020 to approximately 7% at December 31, 2021. Interest recognized for the Convertible Notes is as follows (in millions):

	Year Ended December 31,		
	2022	2021	2020
Contractual coupon interest	$65	$65	$33
Non-cash amortization of debt discount	6	5	28
Total interest expense	$71	$70	$61

At December 31, 2022, the if-converted value of the Convertible Notes did not exceed the principal amount. The last reported sale price per share of our common stock (as defined in the Convertible Notes Indenture) did not exceed 130% of the conversion price of the Convertible Notes for at least 20 of the 30 consecutive trading days ending on December 31, 2022. Accordingly, pursuant to the terms of the Convertible Notes Indenture, the holders of the Convertible Notes cannot convert at their option at any time during the quarter ending March 31, 2023. Each $1,000 principal amount of Convertible Notes is convertible at a rate of 61.7284 shares of our common stock, subject to adjustment as provided in the Convertible Notes Indenture. We may settle conversions by paying or delivering, as applicable, cash, shares of our common stock or a combination of cash and shares of our common stock, at our election.

(i) Unsecured Senior Notes

3.75% Senior Notes

In February 2020, AAG issued $500 million aggregate principal amount of 3.75% senior notes due 2025 (the 3.75% Senior Notes). The 3.75% Senior Notes bear interest at a rate of 3.75% per annum, payable semiannually in arrears in March and September of each year, which began in September 2020. The 3.75% Senior Notes mature in March 2025.

The 3.75% Senior Notes are senior unsecured obligations of AAG. These Senior Notes are fully and unconditionally guaranteed by American. The indentures for these Senior Notes contain covenants and events of default generally customary for similar financings.

Other Financing Activities

During the year ended December 31, 2022, we repurchased $349 million of unsecured notes in the open market.

Guarantees

As of December 31, 2022, AAG had issued guarantees covering approximately $18.3 billion of American's secured debt (and interest thereon), including the Credit Facilities, the AAdvantage Financing, certain EETC financings and $1.1 billion of American's special facility revenue bonds (and interest thereon).

Certain Covenants

Our debt agreements contain customary terms and conditions as well as various affirmative, negative and financial covenants that, among other things, may restrict the ability of us and our

subsidiaries to incur additional indebtedness, pay dividends or repurchase stock. Our debt agreements also contain customary change of control provisions, which may require us to repay or redeem such indebtedness upon certain events constituting a change of control under the relevant agreement, in certain cases at a premium. Certain of our debt financing agreements (including our secured notes, term loans, revolving credit facilities and spare engine EETCs) contain loan to value (LTV), collateral coverage or peak debt service coverage ratio covenants and certain agreements require us to appraise the related collateral annually or semiannually. Pursuant to such agreements, if the applicable LTV, collateral coverage or peak debt service coverage ratio exceeds or falls below a specified threshold, as the case may be, we will be required, as applicable, to pledge additional qualifying collateral (which in some cases may include cash or investment securities), withhold additional cash in certain accounts, or pay down such financing, in whole or in part, or the interest rate for the relevant financing will be increased. Additionally, a significant portion of our debt financing agreements contain covenants requiring us to maintain an aggregate of at least $2.0 billion of unrestricted cash and cash equivalents and amounts available to be drawn under revolving credit facilities, and our AAdvantage Financing contains a peak debt service coverage ratio, pursuant to which failure to comply with a certain threshold may result in early repayment, in whole or in part, of the AAdvantage Financing.

Specifically, we are required to meet certain collateral coverage tests for our Credit Facilities, April 2016 Revolving Facility, 10.75% Senior Secured Notes and 11.75% Senior Secured Notes, as described below:

	2013 Credit Facilities	2014 Credit Facilities	April 2016 Revolving Facility	10.75% Senior Secured Notes	11.75% Senior Secured Notes
Frequency of Appraisals of Appraised Collateral	Annual	Annual	Annual	Annual	Semi-Annual
LTV Requirement	1.6x Collateral valuation to amount of debt outstanding (62.5% LTV)				
LTV as of Last Measurement Date	34.4%	17.8%	Not Applicable	7.2%	32.5%
Collateral Description	Generally, certain slots, route authorities and airport gate leasehold rights used by American to operate all services between the U.S. and South America	Generally, certain slots, route authorities and airport gate leasehold rights used by American to operate certain services between the U.S. and European Union (including London Heathrow)	Generally, certain spare parts	Generally, certain DCA slots, certain LGA slots, certain simulators and certain leasehold rights and, in the case of the IP Notes, certain intellectual property of American	Generally, certain slots, route authorities and airport gate leasehold rights used by American to operate certain services between the U.S. and the Caribbean, Central America and various other countries

At December 31, 2022, we were in compliance with the applicable collateral coverage tests as of the most recent measurement dates.

5. Leases

We lease certain aircraft and engines, including aircraft under capacity purchase agreements. As of December 31, 2022, we operated 722 leased aircraft, with remaining terms ranging from less than one year to 11 years.

At each airport where we conduct flight operations, we have agreements, generally with a governmental unit or authority, for the use of passenger, operations and baggage handling space as well as runways and taxiways. These agreements, particularly in the U.S., often contain provisions for

periodic adjustments to rates and charges applicable under such agreements. These rates and charges also vary with our level of operations and the operations of the airport. Because of the variable nature of these rates, these leases are not recorded on our consolidated balance sheets as a ROU asset or a lease liability. Additionally, at our hub locations and in certain other cities we serve, we lease administrative offices, catering, cargo, training, maintenance and other facilities.

The components of lease expense were as follows (in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Operating lease cost	$2,007	$2,012	$1,957
Finance lease cost:			
Amortization of assets	143	107	92
Interest on lease liabilities	47	44	38
Variable lease cost	2,580	2,471	1,801
Total net lease cost	$4,777	$4,634	$3,888

Included in the table above is $242 million, $190 million and $172 million of operating lease cost under our capacity purchase agreement with Republic for the years ended December 31, 2022, 2021 and 2020, respectively. We hold a 25% equity interest in Republic Holdings, the parent company of Republic.

Additionally, not included in the table above, we recognized $109 million in cash special charges in 2020 related to the impairment of ROU assets and lease return costs resulting from our decision to retire certain leased aircraft earlier than planned driven by the severe decline in air travel due to the COVID-19 pandemic.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

Supplemental balance sheet information related to leases was as follows (in millions, except lease term and discount rate):

	December 31,	
	2022	**2021**
Operating leases:		
Operating lease ROU assets	$8,094	$7,850
Current operating lease liabilities	$1,465	$1,507
Noncurrent operating lease liabilities	6,559	6,610
Total operating lease liabilities	$8,024	$8,117
Finance leases:		
Property and equipment, at cost	$1,364	$1,201
Accumulated amortization	(779)	(653)
Property and equipment, net	$ 585	$ 548
Current finance lease liabilities	$ 216	$ 174
Noncurrent finance lease liabilities	545	563
Total finance lease liabilities	$ 761	$ 737
Weighted average remaining lease term (in years):		
Operating leases	8.3	7.6
Finance leases	5.1	4.6
Weighted average discount rate:		
Operating leases	7.4%	6.3%
Finance leases	7.2%	6.1%

Supplemental cash flow and other information related to leases was as follows (in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$1,990	$2,053	$2,028
Operating cash flows from finance leases	47	37	39
Financing cash flows from finance leases	190	126	114
Non-cash transactions:			
ROU assets acquired through operating leases	1,483	1,386	917
Property and equipment acquired through finance leases	46	180	11
Operating lease conversion to finance lease	107	102	5
Finance lease conversion to operating lease	3	—	—
Gain on sale leaseback transactions, net	2	25	107

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

Maturities of lease liabilities were as follows (in millions):

	December 31, 2022	
	Operating Leases	Finance Leases
2023	$ 1,954	$ 265
2024	1,663	215
2025	1,324	141
2026	1,054	115
2027	862	69
2028 and thereafter	3,918	87
Total lease payments	10,775	892
Less: Imputed interest	(2,751)	(131)
Total lease obligations	8,024	761
Less: Current obligations	(1,465)	(216)
Long-term lease obligations	$ 6,559	$ 545

As of December 31, 2022, we had additional operating lease commitments that have not yet commenced of approximately $1.1 billion for nine Boeing 787 Family aircraft scheduled to be delivered in 2023 through 2024 with lease terms of 10 years.

6. Income Taxes

The significant components of the income tax provision (benefit) were (in millions):

	Year Ended December 31,		
	2022	2021	2020
Current income tax benefit:			
State, local and foreign	$ (6)	$ —	$ —
Deferred income tax provision (benefit):			
Federal	59	(508)	(2,335)
State and local	6	(47)	(233)
Deferred income tax provision (benefit)	65	(555)	(2,568)
Total income tax provision (benefit)	$59	$(555)	$(2,568)

The income tax provision (benefit) differed from amounts computed at the statutory federal income tax rate as follows (in millions):

	Year Ended December 31,		
	2022	2021	2020
Statutory income tax provision (benefit)	$39	$(535)	$(2,405)
State, local and foreign income tax benefit, net of federal tax effect	—	(37)	(183)
Book expenses not deductible for tax purposes	22	23	22
Other, net	(2)	(6)	(2)
Income tax provision (benefit)	$59	$(555)	$(2,568)

The components of our deferred tax assets and liabilities were (in millions):

	December 31,	
	2022	**2021**
Deferred tax assets:		
Operating loss and other carryforwards	$ 4,679	$ 4,612
Loyalty program liability	1,809	1,903
Leases	1,819	1,833
Pensions	474	941
Postretirement benefits other than pensions	179	214
Rent expense	130	92
Other	742	784
Total deferred tax assets	9,832	10,379
Valuation allowance	(19)	(34)
Net deferred tax assets	9,813	10,345
Deferred tax liabilities:		
Accelerated depreciation and amortization	(4,630)	(4,747)
Leases	(1,832)	(1,767)
Other	(262)	(284)
Total deferred tax liabilities	(6,724)	(6,798)
Net deferred tax asset	$ 3,089	$ 3,547

At December 31, 2022, we had approximately $16.2 billion of gross federal net operating losses (NOLs) and $4.3 billion of other carryforwards available to reduce future federal taxable income, of which $5.9 billion will expire beginning in 2024 if unused and $14.6 billion can be carried forward indefinitely. We also had approximately $6.0 billion of NOL carryforwards to reduce future state taxable income at December 31, 2022, which will expire in taxable years 2022 through 2042 if unused.

Our ability to use our NOLs and other carryforwards depends on the amount of taxable income generated in future periods. We provide a valuation allowance for our deferred tax assets, which include our NOLs, when it is more likely than not that some portion, or all of our deferred tax assets, will not be realized. We consider all available positive and negative evidence and make certain assumptions in evaluating the realizability of our deferred tax assets. Many factors are considered that impact our assessment of future profitability, including conditions which are beyond our control, such as the health of the economy, the availability and price volatility of aircraft fuel and travel demand. We have determined that positive factors outweigh negative factors in the determination of the realizability of our deferred tax assets. There can be no assurance that an additional valuation allowance on our net deferred tax assets will not be required. Such valuation allowance could be material.

Our ability to deduct our NOL carryforwards and to utilize certain other available tax attributes can be substantially constrained under the general annual limitation rules of Section 382 where an "ownership change" has occurred. Substantially all of our remaining federal NOL carryforwards attributable to US Airways Group are subject to limitation under Section 382; however, our ability to utilize such NOL carryforwards is not anticipated to be effectively constrained as a result of such limitation. Similar limitations may apply for state income tax purposes. Our ability to utilize any new NOL carryforwards arising after the ownership changes is not affected by the annual limitation rules imposed by Section 382 unless another ownership change occurs. Under the Section 382 limitation, cumulative

stock ownership changes among material stockholders exceeding 50% during a rolling three-year period can potentially limit our future use of NOLs and tax credits.

In 2022, we recorded an income tax provision of $59 million, with an effective rate of approximately 32%, which was substantially non-cash. Substantially all of our income before income taxes is attributable to the United States.

The Inflation Reduction Act (IRA) was enacted on August 16, 2022, which among other provisions, introduced a corporate minimum tax on certain corporations with average adjusted financial statement income over a three-tax year period in excess of $1.0 billion, an excise tax on certain stock repurchases by certain covered corporations for taxable years beginning after December 31, 2022, and several tax incentives to promote clean energy. Based on our current analysis and pending future guidance to be issued by the U.S. Department of Treasury, we do not believe these provisions will have a material impact on our consolidated financial statements.

We file our tax returns as prescribed by the tax laws of the jurisdictions in which we operate. Our 2019 through 2021 tax years are still subject to examination by the Internal Revenue Service. Various state and foreign jurisdiction tax years remain open to examination and we are under examination, in administrative appeals, or engaged in tax litigation in certain jurisdictions. We believe that the effect of any assessments will not be material to our consolidated financial statements.

The amount of, and changes to, our uncertain tax positions were not material in any of the years presented. We accrue interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively.

7. Fair Value Measurements

Assets Measured at Fair Value on a Recurring Basis

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability (i.e. an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. Accounting standards include disclosure requirements around fair values used for certain financial instruments and establish a fair value hierarchy. The hierarchy prioritizes valuation inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels:

- Level 1 – Observable inputs such as quoted prices in active markets;

- Level 2 – Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

- Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

When available, we use quoted market prices to determine the fair value of our financial assets. If quoted market prices are not available, we measure fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates.

We utilize the market approach to measure the fair value of our financial assets. The market approach uses prices and other relevant information generated by market transactions involving

identical or comparable assets. Our short-term investments, restricted cash and restricted short-term investments classified as Level 2 primarily utilize broker quotes in a non-active market for valuation of these securities. No changes in valuation techniques or inputs occurred during the year ended December 31, 2022.

Assets measured at fair value on a recurring basis are summarized below (in millions):

	Fair Value Measurements as of December 31, 2022			
	Total	Level 1	Level 2	Level 3
Short-term investments [1], [2]:				
Money market funds	$ 732	$ 732	$ —	$—
Corporate obligations	3,688	—	3,688	—
Bank notes/certificates of deposit/time deposits	3,655	—	3,655	—
Repurchase agreements	450	—	450	—
	8,525	732	7,793	—
Restricted cash and short-term investments [1], [3]	995	535	460	—
Long-term investments [4]	245	245	—	—
Total	$9,765	$1,512	$8,253	$—

	Fair Value Measurements as of December 31, 2021			
	Total	Level 1	Level 2	Level 3
Short-term investments [1]:				
Money market funds	$ 108	$ 108	$ —	$—
Corporate obligations	8,665	—	8,665	—
Bank notes/certificates of deposit/time deposits	2,195	—	2,195	—
Repurchase agreements	1,190	—	1,190	—
	12,158	108	12,050	—
Restricted cash and short-term investments [1], [3]	990	654	336	—
Long-term investments [4]	239	239	—	—
Total	$13,387	$1,001	$12,386	$—

[1] All short-term investments are classified as available-for-sale and stated at fair value. Unrealized gains and losses are recorded in accumulated other comprehensive loss at each reporting period. There were no credit losses.

[2] Our short-term investments as of December 31, 2022 mature in one year or less.

[3] Restricted cash and short-term investments primarily include collateral held to support workers' compensation obligations, collateral associated with the payment of interest for the AAdvantage Financing and money market funds to be used to finance a substantial portion of the cost of the renovation and expansion of Terminal 8 at JFK.

[4] Long-term investments include our equity investments in China Southern Airlines Company Limited (China Southern Airlines) and Vertical Aerospace Ltd. (Vertical) and as of December 31, 2022, our long-term investments also include GOL. See Note 8 for further information on our equity investments.

Fair Value of Debt

The fair value of our long-term debt was estimated using quoted market prices or discounted cash flow analyses based on our current estimated incremental borrowing rates for similar types of

borrowing arrangements. If our long-term debt was measured at fair value, it would have been classified as Level 2 except for $3.7 billion as of December 31, 2022 and December 31, 2021, which would have been classified as Level 3 in the fair value hierarchy. The fair value of the Convertible Notes, which would have been classified as Level 2, was $1.1 billion and $1.4 billion as of December 31, 2022 and December 31, 2021, respectively.

The carrying value and estimated fair value of our long-term debt, including current maturities, were as follows (in millions):

	December 31, 2022		December 31, 2021	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current maturities	$34,903	$32,569	$37,323	$38,567

8. Investments

To help expand our network and as part of our ongoing commitment to sustainability, we enter into various commercial relationships or other strategic partnerships, including equity investments, with other airlines and companies. Our equity investments are reflected in other assets on our consolidated balance sheets. Our share of equity method investees' financial results and changes in fair value are recorded in nonoperating other income, net on the consolidated statements of operations.

Our equity investments ownership interest and carrying value were:

| | | Ownership Interest | | Carrying Value (in millions) | |
		December 31,		December 31,	
	Accounting Treatment	2022	2021	2022	2021
Republic Holdings	Equity Method	25.0%	25.0%	$222	$202
China Southern Airlines	Fair Value	1.5%	1.8%	176	163
Other investments (a)	Various			212	83
Total				$610	$448

(a) Other investments

Other investments primarily include our investment in Vertical, which is accounted for at fair value, and in 2022, our investments in JetSmart Airlines SpA (JetSMART) and GOL.

In April 2022, we completed an investment agreement with GOL, a Brazilian low-cost airline, and invested $200 million in 22.2 million of newly issued preferred shares. The total consideration of $200 million was allocated on our consolidated balance sheet as follows based on relative fair values: $81 million to the preferred shares, which is reflected within other assets, and $119 million to the indefinite-lived intangible asset derived from the related commercial agreements. The ownership interest is accounted for at fair value based on GOL's stock price and mark-to-market adjustments are recorded to nonoperating other income, net on the consolidated statement of operations.

In December 2022, we completed an investment agreement with JetSMART, an ultra-low-cost carrier operating in South America, representing a 35.4% ownership. This ownership interest is accounted for under the equity method and our portion of JetSMART's financial results is recognized within nonoperating other income, net on the consolidated statement of operations.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

9. Employee Benefit Plans

We sponsor defined benefit and defined contribution pension plans for eligible employees. The defined benefit pension plans provide benefits for participating employees based on years of service and average compensation for a specified period of time before retirement. Effective November 1, 2012, substantially all of our defined benefit pension plans were frozen and we began providing enhanced benefits under our defined contribution pension plans for certain employee groups. We use a December 31 measurement date for all of our defined benefit pension plans. We also provide certain retiree medical and other postretirement benefits, including health care and life insurance benefits, to retired employees.

Effective January 1, 2021, health coverage under our retiree medical benefit program that is currently provided to certain retirees age 65 and over who retired prior to November 1, 2012, transitioned from a self-insured plan to a fully-insured Medicare Advantage plan. Benefits coverage has not been reduced and cost shared has not changed as a result of this transition. Due to this transition, as of December 31, 2020, we recognized a negative plan amendment to reduce our benefit obligation, which was included as a component of prior service benefit in accumulated other comprehensive income (loss) (AOCI) and will be amortized over the average remaining life expectancy of all retirees. As of December 31, 2022, $179 million of prior service benefit remains to be amortized over a remaining period of approximately 11 years.

Benefit Obligations, Fair Value of Plan Assets and Funded Status

The following tables provide a reconciliation of the changes in the pension and retiree medical and other postretirement benefits obligations, fair value of plan assets and a statement of funded status as of December 31, 2022 and 2021:

	Pension Benefits		Retiree Medical and Other Postretirement Benefits	
	2022	2021	2022	2021
	(In millions)			
Benefit obligation at beginning of period	$18,910	$19,812	$1,098	$1,046
Service cost	3	4	16	12
Interest cost	556	526	30	30
Actuarial gain [1], [2]	(4,563)	(609)	(167)	(57)
Special termination benefits [3]	—	—	—	139
Other	—	(1)	3	—
Benefit payments	(869)	(822)	(74)	(72)
Benefit obligation at end of period	$14,037	$18,910	$ 906	$1,098
Fair value of plan assets at beginning of period	$14,691	$13,557	$ 167	$ 170
Actual return (loss) on plan assets	(1,943)	1,710	(18)	21
Employer contributions [4]	5	247	58	48
Settlements	—	(1)	—	—
Benefit payments	(869)	(822)	(74)	(72)
Fair value of plan assets at end of period	$11,884	$14,691	$ 133	$ 167
Funded status at end of period	$ (2,153)	$ (4,219)	$ (773)	$ (931)

---

[1] The 2022 and 2021 pension actuarial gain primarily relates to the change in our weighted average discount rate assumption.

(2) The 2022 and 2021 retiree medical and other postretirement benefits actuarial gain primarily relates to the change in our weighted average discount rate assumption and, in 2021, plan experience adjustments.

(3) During the first quarter of 2021, we remeasured our retiree medical and other postretirement benefits to account for enhanced healthcare benefits provided to eligible team members who opted into voluntary early retirement programs offered as a result of reductions to our operation due to the COVID-19 pandemic. As a result, during 2021, we recognized a $139 million special charge for these enhanced healthcare benefits and increased our postretirement benefits obligation by $139 million.

(4) In January 2021, we made $241 million in contributions to our pension plans, including a contribution of $130 million for the 2020 calendar year that was permitted to be deferred to January 4, 2021 as provided under the CARES Act.

Balance Sheet Position

	Pension Benefits		Retiree Medical and Other Postretirement Benefits	
	2022	2021	2022	2021
	(In millions)			
As of December 31,				
Current liability	$ 4	$ 7	$ 85	$ 90
Noncurrent liability	2,149	4,212	688	841
Total liabilities	$2,153	$4,219	$ 773	$ 931
Net actuarial loss (gain)	$3,613	$5,252	$(505)	$(396)
Prior service cost (benefit)	18	47	(148)	(167)
Total accumulated other comprehensive loss (income), pre-tax	$3,631	$5,299	$(653)	$(563)

Plans with Projected Benefit Obligations Exceeding Fair Value of Plan Assets

	Pension Benefits	
	2022	2021
	(In millions)	
Projected benefit obligation	$14,037	$18,910
Fair value of plan assets	11,884	14,691

Plans with Accumulated Benefit Obligations Exceeding Fair Value of Plan Assets

	Pension Benefits		Retiree Medical and Other Postretirement Benefits	
	2022	2021	2022	2021
	(In millions)			
Accumulated benefit obligation	$14,030	$18,899	$ —	$ —
Accumulated postretirement benefit obligation	—	—	906	1,098
Fair value of plan assets	11,884	14,691	133	167

Net Periodic Benefit Cost (Income)

	Pension Benefits			Retiree Medical and Other Postretirement Benefits		
	2022	2021	2020	2022	2021	2020
			(In millions)			
Defined benefit plans:						
Service cost	$ 3	$ 4	$ 2	$ 16	$ 12	$ 8
Interest cost	556	526	615	30	30	30
Expected return on assets	(1,138)	(1,084)	(1,010)	(12)	(12)	(11)
Special termination benefits	—	—	—	—	139	410
Settlements	—	—	12	—	—	—
Amortization of:						
Prior service cost (benefit)	28	28	30	(14)	(13)	(135)
Unrecognized net loss (gain)	156	212	164	(30)	(24)	(24)
Net periodic benefit cost (income)	$ (395)	$ (314)	$ (187)	$(10)	$132	$ 278

The service cost component of net periodic benefit cost (income) is included in operating expenses, the cost for the special termination benefits is included in special items, net and the other components of net periodic benefit cost (income) are included in nonoperating other income, net on our consolidated statements of operations.

Assumptions

The following actuarial assumptions were used to determine our benefit obligations and net periodic benefit cost (income) for the periods presented:

	Pension Benefits		Retiree Medical and Other Postretirement Benefits	
	2022	2021	2022	2021
Benefit obligations:				
Weighted average discount rate	5.6%	3.0%	5.7%	2.8%

	Pension Benefits			Retiree Medical and Other Postretirement Benefits		
	2022	2021	2020	2022	2021	2020
Net periodic benefit cost (income):						
Weighted average discount rate	3.0%	2.7%	3.4%	2.8%	2.4%	3.2%
Weighted average expected rate of return on plan assets	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Weighted average health care cost trend rate assumed for next year [1]	N/A	N/A	N/A	5.8%	4.8%	4.0%

[1] The weighted average health care cost trend rate at December 31, 2022 is assumed to decline gradually to 4.4% by 2029 and remain level thereafter.

As of December 31, 2022, our estimate of the long-term rate of return on plan assets was 8.0% based on the target asset allocation. Expected returns on long duration bonds are based on yields to maturity of the bonds held at year-end. Expected returns on other assets are based on a combination of long-term historical returns, actual returns on plan assets achieved over the last 10 years, current and expected market conditions, and expected value to be generated through active management and securities lending programs.

Minimum Contributions

We are required to make minimum contributions to our defined benefit pension plans under the minimum funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and various other laws for U.S. based plans as well as underfunding rules specific to countries where we maintain defined benefit plans. Based on current funding assumptions, we have minimum required contributions of $69 million for 2023 including contributions to defined benefit plans for our wholly-owned subsidiaries. Our funding obligations will depend on the performance of our investments held in a trust by the pension plans, interest rates for determining liabilities, the amount of and timing of any supplemental contributions and our actuarial experience.

Benefit Payments

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid (approximately, in millions):

	2023	2024	2025	2026	2027	2028-2032
Pension benefits	$920	$949	$978	$1,003	$1,024	$5,264
Retiree medical and other postretirement benefits	102	100	98	97	95	428

Plan Assets

The objectives of our investment policies are to: maintain sufficient income and liquidity to pay retirement benefits; produce a long-term rate of return that meets or exceeds the assumed rate of return for plan assets; limit the volatility of asset performance and funded status; and diversify assets among asset classes and investment managers.

Based on these investment objectives, a long-term strategic asset allocation has been established. This strategic allocation seeks to balance the potential benefit of improving the funded position with the potential risk that the funded position would decline. The current strategic target asset allocation is as follows:

Asset Class/Sub-Class	Allowed Range
Equity	45% - 80%
Public:	
U.S. Large	10% - 40%
U.S. Small/Mid	2% - 10%
International	10% - 25%
International Small/Mid	0% - 10%
Emerging Markets	2% - 15%
Private Equity	5% - 30%
Fixed Income	20% - 55%
Public:	
U.S. Long Duration	15% - 45%
High Yield and Emerging Markets	0% - 10%
Private Income	0% - 15%
Other	0% - 5%
Cash Equivalents	0% - 20%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

Public equity investments are intended to provide a real return over a full market cycle and, therefore, to contribute to the pension plan's long-term objective. Public fixed income investments are intended to provide income to the plan and offer the potential for long term capital appreciation. Private investments, such as private equity and private income, are used to provide higher expected returns than public markets over the long-term by assuming reduced levels of liquidity and higher levels of risk. The pension plan's master trust participates in securities lending programs to generate additional income by loaning plan assets to borrowers on a fully collateralized basis. The pension plan's master trust will also engage in derivative instruments to equitize residual levels of cash as well as hedge the pension plan's exposure to interest rates. Such programs are subject to market risk and counterparty risk.

Investments in securities traded on recognized securities exchanges are valued at the last reported sales price on the last business day of the year. Securities traded in the over-the-counter market are valued at the last bid price. Investments in limited partnerships are carried at estimated net asset value (NAV) as determined by and reported by the general partners of the partnerships and represent the proportionate share of the estimated fair value of the underlying assets of the limited partnerships. Mutual funds are valued once daily through a NAV calculation provided at the end of each trade day. Common/collective trusts are valued at NAV based on the fair values of the underlying investments of the trusts as determined by the sponsor of the trusts. No changes in valuation techniques or inputs occurred during the year.

Benefit Plan Assets Measured at Fair Value on a Recurring Basis

The fair value of our pension plan assets at December 31, 2022 and 2021, by asset category, were as follows (in millions) [1]:

| | December 31, 2022 | | | | December 31, 2021 | | | |
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity [2]	$3,097	$ —	$—	$ 3,097	$4,639	$ 2	$ 4	$ 4,645
Fixed income [3]	227	2,917	—	3,144	183	3,994	—	4,177
Other [4]	74	278	75	427	134	340	54	528
Measured at NAV [5]:								
Common collective trusts [6]	—	—	—	1,694	—	—	—	2,514
Private investments [7]	—	—	—	3,522	—	—	—	2,827
Total plan assets	$3,398	$3,195	$75	$11,884	$4,956	$4,336	$58	$14,691

[1] See Note 7 for a description of the levels within the fair value hierarchy.

[2] Equity investments include domestic and international common stock, preferred stock, mutual funds and exchange traded funds invested in equity securities.

[3] Fixed income investments include corporate, government and U.S. municipal bonds, as well as mutual funds invested in fixed income securities.

[4] Other primarily includes a short-term investment fund, cash and cash equivalents, and net receivables and payables of the master trust for dividends, interest and amounts due to or from the sale and purchase of securities.

[5] Includes investments that were measured at NAV per share (or its equivalent) as a practical expedient that have not been classified in the fair value hierarchy.

(6) Common collective trusts include commingled funds primarily invested in equity securities. For some trusts, requests for withdrawals must meet specific requirements with advance notice of redemption preferred.

(7) Private investments include limited partnerships that invest primarily in domestic private equity and private income opportunities. The pension plan's master trust does not have the right to redeem its limited partnership investment at its NAV, but rather receives distributions as the underlying assets are liquidated. It is estimated that the underlying assets of these funds will be gradually liquidated over the next 10 years. As of December 31, 2022, the pension plan's master trust has future funding commitments to these limited partnerships of approximately $1.5 billion over the next five years.

Changes in fair value measurements of Level 3 investments during the years ended December 31, 2022 and 2021, were as follows (in millions):

	2022	2021
Balance at beginning of year	$58	$17
Actual gain on plan assets:		
Relating to assets still held at the reporting date	1	10
Purchases	29	32
Sales	(9)	(1)
Transfers out	(4)	—
Balance at end of year	$75	$58

Plan assets in the retiree medical and other postretirement benefits plans' are primarily Level 2 mutual funds valued by quoted prices on the active market, which is fair value, and represents the NAV of the shares of such funds as of the close of business at the end of the period. NAV is based on the fair market value of the funds' underlying assets and liabilities at the date of determination.

Defined Contribution and Multiemployer Plans

The costs associated with our defined contribution plans were $949 million, $920 million and $860 million for the years ended December 31, 2022, 2021 and 2020, respectively.

We participate in the International Association of Machinists & Aerospace Workers (IAM) National Pension Fund, Employer Identification No. 51-6031295 and Plan No. 002 (the IAM Pension Fund). Our contributions to the IAM Pension Fund were $46 million, $43 million and $40 million for the years ended December 31, 2022, 2021 and 2020, respectively. The IAM Pension Fund reported $507 million in employers' contributions for the year ended December 31, 2021, which is the most recent year for which such information is available. For 2021, our contributions represented more than 5% of total contributions to the IAM Pension Fund.

On March 29, 2019, the actuary for the IAM Pension Fund certified that the fund was in "endangered" status despite reporting a funded status of over 80%. Additionally, the IAM Pension Fund's Board voluntarily elected to enter into "critical" status on April 17, 2019. Upon entry into critical status, the IAM Pension Fund was required by law to adopt a rehabilitation plan aimed at restoring the financial health of the pension plan and did so on April 17, 2019 (the Rehabilitation Plan). Under the Rehabilitation Plan, we were subject to an immaterial contribution surcharge, which ceased to apply June 14, 2019 upon our mandatory adoption of a contribution schedule under the Rehabilitation Plan. The contribution schedule requires 2.5% annual increases to our contribution rate. This contribution

schedule will remain in effect through the earlier of December 31, 2031 or the date the IAM Pension Fund emerges from critical status.

10. Accumulated Other Comprehensive Loss

The components of AOCI are as follows (in millions):

	Pension, Retiree Medical and Other Postretirement Benefits	Unrealized Loss on Investments	Income Tax Provision [1]	Total
Balance at December 31, 2020	$(6,236)	$(2)	$ (865)	$(7,103)
Other comprehensive income (loss) before reclassifications	1,297	—	(293)	1,004
Amounts reclassified from AOCI	203	—	(46) [2]	157
Net current-period other comprehensive income (loss)	1,500	—	(339)	1,161
Balance at December 31, 2021	(4,736)	(2)	(1,204)	(5,942)
Other comprehensive income (loss) before reclassifications	1,618	(4)	(365)	1,249
Amounts reclassified from AOCI	140	—	(32) [2]	108
Net current-period other comprehensive income (loss)	1,758	(4)	(397)	1,357
Balance at December 31, 2022	$(2,978)	$(6)	$(1,601)	$(4,585)

[1] Relates principally to pension, retiree medical and other postretirement benefits obligations that will not be recognized in net income (loss) until the obligations are fully extinguished.

[2] Relates to pension, retiree medical and other postretirement benefits obligations and is recognized within the income tax provision (benefit) on our consolidated statements of operations.

Reclassifications out of AOCI for the years ended December 31, 2022 and 2021 are as follows (in millions):

	Amounts reclassified from AOCI		Affected line items on the consolidated statements of operations
	Year Ended December 31,		
AOCI Components	2022	2021	
Amortization of pension, retiree medical and other postretirement benefits:			
Prior service cost	$ 11	$ 11	Nonoperating other income, net
Actuarial loss	97	146	Nonoperating other income, net
Total reclassifications for the period, net of tax	$108	$157	

Amounts allocated to other comprehensive income (loss) for income taxes will remain in AOCI until we cease all related activities, such as termination of the pension plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

11. Commitments, Contingencies and Guarantees

(a) Aircraft, Engine and Other Purchase Commitments

Under all of our aircraft and engine purchase agreements, our total future commitments as of December 31, 2022 are expected to be as follows (approximately, in millions):

	2023	2024	2025	2026	2027	2028 and Thereafter	Total
Payments for aircraft and engine commitments [(1)]	$1,485	$2,678	$3,896	$3,214	$988	$65	$12,326

[(1)] These amounts are net of purchase deposits currently held by the manufacturers. Our purchase deposits held by all manufacturers totaled $613 million and $517 million as of December 31, 2022 and 2021, respectively.

Due to the uncertainty surrounding the timing of delivery of certain aircraft, the amounts in the table represent our most current estimate based on contractual delivery schedules adjusted for updates and revisions to such schedules communicated to management by the applicable equipment manufacturer. However, the actual delivery schedule may differ, potentially materially, based on various potential factors including production delays by the manufacturer and regulatory concerns.

Additionally, the amounts in the table exclude four Boeing 787-8 aircraft scheduled to be delivered in 2023 and five Boeing 787-9 aircraft scheduled to be delivered in 2024, for which we have obtained committed lease financing. See Note 5 for information regarding this operating lease commitment.

Additionally, we have purchase commitments related to aircraft fuel, flight equipment maintenance, information technology support and construction projects as follows (approximately): $5.7 billion in 2023, $3.0 billion in 2024, $1.7 billion in 2025, $231 million in 2026, $126 million in 2027 and $941 million in 2028 and thereafter. These amounts exclude obligations under certain fuel offtake agreements or other agreements for which the timing of the related expenditure is uncertain, or which are subject to material contingencies, such as the construction of a production facility.

(b) Capacity Purchase Agreements with Third-Party Regional Carriers

American has capacity purchase agreements with third-party regional carriers. The capacity purchase agreements provide that all revenues, including passenger, in-flight, ancillary, mail and freight revenues, go to American. American controls marketing, scheduling, ticketing, pricing and seat inventories. In return, American agrees to pay predetermined fees to these airlines for operating an agreed-upon number of aircraft, without regard to the number of passengers on board. In addition, these agreements provide that American either reimburses or pays 100% of certain variable costs, such as airport landing fees, fuel and passenger liability insurance.

As of December 31, 2022, American's capacity purchase agreements with third-party regional carriers had expiration dates ranging from 2023 to 2033, with rights of American to extend the respective terms of certain agreements.

As of December 31, 2022, American's minimum obligations under its capacity purchase agreements with third-party regional carriers are as follows (approximately, in millions):

	2023	2024	2025	2026	2027	2028 and Thereafter	Total
Minimum obligations under capacity purchase agreements with third-party regional carriers [1]	$1,791	$1,950	$1,866	$1,298	$944	$1,399	$9,248

[1] Represents minimum payments under capacity purchase agreements with third-party regional carriers. These commitments are estimates of costs based on assumed minimum levels of flying under the capacity purchase agreements and American's actual payments could differ materially. Excludes rental payments under operating leases for certain aircraft flown under these capacity purchase agreements, which are reflected in the operating lease obligations in Note 5.

(c) Airport Redevelopment

Los Angeles International Airport (LAX)

From time to time, airports where we have operations engage in construction projects, often substantial, that result in new or improved facilities that are ultimately funded through increases in the rent and other occupancy costs payable by airlines using the airport. Unlike this construction and funding model, we are managing a project at LAX where we have legal title to the assets during construction. In 2018, we executed a lease agreement with Los Angeles World Airports (LAWA), which owns and operates LAX, in connection with a $1.6 billion modernization project related to LAX Terminals 4 and 5. Construction, which started in October 2018 and is expected to be completed in 2028, will occur in a phased approach. The modernization project will include a unified departure hall to the entranceway of Terminals 4 and 5, reconfigured ticket counter and check-in areas with seamless access to security screening areas, 10 new security screening lanes with automated technology in addition to the existing Terminal 5 lanes, and a new Terminal 4 South concourse with more open and upgraded amenities at gate areas. The project will also include renovated break rooms, multi-use meeting rooms and team gathering spaces throughout the terminals to support our team members at LAX. In 2022, American completed construction of the Terminal 4 and 5 core, which provides a central location between the terminals and allows direct access to the check-in lobby and baggage claim in Terminal 5.

As each phase is completed and ready for use, the assets will be sold and transferred to LAWA, including the site improvements and non-proprietary improvements. As we control the assets during construction, they are recognized on our balance sheet until the assets are sold and transferred to LAWA. As of December 31, 2022, we have incurred approximately $579 million in costs relating to the LAX modernization project, of which $241 million were incurred in 2022 and have been included within operating property and equipment on our consolidated balance sheets and included within airport construction projects, net of reimbursements on our consolidated statements of cash flows. As of December 31, 2022, we have sold and transferred $176 million of non-proprietary improvements to LAWA, of which $44 million occurred during 2022. For non-proprietary improvements which are not yet ready for use, any cash payments received from LAWA will be reflected as a financial liability. As of December 31, 2022, we have received $141 million in cash proceeds for non-proprietary improvements which are not yet ready for use, and therefore have not been sold and transferred back to LAWA. These proceeds are currently included in other accrued liabilities and noncurrent other liabilities on our consolidated balance sheet and are reflected as financing activities on our consolidated statement of cash flows.

JFK

In January 2020, American and British Airways announced the start of construction projects to upgrade New York's JFK Terminal 8. The renovation projects at Terminal 8 include: (i) the reconfiguration or elimination of certain existing gates and the construction of widebody gates, (ii) the construction of approximately 51,000 square feet of new terminal building space and the refurbishment of 73,300 square feet of existing terminal space, (iii) the expansion of the baggage system capacity of Terminal 8, (iv) improvements to the premium passenger lounges, check-in and, potentially, security access areas, and (v) bathroom refreshment, new signage, and other upgrades. The construction project is substantially complete and remaining construction on the baggage handling system expansion and bathroom refurbishments are expected to be fully completed in early 2023. As of December 31, 2022, we have incurred $348 million in construction costs to upgrade Terminal 8, of which $172 million was incurred in 2022. These costs have been included in airport construction projects, net of reimbursements on our consolidated statements of cash flows.

(d) Off-Balance Sheet Arrangements

Pass-Through Trusts

American currently has 352 owned aircraft and 60 owned spare aircraft engines, which in each case were financed with EETCs issued by pass-through trusts. These trusts are off-balance sheet entities, the primary purpose of which is to finance the acquisition of flight equipment or to permit issuance of debt backed by existing flight equipment. In the case of aircraft EETCs, rather than finance each aircraft separately when such aircraft is purchased, delivered or refinanced, these trusts allow American to raise the financing for a number of aircraft at one time and, if applicable, place such funds in escrow pending a future purchase, delivery or refinancing of the relevant aircraft. Similarly, in the case of the spare engine EETCs, the trusts allow American to use its existing pool of spare engines to raise financing under a single facility. The trusts have also been structured to provide for certain credit enhancements, such as liquidity facilities to cover certain interest payments, that reduce the risks to the purchasers of the trust certificates and, as a result, reduce the cost of aircraft financing to American.

Each trust covers a set number of aircraft or spare engines scheduled to be delivered, financed or refinanced upon the issuance of the EETC or within a specific period of time thereafter. At the time of each covered aircraft or spare engine financing, the relevant trust used the proceeds of the issuance of the EETC (which may have been available at the time of issuance thereof or held in escrow until financing of the applicable aircraft following its delivery) to purchase equipment notes relating to the financed aircraft or engines. The equipment notes are issued, at American's election, in connection with a mortgage financing of the aircraft or spare engines. The equipment notes are secured by a security interest in the aircraft or engines, as applicable. The pass-through trust certificates are not direct obligations of, nor are they guaranteed by, AAG or American. However, the equipment notes issued to the trusts are direct obligations of American and, in certain instances, have been guaranteed by AAG. As of December 31, 2022, $9.2 billion associated with these mortgage financings is reflected as debt in the accompanying consolidated balance sheet.

Letters of Credit and Other

We provide financial assurance, such as letters of credit and surety bonds, primarily to support airport commitments. As of December 31, 2022, we had $218 million of letters of credit and surety bonds securing various obligations, of which $100 million is collateralized with our restricted cash. The letters of credit and surety bonds that are subject to expiration will expire on various dates through 2026.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES GROUP INC.

(e) Legal Proceedings

Private Party Antitrust Action Related to Passenger Capacity. We, along with Delta Air Lines, Inc., Southwest Airlines Co., United Airlines, Inc. and, in the case of litigation filed in Canada, Air Canada, were named as defendants in approximately 100 putative class action lawsuits alleging unlawful agreements with respect to air passenger capacity. The U.S. lawsuits were consolidated in the Federal District Court for the District of Columbia (the DC Court). On June 15, 2018, we reached a settlement agreement with the plaintiffs in the amount of $45 million to resolve all class claims in the U.S. lawsuits. That settlement was approved by the DC Court on May 13, 2019, however three parties who objected to the settlement have appealed that decision to the United States Court of Appeals for the District of Columbia. We believe these appeals are without merit and intend to vigorously defend against them.

Private Party Antitrust Action Related to the Merger. On August 6, 2013, a lawsuit captioned Carolyn Fjord, et al., v. AMR Corporation, et al., was filed in the United States Bankruptcy Court for the Southern District of New York (Bankruptcy Court). The complaint named as defendants US Airways Group, US Airways, Inc., AMR Corporation and American, alleged that the effect of the merger of US Airways Group and AMR Corporation (the Merger) may be to create a monopoly in violation of Section 7 of the Clayton Antitrust Act, and sought injunctive relief and/or divestiture. On November 27, 2013, the Bankruptcy Court denied plaintiffs' motion to preliminarily enjoin the Merger. On August 29, 2018, the Bankruptcy Court denied in part defendants' motion for summary judgment, and fully denied plaintiffs' cross-motion for summary judgment. The parties' evidentiary cases were presented before the Bankruptcy Court in a bench trial in March 2019 and the parties submitted proposed findings of fact and conclusions of law and made closing arguments in April 2019. On January 29, 2021, the Bankruptcy Court published its decision finding in our favor. On March 25, 2022, the U.S. District Court for the Southern District of New York entered judgment affirming the Bankruptcy Court's decision. On April 21, 2022, plaintiffs appealed that decision to the United States Court of Appeals for the Second Circuit. The appeal is fully briefed and scheduled for oral argument on March 13, 2023. We believe this lawsuit is without merit and intend to continue to vigorously defend against it, including against any further appeals by the plaintiffs.

Government Antitrust Action Related to the Northeast Alliance. On September 21, 2021, the United States Department of Justice (the DOJ), joined by Attorneys General from six states and the District of Columbia, filed an antitrust complaint against American and JetBlue Airways Corporation (JetBlue) in the District of Massachusetts alleging that American and JetBlue violated U.S. antitrust law in connection with the previously disclosed Northeast Alliance arrangement (NEA). The parties presented their respective cases in a bench trial that commenced on September 27, 2022. Closing arguments from both parties were presented on November 18, 2022. A decision is expected in the first quarter of 2023.

Also on September 21, 2021, the United States Department of Transportation (DOT) published a Clarification Notice relating to the agreement that had been reached between the DOT, American, and JetBlue in January 2021, at the conclusion of the DOT's review of the NEA (DOT Agreement). The DOT Clarification Notice stated, among other things, that the DOT Agreement remains in force during the pendency of the DOJ action against the NEA and, while the DOT retains independent statutory authority to prohibit unfair methods of competition in air transportation, the DOT intends to defer to the DOJ to resolve the antitrust concerns that the DOJ has identified with respect to the NEA. The DOT simultaneously published a Notice Staying Proceeding in relation to a complaint by Spirit Airlines, Inc. regarding the NEA, pending resolution of the DOJ action described above. On September 30, 2022, the DOT issued a further statement referencing the prior Clarification Notice and, among other things, indicating its intention to continue working with the DOJ in its efforts to resolve the ongoing proceedings regarding the NEA.

Private Party Antitrust Actions Related to the Northeast Alliance. On December 5, 2022 and December 7, 2022, two private party plaintiffs filed putative class action antitrust complaints against American and JetBlue in the Eastern District of New York alleging that American and JetBlue violated U.S. antitrust law in connection with the previously disclosed NEA. These actions were consolidated on January 10, 2023. The private party plaintiffs filed an amended consolidated complaint on February 3, 2023. In February 2023, private party plaintiffs filed two additional putative class action antitrust complaints against American and JetBlue in the District of Massachusetts and the Eastern District of New York, respectively. We believe these lawsuits are without merit and are defending against them vigorously.

General. In addition to the specifically identified legal proceedings, we and our subsidiaries are also engaged in other legal proceedings from time to time. Legal proceedings can be complex and take many months, or even years, to reach resolution, with the final outcome depending on a number of variables, some of which are not within our control. Therefore, although we will vigorously defend ourselves in each of the actions described above and such other legal proceedings, their ultimate resolution and potential financial and other impacts on us are uncertain but could be material.

(f) Guarantees and Indemnifications

We are party to many routine contracts in which we provide general indemnities in the normal course of business to third parties for various risks. We are not able to estimate the potential amount of any liability resulting from the indemnities. These indemnities are discussed in the following paragraphs.

In our aircraft financing agreements, we generally indemnify the financing parties, trustees acting on their behalf and other relevant parties against liabilities (including certain taxes) resulting from the financing, manufacture, design, ownership, operation and maintenance of the aircraft regardless of whether these liabilities (including certain taxes) relate to the negligence of the indemnified parties.

Our loan agreements and certain other financing transactions may obligate us to reimburse the applicable lender for incremental costs due to a change in law that imposes (i) any reserve or special deposit requirement against assets of, deposits with or credit extended by such lender related to the loan, (ii) any tax, duty or other charge with respect to the loan (except standard income tax) or (iii) capital adequacy requirements. In addition, our loan agreements and other financing arrangements typically contain a withholding tax provision that requires us to pay additional amounts to the applicable lender or other financing party, generally if withholding taxes are imposed on such lender or other financing party as a result of a change in the applicable tax law.

In certain transactions, including certain aircraft financing leases and loans, the lessors, lenders and/or other parties have rights to terminate the transaction based on changes in foreign tax law, illegality or certain other events or circumstances. In such a case, we may be required to make a lump sum payment to terminate the relevant transaction.

We have general indemnity clauses in many of our airport and other real estate leases where we as lessee indemnify the lessor (and related parties) against liabilities related to our use of the leased property. Generally, these indemnifications cover liabilities resulting from the negligence of the indemnified parties, but not liabilities resulting from the gross negligence or willful misconduct of the indemnified parties. In addition, we provide environmental indemnities in many of these leases for contamination related to our use of the leased property.

Under certain contracts with third parties, we indemnify the third-party against legal liability arising out of an action by the third-party, or certain other parties. The terms of these contracts vary and the

potential exposure under these indemnities cannot be determined. We have liability insurance protecting us for some of the obligations we have undertaken under these indemnities.

American is required to make principal and interest payments for certain special facility revenue bonds issued by municipalities primarily to build or improve airport facilities and purchase equipment, which are leased to American. The payment of principal and interest of certain special facility revenue bonds is guaranteed by AAG. As of December 31, 2022, the remaining lease payments through 2035 guaranteeing the principal and interest on these bonds are $538 million and the current carrying amount of the associated operating lease liability in the accompanying consolidated balance sheet is $321 million.

As of December 31, 2022, AAG had issued guarantees covering approximately $18.3 billion of American's secured debt (and interest thereon), including the Credit Facilities, the AAdvantage Financing, certain EETC financings and $1.1 billion of American's special facility revenue bonds (and interest thereon).

(g) Credit Card Processing Agreements

We have agreements with companies that process customer credit card transactions for the sale of air travel and other services. Our agreements allow these credit card processing companies, under certain conditions, to hold an amount of our cash (referred to as a holdback) equal to all or a portion of advance ticket sales that have been processed by that company, but for which we have not yet provided the air transportation. These holdback requirements can be implemented at the discretion of the credit card processing companies upon the occurrence of specific events, including material adverse changes in our financial condition or the triggering of a liquidity covenant. These credit card processing companies are not currently entitled to maintain any holdbacks. The imposition of holdback requirements would reduce our liquidity.

(h) Labor Negotiations

As of December 31, 2022, we employed approximately 129,700 active full-time equivalent (FTE) employees, of which 27,700 were employed by our wholly-owned regional subsidiaries. Of the total active FTE employees, 87% are covered by collective bargaining agreements (CBAs) with various labor unions and 48% are covered by CBAs that are currently amendable or that will become amendable within one year. CBAs covering our mainline pilots, flight attendants and passenger service are now amendable. The CBAs covering certain employee groups at our wholly-owned regional subsidiaries are also amendable.

12. Supplemental Cash Flow Information

Supplemental disclosure of cash flow information and non-cash investing and financing activities are as follows (in millions):

| | Year Ended December 31, | | |
	2022	2021	2020
Non-cash investing and financing activities:			
Equity investments	$ 12	$ 88	$ —
Settlement of bankruptcy obligations	—	(1)	56
Deferred financing costs paid through issuance of debt	—	—	17
Supplemental information:			
Interest paid, net	1,852	1,632	944
Income taxes paid	2	3	6

13. Operating Segments and Related Disclosures

We are managed as a single business unit that provides air transportation for passengers and cargo. This allows us to benefit from an integrated revenue pricing and route network that includes American and our wholly-owned and third-party regional carriers that fly under capacity purchase agreements operating as American Eagle. The flight equipment of all these carriers is combined to form one fleet that is deployed through a single route scheduling system. Financial information and annual operational plans and forecasts are prepared and reviewed by the chief operating decision maker at the consolidated level. When making operational decisions, the chief operating decision maker evaluates flight profitability data, which considers aircraft type and route economics, but is indifferent to the results of the individual regional carriers. The objective in making operational decisions is to maximize consolidated financial results, not the individual results of American or American Eagle.

See Note 1(m) for our passenger revenue by geographic region. Our tangible assets consist primarily of flight equipment, which are mobile across geographic markets and, therefore, have not been allocated.

14. Share-based Compensation

The 2013 AAG Incentive Award Plan (the 2013 Plan) provides that awards may be in the form of an option, restricted stock award, restricted stock unit award, performance award, dividend equivalent award, deferred stock award, deferred stock unit award, stock payment award or stock appreciation right. The 2013 Plan initially authorized the grant of awards for the issuance of up to 40 million shares. Any shares underlying awards granted under the 2013 Plan that are forfeited, terminate or are settled in cash (in whole or in part) without the delivery of shares will again be available for grant.

For the years ended December 31, 2022, 2021 and 2020, we recorded $78 million, $98 million and $91 million, respectively, of share-based compensation costs principally in salaries, wages and benefits expense on our consolidated statements of operations.

During 2022, 2021 and 2020, we withheld approximately 1.2 million, 1.0 million and 0.7 million shares of AAG common stock, respectively, and paid approximately $21 million, $18 million and $15 million, respectively, in satisfaction of certain tax withholding obligations associated with employee equity awards.

Restricted Stock Unit Awards (RSUs)

The majority of our RSUs have service conditions (time vested primarily over three years). The grant-date fair value of these RSUs is equal to the market price of the underlying shares of AAG common stock on the date of grant. The expense for these RSUs is recognized on a straight-line basis over the vesting period for the entire award. RSUs are classified as equity awards as the vesting results in the issuance of shares of AAG common stock.

RSU award activity for all plans for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
	(In thousands)	
Outstanding at December 31, 2019	5,187	$37.01
Granted	5,883	22.07
Vested and released	(2,268)	39.46
Forfeited	(920)	29.78
Outstanding at December 31, 2020	7,882	$23.66
Granted	5,525	18.34
Vested and released	(3,314)	25.58
Forfeited	(692)	18.78
Outstanding at December 31, 2021	9,401	$20.17
Granted	5,882	15.93
Vested and released	(4,131)	21.04
Forfeited	(889)	18.04
Outstanding at December 31, 2022	10,263	$17.51

As of December 31, 2022, there was $99 million of unrecognized compensation cost related to RSUs. These costs are expected to be recognized over a weighted average period of one year. The total fair value of RSUs vested during the years ended December 31, 2022, 2021 and 2020 was $70 million, $62 million and $51 million, respectively.

15. Valuation and Qualifying Accounts (in millions)

	Balance at Beginning of Year	Additions Charged to Statement of Operations Accounts	Deductions	Balance at End of Year
Allowance for obsolescence of spare parts				
Year ended December 31, 2022	$634	$ 96	$(114)	$616
Year ended December 31, 2021	490	177	(33)	634
Year ended December 31, 2020	784	100	(394)	490

16. Subsequent Events

2013 Term Loan Facility Refinancing

In February 2023, American and AAG entered into the Seventh Amendment to Amended and Restated Credit and Guaranty Agreement (the Seventh Amendment) to the 2013 Credit Agreement, pursuant to which American extended the maturity date of all remaining term loans outstanding under the 2013 Term Loan Facility to February 2028 from June 2025. The Seventh Amendment also amended certain other terms of the 2013 Credit Agreement, including the interest rate for the 2013 Term Loan Facility, amortization schedule, the requirements for delivery of appraisals and certain covenants relating to dispositions of collateral. Additionally, the Seventh Amendment transitioned the

benchmark interest rate from LIBOR to SOFR. As a result, the 2013 Term Loan Facility bears interest at a base rate (subject to a floor of 1.00%) plus an applicable margin of 1.75% or, at American's option, the SOFR rate for a tenor of one, three or six months, depending on the interest period selected by American (subject to a floor of 0.00%), plus the SOFR adjustment applicable to such interest period and an applicable margin of 2.75%. After giving effect to the issuance of the 7.25% Senior Secured Notes (as discussed below) and the application of the proceeds therefrom, there was $1.0 billion aggregate principal outstanding under the 2013 Term Loan Facility.

7.25% Senior Secured Notes

In February 2023, American issued $750 million aggregate principal amount of 7.25% senior secured notes due 2028 (the 7.25% Senior Secured Notes). The 7.25% Senior Secured Notes bear interest at a rate of 7.25% per annum (subject to increase if the collateral coverage ratio described below is not met). Interest on the 7.25% Senior Secured Notes is payable semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2023. The 7.25% Senior Secured Notes will mature on February 15, 2028. The obligations of American under the 7.25% Senior Secured Notes are fully and unconditionally guaranteed on a senior unsecured basis by AAG. American used the proceeds from the offering of the 7.25% Senior Secured Notes, together with cash on hand, to repay a portion of the term loans outstanding under the 2013 Term Loan Facility and to pay related fees and expenses.

The 7.25% Senior Secured Notes were issued pursuant to an indenture, dated as of February 15, 2023 (the 7.25% Senior Secured Notes Indenture), by and among American, AAG and Wilmington Trust, National Association, as trustee and collateral agent (the 7.25% Senior Secured Notes Trustee). The 7.25% Senior Secured Notes are American's senior secured obligations and are secured on a first lien basis by security interests in certain assets, rights and properties that American uses to provide non-stop scheduled air carrier services between certain airports in the United States and airports in countries in South America and New Zealand (the 7.25% Senior Secured Notes Collateral). The 7.25% Senior Secured Notes Collateral presently secures (and will continue to secure), on a first lien, pari passu basis with the 7.25% Senior Secured Notes, the 2013 Credit Facilities under the 2013 Credit Agreement.

American may redeem the 7.25% Senior Secured Notes, in whole at any time or in part from time to time prior to February 15, 2025, at a redemption price equal to 100% of the principal amount of the 7.25% Senior Secured Notes to be redeemed, plus a "make-whole" premium, plus any accrued and unpaid interest thereon to but excluding the date of redemption. At any time on or after February 15, 2025, American may redeem all or any of the 7.25% Senior Secured Notes in whole at any time, or in part from time to time, at the redemption prices described under the 7.25% Senior Secured Notes Indenture, plus any accrued and unpaid interest thereon to but excluding the date of redemption. In addition, at any time prior to February 15, 2025, American may redeem up to 40% of the original aggregate principal amount of the 7.25% Senior Secured Notes (calculated after giving effect to any issuance of additional notes) with the net cash proceeds of certain equity offerings, at a redemption price equal to 107.250% of the aggregate principal amount of the 7.25% Senior Secured Notes to be redeemed, plus any accrued and unpaid interest thereon to but excluding the date of redemption.

Further, if certain change of control transactions occur, each holder of 7.25% Senior Secured Notes may require American to repurchase the 7.25% Senior Secured Notes in whole or in part at a repurchase price of 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to but not including the repurchase date.

American is required to deliver an appraisal of the 7.25% Senior Secured Notes Collateral and officer's certificate twice a year demonstrating the calculation of a collateral coverage ratio in relation to the 7.25% Senior Secured Notes Collateral (the 7.25% Senior Secured Notes Collateral Coverage Ratio) as of the date of delivery of the appraisal for the applicable period. If the 7.25% Senior Secured Notes Collateral Coverage Ratio is less than 1.6 to 1.0 as of the date of delivery of the appraisal for the applicable period, then, subject to a cure period in which additional collateral can be provided or debt repaid such that American meets the required 7.25% Senior Secured Notes Collateral Coverage Ratio, American will be required to pay special interest in an additional amount equal to 2.0% per annum of the principal amount of the 7.25% Senior Secured Notes until the 7.25% Senior Secured Notes Collateral Coverage Ratio is established to be at least 1.6 to 1.0.

ITEM 8B. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA OF AMERICAN AIRLINES, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
American Airlines, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of American Airlines, Inc. and subsidiaries (American) as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), cash flows, and stockholder's equity, for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of American as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), American's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 22, 2023 expressed an unqualified opinion on the effectiveness of American's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of American's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to American in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated

financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Sufficiency of audit evidence over realizability of tax operating loss and other carryforwards

As discussed in Notes 1(j) and 5 to the consolidated financial statements, American had $4.5 billion of tax operating loss and other carryforwards, which are recorded as deferred tax assets at December 31, 2022. Deferred tax assets are recognized related to tax operating loss and other carryforwards that will reduce future taxable income. American provides a valuation allowance for deferred tax assets when it is more likely than not that some portion, or all of the deferred tax assets, will not be realized. In evaluating the need for a valuation allowance, management considers all available positive and negative evidence.

We identified the evaluation of the sufficiency of audit evidence over the realizability of tax operating loss and other carryforwards as a critical audit matter. Evaluating the sufficiency of audit evidence required subjective auditor judgment in order to assess the extent of procedures performed in assessing the realizability of the tax operating loss and other carryforwards.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to American's deferred tax asset valuation allowance process, including controls related to the realizability of tax operating loss and other carryforwards. We evaluated positive and negative evidence used in assessing whether the tax operating loss and other carryforwards were more likely than not to be realized in the future. We evaluated the reasonableness of management's projections of future profitability considering historical profitability of American, and consistency with industry data. We involved tax professionals with specialized skills and knowledge, who assisted in evaluating the application of tax law. We assessed the sufficiency of audit evidence obtained over the realizability of the tax operating loss and other carryforwards by evaluating the cumulative results of the audit procedures.

/s/   KPMG LLP

We have served as American's auditor since 2014.

Dallas, Texas
February 22, 2023

AMERICAN AIRLINES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In millions)

	Year Ended December 31,		
	2022	**2021**	**2020**
Operating revenues:			
Passenger	$44,568	$26,063	$ 14,518
Cargo	1,233	1,314	769
Other	3,164	2,503	2,048
Total operating revenues	48,965	29,880	17,335
Operating expenses:			
Aircraft fuel and related taxes	13,791	6,792	3,402
Salaries, wages and benefits	12,965	11,811	11,224
Regional expenses	4,345	3,111	2,746
Maintenance, materials and repairs	2,684	1,979	1,585
Other rent and landing fees	2,730	2,619	2,004
Aircraft rent	1,395	1,425	1,341
Selling expenses	1,815	1,098	666
Depreciation and amortization	1,969	2,019	2,040
Special items, net	193	(4,006)	(657)
Other	5,425	3,993	3,208
Total operating expenses	47,312	30,841	27,559
Operating income (loss)	1,653	(961)	(10,224)
Nonoperating income (expense):			
Interest income	349	34	337
Interest expense, net	(1,872)	(1,642)	(1,171)
Other income, net	324	292	155
Total nonoperating expense, net	(1,199)	(1,316)	(679)
Income (loss) before income taxes	454	(2,277)	(10,903)
Income tax provision (benefit)	116	(500)	(2,453)
Net income (loss)	$ 338	$ (1,777)	$ (8,450)

See accompanying notes to consolidated financial statements.

AMERICAN AIRLINES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In millions)

	Year Ended December 31,		
	2022	2021	2020
Net income (loss)	$ 338	$(1,777)	$(8,450)
Other comprehensive income (loss), net of tax:			
Pension, retiree medical and other postretirement benefits	1,354	1,153	(771)
Investments	(3)	—	—
Total other comprehensive income (loss), net of tax	1,351	1,153	(771)
Total comprehensive income (loss)	$1,689	$ (624)	$(9,221)

See accompanying notes to consolidated financial statements.

AMERICAN AIRLINES, INC.
CONSOLIDATED BALANCE SHEETS
(In millions, except share and par value amounts)

	December 31,	
	2022	**2021**
ASSETS		
Current assets		
Cash	$ 429	$ 265
Short-term investments	8,523	12,155
Restricted cash and short-term investments	995	990
Accounts receivable, net	2,117	1,484
Receivables from related parties, net	6,588	5,547
Aircraft fuel, spare parts and supplies, net	2,157	1,692
Prepaid expenses and other	798	579
Total current assets	21,607	22,712
Operating property and equipment		
Flight equipment	39,359	37,520
Ground property and equipment	9,479	8,966
Equipment purchase deposits	613	517
Total property and equipment, at cost	49,451	47,003
Less accumulated depreciation and amortization	(19,569)	(17,770)
Total property and equipment, net	29,882	29,233
Operating lease right-of-use assets	8,033	7,810
Other assets		
Goodwill	4,091	4,091
Intangibles, net of accumulated amortization of $827 and $786, respectively	2,059	1,988
Deferred tax asset	2,893	3,408
Other assets	1,759	1,903
Total other assets	10,802	11,390
Total assets	$ 70,324	$ 71,145
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities		
Current maturities of long-term debt and finance leases	$ 3,267	$ 1,742
Accounts payable	2,071	1,630
Accrued salaries and wages	1,529	1,385
Air traffic liability	6,745	6,087
Loyalty program liability	3,169	2,896
Operating lease liabilities	1,449	1,496
Other accrued liabilities	2,852	2,628
Total current liabilities	21,082	17,864
Noncurrent liabilities		
Long-term debt and finance leases, net of current maturities	27,155	30,352
Pension and postretirement benefits	2,811	5,020
Loyalty program liability	5,976	6,239
Operating lease liabilities	6,512	6,578
Other liabilities	1,195	1,266
Total noncurrent liabilities	43,649	49,455
Commitments and contingencies (Note 10)		
Stockholder's equity		
Common stock, $1.00 par value; 1,000 shares authorized, issued and outstanding	—	—
Additional paid-in capital	17,230	17,152
Accumulated other comprehensive loss	(4,690)	(6,041)
Retained deficit	(6,947)	(7,285)
Total stockholder's equity	5,593	3,826
Total liabilities and stockholder's equity	$ 70,324	$ 71,145

See accompanying notes to consolidated financial statements.

AMERICAN AIRLINES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions)

	Year Ended December 31,		
	2022	2021	2020
Cash flows from operating activities:			
Net income (loss)	$ 338	$ (1,777)	$(8,450)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,238	2,282	2,313
Special items, net non-cash	227	83	1,588
Pension and postretirement	(404)	(320)	(319)
Deferred income tax provision (benefit)	122	(500)	(2,453)
Share-based compensation	75	95	91
Net gains from sale of property and equipment and sale-leaseback transactions	(3)	(26)	(98)
Other, net	(45)	24	14
Changes in operating assets and liabilities:			
Decrease (increase) in accounts receivable	(636)	(290)	595
Decrease (increase) in other assets	(744)	(370)	42
Increase (decrease) in accounts payable and accrued liabilities	549	335	(619)
Increase (decrease) in air traffic liability	658	1,454	(51)
Decrease (increase) in receivables from related parties, net	(1,044)	1,857	4,134
Increase (decrease) in loyalty program liability	10	(60)	580
Contributions to pension plans	(4)	(247)	(6)
Increase (decrease) in other liabilities	(8)	650	1,210
Net cash provided by (used in) operating activities	1,329	3,190	(1,429)
Cash flows from investing activities:			
Capital expenditures, net of aircraft purchase deposit returns	(2,489)	(169)	(1,922)
Airport construction projects, net of reimbursements	(360)	(204)	(173)
Proceeds from sale-leaseback transactions	86	181	665
Proceeds from sale of property and equipment	61	192	351
Sales of short-term investments	14,972	13,923	2,803
Purchases of short-term investments	(11,257)	(19,454)	(5,874)
Decrease (increase) in restricted short-term investments	1	(401)	(308)
Purchase of equity investments	(321)	(28)	—
Other investing activities	—	15	150
Net cash provided by (used in) investing activities	693	(5,945)	(4,308)
Cash flows from financing activities:			
Payments on long-term debt and finance leases	(2,991)	(7,320)	(3,029)
Proceeds from issuance of long-term debt	1,069	10,209	8,959
Deferred financing costs	(2)	(207)	(85)
Other financing activities	77	88	—
Net cash provided by (used in) financing activities	(1,847)	2,770	5,845
Net increase in cash and restricted cash	175	15	108
Cash and restricted cash at beginning of year	400	385	277
Cash and restricted cash at end of year [(a)]	$ 575	$ 400	$ 385

[(a)] The following table provides a reconciliation of cash and restricted cash to amounts reported within the consolidated balance sheets:

Cash	$429	$265	$231
Restricted cash included in restricted cash and short-term investments	146	135	154
Total cash and restricted cash	$575	$400	$385

See accompanying notes to consolidated financial statements.

AMERICAN AIRLINES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
(In millions)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Total
Balance at December 31, 2019	$—	$16,903	$(6,423)	$ 2,942	$13,422
Net loss	—	—	—	(8,450)	(8,450)
Other comprehensive loss, net	—	—	(771)	—	(771)
Share-based compensation expense	—	91	—	—	91
Intercompany equity transfer	—	56	—	—	56
Balance at December 31, 2020	—	17,050	(7,194)	(5,508)	4,348
Net loss	—	—	—	(1,777)	(1,777)
Other comprehensive income, net	—	—	1,153	—	1,153
Share-based compensation expense	—	95	—	—	95
Intercompany equity transfer	—	7	—	—	7
Balance at December 31, 2021	—	17,152	(6,041)	(7,285)	3,826
Net income	—	—	—	338	338
Other comprehensive income, net	—	—	1,351	—	1,351
Share-based compensation expense	—	75	—	—	75
Intercompany equity transfer	—	3	—	—	3
Balance at December 31, 2022	$—	$17,230	$(4,690)	$(6,947)	$ 5,593

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES, INC.

1. Basis of Presentation and Summary of Significant Accounting Policies

(a) Basis of Presentation

American Airlines, Inc. (American) is a Delaware corporation whose primary business activity is the operation of a major network air carrier, providing scheduled air transportation for passengers and cargo. American is the principal wholly-owned subsidiary of American Airlines Group Inc. (AAG), which owns all of American's outstanding common stock, par value $1.00 per share. All significant intercompany transactions have been eliminated.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States (GAAP) requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates. The most significant areas of judgment relate to passenger revenue recognition, the loyalty program, deferred tax assets, as well as pension and retiree medical and other postretirement benefits.

(b) Government Assistance

Payroll Support Programs

During 2020 and 2021, American, Envoy Air Inc. (Envoy), Piedmont Airlines, Inc. (Piedmont) and PSA Airlines, Inc. (PSA and together with American, Envoy and Piedmont, the Subsidiaries) entered into payroll support program agreements (PSP Agreements) with the U.S. Department of Treasury (Treasury) pursuant to the payroll support program established under the Coronavirus Aid, Relief, and Economic Security Act (CARES Act) (PSP1), the payroll support program established under the Subtitle A of Title IV of Division N of the Consolidated Appropriations Act, 2021 (PSP Extension Law) (PSP2) and the payroll support program established under the American Rescue Plan Act of 2021 (ARP) (PSP3). The aggregate amount of financial assistance received was approximately $12.8 billion, and as partial compensation to the U.S. Government for the provision of financial assistance provided under each of these programs, AAG issued promissory notes and warrants to Treasury.

The table below provides a summary of the financial assistance received and the promissory notes and the warrants issued under each program (in millions, except exercise price amounts):

Program	Closing Date	PSP Financial Assistance	Promissory Notes [1]	PSP Warrants	Total	Warrants Issued (Shares) [2]	Exercise Price of Warrants
PSP1	April 20, 2020	$4,138	$1,757	$ 63	$ 5,958	14.0	$12.51
PSP2	January 15, 2021	2,427	1,030	76	3,533	6.6	15.66
PSP3	April 23, 2021	2,290	959	46	3,295	4.4	21.75
Total		$8,855	$3,746	$185	$12,786	25.0	

[1] See Note 3 for further information on the promissory notes issued.

[2] The payroll support program warrants (PSP Warrants) are subject to certain anti-dilution provisions, do not have any voting rights and are freely transferable, with registration rights. Each warrant expires on the fifth anniversary of the date of issuance, with expiration dates ranging from April 2025 to June 2026, and will be exercisable either through net share settlement or cash, at AAG's option. The warrants were issued solely as compensation to the U.S. Government related to entry into the PSP Agreements. No separate proceeds (apart from the financial assistance described below) were received upon issuance of the warrants or will be received upon exercise thereof.

In connection with the PSP Agreements entered into with Treasury, AAG and the Subsidiaries were required to comply with the relevant provisions of the CARES Act, the PSP Extension Law, and the ARP, which included the requirement that funds provided pursuant to these programs be used exclusively for the continuation of payment of eligible employee wages, salaries and benefits, the prohibition against involuntary furloughs and reductions in employee pay rates and benefits, the requirement that certain levels of commercial air service be maintained, provisions that prohibited the repurchase of AAG common stock and the payment of common stock dividends as well as provisions that restrict the payment of certain executive compensation. As of December 31, 2022, all of these provisions have expired except for those related to the payment of certain executive compensation, which expire on April 1, 2023.

For accounting purposes, the $12.8 billion of aggregate financial assistance received pursuant to the PSP Agreements was allocated to the promissory notes, warrants and other financial assistance (PSP Financial Assistance). The aggregate principal amount of the promissory notes was recorded as unsecured long-term debt and the total fair value of the warrants, estimated using a Black-Scholes option pricing model, was recorded in stockholders' deficit in AAG's consolidated balance sheets. The remaining amounts were recognized in 2020 and 2021 as a credit to special items, net in the consolidated statements of operations over the period which the continuation of payment of eligible employee wages, salaries and benefits was required.

Treasury Loan Agreement

On September 25, 2020 (the Treasury Loan Closing Date), AAG and American entered into a Loan and Guarantee Agreement (the Treasury Loan Agreement) with Treasury, which provided for a secured term loan facility (the Treasury Term Loan Facility) that permitted American to borrow up to $5.5 billion. Subsequently, on October 21, 2020, AAG and American entered into an amendment to the Treasury Loan Agreement which increased the borrowing amount to up to $7.5 billion. In connection with AAG's entry into the Treasury Loan Agreement, on the Treasury Loan Closing Date, AAG also entered into a warrant agreement (the Treasury Loan Warrant Agreement) with Treasury.

In September 2020, American borrowed $550 million under the Treasury Term Loan Facility and on March 24, 2021, used a portion of the proceeds from the AAdvantage Financing to prepay in full the $550 million of outstanding loans under the Treasury Term Loan Facility and terminated the Treasury Loan Agreement. Pursuant to the Treasury Loan Agreement, AAG issued to Treasury warrants (Treasury Loan Warrants) to purchase up to an aggregate of approximately 4.4 million shares of AAG common stock (the Treasury Loan Warrant Shares), which expire in September 2025. The exercise price of the Treasury Loan Warrant Shares is $12.51 per share, subject to certain anti-dilution provisions provided for in the Treasury Loan Warrant Agreement. For accounting purposes, the fair value for the Treasury Loan Warrant Shares, estimated using a Black-Scholes option pricing model, was recorded in stockholders' deficit in AAG's consolidated balance sheet with an offsetting debt discount to the Treasury Term Loan Facility in American's consolidated balance sheet. The provisions of the Treasury Loan Warrants are substantially similar to the PSP Warrants.

(c) Recent Accounting Pronouncements

Accounting Standards Update (ASU) 2020-04: Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting and ASU 2022-06: Deferral of the Sunset Date of Topic 848

ASU 2020-04 provides optional temporary guidance for applying GAAP to contracts, hedging relationships, and other transactions that reference the London Interbank Offered Rate (LIBOR) or

another reference rate expected to be discontinued because of reference rate reform. Topic 848 is effective as of March 12, 2020 through December 31, 2022; however, because the intended cessation date of LIBOR was deferred to June 30, 2023, ASU 2022-06 was issued in December 2022 to extend the current relief in Topic 848 through December 31, 2024. American will adopt Topic 848 when its relevant contracts are modified upon transition to alternative reference rates and American does not expect the application of Topic 848 to have a material impact on its consolidated financial statements.

(d) Investments

Short-term investments primarily include debt securities and are classified as available-for-sale and stated at fair value. Realized gains and losses are recorded in nonoperating other income, net on American's consolidated statements of operations. Unrealized gains and losses are recorded as a component of accumulated other comprehensive loss on American's consolidated balance sheets. For investments in an unrealized loss position, American determines whether a credit loss exists by considering information about the collectability of the instrument, current market conditions and reasonable and supportable forecasts of economic conditions. There have been no credit losses.

Equity investments are accounted for under the equity method if American is able to exercise significant influence over an investee. Equity investments for which American does not have significant influence are recorded at fair value or at cost, if fair value is not readily determinable, with adjustments for observable changes in price or impairments (referred to as the measurement alternative). American's share of equity method investees' financial results and changes in fair value are recorded in nonoperating other income, net on the consolidated statements of operations. See Note 7 for additional information related to American's equity investments.

(e) Restricted Cash and Short-term Investments

American has restricted cash and short-term investments related primarily to collateral held to support workers' compensation obligations, collateral associated with the AAdvantage Financing and money market funds to be used to finance a substantial portion of the cost of the renovation and expansion of Terminal 8 at John F. Kennedy International Airport (JFK).

(f) Accounts Receivable, Net

Accounts receivable primarily consist of amounts due from credit card processing companies for tickets sold to individual passengers, amounts due from airline and non-airline business partners, including American's co-branded credit card partners and cargo customers. Receivables from ticket sales are short-term, mostly settled within seven days after sale. Receivables from American's business partners are typically settled within 30 days. All accounts receivable are reported net of an allowance for credit losses, which was not material as of December 31, 2022 and 2021. American considers past and future financial and qualitative factors, including aging, payment history and other credit monitoring indicators, when establishing the allowance for credit losses.

(g) Aircraft Fuel, Spare Parts and Supplies, Net

Aircraft fuel is recorded on a first-in, first-out basis. Spare parts and supplies are recorded at average costs less an allowance for obsolescence, which is recognized over the weighted average remaining useful life of the related fleet. American also provides an allowance for spare parts and supplies identified as excess or obsolete to reduce the carrying cost to the lower of cost or net realizable value. Aircraft fuel, spare parts and supplies are expensed when used.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES, INC.

(h) Operating Property and Equipment

Operating property and equipment is recorded at cost and depreciated or amortized to residual values over the asset's estimated useful life or the lease term, whichever is less, using the straight-line method. Residual values for aircraft, engines and related rotable parts are generally 5% to 10% of original cost. Costs of major improvements that enhance the usefulness of the asset are capitalized and depreciated or amortized over the estimated useful life of the asset or the lease term, whichever is less. The estimated useful lives for the principal property and equipment classifications are as follows:

Principal Property and Equipment Classification	Estimated Useful Life
Aircraft, engines and related rotable parts	20 – 30 years
Buildings and improvements	5 – 30 years
Furniture, fixtures and other equipment	3 – 10 years
Capitalized software	5 – 10 years

Total depreciation and amortization expense was $2.2 billion for the year ended December 31, 2022 and $2.3 billion for each of the years ended December 31, 2021 and 2020.

American assesses impairment of operating property and equipment when events and circumstances indicate that the assets may be impaired. An impairment of an asset or group of assets exists only when the sum of the estimated undiscounted cash flows expected to be generated directly by the assets are less than the carrying value of the assets. American groups assets principally by fleet-type when estimating future cash flows, which is generally the lowest level for which identifiable cash flows exist. Estimates of future cash flows are based on historical results adjusted to reflect management's best estimate of future market and operating conditions, including American's current fleet plan. If such assets are impaired, the impairment charge recognized is the amount by which the carrying value of the assets exceed their fair value. Fair value reflects management's best estimate including inputs from published pricing guides and bids from third parties as well as contracted sales agreements when applicable. In 2022, American recorded $149 million in non-cash special impairment charges to write down the carrying value of its retired Airbus A330 fleet to the estimated fair value due to the market conditions for certain used aircraft.

(i) Leases

American determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (ROU) assets, current operating lease liabilities and noncurrent operating lease liabilities on American's consolidated balance sheets. Finance leases are included in property and equipment, current maturities of long-term debt and finance leases and long-term debt and finance leases, net of current maturities, on American's consolidated balance sheets.

ROU assets represent American's right to use an underlying asset for the lease term and lease liabilities represent its obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

American uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments. American gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates.

American's lease term includes options to extend the lease when it is reasonably certain that it will exercise that option. Leases with a term of 12 months or less are not recorded on its consolidated balance sheets.

Under certain of American's capacity purchase agreements with third-party regional carriers, American does not own the underlying aircraft. However, since American controls the marketing, scheduling, ticketing, pricing and seat inventories of these aircraft and therefore control the asset, the aircraft is deemed to be leased for accounting purposes. For these capacity purchase agreements, American accounts for the lease and non-lease components separately. The lease component consists of the aircraft and the non-lease components consist of services, such as the crew and maintenance. American allocates the consideration in the capacity purchase agreements to the lease and non-lease components using their estimated relative standalone prices. See Note 10(b) for additional information on its capacity purchase agreements.

For real estate, American accounts for the lease and non-lease components as a single lease component.

(j) Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are recorded net as noncurrent deferred income taxes.

American provides a valuation allowance for its deferred tax assets when it is more likely than not that some portion, or all of its deferred tax assets, will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. American considers all available positive and negative evidence and makes certain assumptions in evaluating the realizability of its deferred tax assets. Many factors are considered that impact American's assessment of future profitability, including conditions which are beyond American's control, such as the health of the economy, the availability and price volatility of aircraft fuel and travel demand. American has determined that positive factors outweigh negative factors in the determination of the realizability of its deferred tax assets.

(k) Goodwill

Goodwill represents the purchase price in excess of the fair value of the net assets acquired and liabilities assumed in connection with the 2013 merger with US Airways Group, Inc. (US Airways Group). American has one reporting unit. American assesses goodwill for impairment annually or more frequently if events or circumstances indicate that the fair value of goodwill may be lower than the carrying value. American's annual assessment date is October 1.

Goodwill is assessed for impairment by initially performing a qualitative assessment. If American determines that it is more likely than not that its goodwill may be impaired, it uses a quantitative approach to assess the asset's fair value and the amount of the impairment, if any. Based upon American's annual assessment, there was no goodwill impairment in 2022. The carrying value of American's goodwill on its consolidated balance sheets was $4.1 billion as of December 31, 2022 and 2021.

(I) Other Intangibles, Net

Intangible assets consist primarily of certain domestic airport slots and gate leasehold rights, customer relationships, marketing agreements, commercial agreements, international slots and route authorities and tradenames.

Definite-Lived Intangible Assets

Definite-lived intangible assets are originally recorded at their acquired fair values, subsequently amortized over their respective estimated useful lives and are assessed for impairment whenever events and circumstances indicate that the assets may be impaired.

The following table provides information relating to American's amortizable intangible assets as of December 31, 2022 and 2021 (in millions):

	December 31,	
	2022	2021
Domestic airport slots	$ 365	$ 365
Customer relationships	300	300
Marketing agreements	105	105
Tradenames	35	35
Airport gate leasehold rights	137	137
Accumulated amortization	(827)	(786)
Total	$ 115	$ 156

Certain domestic airport slots and airport gate leasehold rights are amortized on a straight-line basis over 25 years. Certain marketing agreements were identified as intangible assets subject to amortization and are amortized on a straight-line basis over approximately 30 years. Customer relationships and tradenames are fully amortized.

American recorded amortization expense related to these intangible assets of $41 million for each of the years ended December 31, 2022, 2021 and 2020. American expects to record annual amortization expense for these intangible assets as follows (in millions):

2023	$ 7
2024	7
2025	7
2026	6
2027	6
2028 and thereafter	82
Total	$115

Indefinite-Lived Intangible Assets

Indefinite-lived intangible assets include certain domestic airport slots, international slots and route authorities and in 2022, American's commercial agreement with GOL Linhas Aéreas Inteligentes S.A. (GOL). American assesses indefinite-lived intangible assets for impairment annually or more frequently if events or circumstances indicate that the fair values of indefinite-lived intangible assets may be lower than their carrying values. American's annual assessment date is October 1.

Indefinite-lived intangible assets are assessed for impairment by initially performing a qualitative assessment. If American determines that it is more likely than not that its indefinite-lived intangible assets may be impaired, American uses a quantitative approach to assess the asset's fair value and the amount of the impairment, if any. Based upon American's annual assessment, there were no material indefinite-lived intangible asset impairments in 2022. American had $1.9 billion and $1.8 billion of indefinite-lived intangible assets on its consolidated balance sheets as of December 31, 2022 and 2021, respectively.

(m) Revenue Recognition

Revenue

The following are the significant categories comprising American's operating revenues (in millions):

	Year Ended December 31,		
	2022	2021	2020
Passenger revenue:			
Passenger travel	$41,425	$23,896	$13,456
Loyalty revenue – travel [1]	3,143	2,167	1,062
Total passenger revenue	44,568	26,063	14,518
Cargo	1,233	1,314	769
Other:			
Loyalty revenue – marketing services	2,657	2,166	1,825
Other revenue	507	337	223
Total other revenue	3,164	2,503	2,048
Total operating revenues	$48,965	$29,880	$17,335

[1] Loyalty revenue included in passenger revenue is principally comprised of mileage credit redemptions, which were earned from travel or co-branded credit card and other partners. See "*Loyalty Revenue*" below for further discussion on these mileage credits.

The following is American's total passenger revenue by geographic region (in millions):

	Year Ended December 31,		
	2022	2021	2020
Domestic	$32,911	$21,453	$11,765
Latin America	6,150	3,506	1,852
Atlantic	5,070	965	654
Pacific	437	139	247
Total passenger revenue	$44,568	$26,063	$14,518

American attributes passenger revenue by geographic region based upon the origin and destination of each flight segment.

Passenger Revenue

American recognizes all revenues generated from transportation on American and its regional flights operated under the brand name American Eagle, including associated baggage fees and other inflight services, as passenger revenue when transportation is provided. Ticket and other related sales for transportation that has not yet been provided are initially deferred and recorded as air traffic liability on American's consolidated balance sheets. The air traffic liability principally represents tickets sold for future travel on American and partner airlines.

The majority of tickets sold are nonrefundable. A small percentage of tickets, some of which are partially used tickets, expire unused. The estimate for tickets expected to expire unused is generally based on an analysis of American's historical data. American has consistently applied this accounting method to estimate and recognize revenue from unused tickets at the date of travel. This estimate is periodically evaluated based on subsequent activity to validate its accuracy. Any adjustments resulting from periodic evaluations of the estimated air traffic liability are included in passenger revenue during the period in which the evaluations are completed.

Various taxes and fees assessed on the sale of tickets to end customers are collected by American as an agent and remitted to taxing authorities. These taxes and fees have been presented on a net basis in the accompanying consolidated statements of operations and recorded as a liability until remitted to the appropriate taxing authority.

Loyalty Revenue

American currently operates the loyalty program, AAdvantage. This program awards mileage credits to passengers who fly on American, any **one**world airline or other partner airlines, or by using the services of other program participants, such as American's co-branded credit cards, and certain hotels and car rental companies. Mileage credits can be redeemed for travel on American and other participating partner airlines, as well as other non-air travel awards such as hotels and rental cars. For mileage credits earned by AAdvantage loyalty program members, American applies the deferred revenue method.

Mileage credits earned through travel

For mileage credits earned through travel, American applies a relative selling price approach whereby the total amount collected from each passenger ticket sale is allocated between the air transportation and the mileage credits earned. The portion of each passenger ticket sale attributable to mileage credits earned is initially deferred and then recognized in passenger revenue when mileage credits are redeemed and transportation is provided. The estimated selling price of mileage credits is determined using an equivalent ticket value approach, which uses historical data, including award redemption patterns by geographic region and class of service, as well as similar fares as those used to settle award redemptions. The estimated selling price of mileage credits is adjusted for an estimate of mileage credits that will not be redeemed using a statistical model based on historical redemption patterns to develop an estimate of the likelihood of future redemption.

Mileage credits sold to co-branded credit cards and other partners

American sells mileage credits to participating airline partners and non-airline business partners, including American's co-branded credit card partners, under contracts with remaining terms generally from one to seven years as of December 31, 2022. Consideration received from the sale of mileage credits is variable and payment terms typically are within 30 days subsequent to the month of mileage sale. Sales of mileage credits to non-airline business partners are comprised of two components, transportation and marketing. American allocates the consideration received from these sales of mileage credits based on the relative selling price of each product or service delivered.

American's most significant mileage credit partner agreements are its co-branded credit card agreements with Citi and Barclaycard US. American identified two revenue elements in these co-branded credit card agreements: the transportation component and the marketing component.

The transportation component represents the estimated selling price of future travel awards and is determined using the same equivalent ticket value approach described above. The portion of each mileage credit sold attributable to transportation is initially deferred and then recognized in passenger revenue when mileage credits are redeemed and transportation is provided.

The marketing component includes the use of intellectual property, including the American brand and access to loyalty program member lists, which is the predominant element in these agreements, as well as advertising. American recognizes the marketing component in other revenue in the period of the mileage credit sale following the sales-based royalty method.

For the portion of American's outstanding mileage credits that it estimates will not be redeemed, American recognizes the associated value proportionally as the remaining mileage credits are redeemed. American's estimates use a statistical model based on historical redemption patterns to develop an estimate of the likelihood of future redemption.

Cargo Revenue

Cargo revenue is recognized when American provides the transportation.

Other Revenue

Other revenue includes revenue associated with American's loyalty program, which is comprised principally of the marketing component of mileage credit sales to co-branded credit card and other partners and other marketing related payments. The accounting and recognition for the loyalty program marketing services are discussed above in "*Loyalty Revenue.*" The remaining amounts included within other revenue relate to airport clubs, other commission revenue, advertising and vacation-related services.

Contract Balances

American's significant contract liabilities are comprised of (1) outstanding loyalty program mileage credits that may be redeemed for future travel and other non-air travel awards, reported as loyalty program liability on American's consolidated balance sheets and (2) ticket sales for transportation that has not yet been provided, reported as air traffic liability on American's consolidated balance sheets.

	December 31,	
	2022	2021
	(in millions)	
Loyalty program liability	$ 9,145	$ 9,135
Air traffic liability	6,745	6,087
Total	$15,890	$15,222

The balance of the loyalty program liability fluctuates based on seasonal patterns, which impact the volume of mileage credits issued through travel or sold to co-branded credit card and other partners (deferral of revenue) and mileage credits redeemed (recognition of revenue). Changes in loyalty program liability are as follows (in millions):

Balance at December 31, 2021	$ 9,135
Deferral of revenue	3,221
Recognition of revenue [1]	(3,211)
Balance at December 31, 2022 [2]	$ 9,145

---

[1] Principally relates to revenue recognized from the redemption of mileage credits for both air and non-air travel awards. Mileage credits are combined in one homogenous pool and are not separately identifiable. As such, the revenue is comprised of mileage credits that were part of the loyalty program deferred revenue balance at the beginning of the period, as well as mileage credits that were issued during the period.

[2] Mileage credits can be redeemed at any time and generally do not expire as long as that AAdvantage member has any type of qualifying activity at least every 24 months or if the AAdvantage member is the primary holder of a co-branded credit card. As of December 31, 2022, American's current loyalty program liability was $3.2 billion and represents American's current estimate of revenue expected to be recognized in the next 12 months based on historical as well as projected trends, with the balance reflected in long-term loyalty program liability expected to be recognized as revenue in periods thereafter.

The air traffic liability principally represents tickets sold for future travel on American and partner airlines. The balance in American's air traffic liability also fluctuates with seasonal travel patterns. The contract duration of passenger tickets is generally one year. Accordingly, any revenue associated with tickets sold for future travel will be recognized within 12 months. In response to the COVID-19 pandemic, American extended the contract duration for certain tickets to September 30, 2022, principally those tickets which were issued in 2020 and 2021. Additionally, American extended the contract duration to December 31, 2022 for tickets to certain international destinations. For 2022, $4.8 billion of revenue was recognized in passenger revenue that was included in American's air traffic liability at December 31, 2021. Tickets issued in 2022 and thereafter are no longer subject to change fees which provides more flexibility for customers to change travel plans. Given this new flexibility offered to its customers, American's estimate of revenue that will be recognized from the air traffic liability for future flown or unused tickets may be subject to variability and differ from historical experience.

(n) Maintenance, Materials and Repairs

Maintenance and repair costs for owned and leased flight equipment are charged to operating expense as incurred, except costs incurred for maintenance and repair under certain flight hour maintenance contract agreements, which are accrued based on contractual terms when an obligation exists.

(o) Selling Expenses

Selling expenses include credit card fees, commissions, third party distribution channel fees and advertising. Selling expenses associated with passenger revenue are expensed when the transportation or service is provided. Advertising costs are expensed as incurred. Advertising expense was $105 million for each of the years ended December 31, 2022 and 2021 and $57 million for the year ended December 31, 2020.

(p) Share-based Compensation

American accounts for its share-based compensation expense based on the fair value of the stock award at the time of grant, which is recognized ratably over the vesting period of the stock award. The majority of American's stock awards are time vested restricted stock units, and the fair value of such awards is based on the market price of the underlying shares of AAG common stock on the date of grant. See Note 13 for further discussion of share-based compensation.

(q) Foreign Currency Gains and Losses

Foreign currency gains and losses are recorded as part of other income, net within total nonoperating expense, net on American's consolidated statements of operations. For the years ended December 31, 2022, 2021 and 2020, respectively, foreign currency losses were $38 million, $4 million and $24 million.

(r) Other Operating Expenses

Other operating expenses includes costs associated with aircraft food and catering, crew travel, ground and cargo handling, passenger accommodation, international navigation fees, aircraft cleaning and certain general and administrative expenses.

(s) Regional Expenses

American's regional carriers provide scheduled air transportation under the brand name "American Eagle." The American Eagle carriers include AAG's wholly-owned regional carriers as well as third-party regional carriers. American's regional carrier arrangements are in the form of capacity purchase agreements. Expenses associated with American Eagle operations are classified as regional expenses on the consolidated statements of operations.

Regional expenses for the years ended December 31, 2022, 2021, and 2020 include $269 million, $263 million and $273 million of depreciation and amortization, respectively, and $5 million, $6 million and $13 million of aircraft rent, respectively.

In 2022, 2021, and 2020, American recognized $592 million, $495 million and $438 million, respectively, of expense under its capacity purchase agreement with Republic Airways Inc. (Republic). American holds a 25% equity interest in Republic Airways Holdings Inc. (Republic Holdings), the parent company of Republic.

2. Special Items, Net

Special items, net on American's consolidated statements of operations consisted of the following (in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Fleet impairment [1]	$149	$ —	$ 1,484
Litigation reserve adjustments	37	(19)	—
PSP Financial Assistance [2]	—	(4,162)	(3,710)
Severance expenses [3]	—	168	1,408
Mark-to-market adjustments on bankruptcy obligations, net	—	(3)	(49)
Labor contract expenses [4]	—	—	228
Other operating special items, net	7	10	(18)
Mainline operating special items, net	193	(4,006)	(657)
PSP Financial Assistance [2]	—	(539)	(444)
Fleet impairment [1]	—	27	106
Regional operating special items, net	—	(512)	(338)
Operating special items, net	193	(4,518)	(995)
Mark-to-market adjustments on equity and other investments, net [5]	71	31	135
Debt refinancing, extinguishment and other, net	1	29	35
Nonoperating special items, net	72	60	170
Income tax special items, net	(9)	—	—

[1] Fleet impairment for 2022 included a non-cash impairment charge to write down the carrying value of American's retired Airbus A330 fleet to the estimated fair value due to the market conditions for certain used aircraft.

Fleet impairment for 2021 and 2020 included charges resulting from the retirement of certain aircraft earlier than planned driven by the severe decline in air travel due to the COVID-19 pandemic. In 2021, American retired its remaining Embraer 140 fleet resulting in a non-cash write down of these regional aircraft. In 2020, American retired its entire Airbus A330-200, Boeing 757, Boeing 767, Airbus A330-300 and Embraer 190 fleets as well as certain Embraer 140 and Bombardier CRJ200 aircraft resulting in a $1.5 billion non-cash write down of mainline and regional aircraft and associated spare parts and $109 million in cash charges primarily for impairment of ROU assets and lease return costs.

[2] The PSP Financial Assistance represents recognition of a portion of the financial assistance received from Treasury pursuant to the payroll support programs established by the U.S. Government. See Note 1(b) for further information.

[3] Severance expenses include salary and medical costs primarily associated with certain team members who opted into voluntary early retirement programs offered as a result of reductions to American's operation due to the COVID-19 pandemic.

[4] Labor contract expenses primarily related to one-time charges due to the ratification of a new contract with the Transport Workers Union and International Association of Machinists & Aerospace Workers (TWU-IAM Association) for American's maintenance and fleet service team members, including signing bonuses and adjustments to vacation accruals resulting from pay rate increases.

(5)   Mark-to-market adjustments on equity and other investments, net principally included net unrealized gains and losses associated with certain equity investments and certain other investments. See Note 7 for further information related to American's equity investments.

3. Debt

Long-term debt included on American's consolidated balance sheets consisted of (in millions):

	December 31,	
	2022	**2021**
Secured		
2013 Term Loan Facility, variable interest rate of 6.14%, installments through 2025 (a)	$ 1,752	$ 1,770
2014 Term Loan Facility, variable interest rate of 6.14%, installments through 2027 (a)	1,196	1,208
December 2016 Term Loan Facility (a)	—	1,188
11.75% senior secured notes, interest only payments until due in July 2025 (b)	2,500	2,500
10.75% senior secured IP notes, interest only payments until due in February 2026 (b)	1,000	1,000
10.75% senior secured LGA/DCA notes, interest only payments until due in February 2026 (b)	200	200
5.50% senior secured notes, installments beginning in July 2023 until due in April 2026 (c)	3,500	3,500
5.75% senior secured notes, installments beginning in July 2026 until due in April 2029 (c)	3,000	3,000
AAdvantage Term Loan Facility, variable interest rate of 8.99%, installments beginning in July 2023 through April 2028 (c)	3,500	3,500
Enhanced equipment trust certificates (EETCs), fixed interest rates ranging from 2.88% to 7.13%, averaging 3.74%, maturing from 2023 to 2034 (d)	9,175	9,357
Equipment loans and other notes payable, fixed and variable interest rates ranging from 3.33% to 8.01%, averaging 5.95%, maturing from 2023 to 2034 (e)	3,170	3,433
Special facility revenue bonds, fixed interest rates ranging from 2.25% to 5.38%, maturing from 2026 to 2036 (f)	1,050	1,129
Total long-term debt	30,043	31,785
Less: Total unamortized debt discount, premium and issuance costs	364	428
Less: Current maturities	3,059	1,568
Long-term debt, net of current maturities	$26,620	$29,789

As of December 31, 2022, the maximum availability under American's revolving credit and other facilities is as follows (in millions):

2013 Revolving Facility	$ 736
2014 Revolving Facility	1,631
April 2016 Revolving Facility	446
Short-term Revolving and Other Facilities	220
Total	$3,033

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES, INC.

As of December 31, 2022, American had an undrawn $150 million short-term revolving credit facility which expired in January 2023. American also had $70 million of available borrowing base under cargo receivables facility that was set to expire in December 2022, but which has been extended through December 2023.

Secured financings, including revolving credit and other facilities, are collateralized by assets, consisting primarily of aircraft, engines, simulators, aircraft spare parts, airport gate leasehold rights, route authorities, airport slots, certain receivables, certain intellectual property and certain loyalty program assets.

At December 31, 2022, the maturities of long-term debt are as follows (in millions):

2023	$ 3,059
2024	3,535
2025	7,817
2026	4,480
2027	4,515
2028 and thereafter	6,637
Total	$30,043

(a) 2013 and 2014 Credit Facilities, April 2016 Revolving Facility and December 2016 Credit Facilities

2013 Credit Facilities

In November 2019, American and AAG entered into the Sixth Amendment to Amended and Restated Credit and Guaranty Agreement, amending the Amended and Restated Credit and Guaranty Agreement dated as of May 21, 2015 (as previously amended, the 2013 Credit Agreement; the revolving credit facility established thereunder, the 2013 Revolving Facility; the term loan facility established thereunder, the 2013 Term Loan Facility; and the 2013 Revolving Facility together with the 2013 Term Loan Facility, the 2013 Credit Facilities), which reduced the total aggregate commitments under the 2013 Revolving Facility to $750 million from $1.0 billion. In addition, certain lenders party to the 2013 Credit Agreement extended the maturity date of a substantial portion of their commitments under the 2013 Revolving Facility to October 2024 from October 2023. As of December 31, 2022, there were no borrowings or letters of credit outstanding under the 2013 Revolving Facility.

2014 Credit Facilities

In November 2019, American and AAG entered into the Seventh Amendment to Amended and Restated Credit and Guaranty Agreement, amending the Amended and Restated Credit and Guaranty Agreement dated as of April 20, 2015 (as previously amended, the 2014 Credit Agreement; the revolving credit facility established thereunder, the 2014 Revolving Facility; the term loan facility established thereunder, the 2014 Term Loan Facility; and the 2014 Revolving Facility together with the 2014 Term Loan Facility, the 2014 Credit Facilities), which increased the total aggregate commitments under the 2014 Revolving Facility to $1.6 billion from $1.5 billion. In addition, certain lenders party to the 2014 Credit Agreement extended the maturity date of a substantial portion of their commitments under the 2014 Revolving Facility to October 2024 from October 2023.

In January 2020, American and AAG entered into the Eighth Amendment to the 2014 Credit Agreement, pursuant to which American refinanced the 2014 Term Loan Facility, increasing the total

aggregate principal amount outstanding to $1.2 billion, reducing the LIBOR margin from 2.00% to 1.75%, with a LIBOR floor of 0%, and reducing the base rate margin from 1.00% to 0.75%. In addition, the maturity date for the 2014 Term Loan Facility was extended to January 2027 from October 2021. As of December 31, 2022, there were no borrowings or letters of credit outstanding under the 2014 Revolving Facility.

April 2016 Revolving Facility

In November 2019, American and AAG entered into the Fifth Amendment to Credit and Guaranty Agreement, amending the Credit and Guaranty Agreement dated as of April 29, 2016 (as previously amended, the April 2016 Credit Agreement; the revolving credit facility established thereunder, the April 2016 Revolving Facility), which increased the total aggregate commitments under the April 2016 Revolving Facility to $450 million from $300 million. In addition, certain lenders party to the April 2016 Credit Agreement extended the maturity date of a substantial portion of their commitments under the April 2016 Revolving Facility to October 2024 from October 2023. As of December 31, 2022, there were no borrowings outstanding under the April 2016 Revolving Facility.

December 2016 Credit Facilities

In December 2016, American and AAG entered into the Amended and Restated Credit and Guaranty Agreement, dated as of December 15, 2016 (as amended, the December 2016 Credit Agreement; the term loan facility established thereunder, the December 2016 Term Loan Facility; and together with the revolving credit facility contemplated but never established thereunder, the December 2016 Credit Facilities). In December 2022, American repaid in full the $1.2 billion aggregate principal amount of outstanding term loans under the December 2016 Term Loan Facility which was due to mature in December 2023 and terminated the December 2016 Credit Facilities.

Certain details of American's 2013 and 2014 Credit Facilities (collectively referred to as the Credit Facilities) and April 2016 Revolving Facility are shown in the table below as of December 31, 2022:

	2013 Credit Facilities		2014 Credit Facilities		
	2013 Term Loan	2013 Revolving Facility	2014 Term Loan	2014 Revolving Facility	April 2016 Revolving Facility
Aggregate principal issued or credit facility availability (in millions)	$1,919	$736	$1,280	$1,631	$446
Principal outstanding or drawn (in millions)	$1,752	$—	$1,196	$—	$—
Maturity date	June 2025	October 2024	January 2027	October 2024	October 2024
LIBOR margin	1.75%	2.00%	1.75%	2.00%	2.00%

The term loans under each of the Credit Facilities are repayable in annual installments in an amount equal to 1.00% of the aggregate principal amount issued, with any unpaid balance due on the respective maturity dates. Voluntary prepayments may be made by American at any time.

The 2013 Revolving Facility, 2014 Revolving Facility and April 2016 Revolving Facility provide that American may from time to time borrow, repay and reborrow loans thereunder. The 2013 Revolving Facility and 2014 Revolving Facility have the ability to issue letters of credit thereunder in an aggregate amount outstanding at any time up to $100 million and $200 million, respectively. The 2013 Revolving Facility, 2014 Revolving Facility and April 2016 Revolving Facility are each subject to an undrawn annual fee of 0.63%.

Subject to certain limitations and exceptions, the Credit Facilities and April 2016 Revolving Facility are secured by collateral, including certain spare parts, slots, route authorities, simulators and leasehold rights. American has the ability to make future modifications to the collateral pledged, subject to certain restrictions. American's obligations under the Credit Facilities and April 2016 Revolving Facility are guaranteed by AAG. The Credit Facilities and April 2016 Revolving Facility contain events of default customary for similar financings, including cross default and cross-acceleration to other material indebtedness.

(b) Senior Secured Notes

11.75% Senior Secured Notes

In June 2020, American issued $2.5 billion aggregate principal amount of 11.75% senior secured notes due 2025 (the 11.75% Senior Secured Notes) at a price equal to 99% of their aggregate principal amount. The 11.75% Senior Secured Notes bear interest at a rate of 11.75% per annum (subject to increase if the collateral coverage ratio described below is not met). Interest on the 11.75% Senior Secured Notes is payable semiannually in arrears on January 15 and July 15 of each year, which began on January 15, 2021. The 11.75% Senior Secured Notes will mature on July 15, 2025. The obligations of American under the 11.75% Senior Secured Notes are fully and unconditionally guaranteed on a senior unsecured basis by AAG.

The 11.75% Senior Secured Notes are American's senior secured obligations. Subject to certain limitations and exceptions, the 11.75% Senior Secured Notes are secured on a first-lien basis by security interests in certain assets, rights and properties utilized by American in providing its scheduled air carrier services to and from certain airports in the United States and certain airports in Australia, Canada, the Caribbean, Central America, China, Hong Kong, Japan, Mexico, South Korea, and Switzerland (collectively, the First Lien 11.75% Senior Secured Notes Collateral). American's obligations with respect to the 11.75% Senior Secured Notes are also secured on a second-lien basis by security interests in certain assets, rights and properties utilized by American in providing its scheduled air carrier services to and from certain airports in the United States and certain airports in the European Union and the United Kingdom (collectively, the Second Lien 11.75% Senior Secured Notes Collateral and together with the First Lien 11.75% Senior Secured Notes Collateral, the 11.75% Senior Secured Notes Collateral). The Second Lien 11.75% Senior Secured Notes Collateral also secures the 2014 Credit Facilities on a first-lien basis.

American may redeem the 11.75% Senior Secured Notes, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the 11.75% Senior Secured Notes being redeemed plus a make whole premium, together with accrued and unpaid interest thereon, if any, to (but not including) the redemption date.

10.75% Senior Secured Notes

On September 25, 2020 (the 10.75% Senior Secured Notes Closing Date), American issued $1.0 billion in initial principal amount of senior secured IP notes (the IP Notes) and $200 million in initial principal amount of senior secured LGA/DCA notes (the LGA/DCA Notes and together with the IP Notes, the 10.75% Senior Secured Notes). The obligations of American under the 10.75% Senior Secured Notes are fully and unconditionally guaranteed (the 10.75% Senior Secured Notes Guarantees) on a senior unsecured basis by AAG. The 10.75% Senior Secured Notes bear interest at a rate of 10.75% per annum in cash. Interest on the 10.75% Senior Secured Notes is payable semiannually in arrears on September 1 and March 1 of each year, which began on March 1, 2021. The 10.75% Senior Secured Notes will mature on February 15, 2026.

The IP Notes are secured by a first lien security interest on certain intellectual property of American, including the "American Airlines" trademark and the "aa.com" domain name in the United States and certain foreign jurisdictions (the IP Collateral), and a second lien on certain slots related to American's operations at New York LaGuardia and Ronald Reagan Washington National airports and certain other assets (the LGA/DCA Collateral and together with the IP Collateral, the 10.75% Senior Secured Notes Collateral). Subject to certain conditions, American will be permitted to incur up to $4.0 billion of additional pari passu debt and unlimited second lien debt secured by the IP Collateral securing the IP Notes. The LGA/DCA Notes are secured by a first lien security interest in the LGA/DCA Collateral.

On or prior to the fourth anniversary of the 10.75% Senior Secured Notes Closing Date, American may redeem all or any part of the 10.75% Senior Secured Notes, at its option, at a redemption price equal to 100% of the principal amount of the 10.75% Senior Secured Notes redeemed plus a make whole premium, together with accrued and unpaid interest thereon, if any. After the fourth anniversary of the 10.75% Senior Secured Notes Closing Date and on or prior to the fifth anniversary of the 10.75% Senior Secured Notes Closing Date, American may redeem all or any part of the 10.75% Senior Secured Notes, at its option, at a redemption price equal to 105.375% of the principal amount of the 10.75% Senior Secured Notes redeemed, together with accrued and unpaid interest thereon, if any. After the fifth anniversary of the 10.75% Senior Secured Notes Closing Date, American may redeem all or any part of the 10.75% Senior Secured Notes, at its option, at par, together with accrued and unpaid interest thereon, if any.

(c) AAdvantage Financing

On March 24, 2021 (the AAdvantage Financing Closing Date), American and AAdvantage Loyalty IP Ltd., a Cayman Islands exempted company incorporated with limited liability and an indirect wholly-owned subsidiary of American (Loyalty Issuer and, together with American, the AAdvantage Issuers), completed the offering of $3.5 billion aggregate principal amount of 5.50% Senior Secured Notes due 2026 (the 2026 Notes) and $3.0 billion aggregate principal amount of 5.75% Senior Secured Notes due 2029 (the 2029 Notes, and together with the 2026 Notes, the AAdvantage Notes). The AAdvantage Notes are fully and unconditionally guaranteed on a senior unsecured basis by the SPV Guarantors and AAG.

Concurrent with the issuance of the AAdvantage Notes, the AAdvantage Issuers, as co-borrowers, entered into a term loan credit and guaranty agreement, dated March 24, 2021, providing for a $3.5 billion term loan facility (the AAdvantage Term Loan Facility and collectively with the AAdvantage Notes, the AAdvantage Financing) and pursuant to which the full $3.5 billion of term loans (the AAdvantage Loans) were drawn on the AAdvantage Financing Closing Date. The AAdvantage Loans are fully and unconditionally guaranteed (together with the AAdvantage Note Guarantees, the AAdvantage Guarantees) by the SPV Guarantors and AAG.

Subject to certain permitted liens and other exceptions, the AAdvantage Notes, AAdvantage Loans and AAdvantage Guarantees provided by the SPV Guarantors are secured by a first-priority security interest in, and pledge of, various agreements with respect to the AAdvantage program (the AAdvantage Agreements) (including all payments thereunder) and certain IP Licenses, certain deposit accounts that will receive cash under the AAdvantage Agreements, certain reserve accounts, the equity of each of Loyalty Issuer and the SPV Guarantors and substantially all other assets of Loyalty Issuer and the SPV Guarantors including American's rights to certain data and other intellectual property used in the AAdvantage program (subject to certain exceptions) (collectively, the AAdvantage Collateral).

Payment Terms of the AAdvantage Notes and AAdvantage Loans under the AAdvantage Term Loan Facility

Interest on the AAdvantage Notes is payable in cash, quarterly in arrears on the 20th day of each January, April, July and October (each, an AAdvantage Payment Date), which began on July 20, 2021. The 2026 Notes will mature on April 20, 2026, and the 2029 Notes will mature on April 20, 2029. The outstanding principal on the 2026 Notes will be repaid in quarterly installments of $292 million on each AAdvantage Payment Date, beginning on July 20, 2023. The outstanding principal on the 2029 Notes will be repaid in quarterly installments of $250 million on each AAdvantage Payment Date, beginning on July 20, 2026.

The AAdvantage Issuers may redeem the AAdvantage Notes, at their option, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the AAdvantage Notes redeemed plus a "make-whole" premium, together with accrued and unpaid interest to the date of redemption.

The scheduled maturity date of the AAdvantage Loans under the AAdvantage Term Loan Facility is April 20, 2028. The AAdvantage Loans bear interest at a variable rate equal to LIBOR (but not less than 0.75% per annum), plus a margin of 4.75% per annum, payable on each AAdvantage Payment Date. The outstanding principal on the AAdvantage Loans will be repaid in quarterly installments of $175 million, on each AAdvantage Payment Date beginning with the AAdvantage Payment Date in July 2023. These amortization payments (as well as those for the AAdvantage Notes) will be subject to the occurrence of certain early amortization events, including the failure to satisfy a minimum debt service coverage ratio at specified determination dates.

Prepayment of some or all of the AAdvantage Loans outstanding under the AAdvantage Term Loan Facility is permitted, although payment of an applicable premium is required as specified in the AAdvantage Term Loan Facility.

The AAdvantage Indenture and the AAdvantage Term Loan Facility contain mandatory prepayment provisions triggered upon (i) the issuance or incurrence by Loyalty Issuer or the SPV Guarantors of certain indebtedness or (ii) the receipt by American or its subsidiaries of net proceeds from pre-paid frequent flyer (i.e., AAdvantage) mile sales exceeding $505 million. Each of these prepayments would also require payment of an applicable premium. Certain other events, including the occurrence of a change of control with respect to AAG and certain AAdvantage Collateral sales exceeding a specified threshold, will also trigger mandatory repurchase or mandatory prepayment provisions under the AAdvantage Indenture and the AAdvantage Term Loan Facility, respectively.

(d) EETCs

2021-1 Aircraft EETCs

In November 2021, American created two pass-through trusts which issued $960 million aggregate face amount of Series 2021-1 Class A and Class B EETCs (the 2021-1 Aircraft EETCs) in connection with the financing of 26 aircraft previously delivered or originally scheduled to be delivered to American through September 2022 (the 2021-1 Aircraft). In 2021, $94 million of the proceeds had been used to purchase equipment notes issued by American in connection with the financing of five aircraft under the 2021-1 Aircraft EETCs, all of which was used to repay existing indebtedness. During 2022, $866 million of proceeds had been used to purchase equipment notes issued by American in connection with the financing of 21 aircraft under the 2021-1 Aircraft EETCs. As of December 31, 2022, there are no remaining proceeds held in escrow, and all proceeds have been used to purchase

equipment notes issued by American. Interest and principal payments on equipment notes issued in connection with the 2021-1 Aircraft EETCs are payable semi-annually in January and July of each year. Interest payments began in July 2022 and principal payments began in January 2023.

Certain information regarding the 2021-1 Aircraft EETC equipment notes, as of December 31, 2022, is set forth in the table below:

	2021-1 Aircraft EETCs	
	Series A	Series B
Aggregate principal issued	$758 million	$202 million
Fixed interest rate per annum	2.875%	3.95%
Maturity date	July 2034	July 2030

(e) Equipment Loans and Other Notes Payable Issued in 2022

In 2022, American entered into agreements under which it borrowed $205 million in connection with the financing of certain aircraft. Debt incurred under these agreements mature in 2034 and bear interest at variable rates (comprised of the Secured Overnight Financing Rate plus an applicable margin) averaging 6.77% as of December 31, 2022.

(f) Special Facility Revenue Bonds

In January 2020, American and British Airways announced the start of construction projects to upgrade New York's JFK Terminal 8. The construction project is expected to be fully completed in early 2023 and is estimated to cost $439 million, of which $298 million was funded with proceeds of the special facility revenue bonds issued by the New York Transportation Development Corporation (NYTDC) on behalf of American in June 2020 (the 2020 JFK Bonds) and approximately $84 million of which was funded with proceeds of the approximately $150 million of special facility revenue bonds NYTDC issued in June 2021 (the 2021 JFK Bonds).

American is required to pay debt service on the 2021 JFK Bonds through payments under a loan agreement with NYTDC (as amended), and American and AAG guarantee the 2021 JFK Bonds. American continues to pay debt service on the outstanding bonds issued by NYTDC on behalf of American in 2016 and 2020 (the 2016 and 2020 JFK Bonds) and American and AAG continue to guarantee the 2016 and 2020 JFK Bonds. American's and AAG's obligations under these guarantees are secured by a leasehold mortgage on American's lease of Terminal 8 and related property from the Port Authority of New York and New Jersey.

The 2021 JFK Bonds, in aggregate, were priced at par value. The gross proceeds from the issuance of the 2021 JFK Bonds were approximately $150 million. Of this amount, $4 million was used to fund the costs of issuance of the 2021 JFK Bonds, $62 million was used to fund the redemption of the 2016 and 2020 JFK Bonds due August 2021, with the remaining amount of proceeds received held in restricted cash and short-term investments on the consolidated balance sheet and to be used to finance a portion of the cost of the renovation and expansion of Terminal 8. The 2021 JFK Bonds are comprised of term bonds, $70 million of which bear interest at 2.25% per annum and mature on August 1, 2026, and $80 million of which bear interest at 3.00% per annum and mature on August 1, 2031. As of December 31, 2022, $72 million of proceeds funded by the issuance of the 2020 and 2021 JFK Bonds are included in restricted cash and short-term investments on the accompanying consolidated balance sheet.

Guarantees

As of December 31, 2022, American had issued guarantees covering AAG's $1.8 billion aggregate principal amount of the PSP1 Promissory Note due April 2030, $1.0 billion aggregate principal amount of the PSP2 Promissory Note due January 2031, $959 million aggregate principal amount of the PSP3 Promissory Note due April 2031, $1.0 billion aggregate principal amount of 6.50% convertible senior notes due July 2025 and $500 million aggregate principal amount of 3.75% senior notes due March 2025.

Certain Covenants

American's debt agreements contain customary terms and conditions as well as various affirmative, negative and financial covenants that, among other things, may restrict the ability of American to incur additional indebtedness. American's debt agreements also contain customary change of control provisions, which may require it to repay or redeem such indebtedness upon certain events constituting a change of control under the relevant agreement, in certain cases at a premium. Certain of American's debt financing agreements (including its secured notes, term loans, revolving credit facilities and spare engine EETCs) contain loan to value (LTV), collateral coverage or peak debt service coverage ratio covenants and certain agreements require American to appraise the related collateral annually or semiannually. Pursuant to such agreements, if the applicable LTV, collateral coverage or peak debt service coverage ratio exceeds or falls below a specified threshold, as the case may be, American will be required, as applicable, to pledge additional qualifying collateral (which in some cases may include cash or investment securities), withhold additional cash in certain accounts, or pay down such financing, in whole or in part, or the interest rate for the relevant financing will be increased. Additionally, a significant portion of American's debt financing agreements contain covenants requiring it to maintain an aggregate of at least $2.0 billion of unrestricted cash and cash equivalents and amounts available to be drawn under revolving credit facilities, and its AAdvantage Financing contains a peak debt service coverage ratio, pursuant to which failure to comply with a certain threshold may result in early repayment, in whole or in part, of the AAdvantage Financing.

Specifically, American is required to meet certain collateral coverage tests for its Credit Facilities, April 2016 Revolving Facility, 10.75% Senior Secured Notes and 11.75% Senior Secured Notes, as described below:

	2013 Credit Facilities	2014 Credit Facilities	April 2016 Revolving Facility	10.75% Senior Secured Notes	11.75% Senior Secured Notes
Frequency of Appraisals of Appraised Collateral	Annual	Annual	Annual	Annual	Semi-Annual
LTV Requirement	1.6x Collateral valuation to amount of debt outstanding (62.5% LTV)				
LTV as of Last Measurement Date	34.4%	17.8%	Not Applicable	7.2%	32.5%
Collateral Description	Generally, certain slots, route authorities and airport gate leasehold rights used by American to operate all services between the U.S. and South America	Generally, certain slots, route authorities and airport gate leasehold rights used by American to operate certain services between the U.S. and European Union (including London Heathrow)	Generally, certain spare parts	Generally, certain DCA slots, certain LGA slots, certain simulators and certain leasehold rights and, in the case of the IP Notes, certain intellectual property of American	Generally, certain slots, route authorities and airport gate leasehold rights used by American to operate certain services between the U.S. and the Caribbean, Central America and various other countries

At December 31, 2022, American was in compliance with the applicable collateral coverage tests as of the most recent measurement dates.

4. Leases

American leases certain aircraft and engines, including aircraft under capacity purchase agreements. As of December 31, 2022, American operated 722 leased aircraft, with remaining terms ranging from less than one year to 11 years.

At each airport where American conducts flight operations, American has agreements, generally with a governmental unit or authority, for the use of passenger, operations and baggage handling space as well as runways and taxiways. These agreements, particularly in the U.S., often contain provisions for periodic adjustments to rates and charges applicable under such agreements. These rates and charges also vary with American's level of operations and the operations of the airport. Because of the variable nature of these rates, these leases are not recorded on American's consolidated balance sheets as a ROU asset or a lease liability. Additionally, at American's hub locations and in certain other cities it serves, American leases administrative offices, catering, cargo, training, maintenance and other facilities.

The components of lease expense were as follows (in millions):

	Year Ended December 31,		
	2022	**2021**	**2020**
Operating lease cost	$1,987	$1,998	$1,943
Finance lease cost:			
Amortization of assets	135	107	92
Interest on lease liabilities	46	44	38
Variable lease cost	2,572	2,461	1,786
Total net lease cost	$4,740	$4,610	$3,859

Included in the table above is $242 million, $190 million and $172 million of operating lease cost under American's capacity purchase agreement with Republic for the years ended December 31, 2022, 2021 and 2020, respectively. American holds a 25% equity interest in Republic Holdings, the parent company of Republic.

Additionally, not included in the table above, American recognized $109 million in cash special charges in 2020 related to the impairment of ROU assets and lease return costs resulting from its decision to retire certain leased aircraft earlier than planned driven by the severe decline in air travel due to the COVID-19 pandemic.

Supplemental balance sheet information related to leases was as follows (in millions, except lease term and discount rate):

	December 31,	
	2022	**2021**
Operating leases:		
Operating lease ROU assets	$8,033	$7,810
Current operating lease liabilities	$1,449	$1,496
Noncurrent operating lease liabilities	6,512	6,578
Total operating lease liabilities	$7,961	$8,074
Finance leases:		
Property and equipment, at cost	$1,336	$1,201
Accumulated amortization	(767)	(653)
Property and equipment, net	$ 569	$ 548
Current finance lease liabilities	$ 209	$ 174
Noncurrent finance lease liabilities	535	563
Total finance lease liabilities	$ 744	$ 737
Weighted average remaining lease term (in years):		
Operating leases	8.3	7.6
Finance leases	5.0	4.6
Weighted average discount rate:		
Operating leases	7.4%	6.2%
Finance leases	7.1%	6.1%

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES, INC.

Supplemental cash flow and other information related to leases was as follows (in millions):

	Year Ended December 31,		
	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$1,968	$2,040	$2,015
Operating cash flows from finance leases	46	37	39
Financing cash flows from finance leases	179	126	114
Non-cash transactions:			
ROU assets acquired through operating leases	1,448	1,381	898
Property and equipment acquired through finance leases	46	180	11
Operating lease conversion to finance lease	107	102	5
Finance lease conversion to operating lease	3	—	—
Gain on sale leaseback transactions, net	2	25	107

Maturities of lease liabilities were as follows (in millions):

	December 31, 2022	
	Operating Leases	Finance Leases
2023	$ 1,933	$ 257
2024	1,649	204
2025	1,313	141
2026	1,045	115
2027	858	69
2028 and thereafter	3,890	87
Total lease payments	10,688	873
Less: Imputed interest	(2,727)	(129)
Total lease obligations	7,961	744
Less: Current obligations	(1,449)	(209)
Long-term lease obligations	$ 6,512	$ 535

As of December 31, 2022, American had additional operating lease commitments that have not yet commenced of approximately $1.1 billion for nine Boeing 787 Family aircraft scheduled to be delivered in 2023 through 2024 with lease terms of 10 years.

5. Income Taxes

The significant components of the income tax provision (benefit) were (in millions):

	Year Ended December 31,		
	2022	2021	2020
Current income tax benefit:			
State, local and foreign	$ (6)	$ —	$ —
Deferred income tax provision (benefit):			
Federal	112	(453)	(2,224)
State and local	10	(47)	(229)
Deferred income tax provision (benefit)	122	(500)	(2,453)
Total income tax provision (benefit)	$116	$(500)	$(2,453)

The income tax provision (benefit) differed from amounts computed at the statutory federal income tax rate as follows (in millions):

	Year Ended December 31,		
	2022	2021	2020
Statutory income tax provision (benefit)	$ 95	$(478)	$(2,290)
State, local and foreign income tax provision (benefit), net of federal tax effect	3	(37)	(181)
Book expenses not deductible for tax purposes	20	21	20
Other, net	(2)	(6)	(2)
Income tax provision (benefit)	$116	$(500)	$(2,453)

The components of American's deferred tax assets and liabilities were (in millions):

	December 31,	
	2022	2021
Deferred tax assets:		
Operating loss and other carryforwards	$ 4,492	$ 4,476
Loyalty program liability	1,809	1,903
Leases	1,804	1,822
Pensions	467	934
Postretirement benefits other than pensions	179	215
Rent expense	130	92
Other	689	734
Total deferred tax assets	9,570	10,176
Valuation allowance	(9)	(24)
Net deferred tax assets	9,561	10,152
Deferred tax liabilities:		
Accelerated depreciation and amortization	(4,603)	(4,715)
Leases	(1,817)	(1,758)
Other	(256)	(279)
Total deferred tax liabilities	(6,676)	(6,752)
Net deferred tax asset	$ 2,885	$ 3,400

At December 31, 2022, American had approximately $16.1 billion of gross federal net operating losses (NOLs) and $3.5 billion of other carryforwards available to reduce future federal taxable income, of which $6.2 billion will expire beginning in 2024 if unused and $13.4 billion can be carried forward indefinitely. American is a member of AAG's consolidated federal and certain state income tax returns. American also had approximately $5.9 billion of NOL carryforwards to reduce future state taxable income at December 31, 2022, which will expire in taxable years 2022 through 2042 if unused.

American's ability to use its NOLs and other carryforwards depends on the amount of taxable income generated in future periods. American provides a valuation allowance for its deferred tax assets, which include the NOLs, when it is more likely than not that some portion, or all of its deferred tax assets, will not be realized. American considers all available positive and negative evidence and makes certain assumptions in evaluating the realizability of its deferred tax assets. Many factors are considered that impact American's assessment of future profitability, including conditions which are

beyond its control, such as the health of the economy, the availability and price volatility of aircraft fuel and travel demand. American has determined that positive factors outweigh negative factors in the determination of the realizability of its deferred tax assets. There can be no assurance that an additional valuation allowance on American's net deferred tax assets will not be required. Such valuation allowance could be material.

American's ability to deduct its NOL carryforwards and to utilize certain other available tax attributes can be substantially constrained under the general annual limitation rules of Section 382 where an "ownership change" has occurred. Substantially all of American's remaining federal NOL carryforwards attributable to US Airways Group are subject to limitation under Section 382; however, American's ability to utilize such NOL carryforwards is not anticipated to be effectively constrained as a result of such limitation. Similar limitations may apply for state income tax purposes. American's ability to utilize any new NOL carryforwards arising after the ownership changes is not affected by the annual limitation rules imposed by Section 382 unless another ownership change occurs. Under the Section 382 limitation, cumulative stock ownership changes among material stockholders exceeding 50% during a rolling three-year period can potentially limit American's future use of NOLs and tax credits.

In 2022, American recorded an income tax provision of $116 million, with an effective rate of approximately 26%, which was substantially non-cash. Substantially all of American's income before income taxes is attributable to the United States.

The Inflation Reduction Act (IRA) was enacted on August 16, 2022, which among other provisions, introduced a corporate minimum tax on certain corporations with average adjusted financial statement income over a three-tax year period in excess of $1.0 billion, an excise tax on certain stock repurchases by certain covered corporations for taxable years beginning after December 31, 2022, and several tax incentives to promote clean energy. Based on American's current analysis and pending future guidance to be issued by the U.S. Department of Treasury, American does not believe these provisions will have a material impact on its consolidated financial statements.

American files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. American's 2019 through 2021 tax years are still subject to examination by the Internal Revenue Service. Various state and foreign jurisdiction tax years remain open to examination and American is under examination, in administrative appeals, or engaged in tax litigation in certain jurisdictions. American believes that the effect of any assessments will not be material to its consolidated financial statements.

The amount of, and changes to, American's uncertain tax positions were not material in any of the years presented. American accrues interest and penalties related to unrecognized tax benefits in interest expense and operating expense, respectively.

6. Fair Value Measurements

Assets Measured at Fair Value on a Recurring Basis

Fair value is defined as the price that would be received from the sale of an asset or paid to transfer a liability (i.e. an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability. Accounting standards include disclosure requirements around fair values used for certain financial instruments and establish a fair value hierarchy. The hierarchy prioritizes valuation inputs into three levels based on the

extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels:

- Level 1 – Observable inputs such as quoted prices in active markets;

- Level 2 – Inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and

- Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

When available, American uses quoted market prices to determine the fair value of its financial assets. If quoted market prices are not available, American measures fair value using valuation techniques that use, when possible, current market-based or independently-sourced market parameters, such as interest rates and currency rates.

American utilizes the market approach to measure the fair value of its financial assets. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets. American's short-term investments, restricted cash and restricted short-term investments classified as Level 2 primarily utilize broker quotes in a non-active market for valuation of these securities. No changes in valuation techniques or inputs occurred during the year ended December 31, 2022.

Assets measured at fair value on a recurring basis are summarized below (in millions):

	Fair Value Measurements as of December 31, 2022			
	Total	Level 1	Level 2	Level 3
Short-term investments [1], [2]:				
Money market funds	$ 731	$ 731	$ —	$ —
Corporate obligations	3,688	—	3,688	—
Bank notes/certificates of deposit/time deposits	3,654	—	3,654	—
Repurchase agreements	450	—	450	—
	8,523	731	7,792	—
Restricted cash and short-term investments [1], [3]	995	535	460	—
Long-term investments [4]	245	245	—	—
Total	$9,763	$1,511	$8,252	$ —

	Fair Value Measurements as of December 31, 2021			
	Total	Level 1	Level 2	Level 3
Short-term investments [1]:				
Money market funds	$ 106	$106	$ —	$ —
Corporate obligations	8,665	—	8,665	—
Bank notes/certificates of deposit/time deposits	2,194	—	2,194	—
Repurchase agreements	1,190	—	1,190	—
	12,155	106	12,049	—
Restricted cash and short-term investments [1], [3]	990	654	336	—
Long-term investments [4]	239	239	—	—
Total	$13,384	$999	$12,385	$ —

(1) All short-term investments are classified as available-for-sale and stated at fair value. Unrealized gains and losses are recorded in accumulated other comprehensive loss at each reporting period. There were no credit losses.

(2) American's short-term investments as of December 31, 2022 mature in one year or less.

(3) Restricted cash and short-term investments primarily include collateral held to support workers' compensation obligations, collateral associated with the payment of interest for the AAdvantage Financing and money market funds to be used to finance a substantial portion of the cost of the renovation and expansion of Terminal 8 at JFK.

(4) Long-term investments include American's equity investments in China Southern Airlines Company Limited (China Southern Airlines) and Vertical Aerospace Ltd. (Vertical) and as of December 31, 2022, American's long-term investments also include GOL. See Note 7 for further information on American's equity investments.

Fair Value of Debt

The fair value of American's long-term debt was estimated using quoted market prices or discounted cash flow analyses based on American's current estimated incremental borrowing rates for similar types of borrowing arrangements. If American's long-term debt was measured at fair value, it would have been classified as Level 2 in the fair value hierarchy.

The carrying value and estimated fair value of American's long-term debt, including current maturities, were as follows (in millions):

| | December 31, 2022 | | December 31, 2021 | |
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt, including current maturities	$29,679	$28,453	$31,357	$32,999

7. Investments

To help expand American's network and as part of its ongoing commitment to sustainability, American enters into various commercial relationships or other strategic partnerships, including equity investments, with other airlines and companies. American's equity investments are reflected in other assets on its consolidated balance sheets. American's share of equity method investees' financial results and changes in fair value are recorded in nonoperating other income, net on the consolidated statements of operations.

American's equity investments ownership interest and carrying value were:

| | | Ownership Interest December 31, | | Carrying Value (in millions) December 31, | |
	Accounting Treatment	2022	2021	2022	2021
Republic Holdings	Equity Method	25.0%	25.0%	$222	$202
China Southern Airlines	Fair Value	1.5%	1.8%	176	163
Other investments (a)	Various			212	83
Total				$610	$448

(a) Other investments

Other investments primarily include American's investment in Vertical, which is accounted for at fair value, and in 2022, American's investments in JetSmart Airlines SpA (JetSMART) and GOL.

In April 2022, American completed an investment agreement with GOL, a Brazilian low-cost airline, and invested $200 million in 22.2 million of newly issued preferred shares. The total consideration of $200 million was allocated on its consolidated balance sheet as follows based on relative fair values: $81 million to the preferred shares, which is reflected within other assets, and $119 million to the indefinite-lived intangible asset derived from the related commercial agreements. The ownership interest is accounted for at fair value based on GOL's stock price and mark-to-market adjustments are recorded to nonoperating other income, net on the consolidated statement of operations.

In December 2022, American completed an investment agreement with JetSMART, an ultra-low-cost carrier operating in South America, representing a 35.4% ownership. This ownership interest is accounted for under the equity method and American's portion of JetSMART's financial results is recognized within nonoperating other income, net on the consolidated statement of operations.

8. Employee Benefit Plans

American sponsors defined benefit and defined contribution pension plans for eligible employees. The defined benefit pension plans provide benefits for participating employees based on years of service and average compensation for a specified period of time before retirement. Effective November 1, 2012, substantially all of American's defined benefit pension plans were frozen and American began providing enhanced benefits under its defined contribution pension plans for certain employee groups. American uses a December 31 measurement date for all of its defined benefit pension plans. American also provides certain retiree medical and other postretirement benefits, including health care and life insurance benefits, to retired employees.

Effective January 1, 2021, health coverage under American's retiree medical benefit program that is currently provided to certain retirees age 65 and over who retired prior to November 1, 2012, transitioned from a self-insured plan to a fully-insured Medicare Advantage plan. Benefits coverage has not been reduced and cost shared has not changed as a result of this transition. Due to this transition, as of December 31, 2020, American recognized a negative plan amendment to reduce its benefit obligation, which was included as a component of prior service benefit in accumulated other comprehensive income (loss) (AOCI) and will be amortized over the average remaining life expectancy of all retirees. As of December 31, 2022, $179 million of prior service benefit remains to be amortized over a remaining period of approximately 11 years.

Benefit Obligations, Fair Value of Plan Assets and Funded Status

The following tables provide a reconciliation of the changes in the pension and retiree medical and other postretirement benefits obligations, fair value of plan assets and a statement of funded status as of December 31, 2022 and 2021:

	Pension Benefits		Retiree Medical and Other Postretirement Benefits	
	2022	2021	2022	2021
	(In millions)			
Benefit obligation at beginning of period	$18,791	$19,690	$1,098	$1,046
Service cost	3	3	16	12
Interest cost	552	523	30	30
Actuarial gain [1], [2]	(4,534)	(606)	(167)	(57)
Special termination benefits [3]	—	—	—	139
Other	—	(1)	3	—
Benefit payments	(864)	(818)	(74)	(72)
Benefit obligation at end of period	$13,948	$18,791	$ 906	$1,098
Fair value of plan assets at beginning of period	$14,605	$13,477	$ 167	$ 170
Actual return (loss) on plan assets	(1,924)	1,700	(18)	21
Employer contributions [4]	4	247	58	48
Settlements	—	(1)	—	—
Benefit payments	(864)	(818)	(74)	(72)
Fair value of plan assets at end of period	$11,821	$14,605	$ 133	$ 167
Funded status at end of period	$ (2,127)	$ (4,186)	$ (773)	$ (931)

---

[1] The 2022 and 2021 pension actuarial gain primarily relates to the change in American's weighted average discount rate assumption.

[2] The 2022 and 2021 retiree medical and other postretirement benefits actuarial gain primarily relates to the change in American's weighted average discount rate assumption and, in 2021, plan experience adjustments.

[3] During the first quarter of 2021, American remeasured its retiree medical and other postretirement benefits to account for enhanced healthcare benefits provided to eligible team members who opted into voluntary early retirement programs offered as a result of reductions to its operation due to the COVID-19 pandemic. As a result, during 2021, American recognized a $139 million special charge for these enhanced healthcare benefits and increased its postretirement benefits obligation by $139 million.

[4] In January 2021, American made $241 million in contributions to its pension plans, including a contribution of $130 million for the 2020 calendar year that was permitted to be deferred to January 4, 2021 as provided under the CARES Act.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES, INC.

Balance Sheet Position

	Pension Benefits		Retiree Medical and Other Postretirement Benefits	
	2022	2021	2022	2021
	(In millions)			
As of December 31,				
Current liability	$ 4	$ 7	$ 85	$ 90
Noncurrent liability	2,123	4,179	688	841
Total liabilities	$2,127	$4,186	$ 773	$ 931
Net actuarial loss (gain)	$3,609	$5,241	$(505)	$(396)
Prior service cost (benefit)	18	46	(148)	(167)
Total accumulated other comprehensive loss (income), pre-tax	$3,627	$5,287	$(653)	$(563)

Plans with Projected Benefit Obligations Exceeding Fair Value of Plan Assets

	Pension Benefits	
	2022	2021
	(In millions)	
Projected benefit obligation	$13,948	$18,791
Fair value of plan assets	11,821	14,605

Plans with Accumulated Benefit Obligations Exceeding Fair Value of Plan Assets

	Pension Benefits		Retiree Medical and Other Postretirement Benefits	
	2022	2021	2022	2021
	(In millions)			
Accumulated benefit obligation	$13,941	$18,782	$ —	$ —
Accumulated postretirement benefit obligation	—	—	906	1,098
Fair value of plan assets	11,821	14,605	133	167

Net Periodic Benefit Cost (Income)

	Pension Benefits			Retiree Medical and Other Postretirement Benefits		
	2022	2021	2020	2022	2021	2020
	(In millions)					
Defined benefit plans:						
Service cost	$ 3	$ 3	$ 2	$ 16	$ 12	$ 8
Interest cost	552	523	611	30	30	30
Expected return on assets	(1,133)	(1,078)	(1,005)	(12)	(12)	(11)
Special termination benefits	—	—	—	—	139	410
Settlements	—	—	12	—	—	—
Amortization of:						
Prior service cost (benefit)	28	28	29	(14)	(13)	(135)
Unrecognized net loss (gain)	156	211	164	(30)	(24)	(24)
Net periodic benefit cost (income)	$ (394)	$ (313)	$ (187)	$(10)	$132	$ 278

The service cost component of net periodic benefit cost (income) is included in operating expenses, the cost for the special termination benefits is included in special items, net and the other components of net periodic benefit cost (income) are included in nonoperating other income, net on American's consolidated statements of operations.

Assumptions

The following actuarial assumptions were used to determine American's benefit obligations and net periodic benefit cost (income) for the periods presented:

	Pension Benefits		Retiree Medical and Other Postretirement Benefits	
	2022	2021	2022	2021
Benefit obligations:				
Weighted average discount rate	5.6%	3.0%	5.7%	2.8%

	Pension Benefits			Retiree Medical and Other Postretirement Benefits		
	2022	2021	2020	2022	2021	2020
Net periodic benefit cost (income):						
Weighted average discount rate	3.0%	2.7%	3.4%	2.8%	2.4%	3.2%
Weighted average expected rate of return on plan assets	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%
Weighted average health care cost trend rate assumed for next year [1]	N/A	N/A	N/A	5.8%	4.8%	4.0%

[1] The weighted average health care cost trend rate at December 31, 2022 is assumed to decline gradually to 4.4% by 2029 and remain level thereafter.

As of December 31, 2022, American's estimate of the long-term rate of return on plan assets was 8.0% based on the target asset allocation. Expected returns on long duration bonds are based on yields to maturity of the bonds held at year-end. Expected returns on other assets are based on a combination of long-term historical returns, actual returns on plan assets achieved over the last 10 years, current and expected market conditions, and expected value to be generated through active management and securities lending programs.

Minimum Contributions

American is required to make minimum contributions to its defined benefit pension plans under the minimum funding requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and various other laws for U.S. based plans as well as underfunding rules specific to countries where American maintains defined benefit plans. Based on current funding assumptions, American has minimum required contributions of $67 million for 2023. American's funding obligations will depend on the performance of American's investments held in a trust by the pension plans, interest rates for determining liabilities, the amount of and timing of any supplemental contributions and American's actuarial experience.

Benefit Payments

The following benefit payments, which reflect expected future service as appropriate, are expected to be paid (approximately, in millions):

	2023	2024	2025	2026	2027	2028-2032
Pension benefits	$915	$944	$973	$997	$1,018	$5,233
Retiree medical and other postretirement benefits	102	100	98	97	95	428

Plan Assets

The objectives of American's investment policies are to: maintain sufficient income and liquidity to pay retirement benefits; produce a long-term rate of return that meets or exceeds the assumed rate of return for plan assets; limit the volatility of asset performance and funded status; and diversify assets among asset classes and investment managers.

Based on these investment objectives, a long-term strategic asset allocation has been established. This strategic allocation seeks to balance the potential benefit of improving the funded position with the potential risk that the funded position would decline. The current strategic target asset allocation is as follows:

Asset Class/Sub-Class	Allowed Range
Equity	45% - 80%
Public:	
U.S. Large	10% - 40%
U.S. Small/Mid	2% - 10%
International	10% - 25%
International Small/Mid	0% - 10%
Emerging Markets	2% - 15%
Private Equity	5% - 30%
Fixed Income	20% - 55%
Public:	
U.S. Long Duration	15% - 45%
High Yield and Emerging Markets	0% - 10%
Private Income	0% - 15%
Other	0% - 5%
Cash Equivalents	0% - 20%

Public equity investments are intended to provide a real return over a full market cycle and, therefore, to contribute to the pension plan's long-term objective. Public fixed income investments are intended to provide income to the plan and offer the potential for long term capital appreciation. Private investments, such as private equity and private income, are used to provide higher expected returns than public markets over the long-term by assuming reduced levels of liquidity and higher levels of risk. The pension plan's master trust participates in securities lending programs to generate additional income by loaning plan assets to borrowers on a fully collateralized basis. The pension plan's master trust will also engage in derivative instruments to equitize residual levels of cash as well as hedge the pension plan's exposure to interest rates. Such programs are subject to market risk and counterparty risk.

Investments in securities traded on recognized securities exchanges are valued at the last reported sales price on the last business day of the year. Securities traded in the over-the-counter market are valued at the last bid price. Investments in limited partnerships are carried at estimated net asset value (NAV) as determined by and reported by the general partners of the partnerships and represent the proportionate share of the estimated fair value of the underlying assets of the limited partnerships. Mutual funds are valued once daily through a NAV calculation provided at the end of each trade day. Common/collective trusts are valued at NAV based on the fair values of the underlying investments of the trusts as determined by the sponsor of the trusts. No changes in valuation techniques or inputs occurred during the year.

Benefit Plan Assets Measured at Fair Value on a Recurring Basis

The fair value of American's pension plan assets at December 31, 2022 and 2021, by asset category, were as follows (in millions) [1]:

	December 31, 2022				December 31, 2021			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity [2]	$3,055	$ —	$—	$ 3,055	$4,583	$ 2	$ 4	$ 4,589
Fixed income [3]	206	2,917	—	3,123	153	3,994	—	4,147
Other [4]	74	278	75	427	134	340	54	528
Measured at NAV [5]:								
Common collective trusts [6]	—	—	—	1,694	—	—	—	2,514
Private investments [7]	—	—	—	3,522	—	—	—	2,827
Total plan assets	$3,335	$3,195	$75	$11,821	$4,870	$4,336	$58	$14,605

[1] See Note 6 for a description of the levels within the fair value hierarchy.

[2] Equity investments include domestic and international common stock, preferred stock and exchange traded funds invested in equity securities.

[3] Fixed income investments include corporate, government and U.S. municipal bonds, as well as mutual funds invested in fixed income securities.

[4] Other primarily includes a short-term investment fund, cash and cash equivalents, and net receivables and payables of the master trust for dividends, interest and amounts due to or from the sale and purchase of securities.

[5] Includes investments that were measured at NAV per share (or its equivalent) as a practical expedient that have not been classified in the fair value hierarchy.

[6] Common collective trusts include commingled funds primarily invested in equity securities. For some trusts, requests for withdrawals must meet specific requirements with advance notice of redemption preferred.

[7] Private investments include limited partnerships that invest primarily in domestic private equity and private income opportunities. The pension plan's master trust does not have the right to redeem its limited partnership investment at its NAV, but rather receives distributions as the underlying assets are liquidated. It is estimated that the underlying assets of these funds will be gradually liquidated over the next 10 years. As of December 31, 2022, the pension plan's master trust has future funding commitments to these limited partnerships of approximately $1.5 billion over the next five years.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES, INC.

Changes in fair value measurements of Level 3 investments during the years ended December 31, 2022 and 2021, were as follows (in millions):

	2022	2021
Balance at beginning of year	$58	$17
Actual gain on plan assets:		
Relating to assets still held at the reporting date	1	10
Purchases	29	32
Sales	(9)	(1)
Transfers out	(4)	—
Balance at end of year	$75	$58

Plan assets in the retiree medical and other postretirement benefits plans' are primarily Level 2 mutual funds valued by quoted prices on the active market, which is fair value, and represents the NAV of the shares of such funds as of the close of business at the end of the period. NAV is based on the fair market value of the funds' underlying assets and liabilities at the date of determination.

Defined Contribution and Multiemployer Plans

The costs associated with American's defined contribution plans were $916 million, $893 million and $835 million for the years ended December 31, 2022, 2021 and 2020, respectively.

American participates in the International Association of Machinists & Aerospace Workers (IAM) National Pension Fund, Employer Identification No. 51-6031295 and Plan No. 002 (the IAM Pension Fund). American's contributions to the IAM Pension Fund were $46 million, $43 million and $40 million for the years ended December 31, 2022, 2021 and 2020, respectively. The IAM Pension Fund reported $507 million in employers' contributions for the year ended December 31, 2021, which is the most recent year for which such information is available. For 2021, American's contributions represented more than 5% of total contributions to the IAM Pension Fund.

On March 29, 2019, the actuary for the IAM Pension Fund certified that the fund was in "endangered" status despite reporting a funded status of over 80%. Additionally, the IAM Pension Fund's Board voluntarily elected to enter into "critical" status on April 17, 2019. Upon entry into critical status, the IAM Pension Fund was required by law to adopt a rehabilitation plan aimed at restoring the financial health of the pension plan and did so on April 17, 2019 (the Rehabilitation Plan). Under the Rehabilitation Plan, American was subject to an immaterial contribution surcharge, which ceased to apply June 14, 2019 upon American's mandatory adoption of a contribution schedule under the Rehabilitation Plan. The contribution schedule requires 2.5% annual increases to its contribution rate. This contribution schedule will remain in effect through the earlier of December 31, 2031 or the date the IAM Pension Fund emerges from critical status.

9. Accumulated Other Comprehensive Loss

The components of AOCI are as follows (in millions):

	Pension, Retiree Medical and Other Postretirement Benefits	Unrealized Loss on Investments	Income Tax Provision [1]	Total
Balance at December 31, 2020	$(6,215)	$(2)	$ (977)	$(7,194)
Other comprehensive income (loss) before reclassifications	1,289	—	(292)	997
Amounts reclassified from AOCI	202	—	(46) [2]	156
Net current-period other comprehensive income (loss)	1,491	—	(338)	1,153
Balance at December 31, 2021	(4,724)	(2)	(1,315)	(6,041)
Other comprehensive income (loss) before reclassifications	1,610	(4)	(363)	1,243
Amounts reclassified from AOCI	140	—	(32) [2]	108
Net current-period other comprehensive income (loss)	1,750	(4)	(395)	1,351
Balance at December 31, 2022	$(2,974)	$(6)	$(1,710)	$(4,690)

[1] Relates principally to pension, retiree medical and other postretirement benefits obligations that will not be recognized in net income (loss) until the obligations are fully extinguished.

[2] Relates to pension, retiree medical and other postretirement benefits obligations and is recognized within the income tax provision (benefit) on American's consolidated statements of operations.

Reclassifications out of AOCI for the years ended December 31, 2022 and 2021 are as follows (in millions):

	Amounts reclassified from AOCI Year Ended December 31,		Affected line items on the consolidated statements of operations
AOCI Components	2022	2021	
Amortization of pension, retiree medical and other postretirement benefits:			
Prior service cost	$ 11	$ 11	Nonoperating other income, net
Actuarial loss	97	145	Nonoperating other income, net
Total reclassifications for the period, net of tax	$108	$156	

Amounts allocated to other comprehensive income (loss) for income taxes will remain in AOCI until American ceases all related activities, such as termination of the pension plan.

10. Commitments, Contingencies and Guarantees

(a) Aircraft, Engine and Other Purchase Commitments

Under all of American's aircraft and engine purchase agreements, its total future commitments as of December 31, 2022 are expected to be as follows (approximately, in millions):

	2023	2024	2025	2026	2027	2028 and Thereafter	Total
Payments for aircraft and engine commitments [1]	$1,485	$2,678	$3,896	$3,214	$988	$65	$12,326

[1] These amounts are net of purchase deposits currently held by the manufacturers. American's purchase deposits held by all manufacturers totaled $613 million and $517 million as of December 31, 2022 and 2021, respectively.

Due to the uncertainty surrounding the timing of delivery of certain aircraft, the amounts in the table represent American's most current estimate based on contractual delivery schedules adjusted for updates and revisions to such schedules communicated to management by the applicable equipment manufacturer. However, the actual delivery schedule may differ, potentially materially, based on various potential factors including production delays by the manufacturer and regulatory concerns.

Additionally, the amounts in the table exclude four Boeing 787-8 aircraft scheduled to be delivered in 2023 and five Boeing 787-9 aircraft scheduled to be delivered in 2024, for which American has obtained committed lease financing. See Note 4 for information regarding this operating lease commitment.

Additionally, American has purchase commitments related to aircraft fuel, flight equipment maintenance, information technology support and construction projects as follows (approximately): $5.7 billion in 2023, $3.0 billion in 2024, $1.7 billion in 2025, $231 million in 2026, $126 million in 2027 and $941 million in 2028 and thereafter. These amounts exclude obligations under certain fuel offtake agreements or other agreements for which the timing of the related expenditure is uncertain, or which are subject to material contingencies, such as the construction of a production facility.

(b) Capacity Purchase Agreements with Third-Party Regional Carriers

American has capacity purchase agreements with third-party regional carriers. The capacity purchase agreements provide that all revenues, including passenger, in-flight, ancillary, mail and freight revenues, go to American. American controls marketing, scheduling, ticketing, pricing and seat inventories. In return, American agrees to pay predetermined fees to these airlines for operating an agreed-upon number of aircraft, without regard to the number of passengers on board. In addition, these agreements provide that American either reimburses or pays 100% of certain variable costs, such as airport landing fees, fuel and passenger liability insurance.

As of December 31, 2022, American's capacity purchase agreements with third-party regional carriers had expiration dates ranging from 2023 to 2033, with rights of American to extend the respective terms of certain agreements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES, INC.

As of December 31, 2022, American's minimum obligations under its capacity purchase agreements with third-party regional carriers are as follows (approximately, in millions):

	2023	2024	2025	2026	2027	2028 and Thereafter	Total
Minimum obligations under capacity purchase agreements with third-party regional carriers [1]	$1,791	$1,950	$1,866	$1,298	$944	$1,399	$9,248

[1] Represents minimum payments under capacity purchase agreements with third-party regional carriers. These commitments are estimates of costs based on assumed minimum levels of flying under the capacity purchase agreements and American's actual payments could differ materially. Excludes rental payments under operating leases for certain aircraft flown under these capacity purchase agreements, which are reflected in the operating lease obligations in Note 4.

(c) Airport Redevelopment

Los Angeles International Airport (LAX)

From time to time, airports where American has operations engage in construction projects, often substantial, that result in new or improved facilities that are ultimately funded through increases in the rent and other occupancy costs payable by airlines using the airport. Unlike this construction and funding model, American is managing a project at LAX where it has legal title to the assets during construction. In 2018, American executed a lease agreement with Los Angeles World Airports (LAWA), which owns and operates LAX, in connection with a $1.6 billion modernization project related to LAX Terminals 4 and 5. Construction, which started in October 2018 and is expected to be completed in 2028, will occur in a phased approach. The modernization project will include a unified departure hall to the entranceway of Terminals 4 and 5, reconfigured ticket counter and check-in areas with seamless access to security screening areas, 10 new security screening lanes with automated technology in addition to the existing Terminal 5 lanes, and a new Terminal 4 South concourse with more open and upgraded amenities at gate areas. The project will also include renovated break rooms, multi-use meeting rooms and team gathering spaces throughout the terminals to support American's team members at LAX. In 2022, American completed construction of the Terminal 4 and 5 core, which provides a central location between the terminals and allows direct access to the check-in lobby and baggage claim in Terminal 5.

As each phase is completed and ready for use, the assets will be sold and transferred to LAWA, including the site improvements and non-proprietary improvements. As American controls the assets during construction, they are recognized on its balance sheet until the assets are sold and transferred to LAWA. As of December 31, 2022, American has incurred approximately $579 million in costs relating to the LAX modernization project, of which $241 million were incurred in 2022 and have been included within operating property and equipment on its consolidated balance sheets and included within airport construction projects, net of reimbursements on its consolidated statements of cash flows. As of December 31, 2022, American has sold and transferred $176 million of non-proprietary improvements to LAWA, of which $44 million occurred during 2022. For non-proprietary improvements which are not yet ready for use, any cash payments received from LAWA will be reflected as a financial liability. As of December 31, 2022, American has received $141 million in cash proceeds for non-proprietary improvements which are not yet ready for use, and therefore have not been sold and transferred back to LAWA. These proceeds are currently included in other accrued liabilities and noncurrent other liabilities on American's consolidated balance sheet and are reflected as financing activities on its consolidated statement of cash flows.

JFK

In January 2020, American and British Airways announced the start of construction projects to upgrade New York's JFK Terminal 8. The renovation projects at Terminal 8 include: (i) the reconfiguration or elimination of certain existing gates and the construction of widebody gates, (ii) the construction of approximately 51,000 square feet of new terminal building space and the refurbishment of 73,300 square feet of existing terminal space, (iii) the expansion of the baggage system capacity of Terminal 8, (iv) improvements to the premium passenger lounges, check-in and, potentially, security access areas, and (v) bathroom refreshment, new signage, and other upgrades. The construction project is substantially complete and remaining construction on the baggage handling system expansion and bathroom refurbishments are expected to be fully completed in early 2023. As of December 31, 2022, American has incurred $348 million in construction costs to upgrade Terminal 8, of which $172 million was incurred in 2022. These costs have been included in airport construction projects, net of reimbursements on American's consolidated statements of cash flows.

(d) Off-Balance Sheet Arrangements

Pass-Through Trusts

American currently has 352 owned aircraft and 60 owned spare aircraft engines, which in each case were financed with EETCs issued by pass-through trusts. These trusts are off-balance sheet entities, the primary purpose of which is to finance the acquisition of flight equipment or to permit issuance of debt backed by existing flight equipment. In the case of aircraft EETCs, rather than finance each aircraft separately when such aircraft is purchased, delivered or refinanced, these trusts allow American to raise the financing for a number of aircraft at one time and, if applicable, place such funds in escrow pending a future purchase, delivery or refinancing of the relevant aircraft. Similarly, in the case of the spare engine EETCs, the trusts allow American to use its existing pool of spare engines to raise financing under a single facility. The trusts have also been structured to provide for certain credit enhancements, such as liquidity facilities to cover certain interest payments, that reduce the risks to the purchasers of the trust certificates and, as a result, reduce the cost of aircraft financing to American.

Each trust covers a set number of aircraft or spare engines scheduled to be delivered, financed or refinanced upon the issuance of the EETC or within a specific period of time thereafter. At the time of each covered aircraft or spare engine financing, the relevant trust used the proceeds of the issuance of the EETC (which may have been available at the time of issuance thereof or held in escrow until financing of the applicable aircraft following its delivery) to purchase equipment notes relating to the financed aircraft or engines. The equipment notes are issued, at American's election, in connection with a mortgage financing of the aircraft or spare engines. The equipment notes are secured by a security interest in the aircraft or engines, as applicable. The pass-through trust certificates are not direct obligations of, nor are they guaranteed by, AAG or American. However, the equipment notes issued to the trusts are direct obligations of American and, in certain instances, have been guaranteed by AAG. As of December 31, 2022, $9.2 billion associated with these mortgage financings is reflected as debt in the accompanying consolidated balance sheet.

Letters of Credit and Other

American provides financial assurance, such as letters of credit and surety bonds, primarily to support airport commitments. As of December 31, 2022, American had $218 million of letters of credit and surety bonds securing various obligations, of which $100 million is collateralized with American's restricted cash. The letters of credit and surety bonds that are subject to expiration will expire on various dates through 2026.

(e) Legal Proceedings

Private Party Antitrust Action Related to Passenger Capacity. American, along with Delta Air Lines, Inc., Southwest Airlines Co., United Airlines, Inc. and, in the case of litigation filed in Canada, Air Canada, were named as defendants in approximately 100 putative class action lawsuits alleging unlawful agreements with respect to air passenger capacity. The U.S. lawsuits were consolidated in the Federal District Court for the District of Columbia (the DC Court). On June 15, 2018, American reached a settlement agreement with the plaintiffs in the amount of $45 million to resolve all class claims in the U.S. lawsuits. That settlement was approved by the DC Court on May 13, 2019, however three parties who objected to the settlement have appealed that decision to the United States Court of Appeals for the District of Columbia. American believes these appeals are without merit and intends to vigorously defend against them.

Private Party Antitrust Action Related to the Merger. On August 6, 2013, a lawsuit captioned Carolyn Fjord, et al., v. AMR Corporation, et al., was filed in the United States Bankruptcy Court for the Southern District of New York (Bankruptcy Court). The complaint named as defendants US Airways Group, US Airways, Inc., AMR Corporation and American, alleged that the effect of the merger of US Airways Group and AMR Corporation (the Merger) may be to create a monopoly in violation of Section 7 of the Clayton Antitrust Act, and sought injunctive relief and/or divestiture. On November 27, 2013, the Bankruptcy Court denied plaintiffs' motion to preliminarily enjoin the Merger. On August 29, 2018, the Bankruptcy Court denied in part defendants' motion for summary judgment, and fully denied plaintiffs' cross-motion for summary judgment. The parties' evidentiary cases were presented before the Bankruptcy Court in a bench trial in March 2019 and the parties submitted proposed findings of fact and conclusions of law and made closing arguments in April 2019. On January 29, 2021, the Bankruptcy Court published its decision finding in American's favor. On March 25, 2022, the U.S. District Court for the Southern District of New York entered judgment affirming the Bankruptcy Court's decision. On April 21, 2022, plaintiffs appealed that decision to the United States Court of Appeals for the Second Circuit. The appeal is fully briefed and scheduled for oral argument on March 13, 2023. American believes this lawsuit is without merit and intends to continue to vigorously defend against it, including against any further appeals by the plaintiffs.

Government Antitrust Action Related to the Northeast Alliance. On September 21, 2021, the United States Department of Justice (the DOJ), joined by Attorneys General from six states and the District of Columbia, filed an antitrust complaint against American and JetBlue Airways Corporation (JetBlue) in the District of Massachusetts alleging that American and JetBlue violated U.S. antitrust law in connection with the previously disclosed Northeast Alliance arrangement (NEA). The parties presented their respective cases in a bench trial that commenced on September 27, 2022. Closing arguments from both parties were presented on November 18, 2022. A decision is expected in the first quarter of 2023.

Also on September 21, 2021, the United States Department of Transportation (DOT) published a Clarification Notice relating to the agreement that had been reached between the DOT, American, and JetBlue in January 2021, at the conclusion of the DOT's review of the NEA (DOT Agreement). The DOT Clarification Notice stated, among other things, that the DOT Agreement remains in force during the pendency of the DOJ action against the NEA and, while the DOT retains independent statutory authority to prohibit unfair methods of competition in air transportation, the DOT intends to defer to the DOJ to resolve the antitrust concerns that the DOJ has identified with respect to the NEA. The DOT simultaneously published a Notice Staying Proceeding in relation to a complaint by Spirit Airlines, Inc. regarding the NEA, pending resolution of the DOJ action described above. On September 30, 2022, the DOT issued a further statement referencing the prior Clarification Notice and, among other things,

indicating its intention to continue working with the DOJ in its efforts to resolve the ongoing proceedings regarding the NEA.

Private Party Antitrust Actions Related to the Northeast Alliance. On December 5, 2022 and December 7, 2022, two private party plaintiffs filed putative class action antitrust complaints against American and JetBlue in the Eastern District of New York alleging that American and JetBlue violated U.S. antitrust law in connection with the previously disclosed NEA. These actions were consolidated on January 10, 2023. The private party plaintiffs filed an amended consolidated complaint on February 3, 2023. In February 2023, private party plaintiffs filed two additional putative class action antitrust complaints against American and JetBlue in the District of Massachusetts and the Eastern District of New York, respectively. American believes these lawsuits are without merit and is defending against them vigorously.

General. In addition to the specifically identified legal proceedings, American and its subsidiaries are also engaged in other legal proceedings from time to time. Legal proceedings can be complex and take many months, or even years, to reach resolution, with the final outcome depending on a number of variables, some of which are not within American's control. Therefore, although American will vigorously defend itself in each of the actions described above and such other legal proceedings, their ultimate resolution and potential financial and other impacts on American are uncertain but could be material.

(f) Guarantees and Indemnifications

American is a party to many routine contracts in which it provides general indemnities in the normal course of business to third parties for various risks. American is not able to estimate the potential amount of any liability resulting from the indemnities. These indemnities are discussed in the following paragraphs.

In its aircraft financing agreements, American generally indemnifies the financing parties, trustees acting on their behalf and other relevant parties against liabilities (including certain taxes) resulting from the financing, manufacture, design, ownership, operation and maintenance of the aircraft regardless of whether these liabilities (including certain taxes) relate to the negligence of the indemnified parties.

American's loan agreements and certain other financing transactions may obligate American to reimburse the applicable lender for incremental costs due to a change in law that imposes (i) any reserve or special deposit requirement against assets of, deposits with or credit extended by such lender related to the loan, (ii) any tax, duty or other charge with respect to the loan (except standard income tax) or (iii) capital adequacy requirements. In addition, American's loan agreements and other financing arrangements typically contain a withholding tax provision that requires American to pay additional amounts to the applicable lender or other financing party, generally if withholding taxes are imposed on such lender or other financing party as a result of a change in the applicable tax law.

In certain transactions, including certain aircraft financing leases and loans, the lessors, lenders and/ or other parties have rights to terminate the transaction based on changes in foreign tax law, illegality or certain other events or circumstances. In such a case, American may be required to make a lump sum payment to terminate the relevant transaction.

American has general indemnity clauses in many of its airport and other real estate leases where American as lessee indemnifies the lessor (and related parties) against liabilities related to American's

use of the leased property. Generally, these indemnifications cover liabilities resulting from the negligence of the indemnified parties, but not liabilities resulting from the gross negligence or willful misconduct of the indemnified parties. In addition, American provides environmental indemnities in many of these leases for contamination related to American's use of the leased property.

Under certain contracts with third parties, American indemnifies the third-party against legal liability arising out of an action by the third-party, or certain other parties. The terms of these contracts vary and the potential exposure under these indemnities cannot be determined. American has liability insurance protecting American for some of the obligations it has undertaken under these indemnities.

American is required to make principal and interest payments for certain special facility revenue bonds issued by municipalities primarily to build or improve airport facilities and purchase equipment, which are leased to American. The payment of principal and interest of certain special facility revenue bonds is guaranteed by American. As of December 31, 2022, the remaining lease payments through 2035 guaranteeing the principal and interest on these bonds are $538 million and the current carrying amount of the associated operating lease liability in the accompanying consolidated balance sheet is $321 million.

As of December 31, 2022, American had issued guarantees covering AAG's $1.8 billion aggregate principal amount of the PSP1 Promissory Note due April 2030, $1.0 billion aggregate principal amount of the PSP2 Promissory Note due January 2031, $959 million aggregate principal amount of the PSP3 Promissory Note due April 2031, $1.0 billion aggregate principal amount of 6.50% convertible senior notes due July 2025 and $500 million aggregate principal amount of 3.75% senior notes due March 2025.

(g) Credit Card Processing Agreements

American has agreements with companies that process customer credit card transactions for the sale of air travel and other services. American's agreements allow these credit card processing companies, under certain conditions, to hold an amount of its cash (referred to as a holdback) equal to all or a portion of advance ticket sales that have been processed by that company, but for which American has not yet provided the air transportation. These holdback requirements can be implemented at the discretion of the credit card processing companies upon the occurrence of specific events, including material adverse changes in American's financial condition or the triggering of a liquidity covenant. These credit card processing companies are not currently entitled to maintain any holdbacks. The imposition of holdback requirements would reduce American's liquidity.

(h) Labor Negotiations

As of December 31, 2022, American employed approximately 102,000 active full-time equivalent (FTE) employees. Of the total active FTE employees, 87% are covered by collective bargaining agreements (CBAs) with various labor unions and 53% are covered by CBAs that are currently amendable or that will become amendable within one year. CBAs covering American's mainline pilots, flight attendants and passenger service are now amendable.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN AIRLINES, INC.

11. Supplemental Cash Flow Information

Supplemental disclosure of cash flow information and non-cash investing and financing activities are as follows (in millions):

	Year Ended December 31,		
	2022	2021	2020
Non-cash investing and financing activities:			
Equity investments	$ 12	$ 88	$ —
Settlement of bankruptcy obligations	—	4	56
Deferred financing costs paid through issuance of debt	—	—	17
Supplemental information:			
Interest paid, net	1,716	1,481	877
Income taxes paid	2	2	6

12. Operating Segments and Related Disclosures

American is managed as a single business unit that provides air transportation for passengers and cargo. This allows it to benefit from an integrated revenue pricing and route network that includes American and AAG's wholly-owned and third-party regional carriers that fly under capacity purchase agreements operating as American Eagle. The flight equipment of all these carriers is combined to form one fleet that is deployed through a single route scheduling system. Financial information and annual operational plans and forecasts are prepared and reviewed by the chief operating decision maker at the consolidated level. When making operational decisions, the chief operating decision maker evaluates flight profitability data, which considers aircraft type and route economics, but is indifferent to the results of the individual regional carriers. The objective in making operational decisions is to maximize consolidated financial results, not the individual results of American or American Eagle.

See Note 1(m) for American's passenger revenue by geographic region. American's tangible assets consist primarily of flight equipment, which are mobile across geographic markets and, therefore, have not been allocated.

13. Share-based Compensation

The 2013 AAG Incentive Award Plan (the 2013 Plan) provides that awards may be in the form of an option, restricted stock award, restricted stock unit award, performance award, dividend equivalent award, deferred stock award, deferred stock unit award, stock payment award or stock appreciation right. The 2013 Plan initially authorized the grant of awards for the issuance of up to 40 million shares. Any shares underlying awards granted under the 2013 Plan that are forfeited, terminate or are settled in cash (in whole or in part) without the delivery of shares will again be available for grant.

For the years ended December 31, 2022, 2021 and 2020, American recorded $75 million, $95 million and $91 million, respectively, of share-based compensation costs principally in salaries, wages and benefits expense on its consolidated statements of operations.

During 2022, 2021 and 2020, AAG withheld approximately 1.2 million, 1.0 million and 0.7 million shares of AAG common stock, respectively, and paid approximately $21 million, $18 million and $15 million, respectively, in satisfaction of certain tax withholding obligations associated with employee equity awards.

Restricted Stock Unit Awards (RSUs)

The majority of American's RSUs have service conditions (time vested primarily over three years). The grant-date fair value of these RSUs is equal to the market price of the underlying shares of AAG common stock on the date of grant. The expense for these RSUs is recognized on a straight-line basis over the vesting period for the entire award. RSUs are classified as equity awards as the vesting results in the issuance of shares of AAG common stock.

RSU award activity for all plans for the years ended December 31, 2022, 2021 and 2020 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
	(In thousands)	
Outstanding at December 31, 2019	5,187	$37.01
Granted	5,883	22.07
Vested and released	(2,268)	39.46
Forfeited	(920)	29.78
Outstanding at December 31, 2020	7,882	$23.66
Granted	5,525	18.34
Vested and released	(3,314)	25.58
Forfeited	(692)	18.78
Outstanding at December 31, 2021	9,401	$20.17
Granted	5,882	15.93
Vested and released	(4,131)	21.04
Forfeited	(889)	18.04
Outstanding at December 31, 2022	10,263	$17.51

As of December 31, 2022, there was $93 million of unrecognized compensation cost related to RSUs. These costs are expected to be recognized over a weighted average period of one year. The total fair value of RSUs vested during the years ended December 31, 2022, 2021 and 2020 was $70 million, $62 million and $51 million, respectively.

14. Valuation and Qualifying Accounts (in millions)

	Balance at Beginning of Year	Additions Charged to Statement of Operations Accounts	Deductions	Balance at End of Year
Allowance for obsolescence of spare parts				
Year ended December 31, 2022	$588	$ 82	$(104)	$566
Year ended December 31, 2021	442	165	(19)	588
Year ended December 31, 2020	729	81	(368)	442

15. Transactions with Related Parties

The following represents the net receivables (payables) from or to related parties (in millions):

	December 31,	
	2022	2021
AAG [1]	$ 8,692	$ 7,613
AAG's wholly-owned subsidiaries [2]	(2,104)	(2,066)
Total	$ 6,588	$ 5,547

---

[1] The increase in American's net related party receivable from AAG is primarily due to American providing the cash funding for AAG's financing transactions.

[2] The net payable to AAG's wholly-owned subsidiaries consists primarily of amounts due under regional capacity purchase agreements with AAG's wholly-owned regional airlines operating under the brand name of American Eagle.

Pursuant to a capacity purchase agreement between American and AAG's wholly-owned regional airlines operating as American Eagle, American purchases all of the capacity from these carriers and recognizes passenger revenue from flights operated by American Eagle. In 2022, 2021 and 2020, American recognized expense of approximately $2.5 billion, $2.1 billion and $1.8 billion, respectively, related to wholly-owned regional airline capacity purchase agreements.

16. Subsequent Events

2013 Term Loan Facility Refinancing

In February 2023, American and AAG entered into the Seventh Amendment to Amended and Restated Credit and Guaranty Agreement (the Seventh Amendment) to the 2013 Credit Agreement, pursuant to which American extended the maturity date of all remaining term loans outstanding under the 2013 Term Loan Facility to February 2028 from June 2025. The Seventh Amendment also amended certain other terms of the 2013 Credit Agreement, including the interest rate for the 2013 Term Loan Facility, amortization schedule, the requirements for delivery of appraisals and certain covenants relating to dispositions of collateral. Additionally, the Seventh Amendment transitioned the benchmark interest rate from LIBOR to SOFR. As a result, the 2013 Term Loan Facility bears interest at a base rate (subject to a floor of 1.00%) plus an applicable margin of 1.75% or, at American's option, the SOFR rate for a tenor of one, three or six months, depending on the interest period selected by American (subject to a floor of 0.00%), plus the SOFR adjustment applicable to such interest period and an applicable margin of 2.75%. After giving effect to the issuance of the 7.25% Senior Secured Notes (as discussed below) and the application of the proceeds therefrom, there was $1.0 billion aggregate principal outstanding under the 2013 Term Loan Facility.

7.25% Senior Secured Notes

In February 2023, American issued $750 million aggregate principal amount of 7.25% senior secured notes due 2028 (the 7.25% Senior Secured Notes). The 7.25% Senior Secured Notes bear interest at a rate of 7.25% per annum (subject to increase if the collateral coverage ratio described below is not met). Interest on the 7.25% Senior Secured Notes is payable semiannually in arrears on February 15 and August 15 of each year, beginning on August 15, 2023. The 7.25% Senior Secured Notes will mature on February 15, 2028. The obligations of American under the 7.25% Senior Secured Notes are fully and unconditionally guaranteed on a senior unsecured basis by AAG. American used

the proceeds from the offering of the 7.25% Senior Secured Notes, together with cash on hand, to repay a portion of the term loans outstanding under the 2013 Term Loan Facility and to pay related fees and expenses.

The 7.25% Senior Secured Notes were issued pursuant to an indenture, dated as of February 15, 2023 (the 7.25% Senior Secured Notes Indenture), by and among American, AAG and Wilmington Trust, National Association, as trustee and collateral agent (the 7.25% Senior Secured Notes Trustee). The 7.25% Senior Secured Notes are American's senior secured obligations and are secured on a first lien basis by security interests in certain assets, rights and properties that American uses to provide non-stop scheduled air carrier services between certain airports in the United States and airports in countries in South America and New Zealand (the 7.25% Senior Secured Notes Collateral). The 7.25% Senior Secured Notes Collateral presently secures (and will continue to secure), on a first lien, pari passu basis with the 7.25% Senior Secured Notes, the 2013 Credit Facilities under the 2013 Credit Agreement.

American may redeem the 7.25% Senior Secured Notes, in whole at any time or in part from time to time prior to February 15, 2025, at a redemption price equal to 100% of the principal amount of the 7.25% Senior Secured Notes to be redeemed, plus a "make-whole" premium, plus any accrued and unpaid interest thereon to but excluding the date of redemption. At any time on or after February 15, 2025, American may redeem all or any of the 7.25% Senior Secured Notes in whole at any time, or in part from time to time, at the redemption prices described under the 7.25% Senior Secured Notes Indenture, plus any accrued and unpaid interest thereon to but excluding the date of redemption. In addition, at any time prior to February 15, 2025, American may redeem up to 40% of the original aggregate principal amount of the 7.25% Senior Secured Notes (calculated after giving effect to any issuance of additional notes) with the net cash proceeds of certain equity offerings, at a redemption price equal to 107.250% of the aggregate principal amount of the 7.25% Senior Secured Notes to be redeemed, plus any accrued and unpaid interest thereon to but excluding the date of redemption.

Further, if certain change of control transactions occur, each holder of 7.25% Senior Secured Notes may require American to repurchase the 7.25% Senior Secured Notes in whole or in part at a repurchase price of 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to but not including the repurchase date.

American is required to deliver an appraisal of the 7.25% Senior Secured Notes Collateral and officer's certificate twice a year demonstrating the calculation of a collateral coverage ratio in relation to the 7.25% Senior Secured Notes Collateral (the 7.25% Senior Secured Notes Collateral Coverage Ratio) as of the date of delivery of the appraisal for the applicable period. If the 7.25% Senior Secured Notes Collateral Coverage Ratio is less than 1.6 to 1.0 as of the date of delivery of the appraisal for the applicable period, then, subject to a cure period in which additional collateral can be provided or debt repaid such that American meets the required 7.25% Senior Secured Notes Collateral Coverage Ratio, American will be required to pay special interest in an additional amount equal to 2.0% per annum of the principal amount of the 7.25% Senior Secured Notes until the 7.25% Senior Secured Notes Collateral Coverage Ratio is established to be at least 1.6 to 1.0.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Evaluation of Disclosure Controls and Procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the Exchange Act). This term refers to the controls and procedures of a company that are designed to ensure that information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified by the SEC's rules and forms, and is accumulated and communicated to the company's management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of AAG's and American's disclosure controls and procedures as of December 31, 2022 was performed under the supervision and with the participation of AAG's and American's management, including AAG's and American's principal executive officer, the Chief Executive Officer (CEO), and principal financial officer, the Chief Financial Officer (CFO). Based on that evaluation, AAG's and American's management, including AAG's and American's CEO and CFO, concluded that AAG's and American's disclosure controls and procedures were effective as of December 31, 2022 at the reasonable assurance level.

Changes in Internal Control over Financial Reporting

For the three months ended December 31, 2022, there have been no changes in AAG's or American's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, AAG's and American's internal control over financial reporting.

Limitation on the Effectiveness of Controls

We believe that a controls system, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected. Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives, and, as noted above, the CEO and CFO of AAG and American believe that our disclosure controls and procedures were effective at the reasonable assurance level as of December 31, 2022.

Management's Annual Report on Internal Control over Financial Reporting

Management of AAG and American is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. AAG's and American's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. AAG's and American's internal control over financial reporting includes policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of AAG or American, respectively;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of AAG or American are being made only in accordance with authorizations of management and directors of AAG or American, respectively; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of AAG's or American's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of AAG's and American's internal control over financial reporting as of December 31, 2022. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in its Internal Control – Integrated Framework (2013 Framework).

Based on our assessment and those criteria, AAG's and American's management concludes that AAG and American, respectively, maintained effective internal control over financial reporting as of December 31, 2022.

AAG's and American's independent registered public accounting firm has issued an attestation report on the effectiveness of AAG's and American's internal control over financial reporting. That report has been included herein.

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
American Airlines Group Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited American Airlines Group Inc. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), cash flows, and stockholders' equity (deficit) for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 22, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/   KPMG LLP

Dallas, Texas
February 22, 2023

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
American Airlines, Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited American Airlines, Inc. and subsidiaries' (American) internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, American maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of American as of December 31, 2022 and 2021, the related consolidated statements of operations, comprehensive income (loss), cash flows, and stockholder's equity for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated February 22, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

American's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on American's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to American in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/   KPMG LLP

Dallas, Texas
February 22, 2023

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except as stated below, the information required by this Item will be set forth in the Proxy Statement under the captions "Proposal 1 – Election of Directors," "Executive Officers," "Board Composition" and "Information About the Board of Directors and Corporate Governance" and is incorporated by reference into this Annual Report on Form 10-K.

AAG and American have adopted Standards of Business Conduct (the Ethics Standards) within the meaning of Item 406(b) of Regulation S-K. The Ethics Standards apply to all officers and employees of AAG and its subsidiaries, including American. The Ethics Standards are available on our website at *www.aa.com*. If we make substantive amendments to the Ethics Standards or grant any waiver, including any implicit waiver, to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, we will disclose the nature of such amendment or waiver on our website or in a Current Report on Form 8-K in accordance with applicable rules and regulations.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item will be set forth in the Proxy Statement under the captions "Information About the Board of Directors and Corporate Governance – Risk Assessment with Respect to Compensation Practices," "Director Compensation," "Compensation Discussion and Analysis," "Executive Compensation" and "Compensation Committee Report" and is incorporated by reference into this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be set forth in the Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" and is incorporated by reference into this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item will be set forth in the Proxy Statement under the captions "Certain Relationships and Related Party Transactions" and "Information About the Board of Directors and Corporate Governance" and is incorporated by reference into this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will be set forth in the Proxy Statement under the caption "Proposal 2 – Ratification of Appointment of Independent Registered Public Accounting Firm" and is incorporated by reference into this Annual Report on Form 10-K.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Consolidated Financial Statements

The following consolidated financial statements of American Airlines Group Inc. and Independent Auditors' Report are filed as part of this report:

The following consolidated financial statements of American Airlines, Inc. and Independent Auditors' Report are filed as part of this report:

Schedules not included have been omitted because they are not applicable or because the required information is included in the Consolidated Financial Statements or notes thereto.

Exhibits

Exhibits required to be filed by Item 601 of Regulation S-K: Where the amount of securities authorized to be issued under any of our long-term debt agreements does not exceed 10% of our assets, pursuant to paragraph (b)(4) of Item 601 of Regulation S-K, in lieu of filing such as an exhibit, we hereby agree to furnish to the Commission upon request a copy of any agreement with respect to such long-term debt.

Exhibit Number	Description
2.1	Confirmation Order and Plan (incorporated by reference to Exhibit 2.1 to AMR's Current Report on Form 8-K filed on October 23, 2013 (Commission File No. 1-8400)).
2.2	Agreement and Plan of Merger, dated as of December 28, 2015, between American Airlines, Inc. and US Airways, Inc. (incorporated by reference to Exhibit 2.1 to AAG's Current Report on Form 8-K filed on December 31, 2015 (Commission File No. 1-8400)).
3.1	Restated Certificate of Incorporation of American Airlines Group Inc., including the Certificate of Designations, Powers, Preferences and Rights of the American Airlines Group Inc. Series A Convertible Preferred Stock attached as Annex I thereto (incorporated by reference to Exhibit 3.1 to AAG's Current Report on Form 8-K filed on December 9, 2013 (Commission File No. 1-8400)).
3.2	Certificate of Amendment of Restated Certificate of Incorporation of American Airlines Group Inc. (incorporated by reference to Exhibit 3.1 to AAG's Current Report on Form 8-K filed on June 13, 2018 (Commission File No. 1-8400)).
3.3	Third Amended and Restated Bylaws of American Airlines Group Inc.
3.4	Amended and Restated Certificate of Incorporation of American Airlines, Inc. (incorporated by reference to Exhibit 3.3 to AAG's Annual Report on Form 10-K for the year ended December 31, 2013 (Commission File No. 1-8400)).
3.5	Amended and Restated Bylaws of American Airlines, Inc. (incorporated by reference to Exhibit 3.4 to AAG's Annual Report on Form 10-K for the year ended December 31, 2013 (Commission File No. 1-8400)).
3.6	Certificate of Designations of Series B Junior Participating Preferred Stock of American Airlines Group Inc., filed with the Secretary of State of the State of Delaware on December 21, 2021 (incorporated by reference to Exhibit 3.1 to AAG's Current Report on Form 8-K filed on December 22, 2021 (Commission File No. 1-8400)).
4.1	Description of securities registered under Section 12 of the Exchange Act (incorporated by reference to Exhibit 4.1 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).
4.2	Pass Through Trust Agreement, dated as of September 16, 2014, between American Airlines, Inc. and Wilmington Trust Company, as Trustee (incorporated by reference to Exhibit 4.1 to American's Current Report on Form 8-K filed on September 17, 2014 (Commission File No. 1-2691)).
4.3	Trust Supplement No. 2014-1A, dated as of September 16, 2014, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.2 to American's Current Report on Form 8-K filed on September 17, 2014 (Commission File No. 1-2691)).

Exhibit Number	Description
4.4	Trust Supplement No. 2014-1B, dated as of September 16, 2014, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.3 to American's Current Report on Form 8-K filed on September 17, 2014 (Commission File No. 1-2691)).
4.5	Intercreditor Agreement (2014-1), dated as of September 16, 2014, among Wilmington Trust Company, as Trustee of the American Airlines Pass Through Trust 2014-1A and as Trustee of the American Airlines Pass Through Trust 2014-1B, Crédit Agricole Corporate and Investment Bank, acting through its New York Branch, as Class A Liquidity Provider and Class B Liquidity Provider, and Wilmington Trust Company, as Subordination Agent (incorporated by reference to Exhibit 4.4 to American's Current Report on Form 8-K filed on September 17, 2014 (Commission File No. 1-2691)).
4.6	Amendment No. 1 to Intercreditor Agreement (2014-1), dated as of June 24, 2015, among American Airlines, Inc., Credit Agricole Corporate and Investment Bank, as Class A and Class B liquidity provider and Wilmington Trust Company, as subordination agent and trustee (incorporated by reference to Exhibit 10.6 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (Commission File No. 1-8400)).
4.7	Note Purchase Agreement, dated as of September 16, 2014, among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust, National Association, as Escrow Agent, and Wilmington Trust Company, as Paying Agent (incorporated by reference to Exhibit 4.9 to American's Current Report on Form 8-K filed on September 17, 2014 (Commission File No. 1-2691)).
4.8	Form of Participation Agreement (Participation Agreement among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein) (Exhibit B to Note Purchase Agreement) (incorporated by reference to Exhibit 4.10 to American's Current Report on Form 8-K filed on September 17, 2014 (Commission File No. 1-2691)).
4.9	Form of Indenture and Security Agreement (Indenture and Security Agreement between American Airlines, Inc., and Wilmington Trust Company, as Loan Trustee) (Exhibit C to Note Purchase Agreement) (incorporated by reference to Exhibit 4.11 to American's Current Report on Form 8-K filed on September 17, 2014 (Commission File No. 1-2691)).
4.10	Revolving Credit Agreement (2014-1A), dated as of September 16, 2014, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2014-1A, as Borrower, and Crédit Agricole Corporate and Investment Bank, acting through its New York Branch, as Liquidity Provider (incorporated by reference to Exhibit 4.14 to American's Current Report on Form 8-K filed on September 17, 2014 (Commission File No. 1-2691)).
4.11	Revolving Credit Agreement (2014-1B), dated as of September 16, 2014, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2014-1B, as Borrower, and Crédit Agricole Corporate and Investment Bank, acting through its New York Branch, as Liquidity Provider (incorporated by reference to Exhibit 4.15 to American's Current Report on Form 8-K filed on September 17, 2014 (Commission File No. 1-2691)).

Exhibit Number	Description
4.12	First Supplemental Indenture, dated as of December 30, 2015, among American Airlines Group Inc., American Airlines, Inc. and Wilmington Trust, National Association, as trustee, to the Indenture dated as of March 5, 2015 (incorporated by reference to Exhibit 4.3 to AAG's Current Report on Form 8-K filed on December 31, 2015 (Commission File No. 1-8400)).
4.13	Trust Supplement No. 2015-1A, dated as of March 16, 2015, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.2 to American's Current Report on Form 8-K filed on March 16, 2015 (Commission File No. 1-2691)).
4.14	Trust Supplement No. 2015-1B, dated as of March 16, 2015, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.3 to American's Current Report on Form 8-K filed on March 16, 2015 (Commission File No. 1-2691)).
4.15	Intercreditor Agreement (2015-1), dated as of March 16, 2015, among Wilmington Trust Company, as Trustee of the American Airlines Pass Through Trust 2015-1A and as Trustee of the American Airlines Pass Through Trust 2015-1B, Crédit Agricole Corporate and Investment Bank, acting through its New York Branch, as Class A Liquidity Provider and Class B Liquidity Provider, and Wilmington Trust Company, as Subordination Agent (incorporated by reference to Exhibit 4.4 to American's Current Report on Form 8-K filed on March 16, 2015 (Commission File No. 1-2691)).
4.16	Note Purchase Agreement, dated as of March 16, 2015, among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust, National Association, as Escrow Agent, and Wilmington Trust Company, as Paying Agent (incorporated by reference to Exhibit 4.9 to American's Current Report on Form 8-K filed on March 16, 2015 (Commission File No. 1-2691)).
4.17	Form of Participation Agreement (Participation Agreement among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein) (incorporated by reference to Exhibit 4.10 to American's Current Report on Form 8-K filed on March 16, 2015 (Commission File No. 1-2691)).
4.18	Form of Indenture and Security Agreement (Indenture and Security Agreement between American Airlines, Inc., and Wilmington Trust Company, as Loan Trustee) (incorporated by reference to Exhibit 4.11 to American's Current Report on Form 8-K filed on March 16, 2015 (Commission File No. 1-2691)).
4.19	Form of Pass Through Trust Certificate, Series 2015-1A (incorporated by reference to Exhibit A to Exhibit 4.2 to American's Current Report on Form 8-K filed on March 16, 2015 (Commission File No. 1-2691)).
4.20	Form of Pass Through Trust Certificate, Series 2015-1B (incorporated by reference to Exhibit A to Exhibit 4.3 to American's Current Report on Form 8-K filed on March 16, 2015 (Commission File No. 1-2691)).

Exhibit Number	Description
4.21	Revolving Credit Agreement (2015-1A), dated as of March 16, 2015, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2015-1A, as Borrower, and Crédit Agricole Corporate and Investment Bank, acting through its New York Branch, as Liquidity Provider (incorporated by reference to Exhibit 4.14 to American's Current Report on Form 8-K filed on March 16, 2015 (Commission File No. 1-2691)).
4.22	Revolving Credit Agreement (2015-1B), dated as of March 16, 2015, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2015-1B, as Borrower, and Crédit Agricole Corporate and Investment Bank, acting through its New York Branch, as Liquidity Provider (incorporated by reference to Exhibit 4.15 to American's Current Report on Form 8-K filed on March 16, 2015 (Commission File No. 1-2691)).
4.23	Trust Supplement No. 2015-2AA, dated as of September 24, 2015, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.2 to American's Current Report on Form 8-K filed on September 24, 2015 (Commission File No. 1-2691)).
4.24	Trust Supplement No. 2015-2A, dated as of September 24, 2015, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.3 to American's Current Report on Form 8-K filed on September 24, 2015 (Commission File No. 1-2691)).
4.25	Trust Supplement No. 2015-2B, dated as of September 24, 2015, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.4 to American's Current Report on Form 8-K filed on September 24, 2015 (Commission File No. 1-2691)).
4.26	Intercreditor Agreement (2015-2), dated as of September 24, 2015, among Wilmington Trust Company, as Trustee of the American Airlines Pass Through Trust 2015-2AA, as Trustee of the American Airlines Pass Through Trust 2015-2A and as Trustee of the American Airlines Pass Through Trust 2015-2B, Commonwealth Bank of Australia, New York Branch, as Class AA Liquidity Provider, Crédit Agricole Corporate and Investment Bank, acting through its New York Branch, as Class A Liquidity Provider and Class B Liquidity Provider, and Wilmington Trust Company, as Subordination Agent (incorporated by reference to Exhibit 4.5 to American's Current Report on Form 8-K filed on September 24, 2015 (Commission File No. 1-2691)).
4.27	Note Purchase Agreement, dated as of September 24, 2015, among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements and Wilmington Trust Company, as Subordination Agent (incorporated by reference to Exhibit 4.6 to American's Current Report on Form 8-K filed on September 24, 2015 (Commission File No. 1-2691)).
4.28	Form of Participation Agreement (Participation Agreement among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein) (incorporated by reference to Exhibit B to Exhibit 4.6 to American's Current Report on Form 8-K filed on September 24, 2015 (Commission File No. 1-2691)).

Exhibit Number	Description
4.29	Form of Indenture and Security Agreement (Indenture and Security Agreement between American Airlines, Inc., and Wilmington Trust Company, as Loan Trustee) (incorporated by reference to Exhibit C to Exhibit 4.6 to American's Current Report on Form 8-K filed on September 24, 2015 (Commission File No. 1-2691)).
4.30	Form of Pass Through Trust Certificate, Series 2015-2AA (incorporated by reference to Exhibit A to Exhibit 4.2 to American's Current Report on Form 8-K filed on September 24, 2015 (Commission File No. 1-2691)).
4.31	Form of Pass Through Trust Certificate, Series 2015-2A (incorporated by reference to Exhibit A to Exhibit 4.3 to American's Current Report on Form 8-K filed on September 24, 2015 (Commission File No. 1-2691)).
4.32	Form of Pass Through Trust Certificate, Series 2015-2B (incorporated by reference to Exhibit A to Exhibit 4.4 to American's Current Report on Form 8-K filed on September 24, 2015 (Commission File No. 1-2691)).
4.33	Revolving Credit Agreement (2015-2AA), dated as of September 24, 2015, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2015-2AA, as Borrower, and Commonwealth Bank of Australia, New York Branch, as Liquidity Provider (incorporated by reference to Exhibit 4.12 to American's Current Report on Form 8-K filed on September 24, 2015 (Commission File No. 1-2691)).
4.34	Revolving Credit Agreement (2015-2A), dated as of September 24, 2015, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2015-2A, as Borrower, and Crédit Agricole Corporate and Investment Bank, acting through its New York Branch, as Liquidity Provider (incorporated by reference to Exhibit 4.13 to American's Current Report on Form 8-K filed on September 24, 2015 (Commission File No. 1-2691)).
4.35	Revolving Credit Agreement (2015-2B), dated as of September 24, 2015, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2015-2B, as Borrower, and Crédit Agricole Corporate and Investment Bank, acting through its New York Branch, as Liquidity Provider (incorporated by reference to Exhibit 4.14 to American's Current Report on Form 8-K filed on September 24, 2015 (Commission File No. 1-2691)).
4.36	Note Purchase Agreement, dated as of April 24, 2013, among American Airlines, Inc. (as successor in interest to US Airways, Inc.) Wilmington Trust Company, as Pass Through Trustee, Wilmington Trust Company, as Subordination Agent, Wilmington Trust, National Association, as Escrow Agent, and Wilmington Trust Company, as Paying Agent (incorporated by reference to Exhibit 4.12 to US Airways Group's Current Report on Form 8-K filed on April 25, 2013 (Commission File No. 1-8444)).
4.37	Assumption Agreement, dated as of December 30, 2015, by American Airlines, Inc. for the benefit of Wilmington Trust Company, as pass through trustee, subordination agent, and paying agent, and Wilmington Trust, National Association, as escrow agent, in each case, under the Note Purchase Agreement, dated as of April 24, 2013, among American Airlines, Inc. (as successor in interest to US Airways, Inc.), Wilmington Trust Company, Wilmington Trust, National Association and Wilmington Trust Company (incorporated by reference to Exhibit 10.2 to AAG's Current Report on Form 8-K filed on December 31, 2015 (Commission File No. 1-8400)).

Exhibit Number	Description
4.38	Form of Participation Agreement between American Airlines, Inc. (as successor in interest to US Airways, Inc.), as Owner, and Wilmington Trust Company, as Indenture Trustee, Subordination Agent and Pass Through Trustee (incorporated by reference to Exhibit 4.13 to US Airways Group's Current Report on Form 8-K filed on April 25, 2013 (Commission File No. 1-8444)).
4.39	Form of Trust Indenture and Security Agreement among American Airlines, Inc. (as successor in interest to US Airways, Inc.), as Owner, Wilmington Trust, National Association, as Securities Intermediary, and Wilmington Trust Company, as Indenture Trustee (incorporated by reference to Exhibit 4.14 to US Airways Group's Current Report on Form 8-K filed on April 25, 2013 (Commission File No. 1-8444)).
4.40	Form of Amendment No. 1 to Participation Agreement between American Airlines, Inc. (as successor in interest to US Airways, Inc.), as Owner, and Wilmington Trust Company, as Indenture Trustee, Subordination Agent and Pass Through Trustee (Exhibit A to Note Purchase Agreement) (incorporated by reference to Exhibit 4.8 to US Airways Group's Current Report on Form 8-K filed on June 6, 2013 (Commission File No. 1-8444)).
4.41	Form of Amendment No. 1 to Trust Indenture and Security Agreement among American Airlines, Inc. (as successor in interest to US Airways, Inc.), as Owner, Wilmington Trust, National Association, as Securities Intermediary, and Wilmington Trust Company, as Indenture Trustee (Exhibit B to Note Purchase Agreement) (incorporated by reference to Exhibit 4.9 to US Airways Group's Current Report on Form 8-K filed on June 6, 2013 (Commission File No. 1-8444)).
4.42	Amended and Restated Guarantee, dated as of March 31, 2014, from American Airlines Group Inc. (as successor in interest to US Airways Group, Inc.) relating to obligations of US Airways under the equipment notes relating to its Series 2013-1 Pass Through Certificates (incorporated by reference to Exhibit 10.5 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (Commission File No. 1-8400)).
4.43	Form of Participation Agreement between American Airlines, Inc. (as successor in interest to US Airways, Inc.), as Owner, and Wilmington Trust Company, as Indenture Trustee, Subordination Agent and Pass Through Trustee (Schedule I to Amendment No. 1 to Note Purchase Agreement (2012-2)) (incorporated by reference to Exhibit 4.10 to US Airways Group's Current Report on Form 8-K filed on June 6, 2013 (Commission File No. 1-8444)).
4.44	Form of Trust Indenture and Security Agreement among American Airlines, Inc. (as successor in interest to US Airways, Inc.), as Owner, Wilmington Trust, National Association, as Securities Intermediary, and Wilmington Trust Company, as Indenture Trustee (Exhibit A to Amendment No. 1 to Note Purchase Agreement (2012-2)) (incorporated by reference to Exhibit 4.11 to US Airways Group's Current Report on Form 8-K filed on June 6, 2013 (Commission File No. 1-8444)).
4.45	Form of Participation Agreement (Participation Agreement between American Airlines, Inc. (as successor in interest to US Airways, Inc.), as Owner, and Wilmington Trust Company, as Indenture Trustee and Subordination Agent) (incorporated by reference to Exhibit 4.14 to US Airways Group's Current Report on Form 8-K filed on December 23, 2010 (Commission File No. 1-8444)).

Exhibit Number	Description
4.46	Form of Indenture (Trust Indenture and Security Agreement between American Airlines, Inc. (as successor in interest to US Airways, Inc.), as Owner, and Wilmington Trust Company, as Indenture Trustee) (incorporated by reference to Exhibit 4.15 to US Airways Group's Current Report on Form 8-K filed on December 23, 2010 (Commission File No. 1-8444)).
4.47	Amended and Restated Guarantee, dated as of March 31, 2014, from American Airlines Group Inc. (as successor in interest to US Airways Group, Inc.) relating to obligations of US Airways under the equipment notes relating to its Series 2010-1 Pass Through Certificates (incorporated by reference to Exhibit 10.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (Commission File No. 1-8400)).
4.48	Form of Participation Agreement (Participation Agreement between American Airlines, Inc. (as successor in interest to US Airways, Inc.), as Owner, and Wilmington Trust Company, as Indenture Trustee and Subordination Agent) (incorporated by reference to Exhibit 4.18 to US Airways Group's Current Report on Form 8-K filed on July 1, 2011 (Commission File No. 1-08444)).
4.49	Form of Indenture (Trust Indenture and Security Agreement between American Airlines, Inc. (as successor in interest to US Airways, Inc.), as Owner, and Wilmington Trust Company, as Indenture Trustee) (incorporated by reference to Exhibit 4.19 to US Airways Group's Current Report on Form 8-K filed on July 1, 2011 (Commission File No. 1-08444)).
4.50	Guarantee, dated as of June 28, 2011, from American Airlines Group Inc. (as successor in interest to US Airways Group, Inc.) (incorporated by reference to Exhibit 4.23 to US Airways Group's Current Report on Form 8-K filed on July 1, 2011 (Commission File No. 1-08444)).
4.51	Amended and Restated Guarantee, dated as of March 31, 2014, from American Airlines Group Inc. (as successor in interest to US Airways Group, Inc.) relating to obligations of US Airways under the equipment notes relating to its Series 2011-1 Pass Through Certificates (incorporated by reference to Exhibit 10.2 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (Commission File No. 1-8400)).
4.52	Form of Participation Agreement (Participation Agreement between American Airlines, Inc. (as successor in interest to US Airways, Inc.), as Owner, and Wilmington Trust Company, as Indenture Trustee and Subordination Agent) (incorporated by reference to Exhibit 4.18 to US Airways Group's Current Report on Form 8-K filed on May 16, 2012 (Commission File No. 1-08444)).
4.53	Form of Indenture (Trust Indenture and Security Agreement between American Airlines, Inc. (as successor in interest to US Airways, Inc.), as Owner, and Wilmington Trust Company, as Indenture Trustee) (incorporated by reference to Exhibit 4.19 to US Airways Group's Current Report on Form 8-K filed on May 16, 2012 (Commission File No. 1-08444)).
4.54	Amended and Restated Guarantee, dated as of March 31, 2014, from American Airlines Group Inc. (as successor in interest to US Airways Group, Inc.) relating to obligations of US Airways under the equipment notes relating to its Series 2012-1 Pass Through Certificates (incorporated by reference to Exhibit 10.3 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (Commission File No. 1-8400)).

Exhibit Number	Description
4.55	Form of Participation Agreement (Participation Agreement between American Airlines, Inc. (as successor in interest to US Airways, Inc.), as Owner, and Wilmington Trust Company, as Indenture Trustee and Subordination Agent) (incorporated by reference to Exhibit B to Exhibit 4.12 to US Airways Group's Current Report on Form 8-K filed on December 13, 2012 (Commission File No. 1-08444)).
4.56	Form of Indenture (Trust Indenture and Security Agreement between American Airlines, Inc. (as successor in interest to US Airways, Inc.), as Owner, and Wilmington Trust Company, as Indenture Trustee) (incorporated by reference to Exhibit C to Exhibit 4.12 to US Airways Group's Current Report on Form 8-K filed on December 13, 2012 (Commission File No. 1-08444)).
4.57	Amended and Restated Guarantee, dated as of March 31, 2014, from American Airlines Group Inc. (as successor in interest to US Airways Group, Inc.) relating to obligations of US Airways under the equipment notes relating to its Series 2012-2 Pass Through Certificates (incorporated by reference to Exhibit 10.4 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2014 (Commission File No. 1-8400)).
4.58	Form of Assumption Agreement, dated as of December 30, 2015, by American Airlines, Inc. for the benefit of Wilmington Trust Company, as Indenture Trustee, to (i) each Participation Agreement between, among others, American Airlines, Inc. (as successor in interest to US Airways, Inc.) and Wilmington Trust Company, as Indenture Trustee, entered into pursuant to the 2010-1, 2011-1, 2012-1, 2012-2 and 2013-1 EETC note purchase agreements and (ii) each Trust Indenture and Security Agreement, between, among others, American Airlines, Inc. (as successor in interest to US Airways, Inc.), and Wilmington Trust Company, as Indenture Trustee entered into pursuant to the 2010-1, 2011-1, 2012-1, 2012-2 and 2013-1 EETC note purchase agreements (incorporated by reference to Exhibit 10.3 to AAG's Current Report on Form 8-K filed on December 31, 2015 (Commission File No. 1-8400)).
4.59	Trust Supplement No. 2016-1AA, dated as of January 19, 2016, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.2 to American's Current Report on Form 8-K filed on January 21, 2016 (Commission File No. 1-2691)).
4.60	Trust Supplement No. 2016-1A, dated as of January 19, 2016, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.3 to American's Current Report on Form 8-K filed on January 21, 2016 (Commission File No. 1-2691)).
4.61	Trust Supplement No. 2016-1B, dated as of January 19, 2016, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.4 to American's Current Report on Form 8-K filed on January 21, 2016 (Commission File No. 1-2691)).
4.62	Intercreditor Agreement (2016-1), dated as of January 19, 2016, among Wilmington Trust Company, as Trustee of the American Airlines Pass Through Trust 2016-1AA, as Trustee of the American Airlines Pass Through Trust 2016-1A and as Trustee of the American Airlines Pass Through Trust 2016-1B, KfW IPEX-Bank GmbH, as Class AA Liquidity Provider, Class A Liquidity Provider and Class B Liquidity Provider, and Wilmington Trust Company, as Subordination Agent (incorporated by reference to exhibit 4.5 to American's Current Report on Form 8-K filed on January 21, 2016 (Commission File No. 1-2691)).

Exhibit Number	Description
4.63	Note Purchase Agreement, dated as of January 19, 2016, among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, and Wilmington Trust Company, as Subordination Agent (incorporated by reference to Exhibit 4.6 to American's Current Report on Form 8-K filed on January 21, 2016 (Commission File No. 1-2691)).
4.64	Form of Participation Agreement (Participation Agreement among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein) (incorporated by reference to Exhibit B to Exhibit 4.6 to American's Current Report on Form 8-K filed on January 21, 2016 (Commission File No. 1-2691)).
4.65	Form of Indenture and Security Agreement (Indenture and Security Agreement between American Airlines, Inc., and Wilmington Trust Company, as Loan Trustee) (incorporated by reference to Exhibit C to Exhibit 4.6 to American's Current Report on Form 8-K filed on January 21, 2016 (Commission File No. 1-2691)).
4.66	Form of Pass Through Trust Certificate, Series 2016-1AA (incorporated by reference to Exhibit A to Exhibit 4.2 to American's Current Report on Form 8-K filed on January 21, 2016 (Commission File No. 1-2691)).
4.67	Form of Pass Through Trust Certificate, Series 2016-1A (incorporated by reference to Exhibit A to Exhibit 4.3 to American's Current Report on Form 8-K filed on January 21, 2016 (Commission File No. 1-2691)).
4.68	Form of Pass Through Trust Certificate, Series 2016-1B (incorporated by reference to Exhibit A to Exhibit 4.4 to American's Current Report on Form 8-K filed on January 21, 2016 (Commission File No. 1-2691)).
4.69	Revolving Credit Agreement (2016-1AA), dated as of January 19, 2016, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2016-1AA, as Borrower, and KfW IPEX-Bank GmbH, as Liquidity Provider (incorporated by reference to Exhibit 4.12 to American's Current Report on Form 8-K filed on January 21, 2016 (Commission File No. 1-2691)).
4.70	Revolving Credit Agreement (2016-1A), dated as of January 19, 2016, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2016-1A, as Borrower, and KfW IPEX-Bank GmbH, as Liquidity Provider (incorporated by reference to Exhibit 4.13 to American's Current Report on Form 8-K filed on January 21, 2016 (Commission File No. 1-2691)).
4.71	Revolving Credit Agreement (2016-1B), dated as of January 19, 2016, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2016-1B, as Borrower, and KfW IPEX-Bank GmbH, as Liquidity Provider (incorporated by reference to Exhibit 4.14 to American's Current Report on Form 8-K filed on January 21, 2016 (Commission File No. 1-2691)).
4.72	Trust Supplement No. 2016-2AA, dated as of May 16, 2016, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.2 to American's Current Report on Form 8-K filed on May 17, 2016 (Commission File No. 1-2691)).

Exhibit Number	Description
4.73	Trust Supplement No. 2016-2A, dated as of May 16, 2016, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.3 to American's Current Report on Form 8-K filed on May 17, 2016 (Commission File No. 1-2691)).
4.74	Intercreditor Agreement (2016-2), dated as of May 16, 2016, among Wilmington Trust Company, as Trustee of the American Airlines Pass Through Trust 2016-2AA and as Trustee of the American Airlines Pass Through Trust 2016-2A, KfW IPEX-Bank GmbH, as Class AA Liquidity Provider and Class A Liquidity Provider, and Wilmington Trust Company, as Subordination Agent (incorporated by reference to Exhibit 4.4 to American's Current Report on Form 8-K filed on May 17, 2016 (Commission File No. 1-2691)).
4.75	Note Purchase Agreement, dated as of May 16, 2016, among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust, National Association, as Escrow Agent, and Wilmington Trust Company, as Paying Agent (incorporated by reference to Exhibit 4.9 to American's Current Report on Form 8-K filed on May 17, 2016 (Commission File No. 1-2691)).
4.76	Form of Participation Agreement (Participation Agreement among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein) (incorporated by reference to Exhibit B to Exhibit 4.9 to American's Current Report on Form 8-K filed on May 17, 2016 (Commission File No. 1-2691)).
4.77	Form of Indenture and Security Agreement (Indenture and Security Agreement between American Airlines, Inc., and Wilmington Trust Company, as Loan Trustee) (incorporated by reference to Exhibit C to Exhibit 4.9 to American's Current Report on Form 8-K filed on May 17, 2016 (Commission File No. 1-2691)).
4.78	Form of Pass Through Trust Certificate, Series 2016-2AA (incorporated by reference to Exhibit A to Exhibit 4.2 to American's Current Report on Form 8-K filed on May 17, 2016 (Commission File No. 1-2691)).
4.79	Form of Pass Through Trust Certificate, Series 2016-2A (incorporated by reference to Exhibit A to Exhibit 4.3 to American's Current Report on Form 8-K filed on May 17, 2016 (Commission File No. 1-2691)).
4.80	Revolving Credit Agreement (2016-2AA), dated as of May 16, 2016, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2016-2AA, as Borrower, and KfW IPEX-Bank GmbH, as Liquidity Provider (incorporated by reference to Exhibit 4.14 to American's Current Report on Form 8-K filed on May 17, 2016 (Commission File No. 1-2691)).
4.81	Revolving Credit Agreement (2016-2A), dated as of May 16, 2016, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2016-2A, as Borrower, and KfW IPEX-Bank GmbH, as Liquidity Provider (incorporated by reference to Exhibit 4.15 to American's Current Report on Form 8-K filed on May 17, 2016 (Commission File No. 1-2691)).
4.82	Trust Supplement No. 2016-2B, dated as of July 8, 2016, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.2 to American's Current Report on Form 8-K filed on July 12, 2016 (Commission File No. 1-2691)).

Exhibit Number	Description
4.83	Amended and Restated Intercreditor Agreement (2016-2), dated as of July 8, 2016, among Wilmington Trust Company, as Trustee of the American Airlines Pass Through Trust 2016-2AA, as Trustee of the American Airlines Pass Through Trust 2016-2A and as Trustee of the American Airlines Pass Through Trust 2016-2B, KfW IPEX-Bank GmbH, as Class AA Liquidity Provider, Class A Liquidity Provider and Class B Liquidity Provider, and Wilmington Trust Company, as Subordination Agent (incorporated by reference to Exhibit 4.3 to American's Current Report on Form 8-K filed on July 12, 2016 (Commission File No. 1-2691)).
4.84	Amended and Restated Note Purchase Agreement, dated as of July 8, 2016, among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust, National Association, as Escrow Agent, and Wilmington Trust Company, as Paying Agent (incorporated by reference to Exhibit 4.6 to American's Current Report on Form 8-K filed on July 12, 2016 (Commission File No. 1-2691)).
4.85	Form of Participation Agreement (Participation Agreement among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein) (incorporated by reference to Exhibit B to Exhibit 4.6 to American's Current Report on Form 8-K filed on July 12, 2016 (Commission File No. 1-2691)).
4.86	Form of First Amendment to Participation Agreement (First Amendment to Participation Agreement among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein) (incorporated by reference to Exhibit D to Exhibit 4.6 to American's Current Report on Form 8-K filed on July 12, 2016 (Commission File No. 1-2691)).
4.87	Form of Indenture and Security Agreement (Indenture and Security Agreement between American Airlines, Inc., and Wilmington Trust Company, as Loan Trustee) (incorporated by reference to Exhibit C to Exhibit 4.6 to American's Current Report on Form 8-K filed on July 12, 2016 (Commission File No. 1-2691)).
4.88	Form of First Amendment to Indenture and Security Agreement (First Amendment to Indenture and Security Agreement between American Airlines, Inc., and Wilmington Trust Company, as Loan Trustee) (incorporated by reference to Exhibit E to Exhibit 4.6 to American's Current Report on Form 8-K filed on July 12, 2016 (Commission File No. 1-2691)).
4.89	Form of Pass Through Trust Certificate, Series 2016-2B (incorporated by reference to Exhibit A to Exhibit 4.2 to American's Current Report on Form 8-K filed on July 12, 2016 (Commission File No. 1-2691)).
4.90	Revolving Credit Agreement (2016-2B), dated as of July 8, 2016, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2016-2B, as Borrower, and KfW IPEX Bank GmbH, as Liquidity Provider (incorporated by reference to Exhibit 4.12 to American's Current Report on Form 8-K filed on July 12, 2016 (Commission File No. 1-2691)).

Exhibit Number	Description
4.91	Trust Supplement No. 2016-3AA, dated as of October 3, 2016, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.2 to American's Current Report on Form 8-K filed on October 4, 2016 (Commission File No. 1-2691)).
4.92	Trust Supplement No. 2016-3A, dated as of October 3, 2016, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.3 to American's Current Report on Form 8-K filed on October 4, 2016 (Commission File No. 1-2691)).
4.93	Intercreditor Agreement (2016-3), dated as of October 3, 2016, among Wilmington Trust Company, as Trustee of the American Airlines Pass Through Trust 2016-3AA and as Trustee of the American Airlines Pass Through Trust 2016-3A, KfW IPEX-Bank GmbH, as Class AA Liquidity Provider and Class A Liquidity Provider, and Wilmington Trust Company, as Subordination Agent (incorporated by reference to Exhibit 4.4 to American's Current Report on Form 8-K filed on October 4, 2016 (Commission File No. 1-2691)).
4.94	Amended and Restated Intercreditor Agreement (2016-3), dated as of October 4, 2017, among Wilmington Trust Company, as Trustee of the American Airlines Pass Through Trust 2016-3AA, as Trustee of the American Airlines Pass Through Trust 2016-3A and as Trustee of the American Airlines Pass Through Trust 2016-3B, KfW IPEX-Bank GmbH, as Class AA Liquidity Provider, Class A Liquidity Provider and Class B Liquidity Provider, and Wilmington Trust Company, as Subordination Agent (incorporated by reference to Exhibit 4.3 to American's Current Report on Form 8-K filed on October 5, 2017 (Commission File No. 1-2691)).
4.95	Note Purchase Agreement, dated as of October 3, 2016, among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust, National Association, as Escrow Agent, and Wilmington Trust Company, as Paying Agent (incorporated by reference to Exhibit 4.9 to American's Current Report on Form 8-K filed on October 4, 2016 (Commission File No. 1-2691)).
4.96	Form of Participation Agreement (Participation Agreement among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein) (incorporated by reference to Exhibit B to Exhibit 4.9 to American's Current Report on Form 8-K filed on October 4, 2016 (Commission File No. 1-2691)).
4.97	Form of Indenture and Security Agreement (Indenture and Security Agreement between American Airlines, Inc., and Wilmington Trust Company, as Loan Trustee) (incorporated by reference to Exhibit C to Exhibit 4.9 to American's Current Report on Form 8-K filed on October 4, 2016 (Commission File No. 1-2691)).
4.98	Form of Pass Through Trust Certificate, Series 2016-3AA (incorporated by reference to Exhibit A to Exhibit 4.2 to American's Current Report on Form 8-K filed on October 4, 2016 (Commission File No. 1-2691)).
4.99	Form of Pass Through Trust Certificate, Series 2016-3A (incorporated by reference to Exhibit A to Exhibit 4.3 to American's Current Report on Form 8-K filed on October 4, 2016 (Commission File No. 1-2691)).

Exhibit Number	Description
4.100	Revolving Credit Agreement (2016-3AA), dated as of October 3, 2016, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2016-3AA, as Borrower, and KfW IPEX-Bank GmbH, as Liquidity Provider (incorporated by reference to Exhibit 4.14 to American's Current Report on Form 8-K filed on October 4, 2016 (Commission File No. 1-2691)).
4.101	Revolving Credit Agreement (2016-3A), dated as of October 3, 2016, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2016-3A, as Borrower, and KfW IPEX-Bank GmbH, as Liquidity Provider (incorporated by reference to Exhibit 4.15 to American's Current Report on Form 8-K filed on October 4, 2016 (Commission File No. 1-2691)).
4.102	Trust Supplement No. 2017-1AA, dated as of January 13, 2017, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.2 to American's Current Report on Form 8-K filed on January 17, 2017 (Commission File No. 1-02691)).
4.103	Trust Supplement No. 2017-1A, dated as of January 13, 2017, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014, (incorporated by reference to Exhibit 4.3 to American's Current Report on Form 8-K filed on January 17, 2017 (Commission File No. 1-02691)).
4.104	Trust Supplement No. 2017-1B, dated as of January 13, 2017, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.4 to American's Current Report on Form 8-K filed on January 17, 2017 (Commission File No. 1-02691)).
4.105	Intercreditor Agreement (2017-1), dated as of January 13, 2017, among Wilmington Trust Company, as Trustee of the American Airlines Pass Through Trust 2017-1AA, as Trustee of the American Airlines Pass Through Trust 2017-1A and as Trustee of the American Airlines Pass Through Trust 2017-1B, Citibank N.A., as Class AA Liquidity Provider, Class A Liquidity Provider and Class B Liquidity Provider, and Wilmington Trust Company, as Subordination Agent (incorporated by reference to Exhibit 4.5 to American's Current Report on Form 8-K filed on January 17, 2017 (Commission File No. 1-02691)).
4.106	Note Purchase Agreement, dated as of January 13, 2017, among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust, National Association, as Escrow Agent, and Wilmington Trust Company, as Paying Agent (incorporated by reference to Exhibit 4.12 to American's Current Report on Form 8-K filed on January 17, 2017 (Commission File No. 1-02691)).
4.107	Form of Participation Agreement (Participation Agreement among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein) (incorporated by reference to Exhibit B to Exhibit 4.12 to American's Current Report on Form 8-K filed on January 17, 2017 (Commission File No. 1-02691)).
4.108	Form of Indenture and Security Agreement (Indenture and Security Agreement between American Airlines, Inc., and Wilmington Trust Company, as Loan Trustee) (incorporated by reference to Exhibit C to Exhibit 4.12 to American's Current Report on Form 8-K filed on January 17, 2017 (Commission File No. 1-02691)).

Exhibit Number	Description
4.109	Form of Pass Through Trust Certificate, Series 2017-1AA (incorporated by reference to Exhibit A to Exhibit 4.2 to American's Current Report on Form 8-K filed on January 17, 2017 (Commission File No. 1-02691)).
4.110	Form of Pass Through Trust Certificate, Series 2017-1A (incorporated by reference to Exhibit A to Exhibit 4.3 to American's Current Report on Form 8-K filed on January 17, 2017 (Commission File No. 1-02691)).
4.111	Form of Pass Through Trust Certificate, Series 2017-1B (incorporated by reference to Exhibit A to Exhibit 4.4 to American's Current Report on Form 8-K filed on January 17, 2017 (Commission File No. 1-02691)).
4.112	Revolving Credit Agreement (2017-1AA), dated as of January 13, 2017, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2017-1AA, as Borrower, and Citibank N.A., as Liquidity Provider (incorporated by reference to Exhibit 4.18 to American's Current Report on Form 8-K filed on January 17, 2017 (Commission File No. 1-02691)).
4.113	Revolving Credit Agreement (2017-1A), dated as of January 13, 2017, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2017-1A, as Borrower, and Citibank N.A., as Liquidity Provider (incorporated by reference to Exhibit 4.19 to American's Current Report on Form 8-K filed on January 17, 2017 (Commission File No. 1-02691)).
4.114	Revolving Credit Agreement (2017-1B), dated as of January 13, 2017, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2017-1B, as Borrower, and Citibank N.A., as Liquidity Provider (incorporated by reference to Exhibit 4.20 to American's Current Report on Form 8-K filed on January 17, 2017 (Commission File No. 1-02691)).
4.115	Acknowledgment and Agreement (2017-1), dated as of March 31, 2017, by and among American Airlines Inc., Citibank, N.A., as initial Liquidity Provider, National Australia Bank Limited, as Replacement Liquidity Provider, and Wilmington Trust Company, as Subordination Agent and trustee (incorporated by reference to Exhibit 4.20 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (Commission File No. 1-8400)).
4.116	Revolving Credit Agreement (2017-1AA), dated as of March 31, 2017, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2017-1AA, as Borrower, and National Australia Bank Limited, as Liquidity Provider (incorporated by reference to Exhibit 4.21 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (Commission File No. 1-8400)).
4.117	Revolving Credit Agreement (2017-1A), dated as of March 31, 2017, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2017-1A, as Borrower, and National Australia Bank Limited, as Liquidity Provider (incorporated by reference to Exhibit 4.22 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (Commission File No. 1-8400)).
4.118	Revolving Credit Agreement (2017-1B), dated as of March 31, 2017, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2017-1B, as Borrower, and National Australia Bank Limited, as Liquidity Provider (incorporated by reference to Exhibit 4.23 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (Commission File No. 1-8400)).

Exhibit Number	Description
4.119	Form of American Airlines Group Inc. Indenture for Debt Securities (incorporated by reference to Exhibit 4.1 to AAG's Registration Statement on Form S-3ASR filed on February 22, 2017 (Commission File No. 333-216167).
4.120	Form of American Airlines, Inc. Indenture for Debt Securities (incorporated by reference to Exhibit 4.2 to AAG's Registration Statement on Form S-3ASR filed on February 22, 2017 (Commission File No. 333-216167).
4.121	Trust Supplement No. 2017-2AA, dated as of August 14, 2017, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.2 to American's Current Report on Form 8-K filed on August 14, 2017 (Commission File No. 1-2691)).
4.122	Trust Supplement No. 2017-2A, dated as of August 14, 2017, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.3 to American's Current Report on Form 8-K filed on August 14, 2017 (Commission File No. 1-2691)).
4.123	Intercreditor Agreement (2017-2), dated as of August 14, 2017, among Wilmington Trust Company, as Trustee of the American Airlines Pass Through Trust 2017-2AA and as Trustee of the American Airlines Pass Through Trust 2017-2A, National Australia Bank Limited, as Class AA Liquidity Provider and Class A Liquidity Provider, and Wilmington Trust Company, as Subordination Agent (incorporated by reference to Exhibit 4.4 to American's Current Report on Form 8-K filed on August 14, 2017 (Commission File No. 1-2691)).
4.124	Note Purchase Agreement, dated as of August 14, 2017, among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust, National Association, as Escrow Agent, and Wilmington Trust Company, as Paying Agent (incorporated by reference to Exhibit 4.9 to American's Current Report on Form 8-K filed on August 14, 2017 (Commission File No. 1-2691)).
4.125	Form of Participation Agreement (Participation Agreement among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein) (incorporated by reference to Exhibit B to Exhibit 4.9 to American's Current Report on Form 8-K filed on August 14, 2017 (Commission File No. 1-2691)).
4.126	Form of Indenture and Security Agreement (Indenture and Security Agreement between American Airlines, Inc., and Wilmington Trust Company, as Loan Trustee) (incorporated by reference to Exhibit C to Exhibit 4.9 to American's Current Report on Form 8-K filed on August 14, 2017 (Commission File No. 1-2691)).
4.127	Form of Pass Through Trust Certificate, Series 2017-2AA (incorporated by reference to Exhibit A to Exhibit 4.2 to American's Current Report on Form 8-K filed on August 14, 2017 (Commission File No. 1-2691)).
4.128	Form of Pass Through Trust Certificate, Series 2017-2A (incorporated by reference to Exhibit A to Exhibit 4.3 to American's Current Report on Form 8-K filed on August 14, 2017 (Commission File No. 1-2691)).

Exhibit Number	Description
4.129	Revolving Credit Agreement (2017-2AA), dated as of August 14, 2017, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2017-2AA, as Borrower, and National Australia Bank Limited, as Liquidity Provider (incorporated by reference to Exhibit 4.14 to American's Current Report on Form 8-K filed on August 14, 2017 (Commission File No. 1-2691)).
4.130	Revolving Credit Agreement (2017-2A), dated as of August 14, 2017, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2017-2A, as Borrower, and National Australia Bank Limited, as Liquidity Provider (incorporated by reference to Exhibit 4.15 to American's Current Report on Form 8-K filed on August 14, 2017 (Commission File No. 1-2691)).
4.131	Trust Supplement No. 2016-3B, dated as of October 4, 2017, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.2 to American's Current Report on Form 8-K filed on October 5, 2017 (Commission File No. 1-2691)).
4.132	Amended and Restated Note Purchase Agreement, dated as of October 4, 2017, amending the Note Purchase Agreement, dated as of October 3, 2016, among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, and Wilmington Trust Company, as Subordination Agent (incorporated by reference to Exhibit 4.4 to American's Current Report on Form 8-K filed on October 5, 2017 (Commission File No. 1-2691)).
4.133	Form of First Amendment to Participation Agreement (First Amendment to Participation Agreement among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein) (incorporated by reference to Exhibit A to Exhibit 4.4 to American's Current Report on Form 8-K filed on October 5, 2017 (Commission File No. 1-2691)).
4.134	Form of First Amendment to Indenture and Security Agreement (First Amendment to Indenture and Security Agreement between American Airlines, Inc., and Wilmington Trust Company, as Loan Trustee) (incorporated by reference to Exhibit E to Exhibit 4.6 to American's Current Report on Form 8-K filed on October 6, 2017 (Commission File No. 1-2691)).
4.135	Form of First Amendment to Indenture and Security Agreement (First Amendment to Indenture and Security Agreement between American Airlines, Inc., and Wilmington Trust Company, as Loan Trustee) (incorporated by reference to Exhibit B to Exhibit 4.4 to American's Current Report on Form 8-K filed on October 5, 2017 (Commission File No. 1-2691)).
4.136	Form of Pass Through Trust Certificate, Series 2016-3B (incorporated by reference to Exhibit A to Exhibit 4.2 to American's Current Report on Form 8-K filed on October 5, 2017 (Commission File No. 1-2691)).
4.137	Revolving Credit Agreement (2016-3B), dated as of October 4, 2017, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2016-3B, as Borrower, and KfW IPEX-Bank GmbH, as Liquidity Provider 3B (incorporated by reference to Exhibit 4.8 to American's Current Report on Form 8-K filed on October 5, 2017 (Commission File No. 1-2691)).

Exhibit Number	Description
4.138	Trust Supplement No. 2017-2B, dated as of October 5, 2017, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.2 to American's Current Report on Form 8-K filed on October 6, 2017 (Commission File No. 1-2691)).
4.139	Amended and Restated Intercreditor Agreement (2017-2), dated as of October 5, 2017, among Wilmington Trust Company, as Trustee of the American Airlines Pass Through Trust 2017-2AA, as Trustee of the American Airlines Pass Through Trust 2017-2A and as Trustee of the American Airlines Pass Through Trust 2017-2B, National Australia Bank Limited, as Class AA Liquidity Provider, Class A Liquidity Provider and Class B Liquidity Provider, and Wilmington Trust Company, as Subordination Agent (incorporated by reference to Exhibit 4.3 to American's Current Report on Form 8-K filed on October 6, 2017 (Commission File No. 1-2691)).
4.140	Amended and Restated Note Purchase Agreement, dated as of October 5, 2017, among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust, National Association, as Escrow Agent, and Wilmington Trust Company, as Paying Agent (incorporated by reference to Exhibit 4.6 to American's Current Report on Form 8-K filed on October 6, 2017 (Commission File No. 1-2691)).
4.141	Form of Participation Agreement (Participation Agreement among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein) (incorporated by reference to Exhibit B to Exhibit 4.6 to American's Current Report on Form 8-K filed on October 6, 2017 (Commission File No. 1-2691)).
4.142	Form of First Amendment to Participation Agreement (First Amendment to Participation Agreement among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein) (incorporated by reference to Exhibit D to Exhibit 4.6 to American's Current Report on Form 8-K filed on October 6, 2017 (Commission File No. 1-2691)).
4.143	Form of Indenture and Security Agreement (Indenture and Security Agreement between American Airlines, Inc., and Wilmington Trust Company, as Loan Trustee) (incorporated by reference to Exhibit C to Exhibit 4.6 to American's Current Report on Form 8-K filed on October 6, 2017 (Commission File No. 1-2691)).
4.144	Form of Pass Through Trust Certificate, Series 2017-2B (incorporated by reference to Exhibit A to Exhibit 4.2 to American's Current Report on Form 8-K filed on October 6, 2017 (Commission File No. 1-2691)).
4.145	Revolving Credit Agreement (2017-2B), dated as of October 5, 2017, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2017-2B, as Borrower, and National Australia Bank Limited, as Liquidity Provider (incorporated by reference to Exhibit 4.12 to American's Current Report on Form 8-K filed on October 6, 2017 (Commission File No. 1-2691)).
4.146	Trust Supplement No. 2012-2C(R), dated as of May 15, 2018, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.2 to American's Current Report on Form 8-K filed on May 16, 2018 (Commission File No. 1-2691)).

Exhibit Number	Description
4.147	Form of Amendment No. 2 to Intercreditor Agreement (2012-2C(R)) among Wilmington Trust Company, not in its individual capacity but solely as Trustee of the American Airlines, Inc. Pass Through Trust 2012-2C(R), American Airlines, Inc. and Wilmington Trust Company, not in its individual capacity but solely as Subordination Agent and Trustee (incorporated by reference to Exhibit C to Exhibit 4.6 to American's Current Report on Form 8-K filed on May 16, 2018 (Commission File No. 1-2691)).
4.148	Note Purchase Agreement, dated as of May 15, 2018, among American Airlines, Inc., Wilmington Trust Company, not in its individual capacity, but solely as Pass Through Trustee under the Class C(R) Pass Through Trust Agreement, as Subordination Agent and as Indenture Trustee, Wilmington Trust, National Association, as Escrow Agent, and Wilmington Trust Company, as Paying Agent (incorporated by reference to Exhibit 4.6 to American's Current Report on Form 8-K filed on May 16, 2018 (Commission File No. 1- 2691)).
4.149	Form of Amendment to Participation Agreement (Amendment to Participation Agreement among American Airlines, Inc., Wilmington Trust Company, not in its individual capacity, but solely as Subordination Agent and as Indenture Trustee, and Wilmington Trust Company, not in its individual capacity, but solely as Pass Through Trustee under each of the Pass Through Trust Agreements) (incorporated by reference to Exhibit A to Exhibit 4.6 to American's Current Report on Form 8-K filed on May 16, 2018 (Commission File No. 1- 2691)).
4.150	Form of Pass Through Trust Certificate, Series 2021-1A (incorporated by reference to Exhibit A to Exhibit 4.2 to American's Current Report on Form 8-K filed on November 12, 2021 (Commission File No. 1-02691)).
4.151	Form of Pass Through Trust Certificate, Series 2021-1B (incorporated by reference to Exhibit A to Exhibit 4.3 to American's Current Report on Form 8-K filed on November 12, 2021 (Commission File No. 1-02691)).
4.152	Revolving Credit Agreement (2021-1A), dated as of November 8, 2021, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2021-1A, as Borrower, and Crédit Agricole Corporate and Investment Bank, acting through its New York Branch, as Liquidity Provider (incorporated by reference to Exhibit 4.14 to American's Current Report on Form 8-K filed on November 12, 2021 (Commission File No. 1-02691)).
4.153	Revolving Credit Agreement (2021-1B), dated as of November 8, 2021, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2021-1B, as Borrower, and Crédit Agricole Corporate and Investment Bank, acting through its New York Branch, as Liquidity Provider (incorporated by reference to Exhibit 4.15 to American's Current Report on Form 8-K filed on November 12, 2021 (Commission File No. 1-02691)).
4.154	Tax Benefit Preservation Plan, dated as of December 21, 2021, between American Airlines Group Inc. and American Stock Transfer & Trust Company, LLC, which includes the Form of Certificate of Designations of Series B Junior Participating Preferred Stock as Exhibit A, the Form of Right Certificate as Exhibit B and the Summary of Rights to Purchase Preferred Shares as Exhibit C (incorporated by reference to Exhibit 4.1 to AAG's Current Report on Form 8-K filed on December 22, 2021 (Commission File No. 1-8400)).

Exhibit Number	Description
4.155	Form of Amendment to Trust Indenture and Security Agreement (Amendment to Trust Indenture and Security Agreement between American Airlines, Inc., Wilmington Trust Company, not in its individual capacity, but solely as Indenture Trustee, and Wilmington Trust, National Association, as Securities Intermediary) (incorporated by reference to Exhibit B to Exhibit 4.6 to American's Current Report on Form 8-K filed on May 16, 2018 (Commission File No. 1-2691)).
4.156	Form of Pass Through Trust Certificate, Series 2012-2C(R) (incorporated by reference to Exhibit A to Exhibit 4.2 to American's Current Report on Form 8-K filed on May 16, 2018 (Commission File No. 1-2691)).
4.157	Trust Supplement No. 2019-1AA (Aircraft EETC), dated as of August 15, 2019, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.2 to American's Current Report on Form 8-K filed on August 15, 2019 (Commission File No. 1-02691)).
4.158	Trust Supplement No. 2019-1A (Aircraft EETC), dated as of August 15, 2019, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.3 to American's Current Report on Form 8-K filed on August 15, 2019 (Commission File No. 1-02691)).
4.159	Trust Supplement No. 2019-1B (Aircraft EETC), dated as of August 15, 2019, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.4 to American's Current Report on Form 8-K filed on August 15, 2019 (Commission File No. 1-02691)).
4.160	Intercreditor Agreement (2019-1), dated as of August 15, 2019, among Wilmington Trust Company, as Trustee of the American Airlines Pass Through Trust 2019-1AA (Aircraft EETC), as Trustee of the American Airlines Pass Through Trust 2019-1A (Aircraft EETC) and as Trustee of the American Airlines Pass Through Trust 2019-1B (Aircraft EETC), National Australia Bank Limited, as Class AA Liquidity Provider, Class A Liquidity Provider and Class B Liquidity Provider, and Wilmington Trust Company, as Subordination Agent (incorporated by reference to Exhibit 4.5 to American's Current Report on Form 8-K filed on August 15, 2019 (Commission File No. 1-02691)).
4.161	Note Purchase Agreement, dated as of August 15, 2019, among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust, National Association, as Escrow Agent, and Wilmington Trust Company, as Paying Agent (incorporated by reference to Exhibit 4.12 to American's Current Report on Form 8-K filed on August 15, 2019 (Commission File No. 1-02691)).
4.162	Form of Participation Agreement (Participation Agreement among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein) (incorporated by reference to Exhibit B to Exhibit 4.12 to American's Current Report on Form 8-K filed on August 15, 2019 (Commission File No. 1-02691)).

Exhibit Number	Description
4.163	Form of Indenture and Security Agreement (Indenture and Security Agreement between American Airlines, Inc., and Wilmington Trust Company, as Loan Trustee) (incorporated by reference to Exhibit C to Exhibit 4.12 to American's Current Report on Form 8-K filed on August 15, 2019 (Commission File No. 1-02691)).
4.164	Form of Pass Through Trust Certificate, Series 2019-1AA (Aircraft EETC) (incorporated by reference to Exhibit A to Exhibit 4.2 to American's Current Report on Form 8-K filed on August 15, 2019 (Commission File No. 1-02691)).
4.165	Form of Pass Through Trust Certificate, Series 2019-1A (Aircraft EETC) (incorporated by reference to Exhibit A to Exhibit 4.3 to American's Current Report on Form 8-K filed on August 15, 2019 (Commission File No. 1-02691)).
4.166	Form of Pass Through Trust Certificate, Series 2019-1B (Aircraft EETC) (incorporated by reference to Exhibit A to Exhibit 4.4 to American's Current Report on Form 8-K filed on August 15, 2019 (Commission File No. 1-02691)).
4.167	Revolving Credit Agreement (2019-1AA), dated as of August 15, 2019, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2019-1AA (Aircraft EETC), as Borrower, and National Australia Bank Limited, as Liquidity Provider (incorporated by reference to Exhibit 4.18 to American's Current Report on Form 8-K filed on August 15, 2019 (Commission File No. 1-02691)).
4.168	Revolving Credit Agreement (2019-1A), dated as of August 15, 2019, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2019-1A (Aircraft EETC), as Borrower, and National Australia Bank Limited, as Liquidity Provider (incorporated by reference to Exhibit 4.19 to American's Current Report on Form 8-K filed on August 15, 2019 (Commission File No. 1-02691)).
4.169	Trust Supplement No. 2021-1A, dated as of November 8, 2021, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.2 to American's Current Report on Form 8-K filed on November 12, 2021 (Commission File No. 1-02691)).
4.170	Trust Supplement No. 2021-1B, dated as of November 8, 2021, between American Airlines, Inc. and Wilmington Trust Company, as Trustee, to the Pass Through Trust Agreement, dated as of September 16, 2014 (incorporated by reference to Exhibit 4.3 to American's Current Report on Form 8-K filed on November 12, 2021 (Commission File No. 1-02691)).
4.171	Intercreditor Agreement (2021-1), dated as of November 8, 2021, among Wilmington Trust Company, as Trustee of the American Airlines Pass Through Trust 2021-1A and as Trustee of the American Airlines Pass Through Trust 2021-1B, Crédit Agricole Corporate and Investment Bank, acting through its New York Branch, as Class A Liquidity Provider and Class B Liquidity Provider, and Wilmington Trust Company, as Subordination Agent (incorporated by reference to Exhibit 4.4 to American's Current Report on Form 8-K filed on November 12, 2021 (Commission File No. 1-02691)).
4.172	Note Purchase Agreement, dated as of November 8, 2021, among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust, National Association, as Escrow Agent, and Wilmington Trust Company, as Paying Agent (incorporated by reference to Exhibit 4.9 to American's Current Report on Form 8-K filed on November 12, 2021 (Commission File No. 1-02691)).

Exhibit Number	Description
4.173	Form of Participation Agreement (Participation Agreement among American Airlines, Inc., Wilmington Trust Company, as Pass Through Trustee under each of the Pass Through Trust Agreements, Wilmington Trust Company, as Subordination Agent, Wilmington Trust Company, as Loan Trustee, and Wilmington Trust Company, in its individual capacity as set forth therein) (incorporated by reference to Exhibit B to Exhibit 4.9 to American's Current Report on Form 8-K filed on November 12, 2021 (Commission File No. 1-02691)).
4.174	Form of Indenture and Security Agreement (Indenture and Security Agreement between American Airlines, Inc., and Wilmington Trust Company, as Loan Trustee) (incorporated by reference to Exhibit C to Exhibit 4.9 to American's Current Report on Form 8-K filed on November 12, 2021 (Commission File No. 1-02691)).
4.175	Revolving Credit Agreement (2019-1B), dated as of August 15, 2019, between Wilmington Trust Company, as Subordination Agent, as agent and trustee for the trustee of the American Airlines Pass Through Trust 2019-1B (Aircraft EETC), as Borrower, and National Australia Bank Limited, as Liquidity Provider (incorporated by reference to Exhibit 4.20 to American's Current Report on Form 8-K filed on August 15, 2019 (Commission File No. 1-02691)).
4.176	Indenture, dated as of May 20, 2019, by and among American Airlines Group Inc., the Guarantor (as defined therein) and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to AAG's Current Report on Form 8-K filed on May 21, 2019 (Commission File No. 1-8400)).
4.177	Form of 5.000% Senior Notes due 2022 (incorporated by reference to Exhibit A to Exhibit 4.1 to AAG's Current Report on Form 8-K filed on May 21, 2019 (Commission File No. 1-8400)).
4.178	Indenture, dated as of February 25, 2020, by and among American Airlines Group Inc., the Guarantor (as defined therein) and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to AAG's Current Report on Form 8-K filed on February 26, 2020 (Commission File No. 1-8400)).
4.179	Form of 3.75% Senior Notes due 2025 (incorporated by reference to Exhibit A to Exhibit 4.1 to AAG's Current Report on Form 8-K filed on February 26, 2020 (Commission File No. 1-8400)).
4.180	Indenture, dated as of June 25, 2020, by and between American Airlines Group Inc. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to AAG's Current Report on Form 8-K filed on June 25, 2020 (Commission File No. 1-8400)).
4.181	First Supplemental Indenture, dated as of June 25, 2020, by and among American Airlines Group Inc., American Airlines, Inc. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.2 to AAG's Current Report on Form 8-K filed on June 25, 2020 (Commission File No. 1-8400)).
4.182	Form of 6.50% Convertible Senior Notes due 2025 (incorporated by reference to Exhibit A to Exhibit 4.2 to AAG's Current Report on Form 8-K filed on June 25, 2020 (Commission File No. 1-8400)).
4.183	Indenture, dated as of June 30, 2020, by and among American Airlines, Inc., American Airlines Group, Inc. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to AAG's Current Report on Form 8-K filed on July 2, 2020 (Commission File No. 1-8400)).

Exhibit Number	Description
4.184	Form of 11.75% Senior Notes due 2025 (incorporated by reference to Exhibit A to Exhibit 4.1 to AAG's Current Report on Form 8-K filed on July 2, 2020 (Commission File Number 1-8400)).
4.185	Indenture (IP Notes), dated as of September 25, 2020, by and among American Airlines, Inc., American Airlines Group Inc. and Wilmington Trust, National Association, as trustee and as collateral trustee (incorporated by reference to Exhibit 4.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (Commission File No. 1-8400)).#
4.186	Form of 10.75%/12.00% PIK Senior Secured IP Notes due 2026 (incorporated by reference to Exhibit A to Exhibit 4.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (Commission File No. 1-8400)).
4.187	Indenture (LGA/DCA Notes), dated as of September 25, 2020, by and among American Airlines, Inc., American Airlines Group Inc. and Wilmington Trust, National Association, as trustee and as collateral trustee (incorporated by reference to Exhibit 4.3 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (Commission File No. 1-8400)).#
4.188	Form of 10.75%/12.00% PIK Senior Secured Notes due 2026 (incorporated by reference to Exhibit A to Exhibit 4.3 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (Commission File No. 1-8400)).
4.189	Warrant Agreement, dated as of April 20, 2020, between American Airlines Group, Inc. and the United States Department of the Treasury (incorporated by reference to Exhibit 4.3 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (Commission File No. 1-8400)).
4.190	Form of PSP1 Warrant (incorporated by reference to Annex B to Exhibit 4.3 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (Commission File No. 1-8400)).
4.191	Warrant Agreement, dated as of September 25, 2020, between American Airlines Group, Inc. and the United States Department of the Treasury (incorporated by reference to Exhibit 4.5 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (Commission File No. 1-8400)).
4.192	Form of Treasury Loan Warrant (incorporated by reference to Annex B to Exhibit 4.5 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (Commission File No. 1-8400)).
4.193	Warrant Agreement, dated as of January 15, 2021, between American Airlines Group, Inc. and the United States Department of the Treasury (incorporated by reference to Exhibit 4.182 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).
4.194	Form of PSP2 Warrant (incorporated by reference to Annex B to Exhibit 4.182).
4.195	Warrant Agreement, dated as of April 23, 2021, between American Airlines Group Inc. and the United States Department of the Treasury (incorporated by reference to Exhibit 4.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (Commission File No. 1-8400)).
4.196	Form of PSP3 Warrant (incorporated by reference to Annex B to Exhibit 4.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (Commission File No. 1-8400)).

Exhibit Number	Description
4.197	Indenture, dated as of March 24, 2021, by and among American Airlines, Inc., AAdvantage Loyalty IP Ltd., American Airlines Group Inc., AAdvantage Holdings 1, Ltd. and AAdvantage Holdings 2, Ltd. and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.3 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission File No. 1-8400)).
4.198	Form of 5.50% Senior Secured Notes due 2026 (incorporated by reference as Exhibit A-1 to Exhibit 4.3 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission File No. 1-8400)).
4.199	Form of 5.75% Senior Secured Notes due 2029 (incorporated by reference as Exhibit A-2 to Exhibit 4.3 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission File No. 1-8400)).
10.1	Payroll Support Program Agreement, dated as of April 20, 2020, between American Airlines, Inc. and the United States Department of the Treasury (incorporated by reference to Exhibit 10.5 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (Commission File No. 1-8400)).
10.2	Promissory Note, dated as of April 20, 2020, issued by American Airlines Group Inc. in the name of the United States Department of the Treasury and guaranteed by American Airlines, Inc., Envoy Air Inc., Piedmont Airlines, Inc. and PSA Airlines, Inc. (incorporated by reference to Exhibit 10.6 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (Commission File No. 1-8400)).
10.3	Payroll Support Program Extension Agreement, dated as of January 15, 2021, between American Airlines, Inc. and the United States Department of the Treasury (incorporated by reference to Exhibit 10.3 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).
10.4	Promissory Note, dated as of January 15, 2021, issued by American Airlines Group Inc. in the name of the United States Department of the Treasury and guaranteed by American Airlines, Inc., Envoy Air Inc., Piedmont Airlines, Inc. and PSA Airlines, Inc. (incorporated by reference to Exhibit 10.4 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).
10.5	Amendment, dated as of June 30, 2022, to the Promissory Notes and the Warrants issued by American Airlines Group Inc. to the United States Department of the Treasury (incorporated by reference to Exhibit 10.3 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (Commission File No. 1-8400)).
10.6	Loan and Guarantee Agreement, dated as of September 25, 2020, among American Airlines, Inc., American Airlines Group Inc., the other guarantors party thereto from time to time, the United States Department of the Treasury and the Bank of New York Mellon, as administrative and collateral agent (incorporated by reference to Exhibit 10.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (Commission File No. 1-8400).
10.7	Restatement Agreement, dated as of October 21, 2020, to Loan and Guarantee Agreement, dated as of September 25, 2020, among American Airlines, Inc., American Airlines Group Inc., the other guarantors party thereto from time to time, the United States Department of the Treasury and the Bank of New York Mellon, as administrative and collateral agent (incorporated by reference to Exhibit 10.6 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**

Exhibit Number	Description
10.8	Letter Agreement, dated as of January 15, 2021, to Loan and Guarantee Agreement, dated as of September 25, 2020, among American Airlines, Inc., American Airlines Group Inc., the other guarantors party thereto from time to time, the United States Department of the Treasury and the Bank of New York Mellon, as administrative and collateral agent (incorporated by reference to Exhibit 10.7 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).
10.9	Amended and Restated Credit and Guaranty Agreement, dated as of December 15, 2016, amending the Loan Agreement, dated as of May 23, 2013, among American Airlines, Inc. (as successor in interest to US Airways, Inc., as borrower), as the borrower, American Airlines Group Inc., as parent and guarantor (as successor in interest to US Airways Group, Inc., as parent and guarantor), the lenders from time to time party thereto, Citibank N.A., as administrative agent and collateral agent (as successor in interest to Citicorp North America Inc., as administrative agent and collateral agent), and certain other parties thereto. (incorporated by reference to Exhibit 10.1 to AAG's Annual Report on Form 10-K for the year ended December 31, 2016 (Commission File No. 1-8400)).
10.10	First Amendment to Amended and Restated Credit and Guaranty Agreement, dated as of November 14, 2017, amending the Amended and Restated Credit and Guaranty Agreement, dated as of December 15, 2016, amending the Loan Agreement, dated as of May 23, 2013, among American Airlines, Inc. (as successor in interest to US Airways, Inc., as borrower), as the borrower, American Airlines Group Inc., as parent and guarantor (as successor in interest to US Airways Group, Inc., as parent and guarantor), the lenders from time to time party thereto, Citibank N.A., as administrative agent and collateral agent (as successor in interest to Citicorp North America Inc., as administrative agent and collateral agent), and certain other parties thereto (incorporated by reference to Exhibit 10.2 to AAG's Annual Report on Form 10-K for the year ended December 31, 2017 (Commission File No. 1-8400)).
10.11	First Amendment and Restatement Agreement, dated as of April 20, 2015, in relation to the Credit and Guaranty Agreement, dated as of October 10, 2014 (as amended), among American Airlines Group Inc. (as successor in interest to US Airways Group, Inc.), American Airlines, Inc. (as successor in interest to US Airways, Inc.), the Revolving Lenders (as defined therein) party thereto, the 2015 Term Loan Lenders (as defined therein) party thereto and Citibank N.A., as administrative agent and collateral agent (incorporated by reference to Exhibit 10.4 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (Commission File No. 1-8400)).
10.12	First Amendment to Amended and Restated Credit and Guaranty Agreement, dated as of October 26, 2015, amending the Amended and Restated Credit and Guaranty Agreement, dated as of April 20, 2015, among American Airlines, Inc. (as successor in interest to US Airways, Inc.), American Airlines Group Inc. (as successor in interest to US Airways Group, Inc.), the lenders from time to time party thereto, Citibank N.A., as administrative agent, and certain other parties thereto (incorporated by reference to Exhibit 10.6 to AAG's Annual Report on Form 10-K for the year ended December 31, 2015 (Commission File No. 1-8400)).
10.13	Second Amendment to Amended and Restated Credit and Guaranty Agreement, dated as of September 22, 2016, amending the Amended and Restated Credit and Guaranty Agreement, dated as of April 20, 2015, among American Airlines, Inc., American Airlines Group Inc., the lenders from time to time party thereto, Citibank N.A., as administrative agent, and certain other parties thereto (incorporated by reference to Exhibit 10.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 (Commission File No. 1-8400)).

Exhibit Number	Description
10.14	Letter Agreement No. AAL-LA-2100511, dated as of March 9, 2021, to Purchase Agreement No. 3219 by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.8 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission File No. 1-8400)).**
10.15	Amendment 1, dated as of March 25, 2021, to the Letter Agreement No. AAL-LA-2100511, dated as of March 9, 2021, to Purchase Agreement No. 3219 by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.9 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission File No. 1-8400)).**
10.16	Amendment 2, dated as of June 28, 2021, to the Letter Agreement No. AAL-LA-2100511, dated as of March 9, 2021, to Purchase Agreement No. 3219 by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.3 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (Commission File No. 1-8400)).**
10.17	Amendment No. 3, dated as of September 24, 2021, to the Letter Agreement No. AAL-LA-2100511, dated as of March 9, 2021, to Purchase Agreement No. 3219 by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (Commission File No. 1-8400)).**
10.18	Letter Agreement No. AAL LA 2100530, dated as of March 9, 2021, to Purchase Agreement No. 3219 by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.10 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission File No. 1-8400)).**
10.19	Supplemental Agreement No. 16, dated as of May 21, 2021, to Purchase Agreement No. 3219 dated as of October 15, 2008, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.4 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (Commission File No. 1-8400)).**
10.20	Amendment No. 4, dated as of December 15, 2021, to the Letter Agreement No. AAL-LA-2100511, dated as of March 9, 2021, to Purchase Agreement No. 3219 by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.19 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.21	Supplemental Agreement No. 17, dated as of January 31, 2022, to Purchase Agreement No. 3219 dated as of October 15, 2008, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (Commission File No. 1-8400)).**
10.22	Third Amendment to the Amended and Restated Credit and Guaranty Agreement, dated as of June 14, 2017, amending the Amended and Restated Credit and Guaranty Agreement, dated as of April 20, 2015, among American Airlines, Inc., American Airlines Group Inc., the lenders from time to time party thereto, Citibank N.A., as administrative agent, and certain other parties thereto (incorporated by reference to Exhibit 10.2 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2017 (Commission File No. 1-8400)).

Exhibit Number	Description
10.23	Fourth Amendment to the Amended and Restated Credit and Guaranty Agreement, dated as of August 21, 2017, amending the Amended and Restated Credit and Guaranty Agreement, dated as of April 20, 2015, among American Airlines, Inc., American Airlines Group Inc., the lenders from time to time party thereto, Citibank N.A., as administrative agent, and certain other parties thereto (incorporated by reference to Exhibit 10.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (Commission File No. 1-8400)).*
10.24	Fifth Amendment to the Amended and Restated Credit and Guaranty Agreement, dated as of September 17, 2018, amending the Amended and Restated Credit and Guaranty Agreement, dated as of April 20, 2015, among American Airlines, Inc., American Airlines Group Inc., the lenders from time to time party thereto, Citibank N.A., as administrative agent, and certain other parties thereto (incorporated by reference to Exhibit 10.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 (Commission File No. 1-8400)).
10.25	Sixth Amendment to the Amended and Restated Credit and Guaranty Agreement, dated as of December 10, 2018, amending the Amended and Restated Credit and Guaranty Agreement, dated as of April 20, 2015, among American Airlines, Inc., American Airlines Group Inc., the lenders from time to time party thereto, Citibank N.A., as administrative agent, and certain other parties thereto (incorporated by reference to Exhibit 10.9 to AAG's Annual Report on Form 10-K for the year ended December 31, 2018 (Commission File No. 1-8400)).*
10.26	Seventh Amendment to the Amended and Restated Credit and Guaranty Agreement, dated as of November 8, 2019, amending the Amended and Restated Credit and Guaranty Agreement, dated as of April 20, 2015, among American Airlines, Inc., American Airlines Group Inc., the lenders from time to time party thereto, Citibank N.A., as administrative agent, and certain other parties thereto (incorporated by reference to Exhibit 10.10 to AAG's Annual Report on Form 10-K for the year ended December 31, 2019 (Commission File No. 1-8400)).**
10.27	First Amendment and Restatement Agreement, dated as of May 21, 2015, in relation to the Credit and Guaranty Agreement, dated as of June 27, 2013 (as amended), among American Airlines Group Inc. (as successor in interest to US Airways Group, Inc.), American Airlines, Inc. (as successor in interest to US Airways, Inc.), the Revolving Lenders (as defined therein) party thereto, the 2015 Term Loan Lenders (as defined therein) party thereto and Deutsche Bank AG New York Branch, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.5 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (Commission File No. 1-8400)).
10.28	First Amendment to Amended and Restated Credit and Guaranty Agreement, dated as of October 26, 2015, amending the Amended and Restated Credit and Guaranty Agreement, dated as of May 21, 2015, among American Airlines, Inc. (as successor in interest to US Airways, Inc.), American Airlines Group Inc., (as successor in interest to US Airways Group, Inc.), the lenders from time to time party thereto, Deutsche Bank AG New York Branch, as administrative agent, and certain other parties thereto (incorporated by reference to Exhibit 10.8 to AAG's Annual Report on Form 10-K for the year ended December 31, 2015 (Commission File No. 1-8400)).

Exhibit Number	Description
10.29	Second Amendment to Amended and Restated Credit and Guaranty Agreement, dated as of March 14, 2017, amending the Amended and Restated Credit and Guaranty Agreement, dated as of May 21, 2015, among American Airlines, Inc., American Airlines Group Inc., the lenders from time to time party thereto, Deutsche Bank AG New York Branch, as administrative agent, and certain other parties thereto (incorporated by reference to Exhibit 10.2 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (Commission File No. 1-8400)).
10.30	Third Amendment to the Amended and Restated Credit And Guaranty Agreement, dated as of August 21, 2017, amending the Amended and Restated Credit and Guaranty Agreement, dated as of May 21, 2015, among American Airlines, Inc., American Airlines Group Inc., the lenders from time to time party thereto, Deutsche Bank AG New York Branch, as administrative agent, and certain other parties thereto (incorporated by reference to Exhibit 10.11 to AAG's Annual Report on Form 10-K for the year ended December 31, 2017 (Commission File No. 1-8400)).*
10.31	Fourth Amendment to Amended and Restated Credit and Guaranty Agreement, dated as of May 15, 2018, amending the Amended and Restated Credit and Guaranty Agreement, dated as of May 21, 2015, among American Airlines, Inc., American Airlines Group Inc., the lenders from time to time party thereto, Deutsche Bank AG New York Branch, as administrative agent, and Barclays Bank PLC, as designated replacement term lender (incorporated by reference to Exhibit 10.3 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (Commission File No. 1-8400)).
10.32	Fifth Amendment to Amended and Restated Credit and Guaranty Agreement, dated as of December 10, 2018, amending the Amended and Restated Credit and Guaranty Agreement, dated as of May 21, 2015, among American Airlines, Inc., American Airlines Group Inc., the lenders from time to time party thereto, Deutsche Bank AG New York Branch, as administrative agent, and Barclays Bank PLC, as designated replacement term lender (incorporated by reference to Exhibit 10.15 to AAG's Annual Report on Form 10-K for the year ended December 31, 2018 (Commission File No. 1-8400)).**
10.33	Sixth Amendment to Amended and Restated Credit and Guaranty Agreement, dated as of November 8, 2019, amending the Amended and Restated Credit and Guaranty Agreement, dated as of May 21, 2015, among American Airlines, Inc., American Airlines Group Inc., the lenders from time to time party thereto, Deutsche Bank AG New York Branch, as administrative agent, and Barclays Bank PLC, as designated replacement term lender (incorporated by reference to Exhibit 10.17 to AGG's Annual Report on Form 10-K for the year ended December 31, 2019 (Commission File No. 1-8400)).**
10.34	Credit and Guaranty Agreement, dated as of April 29, 2016, among American Airlines, Inc. as borrower, American Airlines Group Inc., as parent and guarantor, certain other subsidiaries of American Airlines Group Inc., as guarantors, the lenders party thereto, Barclays Bank PLC, as administrative agent and collateral agent, and certain other parties thereto (incorporated by reference to Exhibit 10.2 to AAG's Quarterly Report on Form 10-Q filed on July 22, 2016 (Commission File No. 1-8400)).
10.35	First Amendment to Credit and Guaranty Agreement, dated as of October 31, 2016, amending the Credit and Guaranty Agreement, dated as of April 29, 2016, among American Airlines, Inc. as borrower, American Airlines Group Inc., as parent and guarantor, the lenders party thereto, Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 10.81 to AAG's Annual Report on Form 10-K for the year ended December 31, 2016 (Commission File No. 1-8400)).

Exhibit Number	Description
10.36	Second Amendment to the Credit and Guaranty Agreement, dated as of August 21, 2017, amending the Credit and Guaranty Agreement, dated as of April 29, 2016, among American Airlines, Inc., American Airlines Group Inc., the lenders from time to time party thereto, Barclays Bank PLC, as administrative agent, and certain other parties thereto (incorporated by reference to Exhibit 10.15 to AAG's Annual Report on Form 10-K for the year ended December 31, 2017 (Commission File No. 1-8400)).*
10.37	Third Amendment to Credit and Guaranty Agreement, dated as of November 1, 2017, amending the Credit and Guaranty Agreement, dated as of April 29, 2016, among American Airlines, Inc. as borrower, American Airlines Group Inc., as parent and guarantor, the lenders party thereto, Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 10.16 to AAG's Annual Report on Form 10-K for the year ended December 31, 2017 (Commission File No. 1-8400)).
10.38	Fourth Amendment to Credit and Guaranty Agreement, dated as of December 10, 2018, amending the Credit and Guaranty Agreement, dated as of April 29, 2016, among American Airlines, Inc. as borrower, American Airlines Group Inc., as parent and guarantor, the lenders party thereto, Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 10.20 to AAG's Annual Report on Form 10-K for the year ended December 31, 2018 (Commission File No. 1-8400)).*
10.39	Fifth Amendment to Credit and Guaranty Agreement, dated as of November 8, 2019, amending the Credit and Guaranty Agreement, dated as of April 29, 2016, among American Airlines, Inc. as borrower, American Airlines Group Inc., as parent and guarantor, the lenders party thereto, Barclays Bank PLC, as administrative agent (incorporated by reference to Exhibit 10.32 to AAG's Annual Report on Form 10-K for the year ended December 31, 2019 (Commission File No. 1-8400)). *
10.40	Purchase Agreement No. 3219, dated as of October 15, 2008, between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.38 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.41	Supplemental Agreement No. 2, dated as of July 21, 2010, to Purchase Agreement No. 3219 between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.39 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.42	Supplemental Agreement No. 3, dated as of February 1, 2013, to Purchase Agreement No. 3219 between American Airlines, Inc., and The Boeing Company (incorporated by reference to Exhibit 10.40 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.43	Supplemental Agreement No. 4, dated as of June 9, 2014, to Purchase Agreement No. 3219 between The Boeing Company and American Airlines, Inc. dated as of October 15, 2008, relating to Boeing Model 787 Aircraft, as amended, restated, amended and restated, supplemented or otherwise modified (incorporated by reference to Exhibit 10.41 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**

Exhibit Number	Description
10.44	Supplemental Agreement No. 5, dated as of January 20, 2015, to Purchase Agreement No. 3219 between The Boeing Company and American Airlines, Inc., dated as of October 15, 2008, relating to Boeing Model 787 Aircraft, as amended, restated, amended and restated, supplemented or otherwise modified (incorporated by reference to Exhibit 10.42 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.45	Supplemental Agreement No. 6, dated as of April 21, 2015, to Purchase Agreement No. 3219 between American Airlines, Inc. and The Boeing Company, dated as of October 15, 2008, as amended, restated, amended and restated, supplemented or otherwise modified (incorporated by reference to Exhibit 10.43 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.46	Supplemental Agreement No. 7, dated as of September 12, 2016, to Purchase Agreement No. 3219 dated as of October 15, 2008, between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.44 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.47	Supplemental Agreement No. 8, dated as of January 26, 2017, to Purchase Agreement No. 3219 dated as of October 15, 2008, between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.45 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.48	Supplemental Agreement No. 9, dated as of April 24, 2017, to Purchase Agreement No. 3219 dated as of October 15, 2008, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.46 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.49	Supplemental Agreement No. 10, dated as of May 11, 2017, to Purchase Agreement No. 3219 dated as of October 15, 2008, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.47 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.50	Supplemental Agreement No. 11, dated as of April 6, 2018, to Purchase Agreement No. 3219 dated as of October 15, 2008, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (Commission File No. 1-8400)).*
10.51	Supplemental Agreement No. 12, dated as of May 29, 2019, to Purchase Agreement No. 3219 dated as of October 15, 2008, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (Commission File No. 1-8400)).**
10.52	Supplemental Agreement No. 13, dated as of August 20, 2019, to Purchase Agreement No. 3219 dated as of October 15, 2008, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2019 (Commission File No. 1-8400)).**
10.53	Supplemental Agreement No. 14, dated as of February 24, 2020, to Purchase Agreement No. 3219 dated as of October 15, 2008, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (Commission File No. 1-8400)).**

Exhibit Number	Description
10.54	Supplemental Agreement No. 15, dated as of March 16, 2020, to Purchase Agreement No. 3219 dated as of October 15, 2008, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.2 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (Commission File No. 1-8400)).**
10.55	A320 Family Aircraft Purchase Agreement, dated as of July 20, 2011, between American Airlines, Inc. and Airbus S.A.S (incorporated by reference to Exhibit 10.46 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.56	Amendment No. 1, dated as of January 11, 2013, to A320 Family Aircraft Purchase Agreement between American Airlines, Inc. and Airbus S.A.S., dated as of July 20, 2011 (incorporated by reference to Exhibit 10.47 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.57	Amendment No. 2, dated as of May 30, 2013, to A320 Family Aircraft Purchase Agreement between American Airlines, Inc. and Airbus S.A.S, dated as of July 20, 2011 (incorporated by reference to Exhibit 10.48 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.58	Amendment No. 3, dated as of November 20, 2013, to A320 Family Aircraft Purchase Agreement between American Airlines, Inc. and Airbus S.A.S., dated as of July 20, 2011 (incorporated by reference to Exhibit 10.49 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.59	Amendment No. 4, dated as of June 18, 2014, to the A320 Family Aircraft Purchase Agreement between Airbus S.A.S., as seller, and American Airlines, Inc., as buyer, dated as of July 20, 2011, as amended, restated, amended and restated, supplemented or otherwise modified (incorporated by reference to Exhibit 10.50 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.60	Amendment No. 5, dated as of June 24, 2014, to the A320 Family Aircraft Purchase Agreement between Airbus S.A.S., as seller, and American Airlines, Inc., as buyer, dated as of July 20, 2011, as amended, restated, amended and restated, supplemented or otherwise modified (incorporated by reference to Exhibit 10.51 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.61	Amendment No. 6, dated as of July 1, 2014, to the A320 Family Aircraft Purchase Agreement between Airbus S.A.S., as seller, and American Airlines, Inc., as buyer, dated as of July 20, 2011, as amended, restated, amended and restated, supplemented or otherwise modified (incorporated by reference to Exhibit 10.52 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.62	Amendment No. 7, dated as of November 25, 2014, to the A320 Family Aircraft Purchase Agreement between Airbus S.A.S., as seller, and American Airlines, Inc., as buyer, dated as of July 20, 2011, as amended, restated, amended and restated, supplemented or otherwise (incorporated by reference to Exhibit 10.53 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.63	Amendment No. 8, dated as of June 11, 2015, to the A320 Family Aircraft Purchase Agreement between American Airlines, Inc. and Airbus S.A.S., dated as of July 20, 2011, as amended, restated, amended and restated, supplemented or otherwise modified (incorporated by reference to Exhibit 10.54 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**

Exhibit Number	Description
10.64	Amendment No. 9, dated as of September 23, 2015, to the A320 Family Aircraft Purchase Agreement, dated as of July 20, 2011, between American Airlines, Inc. and Airbus S.A.S. (incorporated by reference to Exhibit 10.55 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.65	Amendment No. 10, dated as of July 16, 2018, to the A320 Family Aircraft Purchase Agreement, dated as of July 20, 2011, between American Airlines, Inc. and Airbus S.A.S. (incorporated by reference to Exhibit 10.56 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.66	Amendment No. 11, dated as of June 19, 2019, to the A320 Family Aircraft Purchase Agreement, dated as of July 20, 2011, between American Airlines, Inc. and Airbus S.A.S. (incorporated by reference to Exhibit 10.2 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (Commission File No. 1-8400)).**
10.67	Amendment No. 12, dated as of June 26, 2020, to the A320 Family Aircraft Purchase Agreement between Airbus S.A.S., as seller, and American Airlines, Inc. as buyer, dated as of July 20, 2011, as amended, restated, amended and restated, supplemented or otherwise (incorporated by reference to Exhibit 10.3 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (Commission File No. 1-8400)).**
10.68	Amendment No. 13, dated as of July 13, 2020, to the A320 Family Aircraft Purchase Agreement between Airbus S.A.S., as seller, and American Airlines, Inc. as buyer, dated as of July 20, 2011, as amended, restated, amended and restated, supplemented or otherwise (incorporated by reference to Exhibit 10.2 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (Commission File No. 1-8400)).**
10.69	Amendment No. 15, dated as of June 30, 2021, to the A320 Family Aircraft Purchase Agreement between Airbus S.A.S., as seller, and American Airlines, Inc. as buyer, dated as of July 20, 2011, as amended, restated, amended and restated, supplemented or otherwise (incorporated by reference to Exhibit 10.2 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (Commission File No. 1-8400)).**
10.70	Amendment No. 14, dated as of October 8, 2020, to the A320 Family Aircraft Purchase Agreement between Airbus S.A.S., as seller, and American Airlines, Inc. as buyer, dated as of July 20, 2011, as amended, restated, amended and restated, supplemented or otherwise (incorporated by reference to Exhibit 10.60 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.71	Purchase Agreement No. 03735, dated as of February 1, 2013, between American Airlines, Inc., and The Boeing Company (incorporated by reference to Exhibit 10.69 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.72	Supplemental Agreement No. 1, dated as of April 15, 2013, to Purchase Agreement No. 03735 dated as of February 1, 2013, between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.70 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.73	Supplemental Agreement No. 2, dated as of March 6, 2015, to Purchase Agreement No. 03735 dated as of February 1, 2013, between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.71 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**

Exhibit Number	Description
10.74	Supplemental Agreement No. 3, dated as of May 22, 2015, to Purchase Agreement No. 03735 dated as of February 1, 2013, between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.72 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.75	Letter Agreement, dated as of January 14, 2016, to Purchase Agreement No. 03735 dated as of February 1, 2013, between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.73 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.76	Supplemental Agreement No. 4, dated as of June 6, 2016, to Purchase Agreement No. 03735 dated as of February 1, 2013, between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.74 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.77	Supplemental Agreement No. 5, dated as of August 8, 2016, to Purchase Agreement No. 03735 dated as of February 1, 2013, between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.75 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.78	Supplemental Agreement No. 6, dated as of November 15, 2016, to Purchase Agreement No. 03735 dated as of February 1, 2013, between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.76 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.79	Supplemental Agreement No. 7, dated as of March 2, 2017, to Purchase Agreement No. 03735 dated as of February 1, 2013, between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.77 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.80	Supplemental Agreement No. 8, dated as of December 7, 2017, to Purchase Agreement No. 03735 dated as of February 1, 2013, between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.45 to AAG's Annual Report on Form 10-K for the year ended December 31, 2017 (Commission File No. 1-8400)).*
10.81	Supplemental Agreement No. 9, dated as of April 6, 2018, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.2 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2018 (Commission File No. 1-8400)).*
10.82	Supplemental Agreement No. 10, dated as of March 26, 2019, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (Commission File No. 1-8400)).**
10.83	Letter Agreement, dated as of September 4, 2020, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.3 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (Commission File No. 1-8400)).**
10.84	Supplemental Agreement No. 11, dated as of October 9, 2020, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.74 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**

Exhibit Number	Description
10.85	Supplemental Agreement No. 12, dated as of October 22, 2020, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.75 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.86	Supplemental Agreement No. 13, dated as of November 17, 2020, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.76 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.87	Supplemental Agreement No. 14, dated as of November 25, 2020, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.77 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.88	Supplemental Agreement No. 15, dated as of December 15, 2020, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.78 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.89	Amendment 1, dated as of December 31, 2020, to the Letter Agreement, dated as of September 4, 2020, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.79 to AAG's Annual Report on Form 10-K for the year ended December 31, 2020 (Commission File No. 1-8400)).**
10.90	Supplemental Agreement No. 16, dated as of January 14, 2021, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.5 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission File No. 1-8400)).**
10.91	Supplemental Agreement No. 17, dated as of February 11, 2021, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.6 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission File No. 1-8400)).**
10.92	Supplemental Agreement No. 18, dated as of March 12, 2021, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.7 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission File No. 1-8400)).**
10.93	Supplemental Agreement No. 19, dated as of April 8, 2021, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.5 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (Commission File No. 1-8400)).**
10.94	Supplemental Agreement No. 20, dated as of November 12, 2021, to Purchase Agreement No. 03735 dated as of February 1, 2013, between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.92 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400)).**
10.95	Supplemental Agreement No. 21, dated as of January 14, 2022, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.2 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (Commission File No. 1-8400)).**

Exhibit Number	Description
10.96	Supplemental Agreement No. 22, dated as of January 31, 2022, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.3 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (Commission File No. 1-8400)).**
10.97	Supplemental Agreement No. 23, dated as of May 5, 2022, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (Commission File No. 1-8400)).**
10.98	Supplemental Agreement No. 24, dated as of June 6, 2022, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.2 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 (Commission File No. 1-8400)).**
10.99	Supplemental Agreement No. 25, dated as of July 1, 2022, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (Commission File No. 1-8400)).**
10.100	Supplemental Agreement No. 26, dated as of August 1, 2022, to Purchase Agreement No. 03735 dated as of February 1, 2013, by and between American Airlines, Inc. and The Boeing Company (incorporated by reference to Exhibit 10.2 to AAG's Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 (Commission File No. 1-8400)).**
10.101	Supplemental Agreement No. 27, dated as of October 3, 2022, to Purchase Agreement No. 03735 dated as of February 1, 2013, between American Airlines, Inc. and the Boeing Company.**
10.102	Supplemental Agreement No. 28, dated as of November 4, 2022, to Purchase Agreement No. 03735 dated as of February 1, 2013, between American Airlines, Inc. and the Boeing Company.**
10.103	Consent Agreement, dated as of October 5, 2015, between American Airlines, Inc. (as successor in interest to US Airways, Inc.), American Airlines, Inc. and Airbus S.A.S. (incorporated by reference to Exhibit 10.95 to AAG's Annual Report on Form 10-K for the year ended December 31, 2021 (Commission File No. 1-8400))**
10.104	Supplemental Executive Retirement Program for Officers of American Airlines, Inc., as amended and restated as of January 1, 2005 (incorporated by reference to Exhibit 10.127 to AMR's Annual Report on Form 10-K for the year ended December 31, 2008 (Commission File No. 1-8400)).†
10.105	Trust Agreement Under Supplemental Retirement Program for Officers of American Airlines, Inc., as amended and restated as of June 1, 2007 (incorporated by reference to Exhibit 10.128 to AMR's Annual Report on Form 10-K for the year ended December 31, 2008 (Commission File No. 1-8400)).†
10.106	Trust Agreement Under Supplemental Executive Retirement Program for Officers of American Airlines, Inc. Participating in the Super Saver Plus Plan, as amended and restated as of June 1, 2007 (incorporated by reference to Exhibit 10.129 to AMR's Annual Report on Form 10-K for the year ended December 31, 2008 (Commission File No. 1-8400)).†
10.107	American Airlines Group Inc. 2013 Incentive Award Plan (incorporated by reference to Exhibit 4.1 of AAG's Form S-8 Registration Statement, filed on December 4, 2013 (Registration No. 333-192660)).†

Exhibit Number	Description
10.108	First Amendment to the American Airlines Group Inc. 2013 Incentive Award Plan (incorporated by reference to Exhibit 10.64 to AAG's Annual Report on Form 10-K for the year ended December 31, 2017 (Commission File No. 1-8400)).†
10.109	Form of American Airlines Group Inc. 2013 Incentive Award Plan Restricted Stock Unit (Cash-Settled) Award Grant Notice and Award Agreement (incorporated by reference to Exhibit 10.125 to AAG's Annual Report on Form 10-K for the year ended December 31, 2013 (Commission File No. 1-8400)).†
10.110	Form of American Airlines Group Inc. 2013 Incentive Award Plan Restricted Stock Unit (Stock-Settled) Award Grant Notice and Award Agreement (incorporated by reference to Exhibit 10.127 to AAG's Annual Report on Form 10-K for the year ended December 31, 2013 (Commission File No. 1-8400)).†
10.111	Form of American Airlines Group Inc. 2013 Incentive Award Plan Restricted Stock Unit (Stock-Settled) Award Grant Notice and Award Agreement for Director Grants (incorporated by reference to Exhibit 10.129 to AAG's Annual Report on Form 10-K for the year ended December 31, 2013 (Commission File No. 1-8400)).†
10.112	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.9 to AAG's Current Report on Form 8-K filed on December 9, 2013 (Commission File No. 1-8400)).†
10.113	US Airways Group, Inc. 2011 Incentive Award Plan (incorporated by reference to Exhibit 4.1 to US Airways Group's Registration Statement on Form S-8 filed on July 1, 2011 (Registration No. 333-175323)).†
10.114	2014 Short-Term Incentive Program Under 2013 Incentive Award Plan (incorporated by reference to Exhibit 10.8 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 (Commission File No. 1-8400)).†
10.115	Form of Letter Agreement for Directors Travel Program (incorporated by reference to Exhibit 10.106 to US Airways Group's Annual Report on Form 10-K for the year ended December 31, 2007 (Commission File No. 1-8444)).†
10.116	Amended and Restated Employment Agreement, dated as of November 28, 2007, among US Airways Group, US Airways, Inc. and W. Douglas Parker (incorporated by reference to Exhibit 10.1 to US Airways Group's Current Report on Form 8-K filed on November 29, 2007 (Commission File No. 1-8444)).†
10.117	Form of Letter Agreement, dated April 25, 2017, by and between American Airlines Group Inc. and each of Robert D. Isom, Jr., Stephen L. Johnson and Derek J. Kerr (incorporated by reference to Exhibit 10.1 to AAG's Current Report on Form 8-K filed on May 1, 2017 (Commission File No. 1-8400)).†
10.118	Letter Agreement, dated as of April 28, 2016, between American Airlines Group Inc. and W. Douglas Parker (incorporated by reference to Exhibit 10.1 to AAG's Current Report on Form 8-K filed on April 29, 2016 (Commission File No. 1-8400)).†
10.119	Payroll Support Program 3 Agreement, dated as of April 23, 2021, between American Airlines, Inc. and the United States Department of the Treasury (incorporated by reference to Exhibit 10.1 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (Commission File No. 1-8400)).

Exhibit Number	Description
10.120	Promissory Note, dated as of April 23, 2021, issued by American Airlines Group Inc. in the name of the United States Department of the Treasury and guaranteed by American Airlines, Inc., Envoy Air Inc., Piedmont Airlines, Inc. and PSA Airlines, Inc. (incorporated by reference to Exhibit 10.2 to AAG's Quarterly Report on Form 10-Q for the quarter ended June 30, 2021 (Commission File No. 1-8400)).
10.121	Term Loan Credit and Guaranty Agreement, dated as of March 24, 2021, among American Airlines, Inc., AAdvantage Loyalty IP Ltd., American Airlines Group Inc., AAdvantage Holdings 1, Ltd., AAdvantage Holdings 2, Ltd., Barclays Bank PLC, as administrative agent, Wilmington Trust, National Association, as collateral administrator, and the lenders party thereto (incorporated by reference as Exhibit 10.4 to AAG's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission File No. 1-8400)).#
14.1	Code of Ethics (incorporated by reference to Exhibit 14.1 to AAG's Current Report on Form 8-K filed on December 9, 2013 (Commission File No. 1-8400)).
21.1	Significant subsidiaries of AAG and American as of December 31, 2022.
23.1	Consent of Independent Registered Public Accounting Firm – KPMG LLP.
24.1	Powers of Attorney (included in signature page of this Annual Report on Form 10-K).
31.1	Certification of AAG Chief Executive Officer pursuant to Rule 13a-14(a).
31.2	Certification of AAG Chief Financial Officer pursuant to Rule 13a-14(a).
31.3	Certification of American Chief Executive Officer pursuant to Rule 13a-14(a).
31.4	Certification of American Chief Financial Officer pursuant to Rule 13a-14(a).
32.1	Certification pursuant to Rule 13a-14(b) and section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code).
32.2	Certification pursuant to Rule 13a-14(b) and section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of section 1350, chapter 63 of title 18, United States Code).
101.1	Interactive data files pursuant to Rule 405 of Regulation S-T, formatted in Inline XBRL (eXtensible Business Reporting Language).
104.1	Cover page interactive data file (formatted in Inline XBRL and contained in Exhibit 101.1).

\#   Pursuant to Item 601(a)(5) of Regulation S-K promulgated by the Securities and Exchange Commission, certain exhibits and schedules to this agreement have been omitted. Such exhibits and schedules are described in the referenced agreement. AAG and American hereby agree to furnish to the Securities and Exchange Commission, upon its request, any or all of such omitted exhibits or schedules.

*   Confidential treatment has been granted with respect to certain portions of this agreement.

**   Portions of this exhibit have been omitted in accordance with Item 601(b)(10) of Regulation S-K.

†   Management contract or compensatory plan or arrangement.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Airlines Group Inc.

Date: February 22, 2023

By: /s/ Robert D. Isom

Robert D. Isom
Chief Executive Officer and President
(Principal Executive Officer)

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

American Airlines, Inc.

Date: February 22, 2023

By: /s/ Robert D. Isom

Robert D. Isom
Chief Executive Officer and President
(Principal Executive Officer)

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Robert D. Isom and Devon E. May and each or any of them, his or her true and lawful attorneys and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to the registrants' Annual Report on Form 10-K for the fiscal year ended December 31, 2022, and to file the same with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys and agents, and each or any of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys and agents, and each of them, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of American Airlines Group Inc. and in the capacities and on the dates noted:

Date: February 22, 2023	/s/ Robert D. Isom
	Robert D. Isom Chief Executive Officer and President (Principal Executive Officer)
Date: February 22, 2023	/s/ Devon E. May
	Devon E. May Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Date: February 22, 2023	/s/ Angela K. Owens
	Angela K. Owens Vice President and Corporate Controller (Principal Accounting Officer)
Date: February 22, 2023	/s/ James F. Albaugh
	James F. Albaugh, Director
Date: February 22, 2023	/s/ Jeffrey D. Benjamin
	Jeffrey D. Benjamin, Director
Date: February 22, 2023	/s/ Adriane M. Brown
	Adriane M. Brown, Director
Date: February 22, 2023	/s/ John T. Cahill
	John T. Cahill, Director
Date: February 22, 2023	/s/ Michael J. Embler
	Michael J. Embler, Director
Date: February 22, 2023	/s/ Matthew J. Hart
	Matthew J. Hart, Director

Date: February 22, 2023	/s/ Susan D. Kronick
	Susan D. Kronick, Director
Date: February 22, 2023	/s/ Martin H. Nesbitt
	Martin H. Nesbitt, Director
Date: February 22, 2023	/s/ Denise M. O'Leary
	Denise M. O'Leary, Director
Date: February 22, 2023	/s/ W. Douglas Parker
	W. Douglas Parker, Chairman
Date: February 22, 2023	/s/ Vicente Reynal
	Vicente Reynal, Director
Date: February 22, 2023	/s/ Ray M. Robinson
	Ray M. Robinson, Director
Date: February 22, 2023	/s/ Gregory D. Smith
	Gregory D. Smith, Director
Date: February 22, 2023	/s/ Douglas M. Steenland
	Douglas M. Steenland, Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of American Airlines, Inc. and in the capacities and on the dates noted:

Date: February 22, 2023	/s/ Robert D. Isom
	Robert D. Isom Chief Executive Officer and President (Principal Executive Officer)
Date: February 22, 2023	/s/ Devon E. May
	Devon E. May Executive Vice President and Chief Financial Officer (Principal Financial Officer)
Date: February 22, 2023	/s/ Angela K. Owens
	Angela K. Owens Vice President and Corporate Controller (Principal Accounting Officer)
Date: February 22, 2023	/s/ Stephen L. Johnson
	Stephen L. Johnson, Director

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Directors of American Airlines Group Inc.

(as of March 30, 2023)

Jim Albaugh
Advisor
*Global Advisory and
Asset Management Firm*
(Compensation and Corporate
Governance, Public Responsibility and
Safety Committees)

Jeff Benjamin
Senior Advisor
Cyrus Capital Partners, L.P.
(Compensation and Finance
Committees)

Adriane Brown
Managing Partner
Flying Fish Partners
(Audit and Corporate Governance,
Public Responsibility and Safety
Committees)

John Cahill
Vice Chairman
The Kraft Heinz Company
(Audit and Corporate Governance,
Public Responsibility and Safety
Committees)

Mike Embler
Former Chief Investment Officer
Franklin Mutual Advisers, LLC
(Audit Committee, Chair of the
Finance Committee)

Matt Hart
Former President and Chief
Operating Officer
Hilton Hotels Corporation
(Chair of the Audit Committee)

Robert Isom
Chief Executive Officer
American Airlines Group Inc.

Sue Kronick
Former Operating Partner
Martin Traub Associates
(Compensation Committee, Chair of
the Corporate Governance, Public
Responsibility and Safety Committee)

Marty Nesbitt
Co-Chief Executive Officer
The Vistria Group, LLC
(Audit and Finance Committees)

Denise O'Leary
Private Venture Capital Investor
(Finance Committee, Chair of the
Compensation Committee)

Doug Parker
Retiring Chairman
American Airlines Group Inc.

Vicente Reynal
Chairman, Chief Executive Officer
and President
Ingersoll Rand Inc.

Ray Robinson
Chairman
Citizens Trust Bank and *Progressive
Leasing, Inc.*
(Finance and Corporate Governance,
Public Responsibility and Safety
Committees)

Greg Smith
Incoming Independent Chairman
American Airlines Group Inc.
Former Executive Vice President and
Chief Financial Officer
The Boeing Company
(Audit and Corporate Governance,
Public Responsibility and Safety
Committees)

Doug Steenland
Senior Advisor
The Blackstone Group L.P.
(Compensation and Finance
Committees)

Executive Officers of American Airlines Group Inc.

(as of March 30, 2023)

Robert Isom
Chief Executive Officer

Priya Aiyar
Executive Vice President and Chief
Legal Officer

Steve Johnson
Executive Vice President

Devon May
Executive Vice President and Chief
Financial Officer

Vasu Raja
Executive Vice President and Chief
Commercial Officer

David Seymour
Executive Vice President and Chief
Operating Officer

Investor Information

Corporate Headquarters

American Airlines Group Inc.
1 Skyview Drive
Fort Worth, Texas 76155
www.aa.com

Annual Meeting

The annual meeting of American Airlines Group Inc. will be held in virtual format via live audio webcast on Wednesday, May 10, 2023 at 9:00 a.m., Central Time. Stockholders can attend the meeting via the Internet at: *www.proxydocs.com/AAL*

Electronic Access

Rather than receiving mailed copies, stockholders whose shares are registered directly in the stockholder's name with our stock registrar and transfer agent, American Stock Transfer & Trust Company, LLC, may sign up at the following website for electronic communications, including annual meeting materials: *www.astfinancial.com*

If you hold your shares in a brokerage account or otherwise through a third party in "street name," please refer to the information provided by your broker, bank or other nominee for instructions on how to elect to receive and view future annual meeting materials electronically.

Mailing Address

MD8B503
1 Skyview Drive
Fort Worth, Texas 76155

Financial and Other Company Information

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and other financial reports and filings with the U.S. Securities and Exchange Commission, news releases and other information are available on our website at: *www.aa.com/investorrelations*

Stock Exchange Listing

The common stock of American Airlines Group Inc. is listed on the NASDAQ Global Select Market under the symbol AAL.

Investor Relations

The Investor Relations department of American Airlines Group Inc. provides stockholders, potential stockholders and the investment community with investor-related information. For Investor Relations inquiries, please send an email to: *investor.relations@aa.com*

Investor Relations mailing address:
American Airlines Group Inc.
P.O. Box 619616, MD8B351
DFW Airport, Texas 75261-9616

Transfer Agent & Registrar

American Stock Transfer & Trust Company, LLC
Attn: Shareholder Services
6201 15th Avenue
Brooklyn, New York 11219
Toll-free telephone number is open Monday - Friday 8AM to 8PM ET
U.S. only: (877) 390-3077
International: (718) 921-8124
Website: *www.astfinancial.com*
E-mail: *help@astfinancial.com*

